Amendment No. 5 to Confidential Draft Submission

As confidentially submitted to the Securities and Exchange Commission on February 13, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marblegate Capital Corporation

(Exact name of Registrant as specified in its charter)

Delaware	6770	92-2142791
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

Telephone: 914-415-4082

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Milgram

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

Telephone: 914-415-4081

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Brandon Bortner Paul Hastings LLP 2050 M Street NW Washington, DC 20036 (202) 551-1700	Jonathan Ko Paul Hastings LLP 515 South Flower Street Twenty-Fifth Floor Los Angeles, CA 90071 (213) 683-6000	Tadashi Okamoto Lynwood Reinhardt Louis A. Curcio Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 521-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e 4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d 1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2024

PROXY STATEMENT FOR

SPECIAL MEETING OF STOCKHOLDERS OF

MARBLEGATE ACQUISITION CORP.

(A DELAWARE CORPORATION)

PROSPECTUS FOR

[●] SHARES OF COMMON STOCK

[●] WARRANTS TO PURCHASE SHARES OF COMMON STOCK AND

[●] SHARES OF COMMON STOCK UNDERLYING WARRANTS

OF MARBLEGATE CAPITAL CORPORATION,

A DELAWARE CORPORATION

Dear Marblegate Acquisition Corp. Stockholders:

On February 14, 2023, Marblegate Acquisition Corp., a Delaware corporation (“MAC,” “we,” “our company,” or “us”), entered into a business combination agreement (as it may be amended or restated from time to time, the “Business Combination Agreement”), with Marblegate Asset Management, LLC, a Delaware limited liability company (“MAM” or the “Manager”), Marblegate Capital Corporation, a Delaware corporation (“New MAC”), MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and each of DePalma I and DePalma II, a “DePalma Company” and together, the “DePalma Companies” or “DePalma”), pursuant to which MAC agreed to combine with DePalma in a series of transactions that will result in New MAC becoming a public company on The Nasdaq Capital Market (“Nasdaq”) (collectively, the “Business Combination”).

Pursuant to the Business Combination Agreement, among other things:

(i)

Immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect a series of reorganization transactions, resulting in New MAC becoming the majority owner of the DePalma Companies (the “Pre-Closing Transactions”); and

(ii)

Merger Sub will merge with and into MAC (the “Merger”), with MAC surviving the Merger as a wholly-owned subsidiary of New MAC, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described in the accompanying proxy statement/prospectus, and (x) each share of MAC’s Class A common stock, par value $0.0001 per share (“MAC Class A Common Stock”), outstanding immediately prior to the effectiveness of the Merger is being converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of New MAC (“New MAC Common Stock”), determined in accordance with the Business Combination Agreement, having an aggregate value of $[●] (at a deemed value of $10.00 per share and assuming no redemptions of MAC Class A Common Stock), (y) each share of MAC’s Class B common stock, par value $0.0001 per share (“MAC Class B Common Stock,” and, together with the MAC Class A Common Stock, the “MAC Common Stock”), outstanding immediately prior to the effectiveness of the Merger is being converted into the right to receive a number of shares of New MAC Common Stock, determined in accordance with the Business Combination Agreement, having an aggregate value of $[●] (at a deemed value of $10.00 per share and assuming no redemptions of MAC Class A Common Stock and giving effect to the forfeiture and donation of shares), and (z) each warrant of MAC outstanding immediately prior to the effectiveness of the Merger is being converted into the right to receive one warrant of New MAC (the “New MAC Warrants”), with New MAC assuming MAC’s obligations under the existing warrant agreement.

MAC’s equity securities trade on Nasdaq. Each of MAC’s units (“MAC Unit” or “Unit”) consists of one share of MAC Class A Common Stock and one-half of one warrant (“Public Warrant”) and trades under the symbol “GATEU”. The MAC Class A Common Stock and Public Warrants trade under the symbols “GATE” and “GATEW”, respectively. Each whole warrant entitles the holder to purchase one share of MAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Units that have not previously been separated at the election of holders will automatically separate into the component securities upon the closing of the Business Combination (the “Closing”) and, as a result, will no longer trade as a separate security. New MAC intends to apply to list the New MAC Common Stock and New MAC Warrants on Nasdaq under the symbols “GATE” and “GATEW”, respectively.

MAC cordially invites you to attend a special meeting of its stockholders (the “Special Meeting”) to consider matters related to the proposed Business Combination. MAC and DePalma cannot complete the Business Combination unless MAC’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. MAC is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus in order to obtain stockholder approvals of the proposals necessary to complete the Business Combination, and these proposals are described in this proxy statement/prospectus.

The Special Meeting will be held on    , 2024, at  :00 a.m., Eastern time, via a virtual meeting. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the wellbeing of MAC’s stockholders and partners, the Special Meeting will be completely virtual. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://[●]. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. MAC recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

The board of directors of MAC (the “MAC Board”) formed a special committee comprised entirely of an independent and disinterested director (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the MAC Board whether to pursue the Business Combination and, if so, on what terms and conditions.

After careful consideration, the MAC Board, based in part upon the recommendation of the Special Committee, has unanimously approved and adopted the Business Combination Agreement and the other proposals described in this proxy statement/prospectus, and the MAC Board has determined that it is advisable to consummate the Business Combination. The MAC Board recommends that you vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals (including each of the sub-proposals) presented to MAC’s stockholders in this proxy statement/prospectus. In arriving at its recommendations, the MAC Board and the Special Committee carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendations of the MAC Board and the Special Committee, you should keep in mind that MAC’s Sponsor and certain of its directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus.

MAC is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting.

More information about MAC, the DePalma Companies and the Business Combination is contained in this proxy statement/prospectus. MAC and the DePalma Companies urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed in the section entitled “Risk Factors” beginning on page 57 of this proxy statement/prospectus.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE MAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO MAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the MAC Board, I thank you for your support and look forward to the successful completion of the Business Combination.

By Order of the Board of Directors

Harvey Golub
Chairman of the Board

The accompanying proxy statement/prospectus is dated     , 2024, and is first being mailed to the stockholders of MAC on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, OR PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION.

Marblegate Acquisition Corp.

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

NOTICE OF SPECIAL MEETING

TO BE HELD ON   , 2024

TO THE STOCKHOLDERS OF MARBLEGATE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Marblegate Acquisition Corp. (“MAC,” “we,” “our company,” or “us”), a Delaware corporation, will be held at  :00 a.m., Eastern time, on    , 2024, in a virtual format. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

In connection with the Business Combination, you are cordially invited to attend a Special Meeting. At the Special Meeting, MAC’s stockholders will be asked to consider and vote on:

(1)

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of February 14, 2023 (as may be amended or restated from time to time, the “Business Combination Agreement”), by and among MAC, MAM, New MAC, Merger Sub, DePalma I and DePalma II, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, the merger of Merger Sub with and into MAC, with MAC surviving the Merger as a wholly-owned subsidiary of New MAC, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus (the transactions contemplated by the Business Combination Agreement, the Business Combination, and such proposal, the “Business Combination Proposal”);

(2)

Proposal No. 2 — The Organizational Document Proposals — To consider and vote upon an amendment and restatement of MAC’s current Amended and Restated Certificate of Incorporation, (as amended, the “Existing Charter” and, together with the Amended and Restated Bylaws of MAC the “Existing Bylaws” and, together with the Existing Charter, the “Existing Organizational Documents”) and the following material differences between the proposed Amended and Restated Certificate of Incorporation of New MAC, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Proposed Charter” and, together with the proposed Amended and Restated Bylaws of New MAC, a copy of which is attached to this proxy statement/prospectus as Annex C (the “Proposed Bylaws,” the “Proposed Organizational Documents”) and the Existing Charter (such proposals, collectively, the “Organizational Document Proposals”):

(i)

Proposal No. 2a — to approve the provision in the Proposed Charter changing the authorized capital stock of 221,000,000 shares, consisting of 200,000,000 shares of MAC Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of MAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 260,000,000 shares, consisting of 250,000,000 shares of New MAC Common Stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

(ii)

Proposal No. 2b — to approve the provision in the Proposed Charter pursuant to which: the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of New MAC Common Stock entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to, among other matters: (i) stockholder meetings, (ii) the board of directors and (iii) amendment of the Proposed Charter;

(iii)

Proposal No. 2c — to approve all other changes in connection with the replacement of the Existing Organizational Documents of MAC with the Proposed Organizational Documents of New MAC, including, among other things, changing from a blank check company seeking a business combination within a certain period (as provided in the Existing Organizational Documents), to a corporation having perpetual existence (as provided in the Proposed Charter);

(iv)

Proposal No. 2d — to provide for a single class of board of directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Proposed Bylaws; and

(3)

Proposal No. 3 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote at the Special Meeting (such proposal, the “Adjournment Proposal”).

We may not consummate the Business Combination unless the Business Combination Proposal and each of the Organizational Document Proposals (together, the “Condition Precedent Proposals”) are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in the attached proxy statement/prospectus.

Only holders of record of MAC Class A Common Stock and MAC Class B Common Stock at the close of business on    , 2024, are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to MAC’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, all of MAC’s stockholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 57 of this proxy statement/prospectus.

Pursuant to our Existing Charter, a holder of shares of MAC Class A Common Stock originally sold in our IPO, including as part of the Units issued in our IPO (such shares, the “Public Shares”), may request of MAC that MAC redeem all or a portion of such holder’s MAC Class A Common Stock for cash if the Business Combination is consummated. As a holder of MAC Class A Common Stock, you will be entitled to receive cash for any such shares to be redeemed only if you:

(i)

(a) hold MAC Class A Common Stock, or (b) hold MAC Class A Common Stock through Units, you elect to separate your Units into the underlying MAC Class A Common Stock and Public Warrants prior to exercising your redemption rights with respect to the MAC Class A Common Stock;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), MAC’s transfer agent, that MAC redeem all or a portion of your Public Shares for cash; and

(iii)	deliver your Public Shares to Continental, MAC’s transfer agent, physically or electronically through The Depository Trust Company (the “Depository Trust Company”).

Holders must complete the procedures for electing to redeem their MAC Class A Common Stock in the manner described above prior to 5:00 p.m., Eastern time, on    , 2024 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of Units must elect to separate the Units into the underlying MAC Class A Common Stock and Public Warrants prior to exercising redemption rights with respect to the MAC Class A Common Stock. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying MAC Class A Common Stock and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental, MAC’s transfer agent, directly and instruct them to do so. Public Stockholders (as defined herein) may elect to redeem MAC Class A Common Stock regardless of if or how they vote with respect to the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the MAC Class A Common Stock that it holds and timely delivers its shares to Continental, MAC’s transfer agent, New MAC will redeem such MAC Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account as of January 29, 2024 of approximately $6.8 million, the estimated per share redemption price would have been approximately $10.67, which includes up to $0.4 million of interest income available to us to pay taxes. If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its MAC Class A Common Stock for cash and will no longer own MAC Class A Common Stock. The redemption takes place following the Business Combination and, accordingly, it is shares of New MAC Common Stock that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Special Meeting of MAC Stockholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its MAC Class A Common Stock with respect to more than an aggregate of 15% of the MAC Class A Common Stock, without the consent of MAC. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the MAC Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our initial stockholders, including the Sponsor, and certain of our directors and officers have agreed to vote any shares of MAC Common Stock owned by them in favor of the Business Combination, including their shares of MAC Class B Common Stock and any Public Shares purchased after our IPO (including in open market and privately negotiated transactions). The Anchor Investors (as defined herein) are not required to vote any of their Public Shares in favor of our initial business combination, including the Business Combination, or for or against any other matter presented for a stockholder vote. As a result, the parties to the Sponsor Support Agreement (as defined herein) agreed to, among other things, vote at least 610,000 Private Placement Shares, 4,000,000 non-redeemable shares of MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, our Sponsor beneficially owns an aggregate of approximately 71% of the outstanding shares of MAC Common Stock. Subject to the terms and conditions contemplated by the Sponsor Support Agreement, the MAC Common Stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal.

As of the date of this proxy statement/prospectus, the Sponsor owns 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock, and has agreed to vote all shares of MAC Common Stock owned by it in favor of the Business Combination Proposal and the Organizational Document Proposals.

As a result, no additional votes by Public Stockholders will be required to approve the Business Combination Proposal and the Organizational Document Proposals. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Organizational Document Proposals are approved at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

The MAC Board formed a special committee comprised of an independent and disinterested director (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the MAC Board whether to pursue the Business Combination and, if so, on what terms and conditions.

After careful consideration, the MAC Board, based in part upon the recommendation of the Special Committee, has unanimously approved and adopted the Business Combination Agreement and the other proposals described in this proxy statement/prospectus, and the MAC Board has determined that it is advisable to consummate the Business Combination. The MAC Board recommends that you vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals (including each of the sub-proposals) presented to MAC’s stockholders in this proxy statement/prospectus. In arriving at its recommendations, the MAC Board and the Special Committee carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendations of the Special Committee and the MAC Board, you should keep in mind that MAC’s Sponsor and certain of MAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to virtually attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote on any proposal will be counted toward the quorum requirement for the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote virtually, you may withdraw your proxy and vote while attending virtually.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein.

If you have any questions or need assistance voting your stock, please contact Advantage Proxy, Inc., our proxy solicitor, by calling at 1-877-870-8565, or banks and brokers can call collect at 1-206-870-8565 or email ksmith@advantageproxy.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Harvey Golub
Chairman of the Board

   , 2024

TO EXERCISE REDEMPTION RIGHTS, HOLDERS MUST TENDER THEIR STOCK TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, MAC’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR STOCK EITHER BY DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SPECIAL MEETING OF MAC STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

DELIVERY OF DOCUMENTS TO STOCKHOLDERS	287

WHERE YOU CAN FIND MORE INFORMATION	288

INDEX TO FINANCIAL STATEMENTS	F-1

Annexes

ANNEX A — BUSINESS COMBINATION AGREEMENT	A-1

ANNEX B — FORM OF PROPOSED CHARTER OF NEW MAC	B-1

ANNEX C — FORM OF PROPOSED BYLAWS OF NEW MAC	C-1

ANNEX D — FORM OF SPONSOR SUPPORT AGREEMENT	D-1

ANNEX E — FORM OF REGISTRATION RIGHTS AGREEMENT	E-1

ANNEX F — FORM OF MANAGEMENT SERVICES AGREEMENT	F-1

ANNEX G — OPINION OF HURON TRANSACTION ADVISORY LLC	G-1

You should rely only on the information contained in this proxy statement/prospectus in determining whether to vote in favor of the Business Combination and the other proposals. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated   , 2024. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to MAC stockholders nor the issuance by New MAC of New MAC Common Stock and New MAC Warrants in connection with the Business Combination will create any implication to the contrary.

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC, by New MAC (File No. 333-     ) (the “Registration Statement”), constitutes a prospectus of New MAC under Section 5 of the Securities Act, with respect to the shares of its New MAC Common Stock and New MAC Warrants to be issued to MAC stockholders if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement/prospectus under Section 14(a) of the Exchange Act with respect to the Special Meeting of MAC stockholders at which MAC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to the following capitalized terms have the meanings set forth below:

“Acquiror Parties” means, collectively, MAC, New MAC and Merger Sub.

“Adjournment Proposal” means the proposal to adjourn the Special Meeting of to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote at the Special Meeting.

“Aggregate Equity Value” means the sum of (i) the MAC Equity Value, plus (ii) the “DePalma Equity Value” as defined in and determined in accordance with the Business Combination Agreement.

“Aggregate New MAC Capitalization” means the quotient obtained by dividing (i) the Aggregate Equity Value, by (ii) $10.00.

“Anchor Founder Shares” means an aggregate of 2,473,864 Founder Shares purchased by the Anchor Investors from the Sponsor at their original purchase price of approximately $0.002 per share.

“Anchor Investors” means the qualified institutional buyers or institutional accredited investors which are not affiliated with MAC, the Sponsor, MAC’s directors or any member of MAC’s management and that purchased Anchor Founder Shares and certain Units in the IPO.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 14, 2023, by and among MAC, MAM, New MAC, Merger Sub, DePalma I and DePalma II, as it may further be amended or restated from time to time.

“Business Combination Period” means the time specified in the MAC charter to consummate its initial business combination.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Cantor” means Cantor Fitzgerald & Co.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date on which the Closing occurs.

“Condition Precedent Proposals” means, collectively, the Business Combination Proposal and each of the Organizational Document Proposals.

“Continental” means Continental Stock Transfer & Trust Company, as trustee and warrant agent, as the context requires.

“Conversion Shares” means all or a portion of the unpaid principal amount of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note issued by MAC to the Master Fund that is converted into shares of MAC Class A Common Stock.

“December 2023 Note” means that certain promissory note, dated as of December 21, 2023, issued by MAC to the Master Fund, in the principal amount of up to $450,000, the principal balance of which may be converted into Conversion Shares.

“DePalma” or the “DePalma Companies” means DePalma Acquisition I LLC, a Delaware limited liability company, and DePalma Acquisition II LLC, a Delaware limited liability company.

“DePalma Equityholders” means Marblegate Special Opportunities Master Fund, L.P., as the Master Fund, Marblegate Partners Master Fund I L.P., Marblegate Partners Master Fund II L.P., Marblegate Strategic Opportunities Master Fund I L.P., Marblegate Tactical Master Fund I L.P., Marblegate Tactical Master Fund II L.P., Marblegate Tactical III Master Fund I L.P., Marblegate Tactical III Master Fund II L.P. Marblegate Cobblestone Master Fund I L.P. (and their respective feeder funds and affiliates).

“Depository Trust Company” means The Depository Trust Company.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which the Merger becomes effective.

“Existing Charter” means the Amended and Restated Certificate of Incorporation, as amended, of MAC.

“Existing Bylaws” means the Amended and Restated Bylaws of MAC.

“Existing Organizational Documents” means, collectively, the Existing Charter and the Existing Bylaws.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extension Meeting” means the special meeting of MAC stockholders held on December 2, 2022 to amend the Amended and Restated Certificate of Incorporation of MAC then in effect to extend the date by which MAC must consummate its initial business combination from January 5, 2023 to July 5, 2023, or such earlier date as determined by the MAC Board.

“Extension Redemptions” means the redemption of shares of MAC Class A Common Stock in connection with the Extension Meeting.

“February 2023 Note” means that certain promissory note, dated as of February 13, 2023, issued by MAC to the Master Fund, in the principal amount of up to $1,100,000, the principal balance of which may be converted into Conversion Shares.

“Field Point” means Field Point Servicing, LLC.

“Founder Shares” means shares of MAC Class B Common Stock initially purchased by the Sponsor in a private placement in connection with MAC’s IPO, and the shares of MAC Class A Common Stock issued upon conversion thereof. As of the date of this proxy statement/prospectus, the Sponsor holds 7,829,469 Founder Shares, consisting of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and the Anchor Investors hold the Anchor Founder Shares.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” or “initial public offering” means MAC’s initial public offering of Units, which was consummated on October 5, 2021.

“January 2021 Note” means that certain unsecured promissory note, dated January 15, 2021, issued by MAC to the Sponsor, in the principal amount of up to $300,000.

“June 2022 Note” means that certain promissory note, dated as of June 30, 2022, issued by MAC to the Master Fund, in the principal amount of up to $600,000, the principal balance of which may be converted into Conversion Shares.

“July 2023 Note” means that certain promissory note, dated as of July 20, 2023, issued by MAC to the Master Fund, in the principal amount of up to $500,000, the principal balance of which may be converted into Conversion Shares.

“MAC,” “Company,” “we,” “us,” and “our” means Marblegate Acquisition Corp., a Delaware corporation, prior to the consummation of the Business Combination, unless the context provides otherwise.

“MAC Board” means the board of directors of MAC.

“MAC Class A Common Stock” means MAC’s Class A Common Stock, par value $0.0001 per share.

“MAC Class B Common Stock” means shares of MAC Class B Common Stock, par value $0.0001 per share, which are automatically convertible into shares of MAC Class A Common Stock at the time of an initial business combination, including the Business Combination contemplated hereby.

“MAC Common Stock” means, collectively, the MAC Class A Common Stock and the MAC Class B Common Stock.

“MAC Equity Value” means the product obtained by multiplying (i) the aggregate number of shares of MAC Common Stock outstanding immediately prior to the Merger becoming effective and after giving effect to redemptions of shares of MAC Common Stock, by (ii) $10.00.

“MAC Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the MAC Equity Value by (ii) the Aggregate Equity Value.

“MAC Per Share Consideration” means, with respect to each one (1) share of MAC Class A Common Stock or Class B Common Stock, as applicable, a number of shares of New MAC Common Stock, rounded up to the nearest whole share, equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) the MAC Exchange Ratio by (B) the Aggregate New MAC Capitalization, by (ii) the total number of shares of MAC Common Stock outstanding immediately prior to the Merger becoming effective and after giving effect to any redemptions of shares of MAC Common Stock.

“MAC Units” or “Units” are the units of MAC, each unit representing one share of MAC Class A Common Stock and one-half of one redeemable Public Warrant to acquire one share of MAC Class A Common Stock, that were offered and sold in the IPO (less the number of Units that have been separated into the underlying Public Shares and underlying Public Warrants upon the request of the holder thereof).

“Manager” or “MAM” means Marblegate Asset Management, LLC.

“MSA” means Management Services Agreement.

“Master Fund” means Marblegate Special Opportunities Master Fund, L.P., the majority owner of the Sponsor.

“Merger” means the merger of Merger Sub with and into MAC with MAC being the surviving corporation and becoming a wholly-owned subsidiary of New MAC.

“Merger Sub” means MAC Merger Sub, Inc., a Delaware corporation, and wholly-owned subsidiary of New MAC.

“Nasdaq” means The Nasdaq Capital Market.

“New MAC” means Marblegate Capital Corporation, a Delaware corporation.

“New MAC Board” means the board of directors of New MAC.

“New MAC Common Stock” means the common stock, par value $0.0001 per share, of New MAC.

“New MAC Warrants” means warrants of New MAC each exercisable for one share of New MAC Common Stock.

“Organizational Document Proposals” means the proposals to approve the adoption of the Proposed Organizational Documents.

“Owned Medallions” means, collectively, all Registered Medallions and Unregistered Medallions.

“Private Placement” means the private placement of 910,000 Private Placement Units purchased by the Sponsor and Cantor, which occurred simultaneously with the completion of the IPO, at a purchase price of $10.00 per Private Placement Unit for an aggregate purchase price of $9,100,000.

“Private Placement Shares” means the shares of MAC Class A Common Stock included as part of the Private Placement Units sold in the Private Placement concurrent with the IPO.

“Private Placement Units” means the units of MAC, each comprised of one Private Placement Share and one half of one Private Placement Warrant, purchased by the Sponsor and Cantor in the Private Placement.

“Private Placement Warrants” means the warrants to purchase MAC Class A Common Stock included as part of the Private Placement Units sold in the Private Placement concurrent with the IPO.

“Projections” means projections prepared by MAC’s management for the Special Committee and the MAC Board based on certain internal, forward-looking, unaudited prospective financial information provided by DePalma.

“Proposed Bylaws” the proposed Amended and Restated Bylaws of New MAC.

“Proposed Charter” means the proposed Amended and Restated Certificate of Incorporation of New MAC.

“Proposed Organizational Documents” means, collectively, the Proposed Bylaws and Proposed Charter.

“Public Shares” means shares of MAC Class A Common Stock issued as a component of the Units sold in the IPO (whether such shares were purchased in the IPO or in the secondary market following the IPO).

“Public Stockholders” means the holders of the Public Shares.

“Public Warrants” means the warrants included as a component of the Units sold in the IPO, each of which is exercisable for one share of MAC Class A Common Stock, in accordance with its terms.

“Registered Medallions” means, collectively, NYC taxi medallions that have completed the formal TLC transfer process and are owned by mini-LLCs that are wholly owned by DePalma II.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Extension Meeting” means the special meeting of MAC stockholders held on June 27, 2023 to amend the Amended and Restated Certificate of Incorporation of MAC then in effect to extend the date by which MAC must consummate its initial business combination from July 5, 2023 to January 5, 2024, or such earlier date as determined by the MAC Board.

“Second Extension Redemptions” means the redemption of shares of MAC Class A Common Stock in connection with the Second Extension Meeting.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Special Committee” means the Special Committee of the MAC Board, comprised of sole member Patrick J. Bartels, Jr., an independent and disinterested director of MAC.

“Sponsor” means Marblegate Acquisition LLC, a Delaware limited liability company.

“Stockholder Proposals” means, individually or collectively as the context requires, the Business Combination Proposal, the Organizational Document Proposals and/or the Adjournment Proposal.

“Third Extension Meeting” means the special meeting of MAC stockholders held on December 19, 2023 to amend the Amended and Restated Certificate of Incorporation of MAC then in effect to extend the date by which MAC must consummate its initial business combination from January 5, 2024 to October 5, 2024, or such earlier date as determined by the MAC Board.

“Third Extension Redemptions” means the redemption of shares of MAC Class A Common Stock in connection with the Third Extension Meeting.

“TLC” means the New York City Taxi and Limousine Commission.

“Trust Account” means the trust account that holds a portion of the proceeds from the sale of Units in the IPO and the sale of the Private Placement Units and that is maintained by Continental as trustee.

“UCC” means the Uniform Commercial Code.

“Unregistered Medallions” means, collectively, NYC taxi medallions that have not yet completed the formal TLC transfer process, including medallions that DePalma II has acquired pursuant to a UCC disposition, and are directly owned by DePalma II.

MARKET INDUSTRY AND DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which New MAC competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, assumptions made by DePalma based on such sources and DePalma’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable; however, neither DePalma nor MAC has verified the accuracy or completeness of third-party data. The industry in which New MAC operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Special Meeting and the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to MAC stockholders. Stockholders are urged to read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, the proposed Business Combination and the voting procedures for the Special Meeting.

Q.	Why am I receiving this proxy statement/prospectus?

A.

MAC has entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into MAC, with MAC as the surviving company and wholly-owned subsidiary of New MAC. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and MAC encourages its stockholders to read it in its entirety. MAC’s stockholders are being asked to consider and vote upon the Business Combination Proposal to approve and adopt the Business Combination Agreement, among other Stockholder Proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

The MAC Units, MAC Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “GATEU”, “GATE” and “GATEW”, respectively. New MAC intends to apply to list the shares of its New MAC Common Stock and New MAC Warrants on Nasdaq under the symbols “GATE” and “GATEW”, respectively, upon the Closing.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of New MAC with respect to its New MAC Common Stock and New MAC Warrants.

Q.	When and where is the Special Meeting?

A.

In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of MAC’s stockholders and personnel, the Special Meeting will be held completely virtually, conducted only via webcast at the following address: https://[●]. There will be no physical meeting location and you will only be able to access the Special Meeting by means of remote communication. MAC stockholders are nevertheless urged to submit their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Q.	What matters will stockholders consider at the Special Meeting?

A.	At the MAC Special Meeting, MAC will ask its stockholders to vote in favor of the following Stockholder Proposals:

•	Proposal No. 1 — The Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement and the Business Combination;

•

Proposal No. 2 — The Organizational Document Proposals — a proposal to approve and adopt an amendment and restatement of the Existing Charter and proposals relating to approval and adoption of the Proposed Organizational Documents; and

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Proposal No. 3 — The Adjournment Proposal — a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

If MAC’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. The applicable parties to the Business Combination Agreement would not be able to waive the Organizational Document Proposals and still complete the Business Combination on the terms contemplated by the Business Combination Agreement because there will not be a sufficient number of authorized shares of capital stock of New MAC to issue the shares required to be issued in the Business Combination if the Organizational Document Proposals are not approved. See the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Organizational Document Proposals,” and “Proposal No. 3 — The Adjournment Proposal.”

MAC will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders of New MAC should read it carefully.

After careful consideration, the MAC Board, based in part upon the recommendation of the Special Committee, has determined that the Business Combination Proposal, each of the Organizational Document Proposals and the Adjournment Proposal are in the best interests of MAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of MAC’s Sponsor, directors and officers may result in a conflict of interest on the part of the Sponsor, such director(s) or officer(s) between what he, she, it or they may believe is in the best interests of MAC and its stockholders and what he, she, it or they may believe is best for himself, herself, itself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” for a further discussion of these considerations.

Q.	Are any of the proposals conditioned on one another?

A.	Yes. Each of the Condition Precedent Proposals are cross-conditioned on the approval of one another. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q.	Why is MAC proposing the Business Combination?

A.

MAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. MAC is not limited to any particular industry or sector.

MAC received a total of $301,500,000 from the IPO and sale of the Private Placement Units, which was placed into the Trust Account immediately following the IPO. Following the Extension Redemptions in December 2022, where a total of 28,989,609 Public Shares were redeemed for an aggregate payment of $293.5 million, MAC held approximately $10.3 million of funds in the Trust Account. Following the Second Extension Redemptions in June 2023, where a total of 244,327 Public Shares were redeemed for an estimated aggregate payment of $2.5 million, MAC held approximately $8.2 million of funds in the Trust Account. Following the Third Extension Redemptions in December 2023, where 128,459 Public Shares were redeemed for an estimated aggregate payment of $1.4 million, MAC held approximately $6.8 million of funds in the Trust Account. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”

As of the date of this proxy statement/prospectus, there are 637,605 shares of MAC Class A Common Stock subject to redemption issued and outstanding, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, 6,303,333 shares of MAC Class B Common Stock issued and outstanding and 910,000 Private Placement Shares issued and outstanding. In addition, there are 15,455,000 warrants issued and outstanding, consisting of 15,000,000 Public Warrants and 455,000 Private Placement Warrants. Each whole warrant entitles the holder thereof to purchase one share of MAC Class A Common Stock at a price of $11.50 per share. The warrants will become exercisable on the later of 30 days after the completion of a business combination and 12 months from the closing of the IPO, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by the Sponsor, Cantor or their permitted transferees.

Under the Existing Charter, MAC must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of MAC’s initial business combination in conjunction with a stockholder vote.

Q.

What are some of the positive and negative factors that the MAC Board considered when determining whether to enter into the Business Combination Agreement and its rationale for approving the Business Combination?

A.	The positive factors considered by the MAC Board include, but were not limited to, the following:

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Consistent With Prospectus Investment Criteria. The DePalma Companies met the investment criteria identified in the prospectus for MAC’s IPO related to a high quality business that has recently undergone a restructuring.

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Management Team. The DePalma Companies have been managed since their inception by MAM. MAM’s team possesses deep knowledge of the industry, has a proven track record in managing the DePalma Companies and is well suited to realize the investment potential from the Business Combination. Through MAC’s due diligence investigation, MAC’s management had knowledge of, and was familiar with, the DePalma Companies’ businesses and financial condition, including its historical financial results, financial plan and future prospects.

•

Critical and Perpetual New York City Infrastructure Assets. NYC’s financial support of the MRP+ evidences the critical nature of taxicabs as a key transportation modality in the City of New York. Additionally, the 25-year duration of the program underscores the long-term nature and durability of cash flows from medallions.

•

Scale and Market Penetration. The DePalma Companies have interests, including via collateral backing medallion loans, in NYC taxi medallions representing approximately 30% of the outstanding NYC taxi medallions. The DePalma Companies’ scale provides a competitive advantage in executing their business plan.

•

Stable Cash Flow From MRP+ Portfolio. The medallion loans that have been restructured pursuant to the MRP+ provide stable and predictable cash flows while the remainder of the loan portfolio is restructured and reperformed.

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Historical Cash Collections and Restructurings. The DePalma Companies have successfully restructured, resolved or reperformed approximately 2,000 medallions and have generated significant cash collections since inception.

•	Vertical Integration. As a lender and operator, the DePalma Companies have a differentiated business that provides for flexibility and optionality in generating cash flow and earnings from its assets.

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Transaction Consideration for All Parties in Equity. All parties, including DePalma, the Sponsor and the Public Stockholders will receive the same consideration in the transaction and there is no party who is receiving cash consideration.

The MAC Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•

Macroeconomic Risks Generally. Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments, and the effects they could have on New MAC’s revenues and financial performance.

•	Business Plan May Not be Achieved. The risk that DePalma may not be able to execute on its business plan and realize its future financial performance.

•

Brand and Reputation. MAM and DePalma’s brand and reputation are critical to DePalma’s success, and any publicity, regardless of accuracy, that portrays either party negatively could adversely impact operating results.

•	Valuation. The risk that the MAC Board may not have properly valued DePalma’s assets.

•

Stockholder Vote and Other Actions. The risk that MAC stockholders may object to and challenge the Business Combination and take action that may prevent or delay the closing, including to vote against the Stockholder Proposals at the Special Meeting or redeem their Public Shares.

•

Liquidation. The risks and costs to MAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in MAC being unable to effect a business combination within the completion window, which would require MAC to liquidate.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within MAC’s control.

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No Survival of Remedies for Breach of Representations, Warranties or Covenants of DePalma. The terms of the Business Combination Agreement provide that MAC will not have any surviving remedies against DePalma or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of DePalma’s representations, warranties or covenants set forth in the Business Combination Agreement. As a result, MAC stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of DePalma prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The MAC Board has determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of MAC will be, collectively, the majority equityholders in the combined company.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

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Exclusivity/Non-Solicit. The Business Combination Agreement includes a non-solicit provision prohibiting MAC from initiating, discussing or making certain proposals which could lead to an alternative business combination.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Redemptions. The risk that holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•	Listing. The potential inability to maintain the listing of New MAC’s securities on Nasdaq following the Closing.

•	Distraction to Operations. The risk that the potential diversion of DePalma’s management and employee attention as a result of the Business Combination may adversely affect DePalma’s operations.

•

Readiness to be a Public Company. As New MAC has not previously been a public company, it or the Manager may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that New MAC or the Manager will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

•

Low Float and Likely Limited Trading Liquidity. As New MAC ownership will be over 90% beneficially held by DePalma and the Sponsor immediately following the Closing, the public trading float following the Business Combination will be limited and it is not clear that an active trading market will develop for the shares of New MAC Common Stock.

•

Conflicts of Interest Between MAC and DePalma. Certain conflicts of interest exist between MAC and DePalma, as described under “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination.” As a result, certain directors and officers of MAC may find it difficult to determine how to meet their fiduciary duties to MAC as well as DePalma, which could result in a less favorable result for MAC than would be the case if they were solely officers and directors of our company.

•	Risk Factors. The MAC Board considered risks of the type and nature described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the MAC Board also considered that the Sponsor and certain of MAC’s directors and officers may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of MAC’s stockholders, including the matters described under the sections entitled “Risk Factors” above and “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” below.

The MAC Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) some of these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the Public Shares.

The above discussion of the material factors considered by the MAC Board is not intended to be exhaustive but does set forth the principal factors considered by the MAC Board. For a more complete description of the MAC Board’s reasons for approving the Business Combination, including other factors and risks considered by the MAC Board, see the section entitled “Proposal No. 1 —  The Business Combination Proposal —  MAC Board’s Reasons for the Approval of the Business Combination.”

Q.	Did the MAC Board or the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.

Yes. Pursuant to the Existing Charter, in the event that MAC enters into an initial business combination with a target business affiliated with the Sponsor or the directors or officers of MAC, MAC or a committee of the independent and disinterested directors of MAC shall obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such business combination is fair to MAC from a financial point of view.

The MAC Board formed a special committee comprised entirely of a sole independent and disinterested director (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the MAC Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The Special Committee received a written opinion, dated February 5, 2023, of Huron Transaction Advisory LLC (“Huron”), a copy of which opinion is attached to this proxy statement/prospectus as Annex G, to the effect that, as of the such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, the consideration (which was assumed in Huron’s opinion to be the number of shares of New MAC Common Stock based on an assumed DePalma Equity Value (excluding the Minimum Cash Amount (as defined in the Business Combination Agreement)) of $750,595,712 as of January 27, 2023 divided by $10.00) proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC. Huron’s opinion was provided for the information and assistance of the Special Committee (in its capacity as such and not in any other capacity) in connection with and for purposes of its consideration of the Business Combination. The Special Committee believes it was reasonable to rely upon Huron’s opinion at the time of its delivery in assisting the Special Committee with evaluating the Business Combination. Huron was engaged solely to render its opinion, and Huron’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to MAC (as opposed to fairness to only those stockholders of MAC unaffiliated with the Sponsor or its affiliates or to all stockholders of MAC as a group) of the consideration proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement. Huron’s opinion did not address any other term or aspect of the Business Combination Agreement or the Business Combination and does not constitute a recommendation to any stockholder of MAC or any other person as to how such stockholder or other person should vote or act with respect to the Business Combination or any other matter. Huron’s opinion speaks only as of its date. See “Risk Factors — Risks Related to MAC and the Business Combination — The fairness opinion received by the Special Committee prior to signing of the Business Combination Agreement does not reflect changes in circumstances since the date of the opinion.”

In connection with the rendering of its opinion to the Special Committee, MAC has agreed to pay Huron a fee of $435,000. No portion of Huron’s fee is contingent upon the consummation of the Business Combination. For a description of Huron’s opinion to the Special Committee, please see “Proposal No. 1 — The Business Combination Proposal — Opinion of Huron Transaction Advisory LLC to the Special Committee.”

Q.	What will happen upon the consummation of the Business Combination?

A.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties shall undertake a series of transactions pursuant to which: (i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the majority owner of the DePalma Companies; and (ii) Merger Sub will merge with and into MAC in the Merger, with MAC surviving as a wholly-owned subsidiary of New MAC.

Upon the consummation of the Merger: (i) each share of MAC Class A Common Stock and MAC Class B Common Stock issued and outstanding as of the Effective Time shall be automatically cancelled, extinguished and converted into the right to receive the MAC Per Share Consideration, with fractional shares rounded up to the nearest whole share; and (ii) each MAC Warrant issued and outstanding will become a New MAC Warrant at the same exercise price per share and on the same terms in effect immediately prior to the Effective Time, and the rights and obligations of MAC under the warrant agreement will be irrevocably assigned and assumed by New MAC.

Each share of New MAC Common Stock will provide the holder the rights to vote and receive dividends.

Q.	Do I have redemption rights?

A.

If you are a Public Stockholder, you may redeem your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the Trust Account, which holds the remaining proceeds of the IPO (after redemptions that took place in December 2022 and June 2023 in connection with the approval of charter amendments to extend the period of time in which a business combination may be completed), as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to MAC to pay its income taxes or any other taxes payable, upon the Closing. The per share amount MAC will distribute to holders who properly redeem their shares will not be reduced by any deferred underwriting commissions MAC may pay to the underwriters of its IPO if the Business Combination is consummated. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and the officers and directors of MAC, have entered into a letter agreement dated as of September 30, 2021 with MAC in connection with the IPO pursuant to which they have agreed to waive, in partial consideration of receiving the Founder Shares and for our covenants and commitments therein, their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the IPO in connection with the completion of the Business Combination. The Anchor Investors will not be entitled to redemption rights with respect to any Founder Shares held by them in connection with the completion of the Business Combination. The shares of MAC Common Stock purchased by the Sponsor and the officers and directors of MAC in connection with the IPO will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $6.8 million on January 29, 2024, the estimated per share redemption price would have been approximately $10.67, which includes up to $0.4 million of interest income available to us to pay taxes. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest (which interest shall be net of taxes payable by MAC), in connection with the liquidation of the Trust Account.

Q.	Will how I vote affect my ability to exercise redemption rights?

A.

No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal and other Stockholder Proposals or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash, and the potential inability to meet the listing standards of Nasdaq.

Q.	How do I exercise my redemption rights?

A.

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on   , 2024 (two business days before the Special Meeting), (i) submit a written request to MAC’s transfer agent to redeem your Public Shares for cash, and (ii) deliver your stock to MAC’s transfer agent physically or electronically through the Depository Trust Company. For the address of Continental Stock Transfer & Trust Company, MAC’s transfer agent, see the question “Who can help answer my questions?” below. MAC requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your shares generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to MAC’s transfer agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, the Depository Trust Company and MAC’s transfer agent will need to act to facilitate the request. It is MAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because MAC does not have any control over this process or over the brokers or the Depository Trust Company, it may take significantly longer than two weeks to obtain a physical stock certificate. Accordingly, if it takes longer than anticipated for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with MAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares to MAC’s transfer agent for redemption and decide within the required timeframe not to exercise your redemption rights, you may request that MAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting MAC’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.

The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations of Redemption.” You are urged to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q.	What are the U.S. federal income tax consequences of the Merger to U.S. holders of MAC Common Stock or MAC Warrants?

A.

The exchange by U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations”) of their MAC Common Stock for New MAC Common Stock pursuant to the Merger, taken together with the Pre-Closing Transactions, is intended to qualify as an integrated transaction described in Section 351 of the Code. The Merger could also potentially qualify as a reorganization under Section 368 of the Code, but due to significant factual and legal uncertainties, the qualification of the Merger as a reorganization under Section 368 of the Code is uncertain. MAC and New MAC have agreed pursuant to the Business Combination Agreement to report if the Merger qualifies as a transaction described in Section 351 of the Code or as a reorganization under Section 368 of the Code, a U.S. holder that solely owns MAC Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of MAC Common Stock for New MAC Common Stock pursuant to the Merger.

If the Merger qualifies as a reorganization under Section 368 of the Code, a U.S. holder of MAC Warrants generally will not recognize gain or loss for U.S. federal income tax purposes upon the conversion of MAC Warrants for New MAC Warrants pursuant to the Merger. If the Merger qualifies as a transaction described in Section 351 of the Code but does not qualify as a reorganization under Section 368 of the Code, a U.S. holder that solely owns MAC Warrants generally will be required to recognize gain or loss upon the conversion of those MAC Warrants to New MAC Warrants pursuant to the Merger, and a U.S. holder that owns both MAC Warrants and MAC Common Stock generally will be required to recognize gain (but may not be permitted to recognize loss) upon the conversion of the MAC Warrants for the New MAC Warrants pursuant to the Merger.

If the Merger does not qualify as a transaction described in Section 351 of the Code and also does not qualify as a reorganization under Section 368 of the Code, a U.S. holder of MAC Common Stock and/or MAC Warrants generally will be required to recognize gain or loss upon the conversion of the MAC Common and/or MAC Warrants for New MAC Common Stock and/or New MAC Warrants pursuant to the Merger.

You are urged to consult your tax advisors concerning the tax consequences of the Merger.

Q.	If I hold Public Warrants, can I exercise redemption rights with respect to my warrants?

A.

No. Holders of Public Warrants have no redemption rights with respect to the Public Warrants; however, if such holders choose to redeem their shares of MAC Class A Common Stock, those holders may still exercise their Public Warrants if the Business Combination is consummated.

Q.	Do I have appraisal rights if I object to the proposed Business Combination?

A.	No. There are no appraisal rights available to holders of shares of MAC Common Stock in connection with the Business Combination.

Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.

If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Public Stockholders who properly exercise their redemption rights and (ii) certain expenses incurred by DePalma and MAC in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. The remaining funds available for release from the Trust Account will be used for general corporate purposes of New MAC following the Business Combination.

Q.	What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.

Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are reduced as a result of redemptions by Public Stockholders.

As a result of redemptions, the trading market for New MAC Common Stock may be less liquid than the market for MAC Class A Common Stock was prior to the Business Combination and New MAC may not be able to meet the listing standards of a national securities exchange.

Additionally, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New MAC will be reduced and New MAC may not be able to achieve its business plan and may require additional financing sooner than currently anticipated.

Q.	What happens if the Business Combination is not consummated?

A.	There are certain circumstances under which the Business Combination Agreement may be terminated.

See the section entitled “The Business Combination Agreement — Termination” for information regarding the parties’ specific termination rights.

If MAC does not complete the proposed Business Combination for whatever reason, MAC would search for another business combination partner with which to complete a business combination. If MAC does not complete a business combination with DePalma or another business combination partner by October 5, 2024, MAC must redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of then outstanding Public Shares, subject to a floor price for distributions of $10.05 per share. The Sponsor and the officers and directors of MAC have no redemption rights in the event a business combination is not consummated in the required time period, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such a liquidation, as described above, there will be no distribution with respect to outstanding Public Warrants and, accordingly, the Public Warrants will expire and be worthless.

Q:	What shall be the relative equity stakes of the Public Stockholders and the DePalma security holders in New MAC upon completion of the Business Combination?

A.

Upon consummation of the Business Combination, New MAC shall become a new public company, MAC shall be a wholly owned subsidiary of New MAC, and New MAC will own approximately 83.7% of DePalma I and DePalma II, with the remaining 16.3% continuing to be owned by certain limited partners of DePalma I and DePalma II. The former security holders of MAC and DePalma shall become security holders of New MAC.

The tables below shows all possible sources of dilution and the extent of such dilution that non-redeeming Public Stockholders could experience following the Closing of the Business Combination under the three redemption scenarios and based on 637,605 shares of MAC Class A Common Stock subject to redemption, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, and 6,303,333 shares of MAC Class B Common Stock issued and outstanding as of January 31, 2024. In an effort to illustrate such potential dilution, the tables below assume (i) the issuance of shares of New MAC Common Stock issuable to non-redeeming Public Stockholders, (ii) the issuance of shares of New MAC Common Stock issuable to the DePalma Equityholders, (iii) the issuance of shares of New MAC Common Stock issuable to holders of Founder Shares, including the Anchor Investors (iv) the issuance of shares of New MAC Common Stock issuable to the holders of Private Placement Shares, and (v) in the case of the second table, the exercise of all outstanding Public Warrants and Private Placement Warrants.

Upon consummation of the Business Combination, the post-Closing share ownership, presented as fully-diluted in the second table, of New MAC, assuming various levels of redemption by the Public Stockholders, is anticipated to be as follows:

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	84.5%	63,593,199	85.0%	63,933,517	85.4%
Public Stockholders(4)	637,605	0.9%	318,803	0.4%	—	—%
Sponsors’ Founder Shares(6)	7,829,469	10.5%	7,829,469	10.5%	7,829,469	10.5%
Private Placement Shares(8)	610,000	0.8%	610,000	0.8%	610,000	0.8%
Anchor Founder Shares(9)	2,473,864	3.3%	2,473,864	3.3%	2,473,864	3.3%

Total	74,803,819	100.0%	74,825,335	100.0%	74,846,850	100.0%

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	70.3%	63,593,199	70.6%	63,933,517	71.0%
Public Stockholders(4)	637,605	0.7%	318,803	0.4%	—	—%
Public Warrants(5)	15,000,000	16.6%	15,000,000	16.6%	15,000,000	16.6%
Sponsors’ Founder Shares(6)	7,829,469	8.7%	7,829,469	8.7%	7,829,469	8.7%
Private Placement Warrants(7)	305,000	0.3%	305,000	0.3%	305,000	0.3%
Private Placement Shares(8)	610,000	0.7%	610,000	0.7%	610,000	0.7%
Anchor Founder Shares(9)	2,473,864	2.7%	2,473,864	2.7%	2,473,864	2.7%

Total	90,108,819	100.0%	90,130,335	100.0%	90,151,850	100.0%

(1)	Assumes that no additional shares of MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)

Reflects the redemptions of 28,989,609, 244,327, and 128,459 shares of MAC Class A Common Stock in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(5)

Upon the consummation of the Business Combination, each Public Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock. Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock.

(6)

Includes 4,000,000 shares and 3,829,469 shares of MAC Class A and Class B Common Stock, respectively, after the Founder Conversion. Upon the consummation of the Business Combination, all shares of MAC Class B Common Stock will (i) automatically convert into shares of MAC Class A Common Stock on a one-for-one basis and (ii) be cancelled and converted into the right to receive shares of New MAC Common Stock.

(7)

Upon the consummation of the Business Combination, each Private Placement Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock. Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock. Excludes 150,000 warrants owned by Cantor that are subject to forfeiture at closing.

(8)	Consists of 610,000 Private Placement Shares owned by the Sponsor. Excludes 300,000 Private Placement Shares owned by Cantor that are subject to forfeiture at closing.
(9)	Reflects 2,473,864 Founder Shares held by the Anchor Investors purchased from the Sponsor.

Share ownership presented in the tables above is only presented for illustrative purposes and is based on a number of assumptions. MAC cannot predict how many of the Public Stockholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages and voting power of current MAC stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions. The Public Stockholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination. As of January 31, 2024, the Public Stockholders owned approximately 11% of the total issued and outstanding MAC Class A Common Stock (with the remaining 89% consisting of 910,000 shares of MAC Class A Common Stock underlying Private Placement Units and 4,000,000 shares of nonredeemable MAC Class A Common Stock). The Public Stockholders ownership of approximately 77.5% of the MAC Class A Common Stock prior to the Business Combination assuming all MAC Warrants were exercised in full, or approximately 11.5% of the total shares of outstanding New MAC Common Stock assuming no New MAC Warrants were exercised, would decrease to approximately:

•

17.4% of the total shares outstanding of New MAC Common Stock following the Business Combination with Minimum Redemptions assuming the New MAC Warrants are exercised in full, or approximately 0.9% of the total shares of outstanding New MAC Common Stock assuming no New MAC Warrants are exercised;

•

17.0% of the total shares outstanding of New MAC Common Stock following the Business Combination with 50% Redemptions assuming the New MAC Warrants are exercised in full, or approximately 0.4% of the total shares of outstanding New MAC Common Stock assuming no New MAC Warrants are exercised; and

•

16.6% of the total shares outstanding of New MAC Common Stock following the Business Combination with Maximum Redemptions assuming the New MAC Warrants are exercised in full, or 0% of the total shares of outstanding New MAC Common Stock assuming no New MAC Warrants are exercised.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination which would not otherwise be present in an underwritten public offering. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming Public Stockholders. See the section entitled “Risk Factors — We cannot be certain as to the number of Public Shares that will be redeemed and the potential impact to Public Stockholders who do not elect to redeem their Public Shares” and “ — You may not have the same benefits as an investor in an underwritten public offering.”

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	Value Per Share(4)	Shares	Value Per Share(4)	Shares	Value Per Share(4)
Base Scenario(5)	74,803,819	$8.24	74,825,335	$8.24	74,846,850	$8.24
Excluding Founder Shares(6)	64,500,486	$9.56	64,522,002	$9.55	64,543,517	$9.55
Exercising Public Warrants(7)(8)	89,803,819	$6.86	89,825,335	$6.86	89,846,850	$6.86
Exercising Private Placement Warrants(8)(9)	75,108,819	$8.21	75,130,335	$8.21	75,151,850	$8.20
Exercising All Warrants(8)(10)	90,108,819	$6.84	90,130,335	$6.84	90,151,850	$6.84

(1)	Assumes that no additional shares of MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)	Based on post-transaction equity value attributable to New MAC stockholders of $616 million.
(5)	Represents the post-Closing share ownership of New MAC assuming various levels of redemption by the Public Stockholders.
(6)	Represents the Base Scenario excluding the Founder Shares.
(7)	Represents the Base Scenario plus the full exercise of the Public Warrants.
(8)	Analysis does not account for exercise prices to be paid in connection with the exercise of warrants.
(9)	Represents the Base Scenario plus the full exercise of the Private Placement Warrants.
(10)	Represents the Base Scenario plus the full exercise of the Public Warrants and the Private Placement Warrants.

The level of redemption also impacts the effective deferred underwriting fee per Unit incurred in connection with the IPO and payable upon the completion of the Business Combination. MAC incurred $15,000,000 in deferred underwriting fees, which was subsequently reduced to $3,000,000 following the underwriter’s waiver of $12,000,000 of such fees recognized on the historical financial statements of MAC. Assuming no exercise of MAC warrants, in a Minimum Redemptions scenario, the effective deferred underwriting fee would be approximately $4.71 per Public Share on a pro forma basis (or 47% of the value of shares assuming a trading price of $10.00 per share). Assuming 50% Redemptions, the effective deferred underwriting fee would be approximately $9.41 per Public Share on a pro forma basis (or 94% of the value of shares assuming a trading price of $10.00 per share).

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information

Q.	Who will be the officers and directors of New MAC if the Business Combination is consummated?

A.	Upon consummation of the Business Combination, the Proposed Charter will provide that the New MAC Board will be comprised of a single class of directors.

Upon consummation of the Business Combination, the following individuals will serve as directors and executive officers of New MAC:

Name	Position(s) Held
Andrew Milgram	Chief Executive Officer
Paul Arrouet	President
Jeffrey Kravetz	Chief Financial Officer

[●]

For further details, see “Management After the Business Combination — Directors and Executive Officers.”

Upon consummation of the Business Combination, it is expected that the Manager will enter into a Management Services Agreement (the “MSA”) with New MAC, pursuant to which the Manager will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

Q.	Who will have the right to nominate or appoint directors to the New MAC Board after the consummation of the Business Combination?

A.

Each holder of New MAC Common Stock has the exclusive right to vote for the election of directors following the consummation of the Business Combination. In the case of election of directors, all matters to be voted on by stockholders must be approved by a plurality of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class.

Q.	What conditions must be satisfied to consummate the Business Combination?

A.

There are a number of closing conditions in the Business Combination Agreement, including the approval of the Business Combination Agreement by stockholders of MAC and, the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq of the New MAC Common Stock and New MAC Warrants and the expiration or early termination of the waiting period or periods under the HSR Act), and the absence of any injunctions.

For a summary of the conditions that must be satisfied or waived prior to the consummation of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing.”

Q.	What happens if I sell my shares of MAC Common Stock before the Special Meeting?

A.

The record date for the Special Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of MAC Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not become a New MAC stockholder following the Closing because only MAC’s stockholders on the Closing Date will become New MAC stockholders.

Q.	What vote is required to approve the proposals presented at the Special Meeting?

A.

The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal.

As of the date of this proxy statement/prospectus, the Sponsor owns 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock, and has agreed to vote all shares of MAC Common Stock owned by it in favor of the Business Combination Proposal and the Organizational Document Proposals. As a result, no additional votes by Public Stockholders will be required to approve the Business Combination Proposal and the Organizational Document Proposals.

Q.	What interests do the Sponsor and MAC’s current directors and officers have in the Business Combination?

A.

The Sponsor, and certain of MAC’s directors and officers have interests in the Business Combination that are different from, in addition to, or in conflict with, yours. As discussed under “Risk Factors—Risks Related to Related Party Transactions and Conflicts of Interest” and “Proposal No.1 — Business Combination — Interests of MAC Executive Officers and Directors in the Business Combination”, both MAC and the DePalma Companies, as parties to the proposed Business Combination, are affiliated with each other through the relationships of each of their principal executive officers. In addition, the Sponsor and certain of MAC’s directors and officers are affiliated with, or have interests in, the DePalma Companies, which results in conflicts of interest. These affiliate relationships cause conflicts of interest and include the following.

•

The fact that the Sponsor owns (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares that it purchased for $25,000, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares that underlay the 610,000 Private Placement Units it purchased in the Private Placement for a purchase price of $6,100,000 and (ii) 305,000 Private Placement

Warrants. The Founder Shares, Private Placement Shares, and Private Placement Warrants held by the Sponsor had an aggregate market value of approximately $88.2 million based upon the closing price of $10.45 per share of MAC Class A Common Stock and $0.035 per Public Warrant on Nasdaq on January 30, 2024. If the Business Combination or another business combination is not consummated by the period specified in the Existing Charter to complete the initial business combination (the “Business Combination Period”), MAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the MAC Board, dissolving and liquidating. In such event, the Founder Shares and Private Placement Shares would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. If the Business Combination is consummated, each outstanding Founder Share and Private Placement Share will be exchanged for one share of New MAC Common Stock. The personal and financial interests of Sponsor may have influenced its motivation in completing the Business Combination.

•

The fact that the Master Fund, the majority owner of the Sponsor, has agreed to fund up to $2,650,000 of MAC’s working capital needs pursuant to four promissory notes (the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note) issued by MAC to the Master Fund under which MAC may borrow up to an aggregate amount of $2,650,000. As of February 1, 2024, $600,000, $1,100,000, $500,000 and $125,000 is outstanding under the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, respectively. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note may be converted into shares of MAC Class A Common Stock (the “Conversion Shares”). The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, as applicable. Each of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note is payable in cash upon consummation of the Business Combination, but is not payable if the Business Combination is not consummated. In addition, if MAC is unable to complete a business combination by the end of the Business Combination Period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MAC for services rendered or contracted for or products sold to MAC, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters.

•

Based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the MAC IPO, the Sponsor (and MAC’s officers and directors with an economic interest in the Sponsor) may earn a positive rate of return even if the share price of New MAC Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination.

•

The fact that Andrew Milgram, the CEO of MAC and the Managing Partner and CEO of DePalma, and Paul Arrouet, the President of MAC, are the indirect majority owners and controlling members of MAM, MAM has an indirect controlling interest in the DePalma Companies, MAM is the managing member of the Sponsor, and MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM. As a result of the Business Combination, MAM will indirectly receive fees pursuant to the MSA with New MAC. In addition, as a result of Andrew Milgram and Paul Arrouet having an indirect controlling interest in both MAC and the DePalma Companies, they will benefit from the Business Combination through their affiliation with DePalma as well as MAC.

•

The fact that the Sponsor, as well as MAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

•

The fact that the Sponsor has agreed not to redeem any of the Founder Shares and Private Placement Shares it holds in connection with a stockholder vote to approve a proposed initial business combination.

•

The fact that the Sponsor has agreed that the Private Placement Shares and Private Placement Warrants it holds will not be sold or transferred by it until MAC has completed a business combination, subject to limited exceptions.

•

The continued indemnification of the current directors and officers of MAC following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination. As of September 30, 2023, none of the directors and officers entitled to indemnification had incurred reimbursable expenses.

These conflicting interests may influence the MAC Board in making their recommendation that you vote in favor of the approval of the Stockholder Proposals. You should also read the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” for more information.

Q.	When is the Business Combination expected to be completed?

A.

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, provided that all other conditions to the Closing have been satisfied or waived. For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing.”

Q.	What do I need to do now?

A.

You are urged to carefully read and consider the information contained in this proxy statement/prospectus in its entirety, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?

A.

If you were a holder of record of MAC Common Stock on   , 2024, the record date for the Special Meeting, you may vote on the Stockholder Proposals online at the virtual Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the Special Meeting and vote online, obtain a proxy from your broker, bank or nominee.

Q.	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A.

At the Special Meeting, MAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Accordingly, a MAC stockholder’s failure to vote by proxy or to vote online at the virtual Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote against these proposals. The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal. As of the date of this proxy statement/prospectus, the Sponsor beneficially owns an aggregate of approximately 71% of the outstanding shares of MAC Common Stock. The Sponsor has agreed to vote all of its shares of MAC Common Stock in favor of the Business Combination and each of the Stockholder Proposals. Accordingly, a MAC stockholder’s failure to vote by proxy or to vote online at the virtual Special Meeting, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.	Signed and dated proxies received by MAC without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each of the Stockholder Proposals.

Q.	Do I need to attend the Special Meeting to vote my shares?

A.

No. You are invited to virtually attend the Special Meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. MAC encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the Special Meeting, should I return my proxy card instead?

A.

Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the pre-addressed postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the Stockholder Proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q.	May I change my vote after I have mailed my signed proxy card?

A.

Yes. You may change your vote by sending a later-dated, signed proxy card to MAC’s secretary at the address listed below prior to the vote at the Special Meeting, or attend the virtual Special Meeting and vote online. You also may revoke your proxy by sending a notice of revocation to MAC’s secretary, provided such revocation is received prior to the vote at the Special Meeting. If your shares are held in “street name” by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	What happens if I fail to take any action with respect to the Special Meeting?

A.

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of New MAC and/or your warrants will entitle you to purchase New MAC Common Stock. As a corollary, failure to vote either for or against the Business Combination Proposal means you will not have any redemption rights in connection with the Business Combination to exchange your Public Shares for a pro rata share of the aggregate amount of funds held in the Trust Account as of two business days prior to the Closing, including any interest thereon but net of any income or other taxes payable. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of MAC.

Q.	What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the Special Meeting?

A.

A quorum of MAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the MAC Common Stock outstanding and entitled to vote at the meeting is virtually present in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

As of the record date for the Special Meeting,      shares of MAC Common Stock will be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote online at the virtual Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders virtually present at the Special Meeting or by proxy may authorize adjournment of the Special Meeting to another date.

Q.	What happens to the Public Warrants I hold if I vote my shares of MAC Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?

A.

Properly exercising your redemption rights as a MAC stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not approved and completed, you will continue to hold your Public Warrants, and if MAC does not otherwise consummate an initial business combination by October 5, 2024, or obtain the approval of MAC stockholders to extend the deadline for MAC to consummate an initial business combination, MAC will be required to dissolve and liquidate, and your Public Warrants will expire and be worthless.

Q.	Who will solicit and pay the cost of soliciting proxies?

A.

MAC will pay the cost of soliciting proxies for the Special Meeting. MAC has engaged Advantage Proxy, Inc. (“Advantage Proxy”) to assist in the solicitation of proxies for the Special Meeting. MAC has agreed to pay Advantage Proxy a fee of $10,000, including out-of-pocket expenses in the amount of $1,500. MAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Who can help answer my questions?

A.

If you have questions about the Stockholder Proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card, you should contact our proxy solicitor at: ksmith@advantageproxy.com. To obtain timely delivery, MAC’s stockholders and warrant holders must request the materials no later than five business days prior to the Special Meeting.

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Attn: Karen Smith

Toll-Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

You may also obtain additional information about MAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to MAC’s transfer agent prior to 5:00 p.m., Eastern time,    , 2024, the second business day prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: SPAC Redemptions Team

Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that shall be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.”

The Parties to the Business Combination

DePalma

DePalma I and DePalma II are Delaware limited liability companies which were formed on February 23, 2018, and commenced operations on March 29, 2018. DePalma I owns, manages and controls a portfolio of secured loans that are collateralized by taxi medallions, primarily in NYC. DePalma II is the largest single owner of NYC taxi medallions. When DePalma I acquires legal ownership of a medallion secured as loan collateral as a result of a foreclosure (whether via public auction or surrender), legal ownership of the medallion is assigned to DePalma II. DePalma I is the market leader in providing specialized financing solutions to the regulated mobility sector, with a geographic focus on the NYC taxi market. Having acquired multiple portfolios of troubled and defaulted medallion loans since 2018, DePalma I has restructured, reperformed or resolved loans collateralized by over 2,000 taxi medallions. For many of the loans in its portfolio, DePalma I does not expect to recover on the full amount of such a loan because it acquired the loan at a meaningful discount to its unpaid principal balance through its historical portfolio acquisitions. As of September 30, 2023, DePalma I’s cost basis was 22% of unpaid principal balance and 58% of fair value.

We refer to Owned Medallions that have completed the formal TLC transfer process as Registered Medallions and those that have not yet completed the formal TLC transfer process as Unregistered Medallions. Registered Medallions are owned by mini-LLCs (each mini-LLC generally owns two medallions) that in turn are wholly owned by DePalma II. When a medallion is acquired pursuant to a UCC disposition (e.g., public auction or surrender), DePalma I acquires legal ownership to the medallion and, in turn, assigns the legal ownership of the medallion to DePalma II (i.e., a medallion that was collateral secured by a loan held by DePalma I becomes an Owned Medallion of DePalma II). While DePalma II is the legal owner of such medallion following a UCC disposition, such medallion remains an Unregistered Medallion because, until the TLC transfer process is completed registering DePalma II as the owner of the medallion, the medallion cannot be deployed on a working taxi vehicle.

Upon transfer of legal ownership of a medallion, the typical TLC transfer process begins with the TLC providing form applications and supporting documents to be used in connection with the transfer on its records. The TLC also requires documentation that the buyer and seller properly approved the transaction, the buyer has sufficient funds to complete the transaction, the medallion is in storage, and the parties conducted UCC searches and sent notices of the transfer. Once the form documents, searches, and notices are completed, the transfer application package is submitted to the TLC for approval. Once the TLC reviews the package, the TLC will note any follow up items that need to be addressed prior to the closing (e.g., outstanding taxes, fines, summons, or other “open items”) or schedule a closing for TLC registration. Closings are generally conducted in person at the TLC. During the closing, the parties pay the transfer fees and taxes due in connection with the TLC registration process, execute the final TLC registration documentation and the TLC issues a letter approving the transaction listing the buyer as the owner of the subject medallion(s). The medallion(s) are then “registered,” which enables the new registered owner to deploy a medallion on a working taxi. The entire process of acquiring legal ownership of a medallion pursuant to a UCC disposition through registration of the new medallion owner with the TLC generally takes sixty to ninety days. However, once the requisite TLC registration paperwork is completed by the buyer and seller and properly submitted to the TLC, closing of the TLC registration can occur in a matter of days. DePalma II (through its third-party service provider, Field Point) has significant experience with the TLC transfer process and is in regular contact with key individuals at the TLC. For example, prior to 2021, DePalma II purchased a total of 202 Unregistered Medallions from unaffiliated secured lenders in a series of taxi loan portfolio acquisitions. Of these 202 Unregistered Medallions, 60 and 142 of such medallions were previously acquired by such unaffiliated secured lenders from borrowers via surrender and public auction, respectively. Additionally, as of February 1, 2024, DePalma II had subsequently completed the TLC transfer process and, through its wholly-owned mini LLC subsidiaries, became a TLC-registered owner of over 83 medallions of such 202 Unregistered Medallions. To date, DePalma II has never had the TLC reject the transfer of registered ownership to its wholly-owned mini LLC subsidiaries. Similarly, with respect to Owned Medallions, as of September 30, 2023, DePalma II’s mini-LLCs (i.e., that in turn are wholly-owned by DePalma II) had become the TLC-registered owners of 516 Registered Medallions, which was approximately 36% of the total Owned Medallions (1,517) as of such date, and DePalma II has submitted over 250 transfer packages (containing one or more medallions) with each of these packages having been approved by the TLC. The remaining 1,001 medallions, or approximately 66% of total Owned Medallions as of September 30, 2023, were Unregistered Medallions acquired through a UCC disposition and held directly by DePalma II. Of the 1,517 Owned Medallions as of September 30, 2023, DePalma II acquired approximately 60%, 15%, 13% and 12% via public auction credit bid, within portfolios of medallions and loans privately purchased by the DePalma Companies, surrender and via public auction for cash. For more information on how medallions are acquired generally as well as DePalma II’s historical method of medallion acquisition, see “Information About DePalma—How Medallions Are Acquired” contained elsewhere in this proxy statement/prospectus.

The medallions will generally be redeployed over time into the NYC taxi medallion lending market or leased by a dedicated taxicab fleet managed by Septuagint Solutions, LLC (“Septuagint”), an operating joint venture with an unaffiliated strategic partner, in which DePalma II owns a 50% interest and will have the right to exercise governance control once 85% of DePalma’s Owned Medallions (as of November 1, 2019) have been leased to and are operated by Septuagint.

DePalma I owns a portfolio of loans, including loans, certain of which are collateralized by taxi medallions, while DePalma II owns actual taxi medallions through its wholly-owned mini-LLCs. DePalma II leases several of its Owned Medallions to Septuagint.

The DePalma Companies’ goal is to achieve superior risk adjusted returns for its shareholders by maintaining a focus on capital preservation, current investment income and capital appreciation. The DePalma Companies intend to continue to act in a manner consistent with maximizing the underlying value of a medallion and improving the health of the taxicab industry.

Over time, in order to maximize the underlying value of its assets, the DePalma Companies intend to transition non-performing loans within DePalma I’s loan portfolio by foreclosing on such loans for cash or the underlying medallion asset. Similarly, the DePalma Companies intend to sell Owned Medallions held by DePalma II, including any acquired through a DePalma I foreclosures, either for cash or with seller financing attached. Consistent with the DePalma Companies’ strategy over the last several years, and depending upon industry dynamics and market demand for the purchase of Owned Medallions, in lieu of a sale, DePalma II may choose to lease medallions through Septuagint for a period of time until sufficient market demand exists to execute a subsequent sale either for cash or with seller financing. The DePalma Companies intend to conduct these activities in order to protect the value of its original investment while also enabling the DePalma Companies to achieve its objectives of capital appreciation and interest income from loans.

For more information on DePalma, please see the sections titled “Information About DePalma” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma.”

MAC

Marblegate Acquisition Corp. is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses referred to throughout this proxy statement/prospectus as its initial business combination.

The MAC Units, MAC Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “GATEU”, “GATE” and “GATEW”, respectively. The mailing address of MAC’s principal executive office is 411 Theodore Fremd Avenue, Suite 206S, Rye, New York 10580 and its telephone number is (914) 415-4081.

New MAC

Marblegate Capital Corporation, a Delaware corporation, was formed on February 2, 2023, to consummate the Business Combination. In connection with the Business Combination, New MAC will adopt the Proposed Charter. New MAC intends to apply to list the New MAC Common Stock and the New MAC Warrants on Nasdaq under the symbols “GATE” and “GATEW”, respectively, upon the Closing.

The mailing address of New MAC’s principal executive office is [●].

Merger Sub

Merger Sub is a Delaware limited liability company formed on February 6, 2023, and is a wholly-owned subsidiary of New MAC. Merger Sub was formed solely for the purpose of effectuating the Business Combination and it does not own any material assets or conduct any business activities other than activities incidental to effectuating the Business Combination.

The Business Combination

The Business Combination Agreement

On February 14, 2023, MAC entered into the Business Combination Agreement with the Manager, the DePalma Companies, New MAC, and Merger Sub, pursuant to which MAC agreed to combine with DePalma in the Business Combination that will result in New MAC becoming a publicly-traded company on Nasdaq.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected as follows: (i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the owner of approximately 83.7% of the DePalma Companies, with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies; and (ii) Merger Sub will merge with and into MAC in the Merger, with MAC surviving and becoming a wholly-owned subsidiary of New MAC.

For more information on the Business Combination Agreement, see “The Business Combination Agreement” contained elsewhere in this proxy statement/prospectus.

Consideration

At the Effective Time, (i) any fractional shares of MAC Class A Common Stock will be rounded up to the nearest whole share of MAC Class A Common Stock; (ii) each share of MAC Class A Common Stock issued and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted into the right to receive the MAC Per Share Consideration and (iii) each share of MAC Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted into the right to receive the MAC Per Share Consideration.

The MAC Per Share Consideration is, with respect to each one share of MAC Common Stock, a number of shares of New MAC Common Stock, rounded up to the nearest whole share, equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) the MAC Exchange Ratio by (B) the Aggregate New MAC Capitalization, by (ii) the total number of shares of MAC Common Stock outstanding immediately prior to the Effective Time and after giving effect to any redemptions of shares of MAC Class A Common Stock.

The MAC Exchange Ratio is an amount equal to the quotient obtained by dividing (i) the MAC Equity Value by (ii) the Aggregate Equity Value. The MAC Equity Value is an amount equal to the product obtained by multiplying (x) the aggregate number of shares of MAC Common Stock outstanding immediately prior to the Effective Time and after giving effect to redemptions of shares of MAC Class A Common Stock, by (y) $10.00.

The Aggregate Equity Value is the sum of (i) the MAC Equity Value plus (ii) the “DePalma Equity Value” as defined in and determined in accordance with the Business Combination Agreement. The DePalma Equity Value is defined in the Business Combination Agreement as the sum of the “DePalma I Equity Value” and the “DePalma II Equity Value,” each of which in turn is defined in the Business Combination Agreement and summarized as follows:

•	DePalma I Equity Value – an amount, determined as of the Closing, equal to the sum of the Minimum Cash Amount, plus the Total Medallion Loan Value:

•

Minimum Cash Amount – means an amount in cash equal to the sum of (i) the aggregate amount of certain unpaid fees, expenses, commissions, or other amounts due and payable by or on behalf of MAC, the Sponsor and the DePalma Companies as of immediately prior to the Closing that are related to the Business Combination, plus (ii) an amount in cash mutually agreed upon by the DePalma Companies and MAC that is sufficient to fund the working capital needs of the parties to the Business Combination; plus

•

Total Medallion Loan Value – with respect to those loans that are (i) owned by DePalma I free and clear of all liens and encumbrances and (ii) secured by taxi medallions (“Medallion Loans”), the sum of the following for all such Medallion Loans, subject to certain limitations and exceptions as are set forth in the Business Combination Agreement:

•

for each Medallion Loan secured by Chicago, Illinois, Philadelphia, Pennsylvania, or New York City, New York, taxi medallions, the lesser of (1) the unpaid principal balance of such Medallion Loan, and (2) the sum of: (A) the product of (i) the total number of Chicago, Illinois, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (B) the product of (i) the total number of Philadelphia, Pennsylvania, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (C) the product of (i) the total number of New York City, New York, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement; and

•	for each Medallion Loan secured by Newark, New Jersey, taxi medallions, the unpaid principal balance of such Medallion Loan.

•

DePalma II Equity Value – an amount, determined as of the Closing, equal to the aggregate value of all Chicago, Illinois, Philadelphia, Pennsylvania, Newark, New Jersey, and New York City, New York taxi medallions owned by DePalma II free and clear of all liens and encumbrances (each a “Taxi Medallion”), with the value of such Taxi Medallions determined by summing: (A) the product of (i) the total number of such Chicago, Illinois, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (B) the product of (i) the total number of such Philadelphia, Pennsylvania, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (C) the product of (i) the total number of such New York City, New York, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement.

Set forth below is an illustrative calculation of the MAC Exchange Ratio, the Aggregate Equity Value, the Aggregate New MAC Capitalization, and the MAC Per Share Consideration. Such illustrative calculation is based on a number of assumptions, which are set forth in the next paragraph and in footnotes to the below table, and there can be no certainty or assurance that the illustrative calculation will reflect the actual consideration that is received in the Business Combination.

For purposes of the illustrative calculation, it is assumed that: (i) the Minimum Cash is equal to $25,242,000; (ii) the Total Medallion Loan Value is equal to $343,993,685; (iii) the DePalma I Equity Value is equal to $369,235,685, (iv) the DePalma II Equity Value is equal to $267,971,781; (v) there are 1,547,605 shares of MAC Common Stock outstanding immediately prior to the Merger becoming effective; and (vi) there are no redemptions of shares of MAC Common Stock by Public Stockholders. Dollar and share amounts are rounded down to the nearest whole dollar or share (as applicable).

DePalma I Equity Value
Minimum Cash	$25,242,000
Total Medallion Loan Value	$343,993,685

DePalma I Equity Value	$369,235,685
DePalma II Equity Value	$267,971,781

DePalma Equity Value	$637,207,466

plus MAC Equity Value	$118,509,380

Aggregate Equity Value	$755,716,846
MAC Equity Value	$118,509,380
divided by Aggregate Equity Value	$755,716,846

MAC Exchange Ratio	0.16
MAC Exchange Ratio	0.16
multiplied by Aggregate New MAC Capitalization	$76,571,685
divided by number of shares of MAC Common Stock outstanding immediately prior to Merger becoming effective	6.38

MAC Per Share Consideration (in shares of New MAC Common Stock)	10

Conditions to Closing

Conditions to each party’s obligations

The obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver by the party for whose benefit such condition exists of the following conditions:

•

all applicable waiting periods under the HSR Act shall have expired or otherwise been terminated, and there shall not be in effect any voluntary agreement between MAC, New MAC or any DePalma Company, on the one hand, and the Federal Trade Commission or the Department of Justice, on the other hand, pursuant to which the Parties have agreed not to consummate the Merger for any period of time;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect;

•

this proxy statement/prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•	the Required MAC Shareholder Approval shall have been obtained;

•	the Marblegate Affiliate Consents shall have been obtained (as defined herein);

•

after giving effect to the Business Combination, MAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time (the “Net Tangible Assets Condition”), however, on August 24, 2023, the parties executed an irrevocable waiver of the Net Tangible Assets Condition; and

•	the DePalma Equity Value shall have become final and binding in accordance with the provisions of the Business Combination Agreement.

Conditions to MAC’s obligations

The obligations of MAC to consummate the Business Combination are subject to the satisfaction or waiver by MAC of the following further conditions:

•

each of the fundamental representations and warranties of DePalma and New MAC shall be true and correct in all material respects as of the Closing Date; certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date (except for de minimis inaccuracies); certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date; and certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a DePalma Material Adverse Effect (as defined in the Business Combination Agreement);

•

DePalma shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•	since the date of the Business Combination Agreement, no DePalma Material Adverse Effect shall have occurred;

•	DePalma and New MAC shall have executed and delivered to MAC all Ancillary Documents to which DePalma or New MAC is a party;

•

at or prior to the Closing, DePalma shall have delivered to MAC a certificate duly executed by an authorized officer of DePalma, dated as of the Closing Date, to the effect that certain Closing conditions that relate to DePalma or certain of its affiliates are satisfied;

•

neither New MAC or any of its subsidiaries shall have any Indebtedness (as defined in the Business Combination Agreement) outstanding at or prior to the Reorganization (as defined in the Business Combination Agreement); and

•	New MAC and DePalma shall have consummated the Reorganization subject to immaterial deviations that are not adverse to MAC or actions to be taken after the Closing.

Conditions to the obligations of DePalma

The obligations of DePalma to consummate the Business Combination are subject to the satisfaction or waiver by DePalma of the following further conditions:

•

each of the fundamental representations and warranties of MAC shall be true and correct in all material respects as of the Closing Date; certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date (except for de minimis inaccuracies); certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date; and certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Acquiror Material Adverse Effect (as defined in the Business Combination Agreement);

•

MAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•	since the date of the Business Combination Agreement, no Acquiror Material Adverse Effect shall have occurred;

•

New MAC’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement shall have been approved by Nasdaq and, immediately following the Effective Time, New MAC shall be in compliance with any applicable initial and continuing listing requirements of Nasdaq, and New MAC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of New MAC Common Stock included in the Listing Application shall have been approved for listing on Nasdaq;

•	MAC shall have executed and delivered to DePalma all Ancillary Documents to which MAC is a party; and

•

at or prior to the Closing, MAC shall have delivered, or caused to be delivered, to the DePalma Companies a certificate duly executed by an authorized officer of MAC, dated as of the Closing Date, to the effect that certain Closing conditions are satisfied.

DePalma may not rely on the failure of any Closing condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by such DePalma’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement. MAC may not rely on the failure of any condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by MAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing, as follows:

•	by mutual written consent of MAC and DePalma;

•

by MAC upon written notice to DePalma, if there is any breach of DePalma’s representations or warranties or if there is any breach by DePalma of any covenant or agreement such that certain conditions to Closing would not be satisfied with respect to DePalma as of the Closing and the breach or breaches of such representations, warranties covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to DePalma by MAC and (ii) December 31, 2023 (the “Termination Date”), provided however, that MAC is not then in breach of the Business Combination Agreement;

•

by DePalma, upon written notice to MAC, if there is any breach of MAC’s representations or warranties or if there is any breach by MAC of any covenant or agreement such that certain conditions to Closing would not be satisfied as of the Closing and the breach or breaches of such representations, warranties, covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to MAC by DePalma and (ii) the Termination Date, provided however, that DePalma is not then in breach of the Business Combination Agreement;

•	by MAC or DePalma, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date;

•

by either MAC or DePalma, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such Order or other action shall have become final and non-appealable; or

•

by either MAC or DePalma, if the Acquiror Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, MAC’s stockholders have duly voted and the Acquiror Shareholder Approvals were not obtained.

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will become void (and there shall be no liability or obligation on the part of the parties and their respective non-party affiliates), with the exception of the parties’ confidentiality obligations, and certain other provisions required under the Business Combination Agreement that shall, in any case, survive any termination of the Business Combination Agreement; provided, however, that termination of the Business Combination Agreement in accordance with its terms shall not relieve any party from liability for any intentional and Willful Breach (as defined in the Business Combination Agreement) of any covenant or agreement set forth in the Business Combination Agreement prior to such termination or fraud.

Organizational Structure

Prior to the Business Combination

The following diagram illustrates a simplified version of the ownership structure of MAC prior to the Business Combination. This diagram is provided for illustrative purposes only and does not represent all equityholders of MAC or legal entities of DePalma and its affiliates.

(1)

Immediately prior to the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the owner of approximately 83.7% of the DePalma Companies, with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies.

(2)	Merger Sub will merge with and into MAC with MAC surviving as a wholly-owned subsidiary of New MAC.
(3)

Septuagint is a joint venture with an unaffiliated strategic partner, in which DePalma holds a 50% interest and will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions (as of November 1, 2019) have been leased to Septuagint.

(4)

The DePalma Companies are directly owned by the DePalma Equityholders and are managed by MAM. One of the DePalma Equityholders is the Master Fund, Marblegate Special Opportunities Master Fund, L.P., which has an indirect controlling interest in the Sponsor. The Sponsor in turn owns a majority of MAC Common Stock. As a result, through their positions as managing partners of the general partner of the Master Fund and their control over the Master Fund’s portfolio, Messrs. Andrew Milgram and Paul Arrouet may be deemed to have a controlling interest in the DePalma Companies and MAC.

Following the Business Combination

The following diagram illustrates a simplified version of our organizational structure immediately following the completion of the Business Combination. This diagram is provided for illustrative purposes only and does not represent all equityholders of New MAC or legal entities of DePalma and its affiliates.

(1)

Septuagint is a joint venture with an unaffiliated strategic partner, in which DePalma holds a 50% interest and will have the right to exercise governance control, once 85% of DePalma II’s Owned Medallions (as of November 1, 2019) have been leased to Septuagint.

(2)	Reflects 16.3% ownership by certain limited partners of DePalma I and DePalma II.
(3)	The numbers in this diagram assumes a “Minimum Redemptions” scenario.

Certain Agreements Related to the Business Combination Agreement

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and certain directors and executive officers of MAC (the “Supporting Shareholders”) have entered into support agreements (such agreements referred to herein as the “Sponsor Support Agreement”) pursuant to which the Sponsor and the Supporting Shareholders have agreed, among other things, to vote all shares of MAC Common Stock held by them in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and to not redeem any of their shares of MAC Common Stock.

Registration Rights Agreement

In connection with the transactions contemplated by the Business Combination Agreement, New MAC, the Sponsor, the Supporting Sponsor Shareholders and certain other parties will enter into a registration rights agreement, pursuant to which, the Sponsor, the Supporting Sponsor Shareholders and certain other Persons will be granted certain registration rights with respect to their shares of New MAC Common Stock.

Exchange Agent Agreement

New MAC will enter into an exchange agent agreement with Continental which will provide the terms and conditions pursuant to which the exchange agent will exchange shares of MAC Class A Common Stock and MAC Class B Common Stock for shares of New MAC Common Stock in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

Management Services Agreement

New MAC will enter into an agreement at the Closing with the Manager pursuant to which the Manager will provide certain management services to New MAC in exchange for a management fee, including (i) evaluating, managing, performing due diligence on, negotiating and overseeing the acquisition and disposition of New MAC’s and its subsidiaries’ assets, including taxi medallions, taxi-medallion loans and other assets or property, (ii) evaluating, managing, negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans and other loans held by New MAC (other than typical daily loan servicing activities), (iii) managing New MAC’s and its subsidiaries’ day-to-day business and operations in complying with any regulatory requirements applicable to them in respect of their business activities, (iv) evaluating the financial and operational performance of any of New MAC’s subsidiaries, including monitoring the business and operations thereof, and the financial performance of any of their other assets, (v) providing a management team to serve as executive officers of New MAC and/or its subsidiaries or as members of the New MAC Board, (vi) identifying, evaluating, managing, performing due diligence on, negotiating and overseeing the provision of debt or equity financing by New MAC, (vii) identifying, evaluating, managing, performing due diligence on, negotiating and overseeing the acquisition of all or a portion of target businesses or assets by New MAC, and (viii) subject to the provisions of the MSA, performing any other services for and on behalf of New MAC and its subsidiaries to the extent that such services are consistent with those that are customarily performed by the executive officers and employees of a publicly listed company.

Additionally, the Manager may also earn an incentive fee based on the financial performance of New MAC pursuant to a separate agreement to be entered into by New MAC and the Manager and approved by the New MAC Board within six months of Closing.

For more information on each of these agreements, please see the section entitled “Certain Agreements Related to the Business Combination” contained elsewhere in this proxy statement/prospectus.

Interests of MAC’s Sponsor, Directors and Officers in the Business Combination

The DePalma Companies are directly owned by the DePalma Equityholders and are managed by MAM. One of the DePalma Equityholders is the Master Fund, Marblegate Special Opportunities Master Fund, L.P., which has an indirect controlling interest in the Sponsor. The Sponsor in turn owns a majority of MAC Common Stock. As a result, through their positions as managing partners of the general partner of the Master Fund and their control over the Master Fund’s portfolio, Messrs. Andrew Milgram and Paul Arrouet may be deemed to have a controlling interest in the DePalma Companies and MAC. Additionally, the MAC Board has established certain protocols with respect to related party transactions. For more information, see “Proposal No. 1 — The Background of the Business Combination” and “Certain Relationships and Related Person Transactions.”

The MAC Board formed the Special Committee to consider and negotiate the terms and conditions of the Business Combination and to recommend to the MAC Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The MAC Board, based in part on the recommendation of the Special Committee, has adopted and approved the Business Combination Agreement. In arriving at its recommendations, the MAC Board carefully considered a number of factors described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — MAC Board’s Reasons for the Approval of the Business Combination.”

MAC and the DePalma Companies are affiliated with each other as a result of their relationships between their respective principal executive officers and their respective affiliates. When you consider the recommendation of the MAC Board, based in part upon the recommendation of the Special Committee, in favor of the proposals, you should keep these affiliate relationships in mind and that MAC’s Sponsor and certain directors and officers have conflicting interests in, or arising from, the Business Combination with the DePalma Companies that are different from or in addition to (and which could conflict with) your interests as a stockholder. These affiliate relationships cause conflicts of interest and include the following.

As to the Sponsor:

•

The Sponsor owns (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares that it purchased for $25,000, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares that underlay the 610,000 Private Placement Units it purchased in the Private Placement for a purchase price of $6,100,000 and (ii) 305,000 Private Placement Warrants. The Founder Shares, Private Placement Shares, and Private Placement Warrants held by the Sponsor had an aggregate market value of approximately $88.2 million based upon the closing price of $10.45 per share of MAC Class A Common Stock and $0.035 per Public Warrant on Nasdaq on January 30, 2024. If the Business Combination or another business combination is not consummated by the period specified in the Existing Charter to complete the initial business combination (the “Business Combination Period”), MAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the MAC Board, dissolving and liquidating. In such event, the Founder Shares, Private Placement Shares, and Private Placement Warrants would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. If the Business Combination is consummated, each outstanding Founder Share will be exchanged for one share of New MAC Common Stock and each outstanding Private Placement Share will become one share of New MAC Common Stock.

•

The Master Fund, the majority owner of the Sponsor, has agreed to fund up to $2,650,000 of MAC’s working capital needs pursuant to four promissory notes (the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note) issued by MAC to the Master Fund under which MAC may borrow up to an aggregate amount of $2,650,000. As of February 1, 2024, $600,000,

$1,100,000, $500,000 and $125,000 is outstanding under the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, respectively. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note may be converted into Conversion Shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, as applicable. Each of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note is payable in cash upon consummation of the Business Combination but is not payable if the Business Combination is not consummated. In addition, if MAC is unable to complete a business combination by the end of the Business Combination Period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MAC for services rendered or contracted for or products sold to MAC, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters.

•	The Master Fund, along with several affiliated funds (collectively, the “DePalma Equityholders”), owns the DePalma Companies in addition to being the majority member of the Sponsor.

As to MAM of which Andrew Milgram, the CEO of MAC, and Paul Arrouet, the President of MAC and Managing Partner and CEO of the DePalma Companies, are the indirect majority owners and controlling members:

•

MAM has an indirect controlling interest in the DePalma Companies and is the managing member of the Sponsor. MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM.

•

Upon consummation of the Business Combination, it is expected that the Manager will enter into the MSA with New MAC, pursuant to which the Manager will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Paul Arrouet, President of MAC:

•

Mr. Arrouet has an indirect interest in the Sponsor through his indirect majority ownership interests in MAM (via MAM’s receipt of management fees) as well as through various general and partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Paul Arrouet has indirect general and limited partnership interests in the DePalma Equityholders that own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Arrouet may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•

Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus. As Manager of New MAC, MAM will receive fees and other compensation that Mr. Arrouet will have an interest in.

As to Andrew Milgram, CEO of MAC and Managing Partner and CEO of the DePalma Companies:

•

Mr. Milgram has an indirect interest in the Sponsor through his indirect majority ownership interests in MAM (via MAM’s receipt of management fees) as well as through various partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Andrew Milgram has indirect general and limited partnership interests in the DePalma Equityholders that own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Milgram may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•

Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus. As Manager of New MAC, MAM will receive fees and other compensation that Mr. Milgram will have an interest in.

As to Jeffrey Kravetz, CFO of MAC and CFO of MAM:

•

Jeffrey Kravetz serves as the CFO of MAM. Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Harvey Golub, Chairman of the MAC Board:

•

Harvey Golub owns an indirect economic interest in the Master Fund as well as direct interests in the Sponsor. Upon consummation of the Business Combination, the Master Fund will receive 8,328,451 in shares of New MAC Common Stock as a result of its interest in DePalma. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, Mr. Golub will directly and indirectly benefit economically from the Business Combination.

As to Alan Mintz, Richard Goldman and Wallace Mathai-Davis, each a Director of the MAC Board:

•

Each of Alan Mintz, Richard Goldman and Wallace Mathai-Davis owns a direct interest in the Sponsor. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, each of Mr. Mintz, Mr. Goldman and Mr. Mathai-Davis will indirectly benefit economically from the Business Combination.

As to MAC’s Sponsor and MAC’s directors and officers generally:

•

The Sponsor, as well as MAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

•

Based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor (and MAC’s officers and directors with an economic interest in the Sponsor) may earn a positive rate of return even if the share price of New MAC Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination.

•

The fact that the Sponsor has agreed not to redeem any of the Founder Shares and Private Placement Shares it holds in connection with a stockholder vote to approve a proposed initial business combination.

•

The Sponsor has agreed that the Private Placement Shares and Private Placement Warrants will not be sold or transferred by it until MAC has completed a business combination, subject to limited exceptions.

•

The continued indemnification of current directors and officers of MAC and the continuation of directors’ and officers’ liability insurance after the Business Combination. As of September 30, 2023, none of the directors and officers entitled to indemnification had incurred reimbursable expenses.

These conflicting interests may influence the MAC Board directors in making their recommendation that you vote in favor of the approval of the Stockholder Proposals. You should also read the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination.”

MAC Board’s Reasons for the Approval of the Business Combination

MAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The MAC Board, in evaluating the Business Combination, consulted with the Special Committee, MAC’s management and its legal and capital markets advisors. In reaching its resolutions (i) that the Business Combination Agreement and the transactions contemplated thereby are advisable and in the best interests of MAC and (ii) to recommend that the MAC stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the MAC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the MAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determinations and supporting its decision. The MAC Board viewed its decisions as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the MAC Board’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In evaluating the Business Combination, the MAC Board consulted with the Special Committee and MAC’s management and considered a number of factors. In particular, the MAC Board considered, among other things, the following factors, although not weighted or in any order of significance:

•

Consistent With Prospectus Investment Criteria. The DePalma Companies met the investment criteria identified in the prospectus for MAC’s IPO related to a high-quality business that has recently undergone a restructuring.

•

Public Company Positioning and Readiness. The MAC Board believes DePalma is well-positioned to be a public company in terms of scale and size, and a company that public equity market investors will understand and value.

•

Management Team. The DePalma Companies have been managed since their inception by MAM. MAM’s team possesses deep knowledge of the industry, has a proven track record in managing the DePalma Companies’ assets and is well suited to realize the investment potential from the Business Combination. Through MAC’s due diligence investigation, MAC’s management had knowledge of, and was familiar with, the DePalma Companies’ businesses and financial condition, including its historical financial results, financial plan and future prospects.

•

Critical and Perpetual New York City Infrastructure Assets. New York City’s financial support of the MRP+ evidences the critical nature of taxicabs as a key transportation modality in the City. Additionally, the 25-year duration of the program underscores the long-term nature and durability of cash flows from medallions.

•

Scale and Market Penetration. The DePalma Companies have interests, including via collateral backing medallion loans, in NYC taxi medallions representing approximately 30% of the outstanding NYC taxi medallions. The DePalma Companies’ scale provides a competitive advantage in executing their business plan.

•

Stable Cash Flow From MRP+ Portfolio. The medallion loans that have been restructured pursuant to the MRP+ Loans provide stable and predictable cash flows while the remainder of the loan portfolio is restructured and reperformed.

•

Historical Cash Collections and Restructurings. The DePalma Companies have successfully restructured, resolved or reperformed approximately 2,000 medallions and have generated significant cash collections.

•	Vertical Integration. As a lender and operator, the DePalma Companies have a differentiated business that provides for flexibility and optionality in generating cash flow and earnings from its assets.

•

Attractive Valuation. The MAC Board’s determination that if DePalma is able to achieve its business plan, then MAC’s stockholders will have acquired their shares of New MAC Common Stock at an attractive valuation, which would increase stockholder value.

•	Current Trends. Recent trends in the NYC taxi market, including increases in active drivers and improving driver economics, including but not limited to the December 2022 fare increase.

•	Market Growth. Growth opportunities through continued reperformance and restructuring of existing defaulted loans and origination of new loans to new borrowers.

•

Transaction Consideration for All Parties in Equity. All parties, including DePalma, the Sponsor and the Public Stockholders will receive the same consideration in the transaction and there is no party who is receiving cash consideration.

•

Opinion of Huron Transaction Advisory LLC to the Special Committee. The Special Committee received the written opinion, dated February 5, 2023, of Huron Transaction Advisory LLC (“Huron”), which was engaged solely to render such opinion, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, the consideration (which was assumed in Huron’s opinion to be the number of shares of New MAC Common Stock based on an assumed DePalma Equity Value (excluding the Minimum Cash Amount) of $750,595,712 as of January 27, 2023 divided by $10.00) proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC. See “Proposal No. 1 — The Business Combination Proposal — Opinion of Huron Transaction Advisory LLC to the Special Committee.”

In the course of its deliberations, in addition to the various other risks associated with the business of DePalma, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the MAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•

Macroeconomic Risks Generally. Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments, and the effects they could have on New MAC’s revenues and financial performance.

•	Business Plan May Not be Achieved. The risk that DePalma may not be able to execute on its business plan and realize its future financial performance.

•

Brand and Reputation. Marblegate and DePalma’s brand and reputation are critical to DePalma’s success, and any publicity, regardless of accuracy, that portrays either party negatively could adversely impact operating results.

•	Valuation. The risk that the MAC Board may not have properly valued DePalma’s assets.

•

Stockholder Vote and Other Actions. The risk that MAC stockholders may object to and challenge the Business Combination and take action that may prevent or delay the closing, including to vote against the Stockholder Proposals at the Special Meeting or redeem their Public Shares.

•

Liquidation. The risks and costs to MAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in MAC being unable to effect a business combination within the completion window, which would require MAC to liquidate.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within MAC’s control.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of DePalma. The terms of the Business Combination Agreement provide that MAC will not have any surviving remedies against DePalma or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of DePalma’s representations, warranties or covenants set forth in the Business Combination Agreement. As a result, MAC stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of DePalma prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The MAC Board has determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of MAC will be, collectively, the majority equityholders in the combined company.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Exclusivity/Non-Solicit. The Business Combination Agreement includes a non-solicit provision prohibiting MAC from initiating, discussing or making certain proposals which could lead to an alternative business combination.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Redemptions. The risk that holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•	Listing. The potential inability to maintain the listing of New MAC’s securities on Nasdaq following the Closing.

•	Distraction to Operations. The risk that the potential diversion of DePalma’s management and employee attention as a result of the Business Combination may adversely affect DePalma’s operations.

•

Readiness to be a Public Company. As New MAC has not previously been a public company, it or the Manager may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that New MAC or the Manager will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

•

Low Float and Likely Limited Trading Liquidity. As New MAC ownership will be over 90% beneficially held by DePalma and the Sponsor immediately following the Closing, the public trading float following the Business Combination will be limited and it is not clear that an active trading market will develop for the shares of New MAC Common Stock.

•

Conflicts of Interest Between MAC and DePalma. Certain conflicts of interest exist between MAC and DePalma, as described under “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination.” As a result, certain directors and officers of MAC may find it difficult to determine how to meet their fiduciary duties to MAC as well as DePalma, which could result in a less favorable result for MAC than would be the case if they were solely officers and directors of our company.

•	Risk Factors. The MAC Board considered risks of the type and nature described under the section entitled “Risk Factors.”

The above discussion of material factors considered by the MAC Board is not intended to be exhaustive but does set forth the principal factors considered by the MAC Board. The MAC Board concluded that the potential benefits that it expected MAC and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the MAC Board, in part upon the recommendation of the Special Committee, has determined that the Business Combination Agreement and the Business Combination and other transactions contemplated therein were advisable, fair to and in the best interests of MAC and its stockholders. For a more complete description of the MAC Board’s reasons for approving the Business Combination, including other factors and risks considered by the MAC Board, see the section entitled “Proposal No. 1 — The Business Combination Proposal — MAC Board’s Reasons for the Approval of the Business Combination.”

Ownership of New MAC Upon Completion of the Business Combination

As of January 31, 2024, there are 637,605 shares of redeemable MAC Class A Common Stock issued and outstanding, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, 6,303,333 shares of MAC Class B Common Stock issued and outstanding and 910,000 Private Placement Shares issued and outstanding. In addition, there are 15,455,000 MAC warrants issued and outstanding, consisting of 15,000,000 Public Warrants and 455,000 Private Placement Warrants. Each whole warrant entitles the holder thereof to purchase one share of MAC Class A Common Stock at a price of $11.50 per share. MAC cannot predict how many of the Public Stockholders will exercise their right to have their MAC Class A Common Stock redeemed for cash. As a result, MAC has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios of shares of MAC Class A Common Stock into cash, each of which produce different allocations of total MAC equity between holders of MAC Common Stock.

The tables below show the pro forma ownership of New MAC Common Stock following the Closing of the Business Combination under the three redemption scenarios and based on 637,605 shares of MAC Class A Common Stock subject to redemption, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, and 6,303,333 shares of MAC Class B Common Stock issued and outstanding as of January 31,

2024. In an effort to illustrate such potential dilution, the tables below assume (i) the issuance of shares of New MAC Common Stock issuable to non-redeeming Public Stockholders, (ii) the issuance of shares of New MAC Common Stock issuable to the DePalma Equityholders, (iii) the issuance of shares of New MAC Common Stock issuable to holders of Founder Shares, including the Anchor Investors (iv) the issuance of shares of New MAC Common Stock issuable to the holders of Private Placement Shares, and (v) in the case of the second table, the exercise of all outstanding Public Warrants and Private Placement Warrants.

The following tables illustrate varying ownership levels in New MAC immediately following the consummation of the Business Combination with and without the exercise of Public and Private Placement Warrants, based on the varying levels of redemptions by the Public Stockholders and the following assumptions:

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	84.5%	63,593,199	85.0%	63,933,517	85.4%
Public Stockholders(4)	637,605	0.9%	318,803	0.4%	—	—%
Sponsors’ Founder Shares(5)	7,829,469	10.5%	7,829,469	10.5%	7,829,469	10.5%
Private Placement Shares(6)	610,000	0.8%	610,000	0.8%	610,000	0.8%
Anchor Founder Shares(7)	2,473,864	3.3%	2,473,864	3.3%	2,473,864	3.3%

Total	74,803,819	100.0%	74,825,335	100.0%	74,846,850	100.0%

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	70.3%	63,593,199	70.6%	63,933,517	71.0%
Public Stockholders(4)	637,605	0.7%	318,803	0.4%	—	—%
Public Warrants(5)	15,000,000	16.6%	15,000,000	16.6%	15,000,000	16.6%
Sponsors’ Founder Shares(6)	7,829,469	8.7%	7,829,469	8.7%	7,829,469	8.7%
Private Placement Warrants(7)	305,000	0.3%	305,000	0.3%	305,000	0.3%
Private Placement Shares(8)	610,000	0.7%	610,000	0.7%	610,000	0.7%
Anchor Founder Shares(9)	2,473,864	2.7%	2,473,864	2.7%	2,473,864	2.7%

Total	90,108,819	100.0%	90,130,335	100.0%	90,151,850	100.0%

(1)	Assumes that no additional shares of MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)

Reflects the redemptions of 28,989,609, 244,327, and 128,459 shares of MAC Class A Common Stock in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(5)

Upon the consummation of the Business Combination, each Public Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock. Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock.

(6)

Includes 4,000,000 shares and 3,829,469 shares of MAC Class A and Class B Common Stock, respectively, after the Founder Conversion. Upon the consummation of the Business Combination, all shares of MAC Class B Common Stock will (i) automatically convert into shares of MAC Class A Common Stock on a one-for-one basis and (ii) be cancelled and converted into the right to receive shares of New MAC Common Stock.

(7)

Upon the consummation of the Business Combination, each Private Placement Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock.

Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock. Excludes 150,000 warrants owned by Cantor that are subject to forfeiture at Closing.
(8)	Consists of 610,000 Private Placement Shares owned by the Sponsor. Excludes 300,000 Private Placement Shares owned by Cantor that are subject to forfeiture at Closing.
(9)	Reflects 2,473,864 Founder Shares held by the Anchor Investors purchased from the Sponsor.

Redemption Rights

Pursuant to the Existing Charter, the Public Stockholders of MAC may elect to redeem all or a portion of their Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of permitted withdrawals), divided by the number of then outstanding public shares, subject to the limitations described herein.

The Anchor Investors will not be entitled to redemption rights with respect to any Founder Shares held by them in connection with the completion of an initial business combination.

As of January 29, 2024, based on funds in the Trust Account of approximately $6.8 million, this would have amounted to approximately $10.67 per share, which includes up to $0.4 million of interest income available to us to pay taxes. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of MAC common stock for cash and will no longer own shares of MAC Common Stock or receive shares of New MAC Common Stock. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent prior to the Special Meeting. See the section entitled “Special Meeting of MAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. The amount in the Trust Account is initially anticipated to be $10.00 per public share.

Description of New MAC Securities

New MAC is a newly incorporated Delaware corporation.

New MAC’s Proposed Charter will authorize the issuance of 260,000,000 shares, consisting of 250,000,000 shares of New MAC Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. See “Description of New MAC Securities” for more information.

Management After the Business Combination

New MAC’s business affairs will be managed under the direction of the New MAC Board. The New MAC Board will initially consist of five members.

The New MAC Board upon the completion of the Business Combination will be the following individuals: [●], serving as Chairperson, [●], [●], [●] and [●].

See “Management After the Business Combination” for further information.

Record Date; Persons Entitled to Vote

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of MAC Common Stock at the close of business on    , 2024, which is the record date for the Special Meeting. You are entitled to one vote for each share of MAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the

record date, there were      shares of MAC Common Stock outstanding, of which      were shares of MAC Class A Common Stock and      were shares of MAC Class B Common Stock held by the Sponsor.

The Sponsor and the executive officers and directors of MAC have agreed to vote all of their shares of MAC Common Stock in favor of the Business Combination Proposal and the other Stockholder Proposals. The Anchor Investors are not required to vote any of their public shares in favor of our initial business combination or for or against any other matter presented for a stockholder vote. MAC’s issued and outstanding Public Warrants do not have voting rights at the Special Meeting.

Quorum and Required Vote for Proposals

A quorum of MAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the MAC Common Stock outstanding and entitled to vote at the meeting is virtually present in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal.

As of the record date for the Special Meeting,      shares of MAC Common Stock will be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote online at the virtual Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders virtually present at the Special Meeting or by proxy may authorize adjournment of the Special Meeting to another date. As of the date of this proxy statement/prospectus, the Sponsor beneficially owns an aggregate of approximately 71% of the outstanding shares of MAC Common Stock. The Sponsor has agreed to vote all of its shares of MAC Common Stock in favor of the Business Combination and each of the Stockholder Proposals.

See “Special Meeting of MAC Stockholders — Quorum and Required Vote for Proposals” contained elsewhere in this proxy statement/prospectus for more information.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. MAC believes the Stockholder Proposals presented to its stockholders will be considered nondiscretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Special Meeting of MAC stockholders.

Revoking Your Proxy

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to MAC’s secretary prior to the date of the Special Meeting or by voting online at the virtual Special Meeting. Attendance at the Special Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to MAC’s secretary at the above address.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of MAC Class A Common Stock or Public Warrants in connection with the Business Combination.

Solicitation of Proxies

MAC will pay the cost of soliciting proxies for the Special Meeting. MAC has engaged Advantage Proxy to assist in the solicitation of proxies for the Special Meeting. MAC has agreed to pay Advantage Proxy a fee of $10,000. MAC will reimburse Advantage Proxy for reasonable out-of-pocket expenses in the amount of $1,500 and will indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses. MAC also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of MAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of MAC Common Stock and in obtaining voting instructions from those owners. MAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the date of this proxy statement/prospectus, the Sponsor beneficially owns an aggregate of approximately 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock. The Sponsor has agreed to vote all of its shares of MAC Common Stock in favor of the Business Combination and each of the Stockholder Proposals.

Emerging Growth Company

New MAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, New MAC will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Additionally, MAC, New MAC and the DePalma Companies are each a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation SK. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

New MAC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of MAC’s IPO, (b) in which MAC has total annual gross revenue of at least $1.235 billion or (c) in which New MAC is deemed to be a “large accelerated filer” under the rules of the SEC which, in addition to certain other criteria, means the market value of MAC’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New MAC has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Anticipated Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, MAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New MAC will represent a continuation of the financial statements of the DePalma Companies, with the Business Combination being treated as the equivalent of DePalma Companies issuing stock for the net assets of MAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded, with net assets of MAC being presented at historical costs. Operations prior to the Business Combination will be presented as those of the DePalma Companies. The DePalma Companies have been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The DePalma Equityholders will have the largest voting interest in New MAC post-Business Combination under the Minimum Redemptions, 50% Redemptions, and Maximum Redemptions scenarios.

•	The DePalma Companies represent a significant majority of the assets (excluding cash held in the Trust Account) and operations of New MAC post-Business Combination.

•	The principal physical locations for New MAC post-Business Combination will remain consistent with the historical DePalma Companies’ locations.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions, including the Business Combination, may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 24, 2023, the DePalma Companies filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. Consequently, the required waiting period expired at 11:59 p.m. Eastern Time on November 24, 2023.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. MAC, New MAC and the DePalma Companies cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, MAC, New MAC and the DePalma Companies cannot assure you that it would not be successful.

Neither MAC, New MAC nor DePalma are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that no additional shares of MAC Class A Common Stock are redeemed in connection with the Business Combination and (ii) assuming that all outstanding shares of MAC Class A Common Stock are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

Minimum Redemptions

Sources of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$6.8	Aggregate share consideration issued to DePalma Equityholders(3)	$611.9
DePalma Equityholder rollover(2)	632.5	Transaction and other costs and payment of working capital loans(4)	17.4
		Cash to combined company Balance Sheet(5)	10.0

Total Sources	$639.3	Total Uses	$639.3

Maximum Redemptions

Sources of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$—	Aggregate share consideration issued to DePalma Equityholders(3)	$611.9
DePalma Equityholder rollover(2)	639.3	Transaction and other costs and payment of working capital loans(4)	17.4
		Cash to combined company Balance Sheet(5)	10.0

Total Sources	$639.3	Total Uses	$639.3

(1)

Reflects the redemption payments totaling approximately $293.5 million, $2.5 million, and $1.4 million in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(2)

Shares issued to DePalma stockholders are at a deemed value of $10.00 per share. Assumes 74,803,819 and 74,846,850 shares of Common Stock issued under the Minimum Redemptions and Maximum Redemptions scenarios, respectively. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

(3)	Aggregate share consideration issued to the DePalma Equityholders, net of cash acquired.
(4)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions, and settlement of existing MAC related party working capital loans.
(5)	Represents the estimated working capital needs of New MAC (the Specified Cash Amount) and excludes cash of DePalma Companies not acquired in the Business Combination.

Summary of Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. These risks are discussed more fully in the section entitled “Risk Factors” following this summary. If any of these risks actually occur, MAC’s or DePalma’s business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

Risks Related to DePalma’s Business

•

DePalma’s business is heavily concentrated in loans secured by taxicab medallions as well as Owned Medallions, which carry a high risk of loss and could be adversely affected by an economic downturn as well as the regulatory policies of the City of New York and the New York City Taxi and Limousine Commission.

•

DePalma’s balance sheet consists substantially of loans secured by taxicab medallions, which historically have been associated with significant delinquency rates and risk of default. If DePalma is unable to recover meaningful amounts relative to its acquisition prices on loans in default, its results of operations could be adversely impacted.

•

The mobility industry is highly competitive, with many well-established, low-cost alternatives, including government-run/based mass transportation options, low switching costs, and well-capitalized competitors in nearly every major geographic region. If taxis are unable to compete effectively for drivers and passengers in this industry, DePalma’s business and financial prospects would be adversely impacted.

•	Substantially all of DePalma’s medallion loans that are not participating in the MRP+ are in default and non-performing.

•	DePalma may not be able to fully realize the benefits of its participation in the MRP+, which may adversely affect its financial performance.

•

Under the MRP+, a “loan enhancement administrator” is required to release funds from the Reserve Fund to pay contractual monthly payments to pay any deficiencies on outstanding amounts owed to the lender upon completion of a disposition of the collateral. If the loan enhancement administrator defaults on its obligation to release those funds, or if the Reserve Fund is depleted without the City of New York making further appropriations to restore it, DePalma’s operations and loan portfolio may be impacted.

•	The lack of liquidity in DePalma’s medallion loan portfolio and Owned Medallions as well as rising interest rates may adversely affect its business.

•	DePalma has a limited operational history.

•

Changes in taxicab industry regulations that result in the issuance of additional medallions or increases in the expenses involved in operating a medallion could lead to a decrease in the value of DePalma’s medallion loan collateral or DePalma’s Owned Medallions.

•	Current regulations or proposed regulations in the State and City of New York that are favorable to taxicabs may change or cease to be in effect, which could negatively impact DePalma’s business.

•	As a result of DePalma’s geographic concentration, its business may be adversely affected if the New York City taxicab industry experiences a sustained economic downturn.

•	Changes to Septuagint, our operating joint venture with Kirie Eleison, an unaffiliated strategic joint-venture partner, could have negative impacts on our business.

•

Increases in fuel, food, labor, energy and other costs due to inflation and other factors could adversely affect DePalma’s operating results. In addition, supply chain disruptions may make expansion and maintenance of its existing taxi fleet challenging or prohibitively expensive.

•

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect DePalma’s business, financial condition or results of operations, or DePalma’s prospects.

•	The impact of economic conditions, including the resulting effect on discretionary passenger spending, may harm DePalma’s business and operating results.

•

If autonomous vehicle technologies continue to improve and provide passengers with additional transportation alternatives, and the taxi industry fails to adapt to the use of autonomous vehicle technologies, DePalma’s financial performance and prospects would be adversely impacted.

•	DePalma is subject to climate change risks, including physical and transitional risks, and if it is unable to manage such risks, its business may be adversely impacted.

•	The Central Business District Tolling Program, if implemented, could result in significantly increased costs to operate taxis.

•

Decreases in the value of DePalma’s medallion loan collateral, including the impact on loans in process of foreclosure, have had, and may continue to have, a material adverse effect on DePalma’s business.

•	Uncertainty relating to the reporting of collateral values for DePalma’s loans may adversely affect the value of DePalma’s portfolio.

•	Decreases or increases in prevailing interest rates could adversely affect DePalma’s business, its cost of capital and its net interest income.

•

DePalma’s third-party service providers are increasingly dependent on information technology and their ability to process data in order to operate, and if DePalma (or its third-party service providers) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if it fails to comply with its commitments and assurances regarding the privacy and security of such data, its operations could be disrupted, its ability to provide its services could be interrupted, its reputation may be harmed and it may be exposed to liability and loss of customers and business.

•	Lending to individual taxi owners/operators, taxi fleet operators or passive investors involves a high degree of risk and is highly speculative.

•	Changes in the regulations and interpretations of existing regulations applicable to small business lending could negatively impact DePalma’s business.

•

DePalma’s loan portfolio is, and DePalma expects it to continue to be, concentrated in the NYC taxicab medallion industry and sector, which will subject it to a risk of significant loss by a downturn in the particular industry or sector.

•	DePalma depends on the accuracy and completeness of information about borrowers.

•

Insurance providers may not be able to service DePalma’s claims. DePalma relies on a limited number of third-party insurance service providers for its insurance claims, and if such providers fail to service insurance claims to DePalma’s expectations or DePalma does not maintain business relationships with them, its business, financial condition and results of operations could be adversely affected.

Risks Related to DePalma’s Growth and Operations

•	Competition with other lenders could adversely affect DePalma.

•

Terrorist attacks, other acts of violence or war, public health crises, political crises, natural disasters and other unexpected events may affect any market for DePalma’s securities, impact the businesses in which we invest, and harm its operations and profitability.

•

The ongoing coronavirus, or COVID-19, pandemic, and the related significant negative impact on the global economy and financial markets, have had and could further have a material adverse impact on DePalma’s business, operating results, and financial condition, particularly given DePalma’s concentration in the lending business.

•

DePalma’s business is heavily reliant on the services provided by its Manager and Field Point, and any disruption to them or to its relationship with either of them could adversely affect its business.

•	Misconduct by current or former affiliates’ employees and service providers could expose DePalma to significant legal liability and reputational harm.

•

DePalma may in the future pursue new strategies and lines of business that are not taxicab-related, and it may face enhanced risks as a result of these changes in strategy, including from transacting with a broader array of counterparties and exposure to new assets, activities and markets.

•

DePalma I and DePalma II have identified a material weakness in their internal control over financial reporting. If New MAC is unable to remediate the material weakness, or if other control deficiencies are identified, New MAC may not be able to report its financial results accurately or file its periodic reports as a public company in a timely manner.

Risks Related to DePalma’s Regulation and Litigation

•	DePalma operates in a highly regulated environment, and if it is found to be in violation of any of the federal, state, or local laws or regulations applicable to it, its business could suffer.

•	Litigation or legal proceedings could expose DePalma to significant liabilities and have a negative impact on its reputation or business.

•

Regulations relating to privacy, information security and data protection could increase DePalma’s costs, affect or limit how it collects and uses personal information and adversely affect its business opportunities.

•

Changes in statutory, regulatory, accounting, and other legal requirements, including changes in accounting principles generally accepted in the United States, could potentially impact DePalma’s operating and financial results.

•

DePalma I and DePalma II have identified a material weakness in their internal control over financial reporting. If New MAC is unable to remediate the material weakness, or if other control deficiencies are identified, New MAC may not be able to report its financial results accurately or file its periodic reports as a public company in a timely manner.

•

Fluctuations in DePalma’s tax obligations and effective tax rate and realization of its deferred tax assets may result in volatility of DePalma’s operating results and adversely affect its financial condition.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE DEPALMA COMPANIES

The information presented below for the years ended December 31, 2022 and 2021 is derived from DePalma I and DePalma II financial statements included elsewhere in this proxy statement/prospectus as of and for the years ended December 31, 2022 and 2021, respectively. The financial data presented below for the nine months ended September 30, 2023 and 2022 is derived from DePalma I and DePalma II unaudited financial statements included elsewhere in this proxy statement/prospectus as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, respectively.

Neither DePalma I’s historical results nor DePalma II’s historical results are necessarily indicative of the results that may be expected for any other period in the future. The information below is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma” as well as DePalma I’s financial statements, and the notes and schedules related thereto, and DePalma II’s financial statements, and the notes and schedules related thereto, each of which are included elsewhere in this proxy statement/prospectus.

DePalma Acquisition I LLC

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2023	2022	2022	2021
Consolidated Statements of Operations Data:
Total investment income	$15,056,094	$5,778,764	$8,368,065	$3,254,795
Total expenses	$7,716,624	$6,694,172	$8,383,880	$7,850,711
Net investment income (loss)	$7,339,470	$(915,408)	$(15,815)	$(4,595,916)
Net realized and unrealized gains	$25,875,547	$11,524,583	$31,608,801	$17,275,974
Net increase in members’ capital from operations	$33,215,017	$10,609,175	$31,592,986	$12,680,058

	As of September 30,	As of December 31,
	2023	2022	2021
Consolidated Statements of Assets and Liabilities Data:
Total assets	$422,082,222	$499,485,103	$501,917,994
Total liabilities	$2,275,678	$3,563,426	$1,647,203
Total members’ capital	$419,806,544	$495,921,677	$500,270,791
Total liabilities and members’ capital	$422,082,222	$499,485,103	$501,917,994

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2023	2022	2022	2021
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$51,201,281	$13,499,698	$37,335,101	$27,688,357
Net cash used in financing activities	$(31,450,000)	$(11,036,801)	$(24,366,800)	$(60,215,000)

DePalma Acquisition II LLC

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2023	2022	2022	2021
Consolidated Statements of Operations Data:
Total investment income	$—	$—	$—	$—
Total expenses	$1,854,175	$1,026,877	$1,344,590	$986,145
Net investment loss	$(1,854,175)	$(1,026,877)	$(1,344,590)	$(986,145)
Net realized and unrealized (losses) gains	$(227,850)	$5,125,000	$6,525,000	$11,205,120
Net (decrease) increase in members’ capital from operations	$(2,082,025)	$4,098,123	$5,180,410	$10,218,975

	As of September 30,	As of December 31,
	2023	2022	2021
Consolidated Statements of Assets and Liabilities Data:
Total assets	$272,721,556	$193,254,130	$175,252,247
Total liabilities	$5,037,260	$1,367,959	$121,786
Total members’ capital	$267,684,296	$191,886,171	$175,130,461
Total liabilities and members’ capital	$272,721,556	$193,254,130	$175,252,247

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2023	2022	2022	2021
Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(531,151)	$501,601	$927,493	$(4,593,944)
Net cash provided by financing activities	$—	$—	$—	$4,365,000

SELECTED HISTORICAL FINANCIAL INFORMATION OF MAC

The following tables show selected historical financial information of MAC for the periods and as of the dates indicated. The selected financial information of MAC for the years ended December 31, 2022 and 2021 was derived from the historical financial statements of MAC included elsewhere in this proxy statement/prospectus. The financial data presented below for the nine months ended September 30, 2023 and 2022 is derived from MAC unaudited condensed financial statements included elsewhere in this proxy statement/prospectus as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, respectively.

This information is only a summary and should be read in conjunction with MAC’s financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MAC” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of MAC.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
Statement of Operations Data:
Revenue, net	$—	$—	$—	$—
Total operating expenses	$4,655,422	$725,539	$1,670,335	$503,572
Net loss from continuing operations	$(4,655,422)	$(725,539)	$(1,670,335)	$(503,572)
Total other income	$316,515	$1,902,738	$3,539,635	$235,934
Provision for income taxes	$(60,141)	$(279,237)	$(638,962)	$—
Net income (loss)	$(4,399,048)	$897,962	$1,230,338	$(267,638)
Net income (loss) per share (basic and diluted), Class A common stock	$(0.36)	$0.02	$0.03	$(0.01)
Weighted average number of shares outstanding (basic and diluted), Class A common stock	925,369	30,000,000	27,696,716	7,457,143
Net income (loss) per share (basic and diluted), Class B common stock and non-redeemable Class A common stock	$(0.36)	$0.02	$0.03	$(0.01)
Weighted average number of shares outstanding (basic and diluted), Class B common stock and non-redeemable Class A common stock	11,213,333	11,213,333	11,213,333	10,529,533

	For the Nine Months Ended September 30,	As of December 31,
	2023	2022	2021
Balance Sheet Data:
Total assets	$8,226,121	$11,219,899	$302,481,269
Total liabilities	$20,561,020	$16,615,357	$15,597,700
MAC Class A Common Stock subject to possible redemption	$7,945,782	$10,389,781	$301,500,000
Total stockholders’ deficit	$(20,280,681)	$(15,785,239)	$(14,616,431)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2023	2022	2022	2021
Statement of Cash Flows Data:
Net cash used in operating activities	$(2,284,473)	$(545,42)	$294,498,845	$(301,500,000)
Net cash used in investing activities	$2,656,658	—	$(1,001,285)	$(739,303)
Net cash (used in) provided by financing activities	$(890,240)	$200,000	$(293,309,365)	$302,619,463

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express MAC’s and DePalma’s opinions, expectations, hopes, beliefs, plans, intentions, objectives, strategies, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements appear in a number of places throughout this proxy statement/prospectus and include statements regarding MAC’s and DePalma’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which the DePalma Companies operate as well as any information concerning possible or assumed future results of operations of New MAC after the consummation of the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting MAC, DePalma and New MAC. Factors that may impact such forward-looking statements include:

•	New MAC’s limited operating history, which may make it difficult to successfully execute its strategic initiatives and accurately evaluate future risks and challenges;

•	New MAC’s failure to attract new borrowers or retain existing borrowers;

•	fluctuations in costs and economic activity, especially in New York City;

•	loss of confidential data from customers and employees, which may subject New MAC to litigation, liability or reputational damage;

•	failure to successfully compete;

•	failure to properly manage growth and relationships with various business partners;

•	failure to protect against software or hardware vulnerabilities;

•	failure to raise additional capital to develop the business;

•	risks related to the COVID-19 pandemic, including supply chain disruptions;

•	the loss of one or more of New MAC’s executive officers and other key employees at the Manager and Field Point;

•	failure to hire and retain qualified employees;

•	failure to comply with federal, state and local laws and regulations;

•	the parties’ ability to consummate the Business Combination;

•	the anticipated timing of the Business Combination;

•	the expected benefits of the Business Combination;

•	the Sponsor has agreed to vote in favor of the business combination, regardless of how MAC’s Public Stockholders vote;

•	the Anchor Investors are not required to vote any of their public shares in favor of the business combination or for or against any other matter presented for a stockholder vote;

•

the Sponsor and certain of MAC’s directors and officers have interests in the business combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the business combination proposal and approval of the other proposals described in this proxy statement/prospectus; and

•	other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on MAC’s and DePalma’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and New MAC. There can be no assurance that future developments affecting MAC, DePalma and/or New MAC will be those that MAC or DePalma has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either MAC’s or DePalma’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. MAC, the DePalma Companies and New MAC will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a stockholder grants its proxy, instructs how its vote should be cast or votes on the Business Combination Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect MAC, the DePalma Companies and/or New MAC.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the special meeting. Certain of the following risk factors apply to the business and operations of the DePalma Companies and will also apply to the business and operations of New MAC following the consummation of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of New MAC following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by MAC and the DePalma Companies that later may prove to be incorrect or incomplete. MAC, the DePalma Companies and New MAC may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair our business or financial condition. As used in this subsection, “we,” “us,” “our” or “DePalma” refer to the current business and operations of the DePalma Companies prior to the Business Combination, and to the business of New MAC and its subsidiaries following the consummation of the Business Combination.

Risks Related to DePalma’s Business

Our business is heavily concentrated in loans secured by taxicab medallions as well as Owned Medallions, which carry a high risk of loss and could be adversely affected by an economic downturn as well as the regulatory policies of the City of New York and the New York City Taxi and Limousine Commission.

Our business is heavily concentrated in medallion collateralized lending and Owned Medallions, including leasing medallions to fleets or other drivers. As a result, we are more susceptible to fluctuations and risks particular to the New York City taxicab industry than a more diversified company, including as a result of the COVID-19 pandemic. For example, our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy, travel and tourism as well as those that affect the City of New York. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at the for-hire-vehicle, taxicab or automotive industry. Our business concentration could lead to developments that may have a material adverse effect on our results of operations.

By its nature, medallion collateralized lending to sole proprietors that own cars, fleet operators who own and operate cars, and leasing medallions to fleets or other drivers involves high risk of loss. Although the net interest margins are intended to be higher to compensate us for this increased risk, an economic downturn could result in higher loss rates and lower returns than expected, and could affect the profitability of our medallion loan portfolios. During periods of economic slowdown, delinquencies, defaults, repossessions, and losses generally increase, and may reduce discretionary spending in areas such as recreation and tourism, which would have a detrimental effect on the taxicab industry, which would in turn impact the value of taxicab medallions. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our net interest income.

Furthermore, our business is significantly affected by monetary and regulatory policies of the U.S. Federal Government and its agencies, the monetary and regulatory policies of the State of New York and its agencies as well as the regulatory policies of the City of New York, particularly regulations promulgated by the New York City Taxi and Limousine Commission (“TLC”). For example, since 2017, New York State, New York City Council and the TLC have made several changes to the medallion classes and regulations forcing greater transparency and equal regulation among transportation companies, including; eliminating the distinction between individual and corporate medallions, temporarily capping the number of ride-sharing licenses, minimum-wage regulations for for-hire vehicle (“FHV”) companies, and congestion pricing. The long-term impact of these changes is still uncertain. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us through interest rate changes, costs of compliance with increased regulation, and other factors. All medallion owners must be approved by TLC, and if we fail to follow TLC regulations and registration requirements, we may lose our license as a medallion leasing agent and taxi fleet operator or receive fines or face other costly penalties, which may have a material adverse effect on our business.

The TLC also governs the transfer of medallions. In the event of a TLC transfer as a result of a UCC disposition, the TLC does not require anything from the original owner of the medallion so long as the secured party has properly obtained the legal right to the medallion.

Risks associated with the TLC transfer process include properly obtaining the legal right to the medallion (e.g., issues with the auction or surrender of the medallion), properly documenting the right to the medallion (e.g., affidavits detailing the auction), and the risk of outstanding prior liens, taxes, fines, summons, or other “open items” that need to be resolved in order to proceed with the TLC closing. There are also general regulatory risks associated with medallion ownership and potential changes to the regulatory framework and TLC practices, including, but not limited to, the TLC slowing or stopping the processing of transfer application packages and the TLC changing the rules or practices associated with medallion ownership and the transfer of ownership, including determining that a certain party is “unfit” to own medallions.

The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how those economic conditions might impair the ability of our borrowers to repay their loans. Historically, we have not used the Cecil implementation of loss reserving, which is used by other specialty financing companies and requires us to have to book all losses for all loan loss reserves because we may not recover on the full amount of a loan. However, in many instances with loans in our portfolio, we do not expect to recover on the full amount of such a loan because we acquired the loans at a meaningful discount to its unpaid principal balance through our historical portfolio acquisitions. We have historically and per audits have used fair value accounting to value our medallion loan portfolios and medallions. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

Our balance sheet consists substantially of loans secured by taxicab medallions, which historically have been associated with significant delinquency rates and risk of default. If we are unable to recover meaningful amounts relative to our acquisition prices on loans in default, our results of operations could be adversely impacted.

Our balance sheet consists substantially of loans secured by taxicab medallions, which historically have been associated with higher than average delinquency rates and defaults as substantially all of the loans were acquired after they had defaulted. As of September 30, 2023, we held approximately $618 million in aggregate of NYC taxicab medallion loans including MRP+ Loans and Non-MRP+ Loans, of which approximately 87% of Non-MRP+ Loans by medallion count were in default. Defaulted loans may result in foreclosure or sale at auction of the medallions securing such loans, which may result in us collecting less interest income over the original stated life of the loan. For many loans in default we may attempt to restructure the debt to bring it out of default or attempt to recover meaningful amounts in other ways, however these methods may not be successful. If we fail to realize enough value on loans in default to cover the price we paid to acquire the loans in the secondary market and service these loans then our results of operations could be adversely impacted. The actual rates of delinquencies, defaults, repossessions, and losses on these loans could be more dramatically affected by a general economic downturn.

As described in more detail in the section “Information About DePalma,” a significant portion of our loans are backed by a Supplemental Loan Deficiency Guaranty, which is a program that was established to benefit participating NYC taxi medallion loan lenders like us by providing municipal credit support in the event of defaults by eligible and participating taxi medallion owners (“MRP+”). Although the MRP+ is designed to lower the risk of incurring losses from borrowers in default, the MRP+ may not be successful, or as successful as we anticipate. While the original deadline to sign up to participate in the MRP+ ended on January 31, 2023 and the official deadline to close MRP+ loans was June 30, 2023, as of the date of this proxy statement/prospectus, the TLC has continued to close loans under the program for eligible borrowers who registered prior to the June 30, 2023 deadline but were unable to close due to extenuating circumstances, although no assurance can be made that such exceptions will continue. If additional borrowers cannot participate in the MRP+, our operations will be adversely affected. Additionally, we may in the future have loan portfolios that do not consist of loans acquired in the secondary market at discount prices.

We also have Non-MRP+ Loans. We may not be able to efficiently resolve an adequate number of Non-MRP+ Loans. If a borrower defaults on their loan, the medallion could be foreclosed on or sold at auction, which could result in us receiving less income than expected. Our ability to efficiently resolve the amount of any medallion loans on beneficial terms may impact our business and results of operations by not producing cash in the short term.

The mobility industry is highly competitive, with many well-established, low-cost alternatives, including government-run/based mass transportation options, low switching costs, and well-capitalized competitors in nearly every major geographic region. If taxis are unable to compete effectively for drivers and passengers in this industry, our business and financial prospects would be adversely impacted.

Our business, which currently consists of acquiring, restructuring and owning loans secured by taxicab medallions or the medallions themselves is entirely based in the mobility industry. Additionally, in the future the Company will sell medallions, potentially including seller financing. Taxis face significant competition in the mobility industry from existing, well-established, and low-cost alternatives, and in the future we expect taxis to face competition from new market entrants. In addition, within the mobility market, the cost for consumers to switch between modes of transportation is low. Passengers have a propensity to shift to the lowest-cost or highest-quality provider and drivers have a propensity to shift to the platform with the highest earnings potential. Drivers who have medallion loans are often more reluctant to shift platforms as a consequence of their loans, although this does not necessarily mean that they won’t default on their loans.

For example, ridesharing applications, or ridesharing apps, including Uber and Lyft, utilized by for-hire vehicles were introduced in the City of New York in 2011 and continue to expand domestically and globally. Many of these ridesharing companies operate outside of the regulatory regime which we and our borrowers operate. As a result, there is an increased risk of competition because such companies are able to pass the cost savings of not having to comply with certain regulations to its passengers. As competitors introduce new products and offerings, and as existing products evolve, taxis expect to become subject to additional competition. In addition, taxi competitors may adopt certain product features, or may adopt innovations that drivers and passengers value more highly than that offered by taxis, which would render taxis less attractive.

With regard to passengers, taxis compete with personal vehicle ownership and usage and ridesharing companies, including Uber and Lyft. In addition, public transportation can be a superior substitute to taxis for passengers and in many cases, offers a faster and lower-cost travel option in many cities, including the City of New York where the majority of our taxi medallions are based. The City of New York and other major metropolitan areas may also encourage persons to utilize non-automotive transportation, such as walking and biking, by improving bicycle lanes and pedestrian walkways. The City of New York and other major metropolitan areas have launched pilot programs to provide free or subsidized bike and scooter rentals. Taxis also compete with other traditional transportation services and for hire vehicles, such as livery and other car services.

In the case of drivers, the primary competition for fleet operators is the ride-sharing companies such as Uber and Lyft, along with Street-hail Liveries, known colloquially in the City of New York as “Green Taxis,” although Green Taxis are not available in the Borough of Manhattan.

Many of the taxi industry’s competitors are well-capitalized and offer discounted services, driver incentives, passenger discounts and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to passengers than those offered by taxis. In addition, we currently benefit from certain regulations and proposals in the City of New York that are favorable to taxicabs and unfavorable to ride-share companies, see “Current regulations or proposed regulations in the City of New York that are favorable to taxicabs may change or cease to be in effect, which could negatively impact our business.” We cannot guarantee these regulations will remain unchanged and in force, and if they were to change it may be in a way that increases the competition for taxicabs.

For all of these reasons, changing consumer and driver preferences about modes of transportation and/or other alternatives for drivers (such as ride-share) could have an impact on borrowers’ ability to service debt on a medallion which could impact the value of our Owned Medallions and the medallions underlying the loans and the ability of borrowers to pay off medallion loans, both of which would adversely affect our results of operations.

Substantially all of our medallion loans that are not participating in the MRP+ are in default and non-performing.

As of September 30, 2023, 87% of our Non-MRP+ medallion loan portfolio was 90 days or more past due based on the number of medallions that are collateral for the loans. While historically we have been successful in restructuring, reperforming or resolving defaulted loans, either by restructuring eligible loans into the MRP+ or via other forms of resolution, our ability to continue such programs is uncertain and subject to many risks, including litigation, foreclosure and ultimate collateral values. For example, foreclosure processes are often lengthy and expensive, and the results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of our medallion loan or the priority or perfection of our security interests. Although it has not been our experience to date, our borrowers may attempt to file suit to stop or delay foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no merit, in an effort to prolong the foreclosure action and seek to force us into a modification or buy-out of our loan for less than we are owed. Additionally, the transfer of certain collateral to us may be limited or prohibited by applicable laws and regulations. Even if we are successful in foreclosing on collateral property securing our medallion loans, the liquidation proceeds upon sale of the underlying medallions or other collateral may not be sufficient to recover our loan. Any costs or delays involved in the foreclosure on the collateral asset will reduce the net proceeds realized and, thus, increase the potential for loss.

We may not be able to fully realize the benefits of our participation in the MRP+, which may adversely affect our financial performance.

As of September 30, 2023, 37% of our current medallion loans based on the number of NYC taxi medallions that are either collateral to medallion loans or that we own have participated in the MRP+, which is a Supplemental Loan Deficiency Guaranty program that was established to benefit participating NYC taxi medallion loan lenders by providing municipal credit support in the event of defaults by eligible and participating taxi medallion owners. As part of this initiative, a reserve fund was established (the “Reserve Fund”) in 2022. Initially funded with $49 million, the City of New York’s obligations to replenish the Reserve Fund shall be subject to and dependent upon appropriations being made from time to time by the New York City Council for such purpose. The City of New York is not legally required to appropriate such funds, and the ability of the City of New York to replenish the Reserve Fund may depend on various factors, including the financial condition of the City of New York at the time. As discussed under the heading “Information About DePalma—Our Market—Non-MRP+ Loans” contained elsewhere in this proxy statement/prospectus, the City of New York agreed to provide an upfront principal reduction payment in the form of a grant equal to $30,000 per medallion to lenders who participated in the MRP+ program. The City of New York also agreed to provide a deficiency credit support mechanism via the Reserve Fund covering payment deficiencies on the remaining unpaid principal balance of up to $170,000 per medallion, plus interest and collection costs. As of the date of this proxy statement/prospectus, no additional funding in excess of the initial funding has been committed. The initial funding amount may fall short, and until the program is closed and all participants and statistics are quantified we are unable to estimate how long the initial $49 million grant will last As a result, the amount held in the Reserve Fund may not be sufficient to support all of the loans participating in the MRP+ in need of debt relief.

The Reserve Fund is not a guarantee of the City of New York to repay the MRP+ Loans, nor is it an asset of the Company nor pledged to the Company. Furthermore, the City of New York’s agreement to replenish the Reserve Fund is not a debt of the City of New York under or within the meaning of the New York State Constitution or the Local Finance Law of the State, nor are the MRP+ Loans deemed to be debts of the City of New York. As a result, the City of New York has no obligation to pay principal of or interest on any of the MRP+ Loans. For more information, see “Information About DePalma—Our Market—MRP and MRP+—Reserve Fund” contained elsewhere in this proxy statement/prospectus.

Under the MRP+, a “loan enhancement administrator” is required to release funds from the Reserve Fund to pay contractual monthly payments to pay any deficiencies on outstanding amounts owed to the lender upon completion of a disposition of the collateral. If the loan enhancement administrator defaults on its obligation to release those funds, or if the Reserve Fund is depleted without the City of New York making further appropriations to restore it, our operations and loan portfolio may be impacted.

To the extent the MRP+’s loan enhancement administrator defaults on its obligations on administering the program, such default could result in litigation or subject us to delays in collecting payments due to us as a result of our participation in MRP+. If the Reserve Fund is depleted without further appropriations, it would directly tie the collectability of regular payments of MRP+ Loans to the willingness of the borrower to make payments. As of September 30, 2023, 24% of our MRP+ Loans, representing $61 million of unpaid principal balance were delinquent. All delinquent loans that were outside of their grace period had regular payments being made out of the Reserve Fund. Additionally, upon either disposition or resolution of medallion collateral for an MRP+ Loan, if the sale prices attainable in the market are insufficient to cover the outstanding amounts on the loan, it is unlikely we would be able to collect any deficiencies as recover under the loan documents are limited to the medallion collateral with no personal guarantees.

The lack of liquidity in our medallion loan portfolio and Owned Medallions as well as rising interest rates may adversely affect our business.

The illiquidity of our loan portfolio and Owned Medallions may adversely affect our ability to dispose of these assets at times when it may be advantageous for us to monetize their value, or at any time. In addition, if we were required to liquidate some or all of the medallion loans or Owned Medallions, the proceeds of such liquidation may be significantly less than the current value of such assets. Because we may borrow money to make or acquire medallion loans and other assets, our net operating income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds.

The increase in interest rates over the last 18 months has not had an identifiable impact on our interest income, gross income spread, or our ability to pass on interest costs to the borrower. The majority of our loan portfolio historically has been non-performing and has not made regular interest payments. As such, the increase in interest rates has not had an identifiable impact on interest income. The majority of our current interest income is from the MRP+ loans, which have a fixed interest rate of 7.3%. Additionally, DePalma I and DePalma II currently have no external borrowings, so the increase in interest rates have not impacted gross income spread or interest expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma — Overview — Key Factors Affecting Operating Results — Changes in Interest Rates.”

As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our interest income. In periods of sharply rising interest rates, our cost of funds would increase, which would reduce our net operating income before net realized and unrealized gains and materially affect our results of operations.

We have a limited operational history.

DePalma I and DePalma II were organized as Delaware limited liability companies in 2018. We have a limited history upon which an evaluation of our prospects and future performance can be made. Our ongoing and future operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business operation, and the continued development of a business strategy and customer base. This is compounded by the fact that we operate in the mobility industry, which is a rapidly transforming sector. There is a possibility that we could sustain losses in the future, and there are no assurances that we will operate profitably in the future.

Additionally, given our limited operational history, our recent financial performance may not be indicative of our future performance including the future impact of being a public company.

Changes in taxicab industry regulations that result in the issuance of additional medallions or increases in the expenses involved in operating a medallion could lead to a decrease in the value of our medallion loan collateral or our Owned Medallions.

Every city in which we own medallion loans and medallions, including and primarily the City of New York, and most other major cities in the United States, limits the supply of taxicab medallions. This regulation results in supply restrictions that support the value of medallions. Actions that loosen these restrictions and result in the issuance of additional medallions into a market could decrease the value of medallions in that market. If this were to occur, the value of the collateral securing our then-outstanding medallion loans and Owned Medallions in that market could be adversely affected. While we do not believe there are plans to issue new medallions in the future, we are unable to forecast with any degree of certainty whether any other potential increases in the supply of medallions will occur.

In the City of New York and in other markets where we own medallion loans and medallions, taxicab fares are generally set by government agencies. Expenses associated with operating taxicabs are largely unregulated. As a result, the ability of taxicab operators to recoup increases in expenses is limited in the short term. Escalating expenses, such as rising gas prices, can render taxicab operations less profitable, could cause borrowers to default on loans from us, and could potentially adversely affect the value of our collateral and our Owned Medallions. On December 19, 2022, the TLC implemented a fare increase for passengers of NYC taxicabs. Per the TLC, they expect the impact of such increase to result in passenger fares to increase by 22.9%. From November 2022 to August 2023, driver earnings per day (or “farebox”) increased 30%.

Current regulations or proposed regulations in the State and City of New York that are favorable to taxicabs may change or cease to be in effect, which could negatively impact our business.

In December 2018, the TLC implemented a per-mile and per-minute minimum trip payment formula, designed to establish a minimum pay standard, for drivers providing for-hire services the City of New York, such as those provided by drivers on ride-sharing platforms. These minimum rates took effect in February 2019. Since implementation, these regulations have had an adverse impact on the performance of ride-share providers in the City of New York and may continue to do so in the future. In August 2018, the New York City Council voted to approve various measures to further regulate ride-share providers, including driver earning rules and licensing requirements.

Additionally, in October 2021, the City of New York proposed certain legislation requiring any autonomous cars operated by ridesharing companies to still require a valid medallion. There can be no guarantee that such legislation will be passed and go into effect.

Currently, the aggregate number of medallions in NYC is capped at the current status quo, and thus our share of the medallion market remains stable and somewhat insulated from competition from other collateralized medallion lenders. However, if TLC created more medallions, there could be increased risk of competition from other collateralized medallion lenders or the value of existing medallions could decline as a result of increased medallion supply. See “Information About DePalma” for more information.

We cannot predict the status of these and other similar regulations in the future, and if the resulting regulations are not favorable to taxicabs it may negatively impact our business operations by causing borrowers to default on loans from us and adversely affecting the value of our collateral and our Owned Medallions.

As a result of our geographic concentration, our business may be adversely affected if the New York City taxicab industry experiences a sustained economic downturn.

Substantially all of our revenue and asset value is derived from NYC taxi medallion loans collateralized by NYC taxicab medallions and owned NYC taxi medallions. An economic downturn in the NYC taxicab industry could lead to an increase in defaults by our loan borrowers on our medallion loans and lower cash flows on all of our medallion assets. We cannot assure you that we will be able to sufficiently diversify our operations outside of the NYC taxicab market.

Changes to Septuagint, our operating joint venture with Kirie Eleison Corp (“Kirie Eleison”), an unaffiliated strategic joint-venture partner, could have negative impacts on our business.

In 2019, we commenced activities to deploy DePalma II’s Owned Medallions through Septuagint, an operating joint venture with Kirie Eleison, an unaffiliated joint venture partner. Septuagint is a medallion leasing agent and taxi fleet operating company based in Long Island City, Queens, New York, licensed by the TLC as an agent/broker for managing NYC taxi medallions. As September 30, 2023, Septuagint leased 199 of our Owned Medallions and managed a fleet of approximately 199 vehicles and 235 drivers via a TLC-licensed fleet. We will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions (as of November 1, 2019) have been leased to and are operated by Septuagint. As of the date of this proxy statement/prospectus, approximately 40% of DePalma II’s Owned Medallions are being leased to and operated by Septuagint.

DePalma II enters into agreements with Septuagint which grant Septuagint the exclusive right to operate or sublease medallions and related taxicab vehicles owned by the mini-LLCs. The monthly rental payments for the leases of the medallions are $1,500 per medallion. Septuagint is separately obligated to pay for the vehicles under various Guaranty Agreements. As a result of COVID-19, Septuagint’s ability to make payments on the medallion and vehicle leases significantly deteriorated and DePalma II implemented a payment holiday beginning in March 2020 through April 30, 2022. Commencing in May 2022, Septuagint began making payments on the vehicle leases, which are currently recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities of DePalma II, however, payments on the medallion leases have not yet resumed through September 30, 2023.

DePalma II continues to monitor Septuagint’s ability to pay its medallion lease payment obligations, as well as its working capital note and vehicle payment obligations. In light of Septuagint’s current cash constraints, Septuagint continues to delay payment on its medallion leases. The DePalma Companies management and Septuagint’s management each believe the continued delaying of medallion lease payments is the best course of action because it would provide Septuagint the cash flow necessary to grow into a profitable fleet in the future and potentially be able to become current on its medallion lease payment obligations in the future. However, there can be no assurance that Septuagint will become profitable in the future.

Further, certain entities owned by the principals of Kirie Eleison are borrowers of Non-MRP+ Loans and, as a result, owe payment obligations to DePalma I. Similar to substantially all of DePalma I’s Non-MRP+ Loan portfolio, these loans are in default. Although distinct contractually, given overlap of the parties, a resolution between Kirie Eleison and DePalma I regarding the Non-MRP+ Loans could adversely impact DePalma II’s current operating relationship with Septuagint. For example, the DePalma Companies may resolve DePalma I’s lending relationship through negotiating a resolution with the owners of Kirie Eleison that (i) removes Kirie Eleison as an owner and joint-venture partner in Septuagint and/or (ii) results in Septuagint being wound-down.

In the event we are unable to scale Septuagint as desired, we may have to reevaluate the relationship and pursue other ventures with third parties to establish and grow a taxi fleet, however, there can be no assurance that we will be able to identify a suitable alternative. Any changes to the current Septuagint relationship will likely cause short-term operational disruptions and may negatively impact results, including our ability to collect on the DePalma Companies’ various obligations from Septuagint.

For more information, please see “Information About DePalma—Our Market—Owned Medallions—Fleet and Leasing” contained elsewhere in this proxy statement/prospectus.

Increases in fuel, food, labor, energy, and other costs due to inflation and other factors could adversely affect our operating results. In addition, supply chain disruptions may make expansion and maintenance of our existing taxi fleet challenging or prohibitively expensive.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs, including increased prices of new and used vehicle parts as a result of recent global supply chain challenges, may increase the costs incurred by taxi drivers. Similarly, factors such as inflation, increased food costs, increased labor costs, increased rental costs, and increased energy costs may increase driver operating costs. In many cases, these increased costs may cause taxis to spend less time providing service. Likewise, these increased costs may cause fleet operators to pass costs on to drivers by increasing prices, which would likely cause fleet utilization to decline. A decreased supply of taxi drivers could lead to an increase in defaults by our loan borrowers on our medallion loans and lower cash flows on all of our medallion assets.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations, or our prospects.

The funds in our operating account and our trust account are held in banks or other financial institutions. Such funds exceeding $250,000 are not insured against loss by the Federal Deposit Insurance Corporation (“FDIC”). Should events, including limited liquidity, defaults, non- performance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, our liquidity may be adversely affected. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. Although we did not have any funds in Silicon Valley Bank or other institutions that have been closed, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us in connection with a potential business combination, or at all, and could have material adverse impacts on our liquidity, our business, financial condition or results of operations, and our prospects.

The impact of economic conditions, including the resulting effect on discretionary passenger spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary passenger spending. Some of the factors that have an impact on discretionary passenger spending include general economic conditions, slower growth or recession, inflation, unemployment, passenger debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, passenger confidence, and other macroeconomic factors. Passenger preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. In such circumstances, passengers may choose to forgo taxis for lower-cost personal vehicle or public transportation alternatives, or may reduce total miles traveled as economic activity decreases. Such a shift in passenger behavior may harm our business, financial condition, and operating results. Likewise, small businesses and individuals that do not have substantial resources, including many of the taxi drivers we do business with, tend to be more adversely affected by poor economic conditions than large businesses.

In addition, economic instability or uncertainty, and other events beyond our control, such as the COVID-19 pandemic, have, and may continue to, put pressure on economic conditions, which has led and could lead to reduced demand for services on our platform or greater operating expenses. We regularly maintain cash balances at third-party financial institutions in excess of the FDIC insurance limit and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to these assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. If general economic conditions deteriorate in the United States, and in particular in the City of New York, discretionary spending may decline and demand for taxi service may be reduced, adversely affecting the value of our collateral and our Owned Medallions. A recessionary period may have a further adverse effect on our revenue.

If autonomous vehicle technologies continue to improve and provide passengers with additional transportation alternatives, and the taxi industry fails to adapt to the use of autonomous vehicle technologies, our financial performance and prospects would be adversely impacted.

Autonomous vehicle technologies may have the ability to meaningfully impact the taxi and ride share industry. Several companies are developing autonomous ride share technology, including Aurora, Waymo, Cruise Automation, Tesla, Apple, Zoox (which Amazon has acquired), Aptiv, and Nuro, either alone or through collaborations with car manufacturers, and we expect that they will use such technology to further compete in the mobility and logistics industries. Waymo has already introduced a commercialized ridehailing fleet of autonomous vehicles, and it is possible that additional companies could introduce autonomous vehicle offerings. In the event that our competitors bring autonomous vehicles to market before the taxi industry is able to adjust, they may be able to leverage such technology to compete more effectively with taxis, which would adversely impact our financial performance and our prospects. For example, the use of autonomous vehicles could substantially reduce the cost of providing mobility or logistics services, which could allow ride sharing companies to offer such services at a substantially lower price as compared to the price available to passengers using taxis. If a significant number of passengers choose to use these offerings instead of taxis, thereby causing the value of taxicab medallions to decrease, our financial performance and prospects would be adversely impacted. However, in October 2021, the City of New York proposed certain legislation requiring any autonomous cars operated by ridesharing companies to still require a valid medallion. There can be no guarantee that such legislation will be passed and go into effect. If it were to be passed, it could mitigate some of the risks of autonomous vehicle technology.

We are subject to climate change risks, including physical and transitional risks, and if we are unable to manage such risks, our business may be adversely impacted.

We face climate change-related physical and transition risks, which include the risk of market shifts toward electric vehicles (“EVs”) and lower carbon business models and risks related to extreme weather events or natural disasters. Climate-related events, including the increasing frequency, severity and duration of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business.

Congress and other governmental authorities have either considered or implemented various laws and regulations in response to climate change and the reduction of greenhouse gases. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted, and future changes in environmental laws and regulations could occur, which could impose additional costs on the operation of our borrowers and other partners. Regulations to cut gasoline use and control greenhouse gas emissions from new cars could adversely affect taxicab driver customers. The taxicab industry may have to make significant capital and other expenditures to comply with these laws and regulations. Changes in, or new, environmental restrictions may force taxicab drivers and fleet operators to incur significant expenses or expenses that may exceed their estimates. There can be no assurance that we or our borrowers would be able to recover all or any increased environmental costs or that our borrowers’ businesses, financial condition or results of operations would not be materially and adversely affected by such expenditures or any changes in environmental laws and regulations, in which case the value of medallion loans and Owned Medallions could be adversely affected.

The Central Business District Tolling Program, if implemented, could result in significantly increased costs to operate taxis.

The Metropolitan Transportation Authority has proposed a Central Business District (“CBD”) Tolling Program that would impose tolls on vehicles that enter or remain in the CBD, defined as the area of Manhattan south of 60th Street, in an effort to reduce congestion and improve air quality. If implemented, this program could result in significantly increased costs to operate taxis within the CBD, which has historically been one of the areas of NYC most heavily served by taxis. Such increased costs could adversely affect the attractiveness of operating a taxi as a business and, as a result, the value of a taxi medallion, which could have a material adverse effect on the value of our Owned Medallions, loan collateral and general business operations.

Decreases in the value of our medallion loan collateral, including the impact on loans in process of foreclosure, have had, and may continue to have, a material adverse effect on our business.

In recent years, increased competition has reduced the overall market for taxi services, income generated from operating medallions, and the value of taxi medallions. If these trends continue, there will be further negative impacts to our medallion loans and related assets.

Government entities may take other actions in the future, which could have adverse effects on the market for taxi medallions and which could affect our financial condition and results of operations. The City of New York, like most other major cities in the United States, limits the supply of taxi medallions. This regulation results in supply restrictions that support the value of medallions. Actions that loosen these restrictions and result in the issuance of additional medallions into a market could decrease the value of medallions in that market. Loosening restrictions that result in the issuance of additional taxi medallions could decrease the value of taxi medallions in the NYC metropolitan area and in turn, adversely affect the value of the collateral securing our then-outstanding medallion loans in that market.

If taxi medallion values decline in the future, there is likely to be an increase in medallion loan delinquencies, foreclosures and borrower bankruptcies. See “Our balance sheet consists substantially of loans secured by taxicab medallions, which historically have been associated with significant delinquency rates and risk of default. If we are unable to recover meaningful amounts relating to our transaction costs on loans in default, our results of operations could be adversely impacted.” Our ability to recover on defaulted medallion loans by foreclosing on and selling the taxi medallion collateral would be diminished, which would result in future losses on defaulted medallion loans that could have an effect on our business. If we are required to liquidate all or a portion of our medallion loans quickly, we could realize less than the value at which we had previously recorded such medallions.

Uncertainty relating to the reporting of collateral values for our loans may adversely affect the value of our portfolio.

Medallion loans are primarily collateral-based lending. Collateral values for medallion loans reflect a combination of recent sales prices obtained from the regulatory agency in a particular local market and intrinsic value analyses based on management estimates and other factors. The illiquidity and distressed nature of the taxi industry over the last several years has resulted in a wide range of reported medallion sale transaction values, including many which we believe are not reflective of the intrinsic value of the collateral or the potential recoveries on our loans as all of our Non-MRP+ Loans also benefit from the personal guarantees of the borrowers or their affiliates.

Decreases or increases in prevailing interest rates could adversely affect our business, our cost of capital and our net interest income.

Under the MRP+, borrowers have explicit prepayment rights with respect to their medallion loans whereby they can make prepayment at par once a month with no penalty. Borrowers of Non-MRP+ Loans can generally make prepayments as well, which creates a risk for reperformed loans. A borrower is likely to exercise prepayment rights at a time when the interest rate payable on the borrower’s loan is high relative to prevailing interest rates. Any future collateralized medallion lending may be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if a substantial number of borrowers elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Over the last 18 months, interest rates have increased significantly and could continue to increase. Our profitability may be directly affected by interest rate levels and fluctuations in interest rates. Although all of our current loans have fixed interest rates, and therefore are not impacted by changing interest rates, for any new lending and future restructurings of existing defaulted loans (which comprises 100% of non-MRP loans), we would intend to set interest rates based on current market conditions at the time. If interest rates were to increase, it may make it more difficult for borrowers to accept the terms of new or restructured loans. As interest rates change, our gross interest rate spread on loans either increases or decreases because the rates potentially charged on future seller financings provided in medallion sales are limited by market and competitive conditions, restricting our ability to pass on increased interest costs to the borrower. While we monitor the interest rate environment and seek to mitigate the impact of increased interest rates, we cannot provide assurance that the impact of changes in interest rates can be successfully mitigated.

As we may borrow in the future to fund our loans and investments, and a portion of our income could be dependent upon the interest rate at which we borrow funds as compared to the fixed interest rate on all of our MRP+ Loan portfolio.

Our third-party service providers are increasingly dependent on information technology and our ability to process data in order to operate, and if we (or our third-party service providers) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.

Our third-party service providers rely on information technology networks and systems and data processing to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share (“Process” or “Processing”) personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business and to comply with regulatory, legal and tax requirements (“Business Functions”). These information technology networks and systems, and the Processing they perform, may be vulnerable to data security and privacy threats, cyber and otherwise. Moreover, the risk of unauthorized circumvention of our security measures or those of our third parties on whom we rely has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including, without limitation, “phishing” or social engineering incidents, ransomware, extortion, account takeover attacks, denial or degradation of service attacks and malware. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. If our or our third-party providers’ information technology networks and systems or data processing suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to our Business Functions and our business, reputation and financial condition.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks, which may remain undetected until after they occur. Despite our and our third-party service providers’ efforts to protect our information technology networks and systems, Processing, and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. Our and our third-party service providers’ security measures may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats. Our and our third-party service providers’ applications, systems, networks, software, and physical facilities could have material vulnerabilities or be breached, or personal or confidential information could be otherwise compromised due to error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our customers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. We cannot be certain that we or our and our third-party service providers’ will be able to address any such vulnerabilities, in whole or part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities, and taking such remedial steps could adversely impact or disrupt our operations.

An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or for customer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and Processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees, and expenses.

The costs to respond to a security breach or to mitigate any security vulnerabilities that may be identified could be significant, and our efforts to address these problems may not be successful. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups, and other damage-mitigation measures. We could be required to fundamentally change our business activities and practices in response to a security breach of our third-party service providers or related regulatory actions or litigation, which could have an adverse effect on our business. Additionally, most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our third-party service providers’ security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.

The New MAC Board will manage and oversee cybersecurity risks, including oversight of Field Point and any other third-party service providers with access to confidential or private information relating to our business. The audit committee will oversee the establishment of an enterprise risk framework that will cover a spectrum of business risks which the combined company will actively manage, including cybersecurity risks. The New MAC Board will assess the adequacy of our protection of technology, including physical security, proprietary information and information security, as well as implement an appropriate cybersecurity risk management policy designed to protect against threats and vulnerabilities, containing such preventive and detective controls as deemed appropriate, including, but not limited to, firewalls, penetration testing, anti-virus software, and encryption. The New MAC Board, audit committee and management team will be regularly briefed on our cybersecurity policies and practices, including effective monitoring of third-party service providers, and ongoing efforts to improve security, as well as periodic updates on cybersecurity events. The New MAC Board and the audit committee will consider such additional protective measures as may be required to comply with rapidly evolving data privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. These measures may cause us to incur substantial expenses. Failure to timely upgrade or maintain computer systems, software and networks as necessary could also make our third-party service providers susceptible to breaches and unauthorized access and misuse. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from data and cybersecurity risks.

We and our third-party service providers may not have adequate insurance coverage for handling security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees, and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or the insurance coverage of our third-party service providers, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could harm our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Moreover, our privacy risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of personal and/or sensitive data.

Any such access, disclosure, destruction or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and damage our reputation, which could adversely affect our business. In addition, we may also be required to incur significant costs in connection with any regulatory investigation or civil litigation resulting from a security breach or other information technology disruption that affects us.

To date, cyber-attacks have not had a material impact on our financial condition, results or business; however, we could suffer material financial or other losses in the future and we are not able to predict the severity of these attacks. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the current global economic and political environment, the current work-from-home environment, the outsourcing of the majority of our business operations, the ongoing shortage of qualified cybersecurity professionals, and the interconnectivity and interdependence of third parties to our systems.

Lending to individual taxi owners/operators, taxi fleet operators or passive investors involves a high degree of risk and is highly speculative.

Lending to individual taxi owners/operators, taxi fleet operators or passive investors involves a high degree of business and financial risk, which can result in substantial losses and should be considered speculative. Historically, our borrower base consists primarily of individual taxi owners/operators, taxi fleet operators or passive investors that may have limited resources and that are generally unable to obtain financing from traditional sources. There is generally no publicly available information about these borrowers, and we must rely on the diligence conducted by the employees of our affiliates, our Manager, Field Point Servicing LLC (“Field Point”) and other third-party service providers to obtain information in connection with our credit decisions. In addition, these borrowers often do not have audited financial statements.

Changes in the regulations and interpretations of existing regulations applicable to small business lending could negatively impact our business.

Our loans secured by taxicab medallions are often made to small businesses and sole proprietors. A growing number of states have adopted laws that require certain commercial lenders to (i) deliver disclosures summarizing loan terms to commercial borrowers and (ii) register with state regulatory authorities in some instances, which could require alterations to our lending procedures and increase our legal and compliance costs. In addition, these loans are not consumer loans, and therefore are not subject to the collection rules and regulations contained in the Fair Debt Collection Practices Act or within the scope of the Consumer Financial Protection Bureau’s (“CFPB”) authority, though the general restrictions against abusive, unfair, or deceptive collections practices contained in the Unfair, Deceptive, or Abusive Acts or Practices provisions of the Dodd-Frank Act may apply to our collections practices. In addition, the CFPB has recently signaled a desire to be more aggressive regarding debt collection in general as well as a strong interest in protection of small business credit programs, even though such commercial programs are generally outside its purview. Should the authority of the CFPB be expanded to expressly include regulation of small business lending, we could be required to alter our lending and collections practices, which could materially increase the cost of enforcing our remedies with respect to defaulted taxi medallion loans and negatively impact recoveries.

Our loan portfolio is, and we expect it to continue to be, concentrated in the NYC taxicab medallion industry and sector, which will subject us to a risk of significant loss by a downturn in the particular industry or sector.

Our loan portfolio is, and we expect it to continue to be, concentrated within the NYC taxicab medallion industry and sector. Taxi companies that constitute separate issuers may have related management or guarantors and constitute larger business relationships to us. As a result, the aggregate returns we realize may be adversely affected if a small number of loans perform poorly or if we need to write down the value of any one loan. Additionally, a downturn in any particular industry or sector in which we are invested could also negatively impact the aggregate returns we realize.

We depend on the accuracy and completeness of information about borrowers.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our medallion loan portfolio on an ongoing basis, we may rely on information furnished by or on behalf of borrowers, including financial statements, credit reports and other financial information. We may also rely on representations of those borrowers or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. The failure to receive financial statements, credit reports or other financial or business information related to our borrowers on a timely basis, or the inadvertent reliance by us on inaccurate, incomplete, fraudulent or misleading forms of any of the foregoing information, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

Insurance providers may not be able to service our claims. We rely on a limited number of third-party insurance service providers for our insurance claims, and if such providers fail to service insurance claims to our expectations or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of insurance service providers to service our claims. If any of our insurance service providers fails to service claims to our expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner not favorable to drivers or to us, we cannot guarantee that we would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If we cannot find alternate insurance service providers on terms acceptable to us, we may incur additional expenses related to servicing claims using internal resources.

Risks Related to Growth and Operations

Competition with other lenders could adversely affect us.

The NYC taxi medallion lending market historically has been served by a variety of entities, including banks, savings and loan associations, credit unions, independent finance companies, and financial technology companies. This level of competition may increase in more stable or favorable economic conditions. Increasing competition could also require us to lower the rates we charge on loans in order to maintain our active loan portfolio, which could also have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, other acts of violence or war, public health crises, political crises, natural disasters and other unexpected events may affect any market for our securities, impact the businesses in which we invest, and harm our operations and profitability.

Any unexpected events, including terrorist attacks, natural disasters and other disruptions may harm our results of operations and your investment.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations or the operations of our third-party technology providers. The impact of climate change may increase these risks. In addition, any public health crises, such as the COVID-19 pandemic, other epidemics, political crises, such as terrorist attacks, war and other political or social instability and other geopolitical developments, or other catastrophic events could adversely affect our operations or the economy as a whole. In particular, our business is focused in the NYC metropolitan area, which suffered a terrorist attack in 2001 and has faced continued threats. Another terrorist attack in the City of New York or elsewhere could severely impact our results of operations. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Losses resulting from terrorist attacks are generally uninsurable.

The ongoing coronavirus, or COVID-19, pandemic, and the related significant negative impact on the global economy and financial markets, have had and could further have a material adverse impact on our business, operating results, and financial condition, particularly given our concentration in the lending business.

The spread of COVID-19 has created a global public-health crisis that has resulted in widespread volatility and deteriorations in employment levels, as well as business, economic, and market conditions that have materially and adversely affected our business, operating results and financial condition. The full extent of the adverse impact of the COVID-19 pandemic on our business, results of operations, financial position (including capital and liquidity) and prospects depends on several evolving factors, including:

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The duration, extent, and severity of the pandemic. COVID-19 does not yet appear to be contained as it continues to spread throughout the United States and could affect significantly more households and businesses. Lack of public acceptance of vaccines, could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time, which could, in turn, perpetuate or exacerbate the adverse effects of COVID-19 on economic conditions. There can be no assurance that vaccines will ultimately be successful in limiting or stopping the spread of COVID-19 or mitigating the impact of COVID-19 on economic conditions.

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The response of governmental and non-governmental authorities. Many of the actions taken by governmental and non-governmental authorities have been directed toward curtailing household and business activities to contain the spread of COVID-19 while simultaneously deploying fiscal- and monetary-policy measures to partially mitigate the adverse effects on individual households and businesses. These actions are not always coordinated or consistent across jurisdictions. The scope, duration and ultimate effects of these responses continue to be uncertain, and we cannot predict the full impact these responses may have on our business and operations.

•

The effect on our borrowers, counterparties, employees of our affiliates, and third-party service providers. COVID-19 and its associated consequences and uncertainties may continue to affect individuals, households and businesses differently and unevenly. Our credit, operational, including cybersecurity, and other risks could continue to increase as a result of the impacts of COVID-19, including, for example, as a result of the work-from-home arrangements implemented by our affiliates and our service providers. Although, to date, the operational measures we have taken have allowed us to continue to operate during the pandemic, we may experience disruptions or other adverse effects to our operations as a result of the COVID-19 pandemic’s continued impacts on employees of our affiliates, Manager and third-party service providers.

•

The effect on economies and markets. The COVID-19 pandemic, perceptions regarding its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the U.S. and global economy, employment levels, employee productivity and financial market conditions, which, in turn, may continue to have negative effects on the ability of our borrowers to repay outstanding loans, the value of collateral securing loans, demand for loans and other financial services products, and discretionary spending. National, regional and local economies and markets could continue to suffer disruptions that are lasting. Even after the pandemic recedes and measures taken by governmental authorities in response, such as stay-at-home orders and other social-distancing measures, cease to apply, the pandemic may continue to have long-term effects on economic and commercial activity, as well as consumer behaviors. A prolonged economic slowdown could adversely affect our taxi medallions loans. In addition, governmental actions are meaningfully influencing the interest-rate environment, which have had and could continue to have an adverse effect on our results of operations and financial condition.

The impact of COVID-19 continues to impact the taxi industry. Despite New York City’s phased reopening, the extent to which the COVID-19 pandemic will continue to adversely affect New York City taxi medallion owners and, by extension, our medallion loans and other related assets will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, actions taken by governmental authorities, and the direct and indirect impact of the pandemic on taxi medallion owners and the behaviors of people who have historically taken taxis. Since March 31, 2020, recurring payments of principal and interest on our medallion loan portfolio have decreased significantly compared to payments in prior periods. We are actively engaged with non-performing borrowers about modifying their loan agreements. We continue to evaluate options for our medallion loan portfolio and related assets, which may result in restructurings or other resolutions, including foreclosures, the impact of which could be material to our results of operations and financial condition.

As a result of these foregoing factors or other risks and consequences, the pandemic could continue to materially and adversely affect our business, results of operations and financial condition and heighten the other risk described in these Risk Factors. The full extent to which the pandemic will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the continued outbreak and the actions taken to contain or mitigate the pandemic.

Our business is heavily reliant on the services provided by our Manager and Field Point, and any disruption to them or to our relationship with either of them could adversely affect our business.

As we currently have no employees, we rely heavily on our Manager and our third-party service provider, Field Point, for most of the day-to-day services we require. Since inception, our Manager and Field Point have provided various services to us on a day-to-day basis, including, but not limited to, providing management oversight of the DePalma Companies, evaluating, managing, negotiating and overseeing the acquisition and disposition of our assets, including NYC taxi medallions, NYC taxi medallion loans and other assets or property, and evaluating, managing, negotiating and overseeing the sale, structuring, restructuring and workout of NYC taxi medallion loans held by us and evaluating our financial and operational performance. In addition, the Manager and Field Point may provide services related to the future selling of medallions, potentially with seller financing. As a result, we are heavily reliant on our Manager, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. We are subject to the risk of discontinuation of our Manager’s operations or termination of the Management Service Agreement that we will enter into upon consummation of the Business Combination and the risk that, upon such event, no suitable replacement will be found. We believe that our success depends to a significant extent upon the expertise and services of the executive officers and other key personnel provided to us through our Manager and that discontinuation of its operations or the loss of its key management personnel could have a material adverse effect on our ability to achieve our investment objectives. See “Risks Relating to the Externalization and Our Manager.”

Since our inception, Field Point has serviced our medallion loans starting from the initial acquisition and onboarding of each acquired loan portfolio. Under the terms of the servicing agreements, Field Point provides services to us and is responsible for managing and assisting in making collections on the medallion loans, assisting with loan documentation, credit reporting, foreclosures, loan restructuring, and other crucial operations. We believe Field Point is the largest servicer of taxi medallion loans in the NYC taxi market.

While outsourcing arrangements may lower our cost of operations, they also reduce our direct control over the services rendered. It is uncertain what effect such diminished control will have on the quality of services rendered, on our ability to quickly respond to changing market conditions, or on our ability to ensure compliance with all applicable federal and local laws and regulations. If we do not effectively develop and manage our outsourcing strategies, if our third-party service providers pass on the cost of inflation to us or do not perform as anticipated, or do not adequately protect our data from cyber-related security breaches, or if there are delays or difficulties in enhancing business operational difficulties, increased costs, and loss of sensitive data, quality and compliance issues, any of which could materially and adversely affect our business, financial condition and results of operations.

Certain other companies managed by our Manager or its affiliates, Field Point and other third-party service providers, which have investment objectives or business operations similar to ours, also rely on many of these same officers and professionals. Our Manager or its affiliates, Field Point and other third-party service operators may face conflicts of interest if we enter into transactions with an affiliate. In addition, our Manager and certain of its affiliates, Field Point and certain other third-party service providers are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, our Manager, its employees and certain of its affiliates, as well as Field Point and its employees and other third-party service providers will have conflicts of interest in allocating their time between us and the other activities in which they are or may become involved. See “Risks Relating to the Externalization and Our Manager.”

If we are unable to effectively manage our relationship and the agreement under which Field Point operates or we may have with any other third party service providers where we outsource our operation, our results of operations and cash flows could be adversely impacted. Further, failure of Field Point or other third party service providers to meet its obligations to the Company or substantial disruptions in the relationships between the Company and such service providers could adversely impact our operations and financial results.

Misconduct by current or former affiliates’ employees and service providers could expose us to significant legal liability and reputational harm.

Current and former employees of our affiliates and our service providers could engage or could have engaged in misconduct that adversely affects our business. For example, if such a person were to engage, or previously engaged, in fraudulent, illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, third-party relationships and ability to forge new relationships with third-party dealers or contractors. Our business often requires that we deal with confidential information. If our current and former affiliates’ employees and service providers were to improperly use or disclose this information or previously improperly used or disclosed this information, even if inadvertently, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our affiliates’ employees and service providers, or former employees’ of our affiliates or former service providers, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our business, financial condition or results of operations.

We may in the future pursue new strategies and lines of business that are not taxicab-related, and we may face enhanced risks as a result of these changes in strategy, including from transacting with a broader array of counterparties and exposure to new assets, activities and markets.

We may change our strategy and enter new lines of business, including through acquisitions of new types of loan portfolios or other asset classes, or otherwise, in the future. We may grow the operating business through acquisitions which could be either straightforward acquisition transactions or in satisfaction of amounts owned. Any new business initiatives may expose us to new and enhanced risks, including new credit-related, compliance, fraud, market and operational risks, increased compliance and operating costs, different and potentially greater regulatory scrutiny of such new activities and assets and expose us to new types of counterparties as well as asset classes, activities and markets.

Any new business initiatives and strategies we may pursue in the future may be less successful than anticipated and may not advance our intended business strategy. We may not realize a satisfactory return on investments or acquisitions, we may experience difficulty in managing new portfolios or integrating operations, and management’s attention from our other businesses could be diverted. Any of these results could ultimately have an adverse effect on our business, financial condition or results of operations.

Risks Related to Regulation and Litigation

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

Changes in the laws or regulations applicable to us may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, or otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, some of which we may institute ourselves, and some of which we may be defending against. For example, we are party to hundreds of court actions involving the enforcement of, and collection and/or foreclosure on, our taxi medallions loans, which matters include, among other things, claims for breach of contract and replevin. In addition, a number of our borrowers have also filed for bankruptcy, and we are involved in certain adversary proceedings against the debtors in these bankruptcy cases, some of whom might assert counterclaims. In all cases, we evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the nature and amount of potential recoveries or losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes, gains or losses may differ materially from our assessments and estimates. We may also, from time to time, take certain positions in respect of contractual or other relationships with third parties which may result a dispute, and, ultimately, litigation. We are not currently party to any material litigation.

Even when not merited, the commencement or defense of these lawsuits may divert management’s attention, and we may incur significant expenses in pursuing or defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business, commercial, and government partners and current and former directors and officers.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security, and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business may be subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to borrowers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal regulators have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators are increasingly adopting or revising privacy, information security, and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection, and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level.

Compliance with current or future privacy, data protection, and information security laws (including those regarding security breach notification) could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection, and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions, and damage to our reputation, which could have a material adverse effect on our business, financial condition, or results of operations.

Changes in statutory, regulatory, accounting, and other legal requirements, including changes in accounting principles generally accepted in the United States, could potentially impact our operating and financial results.

We are subject to numerous statutory, regulatory, and legal requirements. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of privacy and information security, wage, and hour laws, among others, could potentially impact our operations and financial results.

Generally accepted accounting principles in the United States (“GAAP”) are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Moreover, while we believe that we maintain insurance customary for businesses of our size and type, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could harm our business.

DePalma I and DePalma II have identified a material weakness in their internal control over financial reporting. If New MAC is unable to remediate the material weakness, or if other control deficiencies are identified, New MAC may not be able to report its financial results accurately or file its periodic reports as a public company in a timely manner.

In the normal course of business, DePalma I and DePalma II have not been subject to SEC reporting, PCAOB auditing standards or the Sarbanes-Oxley Act. Historically, DePalma I and DePalma II were subject to AICPA audits. PCAOB standard standalone audited financial statements for the years ended December 31, 2022 and 2021 were produced for the first time in connection with the Business Combination and the associated requirements of MAC to file this registration statement.

In the course of auditing its financial statements for the year ended December 31, 2022, which was undertaken by DePalma I and DePalma II in connection with the requirements of the Business Combination and filing of this proxy statement/prospectus, DePalma I and DePalma II and their independent registered public accounting firm identified a material weakness in the design of internal controls over the financial statement closing process due to the lack of appropriate resources to comply with GAAP and SEC reporting requirements, including application of accounting principles and disclosures. This material weakness resulted in misstatements in the financial statements and disclosures, which included material misstatements in the DePalma II financial statements relating to the accounting for property and equipment, depreciation expense and deposit liability under the leasing standards and valuation of related party promissory notes. The financial statements of DePalma II for 2021 were restated and material adjustments were recorded for the 2022 financial statements prior to issuance. The restated financial statements for the year ended December 31, 2021 are included in this proxy statement/prospectus along with the financial statements for the year ended December 31, 2022. We believe this material weakness is reflective of the fact that, prior to the Business Combination and the filing of this registration statement, DePalma II was not required to produce standalone financial statements under PCAOB auditing standards or otherwise comply with SEC reporting requirements or the provisions of the Sarbanes-Oxley Act.

Following the Business Combination, New MAC will be responsible for the internal control environment of DePalma I and DePalma II’s operations and compliance with all the applicable regulatory requirements.

In connection with the Business Combination, New MAC will implement a number of measures to address the material weakness. New MAC intends to do this by (i) hiring accounting and financial personnel or professionals with relevant internal and/or external SEC reporting, PCAOB and SOX compliance experience, and (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements including SEC rules and regulations. New MAC expects to remedy the identified material weakness upon Closing.

However, implementation of these measures, or the failure to adequately implement these or other measures that may be required, may not fully address the material weakness identified in DePalma I and DePalma II’s internal control over financial reporting and New MAC may not be successful in remediating the material weakness. Failure to correct the material weaknesses or failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in DePalma I and DePalma II’s or New MAC’s respective financial statements and impair New MAC’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

As a public company, New MAC will be required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. New MAC will be required to disclose material changes made in its internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject New MAC to sanctions or investigations by the SEC, the stock exchange on which its securities are listed or other regulatory authorities, which would require additional financial and management resources.

While documenting and testing New MAC’s internal control procedures, in order to satisfy the future requirements of Section 404, New MAC may identify other weaknesses and deficiencies in its internal controls over financial reporting. If New MAC fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404.

Generally, if, after the closing of the Business Combination, New MAC fails to achieve and maintain an effective internal control environment, it could result in material misstatements in its financial statements and could also impair New MAC’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could have a material adverse effect on New MAC’s businesses, financial condition, results of operations and prospects, as well as the trading price of the New MAC Common Stock and the New MAC Warrants.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results and adversely affect our financial condition.

We will be subject to taxes by the U.S. federal, state, and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowance;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated earnings in jurisdictions where we have higher statutory tax rates.

In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. We may be subject to audits of our income, sales, and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to Related Party Transactions and Conflicts of Interest

There are conflicts of interest between MAC and DePalma and its affiliates.

MAC and the DePalma Companies are affiliated with each other as a result of their relationships between their respective principal executive officers and their respective affiliates. Certain conflicts of interest between MAC, on the one hand, and DePalma, on the other hand, exist as a result of the interest in the DePalma Companies held by Andrew Milgram and Paul Arrouet, MAC’s Chief Executive Officer and President, respectively, as described under “Proposal No.1 — Business Combination — Interests of MAC Executive Officers and Directors in the Business Combination.” As a result, Messrs. Milgram and Arrouet may find it difficult to determine how to meet their fiduciary duties to MAC as well as DePalma, which could result in a less favorable result for MAC than would be the case if they were solely officers and directors of MAC. Further, even if Messrs. Milgram and Arrouet were able to successfully meet their fiduciary obligations to MAC and DePalma, the fact that they are officers of both companies could attenuate their ability to focus on our business and best interests, possibly to the detriment of both companies. In addition, any such conflicts will have to be resolved by MAC officers and directors who are unaffiliated with DePalma, and also by officers and members of DePalma who are unaffiliated with MAC. This may lead to less than desirable complications and costs to both companies, which could harm our results of operations. As a result, the effect of these conflicts of interest on these individuals may influence their decisions affecting the negotiation and consummation of the transactions contemplated hereby.

Furthermore, the agreements we enter into in connection the Business Combination will be transactions with related parties, and are therefore expected to contain limited representations and warranties and have limited express indemnification rights in the event of a breach of those agreements. Even if we have actionable rights, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements or under other agreements we may have with these parties, because of our desire to fulfill our fiduciary duty to each of those parties.

The ownership by our initial stockholders of a significant portion of the outstanding shares of our MAC Common Stock could give them the ability to control the outcome of matters submitted for stockholder approval, and otherwise allow them to exert significant influence over our company in a manner that may not be in the best interests of our other stockholders.

As of the date of this proxy statement/prospectus, our initial stockholders, including the Sponsor, and certain of our directors and officers beneficially own an aggregate of approximately 71% of the outstanding shares of MAC Common Stock. Our initial stockholders may have interests that differ from our other stockholders, including by reason of their direct or indirect interest in our Business Combination, and may accordingly vote in ways that may not be consistent with the interests of those other stockholders. As a result of our initial stockholders’ significant ownership in our company, our initial stockholders will have significant influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including the ability to control the outcome of matters submitted to our stockholders for approval, such as the election of directors and the Business Combination. The concentrated voting control held by our initial stockholders could result in the consummation of such a transaction that our other stockholders and our Board may not support.

Present and potential conflicts of interest could arise in the future between New MAC, on the one hand, and Andrew Milgram and Paul Arrouet and entities owned by or affiliated with them, including the DePalma Equityholders that directly own the DePalma Companies, on the other hand, concerning, among other things, business transactions, potential competitive business activities or business opportunities.

Present and potential conflicts of interest could arise in the future between New MAC, on the one hand, and Andrew Milgram and Paul Arrouet and entities owned by or affiliated with them, including DePalma, on the other hand, concerning, among other things, business transactions, potential competitive business activities or business opportunities. For more information, please see “Certain Relationships and Related Person Transactions.” Furthermore, Andrew Milgram, Paul Arrouet and other businesses owned by or affiliated with them, including the DePalma Equityholders that directly own the DePalma Companies, may now, or in the future, directly or indirectly, compete with New MAC for investment or business opportunities.

Andrew Milgram, Paul Arrouet and their affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with New MAC and do not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as New MAC, including those business activities or lines of business deemed to be competing with New MAC, or doing business with any of New MAC’s customers. Andrew Milgram, Paul Arrouet or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case New MAC may not become aware of or otherwise have the ability to pursue such opportunities.

In any of these matters, the interests of Andrew Milgram, Paul Arrouet and their affiliates and other businesses owned by or affiliated with them may differ or conflict with the interests of New MAC’s other stockholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of New MAC Common Stock.

The Sponsor, our Manager, and directors and officers of MAC have conflicting interests in, or arising from, the Business Combination with the DePalma Companies, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which could conflict with) the interests of MAC’s stockholders.

The Sponsor, our Manager and officers and directors of MAC have conflicting interests in and arising from the Business Combination with the DePalma Companies that are different from or in addition to (and which could conflict with) the interests of MAC’s Public Stockholders, which results in conflicts of interest. These affiliate relationships cause conflicts of interest and include the following.

As to the Sponsor:

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The Sponsor owns (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares that it purchased for $25,000, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares that underlay the 610,000 Private Placement Units it purchased in the Private Placement for a purchase price of $6,100,000 and (ii) 305,000 Private Placement Warrants. The Founder Shares, Private Placement Shares, and Private Placement Warrants held by the Sponsor had an aggregate market value of approximately $88.2 million based upon the closing price of $10.45 per share of MAC Class A Common Stock and $0.035 per Public Warrant on Nasdaq on January 30, 2024. If the Business Combination with DePalma or another business combination is not consummated by the period specified in the MAC Charter to complete the initial business combination (the “Business Combination Period”), MAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the MAC Board, dissolving and liquidating. In such event, the Founder Shares, Private Placement Shares, and Private Placement Warrants would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. If the Business Combination is consummated, each outstanding Founder Share will be exchanged for one share of New MAC common stock and each outstanding placement unit will become one share of New MAC common stock and one warrant exercisable for one share of New MAC common stock for $11.50 per share, subject in each case to adjustment as described herein. As a result, these financial interests of Sponsor may have influenced its motivation in completing the Business Combination.

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The Master Fund, the majority owner of the Sponsor, has agreed to fund up to $2,650,000 of MAC’s working capital needs pursuant to four promissory notes (the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note) issued by MAC to the Master Fund under which MAC may borrow up to an aggregate amount of $2,650,000. As of February 1, 2024, $600,000, $1,100,000 and $500,000 and $125,000 is outstanding under the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, respectively. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note, the February 2023, and the July 2023 Note and the December 2023 Note may be converted into Conversion Shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, as applicable. Each of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note is payable in cash upon consummation of the Business Combination but is not payable if the Business Combination is not consummated. In addition, if MAC is unable to complete a business combination by the end of the Business Combination Period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MAC for services rendered or contracted for or products sold to MAC, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters.

•	The Master Fund, along with several affiliated funds (collectively, the “DePalma Equityholders”), owns the DePalma Companies in addition to being the majority member of the Sponsor.

As to MAM of which Andrew Milgram, the CEO of MAC and Managing Partner and CEO of the DePalma Companies, and Paul Arrouet, the President of MAC, are the indirect majority owners and controlling members:

•

MAM has an indirect controlling interest in the DePalma Companies and is the managing member of the Sponsor. MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM.

•

Upon consummation of the Business Combination, it is expected that the Manager will enter into a Management Services Agreement (the “MSA”) with New MAC, pursuant to which the Manager will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Andrew Milgram, CEO of MAC and Managing Partner and CEO of the DePalma Companies:

•

Mr. Milgram has an indirect interest in the Sponsor through his indirect majority ownership interests in the Manager (via the Manager’s receipt of management fees), as well as through various partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Andrew Milgram has indirect general and limited partnership interests in the DePalma Equityholders that directly own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive a total of up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Milgram may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•	Upon consummation of the Business Combination, it is expected that Manager will enter into the MSA with New MAC, pursuant to which Manager will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Paul Arrouet, President of MAC:

•

Mr. Arrouet has an indirect interest in the Sponsor through his indirect majority ownership interests in Manager (via the Manager’s receipt of management fees) as well as through various general and partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Paul Arrouet has indirect general and limited partnership interests in the DePalma Equityholders that directly own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive a total of up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Arrouet may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•

Upon consummation of the Business Combination, it is expected that Manager will enter into the MSA with New MAC, pursuant to which Manager will provide various services relating to the day-to-day operations of the New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Jeffrey Kravetz, CFO of MAC and CFO of MAM:

•

Jeffrey Kravetz serves as the CFO of MAM. Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Harvey Golub, Chairman of MAC:

•

Harvey Golub owns an indirect economic interest in the Master Fund as well as direct interests in the Sponsor. Upon consummation of the Business Combination, the Master Fund will receive 8,328,451 in shares of New MAC Common Stock as a result of its interest in DePalma. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, Mr. Golub will directly and indirectly benefit economically from the Business Combination.

As to Alan Mintz, Richard Goldman and Wallace Mathai-Davis, each a Director of the MAC Board:

•

Each of Alan Mintz, Richard Goldman and Wallace Mathai-Davis owns a direct interest in the Sponsor. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, each of Mr. Mintz, Mr. Goldman and Mr. Mathai-Davis will indirectly benefit economically from the Business Combination.

As to MAC’s Sponsor and MAC’s directors and officers generally:

•

The Sponsor, as well as MAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

•

Based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the IPO, the Sponsor (and our officers and directors with an economic interest in the Sponsor) may earn a positive rate of return even if the share price of New MAC common stock after the Closing falls below the price initially paid for the public units in the IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination

•

The fact that the Sponsor has agreed not to redeem any of the Founder Shares and Private Placement Shares it holds in connection with a stockholder vote to approve a proposed initial business combination.

•

The Sponsor has agreed that the Private Placement Shares and Private Placement Warrants it holds will not be sold or transferred by it until MAC has completed a business combination, subject to limited exceptions.

•

The continued indemnification of current directors and officers of MAC and the continuation of directors’ and officers’ liability insurance after the Business Combination. As of September 30, 2023, none of the directors and officers entitled to indemnification had incurred reimbursable expenses.

These interests may influence MAC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the transactions contemplated thereby.

Risks Related to New MAC’s Corporate Structure

New MAC’s only material assets are its direct and indirect interests in DePalma, and New MAC is accordingly dependent upon distributions from DePalma to pay dividends and taxes and other expenses.

New MAC is a holding company and has no material assets other than its managing member interest and, following the Business Combination, direct limited liability company interests in the DePalma Companies. New MAC has no independent means of generating revenue. New MAC intends to cause its subsidiaries (including the DePalma Companies) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, declared by it. The terms of any credit agreements or other borrowing arrangements New MAC or its subsidiaries enter into in the future may impose restrictions on the ability to pay dividends to New MAC. To the extent that New MAC needs funds, and any of its direct or indirect subsidiaries is restricted from making such distributions under these debt agreements or applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect New MAC’s liquidity and financial condition.

We may become subject to the Investment Company Act.

We do not believe that we are subject to regulation under the Investment Company Act. We primarily acquire interests in NYC taxicab medallion loans and are engaged in actively managing and operating those interests, which we are committed to supporting for the long-term. Our officers, the Manager and any employees who provide services to us pursuant to the terms of our corporate services agreement devote their activities to these businesses. We believe that we are not an investment company under the Investment Company Act, including under Section 3(b)(1) of the Investment Company Act, and we intend to continue to conduct our operations so that we will not be deemed an investment company. In addition, we expect to continue to fall within the exclusion from the definition of an “investment company” provided under Section 3(c)(5) of the Investment Company Act as a company primarily engaged in the business of (i) purchasing and otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services, and/or (ii) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. In these circumstances, after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, and could restrict our activities going forward. In addition, if we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.

Delaware law, the Proposed Charter and the Proposed Bylaws will contain certain provisions, including antitakeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter, the Proposed Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New MAC Board and therefore depress the trading price of the New MAC Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New MAC Board or taking other corporate actions, including effecting changes in management. Among other things, the Proposed Charter and Proposed Bylaws include provisions regarding:

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the ability of the New MAC Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, New MAC’s directors and officers;

•

the right of the New MAC Board to elect a director to fill a vacancy created by the expansion of the New MAC Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the New MAC Board;

•

the requirement that directors may only be removed from the New MAC Board for cause, upon the affirmative vote of the holders of at least 66-2/3% of the voting power of all of then outstanding shares of the voting stock, voting together as a single class;

•

the requirement that a special meeting of stockholders may be called only by the New MAC Board, the chairman of the New MAC Board or New MAC’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of the New MAC Board and stockholder meetings;

•

the requirement for the affirmative vote of holders of (i) (a) at least 66-2/3%, in case of certain provisions or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the New MAC’s Charter; and (ii) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Proposed Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New MAC Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of the New MAC Board to amend the Proposed Bylaws, which may allow the New MAC Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to the New MAC Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New MAC Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New MAC.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New MAC Board or management.

In addition, New MAC will generally be subject to provisions of Delaware law, including the DGCL. Although New MAC will elect not to be governed by Section 203 of the DGCL, certain provisions of the Proposed Charter will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain New MAC’s stockholders who hold 15% or more of New MAC’s outstanding capital stock from engaging in certain business combination transactions with New MAC for a specified period of time unless certain conditions are met. See the section entitled “Description of New MAC Securities — Anti-Takeover Effects of the Proposed Charter, the Proposed Bylaws and Certain Provisions of Delaware Law.”

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of New MAC’s capital stock and could also affect the price that some investors are willing to pay for New MAC’s common stock.

The form of the Proposed Charter is attached as Annex B to this proxy statement/prospectus and we urge you to read it.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New MAC’s stockholders, which could limit New MAC’s stockholders’ ability to obtain a favorable judicial forum for disputes with New MAC or its directors, officers or other employees.

The Proposed Charter will provide that, unless New MAC consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of New MAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New MAC to New MAC or New MAC’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against New MAC or any current or former director, officer, other employee, agent or stockholder of New MAC (a) arising pursuant to any provision of the DGCL, the Proposed Charter (as it may be amended or restated) or the Proposed Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against New MAC or any current or former director, officer, other employee, agent or stockholder of New MAC governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of the Proposed Charter will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of New MAC’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New MAC or its directors, officers, stockholders, agents or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Proposed Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New MAC may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect New MAC’s business, financial condition and results of operations and result in a diversion of the time and resources of New MAC’s management and board of directors.

Risks Relating to the Externalization and Our Manager

The Management Service Agreement to be entered into upon consummation of the Business Combination was negotiated between related parties and the terms, including fees payable, may not be as favorable to us as if it were negotiated with an unaffiliated third party.

Because our Manager is owned by certain of our directors and executive officers, the MSA was developed by related parties, although our independent directors reviewed and approved the Management Services Agreement. The terms of the MSA, including fees payable, may not reflect the terms we may have received if it was negotiated with an unrelated third party. In addition, particularly as a result of our relationship with the principal owners of the Manager, who are certain directors and members of our management team, our independent directors may determine that it is in the best interests of our stockholders not to enforce, or to enforce less vigorously, our rights under the MSA because of our desire to maintain our ongoing relationship with our Manager.

Our executive officers, directors, Manager and other members of our management team may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, which may materially adversely affect our results of operations.

While the members of our management team anticipate devoting a substantial amount of their time to the affairs of the Company, our executive officers, directors, Manager and other members of our management team may engage in other business activities. This may result in a conflict of interest in allocating their time between our operations and our management and the operations of other businesses. Their other business endeavors may involve related or unrelated parties. Conflicts of interest that arise over the allocation of time may not always be resolved in our favor and may materially adversely affect our results of operations.

Conflicts of interest could arise in connection with certain of our directors’ and executive officers’ discharge of fiduciary duties to our stockholders.

Certain of our directors and executive officers are and are expected to continue to be members of the Manager. Such persons, by virtue of their positions with us, have fiduciary duties to us and our stockholders. The duties of such persons as directors or executive officers to us and our stockholders may conflict with the interests of such persons in their capacities as members or employees of the Manager.

Our Manager and members of our management team may engage in activities that compete with us or our businesses.

While the members of our management team intend to devote a substantial majority of their time to the affairs of the Company, and while our Manager currently does not manage any other businesses that are in lines of business similar to our businesses, neither our management team nor our Manager is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our businesses, or required to present any particular acquisition or business opportunity to the Company. In this regard, the MSA and the obligation thereunder to provide management services to us will not create a mutually exclusive relationship between our Manager, on the one hand, and the Company, on the other.

We cannot remove our Manager solely for poor performance, which could limit our ability to improve our performance and could adversely affect the market price of our shares.

Under the terms of the MSA, our Manager may not be removed as a result of underperformance. Instead, the Company may only remove our Manager in certain limited circumstances. See “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus. This limitation could adversely affect the market price of our shares.

Our Manager can resign on 180 days’ notice and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could materially adversely affect our financial condition, business and results of operations as well as the market price of our shares.

Our Manager has the right, under the MSA, to resign at any time on 180 days’ written notice, whether we have found a replacement or not. If our Manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 180 days (subject to possible extension), or at all, in which case our operations are likely to experience a disruption; our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected; and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Manager. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that could materially adversely affect our financial condition, business and results of operations.

Our reliance on our service providers to conduct our operations will be a significant expense and could limit the amount of New MAC’s free cash flow.

Historically, as a portfolio company, we have relied on the employees and service providers of our affiliates, including the Manager, as well as our third-party medallion-loan servicer, Field Point, because such entities and individuals have significant experience in servicing taxi medallion loans and related services and have provided us an organizational infrastructure on a more cost effective basis. At least initially, New MAC will continue to rely on the Manager and Field Point for these services pursuant to agreements in which New MAC will be obligated to pay fees and, subject to certain exceptions, reimburse the costs and out-of-pocket expenses of our service providers incurred on behalf of New MAC. See “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus. While we intend to continually reassess our reliance on service providers, it is difficult to quantify with any certainty the actual amount of any such payments in the future, which could be substantial and could limit our free cash flow and operational flexibility.

Risks Related to an Investment in Securities of New MAC

There can be no assurance that the New MAC Common Stock will be approved for listing on The Nasdaq Capital Market following the Closing, or if approved, that we will be able to comply with the continued listing standards of The Nasdaq Capital Market.

The MAC Units, MAC Class A Common Stock and Public Warrants are currently listed on The Nasdaq Capital Market. On August 2, 2023, MAC received approval from the Nasdaq Listing Qualifications Department that its application to transfer the listing of the MAC Units, MAC Class A Common Stock and Public Warrants from The Nasdaq Global Market to The Nasdaq Capital Market was approved. The units, public shares and warrants were transferred to The Nasdaq Capital Market at the opening of business on August 8, 2023 and continue to trade under the symbol “GATEU”, “GATE” and “GATEW”, respectively. The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

MAC transferred its listing from The Nasdaq Global Market to The Nasdaq Capital Market because MAC had various deficiencies in meeting certain thresholds for continued listing on The Nasdaq Global Market, including the 1,100,000 share minimum requirement, the $15 million minimum market value requirement, the $50 million minimum for market value of listed securities requirement and the 400 total holders requirement, and The Nasdaq Capital Market has lower thresholds for such continued listing requirements, which MAC meets. As a result of its transfer to The Nasdaq Capital Market, MAC is currently in compliance with the continued listing requirements of The Nasdaq Capital Market, including the 500,000 share minimum requirement, the $1 million minimum market value requirement and the 300 total holders requirement. If MAC fails to comply with the continued listing requirements of The Nasdaq Capital Market prior to the consummation of the Business Combination, MAC’s securities will be subject to delisting from The Nasdaq Capital Market. If this were to occur, MAC could face significant material adverse consequences such as those set forth below, and may be unable to consummate the Business Combination. If this were to occur, MAC could face significant material adverse consequences, including a limited availability of market quotations for its securities, reduced liquidity for its securities and a risk that MAC may be unable to consummate the Business Combination.

Upon consummation of the Business Combination, New MAC plans to apply to list New MAC Common Stock and New MAC Warrants on The Nasdaq Capital Market under the symbols “GATE” and “GATEW”, respectively. As part of the application process, we are required to provide evidence that New MAC is able to meet the initial listing requirements of The Nasdaq Capital Market, which may depend, in part, on the number of shares of our Class A Common stock that are redeemed in connection with the Business Combination. We cannot assure you that the New MAC Common Stock and New MAC Warrants will be listed on The Nasdaq Capital Market, and if they are, that they will continue to be listed on The Nasdaq Capital Market in the future. Generally, we must maintain a minimum market value of publicly held shares (generally $1,000,000) and a minimum number of holders of our securities (currently 300 public holders).

If The Nasdaq Capital Market delists New MAC’s securities from trading on its exchange and New MAC is not able to list its securities on another national securities exchange, New MAC expects the New MAC’s securities could be quoted on an over-the-counter market. If this were to occur, New MAC could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that the New MAC Common Stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New MAC’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities prior to the Closing may decline. The market values of our securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New MAC could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the New MAC Common Stock. Accordingly, the valuation ascribed to New MAC and its securities in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	operating and share price performance of other companies that investors deem comparable to us;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New MAC Common Stock available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of New MAC Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following the consummation of the Business Combination, New MAC will incur significant increased expenses and administrative burdens as a public company, which could have a material adverse effect on our business, financial condition and results of operations.

Following the consummation of the Business Combination, New MAC will face increased legal, accounting, administrative and other costs and expenses as a public company that DePalma does not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New MAC to carry out activities DePalma has not done previously. For example, New MAC will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New MAC could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New MAC’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New MAC’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New MAC to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

New MAC’s cash position following the consummation of the Business Combination will be negatively impacted by transaction costs and may be further impacted by additional redemptions of cash held in the Trust Account.

New MAC will acquire the cash needed to pay transaction expenses and to operate the business through a combination of cash acquired from the balance sheets of DePalma I and DePalma II and through cash remaining in the Trust Account following the consummation of the Business Combination that is not redeemed. New MAC expects the cash needed to operate the business and cover transaction costs will come primarily from the balance sheet of DePalma I and DePalma II. MAC expects to incur significant expenses to complete the Business Combination and to operate the business and may experience liquidity challenges, which would negatively impact New MAC.

Although the cash in the Trust Account will not be the primary source of liquidity for New MAC following the consummation of the Business Combination, further redemptions would have a negative impact on its liquidity position. As of January 29, 2023, there was approximately $6.8 million in cash in the Trust Account. If 50% of the remaining shares of redeemable MAC Class A Common Stock are redeemed in connection with the Business Combination, New MAC would only receive approximately $3.4 million of cash. If 100% of the remaining shares of redeemable MAC Class A Common Stock are redeemed in connection with the Business Combination, New MAC will receive no cash from the Trust Account, which could have a material adverse effect on New MAC’s near-term liquidity.

Upon the consummation of the Business Combination, New MAC will be an “emerging growth company” within the meaning of the Securities Act, and if New MAC takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make New MAC’s securities less attractive to investors and may make it more difficult to compare New MAC’s performance with other public companies.

Upon consummation of the Business Combination, New MAC will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and New MAC may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New MAC’s stockholders may not have access to certain information they may deem important. New MAC could be an emerging growth company for up to five years, although circumstances could cause New MAC to lose that status earlier, including if the market value of the New MAC Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case New MAC would no longer be an emerging growth company as of the following December 31. New MAC cannot predict whether investors will find our securities less attractive because New MAC will rely on these exemptions. If some investors find New MAC’s securities less attractive as a result of New MAC’s reliance on these exemptions, the trading prices of New MAC’s securities may be lower than they otherwise would be, there may be a less active trading market for New MAC’s securities and the trading prices of New MAC’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. New MAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, New MAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New MAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

New MAC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of MAC’s initial public offering, (b) in which MAC has total annual gross revenue of at least $1.235 billion or (c) in which New MAC is deemed to be a “large accelerated filer” under the rules of the SEC which, in addition to certain other criteria, means the market value of MAC’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New MAC has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

New MAC may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act that will be applicable to us after the Business Combination and the transactions related thereto are consummated.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, New MAC will be required to provide attestation on internal controls, and we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of DePalma as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New MAC after the Business Combination. If New MAC is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of our securities. Further, as an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of New MAC are documented, designed or operating.

The historical financial results of DePalma and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New MAC’s actual financial position or results of operations would have been.

The historical financial results of DePalma included elsewhere in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a public company during the periods presented or those New MAC will achieve in the future. This is primarily the result of the following factors: (i) New MAC will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New MAC’s capital structure will be different from that reflected in DePalma’s historical financial statements. New MAC’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New MAC’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to, MAC being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of DePalma on the Closing Date and the number of shares of MAC Class A Common Stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New MAC’s future operating or financial performance and New MAC’s actual financial condition and results of operations may vary materially from New MAC’s pro forma results of operations and balance sheet included elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Manager has limited experience in assisting in the operation of a public company.

The Manager will have a substantial role in the management of New MAC and has limited experience in the management of a publicly traded company. The Manager may not successfully or effectively manage its transition to a public company following the Business Combination that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the company. It is possible that New MAC will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

We have broad discretion in the use of the net proceeds from the Business Combination and related financings and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from the Business Combination. Our management will have broad discretion in the application of the net proceeds. Our management may spend a portion or all of the net proceeds in ways that our stockholders may not desire or that may not yield a favorable return. We intend to use the net proceeds for general corporate purposes as well as for investing in growth initiatives and maintaining a strong balance sheet. If we do not invest or apply the net proceeds from the Business Combination and related financings in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

The Manager has significant influence over us.

The Manager will control and may be deemed to beneficially own up to 61% of New MAC Common Stock at inception. As long as the Manager beneficially owns or controls a significant percentage of our outstanding voting power, it will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. The Manager’s influence over our management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our securities to decline or prevent security holders from realizing a premium over the market price for such securities.

The Manager’s interests may not align with the interests of our other security holders. See “— Risks Relating to the Externalization and Our Manager” for more detail.

Resales of the shares of our securities pursuant to the registration rights agreement could depress the market price of our securities.

The Manager will control, and may be deemed to beneficially own, approximately 61% of New MAC Common Stock immediately following the transaction. All such shares of New MAC Common Stock held by the Manager will be registered for resale under the Securities Act pursuant to a registration rights agreement to be entered into at Closing. As a result, there may be a large number of our securities sold in the market in the near future. These sales, or the perception in the market that the holders of a large number of securities intend to sell securities, could reduce the market price of our securities. Such sales of our securities or the perception of such sales may depress the market price of our securities. For more information see the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

Risk Management and Financial Reporting Risks

Subsequent to the consummation of the Business Combination, we may be required to take writedowns or writeoffs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although MAC has conducted due diligence on DePalma, MAC cannot assure you that this diligence revealed all material issues that may be present in DePalma’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of MAC’s and DePalma’s control will not later arise. As a result, we may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if MAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with MAC’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

Risks Related to MAC and the Business Combination

Unless the context otherwise requires, references in this subsection to “we,” “us,” or “our” refer to MAC prior to the consummation of the Business Combination.

Certain of MAC’s directors and executive officers have conflicting interests in, or arising from, the Business Combination with the DePalma Companies, and in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

As discussed under the heading “Risks Related to Related Party Transactions and Conflicts of Interest” certain of MAC’s directors and executive officers have conflicting interests in, or arising from, the Business Combination with the DePalma Companies, and in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus that may be different from, in addition to, or in conflict with the interests of MAC’s stockholders. These affiliate relationships cause conflicts of interest and include the following.

•

The beneficial ownership of the Sponsor of an aggregate of (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares and (ii) 305,000 Private Placement Warrants, which shares and warrants would become worthless if MAC does not complete a business combination by October 5, 2024, as the Sponsor, MAC’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor did not receive any compensation in exchange for this agreement to waive its redemption rights. Each of MAC’s directors and officers are members of the Sponsor and as such have an indirect interest in the Founder Shares, its Private Placement Shares and its Private Placement Warrants. MAC’s independent directors collectively have an indirect interest of approximately 3.7% in the Founder Shares and 2.8% in the Private Placement Shares, respectively. Such shares and warrants have an aggregate market value of approximately $   and $   based on the closing price of MAC Class A Common Stock of $   on Nasdaq and the closing of the Public Warrants of $   on Nasdaq on    , 2024, the record date for the Special Meeting.

•

The Sponsor paid an aggregate of $25,000 (at a purchase price of approximately $0.003 per share) for the Founder Shares which will have a significantly higher value at the time of the Business Combination, if it is consummated. If MAC does not consummate the Business Combination or another initial business combination by October 5, 2024, and MAC is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.003 that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of New MAC Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing.

•	The Sponsor paid $6,100,000 for its Private Placement Shares it holds and Private Placement Warrants, which would be worthless if a business combination is not consummated by October 5, 2024.

•

The Sponsor and certain of MAC’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and MAC’s directors and officers would lose their entire investment. As a result, the Sponsor as well as MAC’s directors or officers may have a conflict of interest in determining whether DePalma is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The MAC Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination.

•

The MAC Board will not receive reimbursement for any out-of-pocket expenses incurred by them on MAC’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and MAC does not anticipate any such expenses prior to the Closing.

•

The Sponsor, along with the Supporting Shareholders, entered into the Sponsor Support Agreement pursuant to which the Sponsor and the Supporting Shareholders have agreed, among other things, to vote all shares of MAC Common Stock held by them in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and to not redeem any of their shares of MAC Common Stock.

•

The continued indemnification of the current directors and officers of MAC following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination.

These conflicting interests may have influenced the decision of MAC’s directors to approve the Business Combination and to continue to pursue such Business Combination. In considering the recommendations of the MAC Board, based in part on the recommendation of the Special Committee, to approve the Business Combination Proposal and the Proposals (including each of the sub-proposals), its stockholders should consider these interests.

We may be forced to close the Business Combination even if we determine it is no longer in MAC’s Public Stockholders’ best interest.

MAC’s Public Stockholders are protected from a material adverse event of New MAC or DePalma arising between the date of the Business Combination Agreement and the Closing, primarily by the right to redeem their public shares for a pro rata portion of the funds held in the Trust Account, calculated as of two business days prior to the vote at the special meeting. If a material adverse event were to occur after approval of the Business Combination Proposal and the Organizational Document Proposals at the special meeting, MAC may be forced to close the Business Combination even if it determines it is no longer in its stockholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on MAC’s business, financial condition or results of operations.

MAC’s Sponsor has agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike many other blank check companies in which the executive officers, directors and other initial stockholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, MAC’s officers and directors and the Sponsor have agreed (and their permitted transferees will agree), pursuant to the terms of the Letter Agreement, to vote any shares of MAC Common Stock held by them in favor of the Business Combination. As of the date of this proxy statement/prospectus, MAC’s Sponsor (and its permitted transferees) owns 71% of the issued and outstanding shares of MAC Common Stock. As a result of such agreements, no additional shares of MAC Common Stock would be required to approve the Business Combination Proposal. Accordingly, it is assured that the necessary stockholder approval will be received.

The exercise of MAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in MAC’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require MAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by DePalma or to waive rights that MAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of DePalma’s business, a request by DePalma to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on DePalma’s business and would entitle MAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at MAC’s discretion, acting through the MAC Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for MAC and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, MAC does not believe there will be any material changes or waivers that MAC’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. MAC will circulate a new or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which could reduce the public “float” of MAC Common Stock and have an adverse effect on the listing of MAC’s and New MAC’s securities on a national securities exchange.

Subject to trading limitations related to possession of material non-public information, restricted trading windows, any restricted period under Regulation M, the Nasdaq rules and compliance with Rule 14e-5 under the Exchange Act, MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they have neither done so in the past nor currently have any obligation to do so. The purpose of any such purchases could be to reduce redemptions in connection with the closing of the Business Combination. In the event that MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase Public Shares from public holders, (i) such Sponsor, directors, officers, advisors or affiliates would do so at a price no higher than the price offered through MAC’s redemption process, (ii) such purchased shares would not be voted in favor of approving the Business Combination, and (iii) such Sponsor, directors, officers, advisors or affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights. See “Proposal No. 1—The Business Combination Proposal—Potential Purchases of Public Shares.” If such purchases are made, the public “float” and number of beneficial holders of MAC Common Stock may be reduced, which could make it difficult to maintain or obtain the quotation, listing or trading of MAC’s securities on a national securities exchange and could have an adverse effect on the trading volume of both MAC’s securities prior to, and New MAC’s securities following, the Business Combination.

MAC’s ability to successfully effect the Business Combination and New MAC’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key third-party service providers of DePalma, all of whom MAC expects to stay with New MAC following the Closing. The loss of such key service providers could negatively impact the operations and financial results of the combined business.

MAC’s ability to successfully effect the Business Combination and New MAC’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key service providers of DePalma. The majority of DePalma’s business is handled via service agreements with third-party service providers.

Although DePalma has entered into service agreements with certain key service providers, there can be no assurance that all of DePalma’s key service providers will continue to provide services in the future. It is possible that DePalma will lose some key service providers, the loss of which could negatively impact the operations and profitability of New MAC. Furthermore, following the Closing, certain of the key service providers of DePalma may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New MAC to have to expend time and resources helping them become familiar with such requirements.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete an initial business combination with which a substantial majority of our stockholders do not agree.

The Existing Charter does not provide a specified maximum redemption threshold. As a result, we will be able to complete our initial business combination even though a substantial majority of the Public Stockholders do not agree with the transaction. In the event the aggregate cash consideration we would be required to pay for all shares of MAC Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, all shares of MAC Class A common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

We cannot be certain as to the number of Public Shares that will be redeemed and the potential impact to Public Stockholders who do not elect to redeem their Public Shares.

We can give no assurance as to the price at which a stockholder may be able to sell its shares of New MAC Common Stock in the future following the closing or any alternative business combination. A Public Stockholder’s decision not to redeem their Class A shares for a pro rata portion of the Trust Account may not put the stockholder in a better future economic position than had the same Public Stockholder instead chosen to redeem such Public Shares. The redemption of Public Shares, the Business Combination and subsequent events affecting our company, including trading volume of our shares and lock-up releases, may cause an increase or decrease in the price of New MAC Common Stock per share. Accordingly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of New MAC Common Stock after the consummation of any initial business combination, and there can be no assurance that a stockholder will be able to sell such shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

On    , 2024, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price per share of MAC Class A Common Stock was $  . Public Stockholders should be aware that, while we are unable to predict the price per share of New MAC Common Stock following the consummation of the Business Combination and, accordingly, unable to predict the potential impact of redemptions on the per share value of New MAC Common Stock owned by non-redeeming Public Stockholders, increased levels of redemptions by Public Stockholders as well as the dilutive impact of Class B shares may result of the price per share of New MAC Common Stock falling below the redemption price. Each Public Share that is redeemed will represent both (i) a reduction, equal to the amount of the redemption price, of the cash that will be available to MAC from the Trust Account and (ii) a corresponding increase in each Public Stockholder’s pro rata ownership interest in New MAC following the consummation of the Business Combination. We expect that more Public Stockholders will elect to redeem their Public Shares if the share price of the MAC Class A Common Stock is below the projected redemption price of $10.00 per share than if the share price of the Public Shares is above the projected redemption price of $10.00 per share. However, we cannot assure you that pre-redemption trading prices of the Public Shares will bear any relationship to the post-Business Combination trading price of New MAC Common Stock and the trading price of New MAC Common Stock may be materially less than $10.00 per share.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated certificate of incorporation or governing instruments in a manner that will make it easier for us to complete an initial business combination that our Public Stockholders may not support.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Adopting the Proposal No.2a of the Organizational Document Proposals requires the affirmative vote of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, as well as the vote of a majority of the then issued and outstanding shares of MAC Class A Common Stock and Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal, and amending our warrant agreement will require a vote of holders of at least a majority of the Public Warrants (which may include Public Warrants acquired by our Sponsor or its affiliates in the IPO or thereafter in the open market) and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, a majority of the number of the outstanding Private Placement Warrants. In addition, our Existing Charter requires us to provide our Public Stockholders with the opportunity to redeem their public shares for cash if we propose an amendment to our Existing Charter (A) to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our Public Shares if we have not consummated our initial business combination within the completion window or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity.

To the extent any such amendments would be deemed to fundamentally change the nature of any securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend our Existing Charter or governing instruments or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

MAC and DePalma will incur significant transaction and transition costs in connection with the Business Combination.

MAC and DePalma have both incurred and expect to incur significant, non-recurring and recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. MAC and DePalma may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting and other fees, expenses and costs, will be paid by out of the proceeds of the Business Combination or by New MAC following the Closing.

MAC’s directors and officers and DePalma’s officers and directors could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect the directors and officers of MAC and DePalma, the post-Business Combination entity is required to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for New MAC.

The fairness opinion received by the Special Committee prior to signing of the Business Combination Agreement does not reflect changes in circumstances since the date of the opinion.

Changes in the operations and prospects of DePalma, general market and economic conditions, and other factors that may be beyond the control of DePalma and MAC may alter the value of DePalma or the trading price of MAC’s Class A Common Stock at or prior to the time the Business Combination is consummated.

The opinion of Huron delivered to the Special Committee prior to execution of the Business Combination Agreement was delivered on, and dated, February 5, 2023. Huron’s opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Huron does not have any obligation or responsibility to update, revise or reaffirm its opinion. MAC does not anticipate asking Huron to update its opinion or requesting any third-party provide a new fairness opinion. Huron’s opinion is included as Annex G to this proxy statement/prospectus. For a description of the opinion that the Special Committee received from Huron, see “Proposal No. 1 — The Business Combination Proposal — Opinion of Huron Transaction Advisory LLC to the Special Committee.”

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their securities, potentially at a loss.

Public Stockholders shall be entitled to receive funds from the Trust Account only (i) in the event of a redemption to Public Stockholders prior to any winding up in the event MAC does not consummate its initial business combination or its liquidation, (ii) if they redeem their shares in connection with an initial business combination that MAC consummates or (iii) if they redeemed their shares in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of MAC’s obligation to redeem 100% of the Public Shares if MAC does not complete its initial business combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to MAC’s pre-business combination activity and related stockholders’ rights. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. Accordingly, to liquidate their investment, the Public Stockholders may be forced to sell their securities, potentially at a loss.

Public Stockholders who do not redeem their public shares will experience immediate dilution as a result of the issuance of New MAC Common Stock as consideration in connection with the Business Combination. Having a minority share position may reduce the influence that the Public Stockholders have on the management of New MAC.

It is anticipated that, assuming the Minimum Redemptions scenario, upon completion of the Business Combination: (i) the DePalma Equityholders will retain an economic interest of approximately 84.5% of the capital stock of New MAC assuming the New MAC Warrants are not exercised in full or, assuming the New MAC Warrants are exercised in full, an economic interest of approximately 70.4% of the capital stock of New MAC; and (ii) our initial stockholders (including the Sponsor) will retain an economic interest of approximately 14.5% of the capital stock of New MAC assuming the New MAC Warrants are not exercised in full or, assuming the New MAC Warrants are exercised in full, an economic interest of approximately 12.3% of the capital stock of New MAC. Such ownership percentage will be affected by the level of redemptions by Public Stockholders and the exercise of outstanding warrants or New MAC Warrants.

As of the date of this proxy statement/prospectus, MAC has an aggregate of 15,455,000 warrants outstanding, consisting of 15,000,000 Public Warrants and 455,000 Private Placement Warrants, which will become exercisable thirty days after Closing of the Business Combination, provided that there is an effective registration statement under the Securities Act covering the shares of New MAC Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available. New MAC has agreed to use reasonable best efforts to file such registration statement within [●] days following and to have such registration statement declared effective within [●] business days following the consummation of the Business Combination. The issuance of New MAC Common Stock upon the exercise of warrants would result in dilution to Public Stockholders.

The ownership percentages with respect to New MAC following the Business Combination are based on the assumptions described above. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by MAC’s existing stockholders in New MAC will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus—Ownership of New MAC Upon Completion of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this proxy statement/prospectus.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, MAC expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that MAC expects to achieve from the Business Combination.

Stockholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact business, operating results and financial condition.

MAC may incur additional costs in connection with the defense or settlement of any stockholder litigation in connection with the proposed Business Combination. Litigation may adversely affect MAC’s ability to consummate the proposed Business Combination. MAC could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to MAC’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting MAC’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders. The Proposed Charter includes a substantially similar choice of law forum provision.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Existing Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Existing Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Proposed Charter includes a substantially similar choice of law forum provision. The choice of forum provision in the Proposed Charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New MAC or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although New MAC’s stockholders will not be deemed to have waived New MAC’s compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm New MAC’s business, operating results and financial condition. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were facially valid under Delaware law, there is uncertainty as to whether other courts will enforce New MAC’s federal forum selection clause.

If MAC is deemed to be an investment company under the Investment Company Act, MAC may be required to institute burdensome compliance requirements and MAC’s activities may be restricted, which may make it difficult for MAC to complete the Business Combination.

If MAC is deemed to be an investment company under the Investment Company Act, MAC’s activities may be restricted, including:

•	restrictions on the nature of MAC’s investments;

•	restrictions on the issuance of securities; and

•	each of which may make it difficult for MAC to complete the Business Combination.

•	In addition, MAC may have imposed upon itself burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless MAC can qualify for an exclusion, MAC must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

MAC does not believe that its principal activities and the Business Combination will subject itself to the Investment Company Act. The proceeds held in the Trust Account had, since MAC’s IPO, been held only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations. However, to mitigate the risk of MAC being deemed an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, pursuant to MAC’s instruction, Continental, the trustee managing the Trust Account, has liquidated the U.S. government treasury obligations or money market funds held in the Trust Account into cash (which may include demand deposit accounts) and has been instructed to hold all funds in the Trust Account in such assets until the earlier of consummation of the Business Combination and liquidation. Pursuant to the Investment Management Trust Agreement that governs the Trust Account (the “Trust Agreement”), the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), MAC intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in MAC’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 36 months from the closing of the IPO (or, if the Office of the Delaware Division of Corporations shall not be open for a full business day (including filing of corporate documents) on such date, the next full business day on which the Office of the Delaware Division of Corporations shall be open and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Existing Charter (a) to modify the substance or timing of MAC’s obligation to provide for the redemption of the Public Shares in connection with an initial Business Combination or to redeem 100% of such shares if MAC has not consummated an initial Business Combination within 36 months from the closing of the IPO or (b) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity.

Regardless of our liquidation of trust account funds into cash, MAC may nonetheless be deemed to be an unrestricted investment company. If MAC was deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which MAC has not allotted funds and may hinder its ability to complete a business combination. If MAC is unable to complete the Business Combination, the Public Stockholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Stockholders, and MAC’s warrants will expire worthless.

Risks Related to Redemptions

As a result of the Extension Redemptions, Second Extension Redemptions and the Third Extension Redemptions, the Sponsor currently owns a majority of, and possesses controlling voting power with respect to, the outstanding Common Stock, which will limit other stockholders’ influence on corporate matters. Additionally, Sponsor has agreed to vote in favor of the Business Combination, regardless of how MAC’s public stockholders vote.

As a result of the Extension Redemptions, Second Extension Redemptions and the Third Extension Redemptions, the Sponsor owns and is entitled to vote an aggregate of approximately 71% of the outstanding Common Stock as of the date of this proxy statement/prospectus, which represents a majority of outstanding MAC Common Stock. As such, Sponsor has the ability to outright control MAC’s affairs through the election and removal of the entire Board and all other matters requiring stockholder approval, including a future business combination, merger or consolidation of MAC, or a sale of all or substantially all of MAC’s assets. This concentrated control limits MAC’s public float and could discourage others from initiating any such potential merger, consolidation or sale or other change-of-control transaction that may otherwise be beneficial to MAC’s stockholders. Furthermore, this concentrated control will limit the practical effect of your participation in MAC matters, through stockholder votes and otherwise.

In addition, holders of the Founder Shares, such as the Sponsor, have agreed to vote their shares in favor of the Business Combination Proposal. These holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. These shares are sufficient to approve the Business Combination Proposal and all other proposals being presented at the Meeting, except for Proposal No. 2a of the Organizational Document Proposals, which also requires the affirmative vote of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, as well as the affirmative vote of a majority of the then issued and outstanding shares of MAC Class A Common Stock and Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination Proposal and the other proposals will be received than would otherwise be the case if these holders agreed to vote their Founder Shares in accordance with the majority of the votes cast by Public Stockholders.

There is no guarantee that a Public Stockholder’s decision whether to redeem their stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a MAC stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Public Stockholder does not redeem his, her or its stock, such stockholder will bear the risk of ownership of New MAC Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A MAC stockholder should consult his, her or its own tax and/or financial advisors for assistance on how this may affect his, her or its individual situation.

If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, Public Stockholders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to MAC’s transfer agent prior to the vote at the special meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with DePalma is consummated, MAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Business Combination. See the section entitled “Special Meeting of MAC Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of stockholders are deemed to hold in excess of 15% of MAC Class A Common Stock, you will lose the ability to redeem all such shares in excess of 15% of our MAC Class A Common Stock.

If we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.05 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Marcum LLP, our independent registered public accounting firm, and the underwriters of the offering, will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.05 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.05 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.05 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations.

While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.05 per share.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Our Public Stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the completion window may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the 27th month from the closing of the IPO in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we do not comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the completion window is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

Risks if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the MAC Board will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The MAC Board is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the MAC Board will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.

Risks Related to Taxation

If the Merger, taken together with the Pre-Closing Transactions, does not qualify as an integrated transaction described in Section 351 of the Code or if the Merger does not qualify as a reorganization under Section 368 of the Code, holders of MAC Common Stock may recognize taxable gain as a result of the Merger.

The Merger, taken together with the Pre-Closing Transactions, is intended to qualify as an integrated transaction described in Section 351 of the Code, and the Merger could also potentially qualify as a reorganization under Section 368 of the Code (although such treatment as a reorganization is uncertain as a result, among other things, of the lack of IRS authoritative guidance and case law as to whether the acquisition of stock of a blank check company such as MAC that is formed solely for the purpose of effecting a business combination can qualify for such reorganization treatment). However, any position of MAC and New MAC is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger or the Business Combination.

If the Merger were to fail to qualify as a transaction described in Section 351 of the Code and were to also fail to qualify as a reorganization under Section 368 of the Code, the conversion of MAC Common Stock for New MAC Common Stock pursuant to the Merger generally would be treated as a taxable exchange to the holders of MAC Common Stock, and therefore, holders of MAC Common Stock may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Merger occurs. For additional discussion of certain U.S. federal income tax considerations of the Merger, please see the section entitled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations of the Merger.”

If the Merger does not qualify as a reorganization under Section 368 of the Code, holders of MAC Warrants may recognize taxable gain as a result of the Merger.

The qualification of the Merger as a reorganization under Section 368 of the Code is uncertain as a result, among other things, of the lack of IRS authoritative guidance and case law as to whether the acquisition of stock of a blank check company such as MAC that is formed solely for the purpose of effecting a business combination can qualify for such reorganization treatment. No opinion is being provided to MAC or New MAC regarding whether the Merger will qualify as a reorganization under Section 368 of the Code. Furthermore, any position of MAC and New MAC is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger or the Business Combination.

If the Merger were to fail to qualify as a reorganization under Section 368 of the Code, the conversion of MAC Warrants into New MAC Warrants pursuant to the Merger generally would be treated as a taxable exchange, and therefore, holders of MAC Warrants may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Merger occurs. For additional discussion of certain U.S. federal income tax considerations of the Merger, please see the section entitled “Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations of the Merger.”

Risks if the Business Combination is not Consummated

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.

MAC’s Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) the completion of the Business Combination, and then only in connection with those shares of MAC Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein; (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of MAC’s obligation to allow redemption in connection with the Business Combination or certain amendments to the Existing Charter or to redeem 100% of MAC’s Public Shares if MAC does not complete the Business Combination within 36 months from the closing of the IPO or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity; and (c) the redemption of MAC’s Public Shares if MAC has not completed an initial business combination by October 5, 2024, subject to applicable law. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants and Private Placement Warrants will not have any right to the proceeds held in the Trust Account with respect to such warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.

If MAC is not able to complete the Business Combination with DePalma by October 5, 2024, nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Organizational Documents, it would cease all operations except for the purpose of winding up and MAC would redeem MAC’s Public Shares and liquidate, in which case MAC’s Public Stockholders may only receive $10.35 per share, or less than such amount in certain circumstances, and any Public Warrants or Private Placement Warrants will expire worthless.

MAC’s ability to complete the Business Combination or another initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues in the U.S. and, while the extent of the impact of the outbreak on MAC will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

If MAC is not able to complete the Business Combination with DePalma by October 5, 2024, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to MAC’s Organizational Documents, MAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay MAC’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of MAC’s remaining stockholders and the MAC Board, dissolve and liquidate, subject in the case of clauses (i) and (ii) to MAC’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such case, Public Stockholders may only receive $10.35 per share, and any Public Warrants or Private Placement Warrants will expire worthless. In certain circumstances, Public Stockholders may receive less than $10.35 per share on the redemption of their shares.

MAC has not registered the shares of MAC Class A Common Stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise Public Warrants, thus precluding such investor from being able to exercise its Public Warrants except on a cashless basis and potentially causing such Public Warrants to expire worthless.

MAC has not registered the shares of MAC Class A Common Stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, MAC has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of MAC Class A Common Stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within sixty (60) business days following its initial business combination and to maintain a current prospectus relating to the MAC Class A Common Stock issuable upon exercise of the Public Warrants, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. MAC cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares of MAC Class A Common Stock issuable upon exercise of the Public Warrants are not registered under the Securities Act, MAC will be required to permit holders to exercise their Public Warrants on a cashless basis. However, no Public Warrant will be exercisable for cash or on a cashless basis, and MAC will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if MAC Class A Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, MAC may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event it so elects, MAC will not be required to file or maintain in effect a registration statement, and in the event it does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will MAC be required to net cash settle any Public Warrant, or issue securities or other compensation in exchange for the Public Warrants in the event that it is unable to register or qualify the shares underlying the Public Warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the Public Warrants is not so registered or qualified or exempt from registration or qualification, the holder of such Public Warrant shall not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In such event, holders who acquired their Public Warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the Public Warrants become redeemable by MAC, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. It will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by MAC in the IPO. However, there may be instances in which holders of Public Warrants may be unable to exercise such Public Warrants but holders of MAC’s Private Placement Warrants may be able to exercise such Private Placement Warrants.

New MAC may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

New MAC has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date New MAC sends the notice of redemption to the warrant holders. If and when the warrants become redeemable by New MAC, New MAC may exercise its redemption right even if New MAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. For more information, see the section “Description of New MAC Securities — Warrants — Redemption of Warrants.”

MAC may waive one or more of the conditions to the Business Combination.

MAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by its Existing Charter and applicable laws. For example, it is a condition to MAC’s obligations to close the Business Combination that the representations and warranties of DePalma are true and correct in all respects as of the date of the Business Combination Agreement and as of the date of the Closing (or an earlier date to the extent that an earlier date is referenced in the representation and warranty), except, for certain of the representations and warranties, such inaccuracies that, individually or in the aggregate, would not result in a Material Adverse Effect (as defined in the Business Combination Agreement) on DePalma.

If the net proceeds of the initial public offering and the sale of the Private Placement Warrants not being held in the Trust Account are insufficient to allow us to operate for at least the 36 months following the closing of the initial public offering, MAC may be unable to complete any initial business combination, in which case MAC’s Public Stockholders may only receive $10.35 per share, or less than such amount in certain circumstances, and MAC’s warrants will expire worthless.

As of September 30, 2023, MAC had cash of approximately $50,300 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of September 30, 2023, MAC had total current liabilities of approximately $0.5 million.

The funds available to MAC outside of the Trust Account may not be sufficient to allow MAC to operate until October 5, 2024, assuming that the Business Combination or another similar transaction is not completed during that time. Of the funds available to it, MAC could use a portion of the funds available to pay fees to consultants to assist us with our search for a target business. MAC could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although MAC does not have any current intention to do so. If MAC entered into a letter of intent where it paid for the right to receive exclusivity from a target business and was subsequently required to forfeit such funds (whether as a result of its breach or otherwise), MAC might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If MAC is required to seek additional capital, it would need to borrow funds from Sponsor, members of its management team or other third parties to operate or may be forced to liquidate. Neither the members of its management team nor any of their affiliates is under any further obligation to advance funds in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of its initial business combination. If MAC is unable to obtain additional financing, we may be unable to complete an initial business combination. If MAC is unable to complete its initial business combination because it does not have sufficient funds available, MAC will be forced to cease operations and liquidate the Trust Account. Consequently, MAC’s Public Stockholders may only receive approximately $10.35 per share (assuming the maximum extension contributions are not deposited into the Trust Account) on its redemption of the shares of Public Shares and the Public Warrants will expire worthless.

If, after MAC distributes the proceeds in the Trust Account to the Public Stockholders, MAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and MAC and the MAC Board may be exposed to claims of punitive damages.

If, after MAC distributes the proceeds in the Trust Account to the Public Stockholders, MAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable transfer. As a result, a liquidator could seek to recover all amounts received by our stockholders. In addition, the MAC Board may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and MAC to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. MAC cannot assure you that claims will not be brought against it for these reasons.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, MAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, MAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in its estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any claims deplete the Trust Account, the per-share amount that would otherwise be received by MAC stockholders in connection with its liquidation may be reduced.

If MAC fails to consummate an initial business combination, MAC’s stockholders may be held liable for claims by third parties against MAC to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the shares of Public Shares in the event MAC does not complete an initial business combination within the allotted time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is MAC’s intention to redeem MAC’s shares of Public Shares as soon as reasonably possible following the 21st month from the closing of IPO (or the end of any extension period) in the event MAC do not complete MAC’s initial business combination and, therefore, MAC do not intend to comply with the foregoing procedures.

Because MAC will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to us at such time that will provide for MAC’s payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following MAC’s dissolution. However, because MAC is a blank check company, rather than an operating company, and MAC’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from MAC’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If MAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. MAC cannot assure you that MAC will properly assess all claims that may be potentially brought against MAC. As such, MAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of MAC’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event MAC does not complete its initial business combination within the allotted time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

You may not have the same benefits as an investor in an underwritten public offering.

New MAC will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of New MAC’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New MAC Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New MAC Common Stock or helping to stabilize, maintain or affect the public price of the New MAC Common Stock following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request our capital markets advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New MAC Common Stock that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of DePalma’s securities could result in a more volatile price for the New MAC Common Stock.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New MAC Common Stock on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New MAC Common Stock or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the New MAC Common Stock.

In addition, our initial stockholders, including the Sponsor, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to our stockholders and that would not be present in an underwritten public offering of DePalma’s securities. Such interests may have influenced our board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if DePalma became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

MARKET PRICE AND DIVIDEND INFORMATION

The MAC Units, MAC Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “GATEU”, “GATE” and “GATEW”, respectively.

The closing price of the MAC Units, MAC Class A Common Stock and Public Warrants as of February 17, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.06, $10.07 and $0.0701, respectively. As of    , 2024, the record date for the Special Meeting, the most recent closing price for the MAC Units, MAC Class A Common Stock and Public Warrants was $  , $   and $  , respectively.

Holders of the MAC Units, MAC Class A Common Stock and Public Warrants should obtain current market quotations for their securities. The market price of MAC’s securities could vary at any time before the Business Combination.

Dividend Policy

MAC has not paid any cash dividends on the MAC Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. Although the New MAC Board may intend to pay dividends, the payment of cash dividends with respect to the New MAC common stock in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New MAC subsequent to completion of the Business Combination. The payment of any cash dividends with respect to the New MAC common stock subsequent to the Business Combination will be within the discretion of the New MAC Board. The MAC Board is not currently contemplating and does not anticipate declaring cash or stock dividends on the MAC Common Stock. Further, if MAC incurs any indebtedness in connection with the Business Combination, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.

Price Range of DePalma’s Securities

Historical market price information regarding DePalma is not provided because there is no public market for DePalma’s securities. For information regarding DePalma’s liquidity and capital resources, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma — Liquidity and Capital Resources.”

COMPARATIVE SHARE INFORMATION

The following table sets forth:

•	historical per share information of MAC as of and for the nine months ended September 30, 2023 and the year ended December 31, 2022; and

•

unaudited pro forma per share information of the combined company as of and for the nine months ended September 30, 2023 and the year ended December 31, 2022, after giving effect to the Business Combination, assuming two redemption scenarios as follows

•	Assuming Minimum Redemptions: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their public shares.

•	Assuming Maximum Redemptions: This assumes that 100% Public Shares outstanding are redeemed from Public Stockholders

The historical information should be read in conjunction with “Selected Historical Financial Information of the DePalma Companies,” “Selected Historical Financial Information of MAC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma,” each contained elsewhere in this proxy statement/prospectus and the audited consolidated financial statements and the related notes of DePalma and MAC, each contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net income per share information below does not purport to represent what the actual results of operations of DePalma would have been had the Business Combination been completed or to DePalma’s results of operations that may be achieved after the Business Combination.

As of and for the Nine Months Ended September 30, 2023	MAC (Historical)	Pro Forma Combined (Assuming Minimum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Net income per share - basic and diluted	$—	$0.18	$0.18
Weighted-average shares outstanding - basic and diluted	—	74,803,819	74,846,850
Net loss per redeemable Class A Common Stock - basic and diluted	$(0.36)	$—	$—
Weighted-average redeemable Class A Common Stock outstanding - basic and diluted	925,369	—	—
Net loss per Class B Common Stock - basic and diluted	$(0.36)	$—	$—
Weighted-average Class B Common Stock outstanding - basic and diluted	11,213,333	—	—

As of and for the Year Ended December 31, 2022	MAC (Historical)	Pro Forma Combined (Assuming Minimum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Net income per share - basic and diluted	$—	$0.10	$0.10
Weighted-average shares outstanding - basic and diluted	—	74,803,819	74,846,850
Net income per redeemable Class A Common Stock - basic and diluted	$0.03	$—	$—
Weighted-average redeemable Class A Common Stock outstanding - basic and diluted	27,696,716	—	—
Net income per Class B Common Stock - basic and diluted	$0.03	$—	$—
Weighted-average Class B Common Stock outstanding - basic and diluted	11,213,333	—	—

SPECIAL MEETING OF MAC STOCKHOLDERS

General

MAC is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the MAC Board for use at the Special Meeting stockholders to be held on    , 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to MAC’s stockholders on or about    , 2024. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting of MAC will be held at  :00 a.m., Eastern time, on    , 2024, via live webcast at https://[●], or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals.

In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of MAC’s stockholders and personnel, the Special Meeting will be held virtually. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope, or to direct their brokers or other agents on how to vote the shares in their accounts, as applicable.

Purpose of the MAC Special Meeting

At the MAC Special Meeting, MAC will ask the MAC stockholders to vote in favor of the following proposals:

•

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, the merger of Merger Sub with and into MAC, with MAC surviving the Merger as a wholly-owned subsidiary of New MAC, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus;

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Proposal No. 2 — The Organizational Document Proposals — To consider and vote upon an amendment and restatement of the Existing Charter, and the following material differences between the Proposed Organizational Documents and the Existing Organizational Documents:

•

Proposal No. 2a — to approve the provision in the Proposed Charter changing the authorized capital stock of 221,000,000 shares, consisting of 200,000,000 shares of MAC Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of MAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 260,000,000 shares, consisting of 250,000,000 shares of New MAC Common Stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

•

Proposal No. 2b — to approve the provision in the Proposed Charter pursuant to which: the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of New MAC Common Stock entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to, among other matters: (i) stockholder meetings, (ii) the board of directors and (iii) amendment of the Proposed Charter;

•

Proposal No. 2c — to approve all other changes in connection with the replacement of the Existing Organizational Documents of MAC with the Proposed Organizational Documents of New MAC, including, among other things, changing from a blank check company seeking a business combination within a certain period (as provided in the Existing Organizational Documents), to a corporation having perpetual existence (as provided in the Proposed Charter); and

•

Proposal No. 2d — to provide for a single class of board of directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Proposed Bylaws; and

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Proposal No. 3 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote at the Special Meeting.

Recommendation of the MAC Board

The MAC Board, based in part upon the recommendation of the Special Committee, has determined that each of the proposals is fair to and in the best interests of MAC and its stockholders and has approved such proposals. The MAC Board, based in part on the recommendation of the Special Committee, unanimously recommends that stockholders vote “FOR” each of the proposals (including each of the sub-proposals).

MAC and the DePalma Companies are affiliated with each other as a result of their relationships between their respective principal executive officers and their respective affiliates. When you consider the recommendation of the MAC Board, based in part upon the recommendation of the Special Committee, in favor of approval of the Business Combination Proposal and the other proposals (including each of the sub-proposals), you should keep these affiliate relationships in mind and that MAC’s Sponsor and certain directors and officers have conflicting interests in, or arising from, the Business Combination with the DePalma Companies that are different from, or in addition to (and which could conflict with) with your interests as a stockholder. These affiliate relationships cause conflicts of interest and include the following.

•

The fact that the Sponsor owns (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares that it purchased for $25,000, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares that underlay the 610,000 Private Placement Units it purchased in the Private Placement for a purchase price of $6,100,000 and (ii) 305,000 Private Placement Warrants. The Founder Shares, Private Placement Shares, and Private Placement Warrants held by the Sponsor had an aggregate market value of approximately $88.2 million based upon the closing price of $10.45 per share of MAC Class A Common Stock and $0.035 per Public Warrant on Nasdaq on January 30, 2024. If the Business Combination or another business combination is not consummated by the Business Combination Period, MAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the MAC Board, dissolving and liquidating. In such event, the Founder Shares, Private Placement Shares, and Private Placement Warrants would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. If the Business Combination is consummated, each outstanding Founder Share will be exchanged for one share of New MAC Common Stock and each outstanding Private Placement Share will become one share of New MAC Common Stock. The personal and financial interests of Sponsor may have influenced its motivation in completing the Business Combination.

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The fact that the Master Fund, the majority owner of the Sponsor, has agreed to fund up to $2,650,000 of MAC’s working capital needs pursuant to four promissory notes (the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note) issued by MAC to the Master Fund under which MAC may borrow up to an aggregate amount of $2,650,000. As of February 1, 2024, $600,000, $1,100,000, $500,000 and $125,000 is outstanding under the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, respectively. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note may be converted into Conversion Shares. The Conversion

Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, as applicable. Each of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note is payable in cash upon consummation of the Business Combination, but is not payable if the Business Combination is not consummated. In addition, if MAC is unable to complete a business combination by the end of the Business Combination Period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MAC for services rendered or contracted for or products sold to MAC, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters.

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Based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the MAC IPO, the Sponsor (and MAC’s officers and directors with an economic interest in the Sponsor) may earn a positive rate of return even if the share price of New MAC Common Stock after the Closing falls below the price initially paid for the public Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination.

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The fact that Andrew Milgram, the CEO of MAC, and Paul Arrouet, the President of MAC, are the indirect majority owners and controlling members of MAM, MAM has an indirect controlling interest in the DePalma Companies, MAM is the managing member of the Sponsor, and MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM. As a result of the Business Combination, MAM will receive fees pursuant to the MSA with New MAC. In addition, as a result of Andrew Milgram and Paul Arrouet having an indirect controlling interest in both MAC and the DePalma Companies, they will benefit from the Business Combination through their affiliation with DePalma as well as MAC.

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The fact that the Sponsor, as well as MAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

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The fact that the Sponsor has agreed not to redeem any of the Founder Shares and Private Placement Shares it holds in connection with a stockholder vote to approve a proposed initial business combination.

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The fact that the Sponsor has agreed that the Private Placement Shares and Private Placement Warrants it holds will not be sold or transferred by it until MAC has completed a business combination, subject to limited exceptions.

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The continued indemnification of the current directors and officers of MAC following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination. As of September 30, 2023, none of the directors and officers entitled to indemnification had incurred reimbursable expenses.

Record Date; Persons Entitled to Vote

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of MAC Common Stock at the close of business on    , 2024, which is the record date for the Special Meeting. You are entitled to one vote for each share of MAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were      shares of MAC Common Stock outstanding, of which were shares of MAC Class A Common Stock and       were shares of MAC Class B Common Stock held by the Sponsor and the Anchor Investors.

The Sponsor and the executive officers and directors of MAC have agreed to vote all of their shares of MAC Common Stock in favor of the Business Combination Proposal and the other proposals. The Anchor Investors are not required to vote any of their public shares in favor of the business combination or for or against any other matter presented for a stockholder vote. MAC’s issued and outstanding Public Warrants do not have voting rights at the Special Meeting.

Quorum and Required Vote for Proposals

A quorum of MAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the MAC Common Stock outstanding and entitled to vote at the Special Meeting is virtually present in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal.

As of the record date for the Special Meeting,      shares of MAC Common Stock will be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote online at the virtual Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders virtually present at the Special Meeting or by proxy may authorize adjournment of the Special Meeting to another date.

As of the date of this proxy statement/prospectus, the Sponsor owns 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock, and has agreed to vote all shares of MAC Common Stock owned by it in favor of the Business Combination Proposal and the Organizational Document Proposals. As a result, no additional votes by Public Stockholders will be required to approve the Business Combination Proposal and the Organizational Document Proposals.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. MAC believes the Stockholder Proposals presented to its stockholders will be considered nondiscretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Special Meeting of MAC stockholders.

Revoking Your Proxy

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to MAC’s secretary prior to the date of the Special Meeting or by voting online at the virtual Special Meeting. Attendance at the Special Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to MAC’s secretary at the above address.

Redemption Rights

Pursuant to the Existing Charter, the Public Stockholders of MAC may elect to redeem all or a portion of their Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of permitted withdrawals), divided by the number of then outstanding public shares, subject to the limitations described herein.

As of January 29, 2024, based on funds in the Trust Account of approximately $6.8 million, this would have amounted to approximately $10.67 per share, which includes up to $0.4 million of interest income available to us to pay taxes. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of MAC Common Stock for cash and will no longer own shares of MAC Common Stock or receive shares of New MAC Common Stock. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent prior to the Special Meeting. As of the date of this proxy statement/prospectus, the amount in the Trust Account is initially anticipated to be $10.67 per public share.

Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions

	Minimum Redemptions(1)	50% Redemptions(2)	Maximum Redemptions(3)
IPO underwriting fees(4)	$3,000,000	$3,000,000	$3,000,000
IPO proceeds net of redemptions	$6,806,352	$3,403,176	$0
Underwriting fees as a % of IPO proceeds net of redemptions	44%	88%	N/A

(1)	Assumes that no shares of the MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)	Reflects $3,000,000 of deferred underwriting commission payable upon consummation of the Business Combination (following the underwriter’s waiver of $12,000,000 of IPO underwriting fees).

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of MAC Class A Common Stock or Public Warrants in connection with the Business Combination.

Solicitation of Proxies

MAC will pay the cost of soliciting proxies for the Special Meeting. MAC has engaged Advantage Proxy to assist in the solicitation of proxies for the Special Meeting. MAC has agreed to pay Advantage Proxy a fee of $10,000. MAC will reimburse Advantage Proxy for reasonable out-of-pocket expenses in the amount of $1,500 and will indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses. MAC also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of MAC Class A Common Stock and MAC Class B Common Stock for their expenses in forwarding soliciting materials to beneficial owners of MAC Common Stock and in obtaining voting instructions from those owners. MAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership

As of the date of this proxy statement/prospectus, the Sponsor beneficially owns an aggregate of approximately 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock. The Sponsor has agreed to vote all of its shares of MAC Common Stock in favor of the Business Combination and each of the Stockholder Proposals.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

The Background of the Business Combination

MAC is a blank check company incorporated on December 10, 2020, under the laws of the State of Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of MAC’s multi-faceted expertise, investing and operating experience, broad network of relationships and our focus on creating proprietary transaction opportunities. The terms of the Business Combination Agreement were the result of extensive negotiations between MAC and DePalma (and their respective affiliates and advisors). The following is a brief description of the background of these negotiations.

On October 5, 2021, MAC consummated the initial public offering (“IPO”) of 30,000,000 Units at $10.00 per Unit. Each Unit consists of one share of MAC Class A Common Stock, and one-half of one redeemable Public Warrant, with each Public Warrant entitling the holder thereof to purchase one share of MAC Class A Common Stock for $11.50 per whole share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $300,000,000. Simultaneously with the closing of the IPO, MAC completed the private sale of an aggregate of 910,000 Units to our Sponsor and Cantor Fitzgerald & Co. (“Cantor”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $9,100,000.

As a condition to the IPO, in accordance with the terms of the Underwriting Agreement, the Sponsor, MAC, and MAC’s officers and directors entered into the Letter Agreement on September 30, 2021, pursuant to which the Sponsor and each director and officer of MAC agreed to vote all shares of MAC Common Stock owned by such holder in favor any proposed business combination presented to MAC’s stockholders for approval and not to redeem any shares of MAC Common Stock owned by them in connection with such stockholder approval.

Prior to the consummation of the IPO, neither MAC, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with MAC.

After completing its IPO, MAC commenced an active search for businesses or assets to acquire for the purpose of consummating an initial business combination with a high quality business that has recently undergone a restructuring. MAC management primarily reviewed self-generated ideas from MAC’s management team but it also considered transactions sourced through various investment banking and advisory firms and contacted, and were contacted by, a number of individuals, investors, management teams and entities with respect to business combination opportunities.

MAC considered businesses that it believed would be ready to operate as a publicly traded company, generate stable cash-flow and/or annual recurring revenue, and benefit from our substantial operational experience, capital markets expertise and network, and have a dedicated and proven management team that could leverage opportunities sourced through our proprietary channels. See “— MAC Board’s Reasons for the Approval of the Business Combination” for additional information. Representatives of MAC engaged in due diligence and multiple detailed discussions directly with the senior executives and/or stockholders of multiple potential business combination opportunities as part of its overall business combination evaluation process. In the process that led to identifying DePalma as an attractive investment opportunity, MAC’s management team entered into non-disclosure agreements to receive confidential information regarding 8 potential business combination targets, held management or key investor meetings with 8 potential combination targets, held multiple discussions with and/or performed preliminary due diligence on 8 potential combination targets or their representatives, had preliminary calls with two other potential targets and provided 6 non-binding written or verbal proposals.

Description of negotiation process with candidates other than DePalma

The following provides a description of the negotiating process with potential acquisition targets other than DePalma with which MAC had substantive conversations.

Company A and Company B

In October 2021, representatives of MAC began speaking with certain of its advisors regarding making contact with Company A, a company headquartered in Canada, about a potential transaction with a division of Company A and Company B, a company headquartered in the United States in which affiliates of MAM indirectly hold a minority investment interest. Company A’s target division and Company B are competitors in the same industry.

Over the next several months, certain of MAC’s advisors had several discussions with advisors to Company A about a potential transaction and their views on Company A’s valuation, business and growth prospects. As Company A was a publicly traded company, MAC and representatives from Company B were able to engage in outside due diligence on Company A.

In March 2022, representatives of MAC met with Company A and its advisors to present a non-binding proposal with respect to a potential business combination between MAC, a division of Company A and Company B.

In May 2022, representatives of Company A’s financial advisor called representatives of MAC’s financial advisor at that time to inform MAC that Company A decided not to pursue any transactions.

Company C

In December 2021, representatives of MAC began speaking with key investors in Company C, a company headquartered in the United States, about a potential transaction between Company C and MAC. Affiliates of MAM indirectly hold a minority investment interest in Company C and as a result had access to due diligence information on Company C.

Throughout December and January 2021, MAC completed its preliminary financial analysis to assess the merits of a potential business combination. During the period from January through April 2022, representatives of MAC held several meetings and conference calls with two significant shareholders of Company C about a potential business combination, Company C’s business, operations and growth prospects. Company C ultimately informed representatives of MAC that they believed a business combination with MAC was not something they were interested in pursuing at that time.

Company D

In December 2021, representatives of MAC identified Company D, a company headquartered in the United States, as a potential target for a business combination between Company D and MAC. Representatives of MAC signed a non-disclosure agreement that did not contain standstill provisions and obtained financial information and completed its preliminary financial analysis to assess the merits of a potential business combination.

Representatives of MAC contacted a board member of Company D and arranged an introduction to Company D’s Chief Executive Officer. On January 13, 2022, representatives of MAC held a conference call with Company D’s CEO to discuss Company D’s business, operations, and growth prospects. Following that meeting, representatives of MAC completed additional financial analysis to develop a potential non-binding transaction proposal.

On January 19, 2022, representatives of MAC held a conference call with one of Company D’s largest shareholders to discuss a potential business combination and the benefits that MAC could bring to Company D. On that call, representatives of MAC verbally outlined a non-binding proposal to Company D’s largest shareholder.

In February 2022, through a mutual advisory relationship, such shareholders of Company D ultimately communicated that they did not believe a transaction would make sense for Company D at that time and that they were pursuing other alternatives.

Company E and Company F

In April 2022, MAC was contacted by representatives of Investor A regarding a potential business combination transaction among MAC, Company E and Company F. Company E is a company headquartered in the United States in which funds managed by MAM own a minority interest. Company F is a company headquartered in the United States and is a competitor to Company E.

On April 19, 2022, MAC and Investor A executed a non-disclosure agreement that did not contain a standstill provision with regards to sharing of information regarding Company E and Company F.

MAC and Investor A had multiple conversations in May 2022 regarding a potential business combination among MAC, Company E and Company F, with Investor A providing new equity capital as a private placement in conjunction with the transaction.

In June 2022, Investor A indicated to representatives of MAC that they were not interested in a transaction. MAC began directly speaking with Company F and its shareholder about a business combination that did not include Investor A. On June 21, 2022, MAC signed a non-disclosure agreement that did not contain a standstill provision with Company F’s majority shareholder and began due diligence on Company F. Over the course of the month, representatives of MAC had several calls with Company F management to discuss their business, operations, growth strategy and potential synergies between Company E and Company F.

In July 2022, MAC began working with advisors to develop a proposal regarding a business combination. On July 15, 2022, representatives of MAC initiated discussions with the two largest shareholders in Company E regarding a proposed transaction.

Over the course of July and August 2022, several conversations and meetings were held between representatives of MAC and the two large shareholders in Company E, including the discussion and presentation of preliminary non-binding terms for a transaction. Ultimately, in August 2022, shareholders in Company E informed representatives of MAC that they were not interested in pursuing a transaction with MAC.

Description of negotiation process with DePalma

Beginning in August 2022, MAC’s management and the Manager, in its capacity as DePalma’s representative, began to evaluate the possibility of a business combination transaction. On September 1, 2022, Andrew Milgram, on behalf of MAC, signed a non-disclosure agreement with DePalma, which did not contain a standstill provision. Throughout the month of September 2022, MAC shared with DePalma preliminary financial analyses developed by MAC in order to evaluate the proposed transaction structure, MAC’s organizational structure and other potential corporate forms to effectuate a business combination transaction.

Beginning on September 7, 2022, MAC engaged in conversations with several investment banks to assist in evaluating the merits of the proposed transaction, including among others, potential public market receptivity, market positioning. Ultimately on November 11, 2022, MAC retained Piper Sandler to act as capital markets advisor with regards to a proposed transaction with DePalma.

On September 14, 2022, a virtual meeting was held among representatives of MAC and MAC’s counsel to ensure proper protocols were in place with respect to related party transactions in connection with an initial business combination.

On October 21, 2022, the MAC Board held a virtual meeting, which was attended by certain MAC officers and representatives of Ellenoff Grossman & Schole LLP, MAC’s counsel. The MAC Board discussed (i) the preliminary discussions with DePalma for a business combination transaction and (ii) the general transaction value range based on a NYC taxicab medallion valuation of $200,000 to $250,000, subject to the formation of the

Special Committee and a prior favorable recommendation from the Special Committee. In addition, the MAC Board discussed the appointment of an independent director, for which the MAC Board would have the opportunity to interview prior to his/her appointment. In addition, MAC Counsel also addressed the MAC Board to outline the proper protocols to follow going forward with respect to a related party transaction.

On October 26, 2022, MAC filed a preliminary proxy statement to solicit shareholder approval, among other matters, for an extension amendment to extend the date by which MAC must complete an initial business combination from January 5, 2023 to July 5, 2023.

On October 21, 2022, MAC informed the MAC Board that it had identified a potential independent board member.

On October 27, 2022, the MAC Board held a virtual conference call to meet with and discuss the qualifications of Patrick J. Bartels, Jr., with regards to his potential appointment as a new board member.

On November 15, 2022, the representatives of DePalma hosted a virtual meeting attended by representatives of MAC along with its counsel at Paul Hastings LLP and its capital markets advisor at Piper Sandler. DePalma discussed its business, DePalma’s fit with MAC, future prospects and growth opportunities and views on valuation.

Between November 2022 and January 2023, representatives of MAC engaged in multiple calls with DePalma and Paul Hastings LLP, Reed Smith LLP, counsel to DePalma, Piper Sandler, Ernst & Young Ltd., DePalma auditor and tax advisor, and Schulte Roth, tax advisor to various Marblegate affiliated funds, to discuss a potential business combination between DePalma and MAC, potential transaction structures, process timeline and to answer initial due diligence questions posed by representatives of MAC, Piper Sandler and counsel, including the timing for DePalma to obtain any required PCAOB-audited financial statements. During the negotiation period, no stockholders agreed to waive their redemption rights in connection with the Business Combination. However, the Sponsor and MAC’s officers and directors had agreed to waive such rights in connection with the IPO.

On November 9, 2022, MAC filed its final extension proxy seeking to extend the SPAC termination deadline, which disclosed that MAC was in preliminary discussions with a related party in connection with the Business Combination.

On December 2, 2022, the MAC Board approved (i) the appointment of Patrick J. Bartels, Jr. as the new independent director and (ii) the creation of a special committee of the Board with the full power and authority to evaluate, negotiate and make recommendations to the Board regarding the proposed Business Combination, and appointed Patrick J. Bartels, Jr. to the Special Committee.

In January 2023, Huron Transaction Advisory LLC (“Huron”) was engaged by the Special Committee solely to provide an opinion to the Special Committee as to the fairness, from a financial point of view, to MAC (as opposed to fairness to only those stockholders of MAC unaffiliated with the Sponsor or its affiliates or to all stockholders of MAC as a group) of the consideration to be paid for DePalma in the proposed Business Combination. In the two years preceding January 2023, Huron was not engaged to provide financial advisory or other services to MAC for which Huron received compensation. In the two years preceding January 2023, Huron was engaged to provide due diligence services to a portfolio company of MAM, and Huron received fees for such services totaling $175,000, paid to Huron by the portfolio company. At the time of Huron’s engagement, the portfolio company was not owned by MAM or any of its affiliates, and MAM’s role was solely as a lender. Subsequent to Huron’s limited engagement, a restructuring took place and MAM-affiliated funds are now majority owners of the portfolio company.

On January 24, 2023, representatives of DePalma provided the Special Committee a non-binding term sheet with regards to the proposed transaction.

On January 30, 2023, representatives of Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), on behalf of the Special Committee, sent to representatives of DePalma and the Manager, a revised draft of the non-binding letter of intent, which reflected (among other things) changes in the transaction consideration mechanics, adjustments to sponsor share lock-up, and adjustments to the terms of the MSA.

On January 30, 2023, representatives of DePalma sent the Special Committee a revised draft of the non-binding term sheet with regards to the proposed transaction which reflected (among other things) further changes in the transaction consideration mechanics, adjustments to sponsor share lock-up, and adjustments to the terms of the MSA.

On January 31, 2023, representatives of Akin Gump, on behalf of the Special Committee, sent to representatives of DePalma and the Manager, a revised draft of the non-binding letter of intent, which stated (among other things) changes in the transaction consideration mechanics, adjustments to sponsor share lock-up and adjustments to the MSA.

On February 1, 2023, representatives of DePalma sent the Special Committee a revised draft of the non-binding term sheet with regards to the proposed transaction which stated (among other things) changes in the transaction consideration mechanics, adjustments to sponsor share lock-up and adjustments to the MSA.

On February 3, 2023, representatives of DePalma and representatives of the Special Committee agreed on the final terms of the non-binding term sheet.

At a meeting of the Special Committee on February 5, 2023, Huron delivered its opinion, dated February 5, 2023, to the Special Committee to the effect that, as of the such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, the consideration (which was assumed in Huron’s opinion to be the number of shares of New MAC Common Stock based on an assumed DePalma Equity Value (excluding the Minimum Cash Amount) of $750,595,712 as of January 27, 2023 divided by $10.00) proposed to be paid for the DePalma Companies pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC.

On February 8, the MAC Board met via videoconference, at which all of MAC’s directors participated and were joined by members of MAC’s management team, representatives of the Special Committee and representatives of Paul Hastings LLP, to formally consider the proposed transaction. The agenda included a discussion of the final transaction terms and rationale for the Business Combination Agreement. At this meeting, Patrick J. Bartels, Jr., the sole member of the Special Committee, provided an overview of the status of MAC’s negotiations with DePalma regarding the proposed transaction. Representatives of Paul Hastings LLP advised the members of the Board of their fiduciary duties in connection with evaluating and approving the proposed transaction, summarized the material terms of the Business Combination Agreement and ancillary agreements, and provided an overview of the post-signing communications and securities law process. In addition, the Special Committee issued its recommendation in favor of the Business Combination Agreement. After discussion among Board members and management, the Board unanimously approved a motion to approve the Business Combination Agreement and ancillary agreements and the proposed transaction.

Legal counsel to the parties and management of DePalma and MAC worked to finalize the Business Combination Agreement and ancillary agreements, which the parties executed on February 14, 2023.

On May 19, 2023, MAC filed a preliminary proxy statement to solicit stockholder approval, among other matters, for an extension amendment to extend the date by which MAC must complete an initial business combination from July 5, 2023 to January 5, 2024. On June 5, 2023, MAC filed its final proxy statement seeking to extend the SPAC termination deadline to January 5, 2024. On June 27, 2023, MAC’s stockholders approved the second extension amendment.

On November 15, 2023, MAC filed a preliminary proxy statement to solicit stockholder approval, among other matters, for an extension amendment to extend the date by which MAC must complete an initial business combination from January 5, 2024 to October 5, 2024. On November 28, 2023, MAC filed its final proxy statement seeking to extend the SPAC termination deadline to October 5, 2024. On December 19, 2023, MAC’s stockholders approved the third extension amendment.

Leading up to and subsequent to signing the Business Combination Agreement, representatives of DePalma and MAC and their legal advisors have worked together to prepare this proxy statement/prospectus and the Registration Statement.

The primary negotiator of the Business Combination Agreement on behalf of DePalma was Jared Golub. Although Mr. Golub will not receive any direct compensation as a result of the Business Combination, he does receive compensation from MAM as an employee and is entitled to distributions pursuant to his indirect partial ownership of MAM and the various GPs of the DePalma Equityholders. Additionally, all negotiated items were subject to approval by Andrew Milgram, who will hold the position of CEO and Director of New MAC.

MAC Board’s Reasons for the Approval of the Business Combination

MAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The MAC Board, in evaluating the Business Combination, consulted with the Special Committee, MAC’s management and its legal and capital markets advisors. In reaching its resolutions (i) that the Business Combination Agreement and the transactions contemplated thereby are advisable and in the best interests of MAC and (ii) to recommend that the MAC stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the MAC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the MAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determinations and supporting its decisions. The MAC Board viewed its decisions as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the MAC Board’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

After careful consideration, on February 8, 2023, the MAC Board, based in part upon the recommendation of the Special Committee, unanimously (i) approved and adopted the Business Combination Agreement and the transactions contemplated thereby, (ii) determined that the Business Combination is fair to, advisable, and in the best interests of MAC and its stockholders, and (iii) recommended that the stockholders of MAC approve the Business Combination Agreement and the other proposals (including each of the sub-proposals).

Before reaching its decision, the MAC Board considered the results of the due diligence conducted by its management and legal advisors, which included:

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extensive meetings and calls with DePalma’s management team, as well as with its advisors (including Reed Smith LLP) regarding, among other things, market dynamics, operations, financials and plans, including the sale of Owned Medallions, which could include seller financing thereby converting our Owned Medallions into new, performing medallion loans, increased deployment of new vehicles in Septuagint’s leased fleet and increased recoveries on defaulted loans as further set forth under the heading “— Information About DePalma — Strategy”;

•	industry and market research, including certain interviews with industry experts and executives;

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review of material contracts and other documentation including but not limited to those relating to regulatory compliance, HR and other legal matters, including review of such documents by Paul Hastings LLP; and

•	review of DePalma’s financial statements and internal reports.

In the prospectus for MAC’s IPO, MAC identified the following general criteria to screen for and evaluate target businesses although MAC indicated it may enter into a business combination with a target business that does not meet these criteria:

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Post-Restructured Companies. MAC believes that post-restructured companies offer the potential for discounted valuations to their publicly traded peers given the complexity involved in understanding restructurings and post-restructured businesses (with the lack of information and research coverage) and the ownership base of former lenders whose debt was swapped for equity in restructurings. As restructuring specialists, MAC’s management team has a strong understanding of how to evaluate post-restructured companies and a robust network to identify opportunities among these companies. MAC intends to target companies that have strengthened their balance sheets through a restructuring process. In addition to restructuring the balance sheet, a successful restructuring process can also drive positive operating results from turnaround initiatives taken during a restructuring. Better asset mixes and revitalizing their operating models can create stable growth potential for these businesses going forward.

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Revitalized Growth Strategy. MAC intends to focus on acquisition targets that have the potential to develop a leading, growing or significant niche market position in their respective industries. MAC believes that companies that successfully reorganize themselves use the process to not only reorder their liability structure but also to rework and reinvigorate their growth strategy. The unshackling of a business from an overburdened balance sheet and cost structure can enable it to invest in growth initiatives that will grow top line revenues as well as total enterprise profitability. MAC will analyze the strengths and weaknesses of potential target businesses relative to their competitors and will seek to acquire one or more businesses that MAC believes have the ability to demonstrate advantages such as improvements to quality of product or significant measurable cost savings when compared to their competitors, which may help to increase their market share and profitability.

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Discount to Publicly Traded Peers. MAC anticipates seeking potential candidates that are valued at a significant discount to their publicly traded peers. This discount allows for meaningful return potential for stockholders following the business combination and provides the targets’ current owners the opportunity for liquidity and multiple expansion.

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Compelling Industry Characteristics. MAC intends to focus on acquisition targets that have the potential to be or are industry leaders. These companies tend to operate in fragmented markets which present opportunities for significant consolidation and growth. MAC will attempt to identify an acquisition target that may benefit from synergistic add-on acquisitions, new product markets and geographies, increased production capacity, expense reduction and increased operating leverage. In general, MAC focuses its investing attention on industries which enjoy broad stability and have favorable growth dynamics.

These criteria were not intended to be exhaustive. MAC stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as on other considerations, factors and criteria that MAC’s management may deem relevant. In the event that it decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, MAC indicated that it would disclose that the target business does not meet the above criteria in MAC’s stockholder communications related to its initial business combination.

In considering the Business Combination, the MAC Board concluded that DePalma met all of the above criteria. In addition, the MAC Board consulted with the Special Committee and MAC’s management and considered a number of factors in evaluating the Business Combination. In particular, the MAC Board considered, among other things, the following factors, although not weighted or in any order of significance:

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Consistent With Prospectus Investment Criteria. The DePalma Companies met the investment criteria identified in the prospectus for MAC’s IPO related to a high quality business that has recently undergone a restructuring.

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Public Company Positioning and Readiness. The MAC Board believes DePalma is well-positioned to be a public company in terms of scale and size, and a company that public equity market investors will understand and value.

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Management Team. The DePalma Companies have been managed since their inception by MAM. MAM’s team possesses deep knowledge of the industry, has a proven track record in managing the DePalma Companies and are well suited to realize the investment potential from the Business Combination. Through MAC’s due diligence investigation, MAC’s management had knowledge of, and was familiar with, the DePalma Companies’ businesses and financial condition, including its historical financial results, financial plan and future prospects.

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Critical and Perpetual New York City Infrastructure Assets. New York City’s financial support of the MRP+ evidences the critical nature of taxicabs as a key transportation modality in the City. Additionally, the 25-year duration of the program underscores the perpetual nature and durability of cash flows from medallions.

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Scale and Market Penetration. The DePalma Companies have interests, including via collateral backing medallion loans, in NYC taxi medallions representing approximately 30% of the outstanding NYC taxi medallions. The DePalma Companies’ scale provides a competitive advantage in executing their business plan.

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Stable Cash Flow From MRP+ Portfolio. The medallion loans that have been restructured pursuant to the MRP+ provide stable and predictable cash flows while the remainder of the loan portfolio is restructured and reperformed.

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Historical Cash Collections and Restructurings. The DePalma Companies have successfully restructured, resolved or reperformed approximately 2,000 medallions and have generated significant cash collections.

•	Vertical Integration. As a lender and operator, the DePalma Companies have a differentiated business that provides for flexibility and optionality in generating cash flow and earnings from its assets.

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Attractive Valuation. The MAC Board’s determination that if DePalma is able to achieve its business plan, then MAC’s stockholders will have acquired their shares of New MAC Common Stock at an attractive valuation, which would increase stockholder value.

•	Current Trends. Recent trends in the NYC taxi market, including increases in active drivers and driver economics, including but not limited to the December 2022 fare increase.

•	Market Growth. Growth opportunities through continued reperformance and restructuring of existing defaulted loans and origination of new loans to new borrowers.

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Transaction Consideration for All Parties in Equity. All parties, including DePalma, the Sponsor and the Public Stockholders will receive the same consideration in the transaction and there is no party who is receiving cash consideration.

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Opinion of Huron Transaction Advisory LLC to the Special Committee. The Special Committee received the written opinion, dated February 5, 2023, of Huron, which was engaged solely to render such opinion, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, the consideration (which was assumed in Huron’s opinion to be the number of shares of New MAC Common Stock based on an assumed DePalma Equity Value (excluding the Minimum Cash Amount) of $750,595,712 as of January 27, 2023 divided by $10.00) proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC. See “Proposal No. 1 — The Business Combination Proposal — Opinion of Huron Transaction Advisory LLC to the Special Committee.”

In the course of its deliberations, in addition to the various other risks associated with the business of DePalma, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the MAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

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Macroeconomic Risks Generally. Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments, and the effects they could have on New MAC’s revenues and financial performance.

•	Business Plan May Not be Achieved. The risk that DePalma may not be able to execute on its business plan and realize its financial performance.

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Brand and Reputation. Marblegate and DePalma’s brand and reputation are critical to DePalma’s success, and any publicity, regardless of accuracy, that portrays either party negatively could adversely impact operating results.

•	Valuation. The risk that the MAC Board may not have properly valued DePalma’s assets.

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Stockholder Vote and Other Actions. The risk that MAC stockholders may object to and challenge the Business Combination and take action that may prevent or delay the closing, including to vote against the Stockholder Proposals at the Special Meeting or redeem their Public Shares.

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Liquidation. The risks and costs to MAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in MAC being unable to effect a business combination within the completion window, which would require MAC to liquidate.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within MAC’s control.

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No Survival of Remedies for Breach of Representations, Warranties or Covenants of DePalma. The terms of the Business Combination Agreement provide that MAC will not have any surviving remedies against DePalma or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of DePalma’s representations, warranties or covenants set forth in the Business Combination Agreement. As a result, MAC stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of DePalma prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The MAC Board has determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of MAC will be, collectively, the majority equityholders in the combined company.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

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Exclusivity/Non-Solicit. The Business Combination Agreement includes a non-solicit provision prohibiting MAC from initiating, discussing or making certain proposals which could lead to an alternative business combination.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Redemptions. The risk that holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•	Listing. The potential inability to maintain the listing of New MAC’s securities on Nasdaq following the Closing.

•	Distraction to Operations. The risk that the potential diversion of DePalma’s management and employee attention as a result of the Business Combination may adversely affect DePalma’s operations.

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Readiness to be a Public Company. As New MAC has not previously been a public company, it or the Manager may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that New MAC or the Manager will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

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Low Float and Likely Limited Trading Liquidity. As New MAC ownership will be over 90% beneficially held by DePalma and the Sponsor immediately following the Closing, the public trading float following the Business Combination will be limited and it is not clear that an active trading market will develop for the shares of New MAC Common Stock.

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Conflicts of Interest Between MAC and DePalma. Certain conflicts of interest exist between MAC and DePalma, as described under “Proposal No. 1 — The Business Combination Proposal — Interests of MAC’s Sponsor, Directors and Officers in the Business Combination.” As a result, certain directors and officers of MAC may find it difficult to determine how to meet their fiduciary duties to MAC as well as DePalma, which could result in a less favorable result for MAC than would be the case if they were solely officers and directors of our company.

•	Risk Factors. The MAC Board considered risks of the type and nature described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the MAC Board also considered that certain of MAC’s directors and officers may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of MAC’s stockholders, including the matters described under the sections entitled “Risk Factors” above and “— Interests of MAC’s Sponsor, Directors and Officers in the Business Combination” below. However, the MAC Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the Public Shares.

Based on its review of the foregoing considerations, the MAC Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects that MAC stockholders will receive as a result of the Business Combination. The MAC Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the MAC Board is not intended to be exhaustive but includes the material factors considered by the MAC Board. The MAC Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the MAC Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Opinion of Huron Transaction Advisory LLC to the Special Committee

On February 5, 2023, Huron rendered to the Special Committee its opinion, dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, the consideration (which was assumed in Huron’s opinion to be the number of shares of New MAC Common Stock based on an assumed DePalma Equity Value (excluding the Minimum Cash Amount) of $750,595,712 as of January 27, 2023 divided by $10.00) proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC.

The full text of Huron’s written opinion, dated February 5, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion, is attached as Annex G and is incorporated herein by reference. The summary of the written opinion of Huron set forth below is qualified in its entirety by the full text of Huron’s written opinion attached as Annex G. Huron’s opinion was provided for the information and assistance of the Special Committee (in its capacity as such and not in any other capacity) in connection with and for purposes of its consideration of the Business Combination. Huron was engaged solely to render its opinion, and Huron’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to MAC (as opposed to fairness to only those stockholders of MAC unaffiliated with the Sponsor or its affiliates or to all stockholders of MAC as a group) of the consideration proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement. Huron’s opinion did not address any other term or aspect of the Business Combination Agreement or the Business Combination and does not constitute a recommendation to any stockholder of MAC or any other person as to how such stockholder or other person should vote or act with respect to the Business Combination or any other matter, including whether or not any Public Stockholder should elect to redeem all or a portion of their Public Shares.

The full text of Huron’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Huron in preparing its opinion.

For purposes of Huron’s analyses and opinion, MAC advised Huron and, with the consent and approval of the Special Committee, Huron assumed, without independent verification, that, based on a DePalma Equity Value (excluding the Minimum Cash Amount) equal to $750,595,712 (the “January 27, 2023 DePalma Transaction Valuation”) derived by MAC from the taxi medallion loans owned by DePalma I (including the unpaid principal balance thereof and, for each taxi medallion loan, the New York City taxi medallion(s), the Chicago taxi medallion(s) and/or the Philadelphia taxi medallion(s) securing such medallion loan) and the New York City taxi medallions, the Chicago taxi medallions and the Philadelphia taxi medallions owned by DePalma II, in each case as of January 27, 2023, the consideration for the DePalma Companies in the Business Combination would be 75,059,571.2 shares of New MAC Common Stock, excluding shares issued on account of cash. For purposes of Huron’s analyses and opinion, with the consent and approval of the Special Committee, Huron assumed, without independent verification, that each share of New MAC Common Stock would have a value equal to $10.00 per share (with such $10.00 value being based on MAC’s initial public offering and MAC’s approximate cash held in MAC’s trust account per outstanding share of MAC Class A Common Stock (excluding the dilutive impact of (i) non-redeemable shares of MAC Class A Common Stock, (ii) shares of MAC Class B Common Stock, and (iii) any warrants to purchase MAC Common Stock) and, accordingly, the proposed consideration for the DePalma Companies would have an implied value equal to the January 27, 2023 DePalma Transaction Valuation. With the consent and approval of the Special Committee, Huron rendered its opinion as if the proposed consideration for the DePalma Companies would be paid directly by MAC.

In connection with its opinion, Huron:

•	reviewed a draft dated February 3, 2023 of the Business Combination Agreement;

•	reviewed certain publicly available financial and other information relating to MAC contained in its public filings;

•

reviewed certain financial and other information relating to the DePalma Companies and their assets made available to Huron by MAM, including (A) the unpaid principal balance of loans of DePalma I secured by taxi medallions, payment information for such loans participating in the New York City Taxi and Limousine Commission’s Medallion Relief Program and Loan Guaranty Program and other performing loans of DePalma I secured by taxi medallions and other loan information contained in a data tape provided by MAM and (B) “run-rate” financial estimates relating to taxi medallions owned by the DePalma Companies for the calendar year 2024 under a fleet leasing scenario contemplated by the management of MAM;

•	utilized certain sensitivities to the fleet leasing scenario contemplated by the management of MAM as directed by the Special Committee;

•	engaged in discussions with certain members of the management of MAM, and with the Special Committee, regarding the DePalma Companies and their assets, the Business Combination and related matters;

•	reviewed publicly available information regarding purchase prices paid in recent sales of taxi medallions in New York City, Chicago and Philadelphia;

•	reviewed financial and stock market data, including valuation multiples, for certain other companies, the securities of which are publicly traded, in lines of business that Huron deemed relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Huron deemed appropriate.

As discussed with the Special Committee, Huron did not perform any analysis to value the securities of MAC or New MAC, including MAC Common Stock or New MAC Common Stock. In addition, based on the unavailability of financial projections (other than the limited “run-rate” financial estimates referred to above), Huron did not perform any analysis of the DePalma Companies as an operating business and Huron’s analyses were necessarily limited to sum-of-the parts analyses of implied asset-level values by asset type. Furthermore, Huron did not consider the corporate overhead costs to be incurred by New MAC following the Business Combination and assumed, without independent verification, that incremental future corporate overhead costs resulting from acquiring the DePalma Companies in the Business Combination in lieu of an asset purchase by MAC of loans and taxi medallions from the DePalma Companies would not be material to Huron’s analyses or opinion.

Huron assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Huron, discussed with or reviewed by Huron, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Huron assumed, without independent verification, that there had been no change in the assets, liabilities, business, financial condition, results of operations, or prospects of any of MAC or the DePalma Companies since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Huron that would be material to Huron’s analyses or opinion, that such financial statements and other information reflected all of the assets and liabilities of MAC and the DePalma Companies, and that there were no information or facts that would make any of the information reviewed by Huron incomplete or misleading. Furthermore, Huron assumed that the “run-rate” financial estimates referred to above were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MAM assuming the fleet leasing scenario contemplated by such management. Huron expressed no view or opinion as to such financial estimates, the assumptions on which they were based or the sensitivities to such contemplated fleet leasing scenario utilized by Huron as directed by the Special Committee. Huron assumed, based on discussions with the management of MAM and with the consent of the Special Committee, that all information relied upon by Huron provided a reasonable basis upon which to evaluate the DePalma Companies and the Business Combination. In addition, Huron did not make any independent evaluation or appraisal of any of the individual assets or liabilities (contingent, derivative, off balance-sheet or otherwise) of any of MAC or the DePalma Companies or the individual collateral securing any of such assets or liabilities, or the collectability of any such assets, nor was Huron furnished with any such evaluation or appraisal, and Huron did not conduct a physical inspection of the properties or assets of any of MAC or the DePalma Companies, nor did Huron examine any individual loan or credit files.

Huron assumed that (i) the final executed Business Combination Agreement would not differ in any respect material to Huron’s analyses or opinion from the draft of the Business Combination Agreement reviewed by Huron, (ii) the representations and warranties made by the parties to the Business Combination Agreement and related agreements were and would be true and correct in all respects material to Huron’s analyses and opinion, (iii) each party would perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement in all respects material to Huron’s analyses and opinion, (iv) all conditions to the consummation of the Business Combination would be satisfied without material waiver or modification thereof, and (v) the actual amount of the DePalma Equity Value and the number of shares of New MAC Common Stock actually issued as consideration for the DePalma Companies at the closing of the Business Combination pursuant to the Business Combination Agreement would not differ from the January 27, 2023 DePalma Transaction Valuation and the consideration for the DePalma Companies Huron assumed in any respect that would be material to Huron’s analyses or opinion. Huron also assumed that the Business Combination would be consummated on the terms set forth in the Business Combination Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Huron’s analysis or opinion, and that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Business Combination would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of any of MAC, New MAC or the DePalma Companies, or otherwise have an effect on the Business Combination, any of MAC, New MAC or the DePalma Companies or any expected benefits of the Business Combination that would be material to Huron’s analyses or opinion. Huron also assumed, without independent verification, that the Business Combination would have the tax treatment described in discussions with, and materials furnished to Huron by, representatives of MAC. Huron did not evaluate and did not express any opinion as to the solvency or fair value of any of MAC, New MAC or the DePalma Companies or any other party, or the ability of any of MAC, New MAC or the DePalma Companies or such other party to pay its respective obligations when they come due, or as to the impact of the Business Combination on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Huron is not a legal, regulatory, tax or accounting advisor, and Huron expressed no opinion as to any legal, regulatory, tax, accounting or other similar matters.

Huron expressed no view as to, and its opinion did not address, the underlying business decision of the Special Committee, the MAC Board or MAC to proceed with or effect the Business Combination, or the relative merits of the Business Combination as compared to any alternative business strategies or transactions (including, without limitation, liquidation) that might be available to MAC or in which MAC might engage. Huron’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Huron’s written opinion, to MAC (as opposed to fairness to only those stockholders of MAC unaffiliated with the Sponsor or its affiliates or to all stockholders of MAC as a group) of the consideration proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement. Huron expressed no view on, and its opinion did not address, any other term or aspect of the Business Combination Agreement or the Business Combination, including, without limitation, the structure or form of the Business Combination, the calculations used to derive the DePalma Equity Value and the consideration for the DePalma Companies (including, without limitation, the various per medallion collateral values set forth in the Business Combination Agreement), any allocation of the consideration for the DePalma Companies (including, without limitation, the relative fairness to MAC of the portion thereof paid in exchange for the contributed equity of DePalma I as compared to the portion thereof paid in exchange for the contributed equity of DePalma II, or vice versa), the payment of expenses, or any management services, support, registration rights, lock-up or other agreements or arrangements contemplated by the Business Combination Agreement or entered into in connection with or otherwise contemplated by the Business Combination. Huron expressed no view or opinion as to (i) the fairness of the Business Combination or any other term or aspect of the Business Combination to, or any consideration to be received in connection therewith by, or the impact of the Business Combination on, the holders of any class of securities, creditors or other constituencies of MAC or any other party (including, without limitation, the relative fairness of the consideration for the DePalma Companies as compared to any such consideration or vice versa) or (ii) the future financial performance of any of MAC, New MAC or the DePalma Companies or the future financial or other effects or impact of the Business Combination on, or any other consequences of the Business Combination to, any of MAC, New MAC or the DePalma Companies. In addition, Huron expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of any of MAC, New MAC or the DePalma Companies or any party, or class of such persons, in connection with the Business Combination, whether relative to the consideration proposed to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement or otherwise. Huron’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Huron as of, the date of Huron’s opinion, and Huron does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions, and in particular the metropolitan taxi medallion industry continues to undergo a significant long-term downturn. Huron expressed no view or opinion as to the actual value of New MAC Common Stock when issued in the Business Combination or the prices at which New MAC Common Stock, MAC Common Stock or any other securities of any of MAC, New MAC or the DePalma Companies (including the shares of New MAC Common Stock issued as consideration in the Business Combination) would trade or otherwise be transferable at any time, including following the announcement or consummation of the Business Combination. Huron’s opinion does not constitute a recommendation to any stockholder of MAC or any other person as to how such stockholder or other person should vote with respect to the Business Combination or any other matter, including whether or not any Public Stockholder should elect to redeem all or a portion of their Public Shares.

Huron’s financial advisory services and its written opinion were provided for the information and assistance of the Special Committee (in its capacity as such and not in any other capacity) in connection with and for purposes of its consideration of the Business Combination. The issuance of Huron’s opinion was approved by a committee of Huron authorized to approve opinions of that nature.

Summary of Huron Financial Analyses

The following is a summary of the material financial analyses prepared and reviewed with the Special Committee in connection with Huron’s opinion, dated February 5, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Huron, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Huron. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Huron. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Huron’s financial analyses and opinion. In performing its analyses, Huron made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MAC, New MAC, the DePalma Companies, MAM or any other parties to the Business Combination. None of MAC, New MAC, the DePalma Companies, MAM or Huron or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of any entity, business, asset or security do not purport to be appraisals or reflect the prices at which any such entity, business, asset or security may actually be sold. No company, transaction or business used in Huron’s analyses for comparative purposes is identical to the DePalma Companies or their respective businesses or assets.

Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty, and an evaluation of the results of those analyses is not entirely mathematical. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 1, 2023 and is not necessarily indicative of current market conditions.

Asset-Level Sum-of-the-Parts Analyses

Huron performed multiple asset-level sum-of-the-parts analyses in order to derive three implied reference ranges for the DePalma Companies. In performing these analyses, Huron utilized certain financial and other information relating to the DePalma Companies and their assets made available to Huron by MAM, including an electronic format data tape as of January 27, 2023 and “run-rate” financial estimates relating to taxi medallions owned by DePalma II for the calendar year 2024 under a fleet leasing scenario contemplated by the management of MAM. Huron also utilized selected implied taxi medallion value assumptions based, in part, on data described below in “Selected Taxi Medallion Sale Transactions Data” and selected estimated calendar year 2024 EBITDA multiples based, in part, on data described below in “Selected Public Fleet Leasing Companies Multiples Data.”

Reference Range #1. Huron performed an asset-level sum-of-the-parts analysis by asset type as follows:

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For loans secured by 1,347 medallions participating in the New York City Taxi and Limousine Commission’s Medallion Relief Program and Loan Guaranty Program, Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum of the unpaid principal balance of such loans, to (2) a high equal to the sum of the implied net present value of remaining loan payments for such loans using a discount rate of 5%;

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For non-performing loans secured by 1,508 New York City taxi medallions (except for 10 loans each with an unknown unpaid principal balance (nominally recorded at $0.01)), Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum adding together the lesser, for each loan, of either the unpaid principal balance of such loan or a selected implied value assumption of $165,000 for the New York City taxi medallion securing such loan, to (2) a high equal to the sum adding together the lesser, for each loan, of either the unpaid principal balance of such loan or a selected implied value assumption of $195,000 for the New York City taxi medallion securing such loan;

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For other loans in repayment secured by 64 New York City taxi medallions, Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum adding together the lesser, for each loan, of either the implied net present value of remaining loan payments for such loan using a discount rate of 9% or a selected implied value assumption of $165,000 for the New York City taxi medallion securing such loan, to (2) a high equal to the sum adding together the lesser, for each loan, of either the implied net present value of remaining loan payments for such loan using a discount rate of 9% or a selected implied value assumption of $195,000 for the New York City taxi medallion securing such loan;

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For non-performing loans secured by 1,141 Chicago or Philadelphia taxi medallions (except for 221 loans each with an unknown unpaid principal balance (nominally recorded at $0.01)), Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum adding together the lesser, for each loan, of either the unpaid principal balance of such loan or a selected implied value assumption of $11,000 for the Chicago or Philadelphia taxi medallion securing such loan, to (2) a high equal to the sum adding together the lesser, for each loan, of either the unpaid principal balance of such loan or a selected implied value assumption of $13,000 for the Chicago or Philadelphia taxi medallion securing such loan;

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For non-performing loans secured by two Newark taxi medallions (including one loan with an unpaid principal balance of zero) and a non-performing loan secured by 10 Miami taxi medallions, Huron ascribed no value to such loans;

•

For loans in repayment secured by three Chicago or Philadelphia taxi medallions, Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum adding together the lesser, for each loan, of either the implied net present value of remaining loan payments for such loan using a discount rate of 9% or a selected implied value assumption of $11,000 for the Chicago or Philadelphia taxi medallion securing such loan, to (2) a high equal to the sum adding together the lesser, for each loan, of either the implied net present value of remaining loan payments for such loan using a discount rate of 9% or a selected implied value assumption of $13,000 for the Chicago or Philadelphia taxi medallion securing such loan;

•	For loans in repayment secured by five Newark taxi medallions, Huron calculated the implied net present value of remaining loan payments for such loans using a discount rate of 12%;

•

For loans “in payoff” secured by 134 Chicago or Philadelphia taxi medallions, Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to the sum adding together, for each loan, a selected implied value assumption of $11,000 for the Chicago or Philadelphia taxi medallion securing such loan, to (2) a high equal to the sum adding together, for each loan, a selected implied value assumption of $13,000 for the Chicago or Philadelphia taxi medallion securing such loan;

•

For non-performing loans each with an unknown unpaid principal balance (nominally recorded at $0.01) secured by 231 New York City, Chicago or Philadelphia taxi medallions, Huron calculated a range of implied values for such loans in the aggregate ranging from (1) a low equal to approximately $0.01, to (2) a high equal to the sum adding together, for each loan, a selected implied value assumption of either $195,000 for the New York City taxi medallion securing such loan or $13,000 for the Chicago or Philadelphia taxi medallion securing such loan, as the case may be;

•

For 1,072 owned New York City taxi medallions, Huron calculated a range of implied values for such owned taxi medallions in the aggregate ranging from (1) a low equal to the number of medallions multiplied by a selected implied value assumption of $165,000, to (2) a high equal to the number of medallions multiplied by a selected implied value assumption of $195,000; and

•

For 137 owned Chicago or Philadelphia taxi medallions, Huron calculated a range of implied values for such owned taxi medallions in the aggregate ranging from (1) a low equal to the number of medallions multiplied by a selected implied value assumption of $11,000, to (2) a high equal to the number of medallions multiplied by a selected implied value assumption of $13,000.

The sum-of-parts analysis described above indicated an implied reference range for the DePalma Companies of approximately $634,043,591 to $760,814,196, as compared to the assumed January 27, 2023 DePalma Transaction Valuation of $750,595,712.

Reference Range #2. Huron performed an asset-level sum-of-the-parts analysis by asset type as follows:

•	For all loans secured by taxi medallions and all owned Chicago or Philadelphia taxi medallions, Huron utilized the same methodologies as were utilized for “Reference Range #1” described above;

•

For 1,000 of 1,072 owned New York City taxi medallions, Huron calculated a range of implied values for such owned taxi medallions by utilizing per medallion values implied from a fleet leasing scenario contemplated by the management of MAM. This fleet leasing scenario provided by the management of MAM included an estimated “run rate” EBITDA per owned taxi medallion based on leasing 1,000 Owned Medallions to operators in 2024. Huron applied selected estimated Enterprise Value / calendar year 2024 EBITDA multiples of 8.5x to 10.5x derived, in part, from the data described below in “Selected Public Fleet Leasing Companies Multiples Data” to the estimated 2024 “run rate” EBITDA per owned taxi medallion leased out to an operator and utilized the resulting implied values per “leased out” owned taxi medallion of $198,000 and $244,000 in order to calculate a range of implied values for such “leased out” owned taxi medallions in the aggregate; and

•

For the remainder of the owned New York City taxi medallions, Huron calculated a range of implied values for such owned taxi medallions in the aggregate ranging from (1) a low equal to the number of medallions multiplied by a selected implied value assumption of $165,000, to (2) a high equal to the number of medallions multiplied by a selected implied value assumption of $195,000.

The sum-of-parts analysis described above indicated an implied reference range for the DePalma Companies of approximately $667,043,591 to $809,814,196, as compared to the assumed January 27, 2023 DePalma Transaction Valuation of $750,595,712.

Reference Range #3. Huron performed an asset-level sum-of-the-parts analysis by asset type as follows:

•	For all loans secured by taxi medallions and all owned Chicago or Philadelphia taxi medallions, Huron utilized the same methodologies as were utilized for “Reference Range #1” described above;

•

Applying certain sensitivities to the fleet leasing scenario contemplated by the management of MAM as directed by the Special Committee, for 600 of 1,027 owned New York City taxi medallions, Huron applied selected estimated Enterprise Value / calendar year 2024 EBITDA multiples of 9.5x to 11.5x derived, in part, from the data described below in “Selected Public Fleet Leasing Companies Multiples Data” to the estimated 2024 “run rate” EBITDA per owned taxi medallion leased out to an operator (as adjusted from the fleet leasing scenario provided by the management of MAM to reflect increased allocated fixed overhead costs per “leased out” taxi medallion due to the reduction in the number of “leased out” taxi medallions from 1,000 to 600) and utilized the resulting implied values per “leased out” owned taxi medallion of $180,000 and $218,000 in order to calculate a range of implied values for such “leased out” owned taxi medallions in the aggregate; and

•

For the remainder of the owned New York City taxi medallions, Huron calculated a range of implied values for such owned taxi medallions in the aggregate ranging from (1) a low equal to the number of medallions multiplied by a selected implied value assumption of $165,000, to (2) a high equal to the number of medallions multiplied by a selected implied value assumption of $195,000.

The sum-of-parts analysis described above indicated an implied reference range for the DePalma Companies of approximately $643,043,591 to $774,614,196, as compared to the assumed January 27, 2023 DePalma Transaction Valuation of $750,595,712.

Selected Taxi Medallion Sale Transactions Data:

Huron reviewed publicly available information regarding transaction prices for transferred taxi medallions reported by New York City, Chicago and Philadelphia taxi medallion regulatory authorities, including, among other periods, transaction prices reported in the latest trailing six-month period ended January 31, 2023.

The table below sets forth the high, third quartile, average, median, first quartile and low transaction price data for transferred New York City taxi medallions during the latest trailing six-month period ended January 31, 2023 (excluding data from estate transactions):

New York City Taxi Medallion Transaction Prices for Latest Trailing Six Months Through January 31, 2023
High	$220,000
Third Quartile	$175,000
Average	$152,236
Median	$140,000
First Quartile	$125,000
Low	$35,000

The table below sets forth the high, average, median and low transaction price data for transferred Chicago taxi medallions during the latest trailing six-month period ended January 31, 2023:

Chicago Medallion Transaction Prices for Latest Trailing Six Months Through January 31, 2023
High	$22,000
Average	$12,429
Median	$12,000
Low	$10,000

The table below sets forth the high, average, median and low transaction price data for transferred Philadelphia taxi medallions during the latest trailing six-month period ended January 31, 2023:

Philadelphia Medallion Transaction Prices for Latest Trailing Six Months Through January 31, 2023
High	$15,000
Average	$12,449
Median	$12,500
Low	$10,000

Taking into consideration the third quartile purchase price of $175,000 for reported sales of New York City taxi medallions during the latest trailing six-month period ended January 31, 2023 and other considerations, Huron applied selected implied value assumptions of $165,000 and $195,000 for a New York City taxi medallion in the “Asset-Level Sum-of-the-Parts Analyses” described above. Taking into consideration the median purchase price of $12,000 for reported sales of Chicago taxi medallions during the latest trailing six-month period ended January 31, 2023, Huron applied selected implied value assumptions of $11,000 and $13,000 for a Chicago taxi medallion in the “Asset-Level Sum-of-the-Parts Analyses” described above. Taking into consideration the median purchase price of $12,500 for reported sales of Philadelphia taxi medallions during the latest trailing six-month period ended January 31, 2023, Huron applied selected implied value assumptions of $11,000 and $13,000 for a Philadelphia taxi medallion in the “Asset-Level Sum-of-the-Parts Analyses” described above.

Selected Public Fleet Leasing Companies Multiples Data:

Using publicly available information, including publicly available equity research analyst estimates, Huron reviewed implied enterprise value (calculated as market capitalization based on the closing stock price on February 1, 2023, plus debt, less operating leases, plus preferred equity and minority interests, less cash and short-term investments) as a multiple of estimated calendar year 2024 EBITDA for the below listed publicly traded companies that Huron, based on its experience and professional judgment, deemed relevant to consider in relation to the fleet leasing of taxi medallions owned by DePalma II:

Avis Budget Group, Inc.
Hertz Global Holdings, Inc.
Ryder System, Inc.

The table below sets forth the high, third quartile, average, median, first quartile and low estimated Enterprise Value / calendar year 2024 EBITDA multiple data for the selected companies:

Implied Enterprise Value / 2024 Estimated EBITDA Multiples for the Selected Companies
High	15.9x
Third Quartile	15.5x
Average	11.5x
Median	15.0x
First Quartile	9.3x
Low	3.7x

General

The preparation of a financial opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Huron’s opinion nor its underlying analyses are readily susceptible to summary description. Huron arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Huron’s overall conclusion with respect to fairness, Huron did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Huron believes that its analyses must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Huron’s analyses and opinion.

Huron’s financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the Business Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the MAC Board or management of MAC with respect to the consideration proposed to be paid for the DePalma Companies in the Business Combination. The proposed consideration for the Business Combination was determined through arm’s-length negotiations between the Special Committee and the DePalma Companies and was recommended by the Special Committee and approved by the MAC Board. Huron did not recommend any specific amount of consideration to the Special Committee, the MAC Board or MAC or that any specific amount of consideration constituted the only appropriate consideration for the Business Combination.

Huron was engaged solely to render its opinion to the Special Committee and did not otherwise act as financial advisor to the Special Committee, the MAC Board, MAC or any other party in connection with the Business Combination. The Special Committee selected Huron to provide its opinion in connection with the Business Combination based on Huron’s experience in providing valuation advisory services. Huron Transaction Advisory is a FINRA-registered broker-dealer and the investment banking affiliate of Huron Consulting Group. Huron Transaction Advisory provides capital advisory services to both healthy and distressed companies, including mergers and acquisitions (M&A) advisory, capital raising, balance sheet restructuring and other related services.

In the two years preceding the date of Huron’s opinion, Huron was not engaged to provide financial advisory or other services to MAC for which Huron received compensation. In the two years preceding the date of Huron’s opinion, Huron was engaged to provide due diligence services to a portfolio company of MAM, and Huron received compensation for such services during such period. In the ordinary course, Huron and its affiliates and employees may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, MAC, MAM, the DePalma Companies or any other party that may be involved in the Business Combination and their respective affiliates or security holders.

MAC has agreed to pay Huron a fee of $435,000 in connection with the rendering of its opinion, no portion of which is contingent upon the consummation of the Business Combination. In addition, MAC has agreed to reimburse certain of Huron’s expenses arising, and indemnify Huron against certain liabilities that may arise, out of its engagement.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by MAC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money enterprise valuation of approximately $751 million for DePalma compared to the approximately $10 million in the Trust Account, the MAC Board determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of MAC and its stockholders and appropriately reflected DePalma’s value.

Interests of MAC’s Sponsor, Directors and Officers in the Business Combination

MAC and the DePalma Companies are affiliated with each other as a result of their relationships between their respective principal executive officers and their respective affiliates. When you consider the recommendation of the MAC Board, based in part upon the recommendation of the Special Committee, in favor of approval of the Business Combination, you should keep these affiliate relationships in mind and that MAC’s Sponsor, directors and officers have conflicting interests in, or arising from, the Business Combination with the DePalma Companies that are different from, or in addition to (and which could conflict with) your interests as a stockholder. These affiliate relationships cause conflicts of interest and include the following.

As to the Sponsor:

•

The Sponsor owns (i) 8,439,469 shares of MAC Common Stock, including (A) 7,829,469 Founder Shares that it purchased for $25,000, which consists of 4,000,000 shares of non-redeemable MAC Class A Common Stock and 3,829,469 shares of MAC Class B Common Stock, and (B) 610,000 Private Placement Shares that underlay the 610,000 Private Placement Units it purchased in the Private Placement for a purchase price of $6,100,000 and (ii) 305,000 Private Placement Warrants. The Founder Shares, Private Placement Shares, and Private Placement Warrants held by the Sponsor had an aggregate market value of approximately $88.2 million based upon the closing price of $10.45 per share of MAC Class A Common Stock and $0.035 per Public Warrant on Nasdaq on January 30, 2024. If the Business Combination or another business combination is not consummated by the period specified in the Existing Charter to complete the initial business combination (the “Business Combination Period”), MAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the MAC Board, dissolving and liquidating. In such event, the Founder Shares, Private Placement Shares, and Private Placement Warrants would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. If the Business Combination is consummated, each outstanding Founder Share will be exchanged for one share of New MAC Common Stock and each outstanding Private Placement Share will become one share of New MAC Common Stock. The personal and financial interests of Sponsor may have influenced its motivation in completing the Business Combination.

•

The Master Fund, the majority owner of the Sponsor, has agreed to fund up to $2,650,000 of MAC’s working capital needs pursuant to four promissory notes (the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note) issued by MAC to the Master Fund under which MAC may borrow up to an aggregate amount of $2,650,000. As of February 1, 2024, $600,000, $1,100,000, $500,000 and $125,000 is outstanding under the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, respectively. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note may be converted into Conversion Shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note, the February 2023 Note, the July 2023 Note and the December 2023 Note, as applicable. Each of the June 2022 Note, February 2023 Note, July 2023 Note and the December 2023 Note is payable in cash upon consummation of the Business Combination, but is not payable if the Business Combination is not consummated. In addition, if MAC is unable to complete a business combination by the end of the Business Combination Period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by MAC for services rendered or contracted for or products sold to MAC, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters.

•	The Master Fund, along with several affiliated funds (collectively, the “DePalma Equityholders”), owns the DePalma Companies in addition to being the majority member of the Sponsor.

As to MAM of which Andrew Milgram, the CEO of MAC and Managing Partner and CEO of the DePalma Companies, and Paul Arrouet, the President of MAC, are the indirect majority owners and controlling members:

•

MAM has an indirect controlling interest in the DePalma Companies and is the managing member of the Sponsor. MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM.

•

Upon consummation of the Business Combination, it is expected that the Manager will enter into a Management Services Agreement (the “MSA”) with New MAC, pursuant to which the Manager will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Paul Arrouet, President of MAC:

•

Mr. Arrouet has an indirect interest in the Sponsor through his indirect majority ownership interests in MAM (via MAM’s receipt of management fees) as well as through various general and partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Paul Arrouet has indirect general and limited partnership interests in the DePalma Equityholders that own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive a total of up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Arrouet may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•

Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus. As Manager of New MAC, MAM will receive fees and other compensation that Mr. Arrouet will have an interest in.

As to Andrew Milgram, CEO of MAC and Managing Partner and CEO of the DePalma Companies:

•

Mr. Milgram has an indirect interest in the Sponsor through his indirect majority ownership interests in MAM (via MAM’s receipt of management fees) as well as through various partnership interests in the DePalma Equityholders. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock.

•

In addition, Andrew Milgram has indirect general and limited partnership interests in the DePalma Equityholders that own the DePalma Companies. Upon consummation of the Business Combination, the DePalma Equityholders will receive a total of up to 63,933,517 shares of New MAC Common Stock as a result of their ownership of the DePalma Companies, and Mr. Milgram may be deemed to beneficially own such shares, as well as have an indirect interest in a portion of such shares to the extent of his pro rata indirect interests in the DePalma Equityholders.

•

Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement—Management Services Agreement” contained elsewhere in this proxy statement/prospectus. As Manager of New MAC, MAM will receive fees and other compensation that Mr. Milgram will have an interest in.

As to Jeffrey Kravetz, CFO of MAC and CFO of MAM:

•

Jeffrey Kravetz serves as the CFO of MAM. Upon consummation of the Business Combination, it is expected that MAM will enter into the MSA with New MAC, pursuant to which MAM will provide various services relating to the day-to-day operations of New MAC and receive fees and other compensation. For more information about the MSA, please see “Certain Agreements Related to the Business Combination Agreement — Management Services Agreement” contained elsewhere in this proxy statement/prospectus.

As to Harvey Golub, Chairman of the MAC Board:

•

Harvey Golub owns an indirect economic interest in the Master Fund as well as direct interests in the Sponsor. Upon consummation of the Business Combination, the Master Fund will receive 8,328,451 in shares of New MAC Common Stock as a result of its interest in DePalma. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, Mr. Golub will directly and indirectly benefit economically from the Business Combination.

As to Alan Mintz, Richard Goldman and Wallace Mathai-Davis, each a Director of the MAC Board:

•

Each of Alan Mintz, Richard Goldman and Wallace Mathai-Davis owns a direct interest in the Sponsor. The Sponsor, upon consummation of the Business Combination, will own 8,439,469 shares of New MAC Common Stock and warrants to purchase an additional 305,000 shares of New MAC Common Stock. Thus, each of Mr. Mintz, Mr. Goldman and Mr. Mathai-Davis will indirectly benefit economically from the Business Combination.

As to MAC’s Sponsor and MAC’s directors and officers generally:

•

The Sponsor, as well as MAC’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate.

•

Based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor (and MAC’s officers and directors with an economic interest in the Sponsor) may earn a positive rate of return even if the share price of New MAC Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination.

•

The fact that the Sponsor has agreed not to redeem any of the Founder Shares and Private Placement Shares it holds in connection with a stockholder vote to approve a proposed initial business combination.

•

The Sponsor has agreed that the Private Placement Shares and Private Placement Warrants it holds, will not be sold or transferred by it until MAC has completed a business combination, subject to limited exceptions.

•

The continued indemnification of current directors and officers of MAC and the continuation of directors’ and officers’ liability insurance after the Business Combination. As of September 30, 2023, none of the directors and officers entitled to indemnification had incurred reimbursable expenses.

The existence of financial and personal interests of MAC’s directors and officers could result in conflicts of interest, including a conflict between what may be in the best interests of MAC and its stockholders and what may be best for an officer and director’s personal interests when determining to recommend that shareholders vote for the Proposals.

These interests may influence the MAC Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Stockholder Proposals. The Special Committee and the MAC Board evaluated each of these interests and concluded that the potential benefits that it expected MAC and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the MAC Board, based in part upon the recommendation of the Special Committee, unanimously resolved that the Business Combination Agreement, the ancillary documents to which MAC is or will be a party and the transactions contemplated thereby (including the Business Combination) were advisable, fair to, and in the best interests of, MAC and its stockholders.

Related Agreements in Connection with the Business Combination

As described further in the section entitled “Certain Agreements Related to the Business Combination,” certain agreements entered into in connection with Business Combination are between related parties.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the business combination, MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase Public Shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of Public Shares MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law, including Rule 14e-5 under the Exchange Act, and the rules of Nasdaq. However, MAC’s Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account would be used to purchase Public Shares in such transactions. None of MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of Public Shares could be to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of Public Shares may result in the completion of the Business Combination that may not otherwise have been possible absent a waiver of such condition. Any such purchases will be timely reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, in the event MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase Public Shares in privately negotiated transactions from public holders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following:

•

This proxy statement/prospectus discloses the possibility that MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares from public holders outside the redemption process, along with the purpose of such purchases;

•	If MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase Public Shares from public holders:

•	such Sponsor, directors, officers, advisors or affiliates would do so at a price no higher than the price offered through MAC’s redemption process;

•	such purchased shares would not be voted in favor of approving the Business Combination;

•

such Sponsor, directors, officers, advisors or affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•	MAC would disclose in a Current Report on Form 8-K, before the Special Meeting, the following:

•	the amount of MAC’s securities purchased outside of the redemption offer by MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates, along with the purchase price;

•	the purpose of such purchases;

•	the impact, if any, of such purchases on the likelihood that a business combination will be approved;

•

the identities of MAC’s selling stockholders for such purchases (if not purchased on the open market) or the nature of MAC’s stockholders (e.g., 5% stockholders) who sold to MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates; and

•	the number of shares for which MAC has received redemption requests pursuant to the redemption offer.

If such purchases are made, the public “float” and number of beneficial holders of MAC Common Stock may be reduced, which could make it difficult to maintain or obtain the quotation, listing or trading of MAC’s securities on a national securities exchange and could have an adverse effect on the trading volume of both MAC’s securities prior to, and New MAC’s securities following, the Business Combination.

MAC’s Sponsor, officers, directors, advisors or any of their respective affiliates anticipate that they may identify the stockholders with whom MAC’s Sponsor, officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting MAC directly or by MAC’s receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with the Business Combination. To the extent that MAC’s Sponsor, officers, directors, advisors or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account. MAC’s Sponsor, officers, directors, advisors or any of their respective affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by MAC’s Sponsor, officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. MAC’s Sponsor, officers, directors, advisors and any of their respective affiliates will not make purchases of MAC Common Stock if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

For more information, see “Risk Factors — Risks Related to MAC and the Business Combination — MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which could reduce the public “float” of MAC Common Stock and have an adverse effect on the listing of MAC’s and New MAC’s securities on a national securities exchange.”

Regulatory Approvals Required for the Business Combination

Under the HSR Act and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 24, 2023, the DePalma Companies filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. Consequently, the required waiting period expired at 11:59 p.m. Eastern Time on November 24, 2023.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Neither MAC, New MAC nor any of the DePalma Companies are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that no additional shares of MAC Class A Common Stock are redeemed in connection with the Business Combination and (ii) assuming that all outstanding shares of MAC Class A Common Stock are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

Minimum Redemptions

Sources of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$6.8	Aggregate share consideration issued to DePalma Equityholders (3)	$611.9
DePalma Equityholder rollover(2)	632.5	Transaction and other costs and payment of working capital loans(4)	17.4
		Cash to combined company Balance Sheet(5)	10.0

Total Sources	$639.3	Total Uses	$639.3

Maximum Redemptions

Sources of Funds (in millions)		Uses (in millions)
Cash held in Trust Account(1)	$—	Aggregate share consideration issued to DePalma Equityholders(3)	$611.9
DePalma Equityholder rollover(2)	639.3	Transaction and other costs and payment of working capital loans(4)	17.4
		Cash to combined company Balance Sheet(5)	10.0

Total Sources	$639.3	Total Uses	$639.3

(1)

Reflects the redemption payments totaling approximately $293.5 million, $2.5 million, and $1.4 million in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(2)

Shares issued to DePalma stockholders are at a deemed value of $10.00 per share. Assumes 74,803,819 and 74,846,850 shares of Common Stock issued under the Minimum Redemptions and Maximum Redemptions scenarios, respectively. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

(3)	Aggregate share consideration issued to the DePalma Equityholders, net of cash acquired.
(4)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions, and settlement of existing MAC related party working capital loans.
(5)	Represents the estimated working capital needs of New MAC (the Specified Cash Amount) and excludes cash of DePalma Companies not acquired in the Business Combination.

Listing of New MAC Common Stock

Approval of the listing on Nasdaq of shares of New MAC Common Stock to be issued in connection with the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Anticipated Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, MAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New MAC will represent a continuation of the financial statements of the DePalma Companies, with the Business Combination being treated as the equivalent of DePalma Companies issuing stock for the net assets of MAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded, with net assets of MAC being presented at historical costs. Operations prior to the Business Combination will be presented as those of the DePalma Companies. The DePalma Companies have been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The DePalma Equityholders will have the largest voting interest in New MAC post-Business Combination under the Minimum Redemptions, 50% Redemptions, and Maximum Redemptions scenarios.

•	The DePalma Companies represent a significant majority of the assets (excluding cash held in the Trust Account) and operations of New MAC post-Business Combination.

•	The principal physical locations for New MAC post-Business Combination will remain consistent with the historical DePalma Companies’ locations.

Vote Required for Approval

The Business Combination Proposal will be approved and adopted if the holders of a majority of the shares of MAC Common Stock represented virtually in person or by proxy and voted thereon at the Special Meeting vote “FOR” the Business Combination Proposal. Adoption of the Business Combination Proposal is not conditioned upon the adoption of any of the other Stockholder Proposals. Because the Sponsor owns 71% of the outstanding shares of MAC Common Stock, including 61% of the outstanding shares of MAC Class B Common Stock, and has agreed to vote all shares of MAC Common Stock owned by it in favor of the Business Combination Proposal, no additional votes by Public Stockholders will be required to approve the Business Combination Proposal and the Organizational Document Proposals.

Recommendation of the MAC Board

THE MAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached hereto as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about MAC, DePalma, New MAC, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.

This summary and copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties that the respective parties have made to one another as of specific dates. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and were intended not as statements of fact about the parties or any of their respective subsidiaries or affiliates but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties may be subject to limitations agreed upon by the contracting parties, are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. While MAC, DePalma, New MAC and Merger Sub do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about MAC, DePalma, New MAC, and Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between the parties and are modified by the disclosure schedules. The disclosure schedules are not publicly filed and are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for allocating risk among the parties as described above. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus, and information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about MAC, DePalma, Merger Sub or New MAC or any other matter.

Capitalized terms in this section not otherwise defined in this proxy statement/prospectus shall have the meanings ascribed to them in the Business Combination Agreement.

Overview

On February 14, 2023, MAC entered into the Business Combination Agreement with the Manager, the DePalma Companies, New MAC and Merger Sub, pursuant to which MAC agreed to combine with DePalma in the Business Combination that will result in New MAC becoming a publicly-traded company on Nasdaq.

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the Closing Date and after the Reorganization, Merger Sub will merge with and into MAC with MAC being the surviving corporation in the Merger as a wholly-owned subsidiary of New MAC and, after giving effect to the Merger, each outstanding share of MAC will be converted into the right to receive the applicable MAC Per Share Consideration, on the terms and subject to the conditions set forth in the Business Combination Agreement.

Organizational Structure

Prior to the Business Combination

The following diagram illustrates a simplified version of the ownership structure of MAC prior to the Business Combination. This diagram is provided for illustrative purposes only and does not represent all equityholders of MAC or legal entities of DePalma and its affiliates.

(1)

Immediately prior to the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the owner of approximately 83.7% of the DePalma Companies, with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies.

(2)	Merger Sub will merge with and into MAC with MAC surviving as a wholly-owned subsidiary of New MAC.
(3)

Septuagint is a joint venture with an unaffiliated strategic partner, in which DePalma holds a 50% interest and will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions have been leased to Septuagint.

(4)

The DePalma Companies are directly owned by the DePalma Equityholders and are managed by MAM. One of the DePalma Equityholders is the Master Fund, Marblegate Special Opportunities Master Fund, L.P., which has an indirect controlling interest in the Sponsor. The Sponsor in turn owns a majority of MAC Common Stock. As a result, through their positions as managing partners of the general partner of the Master Fund and their control over the Master Fund’s portfolio, Messrs. Andrew Milgram and Paul Arrouet may be deemed to have a controlling interest in the DePalma Companies and MAC.

Following the Business Combination

The following diagram illustrates a simplified version of our organizational structure immediately following the completion of the Business Combination. This diagram is provided for illustrative purposes only and does not represent all equityholders of New MAC or legal entities of DePalma and its affiliates.

(1)

Septuagint is a joint venture with an unaffiliated strategic partner, in which DePalma holds a 50% interest and will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions have been leased to Septuagint.

(2)	Reflects 16.3% ownership by certain limited partners of DePalma I and DePalma II.
(3)	The following numbers in this diagram assume a “Minimum Redemptions” scenario.

Consideration

At the Effective Time, (i) any fractional shares of MAC Class A Common Stock will be rounded up to the nearest whole share of MAC Class A Common Stock; (ii) each share of MAC Class A Common Stock issued and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted into the right to receive the MAC Per Share Consideration and (iii) each share of MAC Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted into the right to receive the MAC Per Share Consideration.

The MAC Per Share Consideration is, with respect to each one share of MAC Common Stock, a number of shares of New MAC Common Stock, rounded up to the nearest whole share, equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) the MAC Exchange Ratio by (B) the Aggregate New MAC Capitalization, by (ii) the total number of shares of MAC Common Stock outstanding immediately prior to the Effective Time and after giving effect to any redemptions of shares of MAC Class A Common Stock.

The MAC Exchange Ratio is an amount equal to the quotient obtained by dividing (i) the MAC Equity Value by (ii) the Aggregate Equity Value. The MAC Equity Value is an amount equal to the product obtained by multiplying (x) the aggregate number of shares of MAC Common Stock outstanding immediately prior to the Effective Time and after giving effect to redemptions of shares of MAC Class A Common Stock, by (y) $10.00.

The Aggregate Equity Value is the sum of (i) the MAC Equity Value plus (ii) the “DePalma Equity Value” as defined in and determined in accordance with the Business Combination Agreement. The DePalma Equity

Value is defined in the Business Combination Agreement as the sum of the “DePalma I Equity Value” and the “DePalma II Equity Value,” each of which in turn is defined in the Business Combination Agreement and summarized as follows:

•	DePalma I Equity Value – an amount, determined as of the Closing, equal to the sum of the Minimum Cash Amount, plus the Total Medallion Loan Value:

•

Minimum Cash Amount – means an amount in cash equal to the sum of (i) the aggregate amount of certain unpaid fees, expenses, commissions, or other amounts due and payable by or on behalf of MAC, the Sponsor and the DePalma Companies as of immediately prior to the Closing that are related to the Business Combination, plus (ii) an amount in cash mutually agreed upon by the DePalma Companies and MAC that is sufficient to fund the working capital needs of the parties to the Business Combination; plus

•

Total Medallion Loan Value – with respect to those loans that are (i) owned by DePalma I free and clear of all liens and encumbrances and (ii) secured by taxi medallions (“Medallion Loans”), the sum of the following for all such Medallion Loans, subject to certain limitations and exceptions as are set forth in the Business Combination Agreement:

•

for each Medallion Loan secured by Chicago, Illinois, Philadelphia, Pennsylvania, or New York City, New York, taxi medallions, the lesser of (1) the unpaid principal balance of such Medallion Loan, and (2) the sum of: (A) the product of (i) the total number of Chicago, Illinois, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (B) the product of (i) the total number of Philadelphia, Pennsylvania, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (C) the product of (i) the total number of New York City, New York, taxi medallions securing such Medallion Loan, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement; and

•	for each Medallion Loan secured by Newark, New Jersey, taxi medallions, the unpaid principal balance of such Medallion Loan.

•

DePalma II Equity Value – an amount, determined as of the Closing, equal to the aggregate value of all Chicago, Illinois, Philadelphia, Pennsylvania, Newark, New Jersey, and New York City, New York taxi medallions owned by DePalma II free and clear of all liens and encumbrances (each a “Taxi Medallion”), with the value of such Taxi Medallions determined by summing: (A) the product of (i) the total number of such Chicago, Illinois, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (B) the product of (i) the total number of such Philadelphia, Pennsylvania, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement, plus (C) the product of (i) the total number of such New York City, New York, taxi medallions, multiplied by (ii) the applicable per medallion value specified in the Business Combination Agreement.

Set forth below is an illustrative calculation of the MAC Exchange Ratio, the Aggregate Equity Value, the Aggregate New MAC Capitalization, and the MAC Per Share Consideration. Such illustrative calculation is based on a number of assumptions, which are set forth in the next paragraph and in footnotes to the below table, and there can be no certainty or assurance that the illustrative calculation will reflect the actual consideration that is received in the Business Combination.

For purposes of the illustrative calculation, it is assumed that: (i) the Minimum Cash is equal to $25,242,000; (ii) the Total Medallion Loan Value is equal to $343,993,685; (iii) the DePalma I Equity Value is equal to $369,235,685, (iv) the DePalma II Equity Value is equal to $267,971,781; (v) there are 1,547,605 shares of MAC Common Stock outstanding immediately prior to the Merger becoming effective; and (vi) there are no redemptions of shares of MAC Common Stock by Public Stockholders. Dollar and share amounts are rounded down to the nearest whole dollar or share (as applicable).

DePalma I Equity Value
Minimum Cash	$25,242,000
Total Medallion Loan Value	$343,993,685

DePalma I Equity Value	$369,235,685
DePalma II Equity Value	$267,971,781

DePalma Equity Value	$637,207,466

plus MAC Equity Value	$118,509,380

Aggregate Equity Value	$755,716,846
MAC Equity Value	$118,509,380
divided by Aggregate Equity Value	$755,716,846

MAC Exchange Ratio	0.16
MAC Exchange Ratio	0.16
multiplied by Aggregate New MAC Capitalization	$76,571,685
divided by number of shares of MAC Common Stock outstanding immediately prior to Merger becoming effective	6.38

MAC Per Share Consideration (in shares of New MAC Common Stock)	10

Closing

The Closing of the Business Combination shall take place electronically by exchange of the closing deliverables on the third Business Day following the satisfaction or waiver of the Closing conditions set forth in the Business Combination Agreement or at such other place, date or time as MAC and DePalma may agree in writing.

Ownership of New MAC Upon Completion of the Business Combination

As of January 31, 2024, there are 637,605 shares of redeemable MAC Class A Common Stock issued and outstanding, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, 6,303,333 shares of MAC Class B Common Stock issued and outstanding and 910,000 Private Placement Shares issued and outstanding. In addition, there are 15,455,000 MAC warrants issued and outstanding, consisting of 15,000,000 Public Warrants and 455,000 Private Placement Warrants. Each whole warrant entitles the holder thereof to purchase one share of MAC Class A Common Stock at a price of $11.50 per share. MAC cannot predict how many of the Public Stockholders will exercise their right to have their MAC Class A Common Stock redeemed for cash. As a result, MAC has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios of shares of MAC Class A Common Stock into cash, each of which produce different allocations of total MAC equity between holders of MAC Common Stock.

The tables below show the pro forma ownership of New MAC Common Stock following the Closing of the Business Combination under the three redemption scenarios and based on 637,605 shares of MAC Class A Common Stock subject to redemption, 4,000,000 shares of non-redeemable MAC Class A Common Stock issued and outstanding, and 6,303,333 shares of MAC Class B Common Stock issued and outstanding as of December 18, 2023. In an effort to illustrate such potential dilution, the tables below assume (i) the issuance of shares of New MAC Common Stock issuable to non-redeeming Public Stockholders, (ii) the issuance of shares of New MAC Common Stock issuable to the DePalma Equityholders, (iii) the issuance of shares of New MAC

Common Stock issuable to holders of Founder Shares, including the Anchor Investors (iv) the issuance of shares of New MAC Common Stock issuable to the holders of Private Placement Shares, and (v) in the case of the second table, the exercise of all outstanding Public Warrants and Private Placement Warrants.

The following tables illustrate varying ownership levels in New MAC immediately following the consummation of the Business Combination with and without the exercise of Public and Private Placement Warrants, based on the varying levels of redemptions by the Public Stockholders and the following assumptions:

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	84.5%	63,593,199	85.0%	63,933,517	85.4%
Public Stockholders(4)	637,605	0.9%	318,803	0.4%	—	—%
Sponsors’ Founder Shares(5)	7,829,469	10.5%	7,829,469	10.5%	7,829,469	10.5%
Private Placement Shares(6)	610,000	0.8%	610,000	0.8%	610,000	0.8%
Anchor Founder Shares(7)	2,473,864	3.3%	2,473,864	3.3%	2,473,864	3.3%

Total	74,803,819	100.0%	74,825,335	100.0%	74,846,850	100.0%

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	70.3%	63,593,199	70.6%	63,933,517	71.0%
Public Stockholders(4)	637,605	0.7%	318,803	0.4%	—	—%
Public Warrants(5)	15,000,000	16.6%	15,000,000	16.6%	15,000,000	16.6%
Sponsors’ Founder Shares(6)	7,829,469	8.7%	7,829,469	8.7%	7,829,469	8.7%
Private Placement Warrants(7)	305,000	0.3%	305,000	0.3%	305,000	0.3%
Private Placement Shares(8)	610,000	0.7%	610,000	0.7%	610,000	0.7%
Anchor Founder Shares(9)	2,473,864	2.7%	2,473,864	2.7%	2,473,864	2.7%

Total	90,108,819	100.0%	90,130,335	100.0%	90,151,850	100.0%

(1)	Assumes that no additional shares of MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)

Reflects the redemptions of 28,989,609, 244,327, and 128,459 shares of MAC Class A Common Stock in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(5)

Upon the consummation of the Business Combination, each Public Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock. Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock.

(6)

Includes 4,000,000 shares and 3,829,469 shares of MAC Class A and Class B Common Stock, respectively, after the Founder Conversion. Upon the consummation of the Business Combination, all shares of MAC Class B Common Stock will (i) automatically convert into shares of MAC Class A Common Stock on a one-for-one basis and (ii) be cancelled and converted into the right to receive shares of New MAC Common Stock.

(7)

Upon the consummation of the Business Combination, each Private Placement Warrant will be cancelled in exchange for a New MAC Warrant representing the right to purchase a share of New MAC Common Stock. Assumes the exercise of all such New MAC Warrants for shares of New MAC Common Stock. Excludes 150,000 warrants owned by Cantor that are subject to forfeiture at Closing.

(8)	Consists of 610,000 Private Placement Shares owned by the Sponsor. Excludes 300,000 Private Placement Shares owned by Cantor that are subject to forfeiture at Closing.
(9)	Reflects 2,473,864 Founder Shares held by the Anchor Investors purchased from the Sponsor.

Representation and Warranties

The Business Combination Agreement contains representations and warranties of MAC, DePalma, New MAC and Merger Sub, certain of which are qualified by materiality, material adverse effect, knowledge and other similar qualifiers and may be further modified and limited by disclosures schedules.

Under the Business Combination Agreement, DePalma has made customary representations and warranties, including those relating to organization and qualification, capitalization, authority, financial statements, undisclosed liabilities, consents and requisite governmental approvals, no violations, permits, material contracts, absence of changes, litigation, compliance with applicable law, environmental matters, intellectual property, employment and benefits matters, insurance, tax matters, brokers, real and personal property, transactions with affiliates, data privacy and security, compliance with international trade and anti-corruption laws, and information supplied.

Under the Business Combination Agreement, New MAC and Merger Sub have made customary representations and warranties, including those relating to: organization and qualification, authority, consents and requisite governmental approvals, capitalization, subsidiaries and business activities.

Under the Business Combination Agreement, MAC has made customary representations and warranties, including those relating to organization and qualification, authority, consents and requisite governmental approvals, no violations, brokers, information supplied, permits, absence of changes, capitalization, SEC filings, the Trust Account, transactions with affiliates, litigation, compliance with applicable laws, internal controls, listing, financial statements, undisclosed liabilities, tax matters, and investigations.

Covenants

DePalma has agreed to, prior to the Closing, operate its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects its business organization, assets, properties and material business relations.

DePalma has also agreed not to:

•

(a) merge, consolidate, combine or amalgamate with any Person or (b) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•	adjust, split, combine or reclassify any of its equity securities;

•	adopt any amendments, supplements, restatements or modifications to any of its governing documents;

•

sell, assign, abandon, lease, license, convey, sublicense or otherwise dispose of any material assets or properties, or (b) create, subject or incur any lien (other than Permitted Liens) (as defined in the Business Combination Agreement) on any material assets or properties, except in each case of clauses (a) and (b) for dispositions of obsolete assets or properties;

•

transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens), (a) any of its equity securities or (b) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating issuance, delivery or sale of any of its equity securities;

•	incur, create or assume any Indebtedness in excess of $5,000,000, other than ordinary course payables or as required to fund working capital or other business or operational requirements;

•

except in the ordinary course of business (a) enter into, amend, modify, extend, renew or terminate any of its leases for real property or any Material Contract (as defined in the Business Combination Agreement), (b) waive any material benefit or right under any Material Contract or (c) enter into any contract that if entered into prior to the execution and delivery of the Business Combination Agreement would be a Material Contract;

•

transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any lien, fail to diligently maintain or otherwise dispose of any right, title or interest in any of its owned intellectual property;

•

disclose any confidential information or trade secrets (other than in the ordinary course of business subject to appropriate written obligations with respect to confidentiality, non-use and non-disclosure);

•

make, change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business or automatic extensions of time not requiring the consent of a tax authority;

•

other than in connection with the dissolution of an affiliate, compromise, commence, or enter into any settlement, conciliation or similar contract the performance of which would involve the payment by DePalma in excess of $5,000,000, in the aggregate, which grants injunctive relief or other equitable remedies against DePalma or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on DePalma (or New MAC or any of its Affiliates after the Closing);

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•

except as may be required by GAAP (or any interpretation thereof) or applicable law, change any method of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or applicable law;

•

enter into any contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Business Combination Agreement;

•	make certain payments in the event of a change of control;

•

enter into any new line of business or expand any existing line of business, including enter or expand into new geographies, in each case, that would result in requiring authorizations, approvals, clearances, consents, actions or non-actions from any governmental entity or regulatory authority;

•	fail to maintain leased real property; or

•	enter into any contract to take, or cause to be taken, any of the actions above.

MAC has also agreed not to:

•	adopt any amendments, supplements, restatements or modifications to the Trust Agreement or its governing documents;

•

declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any of its equity securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire any outstanding equity securities, other than in connection with MAC’s shareholders exercising their redemption rights;

•

(a) merge, consolidate, or combine with any Person or (b) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•

make, change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business or automatic extensions of time not requiring the consent of a tax authority;

•	adjust, split, combine or reclassify any of its equity securities;

•

transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (a) any of its equity securities or (b) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating issuance, delivery or sale of any of its equity securities;

•

make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than the reimbursement of expenses of employees in the ordinary course of business;

•

incur, create or assume any material Indebtedness or guarantee or guarantee the Indebtedness of any other Person, in each case, other than in the ordinary course of business or as required to fund working capital or other business or operational requirements;

•

enter into, renew, modify, or revise any Acquiror Related Party Transaction (as defined in the Business Combination Agreement) or any contract or agreement that if entered into prior to the execution and delivery of this Agreement would be an Acquiror Related Party Transaction), other than the entry into any contract with an Acquiror Related Party with respect to the incurrence of certain Indebtedness;

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•

except as may be required by GAAP (or any interpretation thereof) or applicable law, change any method of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or applicable law;

•

enter into any contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Business Combination Agreement;

•	modify or amend the Trust Agreement or enter into or amend any other agreement related to the Trust Agreement; and

•	enter into any contract to take, or cause to be taken, any of the actions above.

The Business Combination Agreement also contains additional covenants of both of the parties, including, but not limited to, covenants in connection with:

•	the parties’ use of reasonable best efforts to consummate the Business Combination and related transactions;

•	MAC’s and DePalma’s obligations to notify each other and otherwise cooperate in connection with any litigation related to the Business Combination brought against any of the parties;

•	confidentiality and access to information;

•	public announcements with respect to the Business Combination;

•	the parties’ not to solicit, initiate or knowingly encourage action to facilitate competing offers or proposals for a transaction other than the Business Combination;

•	the parties’ obligation to prepare and mutually agree upon this proxy statement/prospectus;

•	the parties’ obligations to obtain the requisite stockholder and other necessary approvals and consents;

•

MAC’s obligation to use its reasonable best efforts to cause, and DePalma’s obligation to reasonably cooperate with: (a) New MAC’s initial listing application with Nasdaq in connection with the Business

Combination to have been approved: (b) New MAC to satisfy all applicable initial and continued Nasdaq listing requirements; and (c) the shares of New MAC Common Stock and the New MAC Warrants to be approved for listing on Nasdaq;

•	indemnification and insurance coverage of officers and directors;

•	obligations to establish the New MAC Board in accordance with the Business Combination Agreement;

•	DePalma’s obligation, during the ten (10) day period prior to Closing, to refrain from taking any action that would reasonably be expected to change its equity value;

•	DePalma’s obligation to consummate the reorganization;

•

Marblegate’s obligation to use commercially reasonable efforts to obtain all Consents (as defined in the Business Combination Agreement) necessary to consummate the transactions contemplated by the Business Combination Agreement (the “Marblegate Affiliate Consents”); and

•

DePalma’s obligation to cause certain shareholders constituting at least a majority of the outstanding equity of each of the DePalma Companies (the “Supporting DePalma Holders”) to enter into the Sponsor Support Agreement, in form and substance mutually satisfactory to the Parties, pursuant to which the Supporting DePalma Holders will agree, among other things, to vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger).

MAC Stockholder Approval

MAC has agreed to, as promptly as reasonably practicable following the time at which the proxy statement/prospectus is declared effective under the Securities Act, (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a special meeting of the MAC stockholders in accordance with the governing documents of MAC, for the purposes of obtaining the approval of the MAC stockholders of the Business Combination Proposal and the other Stockholder Proposals and, if applicable, providing its stockholders with the opportunity to elect to exercise their redemption rights. MAC shall, through unanimous approval of its board, recommend to its stockholders they approve the proposals contained in this proxy statement/prospectus (the “MAC Board Recommendation”).

MAC has agreed that the MAC Board will not (and no committee or subgroup thereof will) withdraw or modify, or propose publicly or by formal action of the MAC Board, to withdraw or modify, the MAC Board Recommendation, in each case except where the MAC Board has determined in good faith, after consultation with outside legal counsel, that withdrawing or modifying any such recommendation is necessary to satisfy the fiduciary duties of MAC and the MAC Board under applicable law.

Conditions to Closing

Conditions to each party’s obligations

The obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver by the party for whose benefit such condition exists of the following conditions:

•

all applicable waiting periods under the HSR Act shall have expired or otherwise been terminated, and there shall not be in effect any voluntary agreement between MAC, New MAC or any DePalma Company, on the one hand, and the Federal Trade Commission or the Department of Justice, on the other hand, pursuant to which the Parties have agreed not to consummate the Merger for any period of time;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect;

•

this proxy statement/prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•	the Required MAC Shareholder Approval shall have been obtained;

•	the Marblegate Affiliate Consents shall have been obtained;

•

after giving effect to the Business Combination, MAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time (the “Net Tangible Assets Condition”), however, on August 24, 2023, the parties executed an irrevocable waiver of the Net Tangible Assets Condition; and

•

the DePalma Equity Value, which, as discussed elsewhere in this proxy statement/prospectus, will be calculated by aggregating the DePalma I Equity Value (to be determined using the sum of the Minimum Cash Amount and the Total Medallion Loan Value) and the DePalma II Equity Value, shall have become final and binding in accordance with the provisions of the Business Combination Agreement.

Conditions to MAC’s obligations

The obligations of MAC to consummate the Business Combination are subject to the satisfaction or waiver by MAC of the following further conditions:

•

each of the fundamental representations and warranties of DePalma and New MAC shall be true and correct in all material respects as of the Closing Date; certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date (except for de minimis inaccuracies); certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date; and certain other representations and warranties of DePalma and New MAC shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a DePalma Material Adverse Effect;

•

DePalma shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•	since the date of the Business Combination Agreement, no DePalma Material Adverse Effect shall have occurred;

•	DePalma and New MAC shall have executed and delivered to MAC all Ancillary Documents to which DePalma or New MAC is a party;

•

at or prior to the Closing, DePalma shall have delivered to MAC a certificate duly executed by an authorized officer of DePalma, dated as of the Closing Date, to the effect that certain Closing conditions that relate to DePalma or certain of its affiliates are satisfied;

•	neither New MAC nor any of its subsidiaries shall have any Indebtedness (as defined in the Business Combination Agreement) outstanding at or prior to the Reorganization; and

•	New MAC and DePalma shall have consummated the Reorganization subject to immaterial deviations that are not adverse to MAC or actions to be taken after the Closing.

Conditions to the obligations of DePalma

The obligations of DePalma to consummate the Business Combination are subject to the satisfaction or waiver by DePalma of the following further conditions:

•

each of the fundamental representations and warranties of MAC shall be true and correct in all material respects as of the Closing Date; certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date (except for de minimis inaccuracies); certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date; and certain other representations and warranties of MAC shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Acquiror Material Adverse;

•

MAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•	Since the date of the Business Combination Agreement, no Acquiror Material Adverse Effect shall have occurred;

•

New MAC’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement shall have been approved by Nasdaq and, immediately following the Effective Time, New MAC shall be in compliance with any applicable initial and continued Nasdaq listing requirements, and New MAC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of New MAC Common Stock included in the Listing Application shall have been approved for listing on Nasdaq;

•	MAC shall have executed and delivered to DePalma all Ancillary Documents to which MAC is a party; and

•

at or prior to the Closing, MAC shall have delivered, or caused to be delivered, to the DePalma Companies a certificate duly executed by an authorized officer of MAC, dated as of the Closing Date, to the effect that certain Closing conditions are satisfied.

DePalma may not rely on the failure of any Closing condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by such DePalma’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement. MAC may not rely on the failure of any condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by MAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing, as follows:

•	by mutual written consent of MAC and DePalma;

•

by MAC upon written notice to DePalma, if there is any breach of DePalma’s representations or warranties or if there is any breach by DePalma of any covenant or agreement such that certain conditions to Closing would not be satisfied with respect to DePalma as of the Closing and the breach or breaches of such representations, warranties covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to DePalma by MAC and (ii) the Termination Date, provided however, that MAC is not then in breach of the Business Combination Agreement;

•

by DePalma, upon written notice to MAC, if there is any breach of MAC’s representations or warranties or if there is any breach by MAC of any covenant or agreement such that certain conditions to Closing would not be satisfied as of the Closing and the breach or breaches of such representations, warranties, covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to MAC by DePalma and (ii) the Termination Date, provided, however, that DePalma is not then in breach of the Business Combination Agreement;

•	by MAC or DePalma, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date;

•

by either MAC or DePalma, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such Order or other action shall have become final and non-appealable; or

•

by either MAC or DePalma, if the Acquiror Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, MAC’s stockholders have duly voted and the Acquiror Shareholder Approvals were not obtained.

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will become void (and there shall be no liability or obligation on the part of the parties and their respective non-party affiliates), with the exception of the parties’ confidentiality obligations, and certain other provisions required under the Business Combination Agreement that shall, in any case, survive any termination of the Business Combination Agreement.

Non-Survival

Each of the representations and warranties, and each of the agreements and covenants of the parties set forth in the Business Combination Agreement shall terminate upon the effective date of the Business Combination, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy may be brought with respect thereto after the effectiveness of the Business Combination Agreement except for (i) any covenants and agreements contained therein that expressly apply either in part or in whole after the effective date of the Business Combination Agreement and (ii) in the case of any claim, action or liability against a party in respect of such party’s fraud.

Amendment

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by the parties.

Governing Law; Submission to Jurisdiction

Business Combination Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each of the parties to the Business Combination Agreement has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have subject matter jurisdiction then the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction is vested exclusively in the federal courts of the United States of America, then the United States District Court for the District of Delaware).

No Recourse

The Business Combination Agreement may only be enforced against, and any action for breach of the Business Combination Agreement may only be made against, entities expressly named as parties to the Business Combination Agreement, and no claims of any nature whatsoever arising under or relating to the Business Combination Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any non-party affiliate. Further, none of the nonparty affiliates shall have any liability arising out of or relating to the Business Combination Agreement, the negotiation thereof or its subject matter, or the transactions contemplated thereby.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of MAC and the DePalma Companies adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of MAC and the DePalma Companies was derived from the unaudited financial statements of MAC and the DePalma Companies, respectively, as of September 30, 2023 and for the nine months ended September 30, 2023, and the audited financial statements of MAC and the DePalma Companies, respectively as of December 31, 2022 and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. This information should be read together with MAC’s and the DePalma Companies’ financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MAC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma” and other financial information included elsewhere in this proxy statement/prospectus.

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, MAC is treated as the “acquired” company for financial reporting purposes. The DePalma Companies have been determined to be the accounting acquirer because the DePalma Companies, as a group, will have the largest voting interest in the post-combination company under any redemption scenario, they represent a significant majority of the assets (excluding cash held in the Trust Account) and operations of the combined company, and the principal physical locations for the combined company will remain consistent with the historical DePalma Companies’ locations.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination and related transactions occurred on September 30, 2023. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Business Combination

On February 14, 2023, MAC entered into the Business Combination Agreement with the Manager, the DePalma Companies, New MAC, and Merger Sub, pursuant to which MAC agreed to combine with the DePalma Companies in the Business Combination that will result in New MAC becoming a publicly traded company on Nasdaq. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected as follows: (i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the owner of approximately 83.7% of the DePalma Companies, as described below, with the remaining 16.3% continuing to be owned by certain limited partners of the DePalma Companies, and (ii) Merger Sub merging with and into MAC, with MAC surviving as a wholly-owned subsidiary of New MAC.

The Pre-Closing Transactions

The DePalma Companies are each managed and owned by their respective members (collectively, and together with their respective feeder funds and affiliates, the “DePalma Equityholders”), each of which are managed and controlled by MAM and its affiliates. DePalma Equityholders are a group of limited liability companies and limited partnerships, each of which was formed by MAM and its affiliates for investment purposes. DePalma I’s members consist of Marblegate Tactical Master Fund I, L.P., a Delaware limited partnership, Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund I, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund I, LP, a Cayman Islands exempted limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership, and DePalma II’s members consist of Marblegate Tactical Master Fund II, L.P., a Delaware limited partnership, DePalma Dispatch Inc., a Delaware corporation and an entity indirectly 100% owned by Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund II, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund II, L.P., a Delaware limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership.

Immediately prior to the transactions contemplated by the Business Combination Agreement, a series of transactions will be effectuated between New MAC, the DePalma Companies and DePalma Equityholders (the “Pre-Closing Transactions”). The Pre-Closing Transactions will consist of a series of transfers of the DePalma Companies’ equity from DePalma Equityholders to New MAC through a combination of contributions intended to be treated as non-taxable exchanges under Section 351 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and mergers to be structured as tax-free mergers under Section 368(a)(1)(A) of the Code. As a result of the Pre-Closing Transactions, approximately 83.7% of the total equity of the DePalma Companies will be held by New MAC, with approximately 16.3% continuing to be owned by certain limited partners of the DePalma Companies. As a result of the Pre-Closing Transactions, DePalma Equityholders will receive share consideration in New MAC which is determined based on the DePalma Equity Value, one of the components of which is calculated using the Minimum Cash Amount. Each of the DePalma Equity Value and Minimum Cash Amount are defined in the Business Combination Agreement and further detailed within this proxy statement/prospectus. The Minimum Cash Amount is to be comprised of cash as available from both MAC and the DePalma Companies, of which MAC cash available at closing is dependent on funds remaining in the Trust Account after final redemptions by MAC Public Stockholders. Therefore the amount of cash for the DePalma Companies to contribute at closing as part of the Minimum Cash Amount, and the resulting share consideration transferred to the DePalma Equityholders at closing, is variable based on redemptions prior to closing by MAC Public Stockholders. The consideration transferred by New MAC to DePalma Equityholders in connection with such transactions is anticipated to be 63,252,881, 63,593,199, and 63,933,517 shares of New MAC Common Stock under the Minimum Redemptions, 50% Redemptions, and Maximum Redemptions scenarios, respectively.

Pursuant to the Business Combination Agreement, the parties agreed that, at closing, New MAC shall have sufficient cash to pay unpaid transaction expenses of both MAC and the DePalma Companies, and have cash to meet working capital needs of New MAC, which the working capital needs are currently estimated by the parties to be $10,000,000 (the Minimum Cash Amount as defined elsewhere in this proxy statement/prospectus). Assuming the Business Combination and related transactions occurred on September 30, 2023, New MAC will meet the Minimum Cash Amount on a pro forma basis. Cash of the DePalma Companies not acquired in the Business Combination may remain in the DePalma Companies, however, as the Minimum Cash Amount is estimated through closing of the Business Combination, no pro forma adjustment is presented for this scenario.

Upon consummation of the Business Combination and as a result of the Pre-Closing Transactions, it is anticipated that the DePalma Equityholders will own 84.5%, 85.0% or 85.4%, respectively, of the outstanding shares of New MAC Common Stock, in each case under the Minimum Redemptions, 50% Redemptions, and Maximum Redemptions scenarios, respectively.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemptions into cash of MAC’s Class A Common Stock:

•

Assuming Minimum Redemptions: This scenario reflects all actual redemptions to date and assumes that no additional public stockholders of MAC exercise redemption rights with respect to their shares of redeemable MAC Class A Common Stock upon consummation of the Business Combination.

•

Assuming 50% Redemptions (scenario presented for share ownership table only): This scenario reflects all actual redemptions to date and assumes that additional public stockholders holding 318,802 shares of redeemable MAC Class A Common Stock will exercise their redemption rights upon consummation of the Business Combinations at a redemption price of approximately $10.67 per share.

•

Assuming Maximum Redemptions: This scenario reflects all actual redemptions to date and assumes that additional public stockholders holding 637,605 shares of redeemable MAC Class A Common Stock will exercise their redemption rights upon consummation of the Business Combinations at a redemption price of approximately $10.67 per share.

The following summarizes the pro forma ownership of New MAC Common Stock following the Business Combination and related agreements under the Minimum Redemptions, 50% Redemptions, and Maximum Redemptions scenarios:

	Minimum Redemptions(1)		50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
DePalma Equityholders	63,252,881	84.5%	63,593,199	85.0%	63,933,517	85.4%
Public Stockholders(4)	637,605	0.9%	318,803	0.4%	—	—%
Sponsors’ Founder Shares(5)	7,829,469	10.5%	7,829,469	10.5%	7,829,469	10.5%
Private Placement Shares(6)	610,000	0.8%	610,000	0.8%	610,000	0.8%
Anchor Founder Shares(7)	2,473,864	3.3%	2,473,864	3.3%	2,473,864	3.3%

Total	74,803,819	100.0%	74,825,335	100.0%	74,846,850	100.0%

(1)	Assumes that no additional shares of MAC Class A Common Stock are redeemed.
(2)	Assumes that 318,802 shares of MAC Class A Common Stock are redeemed.
(3)	Assumes that 637,605 shares of MAC Class A Common Stock are redeemed.
(4)

Reflects the redemptions of 28,989,609, 244,327, and 128,459 shares of MAC Class A Common Stock in connection with the Extension Redemptions, Second Extension Redemptions, and Third Extension Redemptions in December 2022, June 2023, and December 2023, respectively.

(5)

Includes 4,000,000 shares and 3,829,469 shares of MAC Class A and Class B Common Stock, respectively, after the Founder Conversion. Upon the consummation of the Business Combination, all shares of MAC Class B Common Stock will (i) automatically convert into shares of MAC Class A Common Stock on a one-for-one basis and (ii) be cancelled and converted into the right to receive shares of New MAC Common Stock.

(6)	Consists of 610,000 Private Placement Shares owned by the Sponsor. Excludes 300,000 Private Placement Shares owned by Cantor that are subject to forfeiture at Closing.
(7)	Reflects 2,473,864 Founder Shares held by the Anchor Investors purchased from the Sponsor.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

	MAC (Historical)	DePalma I (Historical)	DePalma II (Historical)	Total Pro Forma Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Total Pro Forma Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets:
Cash	$50,300	$34,016,284	$437,460	$8,001,175	A	$23,721,283	$(6,806,352)	M	$16,914,931
				(15,595,000)	B
				(1,825,000)	I
				(1,363,936)	J
Prepaid expenses	174,646	—	—	—		174,646	—		174,646
Interest receivable	—	933,441	—	—		933,441	—		933,441
Due from related party	—	2,056,000	—	(2,056,000)	K	—	—		—

Total current assets	224,946	37,005,725	437,460	(12,838,761)		24,829,370	(6,806,352)		18,023,018
Marketable securities held in Trust Account	8,001,175	—	—	(8,001,175)	A	—	—		—
Property and equipment, net	—	—	5,360,596	—		5,360,596	—		5,360,596
Investments at fair value	—	385,076,497	266,923,500	—		651,999,997	—		651,999,997

Total assets	$8,226,121	$422,082,222	$272,721,556	$(20,839,936)		$682,189,963	$(6,806,352)		$675,383,611

LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$435,875	$622,481	$125,653	$—		$1,184,009	$—		$1,184,009
Deposit liability - related party	—	—	2,855,607	—		2,855,607	—		2,855,607
Due to related party	—	—	2,056,000	(2,056,000)	K	—	—		—
Income taxes payable	52,217	—	—	—		52,217	—		52,217
Loan payments received in advance	—	285,075	—	—		285,075	—		285,075
Excise taxes payable	25,151	—	—	—		25,151	—		25,151
Service fee payable	—	1,368,122	—	—		1,368,122	—		1,368,122

Total current liabilities	513,243	2,275,678	5,037,260	(2,056,000)		5,770,181	—		5,770,181
Deferred legal fees	3,190,927	—	—	(3,190,927)	B	—	—		—
Working capital loan - related party	1,825,000	—	—	(1,825,000)	I	—	—		—
Warrant liability	31,850	—	—	—		31,850	—		31,850
Deferred underwriting fee payable	15,000,000	—	—	(3,000,000)	B	—	—		—
				(12,000,000)	L

Total liabilities	20,561,020	2,275,678	5,037,260	(22,071,927)		5,802,031	—		5,802,031

Temporary equity:
Class A common stock subject to possible redemption	7,945,782	—	—	(7,945,782)	C	—	—		—
Stockholders’ equity (deficit):
New MAC common stock	—	—	—	64	C	7,510	(64)	M	7,446
				6,325	E
				1,121	F
MAC Class A common stock	491	—	—	(491)	F	—	—		—
MAC Class B common stock	630	—	—	(630)	F	—	—		—
Additional paid-in capital	—	—	—	7,945,718	C	574,558,288	(6,806,288)	M	567,752,000
				(20,281,802)	D
				687,484,515	E
				834,800	G
				(112,061,007)	H
				(1,363,936)	J
				12,000,000	L
Accumulated deficit	(20,281,802)	—	—	(9,404,073)	B	(10,238,873)	—		(10,238,873)
				20,281,802	D
				(834,800)	G
Members’ capital	—	419,806,544	267,684,296	(687,490,840)	E	—	—		—
Non-controlling interest	—	—	—	112,061,007	H	112,061,007	—		112,061,007

Total stockholders’ equity (deficit)	(20,280,681)	419,806,544	267,684,296	9,177,773		676,387,932	(6,806,352)		669,581,580

Total liabilities, temporary equity, and stockholders’ equity	$8,226,121	$422,082,222	$272,721,556	$(20,839,936)		$682,189,963	$(6,806,352)		$675,383,611

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

	MAC (Historical)	DePalma I (Historical)	DePalma II (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Investment income:
Interest income	$—	$11,660,367	$—	$—		$11,660,367	$—	$11,660,367
Other income	—	3,395,727	—	—		3,395,727	—	3,395,727

Total investment income	—	15,056,094	—	—		15,056,094	—	15,056,094
Expenses:
Service fees	—	(3,600,000)	—	—		(3,600,000)	—	(3,600,000)
Depreciation expense	—	—	(885,573)	—		(885,573)	—	(885,573)
Professional fees	—	(3,911,737)	(856,087)	—		(4,767,824)	—	(4,767,824)
Administration fees	—	(204,887)	(112,515)	(7,532,793)	DD	(7,850,195)	—	(7,850,195)

Total expenses	—	(7,716,624)	(1,854,175)	(7,532,793)		(17,103,592)	—	(17,103,592)

Net investment income (loss)	—	7,339,470	(1,854,175)	(7,532,793)		(2,047,498)	—	(2,047,498)

Net realized and unrealized gains (losses) on investment transactions:
Net realized gain (loss) from investments	—	10,407,223	57,873	—		10,465,096	—	10,465,096
Net change in unrealized appreciation from investments	—	15,468,324	(285,723)	—		15,182,601	—	15,182,601

Net realized and unrealized gains (losses)	—	25,875,547	(227,850)	—		25,647,697	—	25,647,697
Other income (expense):
Formation and operational costs	(4,655,422)	—	—	—		(4,655,422)	—	(4,655,422)
Interest earned on marketable securities held in Trust Account	331,985	—	—	(331,985)	AA	—	—	—
Change in fair value of warrant liability	(15,470)	—	—	—		(15,470)	—	(15,470)

Total other income (expense)	(4,338,907)	—	—	(331,985)		(4,670,892)	—	(4,670,892)

Income (loss) before provision for income taxes	(4,338,907)	33,215,017	(2,082,025)	(7,864,778)		18,929,307	—	18,929,307
Provision for income taxes	(60,141)	—	—	—		(60,141)	—	(60,141)

Net income (loss)	(4,399,048)	33,215,017	(2,082,025)	(7,864,778)		18,869,166	—	18,869,166
Less: Net income attributable to noncontrolling interest	—	—	—	(5,074,678)	EE	(5,074,678)	—	(5,074,678)

Net income attributable to New MAC	$(4,399,048)	$33,215,017	$(2,082,025)	$(12,939,456)		$13,794,488	$—	$13,794,488

Net income (loss) per share:
Weighted average shares outstanding of Class A common shares - basic and diluted	925,369
Net loss per Class A common share - basic and diluted	$(0.36)
Weighted average shares outstanding of Class B common shares - basic and diluted	11,213,333
Net loss per Class B common share - basic and diluted	$(0.36)
Weighted average shares outstanding - basic and diluted						74,803,819		74,846,850
Net income per share attributable to New MAC - basic and diluted						$0.18		$0.18

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

	MAC (Historical)	DePalma I (Historical)	DePalma II (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Investment income:
Interest income	$—	$5,893,530	$—	$—		$5,893,530	$—	$5,893,530
Other income	—	2,474,535	—	—		2,474,535	—	2,474,535

Total investment income	—	8,368,065	—	—		8,368,065	—	8,368,065
Expenses:
Service fee expense	—	(4,800,000)	—	—		(4,800,000)	—	(4,800,000)
Depreciation expense	—	—	(1,025,910)	—		(1,025,910)	—	(1,025,910)
Professional fees	—	(3,265,666)	(193,045)	—		(3,458,711)	—	(3,458,711)
Administration fees	—	(317,410)	(125,528)	(10,043,724)	DD	(10,486,662)	—	(10,486,662)
Other expenses	—	(804)	(107)	—		(911)	—	(911)

Total expenses	—	(8,383,880)	(1,344,590)	(10,043,724)		(19,772,194)	—	(19,772,194)

Net investment loss	—	(15,815)	(1,344,590)	(10,043,724)		(11,404,129)	—	(11,404,129)

Net realized and unrealized gains (losses) on investment transactions:
Net realized loss from investments	—	(7,127,346)	—	—		(7,127,346)	—	(7,127,346)
Net change in unrealized appreciation from investments	—	38,736,147	6,525,000	—		45,261,147	—	45,261,147

Net realized and unrealized gains (losses)	—	31,608,801	6,525,000	—		38,133,801	—	38,133,801

Other income (expense):
Operating and formation costs	(1,670,335)	—	—	—		(1,670,335)	—	(1,670,335)
Interest income on marketable securities held in Trust Account	3,305,765	—	—	(3,305,765)	AA	—	—	—
Stock compensation expense	—	—	—	(834,800)	CC	(834,800)	—	(834,800)
Change in fair value of warrant liabilities	233,870	—	—	—		233,870	—	233,870
Transaction costs associated with the Initial Public Offering	—	—	—	(10,639,073)	BB	(10,639,073)	—	(10,639,073)

Total other income (expense)	1,869,300	—	—	(14,779,638)		(12,910,338)	—	(12,910,338)

Income (loss) before provision for income taxes	1,869,300	31,592,986	5,180,410	(24,823,362)		13,819,334	—	13,819,334
Provision for income taxes	(638,962)	—	—	—		(638,962)	—	(638,962)

Net income (loss)	1,230,338	31,592,986	5,180,410	(24,823,362)		13,180,372	—	13,180,372
Less: Net income attributable to noncontrolling interest	—	—	—	(5,912,564)	EE	(5,912,564)	—	(5,912,564)

Net income (loss) attributable to New MAC	$1,230,338	$31,592,986	$5,180,410	$(30,735,926)		$7,267,808	$—	$7,267,808

Net income (loss) per share:
Weighted average shares outstanding of Class A common shares - basic and diluted	27,696,716
Net income per Class A common share - basic and diluted	$0.03
Weighted average shares outstanding of Class B common shares - basic and diluted	11,213,333
Net income per Class B common share - basic and diluted	$0.03
Weighted average shares outstanding - basic and diluted						74,803,819		74,846,850
Net income per share attributable to New MAC - basic and diluted						$0.10		$0.10

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Business Combination

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination and related transactions occurred on September 30, 2023. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2022.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New MAC. They should be read in conjunction with the historical financial statements and notes thereto of MAC and the DePalma Companies included elsewhere in this proxy statement/prospectus.

Note 2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of these entities which, when confirmed, could have a material impact on the financial statements of the post-closing New MAC. The unaudited pro forma condensed combined financial information assumes no differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. MAC has elected not to present management adjustments and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined financial information.

The pro forma basic and diluted net income per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of New MAC Common Stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2022.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:

Transaction Accounting Adjustments

A.

Represents the reclassification of $8,001,175 held in the Trust Account as of September 30, 2023, inclusive of interest earned on the Trust Account, to cash and cash equivalents that becomes available at closing of the Business Combination, assuming minimum redemptions to fund the closing of the Business Combination.

B.

Represents estimated non-recurring transaction costs of $15,595,000 anticipated to be paid at closing of the Business Combination, inclusive of $12,595,000 in accounting, advisory, legal, and other fees that are expensed as part of the Business Combination, of which $3,190,927 is accrued as of September 30, 2023, and deferred underwriting fees of $3,000,000, following the underwriter’s waiver of $12,000,000 of such deferred underwriting fees (see Adjustment L below).

C.	Reflects the reclassification of $7,945,718 of MAC Common Stock subject to possible redemption to permanent equity.

D.	Reflects the reclassification of MAC’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.

E.	Represents the recapitalization of DePalma I and DePalma II outstanding equity as a result of the reverse recapitalization.

F.

Represents the exchange of 4,610,000 shares of MAC Class A Common Stock and 6,303,333 shares of Class B Common Stock into 10,913,333 shares of New MAC Common Stock, following the Founder Conversion and waiver and anticipated forfeiture of Private Placement Shares owned by Cantor at closing.

G.

Reflects stock-based compensation expense of $834,800 related to shares transferred by the Sponsor to certain directors of MAC as per ASC 718 - Stock-based Compensation. Prior to the consummation of the MAC IPO, the Sponsor assigned an aggregate of 100,000 shares of MAC Class B Common Stock to these directors at a purchase price of $0.002 per share. The performance obligation for the vesting of the shares is achieved upon the closing of the Business Combination, therefore, the expense has been presented as a pro forma adjustment to additional paid-in capital and accumulated deficit.

H.	Reflects non-controlling interest of 16.3% of certain limited capital partners of the DePalma Companies that will retain interest in the DePalma Companies post-Business Combination.

I.

Reflects the payment of certain MAC related party promissory notes due and payable upon the closing of the Business Combination, unless otherwise converted to equity in connection with the closing of the Business Combination at the option of the holder. Subsequent to the pro forma periods presented, MAC drew an additional $375,000 on existing related party promissory notes which is not shown as a pro forma adjustment as this additional principal is anticipated to be paid at closing of the Business Combination, and issued an additional promissory note in the principal amount of $450,000. As of the date of this filing, MAC has outstanding a total of $2,200,000 in principal due and payable in relation to these promissory notes.

J.

Reflects redemption payments totaling $1,363,936 as a result of the redemption of 128,459 shares of MAC Class A Common Stock in connection with the Third Extension Redemptions occurring in December 2023.

K.	Reflects the elimination of amounts due between the DePalma Companies as these amounts will be eliminated in consolidation upon the closing of the Business Combination.

L.	Reflects the reduction in deferred underwriting fees to be paid at closing of the Business Combination pursuant to the waiver of $12,000,000 of such fees by Cantor.

M.	Reflects a scenario in which 637,605 shares of MAC Class A Common Stock are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Stockholders of $6,806,352 (assuming a redemption price of $10.67 per share), allocated to common stock and additional paid-in capital using per value $0.0001 per share.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

AA.	Reflects the elimination of investment income on the Trust Account.

BB.

Reflects the accrual of additional estimated transaction costs of $10,639,073 as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

CC.

Reflects stock-based compensation expense of $834,800 related to shares transferred by the Sponsor to certain directors of MAC as per ASC 718 - Stock-based Compensation. Prior to the consummation of the MAC IPO, the Sponsor assigned an aggregate of 100,000 Founder Shares to these directors at a purchase price of $0.002 per share. The performance obligation for the vesting of the shares is achieved upon the Closing of the Business Combination. This is a non-recurring item.

DD.	Reflects estimated management fees to be incurred for services provided by MAM pursuant to a Management Services Agreement that shall be executed upon closing of the Business Combination.

EE.

Reflects net income attributable to non-controlling interests of 16.3% of certain limited partners of DePalma I and DePalma II that will retain interest in the DePalma Companies post-Business Combination.

Note 4. Net Income per Share

Net income per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination and related transactions have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of shares of MAC Class A Common Stock by Public Stockholders at the time of the Business Combination for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

	For the Nine Months Ended September 30, 2023		For the Year Ended December 31, 2022
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Pro forma net income attributable to New MAC	$13,794,488	$13,794,488	$7,267,808	$7,267,808
Weighted average shares outstanding - basic and diluted	74,803,819	74,846,850	74,803,819	74,846,850
Pro forma net income per share attributable to New MAC - basic and diluted	$0.18	$0.18	$0.10	$0.10
Potentially dilutive securities:
Public Warrants	15,000,000	15,000,000	15,000,000	15,000,000
Private Placement Warrants	305,000	305,000	305,000	305,000

(1)	Pro forma net income per share attributable to New MAC includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)

The potentially dilutive outstanding securities were excluded from the computation of pro forma net income per share, basic and diluted, because their effect would have been anti-dilutive or the issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Business Combination Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the Related Agreements in their entirety.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and the Supporting Shareholders have entered into the Sponsor Support Agreement pursuant to which the Sponsor and the Supporting Shareholders have agreed, among other things, to vote all shares of MAC Common Stock held by them in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and to not redeem any of their shares of MAC Common Stock.

Registration Rights Agreement

In connection with the Closing, New MAC, the Sponsor, the Supporting Shareholders and certain other parties will enter into a registration rights agreement (which such agreement shall contain terms and conditions similar to those contained in that certain registration rights agreement, dated as of September 30, 2021, among MAC, the Sponsor, and the other parties thereto (the “IPO Registration Rights Agreement”), pursuant to which, the Sponsor, the Supporting Shareholders and certain other parties thereto will be granted certain registration rights with respect to their shares of New MAC Common Stock.

Management Services Agreement

At the Closing, the Manager and New MAC will enter into a MSA pursuant to which the Manager will provide certain management services to New MAC including (i) evaluating, managing, performing due diligence on, negotiating and overseeing the acquisition and disposition of New MAC’s and its subsidiaries’ assets, including taxi medallions, taxi-medallion loans and other assets or property, (ii) evaluating, managing, negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans and other loans held by New MAC (other than typical daily loan servicing activities), (iii) managing New MAC’s and its subsidiaries’ day-to-day business and operations in complying with any regulatory requirements applicable to them in respect of their business activities, (iv) evaluating the financial and operational performance of any of New MAC’s subsidiaries, including monitoring the business and operations thereof, and the financial performance of any of their other assets (v) providing a management team to serve as executive officers of New MAC and/or its subsidiaries or as members of the New MAC Board, (vi) identifying, evaluating, managing, performing due diligence on, negotiating and overseeing the provision of debt or equity financing by New MAC, (vii) identifying, evaluating, managing, performing due diligence on, negotiating and overseeing the acquisition of all or a portion of target businesses or assets by New MAC, and (viii) subject to the provisions of the MSA, performing any other services for and on behalf of New MAC and its subsidiaries to the extent that such services are consistent with those that are customarily performed by the executive officers and employees of a publicly listed company.

The services also include (1) establishing and maintaining books and records of New MAC and its subsidiaries in accordance with customary practice and GAAP; (2) recommending to the New MAC Board changes or other modifications in the capital structure of New MAC and/or its subsidiaries; (3) recommending to the New MAC Board the engagement of or, if approval is not otherwise required, engaging agents, consultants or other third party service providers on behalf of New MAC and its subsidiaries, including accountants, lawyers or experts; (4) managing or overseeing litigation, administrative or regulatory proceedings, investigations or any other reviews of New MAC’s and/or its subsidiaries business, subject to the approval of the New MAC Board to the extent necessary in connection with the settlement, compromise, consent to the entry of an order or judgment or other agreement resolving any of the foregoing; (5) recommending to the New MAC Board the payment of dividends or other distributions on the equity interests of New MAC; (6) attending to the timely calculation and payment of taxes payable, and the filing of all taxes return due, by New MAC and its subsidiaries; and (7) making loans to, or arranging loans on behalf of, entities in which New MAC or any of its subsidiaries has an equity or debt investment.

New MAC will compensate the Manager for its services provided pursuant to the MSA on a quarterly basis with a management fee calculated as follows: (a) the product of (i) 0.375%, multiplied by (ii) New MAC’s Adjusted Net Assets (as defined in the MSA). The Manager may also earn an incentive fee based on the financial performance of New MAC pursuant to a separate agreement to be entered into by New MAC and the Manager that is approved by the New MAC Board and separately approved by a majority of the independent directors of the New MAC Board. The Manager and New MAC and the New MAC Board agree to use their respective best efforts to enter into an agreement within 180 days after the Closing to provide for the payment of a mutually agreeable incentive fee. New MAC shall pay all of its own expenses and reimburse the Manager for certain documented expenses incurred by the Manager on New MAC’s and its subsidiaries’ behalf during the term of the MSA. New MAC must indemnify the Manager from all losses incurred arising out of any breach of the agreement or services provided thereunder, subject to certain exceptions.

During the term of the MSA, the Manager is permitted to provide services, including services similar to the services described above, to other Persons (as defined in the MSA). The Manager is not prohibited from investing in or assisting a business competitive with New MAC. Additionally, the Manager need not present business opportunities to New MAC.

The MSA further requires New MAC to maintain a board consisting of a majority of independent directors.

The MSA shall be effective upon consummation of the Business Combination and continue in operation, unless terminated in accordance with the terms of the MSA, until the fifth (5th) anniversary of the Closing (the “Initial Term”). After the Initial Term, the MSA shall be deemed renewed automatically for additional successive five-year periods (each, an “Automatic Renewal Term”) unless otherwise terminated.

The MSA provides that the Manager may resign and terminate the MSA at any time with at least 180 days’ prior written notice to New MAC of the Manager’s intention to terminate the MSA, which right shall not be contingent upon the finding of a replacement manager. However, if the Manager resigns, the Manager shall, upon request of the New MAC Board, use reasonable efforts to assist the New MAC Board to find a replacement manager at no cost or expense to New MAC.

Additionally, the MSA is subject to termination by (i) the New MAC Board at any time, if it is found that the Manager materially breached the terms of the MSA and such breach continued unremedied for sixty (60) days after the Manager received written notice from New MAC setting forth the terms of such breach, (ii) at any time if (A) there if a finding that the manager (x) acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the MSA or (y) engaged in fraudulent or dishonest acts in connection with the business operations of New MAC, and (B) at least seventy-five percent (75%) of the New MAC Board votes to terminate the MSA, (iii) at the expiration of the Initial Term or any Automatic Renewal Term with written notice to the Manager at least 180 days before the applicable expiration as approved in advance by a majority of the independent directors of the New MAC Board voting in favor of providing that notice and terminating the MSA; or (iv) at any time if (A) at least seventy-five percent (75%) of the New MAC Board votes to terminate the MSA and (B) the holders of at least seventy-five percent of the then outstanding shares of New MAC Common Stock vote in favor of terminating the MSA.

The foregoing description of the MSA is subject to, and qualified in its entirety by reference to, the MSA, which is attached to this proxy statement/prospectus as Annex F, and is incorporated by reference into this proxy statement/prospectus.

Letter Agreement

In connection with MAC’s IPO, on September 30, 2021, MAC, MAC’s officers and directors and the Sponsor entered into a letter agreement (the “Letter Agreement”), pursuant to which MAC’s initial stockholders agreed not to transfer, assign or sell any Founder Shares until the earlier to occur of: (a) one year after the completion of MAC’s initial business combination or (b) subsequent to MAC’s initial business combination, (x) if the last sale price of MAC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after MAC’s initial business combination, or (y) the date on which MAC completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. Additionally, MAC’s officers and directors and the Sponsor have agreed, pursuant to the terms of the Letter Agreement, to vote any shares of MAC Common Stock held by them in favor of the Business Combination and not to redeem any shares of MAC Common Stock owned by them in connection with such stockholder approval. Any permitted transferees under the Letter Agreement are subject to the same restrictions and other agreements of MAC’s initial stockholders with respect to any Founder Shares.

PROPOSAL NO. 2 — THE ORGANIZATIONAL DOCUMENT PROPOSALS

Overview

If the Business Combination Proposal is approved and the Business Combination is to be consummated, then (as applicable to the Organizational Document Proposals) the Merger will be consummated. In connection with the Merger, each outstanding share of MAC Common Stock, which is subject to MAC’s Amended and Restated Certificate of Incorporation and Bylaws (the “Existing Organizational Documents”), will be converted into the right to receive shares of New MAC Common Stock, which will be subject to New MAC’s proposed Amended and Restated Certificate of Incorporation (the “Proposed Charter”) and proposed Amended and Restated Bylaws (the “Proposed Bylaws,” and together with the Proposed Charter, the “Proposed Organizational Documents”). In connection with the consummation of the Merger, therefore, former stockholders of MAC subject to the Existing Organizational Documents ultimately will become subject to the Proposed Organizational Documents. We refer to this as the “replacement” of the Existing Organizational Documents with the Proposed Organizational Documents.

MAC’s stockholders are being asked to consider and vote upon and to approve the following separate proposals (collectively, the “Organizational Document Proposals”) in connection with amendment and restatement of the Existing Charter and the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The Organizational Document Proposals are conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Organizational Document Proposals will have no effect, even if approved by our Public Stockholders. Defined terms used but not defined herein have the meanings ascribed to them in the applicable Organizational Document.

Organizational Document Proposal 2a — Authorized Capital Stock

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, MAC’s stockholders are being asked to approve the change in the authorized capital stock of 221,000,000 shares, consisting of 200,000,000 shares of MAC Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 260,000,000 shares, consisting of 250,000,000 shares of New MAC Common Stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share (as provided in the Proposed Charter).

Organizational Document Proposal 2b — Supermajority Provisions

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, MAC’s stockholders are being asked to approve the provision in the Proposed Charter pursuant to which: (a) the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of New MAC Common Stock entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to, among others: (i) stockholder meetings, (ii) the board of directors, and (iii) amendment of the Proposed Charter.

Organizational Document Proposal 2c — Approval of Other Changes in Connection with the Adoption of the Proposed Organizational Documents

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, MAC’s stockholders are being asked to approve all other changes in connection with the replacement of the Existing Organizational Documents of MAC with the Proposed Organizational Documents of New MAC, including, among other things, changing from a blank check company seeking a business combination within a certain period (as provided in the Existing Organizational Documents) to a corporation having perpetual existence (as provided in the Proposed Charter).

Organizational Document Proposal 2d — Approval of Single Class Board

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, the Proposed Charter will provide for a single class of board of directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Proposed Bylaws.

MAC Board’s Reasons for the Approval of the Organizational Document Proposals

Authorized Stock

Our board of directors believes that it is important for New MAC to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support New MAC’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). Our board of directors believes that Organizational Document Proposal, if approved, would adequately address the authorized share needs of New MAC after the Business Combination.

Perpetual Existence

Our board of directors believes that making New MAC’s corporate existence perpetual as provided in the Proposed Charter (rather than a blank check company seeking a business combination as provided in the Existing Organizational Documents) is desirable to reflect the effect of the Business Combination and to clearly identify New MAC as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and our board of directors believes that it is the most appropriate period for New MAC following the Business Combination.

Blank Check Company

Our board of directors has determined it is in the best interest of MAC to eliminate provisions in the Existing Organizational Documents specific to our status as a blank check company seeking a business combination within a certain period. This deletion is desirable because these provisions will serve no purpose following consummation of the Business Combination. For example, the Proposed Charter removes the requirement of the Existing Organizational Documents to dissolve MAC and instead allows New MAC to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for New MAC.

Supermajority Provisions

Our board of directors has determined that the supermajority voting requirements in the Proposed Charter is appropriate to protect all stockholders of New MAC against the potential self-interested actions by one or a few large stockholders after the Business Combination. In reaching this conclusion, our board of directors is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of New MAC Common Stock following the Business Combination.

Comparison of Existing Organizational Documents to Proposed Organizational Documents

The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Existing Charter, and the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B, and the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are urged to read each of the Proposed

Organizational Documents in its entirety for a more complete description of its terms. We urge stockholders to carefully consult the information set out under the “Comparison of Corporate Governance and Stockholders’ Rights” section of this proxy statement/prospectus.

Existing Organizational Documents of MAC	Proposed Organizational Documents of New MAC
Authorized Capital Stock (Organizational Document Proposal 2a)

The Existing Organizational Documents provide for an authorized capital stock of 221,000,000 shares, consisting of 200,000,000 shares of MAC Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share.	The Proposed Organizational Documents provide for authorized capital stock of 260,000,000 shares, consisting of 250,000,000 shares of New MAC Common Stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

Existing Organizational Documents of MAC	Proposed Organizational Documents of New MAC
Supermajority Provisions (Organizational Document Proposal 2b)

The Existing Organizational Documents do not include provisions subject to supermajority holder approval.	The Proposed Organizational Documents provide for the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of New MAC Common Stock entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to, among others: (i) stockholder meetings, (ii) the board of directors and (iii) amendment of the Proposed Charter.

Approval of Other Changes in Connection with the Adoption of the Proposed Organizational Documents (Organizational Document Proposal 2c)

The Existing Organizational Documents include provisions related to MAC’s status as a blank check company seeking a business combination within a certain period.	The Proposed Organizational Documents include provisions related to New MAC’s status as a corporation having perpetual existence.

Approval of Single Class Board (Organizational Document Proposal 2d)

The Existing Organizational Documents provide for three classes of directors. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the adoption of the Existing Charter, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the adoption of the Existing Charter and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the adoption of the Existing Charter. At each annual meeting following adoption of the Existing Charter, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders.	The Proposed Charter will provide for a single class of directors.

Vote Required for Approval

The approval of each of the Business Combination Proposal, the Adjournment Proposal and Proposals No. 2b and No. 2c of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, present and entitled to vote at the Special Meeting and voted in connection with such proposal. The approval of Proposal No. 2a of the Organizational Document Proposals requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of (i) the holders of a majority of the then issued and outstanding shares of each of the MAC Class A Common Stock and MAC Class B Common Stock, voting separately, and (ii) the holders of a majority of the then issued and outstanding shares of MAC Class A Common Stock and MAC Class B Common Stock, voting together as a single class, in each case present and entitled to vote at the Special Meeting and voted in connection with such proposal.

Recommendation of the MAC Board

THE MAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENT PROPOSALS.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the MAC Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to MAC’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve one or more of the proposals presented at the Special Meeting or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to Closing would not be satisfied. In no event will the MAC Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by MAC’s stockholders, the MAC Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to Closing would not be satisfied.

Vote Required for Approval

The Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of MAC Common Stock represented virtually in person or by proxy and voted thereon at the Special Meeting vote “FOR” the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Stockholder Proposals.

Recommendation of the MAC Board

THE MAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT DEPALMA

In this section, “we,” “us,” “our,” “our company,” “DePalma” and the “DePalma Companies” refer to DePalma Acquisition I LLC and DePalma Acquisition II LLC, collectively, prior to the Business Combination and to New MAC following the Business Combination.

Overview

The DePalma Companies were organized as two Delaware limited liability companies on February 23, 2018 and commenced operations on March 29, 2018. The DePalma Companies are the market leader in providing specialized financing solutions to the regulated mobility sector, with a geographic focus on the NYC taxi market.

We are primarily engaged in the business of acquiring, restructuring, and owning New York City (“NYC” or the “City of New York”) taxi medallion collateralized loans, which we refer to as “medallion loans,” as well as leasing NYC taxi medallions through a dedicated taxicab fleet. In the future, the Company expects to sell medallions (potentially including seller financing). We believe we are the largest NYC taxi medallion lender with a medallion loan portfolio collateralized by approximately 2,383 NYC taxi medallions as of September 30, 2023. In addition to our business of owning medallion loans and leasing medallions, we believe we are also the largest owner of Registered and Unregistered NYC taxi medallions. As of September 30, 2023, we had approximately 1,517 Owned Medallions, which will generally be redeployed over time into the NYC taxi medallion lending market or leased by a dedicated fleet of 199 taxicabs managed by Septuagint Solutions, an operating joint venture with an unaffiliated strategic partner, in which we hold a 50% interest and will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions have been leased to Septuagint. The fleet operations provide an additional avenue to lease our Owned Medallions, and in the future we believe will provide New MAC with an avenue to finance sales to NYC taxi operators and other potential medallion purchasers. DePalma II, through its wholly-owned mini-LLC subsidiaries, enters into Medallion Owner Lease Agreements with Septuagint (collectively, the “Lease Agreement”), whereby DePalma II grants Septuagint the exclusive right to operate or sublease medallions and related taxicab vehicles owned by the mini-LLCs in the amount of monthly rental payments of $1,500 per medallion. Septuagint is separately obligated to pay for the Vehicles under various guaranty agreements, pursuant to which it guaranteed the promissory notes executed by the mini-LLCs, as borrower, in favor of DePalma II, as lender, in connection with the purchase of the Vehicles by the mini-LLCs funded by DePalma II, which accrues interest at 6% per annum. Under the Lease Agreement, Septuagint is granted full and exclusive authority to sell (or lease) the vehicles on behalf of the mini-LLCs at such price as Septuagint shall determine in its sole discretion. The mini-LLCs retain ownership interest in the medallions and taxicab vehicles throughout the contractual term, unless otherwise agreed upon.

The medallion loans are secured by one or more taxi medallions and primarily take the following two forms:

•

MRP+ Loans: MRP+ Loans are medallion loans participating in the Medallion Relief Program (“MRP”) and MRP+, each established by the City of New York and the TLC. MRP+ Loans are nonrecourse loans that are typically secured by one or more medallions and do not carry a personal guarantee, but rather have credit support from funds provided by the City of New York. See “— MRP and MRP+ — Reserve Fund”) below for more information.

•

Non-MRP+ Loans: Non-MRP+ Loans are not part of the MRP+ and, in addition to being secured by one or more medallions, are, in many cases, further secured by personal guarantees of the borrowers, shareholders or equity members and, in some cases, collateralized with additional collateral such as real estate of the borrowers.

Since formation, substantially all our medallion loans were acquired via bulk purchases of loan portfolios from prior lenders, many of whom were the originators or lead participants of such loans. In almost all cases, the vast majority of the loans we acquired were non-performing at the time of acquisition.

When a borrower defaults on a loan, we have the ability to enforce our rights as a lender under the applicable medallion loan agreement. Historically, we have resolved defaulted medallion loans by (i) restructuring the loan,

(ii) repossessing or otherwise obtaining possession of and/or foreclosing upon the taxi medallion that was collateral for the loan, (iii) enforcing the underlying obligation against the borrower and/or any guarantor of the loan including the personal guaranty or additional collateral, if any, in the case of Non-MRP+ Loans or (iv) some other negotiated settlement with the borrower, including restructuring, discounted payoff, paydown and surrender and foreclosure and loan enforcement litigation. For MRP+ Loans, enforcement is limited to foreclosing on the taxi medallion collateral and collecting any deficiency between the foreclosure sale price and the amounts due under the loan from funds provided by the City of New York for such purpose. Due to the original price of acquisition for each of these sets of loans, the Company has typically realized gains from each of the scenarios listed above.

Please see “— MRP and MRP+” below “— MRP and MRP+ — Reserve Fund” below for more information.

How Medallions Are Acquired

The DePalma Companies acquired their taxi medallion loans and medallions through a series of bulk portfolio transactions comprised of (i) loans with medallions as collateral and (ii) unregistered foreclosed medallions. To date, the DePalma Companies have not purchased any additional medallions since its last bulk purchase transaction in February 2020.

As part of the resolution process on defaulted loans where DePalma I is the lender, DePalma II ultimately acquires such collateralized medallions via assignment from DePalma I following DePalma I’s acquisition of such medallions from the defaulted borrower through a method of UCC disposition.

The three primary UCC disposition methods are (i) public auction, (ii) surrender and (iii) private sale. To date, the DePalma Companies have only acquired loans with medallions as collateral by purchasing portfolios of taxi medallion loans from third party secured lenders. A description of each of these UCC disposition methods is set forth below.

Public Auction

Typically, a public auction is held in connection with foreclosure proceedings. A third party bidder may seek to acquire the auctioned medallion via cash bid or the existing secured lender may elect to bid on the medallion via a credit bid to acquire the collateral. When a secured lender “credit bids”, the secured lender bids at auction for the medallion with all or a portion of the delinquent borrower’s debt obligation secured by the medallion. For example, if the delinquent borrower’s total debt obligation is $200,000, the secured lender can credit bid up to such amount and, to the extent the winning bid is less than $200,000, the difference between the winning credit bid and $200,000 becomes an unsecured “deficiency” obligation owed to the secured lender by the delinquent borrower. Conversely, under the same example, in the event the winning bid was in excess of $200,000, the bidding secured lender would have to settle the difference between the $200,000 credit bid and the winning bid with cash. To date, in instances where the DePalma Companies acquired medallions via credit bid, the DePalma Companies have not had to bid an amount in excess of its credit bid. As such, the DePalma Companies have recorded no cash outflows due to bidding on credit bids.

A third party may also seek to acquire medallions via credit bid assignment whereby the third party purchases the right to a secured lender’s credit bid, which is then assigned to the third party purchaser, who, in turn, steps into the place of the prior secured lender with the legal right to credit bid, and, if such bid is the winning bid, completes the UCC disposition acquiring the previously collateralized medallion.

Additionally, holders of portfolios of medallions or loans collateralized by medallions may choose to sell their positions via an auction. In the past, the DePalma Companies have purchased portfolios of medallions and loan portfolios containing both loans secured by medallions and Owned Medallions.

Of the DePalma Companies’ 1,517 Owned Medallions, 905, or approximately 60%, were acquired via public auction credit bid and 181, or approximately 12%, were acquired via public auction for cash.

Surrender

In lieu of a public auction, a secured lender could acquire a medallion via the UCC disposition method of surrender. A surrender is effectively a private transaction between delinquent borrower and secured lender whereby the delinquent borrower agrees to surrender the collateral secured by the loan (i.e., the medallion) plus, in some cases, additional cash, to the secured lender, in complete satisfaction of the borrower’s obligation.

Similar to a credit bid assignment, a third party may also purchase a loan from a secured lender by stepping into the place of the secured lender under the surrender agreement, and ultimately acquiring a medallion through the surrender agreement previously initiated, but not completed by the assigning secured lender with its borrower.

Of the DePalma Companies’ 1,517 Owned Medallions, 234, or approximately 15%, were acquired via surrender.

Private Sale

The owner of a medallion may also choose private sale as a method of UCC disposition. A private sale is a negotiated transaction between the owner of the medallion and a third party buyer.

Since inception, the DePalma Companies have acquired their current medallion portfolios in a series of private medallion and medallion collateralized loan portfolio purchases, whereby the DePalma Companies directly acquired 361 Owned Medallions and loans collateralized by 4,189 medallions. The table below sets forth information regarding when the DePalma Companies acquired New York City medallions directly or medallions serving as collateral for acquired loans, as applicable, and the price paid in those acquisitions. With respect to acquired loans, such loans are almost universally in default and following such acquisition, DePalma I may choose to acquire direct ownership of the medallion collateral through a UCC disposition method (i.e., public auction or surrender), which medallion would then be assigned to DePalma II.

	Private Sale Acquisitions of Medallions			Avg. Price Paid($)
Year	Owned Medallions	Medallions as Collateral	Total	Owned Medallions	Medallions as Collateral	Total
2018	292	1,211	1,503	$182,737	$189,139	$187,908
2020	69	2,978	3,047	$118,149	$118,149	$118,149

Our Market

A NYC taxi medallion is the only permitted license to operate a taxi and accept street hails in the City of New York. There are a limited number of taxi medallions that have been issued to date and, as of September 30, 2023, the number of those licenses was capped by the TLC at 13,587. Selling price information publicly released by the TLC is a factor considered in valuing DePalma II’s New York City medallions along with other inputs, including the amount per medallion that was backstopped by NYC per the MRP+ program, and DePalma I’s historical loan realization activity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma—Critical Accounting Policies and Estimates—Fair Value Measurements.” The below table illustrates the average sale price of a NYC taxi medallion based on transfers of medallions was as follows:

Transfers of Medallions(1)(2)(3)
	2019	2020	2021	2022	2023(4)
Average	$196,627	$127,845	$103,659	$138,342	$137,152
Maximum	$360,000	$264,845	$230,000	$265,204	$335,000
Median	$180,000	$125,000	$95,000	$140,000	$125,000
Minimum	$80,000	$70,000	$25,000	$35,000	$40,000

Source: TLC and management estimates

(1)	Includes estate sales and foreclosures.
(2)	Excludes partnership to LLC transfers and transfers marked as $0 in TLC transfer data set.

(3)	Each TLC transfer is treated as one transaction.
(4)	Through December 2023.

We believe the increase in the 2022 average and maximum sale prices from 2020 and 2021 primarily reflected the improvement in the market driven by COVID’s diminishing impact, the MRP+ stabilizing the market and providing relief to borrowers, and the telegraphed rate increase that went into effect in December 2022 improving driver confidence in the market. The illiquidity and distressed nature of the taxi industry over the last several years has resulted in a wide range of reported medallion sale transaction values, including many of which we believe are not reflective of the intrinsic value of the collateral or the potential recoveries. We believe the lack of a financing market for New York City taxicab medallions creates an environment where medallion values do not reflect their underlying intrinsic value.

To facilitate our specialty finance business of financing and owning of NYC taxi medallions, our lending business currently acquires, restructures and owns loans collateralized by taxi medallions, and Septuagint, an operating joint venture, manages a TLC-licensed taxi fleet that currently utilizes 199 of our Owned Medallions. For the years ended December 31, 2021 and December 31, 2022, Septuagint utilized 127 and 142 medallions, respectively. In the future, the Company expects to sell medallions, potentially including seller financing. Medallion owners are generally individual taxi owners/operators, taxi fleet operators or passive investors looking to monetize the medallion asset, which they typically do by leasing them to fleet operators who look to procure additional operating capacity.

Medallions are typically sold either through a negotiated transaction, often using TLC-licensed brokers, or at a foreclosure auction. The TLC does not have a role in the auction process, which is run by secured lenders. Upon a default, the UCC provides a secured lender with wide discretion to dispose of the medallion collateral via public auction, private sale, or otherwise. In the case of a public auction, the UCC requires a secured lender to advertise the auction to the public, notify certain other secured lenders and allow qualified bidders to participate. However, the UCC does not require that the auction be open to the general public or that the results of the auction be disclosed publicly.

To the extent that a medallion buyer registers its ownership with the TLC after a public auction, the buyer and seller self-report the purchase price in connection with the transfer application to the TLC. These prices are then reflected in the TLC’s monthly medallion transfer reports. The TLC’s medallion transfer reports, however, do not provide medallion numbers, sellers, buyers, or other identifiers that would allow a determination of the results of a specific auction. In addition, there is no publicly available data on how often public auctions of medallions have occurred in the past.

Historically, NYC has sold some new medallions via sealed bids, but has not done so since 2013 and we do not expect them to resume anytime soon. However, the TLC does not regulate the method or economic terms of a medallion transfer. The TLC’s involvement in a medallion transfer is limited to confirmation that the open market transferor and transferee submitted a complete medallion transfer package, settling any unpaid taxes or fines associated with the medallion and registration of the medallion in the name of the new owner. When a medallion is transferred, the new owner must register the medallion in its name with the TLC in order for a medallion to be deployed on a working taxi vehicle. In connection with such registration, the transferor and transferee also report to the TLC the sales price and manner of medallion acquisition. The TLC makes available on its website certain limited information with respect to medallion transfers, including the month and year of transfer and the method of transfer, which is self-reported and therefore imprecise. Because the TLC is not involved with the method or economic terms of a medallion transfer, medallion transferees are responsible for self-reporting the method of transfer to the TLC and any analysis of data available from the TLC requires significant assumptions, DePalma is unable to reliably estimate the percentage or volume of medallions transferred through each transfer method during any given period.

Substantially all of our operations and assets are concentrated within the NYC taxi medallion market. We have minor lending exposure to other medallion markets in cities across the United States, including, among others, Chicago and Philadelphia, however, as of September 30, 2023, medallion markets outside of NYC accounted for a de minimis percentage of our total assets.

Since formation, DePalma I has resolved a significant portion of its non-performing loans via UCC public auction. DePalma I engaged outside counsel to complete each of its auctions (e.g., review the file, run searches, establish the terms and condition of auction, send auction notices, publish the auction, communicate with potential bidders, conduct the auction, and provide an affidavit detailing the results of each auction) and confirm that the auction process is compliant with the UCC and the respective loan documents.

For auctions in which DePalma I is the lender or has been assigned the right to credit bid, DePalma I has the right to credit bid and often exercises its right to credit bid to acquire the medallion collateral instead of selling the medallion collateral to a third-party. For the MRP+ auction that occurred in September 2023, the reserve price was set at $150,000. For the non-MRP+ auctions, DePalma I has the right not set a reserve price. To date, three collateralized medallions within DePalma I’s loan portfolio have sold at public auction to third party buyers for cash and, in each case, DePalma I provided the winning cash bidder seller financing for the purchases. Each of these third party purchases occurred during the fourth quarter of 2023 and the average auction sale price of these medallions was $175,333. To date, no medallions serving as collateral for loans within DePalma I’s loan portfolio have been sold to third parties without DePalma I providing seller financing.

The table below summarizes DePalma I’s auction and credit bid activity for each year since formation.

Year	Number of Auctions Held	Number of Medallions Auctioned	Number of Medallions Acquired by Credit- Bid	Average Credit- Bid Amount	Number of Medallions Sold to Third Parties With Seller Financing	Average Purchase Price Sold to Third Parties With Seller Financing	Number of Medallions Sold at Auction to Third Parties Without Seller Financing	Average Purchase Price Sold at Auction to Third Parties Without Seller Financing
2019	6	120	120	$200,000	—	$—	—	$—
2020	—	—	—	$—	—	$—	—	$—
2021	8	107	107	$200,000	—	$—	—	$—
2022	—	—	—	$—	—	$—	—	$—
2023	27	710	707	$199,000	3	$175,333	—	$—

Medallion Lending

We believe we are the largest NYC taxi medallion lender with a medallion loan portfolio collateralized by approximately 2,383 medallions as of September 30, 2023. Substantially all of the medallion loan portfolio was purchased from prior lenders. Additionally, as of September 30, 2023, we held approximately 1,517 Owned Medallions, most of which have been acquired through numerous foreclosures conducted under the UCC or through consensual resolutions with borrowers. Certain of those medallions have been deployed and are currently operating in a joint venture affiliate fleet operating business, Septuagint.

As of September 30, 2023, our NYC taxi medallion loan portfolio consisted of the following:

MRP+ Loans(1)(2)		Non-MRP+ Loans(3)(4)
Unpaid Principal Balance	Underlying Medallions	Unpaid Principal Balance	Underlying Medallions
$214,985,885	1,453	$403,140,319	930

(1)	The MRP+ became effective during the fourth quarter of 2022.
(2)

Reflects unpaid principal balance of current loans outstanding under the MRP+ and medallions underlying such loans as collateral, includes estimates of loans that would be restructured through the MRP+ program.

(3)	Reflects unpaid principal balance of current loans outstanding not subject to the MRP+ and medallions underlying such loans as collateral. Substantially all of these loans are currently in default.
(4)	Unpaid Principal Balance excludes loans no longer secured by medallions.

A prospective NYC taxi medallion owner must qualify under the taxi medallion ownership standards established and enforced by the TLC to transfer the medallion. These standards, among others, prohibit individuals with criminal records from owning taxi medallions, require that the funds used to purchase taxi medallions be derived from legitimate sources, and mandate that taxi vehicles and meters meet TLC specifications. In addition, before the TLC can approve a taxi medallion transfer, the TLC requires a letter from the seller’s insurer stating that there are no outstanding claims for personal injuries in excess of insurance coverage. After the medallion transfer is approved, the medallion owner’s taxi is subject to quarterly TLC inspections.

Most NYC taxi medallion transfers are handled through our third-party servicer, Field Point, a servicer of NYC taxi medallion loans that we believe to be the largest in the NYC taxi market, and by taxi medallion brokers, who are current and former NYC taxi medallion owners, licensed by the TLC. In addition to brokering taxi medallions, we work with these brokers to arrange for TLC documentation insurance, vehicles, meters, and financing. We have relationships and interactions with many of the most active brokers, some of which are or have been borrowers of ours, and we intend to leverage these relationships with brokers to expand our sales channel to provide financing for medallion purchases.

While medallion loans become delinquent or otherwise go into default, our medallion loans are secured by the underlying taxi medallions and, with respect to Non-MRP+ Loans, are further supported by personal guarantees of, or direct recourse to, the obligor owners, shareholders or equity members, as well as additional collateral, if applicable. To date, a substantial portion of our Non-MRP+ Loans portfolio is in default. When a borrower defaults on a Non-MRP+ Loan, we generally decide whether to restructure the underlying loan, initiate a process of foreclosure and/or pursue individual and entity borrowers, guarantors and other obligors through a judicial process. For the period ended September 30, 2023, our top 10 borrowers accounted for 52% of our NYC Non-MRP+ loan portfolio based on medallion count.

MRP and MRP+

The City of New York has established various programs to provide debt relief for eligible NYC taxi medallion owners, including the MRP and the MRP+, which enhances the MRP by providing NYC taxi medallion loan lenders like us with municipal credit support. We believe these initiatives are indicative of the City of New York’s backing of the taxi medallion industry as a key piece of NYC’s transportation infrastructure and provide meaningful support for medallion collateral values via the economic commitments made through these programs. As a result, as of September 30, 2023, we have been able to restructure and reperform MRP+ eligible loans backed by 1,526 NYC taxi medallions. This has the impact of increasing expected future collections of interest and principal as significant number of these loans were not performing or in default prior to entering the programs.

Medallion Relief Program (MRP)

On March 9, 2021, the City of New York announced the MRP to assist economically distressed individual taxicab medallion owners. The purpose of the MRP is to support the recovery of the taxicab industry in the City of New York and return taxicabs to service by providing relief to owners of taxi medallions who are currently unable to make debt service payments on loans incurred to purchase such medallions. The MRP helps eligible medallion owners restructure their outstanding debt to more sustainable levels on more favorable terms. The MRP allocated $65 million in federal grant money from the American Rescue Plan Act of 2021 to provide a $20,000 per medallion principal reduction payment and up to $9,000 in monthly debt relief payments in connection with the restructuring of taxicab medallion loans to reduce principal balances and lower monthly payments for taxicab medallion owners.

The MRP was intended to significantly lower the overall debt service obligations for eligible taxi medallion owners. Among other requirements, the MRP is only available to individual medallion owners who own five or fewer medallions. The MRP is available to all medallion loan lenders to participate upon agreement to provide reductions in outstanding medallion loan balances consistent with MRP parameters. Any medallion owner with a qualified loan under the MRP who defaults on a qualified loan will be prohibited from acquiring another medallion for a period of five years.

To be eligible for the MRP, a borrower must satisfy several criteria, including but not limited to:

(i)	having an ownership interest in no more than six (6) NYC taxi medallions; and

(ii)	the original loan (a) was used to purchase a medallion or (b) to refinance a loan used to purchase a medallion and was outstanding as of March 9, 2021.

The original MRP program (which is not subject to credit support by the City of New York) was announced in March 2021 and became effective in September 2021. The MRP+ program (which is subject to deficiency credit support by the City of New York) was announced in November 2021 and became effective during the fourth quarter of 2022. Loans under the original MRP program that were not restructured under the MRP+ program are not MRP+ Loans.

Medallion Relief Program+ (MRP+)

On November 3, 2021, the City of New York further reached an agreement with the New York Taxi Workers Alliance (“TWA”), a labor union representing taxicab drivers, and Marblegate Asset Management, LLC, to supplement the MRP with a NYC-funded deficiency credit support mechanism (the “Reserve Fund”) to achieve greater principal reduction and lower monthly payments for taxicab medallion loans that were restructured through the MRP, and to permit restructuring of additional medallion loans. On March 17, 2022, the TLC adopted rules establishing the eligibility criteria for applying for supplemental loan deficiency credit support through the MRP+.

As a result, the City of New York has appropriated a total of $115 million in funding to implement the MRP, including (i) $65 million to be utilized to provide upfront principal reduction payments in the form of a grant equal to $30,000 per medallion to lenders as part of each restructuring transaction and (ii) $50 million to fund the Reserve Fund (as described below under “— Reserve Fund”). The Reserve Fund also serves to both make loan payments for a period of time to participating lenders following the occurrence of a payment default by a participating borrower, as well as to satisfy any deficiency realized upon foreclosure of medallion collateral.

Under the MRP+, eligible medallion loans with a principal balance of $200,000 or more will be reduced to an initial principal balance of $200,000, and further reduced to $170,000 per medallion (after a $30,000 per medallion principal reduction payment in the form of a grant from the Reserve Fund). Existing medallion loans with a principal balance of $200,000 or less will have a principal balance equal to the existing principal balance reduced by (i) $30,000 per medallion and (ii) further reduced by 5% of the post-paydown principal balance per medallion resulting from (i) above. In no event will the principal balance of any eligible medallion loan exceed $170,000 per medallion.

Unlike Non-MRP+ Loans, where a significant portion are currently in default, medallion loans participating in the MRP+ are restructured and therefore not in default immediately following participation in the MRP+. Moreover, any personal guarantees and recourse to the borrowers, to the extent those existed prior to the MRP+ restructurings, are released once the loan is restructured. Because MRP+ participating borrowers may still default on their payment following such restructuring, we may ultimately decide to foreclose on medallions securing such loans pursuant to the terms of the MRP+. If there is any deficiency as a result of the foreclosure, funds from the Reserve Fund will be used to pay us the amount of any deficiency. In addition, following a payment default, funds from the Reserve Fund will be released to make regularly scheduled payments of interest and principal, pending foreclosure and satisfaction of the loan balance, either through the foreclosure process entirely, or through a combination of the proceeds realized upon foreclosure plus amounts released from the Reserve Fund to pay any deficiency.

As of September 30, 2023, approximately 24% of our MRP+ Loans, were delinquent. All delinquent loans that were outside of their grace period had regular payments being made out of the Reserve Fund.

In the quarter ended September 30, 2023, we received $7.0 million in debt service payments from the borrowers under the MRP+ program and approximately $17,000 in debt service payments from borrowers that participated in the original MRP program (but not the MRP+ program). Of the $13 million debt service payments received from MRP+ loans from inception through September 30, 2023, approximately $2.0 million, or 16%, of such payments were received from the Reserve Fund as a result of delinquent borrowers qualifying for credit support under the MRP+ program. Approximately 57% of the underlying borrowers in the original MRP program (but not MRP+) were delinquent and making no payments throughout the quarter ended September 30, 2023. Because the window for a borrower to go through the MRP+ program ended June 30, 2023 and new applicants are only being accepted on a case-by-case basis, we do not expect substantially more borrowers to participate in the MRP+ program. Over time, we intend to gradually continue disposition proceedings with respect to MRP+ non-performing loans, which would decrease the percentage of our loan portfolio eligible for credit support. Non-MRP+ loans are not eligible for credit support from the Reserve Fund and, therefore, any new non-MRP+ loans added to our portfolio would be ineligible for such credit support. To the extent nonperforming non-MRP+ loans in our portfolio are replaced with performing loans, we would anticipate non-MRP+ loan delinquency to decrease and associated debt service payments to correspondingly increase. However, to the extent adverse macroeconomic factors arise in the future, delinquencies could increase, which could negatively impact debt service payments from non-MRP+ loans.

The deadline for eligible borrowers to apply to participate in the MRP+ was January 31, 2023 and the official deadline to close restructured loans under the MRP+ was June 30, 2023. Nonetheless, the TLC is continuing to close loans under the program for a handful of eligible borrowers who registered prior to the June 30, 2023 deadline but who have been otherwise unable to close due to extenuating circumstances. Additional exceptions are reviewed by the TLC on a case by case basis.

Standardized MRP+ Loan Terms

All of our medallion loans restructured under the MRP+ contain the following terms, among others:

•	a maturity of 25 years from the date of restructuring;

•	annual interest rate of 7.3%;

•	fixed monthly payments calculated on a fully-amortizing basis;

•	an ability to prepay on the first of each month with 30 days’ notice and without penalty;

•	if the medallion is sold during the term of the loan, the principal balance of the loan is due upon sale; and

•	all loans will be made pursuant to a TLC-approved standard form of loan security agreement.

As of September 30, 2023, we have restructured loans under the MRP+ representing approximately $227 million in post-restructured principal and 1,526 medallions. As a consequence of these restructurings, we forgave approximately $233 million in principal and received approximately $44 million in upfront principal reduction payments, all of which came from the City of New York.

Reserve Fund

The Reserve Fund was established in the City of New York in 2022 and is available to cover deficiencies and other items on all participating loans owned by participating lenders, subject to various mechanisms designed to limit risk on the availability of funds to support defaulted loans. Fund-level protections designed to preserve the balance of the Reserve Fund include, among others:

•

the aggregate debt service of loans supported by the Reserve Fund is limited to the initial fund balance equal to 1.1x annual debt service (e.g., $49 million initial funding divided by 1.1x based on $44.5 million of debt service);

•

the Reserve Fund may be accessed to cover unpaid scheduled debt service on a regular basis or to cover deficiencies realized where foreclosure sale proceeds are insufficient to satisfy remaining amounts due; and

•

upon a disposition, where the sale proceeds received for selling a medallion are less than the outstanding balance of the medallion loan, the Reserve Fund will satisfy the deficiency claim so long as the debt service coverage ratio is at least 1.0x annual debt service of participating loans, otherwise the Reserve Fund will continue to make regularly scheduled payments of principal and interest.

Replenishment and Release Mechanism

If the Reserve Fund balance is less than 1.0x the annual debt service of participating loans, then:

•

the Mayor of the City of New York may request an appropriation for the upcoming fiscal year in an amount sufficient to replenish the Reserve Fund to 1.0x coverage of annual loan debt service with a payment to be made by the City of New York by September 30 of such year.

•

the Reserve Fund may only be accessed to cover scheduled unpaid loan debt service and may not be accessed to cover shortfalls where the foreclosure sale proceeds received for selling a medallion is less than the outstanding balance of the medallion loan; and

•

foreclosure auctions may continue to occur, and any sale proceeds received will be used as determined by the lender, and the Reserve Fund will continue to be accessed to cover the scheduled debt service on the amount of the loan not recovered in auction.

If the balance of the Reserve Fund is less than 0.5x the annual debt service of participating loans, then the City of New York, acting through the Mayor, is required to seek an appropriation for the next fiscal year to replenish the Reserve Fund to 1.0x coverage of annual loan debt service with payment to be made by the City of New York by September 30 of such year.

If the balance of the Reserve Fund falls below 0.25x the annual debt service of participating loans, then the MRP+ documents require immediate notification to the City of New York and/or the Mayor that it should request an additional appropriation in the current fiscal year to replenish the Reserve Fund to 0.25x coverage of annual loan debt service.

The Reserve Fund is not a guarantee of the City of New York to repay the MRP+ Loans, nor is it an asset of DePalma nor pledged to DePalma. Furthermore, the City of New York’s agreement to replenish the Reserve Fund is not a debt of the City of New York under or within the meaning of the New York State Constitution or the Local Finance Law of the State, nor are the MRP+ Loans deemed to be debts of the City of New York. As a result, the City of New York has no obligation to pay principal of or interest on any of the MRP+ Loans.

Loan Portfolio

Our NYC loan portfolio is comprised of two categories: (i) MRP+ Loans and (ii) Non-MRP+ Loans.

MRP+ Loans. As of September 30, 2023, we had approximately $215.0 million of unpaid principal balance represented by loans that have been or are expected to be restructured pursuant to the MRP+ and benefit from credit enhancement and support from the City of New York (the “MRP+ Loans”). In the aggregate, these MRP+ Loans are collateralized by 1,453 NYC taxi medallions. While each MRP+ Loan has a different unpaid principal balance, all other terms are substantially identical, including carrying a 7.3% interest rate, a 25-year maturity and a monthly payment calculated based on a 25-year amortization schedule. See “— Medallion Relief Program+ (MRP+)” for more information about the MRP+ and our portfolio of MRP+ Loans.

Historically, DePalma I’s MRP+ loan portfolio asset value included estimates of unpaid principal balance and fair value of MRP+ Loans that were expected to go through the MRP+ program. For the period ended December 31, 2022, DePalma I’s asset value of the MRP+ program included $16 million of anticipated unpaid principal balance at a fair value of $15.5 million. For the periods ended December 31, 2021 and September 30, 2022, the MRP+ Loans on DePalma I’s balance sheet were all loans anticipated to participate in the MRP+ program. As of those dates, no borrowers had yet participated in the MRP+ program. For the period ended September 30, 2023, all MRP+ Loans were actual MRP+ Loans that participated in the MRP+ program and as such, there were no forecasted amounts of MRP+ Loans. Going forward, DePalma I does not expect to include anticipated MRP+ Loans in its MRP+ loan asset value.

Our MRP+ Loans represent a significant portion of our current regular monthly collections of principal and interest.

We estimate that DePalma I’s MRP+ portfolio was approximately $213 million in aggregate principal amount as of December 31, 2023, which represents approximately 75% of the total MRP+ program by unpaid principal balance as of such date. The reserve fund balance is approximately $44 million as of the date hereof. As of the date hereof, the default rate of our MRP+ portfolio is 28%, and the default rate of the broader MRP+ program is approximately 24%.

Non-MRP+ Loans. As of September 30, 2023, we had approximately $403 million of unpaid principal balance represented by NYC loans whose borrowers (i) were not eligible to participate in the MRP+ or (ii) chose not to participate in the MRP+ (the “Non-MRP+ Loans”). A significant portion of these loans currently are in default and were at the time we acquired them. Many of these loans are to borrowers who own large numbers of medallions and maintain active taxi fleet operations. As of September 30, 2023, our Non-MRP+ Loans are collateralized by 930 NYC taxi medallions. Our Non-MRP+ Loans are expected to be resolved over the next few years in any one of the following ways.

•

Restructuring. Loan restructurings take multiple forms, sometimes involving a reduction of the principal balance by us in return for an upfront cash payment from the borrower and reperformance of the loan with new, market-based terms. Since 2018, we have completed restructurings on Non-MRP+ Loans of $117 million of original unpaid principal balance and 336 NYC taxi medallions.

•

Discounted Payoff. Discounted payoffs occur when a borrower makes a payment at a discount to the current unpaid principal balance and interest in full satisfaction of their obligations to us. Once payment is received, we will release our liens on all collateral. Since 2018, we have completed discounted payoffs on Non-MRP+ Loans of $197 million of original unpaid principal balance and 428 NYC taxi medallions, for aggregate cash collections of $92 million, some of which are no longer in the portfolio as the collateral was returned to the borrower and the loans were deemed satisfied.

•

Paydown and Surrender. Paydown and surrender occurs when a borrower makes an upfront payment and voluntarily surrenders ownership of the medallion to us. Since 2018, we have completed paydowns and surrenders on Non-MRP+ Loans of $114 million of original unpaid principal balance and 246 NYC taxi medallions.

•	Foreclosure and Loan Enforcement Litigation. Foreclosure and loan enforcement litigation are typically used when other more efficient means of resolutions are not available. In these circumstances,

we typically utilize the non-judicial foreclosure procedures provided for under the UCC to conduct a public auction of medallions, retain collateral in satisfaction of the debt and/or other mechanisms provided for under the loan documents and applicable law. We also may commence enforcement litigation against guarantors and borrowers, where appropriate.

Our Non-MRP+ Loans represent a nominal portion of our current monthly collections of principal and interest, as compared to our MRP+ Loans. Beginning in 2023, we and Field Point began active negotiations with all of our delinquent borrowers and, in some cases, have commenced enforcement actions for substantially all of the Non-MRP+ Loans that are more than one year past maturity. In some cases, we have agreed upon terms for the resolution or restructuring of those defaulted loans. As we resolve these loans, we expect monthly collections of principal and interest to increase or that we will collect meaningful cash payments in resolution of each borrower relationship. However, there can be no assurance that monthly collections of principal and interest will increase, or that we will collect such cash payments, if at all.

The table below sets forth our loan resolution activity during the financial statement periods presented.

	Prior to 2021	Year ending December 31, 2022	Year ending December 31, 2022	Year ending December 31, 2023
Restructurings[1]	207	175	1,325	268
Discounted Payoffs	304	54	51	19
Paydown & Surrenders	90	97	41	18

[1]	Restructurings include both MRP+ Loans and Non-MRP+ Loans as well as instances where borrowers restructured their loans multiple times.

Since inception, we had 103 medallions loans through the original MRP program, of which 76 participated in the MRP+ program and the remaining 27 remained as non-MRP+ loans. We received total debt paydowns under the original MRP program of $1.6 million and $0.4 million in 2021 and 2022, respectively. Additionally, we received $0.2 million and $0.1 million of debt service payments from the MRP program in 2021 and 2022, respectively. There will not be an impact on future financial results as the MRP program is closed.

Our fair value calculation for New York City medallions includes a variety of factors including the amount backstopped by New York City in the MRP+ program. After significant negotiations between the City of New York, the Taxi Workers Alliance, and DePalma, the parties agreed to a $200,000 per medallion total price for MRP+ loans. New York City agreed to provide an upfront principal reduction grant payment equal to $30,000 per medallion to lenders who participated in the MRP+ program. New York City also agreed to provide a deficiency credit support mechanism (the previously described “Reserve Fund”) of the post-restructuring unpaid principal value up to $170,000 per medallion, plus interest and collection costs. Considering that the agreed-upon price at the time of the restructuring was $200,000 per medallion with a subsequent paydown equal to $30,000, the maximum unpaid principal balance per medallion for a MRP+ loan is $170,000 before taking into account interest and collections costs. In effect, this deficiency credit support mechanism supports the entire unpaid principal balance of the MRP+ loans. The Reserve Fund lasts for the entire 25-year term of the underlying loan. As of September 30, 2023, 1,337 loans, 1,517 medallions (which includes medallions underlying loans that went through the MRP+ program and were subsequently paid down), and $214,985,885 in unpaid principal balance in DePalma I’s portfolio was backstopped by the Reserve Fund in addition to the medallion collateral.

We believe that even following the completion of the MRP+ program, the New York City backstopped value per medallion is a relevant input in the valuation of medallions. The negotiated value per medallion from the MRP+ program represents a three-party consensus view of medallion value agreed upon by the City of New York, the Taxi Workers Alliance, and DePalma, which are all parties that understand the underlying economics of medallions.

Owned Medallions — Fleet and Leasing

Our Owned Medallions consist of medallions we own directly as well as those where, subject to the TLC ownership transfer approval process, we have the legal right to ownership. As of September 30, 2023, we had approximately 1,517 Owned Medallions, a portion of which is dedicated for use in Septuagint’s operating fleet, acquired primarily as a result of enforcement actions involving defaulted medallion loans we owned. We believe our ownership makes us the largest single owner of medallions in the NYC taxi market, providing us with significant strategic advantages in executing our business strategy and allowing us to sell medallions, potentially including seller financing, without the need for incremental capital.

In 2019, we commenced activities to deploy our Owned Medallions through Septuagint, an operating joint venture with Kirie Eleison Corp (“Kirie Eleison”), an unaffiliated strategic joint-venture partner, in which we will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions (as of November 1, 2019) have been leased to and are operated by Septuagint. As of the date of this filing, approximately 40% of DePalma II’s Owned Medallions are being leased to and operated by Septuagint. Currently, Septuagint is governed by a board of four directors with Kirie Eleison and DePalma each having the ability to appoint two directors. Once 85% of DePalma II’s Owned Medallions as of November 1, 2019 have been leased to and are operated by Septuagint, the structure of the board will change such that if either we or Kirie Eleison provides over 60% of the medallions in use by Septuagint, then such party will be entitled to appoint an additional board member, resulting in an increase of the board size to five directors. Certain major decisions (corporate transactions, new lines of business, certain employment decisions) require the unanimous consent of the Septuagint board of directors. Additionally, the operations of Septuagint are governed by the Operations Services Agreement (the “OSA”), dated October 15, 2019, entered between Septuagint and DePalma II, which establishes the parameters of Septuagint’s day-to-day operations and establishes exclusivity between DePalma II and Kirie Eleison. Pursuant to the OSA, Septuagint has agreed to provide customary day-to-day taxicab services, such as the subleasing of medallions to drivers (both with respect to DePalma II’s Owned Medallions and for the medallions owned by Kirie Eleison and its affiliates), the subleasing of DePalma II’s taxicab vehicles to drivers and the maintenance, inspection and repair of the taxicabs. DePalma II has also agreed to provide assistance to Septuagint with the preparation of business plans, strategic planning, and operational modeling. Kirie Eleison agreed to transition employees and personal property to Septuagint and cause its affiliate to lease space to Septuagint for use as a taxicab business. The exclusivity provisions in the OSA provide that DePalma II and Kirie Eleison will work together on taxi-related services and activities during the term of the OSA and (i) so long as DePalma II leases Owned Medallions, all of such Owned Medallions will be leased to and operated by Septuagint, and (ii) so long as Kirie Eleison or its affiliates leases medallions, such medallions will be leased to and operated by Septuagint. The OSA had an initial term of 36 months, and such term automatically renews for 12-month periods, unless terminated by DePalma II or Kirie Eleison upon written notice at least 90 days prior to the expiration of any such renewal term or as otherwise agreed by the parties. In the event of a termination, the parties agreed to work in good faith to wind down Septuagint while maintaining taxicab services, producing financial and operational reporting, and executing an orderly separation. The exclusivity provisions do not have a material impact on DePalma II and its financial results given that the OSA is terminable, the services being provided thereunder can be replaced in the ordinary course upon termination, and, as reflected in DePalma II’s financial statements, Septuagint’s current operations are immaterial to DePalma II’s financial performance. A version of the OSA redacting commercially sensitive information is being filed as an exhibit to this proxy statement/prospectus.

Septuagint is a medallion leasing agent and taxi fleet operating company based in Long Island City, Queens, New York, licensed by the TLC as an agent/broker for managing NYC taxi medallions. As of September 30, 2023, Septuagint utilized 199 of our Owned Medallions and managed a fleet of approximately 199 vehicles and 235 drivers via a TLC-licensed fleet.

DePalma II enters into agreements with Septuagint which grant Septuagint the exclusive right to operate or sublease medallions and related taxicab vehicles owned by the mini-LLCs. The monthly rental payments for the leases of the medallions are $1,500 per medallion. Septuagint is separately obligated to pay for the Vehicles under various Guaranty Agreements. Septuagint is granted full and exclusive authority to sell (or lease) the vehicles on behalf of the mini-LLCs at prices that Septuagint shall determine in its sole discretion. The mini-LLCs retain ownership interests in the medallions and taxicab vehicles throughout the contractual term, unless otherwise agreed upon. As a result of COVID-19, Septuagint’s ability to make payments on the medallion and vehicle leases significantly deteriorated and DePalma II implemented a payment holiday beginning in March 2020 through April 30, 2022. Commencing in May 2022, Septuagint began making payments on the vehicle leases, which are currently recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities of DePalma II, however, payments on the medallion leases have not yet resumed through September 30, 2023.

DePalma II continues to monitor Septuagint’s ability to pay its medallion lease payment obligations, as well as its working capital note and vehicle payment obligations. In light of Septuagint’s current cash constraints, Septuagint continues to delay payment on its medallion leases. The DePalma Companies management and Septuagint’s management each believe the continued delaying of medallion lease payments is the best course of action because it would provide Septuagint the cash flow necessary to grow into a profitable fleet in the future and potentially be able to become current on its medallion lease payment obligations in the future. However, there can be no assurance that Septuagint will become profitable in the future.

Further, certain entities owned by the principals of Kirie Eleison are borrowers of Non-MRP+ Loans and, as a result, owe payment obligations to DePalma I. Similar to substantially all of DePalma I’s Non-MRP+ Loan portfolio, these loans are in default. Although distinct contractually, given overlap of the parties, a resolution between Kirie Eleison and DePalma I regarding the Non-MRP+ Loans could adversely impact DePalma II’s current operating relationship with Septuagint. For example, the DePalma Companies may resolve DePalma I’s lending relationship through negotiating a resolution with the owners of Kirie Eleison that (i) removes Kirie Eleison as an owner and joint-venture partner in Septuagint and/or (ii) results in Septuagint being wound-down.

We plan to continue to increase the number of taxis in Septuagint’s fleet as we attract new drivers, acquire new vehicles and take ownership of more medallions through foreclosures on our existing medallion loans. In the future, we also plan to purchase additional vehicles and lease them to Septuagint. We believe that this growth will allow us to continue to increase cash flows from our Owned Medallions while also developing a pipeline of taxi drivers for the future sale of medallions, which could include related seller financing. However, such expansion plans may be costly and there is no assurance that we will be able to expand Septuagint’s fleet, if at all, or that this initiative will ultimately have the intended effects to operating results. The primary factors that have limited the number of taxis in Septuagint’s fleet are availability of cars, the availability of drivers at certain times of the year, a desire by Septuagint to grow the fleet in a methodical manner that would not require the need for a capital infusion, and Septuagint’s need to scale up its operations as the fleet grows. In addition, Septuagint needs access to medallions in order to grow its fleet. DePalma II has discretion to determine, in its business judgment, the pace at which it will deploy its medallions for lease to Septuagint. In the event we are unable to scale Septuagint as desired, we may have to reevalute the relationship and pursue other ventures with third parties to establish and grow a taxi fleet, however, there can be no assurance that we will be able to identify a suitable alternative. Any changes to the current Septuagint relationship will likely cause short-term operational disruptions and may negatively impact results, including our ability to collect on the DePalma Companies’ various obligations from Septuagint. See “Risk Factors—Risks Related to DePalma’s Business—Changes to Septuagint, our operating joint venture with Kirie Eleison, an unaffiliated strategic joint-venture partner, could have negative impacts on our business.”

The table below sets forth the amount of medallion lease payments deferred and vehicle guaranty payments deferred during each period presented.

	Year Ended December 31, 2021	Year Ended December 31, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023	Three Months Ended September 30, 2023
Payable Balance[1]	$2,924,036	$5,468,512	$6,113,325	$6,790,225	$7,611,972
Medallion Lease Payments	$1,730,237	$2,544,476	$644,813	$676,900	$821,747
Vehicle Guaranty Payments	$1,222,402	$624,087	$—	$—	$—
Number of Medallions	139	142	147	166	207

[1]	Payable Balance represents the total accrued medallion lease expense during each period presented.

DePalma Competitive Strengths

We believe that we have significant competitive strengths within the NYC taxi medallion industry.

Multiple Ways to Deploy Medallions. Through our investment in Septuagint, we believe we are the only meaningful participant in the NYC taxicab industry with both a fleet to deploy medallions and a balance sheet to support seller financing of medallions as described below. We are able to provide solutions for both current and prospective drivers to buy or lease medallions within Septuagint’s driver ecosystem.

Significant Scale. We have an interest in approximately 30% of the outstanding NYC taxi medallions, either as collateral for our medallion loans or through ownership of Registered and Unregistered Medallions. As of September 30, 2023, we have medallion loans outstanding on approximately 2,383 NYC taxi medallions and we have approximately 1,517 Owned Medallions. We believe that this enables us to have what we believe to be the best available data on all aspects of the NYC taxi industry and to obtain favorable terms when we negotiate with counterparties.

Track Record and Demonstrated Success. Since our inception in 2018, we have restructured, resolved or reperformed over 2,000 medallion loans while maintaining a significant level of cash collections and recoupment of capital. In addition, since our inception, the DePalma Companies have purchased several loan portfolios from existing lenders and have had direct and indirect ownership in loans and/or medallions representing approximately over 4,500 NYC taxi medallions.

Strong Collateral Support. A key component of the NYC mobility infrastructure, taxi medallions have meaningful and permanent collateral value to support asset values and recovery, and are an enduring part of the NYC transportation landscape that represent a valuable asset to a diverse group of small business owners.

Partnership and Support with Key Stakeholders. We maintain strong relationships with key industry participants, including demonstrated successful partnerships and collaborations with the City of New York, the TLC and major driver organizations including the TWA. Most notably, we worked closely with the City of New York, the TLC and the TWA to establish the MRP+. These relationships, together with our recognized scale, allow us to participate in planning for and investing in the continued growth and development of this market.

Capitalize on relationships with brokers. We are committed to establishing, building, and maintaining relationships with brokers. We believe that relationships with brokers provide us with significant benefits, including an additional layer of due diligence regarding borrowers, lessees and other fleet operators, as well as additional monitoring capabilities. We plan to leverage our relationships with brokers, many of whom are currently borrowers, to expand our sales channel.

Conservative Capital Structure. We are currently entirely equity-funded, which eliminates the need for us to make interest or principal payments on third party debt. It also provides us with flexibility in our loan servicing and fleet operations and may allow for flexibility to incur debt financing in the future. As a result, we believe we are well-positioned to take a long-term approach to our business and are relatively insulated from the cyclicality of the credit markets, where increased costs of borrowing can have an immediate and adverse impact on our borrowers and their ability to make interest payments on our loans.

Strategy

Our core philosophy is to work with key stakeholders in the NYC taxi industry, such as the City of New York, the TLC and major driver organizations including the TWA, to help facilitate an industry-wide restructuring of historical medallion lending practices and to standardize a key piece of the NYC mobility infrastructure. Our primary strategy has been to attract institutional capital to the NYC taxi market to increase our profitability while also positioning us to deploy and reinvest capital in the NYC taxi market where we have a competitive advantage. Our primary methods of value creation in the future will be the sale of medallions, which could include seller financing, increased deployment of new vehicles in the Septuagint fleet and increasing recoveries on defaulted loans. As a byproduct of institutional capital returning to the NYC taxi market, we expect to that both NYC taxi medallion prices and operating cash flows will increase.

In executing our strategy, we have focused on reperforming, restructuring, and resolving defaulted loans to more closely match current market conditions.

New Medallion Loans. One of our strategies is to begin originating medallion loans to facilitate new ownership of NYC taxi medallions. We intend to sell medallions to new and existing borrowers while providing seller financing, thereby converting our Owned Medallions into new, performing medallion loans.

Improving Driver Experience. In addition, Septuagint has sought to modernize and improve the driver experience. Some of Septuagint’s key driver-centric operating initiatives include:

•	a driver-first leasing model, where we view drivers as our customers;

•	a data-enabled services that provide for a more efficient driving experience, thereby improving driver earnings; and

•	investing in initiatives such as a driver clubhouse to provide drivers a place to rest and to improve their quality of life in the workplace.

Regulation

We believe that we are in compliance with all rules and regulations relating to the operations of our business.

Exemption from the Investment Company Act

In order to maintain our status as not being an “investment company” for purposes of the Investment Company Act, we must operate so as to fall outside the definition of an investment company or to fall within an applicable exclusion from that status. We expect to continue to fall within the exclusion from the definition of an “investment company” provided under Section 3(c)(5) of the Investment Company Act as a company primarily engaged in the business of (i) purchasing and otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services, and/or (ii) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. We monitor our continued compliance with this exclusion and believe that we remain in compliance with this exclusion as of the date of this proxy statement/prospectus.

New York City Taxi and Limousine Commission

The TLC, created in 1971, is the municipal agency responsible for licensing and regulating NYC’s medallion taxicab and for-hire vehicles, including app-based companies such as Uber and Lyft. The TLC Board consists of nine members, including the Chairperson, each of whom is appointed by the City of New York Mayor with the advice and consent of the City of New York Council. As the primary regulator of the taxi industry, the TLC establishes the broader public transportation policy that governs taxi and for-hire transportation services in the City of New York, as well as standards for business operations, vehicle conditions, accessibility, public safety and consumer rights, issuing and regulating medallion licenses, setting and enforcing the fare rate in taxis, limiting taxi lease rates and overseeing the purchase and sale of taxi medallions. Under TLC rules, only yellow taxis are licensed to pick up street-hailing passengers anywhere within the City of New York limits.

As part of its regulatory landscape, the TLC regulates the number of medallions that may be issued. As of September 30, 2023, the number of medallions is capped at 13,587; however, the TLC may issue additional medallion licenses up to a number allowed by state and local laws through a sealed-bid process with a minimum upset price set by the TLC Chairperson. The TLC also supervises the application process for medallion licenses and oversees the transfer of ownership process, where medallion owners may transfer their licenses to another party so long as the second party meets eligibility requirements set forth by the TLC.

Additionally, the TLC regulates the fares medallion taxi drivers may charge. Fares are based on an initial charge, elapsed time and distance, plus surcharges. Vehicles must also comply with condition and safety standards detailed under TLC regulations, which include annual inspections and technological upgrades.

Intellectual Property

DePalma does not possess any intellectual property. Following the consummation of the Business Combination, it is anticipated that New MAC will enter into a Management Service Agreement with our Manager, which will provide for, among other things, licensing for use of the “Marblegate” trademark.

Management and Servicing

We are a portfolio company of and externally managed by the Manager, a firm that was founded in 2009 and invests in distressed credit opportunities in the U.S. middle market. Our Manager currently manages approximately $2.5 billion, is comprised of 31 team members and is led by a team of professionals with an average of 25 years of experience in restructuring distressed investments. Our Manager first invested in NYC taxi medallion loans in March 2018, following two years of industry diligence and research. Our Manager has been managing the DePalma Companies since our inception.

We rely on our Manager and other service providers for certain key services relating to the operation of our business. We expect to continue to rely, at least in part, on our Manager and such service providers following the consummation of the Business Combination, pursuant to third-party servicing agreements, including a Management Service Agreement with our Manager. See the sections entitled “— Human Capital Resources” and “Certain Agreements Related to the Business Combination — Management Service Agreement” contained elsewhere in this proxy statement/prospectus for more information.

Our Manager provides various services to us and to Septuagint, a 50% owned joint venture fleet operator, including, but not limited to:

•	providing strategic oversight of our operations through the Manager’s seasoned professionals and experienced team of operations experts;

•	negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans and other loans held by the DePalma Companies;

•	assisting the Septuagint board in making operational decisions;

•

evaluating, managing, performing due diligence on, negotiating and overseeing the acquisition and disposition of the DePalma Companies’ assets and any subsidiaries’ assets, including taxi medallions, taxi-medallion loans and other assets or property;

•	managing our day-to-day business and operations, including assisting us in complying with any regulatory requirements applicable to the DePalma Companies in respect of its business activities;

•

evaluating the financial and operating performance of the DePalma Companies’ or their subsidiaries, including monitoring our business and operations, and the financial performance of any of the DePalma Companies’ or their subsidiaries’ other assets;

•	providing a management team to serve as our and/or our subsidiaries’ executive officers;

•	identifying, evaluating, managing, performing due diligence on, negotiating and overseeing the provision of any debt or equity financing by the DePalma Companies; and

•	identifying, evaluating, performing due diligence on, negotiating and overseeing the acquisition of all or a portion of target businesses or assets by the DePalma Companies.

Our third-party servicer, Field Point Servicing LLC (“Field Point”), is a loan servicing provider formed in 2018 to provide a full suite of loan and collateral servicing capabilities to third-party owned loan portfolios. We believe Field Point is the largest servicer of taxi medallion loans in the NYC taxi market. Field Point has serviced all of DePalma I’s medallion loans since their initial acquisition by DePalma I. Most of our NYC taxi medallion loan servicing, including medallion transfers, is handled through Field Point and its affiliates, and Field Point is the first servicer to complete restructurings of MRP+ Loans. As of September 30, 2023, Field Point serviced more than $881 million of loans secured by NYC taxi medallions and restructured loans secured by approximately 3,381 NYC taxi medallions. In addition, as of September 30, 2023, Field Point completed the transfer process for approximately 516 NYC taxi medallions owned by DePalma II under the rules established by the TLC.

Additionally, we have servicing agreements with Field Point to manage, service and collect on all of our medallion loans. Since 2018, Field Point has serviced our loans from the time of acquisition and onboarding of each acquired loan portfolio. Under the terms of our servicing agreements, Field Point provides services to us and is responsible for:

•

managing, servicing, administering and assisting in making collections on the medallion loans (including, if necessary, commencing foreclosure on a medallion, or taking any other loss-mitigation steps as directed by us;

•	billing and collections;

•	loan documentation and customer information;

•	collateral maintenance and TLC compliance;

•	credit reporting; and

•	loan restructurings and modifications.

Human Capital Resources

Historically, as a portfolio company, we have relied on the employees and service providers of our affiliates as well as our third-party medallion-loan servicer, Field Point, because such entities and individuals have significant experience in servicing taxi medallion loans and related services and have provided us an organizational infrastructure on a more cost effective basis. Our key functions are performed by employees of our affiliates and service providers pursuant to various servicing agreements. As of September 30, 2023, Septuagint, a 50% owned joint venture operator, had eleven employees and one consultant. Additionally, through our servicing agreements, we utilize approximately 31 and 26 individuals of our Manager and Field Point, respectively. We continuously assess our management team’s capabilities, as well as those of the Manager and Field Point, with a view towards the long-term objectives and value creation goals of our company. Accordingly, we are currently assessing whether it would be in our stockholders’ best interests to internalize certain of the operations currently being provided through our servicing agreements. If we elect to internalize some of these operations, we would expect to do so in a cost-effective manner by hiring certain employees of such affiliates or third-parties with similar capabilities and experience, while continuing to utilize certain personnel and resources on a contract basis. Alternatively, as a result of such assessment, we may elect to maintain our external operational structure, but seek to modify one or more of such servicing agreements to optimize our related expenses. There are no assurances that any such actions could be achieved on terms reasonable acceptable to us or at all.

We currently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we intend to adopt some or all of such plans in the future. There are currently no personal benefits available to any of our affiliates’ employees or service providers.

Properties

Our principal corporate office is located at 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut, where we lease offices. The phone number of this office is (203) 413-6940. Upon consummation of the Business Combination, this will continue to be the principal corporate office of the business. We believe that our leased property is in good operating condition and is suitable for our current business operations.

Legal Proceedings

We are currently involved in various legal proceedings incident to the ordinary course of our business, including collection matters with respect to certain loans. To the extent relevant, we intend to vigorously defend any outstanding claims and pursue our legal rights. Although the results of proceedings in which we are involved cannot be predicted with certainty, in the opinion of our management and based upon the advice of legal counsel there is no proceeding pending, or to the knowledge of management threatened, which in the event of an adverse decision could result in a material adverse effect on our results of operations or financial condition.

DEPALMA’S EXECUTIVE AND DIRECTOR COMPENSATION

All references in this section to “we,” “us” or “our” refer to DePalma I and DePalma II.

Executive Compensation

As an emerging growth company, we comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two most highly compensated executive officers other than our principal executive officer. These three officers are referred to as our named executive officers. For the fiscal year ended December 31, 2022 (and since our inception), we had no employees and did not pay any compensation or make any equity awards to any executive officers. Accordingly, we had no named executive officers for fiscal year 2022. For this reason, we have omitted the 2022 Summary Compensation Table, the 2022 Outstanding Equity Awards at Fiscal Year-End Table and the corresponding narrative disclosures.

Andrew Milgram (our Managing Partner and Chief Executive Officer), Paul Arrouet (our Managing Partner and Secretary) and Jeff Kravetz (our Chief Financial Officer) (collectively, our “Officers”) are employees of, or other service providers to, our Manager. Our Manager compensates the Officers for the performance of their duties for our Manager and does not allocate this compensation between services to us and services to our Manager.

Our business and affairs, including officer and board compensation, are managed by our Members, which consist of various affiliates of our Manager. Upon the consummation of the Business Combination, our business and affairs will be managed by or under the direction of the New MAC Board.

Director Compensation

For the fiscal year ended December 31, 2022, we did not pay any compensation or make any equity awards to any directors. For this reason, we have omitted the 2022 Director Compensation Table and the corresponding narrative disclosures. Our business and affairs, including director compensation, are managed by our Members, which consist of various affiliates of our Manager. Upon the consummation of the Business Combination, our director compensation policies and arrangements will be managed by or under the direction of the New MAC Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DEPALMA

Unless context otherwise requires, (i) all references in this section to “DePalma I” refer to DePalma Acquisition I LLC and its consolidated subsidiaries, (ii) all references in this section to “DePalma II” refer to DePalma Acquisition II LLC and its consolidated subsidiaries, and (iii) all references in this section to “DePalma,” “DePalma Companies,” “we,” “us” or “our” refer to DePalma I and DePalma II. The following discussion and analysis is intended to help the reader understand results of operations and financial condition of DePalma Companies. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Selected Historical Financial Information of DePalma Companies,” the section entitled “Unaudited Pro Forma Condensed Combined Information,” consolidated financial statements and notes thereto of DePalma I, and consolidated financial statements and notes thereto of DePalma II, in each case included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to DePalma’s plans and strategy for DePalma’s business, includes forward-looking statements that involve risks and uncertainties. DePalma’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Forward Looking Statements.” The objective of this section is to provide investors an understanding of the financial drivers and levers in DePalma’s business and describe the financial performance of the business.

Basis of Presentation

In the course of auditing its financial statements for the year ended December 31, 2022, which was undertaken by DePalma I and DePalma II in connection with the requirements of the Business Combination and filing of this proxy statement/prospectus, DePalma I and DePalma II and their independent registered public accounting firm identified a material weakness in the design of internal controls over the financial statement closing process due to the lack of appropriate resources to comply with GAAP and SEC reporting requirements, including application of accounting principles and disclosures. This material weakness resulted in misstatements in the financial statements and disclosures, which included material misstatements in the DePalma II financial statements relating to the accounting for property and equipment, depreciation expense and deposit liability under the leasing standards and valuation of related party promissory notes. The financial statements of DePalma II for 2021 were restated and material adjustments were recorded for the 2022 financial statements prior to issuance. The restated financial statements for the year ended December 31, 2021 are included in this proxy statement/prospectus along with the financial statements for the year ended December 31, 2022. We believe this material weakness is reflective of the fact that, prior to the Business Combination and the filing of this registration statement, DePalma II was not required to produce standalone financial statements under PCAOB auditing standards or otherwise comply with SEC reporting requirements or the provisions of the Sarbanes-Oxley Act.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the Business Combination, New MAC will implement a number of measures to address the material weakness. New MAC intends to do this by (i) hiring accounting and financial personnel or professionals with relevant internal and/or external SEC reporting, PCAOB and SOX compliance experience, and (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements including SEC rules and regulations. New MAC expects to remedy the identified material weakness upon Closing.

However, implementation of these measures, or the failure to adequately implement these or other measures that may be required, may not fully address the material weakness identified in DePalma I and DePalma II’s internal controls over financial reporting and New MAC may not be successful in remediating the material weakness. Failure to correct the material weakness or failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in DePalma I and DePalma II’s or New MAC’s respective financial statements and impair New MAC’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Overview

We are comprised of two companies primarily engaged in the NYC taxi medallion business, namely DePalma I and DePalma II. The DePalma Companies were formed as two Delaware limited liability companies on February 23, 2018 and commenced operations on March 29, 2018. Our core philosophy has been to work with key stakeholders in the NYC taxi industry to help facilitate an industry-wide restructuring of historical medallion lending practices and to standardize a key piece of the NYC mobility infrastructure. The DePalma Companies’ goal is to achieve superior risk adjusted returns for its shareholders by maintaining a focus on capital preservation, current investment income and capital appreciation. The DePalma Companies will continue to act in a manner consistent with maximizing the underlying value of a medallion and improving the health of the taxicab industry.

DePalma I is focused on acquiring, restructuring and owning medallion loans collateralized by NYC taxi medallions, whereas DePalma II is engaged in the business of owning and investing in taxi medallions as well as redeploying such medallions over time into the NYC taxi medallion lending and fleet operations market. In the future, we expect to engage in originating medallion loans. In February 2019, DePalma II entered into a non-controlling joint venture with an unaffiliated strategic joint-venture partner and formed Septuagint Solutions LLC (“Septuagint”), in which DePalma II holds a 50% interest and will have the right to exercise governance control once 85% of DePalma II’s Owned Medallions as of November 1, 2019 have been leased to Septuagint. Septuagint is a fully functioning medallion-leasing agent and taxi fleet operating company based in Long Island City, Queens, New York, licensed by the TLC as an agent/broker for managing NYC taxi medallions, formed for the purpose of operating and servicing taxicab medallions. The formation of Septuagint also allowed DePalma II to lease the medallions for its fleet operation business. We believe that Septuagint’s fleet operations provide an additional avenue to monetize our Owned Medallions, and in the future will provide us with an avenue to finance sales to third-party medallion purchasers. Given the non-controlling nature of the relationship between DePalma II and Septuagint, Septuagint’s financial statements have not been consolidated with DePalma II. Summarized financial information of Septuagint is presented below within this discussion and analysis.

We believe we are the largest NYC taxi medallion lender with a medallion loan portfolio collateralized by approximately 2,383 NYC taxi medallions as of September 30, 2023. In addition to our ownership of medallion loans, we believe we are also the largest owner of NYC taxi medallions, with 1,517 Owned Medallions as of September 30, 2023. As of September 30, 2023, Septuagint utilized 199 of our Owned Medallions and managed a fleet of approximately 199 vehicles and 235 drivers via a TLC-licensed fleet.

The DePalma Companies are managed and directly owned by their respective members, which in turn are the DePalma Equityholders managed by the Manager, a firm founded in 2009 to make secondary investments in event-driven, distressed credit, primarily in the U.S. middle market. Our Manager is also the managing member of the Sponsor. DePalma I holds its assets, mainly its medallion loans, either directly or indirectly through certain trusts it has established, whereas DePalma II holds its assets, primarily taxi medallions, indirectly through various holding entities that have been formed for the sole purpose of owning taxi medallions. Due to some member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) by DePalma I to the respective members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, which is less sensitive to effectively connected income.

Over time, the DePalma Companies plan to transition its portfolio of non-performing loans and Owned Medallions by selling medallions, primarily with seller financing attached, which will have the impact of increasing interest income from loans. Consistent with the DePalma Companies’ strategy over the last several years, and in response to industry dynamics, we may continue leasing additional medallions through Septuagint until there is sufficient market demand and/or financing available to sell medallions to new owners, either for cash or with seller financing. The DePalma Companies intend to conduct these activities with the primary purposes of protecting the value of the original investment while enabling the DePalma Companies to achieve its objectives of capital appreciation and interest income from loans.

For the nine months ended September 30, 2023 and 2022, DePalma I generated total investment income of $15.1 million and $5.8 million, net investment income (loss) of $7.3 million and $(0.9) million, and net increase in members’ capital from operations of $33.2 million and $10.6 million, respectively. The increase in investment income was primarily attributed to the implementation of the MRP+ program during the fourth quarter of 2022. Interest income from the MRP+ program includes payments made from the Reserve Fund. To date, we have received approximately $17.5 million of interest payments from MRP+ loans, of which 30% of such payments were made from the Reserve Fund. As of September 30, 2023, DePalma I had investments at fair value of $385.1 million acquired at amortized cost of $223.8 million. For the nine months ended September 30, 2023 and 2022, DePalma I had gross collections of $53.8 million and $19.3 million, respectively, where 76% and 51% of such collections were related to payments made on account of restructurings or resolutions of medallion loans.

For the nine months ended September 30, 2023 and 2022, DePalma II did not generate any investment income. During the same periods, DePalma II generated net investment loss of $1.9 million and $1.0 million, and net (decrease) increase in members’ capital from operations of $(2.1) million and $4.1 million, respectively. As of September 30, 2023, DePalma II had investments at fair value of $266.9 million acquired at amortized cost of $251.7 million.

For the fiscal years ended December 31, 2022 and 2021, DePalma I generated total investment income of $8.4 million and $3.3 million, net investment loss of $0.02 million and $4.6 million, and net increase in members’ capital from operations of $31.6 million and $12.7 million, respectively. As of December 31, 2022, DePalma I had investments at fair value of $484.7 million acquired at amortized cost of $338.9 million. For the fiscal years ended December 31, 2022 and 2021, DePalma I had gross collections of $44.4 million and $33.1 million, respectively, where 74% and 76% of such collections were related to payments made on account of restructurings or resolutions of medallion loans.

For the fiscal years ended December 31, 2022 and 2021, DePalma II generated no investment income, net investment loss of $1.3 million and $1.0 million, and net increase in members’ capital from operations of $5.2 million and $10.2 million, respectively. As of December 31, 2022, DePalma II had investments at fair value of $189.3 million acquired at amortized cost of $174.0 million.

Business Combination and Public Company Costs

On February 14, 2023, MAC entered into the Business Combination Agreement, with the Manager, New MAC, Merger Sub, DePalma I and DePalma II. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected as follows: (i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect the Pre-Closing Transactions, resulting in New MAC becoming the owner of approximately 83.7% of the DePalma Companies, with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies; and (ii) Merger Sub will merge with and into MAC in the Merger, with MAC surviving as a wholly-owned subsidiary of New MAC. As a result of the Business Combination, New MAC will become a new publicly-traded company on Nasdaq.

Pursuant to the Business Combination Agreement, the aggregate merger consideration payable upon closing of the Business Combination to the holders of capital stock of DePalma is expected to be approximately

$647 million, and subject to certain adjustments set forth in the Business Combination Agreement for, among other things, changes in DePalma’s loan and medallion portfolio that take place prior to the Closing. The consideration will consist of newly issued shares of New MAC Common Stock.

As a consequence of the Business Combination, New MAC will become the owner of approximately 83.7% of the DePalma Companies, with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies and New MAC will become an SEC-registered and Nasdaq-listed company. As a result, New MAC may be required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New MAC expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. See the section entitled “The Business Combination” for information regarding the proposed Business Combination.

COVID-19

The ongoing coronavirus, or COVID-19, pandemic, its broad impact and preventive measures taken to contain or mitigate the outbreak have had, and may continue to have, significant negative effects on the US and global economy and financial market conditions.

In particular, the impact of COVID-19 continues to impact the taxi industry. Despite New York City’s phased reopening, the extent to which the COVID-19 pandemic will continue to adversely affect New York City taxi medallion owners and, by extension, our medallion loans, medallions and other related assets will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, actions taken by governmental authorities, and the direct and indirect impact of the pandemic on taxi medallion owners and the behaviors of people who have historically taken taxis. For example, since March 31, 2020, recurring payments of principal and interest on DePalma I’s medallion loan portfolio have decreased significantly compared to payments in prior periods. DePalma I is actively engaged with non-performing borrowers about modifying their loan agreements.

COVID-19 has also impacted the required payments Septuagint has made to DePalma II under certain promissory notes that were issued by DePalma II. DePalma II finances its wholly-owned Mini-LLCs that own the taxi medallions by issuing certain promissory notes for the purpose of purchasing taxicab vehicles (the “Promissory Notes”). In addition to the Promissory Notes, DePalma II enters into a guaranty agreement with Septuagint that names Septuagint as the guarantor of the Promissory Notes between DePalma II and the Mini-LLCs (the “Guaranty Agreement”). The Guaranty Agreement states that Septuagint “absolutely, unconditionally and irrevocably guarantees” to DePalma II, its successor and assigns, the full and prompt payment and performance of all present and future obligations of the Mini-LLCs to DePalma II under the Promissory Notes, including payments of principal and interest when due, whether at stated maturity, by required prepayment, upon acceleration, or demand. Septuagint guarantees the obligation for these payments in exchange for the use of the purchased vehicles. Septuagint then takes these vehicles to the taxi driver market, in conjunction with taxi medallions, and sells the vehicles to drivers at market rates by an installment sales contract or a lease contract with an option to purchase the vehicle at a discounted rate once the installment sales contract or lease contract has been fully performed. As of September 30, 2023 and as of December 31, 2022 and 2021, the average original term and fixed interest rate of the promissory notes guaranteed by Septuagint was 36 months and 6%, respectively, for each year. During the COVID-19 pandemic, many drivers became unable to repay the amount due to Septuagint under the installment sales contract or lease contract. As a result, Septuagint became unable to make payments to DePalma II under the promissory notes on behalf of the Mini-LLCs. To address this matter, DePalma II implemented a payment holiday period to Septuagint beginning February 2020, which lasted through April 30, 2022 which reduced DePalma II’s collections on the promissory notes during the payment holiday period. For the fiscal year ended December 31, 2022, DePalma II only received payments from the promissory notes during the last three quarters of the year following the expiration of the payment holiday period on April 30, 2022, which equaled to $1.2 million. DePalma II has continued to receive payments through September 30, 2023, totaling $2.9 million, in the aggregate. While we currently do not have any plans of setting any similar payment holiday periods in the future, we may nonetheless decide to do so, which could result in a reduction in DePalma II’s liquidity and earnings.

We continue to evaluate options for our medallion loan portfolio, medallions and related assets, which may result in restructurings or other resolutions, including foreclosures, the impact of which could be material to our results of operations and financial condition.

Key Factors Affecting Operating Results

DePalma Companies’ performance and future success depend on several factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

DePalma I’s balance sheet consists substantially of loans secured by taxicab medallions, which historically have been associated with higher than average delinquency rates and defaults as substantially all of the loans were acquired after they had defaulted. As of September 30, 2023, we held $618 million in aggregate of NYC taxicab medallion loans, of which approximately 87% of Non-MRP+ Loans by medallion count were in default. Defaulted loans may result in foreclosure or sale at auction of the medallions securing such loans, which may result in us collecting less interest income over the original stated life of the loan. For many loans in default we may attempt to restructure the debt to bring it out of default or attempt to recover meaningful amounts in other ways, however these methods may not be successful. If we fail to realize enough value on loans in default to cover the price we paid to acquire the loans in the secondary market, then our results of operations could be adversely impacted. The actual rates of delinquencies, defaults, repossessions, and losses on these loans could be more dramatically affected by a general economic downturn. DePalma II’s balance sheet consists substantially of taxicab medallions. As of September 30, 2023, DePalma II held an aggregate of 1,634 taxicab medallions with a total fair value of $266.9 million, the value of which includes our assumptions and estimates made at a specific point in time, based on market conditions and information about the investments. The value of our taxicab medallion and loan portfolio, and the taxi industry in general, is susceptible to risk of loss resulting from, including but not limited to, changes in taxicab industry regulations that result in the issuance of additional medallions or increases in the expenses involved in operating a medallion. Our business is heavily concentrated in medallion collateralized lending and owned medallions, including leasing medallions to fleets or other drivers. As a result, we are more susceptible to fluctuations and risks particular to the New York City taxicab industry than a more diversified company, including as a result of the COVID-19 pandemic. For example, our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy, travel and tourism as well as those that affect the City of New York. During periods of economic slowdown, delinquencies, defaults, repossessions, and losses generally increase, and may reduce discretionary spending in areas such as recreation and tourism, which would have a detrimental effect on the taxicab industry, which would in turn impact the value of taxicab medallions. In addition, changing consumer and driver preferences about modes of transportation and/or other alternatives for drivers (such as ride-share) could have an impact on borrowers’ ability to service debt on a medallion collateralized loan which could impact the value of our owned medallions and the medallions underlying the loans and the ability of borrowers to pay off medallion loans, both of which would adversely affect our results of operations.

MRP+

As of September 30, 2023, 37% of our current medallion loans based on the number of NYC taxi medallions that are either collateral to medallion loans or that we own, have participated in the MRP+, which is a Supplemental Loan Deficiency Guaranty program that was established to benefit participating NYC taxi medallion loan lenders by providing municipal credit support in the event of defaults by eligible and participating taxi medallion owners. As part of this initiative, the Reserve Fund was established in 2022. Initially funded with

$49 million the City of New York’s obligations to replenish the Reserve Fund shall be subject to and dependent upon appropriations being made from time to time by the New York City Council for such purpose. Any funding in excess of the initial $49 million is not legally required and is not committed by the City of New York and is subject to future appropriations by the New York City Council. The initial funding amount may fall short and, until the program is closed and all participants and statistics are quantified, we are unable to estimate how long the initial $49 million grant will last.

Changes in Interest Rates

Our exposure to changes in interest rates primarily relates to the interest income generated by our medallion loans. In addition, the value of our MRP+ loans is determined by applying a discount to the anticipated future cash flows of the underlying loans. The two factors determining the discount are the movement in interest rates and a risk premium for likelihood of transaction close. The increase in interest rates may impact the valuation of MRP+ loans.

Over the last eighteen months, interest rates have increased significantly and could continue to increase. Our profitability may be directly affected by interest rate levels and fluctuations in interest rates. As interest rates change, our gross interest rate spread loans either increase or decrease because the rates potentially charged on future seller financings provided in medallion sales are limited by market and competitive conditions, restricting our ability to pass on increased interest costs to the borrower.

The increase in interest rates over the last 18 months has not had an identifiable impact on our interest income, gross income spread, or our ability to pass on interest costs to the borrower. The majority of the our loan portfolio historically has been non-performing and has not made regular interest payments. As such, the increase in interest rates have not had an identifiable impact on interest income. The majority of our current interest income is from the MRP+ loans, which have a fixed interest rate of 7.3%. Additionally, DePalma I and DePalma II currently have no external borrowings, so the increase in interest rates have not impacted gross income spread or interest expense.

As the impact of interest rates has generally not been material to our historical operating results, we have not entered into any interest rate swaps or other hedging transactions to mitigate such risks. However, we may do so in the future if the interest rates continue to increase and our exposure to interest rates becomes more significant. Furthermore, with respect to our assets that are not MRP+ Loans, which consist of Non-MRP+ Loans (approximately 87% of which are in default) and Owned Medallions, we believe that we are able to mitigate the impact from any rising interest rates as we are generally able to pass on such increased interest rate costs to the borrowers. For example, with respect to such assets, we generally expect to either refinance the defaulted loans into new medallion loans or restructure the existing loans with new loan terms, in each case at a rate that would reflect the then current market interest rate. As a result, we believe that we have the flexibility to adjust our interest rate exposure with respect to some of our asset portfolio.

However, while we continue to monitor the interest rate environment and seek to mitigate the impact of increased interest rates, including potentially implementing any market based hedging strategies, we cannot provide assurance that the impact of changes in interest rates can be successfully mitigated.

Key Components of Results of Operations

Each of the DePalma Companies has historically operated and managed its business in one reportable segment. The following discussion of results of operations are based on each of the DePalma Companies’ reportable segment for the periods presented.

Investment Income

DePalma I’s investment income has historically been comprised of interest income from the taxicab medallion loans and any interest earned from cash on hand. All of the medallion loans are collateralized by one or more taxicab medallions, with a significant portion of the loans participating in the MRP+ established by the City of New York and the New York City Taxi and the TLC. These loans are nonrecourse loans that do not carry a personal guarantee, but rather have credit support from funds provided by the City of New York. Medallion loans that do not participate in the MRP+ (or its predecessor, MRP) are often further secured by personal guarantees of the borrowers, shareholders or equity members and, in some cases, collateralized with additional collateral such as real estate of the borrowers.

DePalma II’s investment income has historically been nominal due to the fact that the majority of the Unregistered Medallions have not yet been placed in operation through Septuagint or otherwise.

Other Income

DePalma I’s other income has historically been compromised of restructuring fees borrowers are requested to pay as part of the MRP+ program in accordance with the Promissory Note, Loan and Security Agreement between DePalma I and the borrower. Also included in other income are fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings.

DePalma II’s other income has historically been nominal due to the fact that the majority of Unregistered Medallions have not yet been placed in operation through Septuagint or otherwise.

Expenses

DePalma I’s expenses have historically been comprised of (1) service fee expenses, consisting of fees paid to its third-party servicer, Field Point, for servicing its medallion loans, (2) professional fees, consisting of fees for third-party professional services, including consulting, legal and lobbying, as well as (3) administration fees, consisting of certain fees for third-party professional services, accounting services, as well as general and administrative expenses.

DePalma II’s expenses have historically been comprised of (1) depreciation expense on taxicab vehicles (2) professional fees, consisting of fees for third-party professional services, including consulting, legal and lobbying, as well as (3) administration fees, consisting of fees for third-party professional services, accounting services, as well as general and administrative expenses.

The DePalma Companies expect their expenses, in particular professional fees and administration fees, to increase for the foreseeable future as a result of their parent entity, New MAC, operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Net realized and unrealized gains (losses) on investment transactions

DePalma I treats the loans purchased as a pool of loans in its books and records. DePalma I’s purchases of taxicab medallion loans have been transacted at significant discounts to par value and DePalma I has been working to resolve those loans. Resolution of the loans to date have resulted from (i) loan principal payments (at agreed upon amounts, either at or below par) and/or (ii) foreclosure and possession of collateral (taxi medallions). In either case, DePalma I realizes a gain or loss for the fair value of consideration received vs. the cost basis of the face value relieved on an average-cost basis. DePalma II recognizes a realized gain or loss upon reinstatement of certain taxi medallion loans and transfer of medallion collateral to DePalma I on an average-cost basis. In addition, when investment gains and losses are realized, previous unrealized gains and losses are reversed and recognized to realized gains and losses.

DePalma I and DePalma II record unrealized gains and losses from investments as a result of changes in the fair value of loans collateralized by taxi medallions and taxi medallions held, which are primarily generated through changes in medallion pricing and changes in unpaid principal balances on outstanding loans.

Results of Operations of DePalma I

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table summarizes our results of operations of DePalma I for the nine months ended September 30, 2023 and 2022:

	For the Nine Months Ended September 30,
	2023	2022	$ Change	% Change
	(in thousands)
Investment income:
Interest income	$11,660	$4,178	$7,482	179%
Other income	3,396	1,601	1,795	112%

Total investment income	15,056	5,779	9,277	161%

Expenses:
Service fee expense	3,600	3,800	(200)	(5)%
Professional fees	3,911	2,652	1,259	47%
Administration fees	205	242	(37)	(15)%

Total expenses	7,716	6,694	1,022	15%

Net investment income (loss)	$7,340	$(915)	$8,255	*

Net realized and unrealized gains on investment transactions:
Net realized gain from investments	$10,407	$7,767	2,640	34%
Net change in unrealized appreciation from investments	15,468	3,757	11,711	312%

Net realized and unrealized gains	25,875	11,524	14,351	125%

Net increase in members’ capital from operations	$33,215	$10,609	$22,606	213%

*	Percentage not meaningful

Interest Income

Interest income of DePalma I of $11.7 million increased by $7.5 million, or 179%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily due to continued improvements in recurring collections from borrowers including medallion loans that became MRP+ Loans.

Other Income

Other income of DePalma I of $3.4 million increased by $1.8 million, or 112%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily due to restructuring fees received as part of the MRP+ loan restructuring program.

Expenses

Service fee expense. Service fee expense of DePalma I of $3.6 million decreased slightly by $0.2 million, or 5%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such decrease was primarily due to a decrease in charges related to third party servicing activities from Field Point.

Professional fees. Professional fees of DePalma I of $3.9 million increased by $1.3 million, or 47%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily due to an increase in legal and other expenses, primarily from implementation of the MRP+.

Administration fees. Administration fees of DePalma I of $0.2 million decreased slightly by $0.04 million, or 15%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such decrease was primarily due to reductions in DePalma I’s share of third party administration costs it owed to MAM.

Net realized and unrealized gains on investment transactions

For the nine months ended September 30, 2023, principal payments were received on 1,500 loans secured by 1,933 medallions and DePalma I foreclosed on 424 medallions. For the nine months ended September 30, 2022, principal payments were received on 1,185 loans secured by 1,451 medallions and DePalma I foreclosed on 52 medallions.

Net realized gain from investments. For the nine months ended September 30, 2023, DePalma I recorded net realized gain from investments of $10.4 million due to MRP+ loan paydowns and borrower loan payoffs. For the nine months ended September 30, 2022, DePalma I recorded net realized gain from investments of $7.8 million due to borrower loan payoffs.

Net change in unrealized appreciation from investments. For the nine months ended September 30, 2023, DePalma I recorded net change in unrealized appreciation from investments of $15.5 million. This was primarily due to a revaluation of the MRP+ loans driven by a reduction in the discount rate applied to the loans cash flows. The reduction in the discount rate was a result of a decline in the risk premium as more loans entered the program and payment were received, as well as a decrease in interest rates for the nine months ended September 30, 2023. For the nine months ended September 30, 2022, DePalma I recorded net change in unrealized appreciation from investments of $3.8 million due to a variety of factors including a revaluation of MRP+ loans due to a reduction in the discount rate applied to loan cash flows and an increase in the value of Non-MRP+ loans due to an increase in the value of the underlying medallion collateral.

Comparison of the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations of DePalma I for the fiscal years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Investment income:
Investment income:
Interest income	$5,893	$3,255	$2,638	81%
Other income	2,475	—	2,475	100%

Total investment income	8,368	3,255	5,113	157%

Expenses:
Service fee expense	4,800	4,664	136	3%
Professional fees	3,266	2,829	437	15%
Administration fees	317	358	(41)	(11)%
Other expenses	1	—	1	100%

Total expenses	8,384	7,851	533	7%

Net investment loss	(16)	(4,596)	4,580	*

Net realized and unrealized gains (losses) on investment transactions:
Net realized (loss) gain from investments	(7,127)	16,513	(23,640)	*
Net change in unrealized appreciation from investments	38,736	763	37,973	4977%

Net realized and unrealized gains	31,609	17,276	14,333	83%

Net increase in members capital from operations	$31,593	$12,680	$18,913	149%

* Percentage not meaningful

Interest Income

Interest income of DePalma I of $5.9 million increased by $2.6 million, or 81%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such increase was primarily due to continued improvements in recurring collections from borrowers including restructured medallion loans that became MRP+ Loans.

Other Income

Other income of DePalma I of $2.5 million increased for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021, during which there was no other income. Such increase was primarily due to restructuring fees received as part of the MRP+ loan restructuring program.

Expenses

Service fee expense. Service fee expense of DePalma I of $4.8 million increased by $0.1 million, or 3%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such increase was primarily due to an increase in charges related to third party servicing activities from Field Point.

Professional fees. Professional fees of DePalma I of $3.3 million increased by $0.4 million, or 15%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such increase was primarily due to an increase in legal and other expenses, primarily from implementation of the MRP+.

Administration fees. Administration fees of DePalma I of $0.3 million decreased by $0.04 million, or 11%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such decrease was primarily due to reductions in DePalma I’s share of third party administration costs it owed to MAM that were being charged across MAM managed vehicles.

Net realized and unrealized gains or losses on investment transactions

For the year ended December 31, 2022, principal payments were received on 1,345 loans and DePalma I foreclosed on medallions in 72 loans. For the year ended December 31, 2021, principal payments were received on 1,211 loans and DePalma I foreclosed on medallions in 330 loans.

Net realized (loss) gain from investments. For the fiscal year ended December 31, 2022, DePalma I recorded net realized loss from investments of $7.1 million, consisting of realized losses of $40.5 million due to reduction of principal from restructurings, including for each loan that participated in the MRP+ program, partially offset by realized gains of $25.1 million due to cash paydowns and realized gains of $8.3 million due to medallion foreclosures. Under the MRP+ program, medallion loans are restructured to reduce the outstanding principal balance to a restructured principal balance of $200,000 or less per medallion, depending on the outstanding principal balance prior to restructuring. The reduction in the outstanding principal balance to the restructured principal balance is recorded as a writedown of principal in which no cash was received. The cost basis related to the principal written off is recorded as a realized loss for each loan that experiences a principal reduction as a result of participation in MRP+, due the forgiveness of the principal balance relieved. For the fiscal year ended December 31, 2021, DePalma I recorded net realized gain from investments of $16.5 million, consisting of realized gains of $21.1 million due to cash paydowns and realized gains of $40.4 million due to medallion foreclosures, partially offset by realized losses of $45.0 million due to the write-off of principal.

Net change in unrealized appreciation from investments. Net change in unrealized appreciation from investments of DePalma I was $38.7 million for the fiscal year ended December 31, 2022 compared to $0.8 million for the fiscal year ended December 31, 2021. During the fiscal year ended December 31, 2022, DePalma I recorded an increase in net change in unrealized appreciation from investments due to various factors. With respect to the MRP+ Loans it holds, the increase was primarily driven by reevaluation and reduction of the discount rate applied to the cash flows associated with anticipated and completed MRP+ Loans, which DePalma I began processing during the three months ended December 31, 2022. With respect to the Non-MRP+ Loans that DePalma I holds, the increase was driven primarily by an increase in the value of the underlying medallion collateral.

In order to value the portfolio during the fiscal year ended December 31, 2021, DePalma I estimated how many loans would participate in the previously announced MRP+ program. Given the announcement of the MRP+ program in November 2021, assumptions of participation in the program were an input into the valuation of DePalma I’s loan portfolio for the year ended December 31, 2021. DePalma I recorded unrealized appreciation from investments based on its expectations for eligible MRP+ Loans that would participate in the MRP+ as well as reevaluation of expected performing MRP+ Loans in its portfolio, offset in part by a reduction in the value of the underlying collateral medallions for the expected Non-MRP+ Loans.

Results of Operations of DePalma II

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table summarizes our results of operations of DePalma II for the six months ended June 30, 2023 and 2022:

	For the Nine Months Ended September 30,
	2023	2022	$ Change	% Change
	(in thousands)
Investment income:
Investment income	$—	$—	$—	*

Expenses:
Depreciation expense	886	769	117	15%
Professional fees	855	164	691	421%
Administration fees	113	94	19	20%

Total expenses	1,854	1,027	827	81%

Net investment loss	(1,854)	(1,027)	(827)	*

Net realized and unrealized (losses) gains on investment transactions:
Net realized gain from investment transactions—related parties	58	—	58	*
Net change in unrealized (depreciation) appreciation from investments	(286)	5,125	(5,411)	*

Net realized and unrealized (losses) gains	(228)	5,125	(5,353)	*

Net (decrease) increase in members’ capital from operations	$(2,082)	$4,098	$(6,180)	(151)%

*	Percentage not meaningful

Investment Income

DePalma II did not recognize any investment income for the nine months ended September 30, 2023 and 2022.

Expenses

Depreciation expense. Depreciation expense of DePalma II of $0.9 million increased slightly by $0.1 million, or 15%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily due to purchases of additional vehicles.

Professional fees. Professional fees of DePalma II of $0.9 million increased by $0.7 million, or 421%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily due to slightly increased legal activity related to the Owned Medallions.

Administration fees. Administration fees of DePalma II of $0.1 million increased by $0.02 million, or 20%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. Such increase was primarily as a result of increases in DePalma II’s share of third party administration costs it owed to MAM that were being charged across MAM managed vehicles.

Net realized and unrealized gains on investment transactions

Net realized gain from investment transactions—related parties. Net realized gain from investment transactions—related parties was $0.06 million for the nine months ended September 30, 2023. The gain was primarily due to in-kind contributions to DePalma I as a result of taxi medallions being converted back and reinstated to promissory notes.

Net change in unrealized (depreciation) appreciation from investments. Net change in unrealized (depreciation) appreciation from investments of DePalma II was net depreciation of $0.3 million for the nine months ended September 30, 2023 and decreased by $5.4 million compared to the nine months ended September 30, 2022. Such decrease was primarily due to changes in medallion values as compared to the prior period.

Comparison of the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations of DePalma II for the fiscal years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Investment income:
Investment income	$—	$—	$—	*

Expenses:
Depreciation expense	1,026	661	365	55%
Professional fees	193	229	(36)	(16)%
Administration fees	126	96	30	31%

Total expenses	1,345	986	359	36%

Net investment loss	(1,345)	(986)	(359)	*

Net unrealized gains (losses) on investment transactions:
Net change in unrealized appreciation from investments	6,525	12,455	(5,930)	(48)%
Net change in unrealized depreciation from investments—related party	—	(1,250)	1,250	(100)%

Net unrealized gains	6,525	11,205	(4,680)	(42)%

Net increase in members’ capital from operations	$5,180	$10,219	$(5,039)	(49)%

*	Percentage not meaningful

Investment Income

DePalma II did not recognize any investment income for the fiscal years December 31, 2022 and 2021.

Expenses

Depreciation expense: Depreciation expense of DePalma II of $1.0 million increased by $0.4 million, or 55% for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such increase was primarily due to the purchase of additional vehicles.

Professional fees. Professional fees of DePalma II of $0.2 million decreased by $0.04 million, or 16%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such decrease was primarily due to lower legal activity related to the Owned Medallions.

Administration fees. Administration fees of DePalma II of $0.1 million increased by $0.03 million, or 31%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such increase was primarily as a result of reductions in DePalma II’s share of third party administration costs it owed to MAM that were being charged across MAM managed vehicles.

Net unrealized gains or losses on investment transactions

Net change in unrealized appreciation from investments. Net change in unrealized appreciation from investments of DePalma II of $6.5 million decreased by $5.9 million, or 48%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such decrease was primarily due to small changes in medallion values as compared to the prior year.

Net change in unrealized depreciation from investments—related party. Net change in unrealized depreciation from investments—related party decreased by $1.3 million, or 100%, for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021. Such decrease was primarily due to the reduction in fair value of the working capital promissory notes receivable entered into with Septuagint during the fiscal year ended December 31, 2022.

Financial Condition

The Manager and the members of the DePalma Companies evaluate the financial condition and capital requirements of the DePalma Companies at the DePalma I and DePalma II levels, as well as on a combined basis. Dependent upon the working capital needs of each of the DePalma Companies, DePalma I will, at times, advance monies on behalf of DePalma II, and DePalma II will reimburse DePalma I in a timely manner. In addition, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) by DePalma I to the respective members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, consistent with the investment objective of each of the DePalma Companies. These in-kind transfers are largely dependent upon the investment activities of DePalma I, most notably including the frequency at which it obtains medallions secured as loan collateral. These in-kind transfers can have a significant impact on the reported amount of investments on each of the DePalma Companies’ statements of assets and liabilities, as well as the resulting assessments of financial condition by the Manager and the members on each of the DePalma Companies. During the nine months ended September 30, 2023 and 2022, DePalma I, through its members, made contributions of investments in-kind to DePalma II of approximately $79.5 million and $8.5 million, respectively. During the years ended December 31, 2022 and 2021, DePalma I, through its members, made contributions of investments in-kind to DePalma II of approximately $11.6 million and $57.0 million, respectively.

On a combined basis, the DePalma Companies’ most notable changes in financial condition from December 31, 2022 to September 30, 2023 include a decrease in total investments of approximately $22.0 million, and an increase in cash of approximately $19.2 million. The decrease in total investments was primarily driven by payments received by DePalma I on its loan investments of approximately $47.6 million, partially offset by net realized and unrealized gains on investments of approximately $25.9 million. The increase in cash was primarily driven by payments received by DePalma I on its loan investments of approximately $47.6 million, partially offset by payments for capital redemptions of approximately $31.5 million to the members of DePalma I.

On a combined basis, the DePalma Companies’ most notable changes in financial condition from December 31, 2021 to December 31, 2022 include an increase in total investments of approximately $3.0 million, and an increase in cash of approximately $13.9 million. The increase in total investments was primarily driven by net realized and unrealized gains on investments of approximately $31.6 million, partially offset by payments received by DePalma I on its loan investments of approximately $35.1 million. The increase in cash was primarily driven by payments received by DePalma I on its loan investments of approximately $35.1 million, partially offset by payments for capital redemptions of approximately $24.4 million to the members of DePalma I.

Changes in financial condition for each of DePalma I and DePalma II are further evaluated separately below.

Changes in Financial Condition of DePalma I

DePalma I’s total assets decreased by $77.4 million to $422.1 million as of September 30, 2023 when compared to total assets of $499.5 million as of December 31, 2022. The decrease was primarily due to a decrease in investments of approximately $99.7 million, of which $79.5 million related to distributions of investments in-kind to DePalma II, partially offset by $1.6 million of contributions of investments in-kind from DePalma II. Further, the decrease in assets was partially offset by an increase in cash of approximately $19.8 million which is further detailed below in this discussion and analysis. The decrease in assets was partially offset by a decrease in liabilities of approximately $1.3 million, from approximately $3.6 million as of December 31, 2022 to approximately $2.3 million as of September 30, 2023. The decrease in liabilities is primarily attributable to a decrease in loan payments received in advance of approximately $1.7 million. DePalma I’s total assets decreased by $2.4 million to $499.5 million as of December 31, 2022 when compared to total assets of $501.9 million as of December 31, 2021. The decrease was primarily due to a decrease in investments of approximately $15.1 million, of which $11.6 million related to distributions of investments in-kind to DePalma II. The decrease in assets was partially offset by an increase in cash of approximately $13.0 million which is further detailed below in this discussion and analysis. Total liabilities increased by approximately $1.9 million from approximately $1.6 million as of December 31, 2021 to approximately $3.6 million as of December 31, 2022. The increase in liabilities is primarily attributable to an increase in loan payments received in advance of approximately $2.0 million.

Changes in Financial Condition of DePalma II

DePalma II’s total assets increased by $79.5 million to $272.7 million as of September 30, 2023 when compared to total assets of $193.3 million as of December 31, 2022. The increase was primarily due to an increase in investments of approximately $77.7 million, of which $79.5 million related to contributions of investments in-kind from DePalma I, partially offset by $1.6 million of distributions of investments in-kind to DePalma I. Further, property and equipment, net increased by approximately $2.3 million, and cash decreased by approximately $0.5 million. The increase in assets was partially offset by an increase in liabilities of approximately $3.7 million, from approximately $1.4 million as of December 31, 2022 to approximately $5.0 million as of September 30, 2023. The increase in liabilities is primarily attributable to an increase in deposit liability—related party of approximately $1.6 million and an increase in due to related party of approximately $2.1 million. DePalma II’s total assets increased by $18.0 million to $193.3 million as of December 31, 2022 when compared to total assets of $175.3 million as of December 31, 2021. The increase was primarily due to an increase in investments of approximately $18.1 million, of which $11.6 million related to contributions of investments in-kind from DePalma I. Further, cash increased by approximately $0.9 million and property and equipment, net decreased by approximately $1.0 million. The increase in assets was partially offset by an increase in liabilities of approximately $1.2 million, from approximately $0.1 million as of December 31, 2021 to approximately $1.4 million as of December 31, 2022. The increase in liabilities is primarily attributable to an increase in deposit liability—related party of approximately $1.2 million.

Summarized Financial Information of Septuagint

DePalma II’s investment in Septuagint is accounted for under the equity method to which DePalma II has elected the fair value option. As of September 30, 2023, and December 31, 2022 and 2021, the fair value of DePalma II’s equity investment in Septuagint was zero.

DePalma II and Septuagint have historically, and continue to, conduct related party transactions with each other. The most notable transactions include, but are not limited to, various working capital promissory notes issued from DePalma II to Septuagint in an aggregate principal amount of $2.1 million. These working capital notes were amended in June 2023 to extend the maturity date of principal and accrued interest to June 2026. In addition, DePalma II leases medallions and taxicab vehicles to Septuagint that Septuagint may use in its taxicab fleet operations. The monthly rental payment for each medallion is $1,500 per month, and the monthly rental payment for taxicab vehicles varies by lease. Please refer to the financial statements of DePalma II included within this proxy statement/prospectus for additional information on DePalma II’s transactions with Septuagint and resulting impact to DePalma II’s financials statements, financial condition, and results of operations.

The primary factors that have limited the number of taxis in Septuagint’s fleet are availability of cars, the availability of drivers at certain times of the year, a desire by Septuagint to grow the fleet in a methodical manner that would not require the need for a capital infusion, and Septuagint’s need to scale up its operations as the fleet grows. In addition, Septuagint needs access to medallions in order to grow its fleet. DePalma II has discretion to determine, in its business judgment, the pace at which it will deploy its medallions for lease to Septuagint.

The following tables provide unaudited summarized financial information of the assets, liabilities, and results of operations of Septuagint for the periods presented:

	As of September 30,	As of December 31,
	2023	2022 2021
	(in thousands)
Current assets	$1,321	$1,336	$1,229
Noncurrent assets	4,127	4,149	5,075
Current liabilities	4,047	1,550	1,406
Noncurrent liabilities	7,496	7,307	7,445

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2023 2022		2022 2021
	(in thousands)
Revenues	$5,632	$4,499	$6,260	$2,981
Gross profit	3,391	2,509	3,574	1,393
Net loss	(2,723)	(1,968)	(400)	(773)

Liquidity and Capital Resources

Cash Flows of DePalma I

DePalma I uses traditional measures of cash flow, including net cash provided by its operating activities and net cash used in financing activities, as well as cash available for distribution to evaluate its periodic cash flow results. As of September 30, 2023 and December 31, 2022, DePalma I had available cash and cash equivalents of $34.0 million and $14.3 million, respectively, which are available to fund its operations. Based on its current expectations, DePalma I believes that its existing cash and cash equivalents, together with cash provided by operating activities, will be sufficient to fund its working capital requirements for at least the next twelve months.

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table reflects the changes in cash flows of DePalma I for the nine months ended September 30, 2023 and 2022:

	For the Nine Months Ended September 30,
	2023	2022	$ Change	% Change
Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$33,215	$10,609	$22,606	213%
Adjustments to reconcile net increase in members’ capital resulting from operations to net cash provided by operating activities:
Repayment of loan investments	47,648	12,650	34,998	277%
Net realized gain from investments	(10,407)	(7,767)	(2,640)	34%
Net change in unrealized appreciation from investments	(15,469)	(3,757)	(11,712)	*
Changes in operating assets and liabilities:
Receivable for repayment on investments	—	332	(332)	*
Interest receivable	(442)	223	(665)	*
Due from related party	(2,056)	36	(2,092)	*
Service fee payable	77	60	17	*
Loan payments received in advanced	(1,668)	—	(1,668)	*
Accrued expenses and other liabilities	304	1,114	(810)	(73)%

Net cash provided by operating activities	51,202	13,500	37,702	279%

Cash flows from financing activities:
Payments for capital redemptions—related parties	(31,450)	(11,037)	(20,413)	185%

Net cash used in financing activities	(31,450)	(11,037)	(20,413)	185%

Net increase in cash	19,752	2,463	17,289	702%
Cash at beginning of period	14,265	1,297	12,968	1,000%

Cash at end of period	$34,017	$3,760	$30,257	805%

Supplemental disclosure of cash flow information:
In-kind distribution and sale to related parties	$79,455	$8,525	$70,930	832%

In-kind contribution and purchase to related parties	$1,575	$—	$1,575	100%

*	Percentage not meaningful

Operating Activities

The change to net cash provided by operating activities for the nine months ended September 30, 2023 was primarily driven by payments made by borrowers on their medallion loans.

The change to net cash provided by operating activities for the nine months ended September 30, 2022 was primarily driven by payments made by borrowers on their medallion loans including amortization and paydowns of newly restructured MRP+ Loans.

For the nine months ended September 30, 2023, interest income from the MRP+ program increased to $11.1 million from $0 in the nine months ending September 30, 2022. This was due to the implementation of the MRP+ program. For the nine months ended September 30, 2023 and 2022 non-MRP+ interest income decreased from $4.2 million to $0.6 million. The change was primarily due to certain performing borrowers choosing to go through the MRP+ program. 26% of MRP+ loans and 88% of non-MRP+ were non-performing in the period ending September 30, 2023 and 2022, respectively.

Financing Activities

The changes to net cash used in financing activities for the nine months ended September 30, 2023 and 2022 was driven by payments made to the members of DePalma I in connection with capital redemptions.

Comparison of the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes the changes in cash flows of DePalma I for the fiscal years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$31,593	$12,680	$18,913	149%
Adjustments to reconcile net increase (decrease) in members’ capital resulting from operations to net cash provided by operating activities:
Repayment of loan investments	35,134	29,731	5,403	18%
Net realized loss (gain) from investments	7,127	(16,513)	23,640	*
Net change in unrealized appreciation from investments	(38,736)	(763)	(37,973)	*
Changes in operating assets and liabilities:
Receivable for repayment on investments	332	2,576	(2,244)	(87)%
Interest receivable	(67)	204	(271)	(133)%
Due from related party	36	406	(370)	(91)%
Service fee payable	81	(247)	328	*
Loan payments received in advance	1,953	—	1,953	*
Accrued expenses and other liabilities	(118)	(385)	267	*

Net cash provided by operating activities	37,335	27,689	9,646	35%

Cash flows from financing activities:
Proceeds from capital contributions—related parties	(24,367)	(60,215)	35,848	*

Net cash used in financing activities	(24,367)	(60,215)	35,848	*

Net increase (decrease) in cash	12,968	(32,526)	45,494	*
Cash at beginning of year	1,297	33,823	(32,526)	(96)%

Cash at end of year	$14,265	$1,297	$12,968	1,000%

Supplemental disclosure of cash flow information:
In-kind distribution and sale—related parties	$11,575	$57,026	$(45,451)	(80)%

*	Percentage not meaningful

Operating Activities

The change to net cash provided by operating activities for the fiscal year ended December 31, 2022 was primarily driven by payments made by borrowers on its medallion loan portfolio including collections under newly restructured MRP+ Loans.

The change to net cash provided by operating activities for the fiscal year ended December 31, 2021 was primarily driven by payments made by borrowers on its medallion loan portfolio, offset in part by net realized gain from such investments.

For the fiscal year ended December 31, 2022, interest income from MRP+ Loans in the MRP+ program was $1.8 million, and interest income from Non-MRP+ Loans was $4.1 million. For the fiscal year ended December 31, 2021, interest income was $3.3 million. The MRP+ program was not in effect in 2021.

Financing Activities

The changes to net cash used in operating activities for the fiscal years ended December 31, 2022 and 2021 were primarily driven by payments made to the members of DePalma I in connection with capital redemption.

Cash Flows of DePalma II

DePalma II uses traditional measures of cash flow, including net cash provided by operating activities and net cash used in financing activities, as well as cash available for distribution to evaluate its periodic cash flow results. As of September 30, 2023 and December 31, 2022, DePalma II had available cash and cash equivalents of $0.4 million and $1.0 million, respectively, which are available to fund its operations. Based on its current expectations, DePalma II believes that its existing cash and cash equivalents, together with cash provided by operating activities, will be sufficient to fund its working capital requirements for at least the next twelve months.

The table below sets forth the cash flows due and received by Septuagint for the periods presented. The taxi industry is competitive and there are uncertainties around our cash flows. There is no guarantee that Septuagint will be able to continue making vehicle payments or be able to make payments on either medallion leases or working capital notes in the future. The business of operating a taxi fleet is competitive. Septuagint competes with other established fleets, technology enabled ride sharing apps, and public transit among other competitors.

		For the Nine Months Ended September 30,		For the Years Ended December 31,
		2023	2022	2022	2021
		(in thousands)
Amounts Owed	Medallion Lease Payments	$2,143	$1,905	$2,544	$1,730
	Vehicle Payments	1,616	1,404	1,873	1,222
Amounts Paid	Medallion Lease Payments	—	—	—	—
	Vehicle Payments	1,607	780	1,248	—

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table reflects the changes in cash flows of DePalma II for the nine months ended September 30, 2023 and 2022:

	For the Nine Months Ended September 30,
	2023	2022	$ Change	% Change
Cash flows from operating activities:
Net (decrease) increase in members’ capital resulting from operations	$(2,082)	$4,098	$(6,180)	(151)%
Adjustments to reconcile net (decrease) increase in members’ capital resulting from operations to net cash (used in) provided by operating activities:
Purchases of vehicles—related party	(1,176)	—	(1,176)	*
Depreciation expense	886	769	117	15%
Net realized gain from investment transactions—related parties	(58)	—	(58)	*
Net change in unrealized depreciation (appreciation) from investments	286	(5,125)	5,411	(106)%
Changes in operating assets and liabilities:
Deposit liability—related party	1,607	780	827	1
Due to related party	—	(36)	36	*
Accrued expenses and other liabilities	5	16	(11)	(69)%

Net cash (used in) provided by operating activities	(532)	502	(1,034)	*

Net (decrease) increase in cash	(532)	502	(1,034)	*
Cash at beginning of period	969	41	928	2,263%

Cash at end of period	$437	$543	$(106)	(20)%

Supplemental disclosure of cash flow information:
In-kind contribution and purchase from related parties	$79,455	$8,525	$70,930	832%

In-kind distribution and sale to related parties	$1,575	$—	$1,575	*

Purchase of vehicles due to related parties	$2,056	$—	$2,056	*

*	Percentage not meaningful

Operating Activities

The change to net cash used in operating activities for the nine months ended September 30, 2023 was primarily driven by net investment loss and purchases of vehicles, partially offset by payments received on vehicle leases.

The change to net cash provided by operating activities for the nine months ended September 30, 2022 was primarily driven by payments received on vehicle leases, partially offset by net investment income.

Comparison of the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes the changes in cash flows of DePalma II for the fiscal years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	$ Change	% Change
Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$5,180	$10,219	$(5,039)	(49)%
Adjustments to reconcile net increase in members’ capital resulting from operations to net cash provided by (used in) operating activities:
Purchases of investments—related party	—	(1,250)	1,250	*
Purchases of vehicles—related party	—	(2,611)	2,611	*
Depreciation expense	1,026	661	365	55%
Net change in unrealized appreciation from investments	(6,525)	(12,455)	5,930	*
Net change in unrealized depreciation from investments—related party	—	1,250	(1,250)	*
Changes in operating assets and liabilities:
Deposit liability—related party	1,248	—	1,248	*
Due to related party	(35)	(405)	370	*
Accrued expenses and other liabilities	34	(3)	37	*

Net cash provided by (used in) operating activities	928	(4,594)	5,522	(120)%

Cash flows from financing activities:
Proceeds from capital contributions—related parties	—	4,365	(4,365)	*

Net cash provided by financing activities	—	4,365	(4,365)	*

Net increase (decrease) in cash	928	(229)	1,157	*
Cash at beginning of year	41	270	(229)	(85)%

Cash at end of year	$969	$41	$928	2,263%

Supplemental disclosure of cash flow information:
In-kind contribution and purchase—related parties	$11,575	$57,026	$(45,451)	(80)%

*	Percentage not meaningful

Operating Activities

The changes to net cash provided by operating activities for the fiscal year ended December 31, 2022 was primarily driven by payments received on vehicle leases.

The changes to net cash used in operating activities for the fiscal year ended December 31, 2021 was primarily driven by purchase of vehicles, purchase of investments and net investment loss.

Financing Activities

There was no change to net cash provided by financing activities for the fiscal year ended December 31, 2022.

The change to net cash provided by financing activities for the fiscal year ended December 31, 2021 was a result of proceeds from contribution from DePalma I to clear an intercompany receivable and payable balance between DePalma I and DePalma II.

Future sources and uses of liquidity

Our future capital requirements will depend on many factors, including our degree of success in collecting contractual payments on MRP+ Loans, reperforming, restructuring or resolving Non-MRP+ Loans, future sale of medallions (which could include seller financing), growth in volume and collections of medallion and vehicle leases, general economic conditions, including ongoing nature of COVID-19, future market growth and competition in the mobility market.

In the future, we may be required or choose to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. In addition, we cannot assure you that such measures and our cash flows from operations and cash and cash equivalents will be sufficient to meet our working capital requirements and to meet our commitments in the future.

Off-Balance Sheet Arrangements

DePalma I & DePalma II do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

DePalma Companies’ consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with U.S. GAAP. The preparation of the DePalma Companies’ consolidated financial statements requires each management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities, and the reported amounts of expenses during the reporting period.

The preparation of financial statements also requires each management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. Each of the DePalma Companies’ management bases their estimates on historical experience and on various other assumptions that they believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by each management. To the extent that there are differences between their estimates and actual results, future financial statement presentation, financial condition, results of operations, and cash flows of the DePalma Companies will be affected.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Management of each of the DePalma Companies believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its consolidated financial statements. For a description of DePalma I’s significant accounting policies, see Note 2 “Significant Accounting Policies,” of the notes to DePalma I’s consolidated financial statements and unaudited financial statements included elsewhere in this proxy statement/ prospectus. For a description of DePalma II’s significant accounting policies, see Note 2 “Significant Accounting Policies,” of the notes to DePalma II’s consolidated financial statements and unaudited financial statements included elsewhere in this proxy statement/ prospectus.

Fair Value Measurements

Each of the DePalma Companies applies the provisions of ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments and liabilities at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the DePalma Companies.

Unobservable inputs reflect respective members’ own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

•

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2- Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•

Level 3- Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The types of investments which would generally be included in this category are private equity and/or debt securities issued by private entities, and thinly traded securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

With respect to instruments valued by management, the valuation techniques that may be considered are the evaluation of arm’s-length transactions with third parties, an income approach reflecting a discounted cash flow analysis, and a market approach that includes a comparative analysis of acquisition multiples and pricing multiples generated by market participants.

DePalma I

As of September 30, 2023 and December 31, 2022, DePalma I had investments at fair value of $385 million and $485 million, respectively. The following table presents information about DePalma I’s investments by levels within the valuation hierarchy as of September 30, 2023 and December 31, 2022.

	As of September 30, 2023				As of December 31, 2022
	Level 1	Level 2	Level 3	Total Balance	Level 1	Level 2	Level 3	Total Balance
	(in thousands)
Investments
Private Loans:
Transportation	$—	$—	$385,076	$385,076	$—	$—	$484,729	$484,729

Total Investments	$—	$—	$385,076	$385,076	$—	$—	$484,729	$484,729

The following table provides a reconciliation of the beginning and ending balances for DePalma I’s investments that use Level 3 inputs:

	Non-MRP+ Loans	MRP+ Loans
	(in thousands)
Balance as of January 1, 2022	$499,829	$—
Transfers into MRP+ Program	(238,351)	238,351
Realized gain (loss) from investments	12,020	(19,148)
Net change in unrealized appreciation from investments	17,777	20,960
Repayments of investments	(16,534)	(18,600)
Distributions of investments to related parties	(11,575)	—

Balance as of December 31, 2022	$263,166	$221,563

Contributions into MRP+ Program	—	1,575
Transfers into MRP+ Program	(21,600)	21,600
Realized gain (loss) from investments	23,971	(13,564)
Net change in unrealized appreciation from investments	(1,154)	16,622
Repayments of investments	(11,613)	(36,035)
Distributions of investments to related parties	(79,455)	—

Balance as of September 30, 2023	$173,315	$211,761

Net change in unrealized gain (loss) from Level 3 investments still held at September 30, 2023 and December 31, 2022 included in net change in unrealized appreciation from investments on the Consolidated Statements of Operations was $52,640,325 and $50,342,887, for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

The following tables summarize the valuation techniques and significant unobservable inputs used for DePalma I’s investments that are categorized within Level 3 of the fair value hierarchy as of September 30, 2023 and December 31, 2022:

As of September 30, 2023
Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average
(in thousands)
MRP+ Loans	$211,761	Income Approach[1]	Discount Rate[2]	9.00%	9.00%	9.00%
Non-MRP+ Loans - NYC	151,579	Market Approach[3]	Discounted Medallion Price[4]	$166	$166	$166
Non-MRP+ Loans - Other	21,736	Market Approach	Discounted Medallion Price	$12	$13	$12	[5]

Total	$385,076

[1]	Used to value MRP+ loan cash flows. The MRP+ Program was implemented in 2022.
[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $165,000 as of September 30, 2023, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

As of December 31, 2022
Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average
(in thousands)
MRP+ Loans	$221,563	Income Approach[1]	Discount Rate[2]	9.75%	9.75%	9.75%
Non-MRP+ Loans - NYC	239,749	Market Approach[3]	Discounted Medallion Price[4]	$166	$166	$166
Non-MRP+ Loans - Other	23,417	Market Approach	Discounted Medallion Price	$5	$16	$15	[5]

Total	$484,729

[1]	Used to value MRP+ loan cash flows. The MRP+ Program was implemented in 2022.
[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $125,000 as of December 31, 2022, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma. The discount was reduced to 5% as of December 31, 2022 due to the implementation of the MRP+ program providing structure to the taxi medallion industry.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

There were no transfers in and out of Level 3 during the nine months ended September 30, 2023 and fiscal year ended December 31, 2022.

DePalma II

As of September 30, 2023 and December 31, 2022, DePalma II had investments at fair value of $267 million and $189 million, respectively. The following table presents information about DePalma II’s investments by levels within the valuation hierarchy as of September 30, 2023 and December 31, 2022.

	As of September 30, 2023				As of December 31, 2022
	Level 1	Level 2	Level 3	Total Balance	Level 1	Level 2	Level 3	Total Balance
	(in thousands)
Investments
Taxi Medallions:
Transportation	$—	$—	$266,924	$266,924	$—	$—	$189,271	$189,271

Total Investments	$—	$—	$266,924	$266,924	$—	$—	$189,271	$189,271

The following table provides a reconciliation of the beginning and ending balances for DePalma II’s investments that use Level 3 inputs:

Taxi Medallions
(in thousands)
Balance as of January 1, 2022	$171,171
Net change in appreciation from investments	6,525
In-kind contribution—related parties	11,575

Balance as of December 31, 2022	$189,271
Net change in depreciation from investments	(286)
Realized loss from investments—related parties	58
In-kind distribution—related parties	(1,575)
In-kind contribution—related parties	79,455

Balance as of September 30, 2023	$266,923

Net change in unrealized (loss) gain from Level 3 investments still held at September 30, 2023 and December 31, 2022 included in net change in unrealized (depreciation) appreciation from investments on the Consolidated Statements of Operations was $(119,700) and $6,525,000 for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

The following tables summarize the valuation techniques and significant unobservable inputs used for the DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of September 30, 2023 and December 31, 2022:

As of September 30, 2023
Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[3]
(in thousands)
NYC Taxi Medallions	$265,475	Market Approach[1]	Market Medallion Price[2]	$175	$175	$175
Taxi Medallions - Other	1,449	Market Approach	Market Medallion Price	12	13	12

	$266,924

[1]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma I sales prices (ranging from $175,000 to $176,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000).

[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

As of December 31, 2022
Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[3]
(in thousands)
NYC Taxi Medallions	$187,600	Market Approach[1]	Market Medallion Price[2]	$175	$175	$175
Taxi Medallions - Other	1,671	Market Approach	Market Medallion Price	5	16	14

	$189,271

[1]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000).

[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

There were no transfers in and out of Level 3 during the nine months ended September 30, 2023 and fiscal year ended December 31, 2022.

Recent Accounting Pronouncements

See Note 2 in the section entitled “Significant Accounting Policies — Recent Accounting Pronouncements” as referred to in the consolidated financial statements and condensed financial statements of DePalma I, and Note 2 in the section entitled “Significant Accounting Policies — Recent Accounting Pronouncements” as referred to in the consolidated financial statements and condensed financial statements of DePalma II, in each case included elsewhere in this proxy statement/prospectus for a discussion about accounting pronouncements recently adopted and recently issued not yet adopted.

Quantitative and Qualitative Disclosures about Market Risk

The DePalma Companies are exposed to market risks in the ordinary course of their business. We consider the principal types of risk to be risk of potential adverse changes to the value of financial instruments because of changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices, as well as liquidity risk arising in the general funding of our trading activities. We are also impacted by general macroeconomic conditions and state of the taxi industry, governmental initiatives and medallion transfers. Accordingly, our risk management systems and procedures are designed to identify and analyze our risks, to set appropriate policies and limits, and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

In addition, the illiquidity of portions of our medallion loans, medallions and related assets may adversely affect our ability to dispose of them at times when it may be advantageous for us to liquidate such assets. In addition, if we were required to liquidate some or all of our assets, the proceeds of such liquidation may be significantly less than the current value of such assets.

We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. However, in periods of sharply rising interest rates, our cost of funds would increase if we were to conduct any external borrowings in the future, which would reduce our net interest income. As such, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our interest income. See “—Overview—Key Factors Affecting Operating Results—Changes in Interest Rates.”

Emerging Growth Company Status

Upon consummation of the Business Combination, New MAC will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and New MAC may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New MAC’s stockholders may not have access to certain information they may deem important. New MAC could be an emerging growth company for up to five years, although circumstances could cause New MAC to lose that status earlier, including if the market value of the New MAC Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case New MAC would no longer be an emerging growth company as of the following December 31. New MAC cannot predict whether investors will find our securities less attractive because New MAC will rely on these exemptions. If some investors find New MAC’s securities less attractive as a result of New MAC’s reliance on these exemptions, the trading prices of New MAC’s securities may be lower than they otherwise would be, there may be a less active trading market for New MAC’s securities and the trading prices of New MAC’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New MAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, New MAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New MAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New MAC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of New MAC’s initial public offering, (b) in which New MAC has total annual gross revenue of at least $1.235 billion or (c) in which New MAC is deemed to be a “large accelerated filer” under the rules of the SEC which, in addition to certain other criteria, means the market value of New MAC’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New MAC has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

INFORMATION ABOUT MAC

As used in this section, “we,” “us,” “our,” or “MAC” refers to MAC prior to the consummation of the Business Combination.

Overview

We are a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination.

While we may pursue an initial business combination target in any stage of its corporate evolution or in any industry or sector, we have concentrated our efforts on identifying high quality businesses that have recently undergone a restructuring. Our management team and Marblegate, an affiliate of our Sponsor, have extensive experience investing in post-restructured companies. We believe that this experience makes us very well situated to identify, source, negotiate and execute a business combination at a favorable valuation with an attractive post-restructuring company.

Our Founder Group

MAM is an alternative investment firm founded in 2008 to capitalize on corporate restructuring opportunities. As of December 31, 2022, Marblegate managed approximately $2.5 billion across multiple funds, primarily for institutional clients such as pension funds, endowments, foundations, family offices, funds of funds and high net worth individuals. Marblegate has invested approximately $3.9 billion across multiple industries since the launch of its first fund in 2009.

The partners and team members of Marblegate have led, structured or invested in hundreds of restructured companies. In addition to Andrew Milgram and Paul Arrouet, Marblegate currently has 15 investment professionals and 13 business team members.

Directors and Executive Officers

Our directors and officers are as follows:

Name	Age	Title
Andrew Milgram	50	Chief Executive Officer and Executive Director
Paul Arrouet	52	President and Executive Director
Jeffrey Kravetz	45	Chief Financial Officer
Harvey Golub	84	Chairman of the Board
Richard Goldman	62	Director
Alan Mintz	62	Director
Wallace Mathai-Davis	79	Director
Patrick J. Bartels, Jr.	47	Director

The experience of our directors and executive officers is as follows:

Andrew Milgram has served as our Chief Executive Officer and an executive director since January 2021. Since August 2008, he has served as the managing partner of Marblegate, which he co-founded. Prior to forming Marblegate, Mr. Milgram was a Principal at Epic Asset Management, where he was responsible for generating, evaluating, executing and managing investments in a portfolio of distressed and special situation assets across a variety of industry sectors. In addition, he coordinated the firm’s overall research process and directed its team of investment analysts. Mr. Milgram has sat on a variety of official and ad-hoc creditor committees, and has been deeply involved in a number of corporate restructurings in both the United States and abroad. Prior to joining Epic, Mr. Milgram was a part of the capital market businesses at Deutsche Bank Alex. Brown and Bank of Tokyo-Mitsubishi. Mr. Milgram began his career at Swiss Bank Corporation (now UBS), where he was part of the global emerging market team responsible for the bank’s proprietary investments in Russia, Africa and the Middle East. Mr. Milgram holds the Chartered Financial Analyst designation. Mr. Milgram is the Chairman of the Board of Millennium Health, and a member of the board of directors of Septuagint Solutions LLC, STVT-AAI Education Inc. (d/b/a Ancora Education), Britax Group Limited and Rhinoco Inc. He sits on the Board of Directors of the Greenwich Council of the Boy Scouts of America. Mr. Milgram is a member of the Economic Club of New York and the Metro NY Chapter of YPO.

Paul Arrouet has served as our President and an executive director since January 2021. Since 2008, he has also served as Managing Partner of Marblegate Asset Management, LLC. Prior to forming Marblegate, Mr. Arrouet was a six-year Senior Managing Director as well as a twelve-year distressed specialist in the Distressed/High Yield Trading & Sales Department at Bear Stearns & Co. At Bear Stearns, he managed the trading book focused on stressed/distressed capital structures as well as actively making markets to generate customer flow. Mr. Arrouet spent the first part of his career at Bear Stearns in sales, specializing in distressed debt, high yield and restructuring opportunities. Prior to joining Bear Stearns, he was a salesman and Vice President at Alex. Brown, responsible for helping launch a distressed sales and trading platform as an extension of a successful High Yield Group. He began his career as a junior distressed trader at Oppenheimer & Co. Mr. Arrouet earned a Bachelor of Arts degree from the University of Pennsylvania.

Jeffrey Kravetz has served as our Chief Financial Officer since March 2023. Since March 2023, he has served as the Chief Financial Officer of MAM where he is responsible for the accounting, operational and financial activities of the firm. From 2015 to 2023, he served as the Chief Financial Officer of Contrarian Capital Management, L.L.C., an investment management firm, where he was responsible for the accounting, operational and financial activities of the firm’s investment and management entities. From 2015 to 2023, Mr. Kravetz served as director of various non-public investment vehicles affiliated with Contrarian Capital Management, L.L.C. Mr. Kravetz holds a B.S. in Accounting from Binghamton University School of Management and is a Certified Public Accountant. He is a member of the New York State Society of Certified Public Accountants.

Harvey Golub has served as our Chairman of the Board since October 2021. In early 2001, Mr. Golub retired as CEO and chairman of American Express. Currently, Mr. Golub is the non-executive chairman of the board of Dynasty Financial Partners. He also serves on the board of Pagaya Technologies, Ltd., and is a member of its audit, risk and nominating and corporate governance committees. He served as chairman of Miller Buckfire & Company (a Stifel Company) from July 2011 to December 2018. He also serves as a member of the advisory board of Marblegate Asset Management, LLC since 2009. Mr. Golub also serves on the boards of the American Enterprise Institute (AEI) and the Manhattan Institute for Policy Research, serves on Jupiter Medical Center’s board of trustees and is the chairman of its finance and planning committees. Mr. Golub is also chairman of the Maltz Jupiter Theatre endowment board, and is a director emeritus of New York-Presbyterian Hospital and the Lincoln Center for the Performing Arts and a member of its investment committee. Previously, Mr. Golub served as non-executive chairman on the boards of American International Group (AIG), Campbell Soup Company, and The Reader’s Digest Association. He has also served as a member of the board of Dow Jones & Company, Hess Corporation, RHJ International and several private companies. Mr. Golub received a B.S. degree from the New York University in 1961. Mr. Golub is well qualified to serve as a member of our board of directors due to his extensive experience in leadership and advisor roles and his network of business contacts.

Richard M. Goldman has served as one of our directors since October 2021. Since 2012, Mr. Goldman has been the managing member of Becket Capital, LLC, an advisory services firm for investment management companies. From 2011 to 2012, Mr. Goldman served as Chief Operating Officer of Guggenheim Investments, the global asset management and investment advisory division of Guggenheim Partners. From 2006 to 2012, Mr. Goldman was the Chief Executive Officer of Rydex Investments, the investment advisor to Rydex Funds. He also served as the Chief Executive Officer of Forstmann Leff Associates from 2003 to 2005 and was the Head of Deutsche Asset Management’s Americas Institutional Business from 1999 to 2003. Prior to this, Mr. Goldman held leadership positions at State Street Global Advisors, IBM and Procter & Gamble. From August 2019 to June 2021, Mr. Goldman served as a member of the Board of Directors of Silver Spike Acquisition Corporation, a special purpose acquisition company that completed a business combination with WM Holding Company, LLC (NASDAQ:MAPS) in June 2021. Since August 2019, he has also served as a director of Silver Spike Acquisition Corp. II (NASDAQ:SPKB) and Silver Spike III Acquisition Corp. (NEO:SPKC.UN.U), two special purpose acquisition companies that are still searching for business combination targets. Mr. Goldman previously served as the Independent Chairman of the Board of the Harvest Volatility Edge Trust, the Board of Directors of Trinitas Capital Management, a credit-focused investment management firm; and as Lead Independent Director for the Axonic Alternative Income Interval Fund and as an Independent Director for the O’Shares Investments ETF Trust. Mr. Goldman received a bachelor’s degree from Bowdoin College. Mr. Goldman is well qualified to serve as a member of our board of directors due to his extensive leadership and business development roles.

Trust

Alan J. Mintz has served as one of our directors since October 2021. Mr. Mintz is a Managing Principal of Stone Lion L.P. Mr. Mintz co-founded Stone Lion in August 2008 and launched the Stone Lion Funds in November 2008. From 1997 to 2008, Mr. Mintz was employed by Bear Stearns, where he served as a Senior Managing Director, a Global Co-Head of Distressed Debt Trading and Proprietary Investments and the Director of Distressed Research. Mr. Mintz served on the board of directors of Ultra Petroleum Corporation from 2017 through 2020. He also served as a board member of various Bear Stearns’ portfolio companies. From 1990 to 1997, Mr. Mintz worked at Policano & Manzo as a Restructuring Advisor, advising creditors and debtors of financially troubled companies. For several years prior to that, he worked in public accounting, beginning his career at Arthur Andersen & Company, a nationally recognized accounting firm, where he was employed from 1983 until 1989 and was a Senior Manager in the Tax Division. Mr. Mintz received a Bachelor of Science from Boston University in 1983. Mr. Mintz is well qualified to serve as a member of our board of directors due to his extensive experience as an investment professional and financial advisor.

Wallace Mathai-Davis, Ph.D., has served as one of our directors since October 2021. Mr. Mathai-Davis has been a member of Marblegate’s Board of Advisors since 2009. He has over 30 years of experience as a C-suite executive in FinTech, international asset management, wealth management and merchant banking. Mr. Mathai-Davis is a co-founder and Board member of Q.ai, an artificial intelligence (AI) digital Registered Investment Advisor which offers AI constructed SMA hedge fund portfolios digitally to non-institutional investors. A controlling interest of Q.ai was acquired by Forbes Global Media in 2019. Mr. Mathai-Davis is Chairman of 360 Trading Networks Inc., the North American subsidiary of 360 Treasury Systems (the largest FX ECN in Europe). He was a member of the Supervisory Board of the parent 360 Treasury Systems in Germany for many years prior to its sale to the Deutsche Boerse. Mr. Mathai-Davis co-founded and was co-CEO and Board member of ChinaVest, Ltd., one of the first independent merchant banks chartered in the People’s Republic of China. He was a director of Regina Pacific International, a China Holding Company (CHC), with diversified real estate and operating company assets in China. Prior to co-founding ChinaVest, he joined the Board of Directors of Mercantile Bankshares as Chairman of Investment and Wealth Management for the purpose of restructuring the investment and wealth management businesses. Mr. Mathai-Davis was the COO, CFO and managing director at Offitbank, a trust bank offering diversified investments, private funds and mutual funds, from 1986 to 2002. Mr. Mathai-Davis has served on the boards of three public companies and numerous boards of investment related funds. Mr. Mathai Davis has been widely involved in the nonprofit sector and was treasurer of the Board of trustees the Cathedral Church of St John the Divine for 13 years. Mr. Mathai-Davis is well qualified to serve as a member of our board of directors due to his extensive experience in leadership roles within the financial sector.

Patrick J. Bartels, Jr. has served as one of our directors and a member of the Special Committee since December 2022. Mr. Bartels as served as the Managing Member of Redan Advisors LLC, a firm that provides fiduciary services, including board of director representation and strategic planning advisory services for domestic and international public and private business entities, since December 2018. His professional experience includes investing in complex financial restructurings and process-intensive situations in North America, Asia and Europe in a broad universe of industries. Mr. Bartels has served as a director on numerous public and private boards of directors. Mr. Bartels has served on the board of directors of Arch Resources, Inc. (NYSE: ARCH) since October 2016. He serves on or previously served on the boards of WCI Communities, Inc. (from August 2009 to February 2017), Grizzly Energy, LLC (f/k/a Vanguard Natural Resources, Inc.) (since February 2019), Parker Drilling Company (since March 2019), B. Riley Principal Merger Corp. (from April 2019 to February 2020), Hexion Inc. (since July 2019), Monitronics International, Inc. (since July 2019), Centric Brands Inc. (from March 2020 to October 2020), B. Riley Principal Merger Corp. II (from May 2020 to November 2020), Libbey Inc. (since May 2020), Noble Corporation (from February 2021 to October 2022) and on several private company boards. From April 2002 to November 2018, Mr. Bartels served as a Managing Principal at Monarch Alternative Capital LP, a private investment firm that focused primarily on event-driven credit opportunities. From February 2000 to April 2002, he served as research analyst for high yield investments at INVESCO, where he analyzed primary and secondary debt offerings of companies in various industries. Mr. Bartels began his career at PricewaterhouseCoopers LLP, where he was a Certified Public Accountant. He holds the Chartered Financial Analyst designation. Mr. Bartels received a Bachelor of Science in Accounting with a concentration in Finance from Bucknell University. Mr. Bartels brings to our Board extensive accounting, financial and investment experience, as well as experience as a director for multiple companies including several that have undertaken bankruptcy and restructuring processes.

Number and Terms of Office of Officers and Directors

Our board of directors consists of seven members. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The stockholders re-elected Richard Goldman and Wallace Mathai-Davis, who comprise our first class of directors, at the special meeting held on December 2, 2022. The term of office of the second class of directors, consisting of Harvey Golub and Alan J. Mintz, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Andrew Milgram, Paul Arrouet and Patrick J. Bartels, Jr., will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Richard Goldman, Alan Mintz, Wallace Mathai-Davis and Patrick J. Bartels, Jr. are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers have received any cash compensation for services rendered to us. We have agreed to pay our Sponsor a total of $10,000 per month for secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. With the exception of Mr. Bartels, who is being paid a monthly fee of $50,000 for his services as a member of the Special Committee beginning on December 2, 2022 until the earlier of (x) the date of the consummation of the Business Combination and (y) the date on which we advise Mr. Bartels we have determined to terminate discussions with the DePalma Companies with respect to the Business Combination; provided, however, that in any event we will be obligated to pay Mr. Bartels a minimum of six (6) monthly payments (aggregating three hundred thousand dollars ($300,000)), no compensation of any kind, including any finder’s fee, advisory fee, reimbursement fee or consulting fee, has been or will be paid by us to our Sponsor, officers and directors, or any affiliate of our Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits our Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business.

In connection with Patrick J. Bartels, Jr.’s appointment as a member of the Special Committee, in addition to the cash compensation described above, he has entered into an indemnification agreement and letter agreements with MAC in connection with his appointment as a member of the MAC Board, which agreements are in substantially the same form as those entered into with the executive officers and other directors of MAC.

Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us will not be paid consulting or management fees from New MAC, but may receive such fees in the future. We have not established any limit on the amount of such fees that may be paid by New MAC to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Alan Mintz, Richard Goldman and Wallace Mathai-Davis serve as members of our audit committee, and Alan Mintz chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Alan Mintz, Richard Goldman and Wallace Mathai-Davis meet the independent director standard under the Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Alan Mintz qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm engaged by us;

•	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us and establishing pre-approval policies and procedures;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm including, but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Alan Mintz and Richard Goldman serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Alan Mintz and Richard Goldman are independent and Richard Goldman chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluations;

•	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to our Sponsor of $10,000 per month for secretarial and administrative support and reimbursement of expenses, and the $50,000 monthly fee paid to Mr. Bartels for his services as a member of the special committee of our board of directors (“Special Committee”) beginning on December 2, 2022 until the earlier of (x) the date of the consummation of the Business Combination and (y) the date on which we advise Mr. Bartels we have determined to terminate discussions with the DePalma Companies with respect to the Business Combination; provided, however, that in any event we will be obligated to pay Mr. Bartels a minimum of six (6) monthly payments (aggregating three hundred thousand dollars ($300,000)), no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Alan Mintz and Richard Goldman. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a Special Meeting). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the Registration Statement. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Legal Proceedings

From time to time, we may become involved in legal proceedings relating to claims arising from the ordinary course of business. To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MAC

The following discussion and analysis of MAC’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements under this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MAC” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to MAC or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.

As used in this section, “we,” “us,” “our,” or “MAC” refers to MAC prior to the consummation of the Business Combination.

Overview

We are a blank check company formed under the laws of the State of Delaware on December 10, 2020 for the purpose of effecting an initial business combination. We intend to effectuate our business combination using cash from the remaining proceeds of the initial public offering and the sale of the private placement units, our capital stock, debt or a combination of cash, stock and debt.

Extension of Combination Period

We originally had up to 15 months from the closing of our initial public offering, or until January 5, 2023, to consummate an initial business combination. However, at the special meeting in lieu of the 2022 annual meeting of stockholders held on December 2, 2022 (“Extension Special Meeting”), our stockholders approved the amendment to the certificate of incorporation to extend the date by which we must consummate our initial business combination from January 5, 2023 to July 5, 2023 (or such earlier date as determined by our board of directors). In connection with the Extension Special Meeting, stockholders holding 28,989,609 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $293.5 million (approximately $10.12 per public share) was removed from the Trust Account and paid to such holders and approximately $10.3 million remained in the Trust Account.

On June 27, 2023, we held another special meeting of stockholders (“Second Extension Meeting”), at which our stockholders approved a second amendment to the certificate of incorporation to further extend the date by which we must consummate our initial business combination by an additional six (6) months, from July 5, 2023 to January 5, 2024 (or such earlier date as determined by our board of directors). In connection with the Second Extension Meeting, stockholders holding 244,327 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $2.5 million (approximately $10.29 per public share) was removed from the Trust Account and paid to such holders and approximately $8.2 million remained in the Trust Account.

On December 19, 2023, we held another special meeting of stockholders (“Third Extension Meeting”), at which our stockholders approved a third amendment to the certificate of incorporation to further extend the date by which we must consummate our initial business combination by an additional nine (9) months, from January 5, 2024 to October 5, 2024 (or such earlier date as determined by our board of directors). In connection with the Third Extension Meeting, stockholders holding 128,459 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $1.4 million (approximately $10.62 per public share) was removed from the Trust Account and paid to such holders and approximately $6.8 million remained in the Trust Account. Following the redemptions, we had 637,605 Public Shares outstanding.

Recent Developments

DePalma Business Combination

On February 14, 2023, we entered into a business combination agreement (as it may be amended or restated from time to time, the “Business Combination Agreement”), with Marblegate Asset Management, LLC, a Delaware limited liability company (the “Manager”), Marblegate Capital Corporation, a Delaware corporation (“New MAC”), MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and together with DePalma I, “DePalma” or the “DePalma Companies”), pursuant to which, among other things, the parties agreed to the Business Combination under which we agreed to combine with DePalma in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected to trade on The Nasdaq Capital Market.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, among other things:

(i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect a series of reorganization transactions, resulting in the DePalma Companies becoming wholly-owned subsidiaries of New MAC;

(ii) Merger Sub will merge with and into MAC (the “Merger”), with MAC surviving as a wholly-owned subsidiary of New MAC, in accordance with the terms and subject to the conditions of the Business Combination Agreement; and

(iii) upon the effectiveness of the Merger (the “Effective Time”), (x) each share of MAC Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the per share consideration allocable to each share of MAC Common Stock (the “MAC Per Share Consideration”); (y) each share of MAC Class B Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the MAC Per Share Consideration, and (z) each MAC Warrant outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive one New MAC Warrant with New MAC assuming our obligations under the existing warrant agreement.

The Business Combination is expected to close during the first half of 2024, following the receipt of the requisite stockholder approvals and the fulfilment of other customary closing conditions. For a full description of the Business Combination Agreement and the proposed Business Combination, please see “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement.”

February 2023 Note

On February 13, 2023, we issued the February 2023 Note in the principal amount of up to $1,100,000 to Master Fund for Working Capital Loans for advances Master Fund has made, and may make in the future, to us. The February 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which we consummate our initial business combination and (ii) the date that our winding up is effective. At the election of Master Fund, at any time prior to payment in full of the principal balance of the note, all or a portion of the unpaid principal amount of the February 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the February 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of MAC Class A Common Stock included in the Private Placement Units issued by MAC to the Sponsor and Cantor in the Private Placement. The Conversion Shares are entitled to the registration rights set forth in the February 2023 Note (as described further below under “—Liquidity, Capital Resources and Going Concern”).

July 2023 Note

On July 20, 2023, we issued the July 2023 Note in the principal amount of up to $500,000 to Master Fund for Working Capital Loans for advances Master Fund has made, and may make in the future, to us. The July 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which we consummate our initial business combination and (ii) the date that our winding up is effective. At the election of Master Fund, at any time prior to payment in full of the principal balance of the note, all or a portion of the unpaid principal amount of the July 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the July 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of MAC Class A Common Stock included in the Private Placement Units issued by MAC to the Sponsor and Cantor in the Private Placement. The Conversion Shares are entitled to the registration rights set forth in the July 2023 Note (as described further below under “—Liquidity, Capital Resources and Going Concern”).

The Nasdaq Capital Market

On August 2, 2023, we received approval from the Nasdaq Listing Qualifications Department of Nasdaq that our application to transfer the listing of our units, public shares and warrants from The Nasdaq Global Market to The Nasdaq Capital Market was approved. The units, public shares and warrants were transferred to The Nasdaq Capital Market at the opening of business on August 8, 2023 and continue to trade under the symbol “GATEU”, “GATE” and “GATEW”, respectively. The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

December 2023 Note

On December 21, 2023, we issued the December 2023 Note in the principal amount of up to $450,000 to Master Fund for Working Capital Loans for advances Master Fund has made, and may make in the future, to us. The December 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which we consummate our initial business combination and (ii) the date that our winding up is effective. At the election of Master Fund, at any time prior to payment in full of the principal balance of the note, all or a portion of the unpaid principal amount of the December 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the December 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of MAC Class A Common Stock included in the Private Placement Units issued by MAC to the Sponsor and Cantor in the Private Placement. The Conversion Shares are entitled to the registration rights set forth in the December 2023 Note (as described further below under “—Liquidity, Capital Resources and Going Concern”).

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from December 10, 2020 (inception) through September 30, 2023 were organizational activities, those necessary to prepare for the initial public offering, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on the funds held in the trust account, with Continental acting as trustee. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and other expenses in connection with searching for and completing a business combination.

For the three months ended September 30, 2023, we had a net loss of $885,983, which consists of operating and formation costs of $960,044, provision for income taxes of $20,299 and change in fair value of warrant liabilities of $9,100, offset by interest income on marketable securities held in the Trust Account of $103,460.

For the three months ended September 30, 2022, we had net income of $899,841, which consists of interest income on marketable securities held in the Trust Account of $840,083, an unrealized gain on marketable securities held in the Trust Account of $518,419 and change in fair value of warrant liabilities of $68,250, offset by operating and formation costs of $247,674 and provision for income taxes of $279,237.

For the nine months ended September 30, 2023, we had a net loss of $4,399,048, which consists of operating and formation costs of $4,655,422, provision for income taxes of $60,141 and change in fair value of warrant liabilities of $15,470, offset by interest income on marketable securities held in the Trust Account of $331,985.

For the nine months ended September 30, 2022, we had net income of $897,962, which consists of interest income on marketable securities held in the Trust Account of $1,664,415 and change in fair value of warrant liabilities of $241,150, offset by operating and formation costs of $725,539, an unrealized loss on marketable securities held in the Trust Account of $2,827 and provision for income taxes of $279,237.

Liquidity, Capital Resources and Going Concern

On October 5, 2021, we consummated the initial public offering of 30,000,000 units, generating gross proceeds of $300,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of 910,000 private placement units at a price of $10.00 per private placement unit in the private placement, generating gross proceeds of $9,100,000.

Following the initial public offering and the private placement, a total of $301,500,000 was placed in the trust account. We incurred $42,630,587 in initial public offering related costs, including $6,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees, net of reimbursement, $1,015,137 of other offering costs including $509,600 for the fair value of the private placement warrants included in the private placement units, and $505,537 of offering costs, and $20,615,450 for the fair value of the founder shares attributable to certain anchor investors.

For the nine months ended September 30, 2023, cash used in operating activities was $2,284,473. Net loss of $4,399,048 was affected by interest earned on marketable securities held in the trust account of $331,985 and change in fair value of warrant liabilities of $15,470. Changes in operating assets and liabilities provided $2,431,090 of cash from operating activities.

For the nine months ended September 30, 2022, cash used in operating activities was $545,142. Net income of $897,962 was affected by interest earned on marketable securities held in the Trust Account of $1,664,415, unrealized loss in marketable securities held in the Trust Account of $2,827 and change in fair value of warrant liabilities of $241,150. Changes in operating assets and liabilities provided $459,634 of cash from operating activities.

As of September 30, 2023, we had marketable securities held in the Trust Account of $8,001,175 (including approximately $331,985 of interest income, net of unrealized losses) consisting of investments in money market funds. Interest income on the balance in the trust account may be used by us to pay taxes. During the nine months ended September 30, 2023, we withdrew $141,418 of interest income from the trust account to pay franchise and income taxes and $2,515,240 in connection with redemptions.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less deferred underwriting commissions and taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2023, we had cash of $50,300 outside of the trust account. We have used and intend to continue to use the funds held outside the trust account primarily to complete a business combination, such as the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor, members of the Sponsor, or certain of our officers, directors or their affiliates may, but are not obligated to, loan us Working Capital Loans, as may be required. If we complete a business combination, we would repay any Working Capital Loans. In the event that a business combination does not close, we may use a portion of the working capital held outside the trust account to repay any Working Capital Loans but no proceeds from our trust account would be used for such repayment. On June 30, 2022, we issued the June 2022 Note to Master Fund, a member of our sponsor, for a Working Capital Loan for which we may borrow up to the principal sum of $600,000. The June 2022 Note bears no interest and is due and payable upon the earlier of (i) the date on which we consummate our initial business combination or (ii) the date that the winding up of the Company is effective. At the option of the lender, at any time prior to payment in full of the principal balance of the June 2022 Note, the lender may elect to convert up to $600,000 of the unpaid principal balance of the note into Conversion Shares, equal to (x) the portion of the principal amount of the note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the Private Placement Shares. On July 1, 2022, February 2, 2023 and February 8, 2023, we borrowed $200,000, $200,000 and $200,000 under the June 2022 Note, respectively. On February 13, 2023, the Company issued the February 2023 Note, an additional promissory note to Master Fund in the amount of $1,100,000. On July 20, 2023, the Company issued the July 2023 Note, an additional promissory note to Master Fund in the amount of $500,000. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, including the Business Combination, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. On February 13, 2023, March 1, 2023, and April 4, 2023, we borrowed $125,000, $50,000 and $50,000 under the February 2023 Note, respectively. As of September 30, 2023 and December 31, 2022, $1,585,000 and $200,000 are outstanding on the working capital loans, respectively. In addition, on December 21, 2023, we issued the December 2023 Note, an additional promissory note to Master Fund in the amount of $450,000.

We have incurred and will continue to incur significant costs in pursuit of our acquisition plans. We will likely need to raise additional capital through loans or additional investments from our sponsor, stockholders, officers, directors, or third parties. Our officers, directors and the sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. If we are unable to complete the business combination because we do not have sufficient funds available, we will be forced to cease operations and liquidate the trust account. In connection with our assessment of going concern considerations in accordance with ASU Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have until October 5, 2024 (or such earlier date as determined by our board of directors), to consummate a business combination. It is uncertain that we will be able to consummate a business combination by this time. If a business combination is not consummated by this date and an extension has not been requested by the sponsor and approved by our stockholders, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity issue and the mandatory liquidation raise substantial doubt about our ability to continue as a going concern. The financial statements and the notes thereto contained elsewhere in this Report do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be required to liquidate after October 5, 2024 (or such earlier date as determined by our board of directors). We intend to complete a business combination before the mandatory liquidation date.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2023 or December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the sponsor a total of up to $10,000 per month for secretarial and administrative support. We began incurring these fees on September 30, 2021 and will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation.

The underwriters are entitled to a deferred fee of 5.0% of the gross proceeds of the initial 30,000,000 units sold in the initial public offering, or $15,000,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the trust account, subject to the terms of the underwriting agreement, although the underwriters have agreed to forfeit $12,000,000 of the aggregate $15,000,000 deferred fee contingent upon the consummation of the Business Combination. Such fee will be waived by the underwriters in the event that we do not complete a Business Combination.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We account for the warrants issued in connection with our initial public offering in accordance with the guidance contained in ASC Topic 815-40-15-7D, (“Derivatives and Hedging”), under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the private placement warrants are exercised or expire, and any change in fair value will be recognized in our statements of operations.

Class A Common Stock Subject to Possible Redemption

We account for our MAC Class A Common Stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” MAC Class A Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable MAC Class A Common Stock (including MAC Class A Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, MAC Class A Common Stock is classified as stockholders’ equity. Our MAC Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, MAC Class A Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of our balance sheets.

Net Income (Loss) Per Common Share

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating income (loss) per share. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Factors That May Adversely Affect Our Results of Operations

Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in Ukraine and in the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.

Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

MAC

Unless the context otherwise requires, all references to “we,” “Company” “us,” or “our” in this section refer to MAC.

Founder Shares

On January 15, 2021, in consideration for the payment of certain of the Company’s offering costs, the Company applied $25,000 of outstanding advances from the Sponsor towards the issuance of 8,625,000 shares of MAC Class B Common Stock. In September 2021, the Company effected a stock dividend of 0.3694 shares for each share of MAC Class B Common Stock outstanding, resulting in the Sponsor holding 11,810,833 Founder Shares. The Founder Shares include an aggregate of up to 1,507,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment is not exercised in full or in part, so that the holders of the Founder Shares will collectively own, on an as-converted basis, 25% of the Company’s issued and outstanding shares after the IPO (including the Private Placement Shares). As a result of the underwriter’s option not to exercise its over-allotment option, a total of 1,507,500 Founder Shares were forfeited. On June 28, 2023, the Sponsor converted 4,000,000 shares of MAC Class B Common Stock into 4,000,000 shares of non-redeemable MAC Class A Common Stock, which represents 40% of the outstanding shares of MAC Class A Common Stock.

Our Sponsor and Cantor purchased an aggregate of 910,000 Private Placement Units (610,000 Private Placement Units purchased by our Sponsor and 300,000 Private Placement Units purchased by Cantor, the latter of which are subject to forfeiture by Cantor upon consummation of the Business Combination) for a purchase price of $10.00 per Unit in the Private Placement that occurred simultaneously with the closing of our IPO. Each Private Placement Unit contains one share of MAC Class A Common Stock and one-half of one whole Private Placement Warrant. Each whole warrant contained in a Private Placement Unit entitles the holder to purchase one whole share of MAC Class A Common Stock at $11.50 per share. The Private Placement Warrants included in the Private Placement Units (including the MAC Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the Sponsor, Cantor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, Cantor or their permitted transferees, the Private Placement Warrants are redeemable by MAC and exercisable by such holders on the same basis as the Public Warrants.

Pursuant to the Letter Agreement, the holders of the Founder Shares have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of MAC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In connection with the closing of the IPO, the Sponsor sold 2,473,864 Founder Shares to the Anchor Investors, who are unaffiliated with the Sponsor, at their original purchase price. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investors to be $20,656,764, or $8.35 per share.

On October 5, 2021, upon the closing of the IPO, the Sponsor sold Membership Interests to each of four directors of the Company. The Membership Interests entitle each director to 25,000 shares of Founder Shares, for an aggregate of 100,000 shares, to be transferred to the directors if the Business Combination is consummated.

The total consideration paid for these membership interests was $200. Three of the directors were also part of the Sponsor investor group and invested $409,929 for their pro-rata share of the Sponsor contribution for Founder Shares and Private Placement Units. Each Founder Share will automatically convert to one share of MAC Class A Common Stock upon consummation of a Business Combination. The Sponsor will retain all voting and dispositive power over all Founder Shares until the consummation of the Business Combination, after which the Sponsor will distribute to each holder of the Membership Interests its share of the Founder Shares, subject to applicable lock-up or escrow restrictions.

Promissory Notes

On January 15, 2021, MAC issued an unsecured promissory note (the “January 2021 Note”) to the Sponsor, pursuant to which MAC may borrow up to an aggregate principal amount of $300,000. The January 2021 Note was non-interest bearing and payable on the earlier of September 30, 2021, or the completion of the IPO. The outstanding loan of $186,819 was repaid at the time of the IPO.

On June 30, 2022, MAC issued a promissory note in the principal amount of up to $600,000 (the “June 2022 Note”) to the Master Fund, a member of MAC’s Sponsor. The June 2022 Note was issued in connection with advances the Master Fund has made, and may make in the future, to MAC for working capital expenses. The June 2022 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which MAC consummates its initial business combination and (ii) the date that the winding up of MAC is effective. At the election of the Master Fund, all or a portion of the unpaid principal amount of the June 2022 Note may be converted into shares of MAC Class A Common Stock (the “Conversion Shares”), equal to: (x) the portion of the principal amount of the June 2022 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the June 2022 Note. As of February 1, 2024, MAC borrowed $600,000 under the June 2022 Note for the Working Capital Loan.

On February 13, 2023, MAC issued a promissory note in the principal amount of up to $1,100,000 (the “February 2023 Note”) to the Master Fund, a member of MAC’s Sponsor. The February 2023 Note was issued in connection with advances the Master Fund has made, and may make in the future, to MAC for working capital expenses. The February 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which MAC consummates its initial business combination and (ii) the date that the winding up of MAC is effective. At the election of the Master Fund, all or a portion of the unpaid principal amount of the February 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the February 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the February 2023 Note. As of February 1, 2024, MAC borrowed $1,100,000 under the February 2023 Note for the Working Capital Loan.

On July 20, 2023, MAC issued a promissory note in the principal amount of up to $500,000 (the “July 2023 Note”) to the Master Fund, a member of MAC’s Sponsor. The July 2023 Note was issued in connection with advances the Master Fund has made, and may make in the future, to MAC for working capital expenses. The July 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which MAC consummates its initial business combination and (ii) the date that the winding up of MAC is effective. At the election of Master Fund, at any time prior to payment in full of the principal balance of the note, all or a portion of the unpaid principal amount of the July 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the July 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the July 2023 Note. As of February 1, 2024, MAC borrowed $500,000 under the July 2023 Note for the Working Capital Loan.

On December 21, 2023, MAC issued a promissory note in the principal amount of up to $450,000 (the “December 2023 Note”) to the Master Fund, a member of MAC’s Sponsor. The December 2023 Note was issued in connection with advances the Master Fund has made, and may make in the future, to MAC for working capital expenses. The December 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which MAC consummates its initial business combination and (ii) the date that the winding up of MAC is effective. At the election of Master Fund, at any time prior to payment in full of the principal balance of the note, all or a portion of the unpaid principal amount of the December 2023 Note may be converted into Conversion Shares, equal to: (x) the portion of the principal amount of the December 2023 Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the Private Placement Shares issued by MAC to its Sponsor and Cantor, the representative of the underwriters, in a private placement in connection with MAC’s IPO. The Conversion Shares are entitled to the registration rights set forth in the December 2023 Note. As of February 1, 2024, MAC borrowed $125,000 under the December 2023 Note for the Working Capital Loan.

Administrative Support Agreement

The Company entered into an administrative support agreement, commencing on September 30, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total not to exceed $10,000 per month for secretarial and administrative support.

DePalma

Unless the context otherwise requires, references to “we,” “us,” “our” and “the Company” in this subsection are to the business and operations of DePalma I and DePalma II prior to the Business Combination. References to “MAM” are to Marblegate Asset Management LLC.

The DePalma Companies are directly owned by the DePalma Equityholders and are managed by MAM. One of the DePalma Equityholders is the Master Fund, Marblegate Special Opportunities Master Fund, L.P., which has an indirect controlling interest in the Sponsor. The Sponsor in turn owns a majority of MAC Common Stock. As a result, through their positions as managing partners of the general partner of the Master Fund and their control over the Master Fund’s portfolio, Messrs. Andrew Milgram and Paul Arrouet may be deemed to have a controlling interest in the DePalma Companies and MAC.

The DePalma Companies are directly owned and controlled by the DePalma Equityholders. MAM has an indirect controlling interest in the DePalma Companies by virtue of its role as a registered investment advisor that receives management fees for investment management services that it performs for investors in various investment partnerships. The DePalma entities are part of a larger portfolio of investment positions managed through those investment partnership entities. Currently, MAM is compensated by those partnership entities for its entire portfolio of investment activity, based on the dollar amount managed in each partnership. As a result, MAM has an indirect financial interest in, the DePalma Companies. However, there are no fees specifically allocated to any investment in the portfolio. Therefore, the DePalma Companies are not responsible for and currently do not pay MAM any fees.

Andrew Milgram (the Chief Executive Officer of MAC and our Managing Partner and Chief Executive Officer), Paul Arrouet (the President of MAC and our Managing Partner and Secretary) and Jeff Kravetz (the Chief Financial Officer of MAC and our Chief Financial Officer) (collectively, our “Officers”) are employees of, or other service providers to, our Manager. Our Manager compensates the Officers for the performance of their duties for our Manager and does not allocate this compensation between services to us and services to our Manager. See “DePalma’s Executive And Director Compensation” for more information.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

•	Sponsor Support Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Sponsor Support Agreement”);

•	Registration Rights Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement”); and

•	Management Services Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Management Services Agreement”).

Statement of Policy Regarding Transactions with Related Persons

The Company will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management After the Business Combination — Related Person Policy of the Company.”

Indemnification of Directors and Officers

The Proposed Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the Proposed Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of MAC’s or DePalma’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Unless the context otherwise requires, all references in this section to “we,” “us,” “our” or the “Company” refer to (i) DePalma and its consolidated subsidiaries prior to the consummation of the Business Combination and (ii) New MAC following the Closing.

Directors and Executive Officers

The following table sets forth the names, ages and positions of the directors and executive officers of the Company following the Business Combination.

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of the Business Combination.

Name	Age	Position(s) Held
Andrew Milgram	50	Chief Executive Officer
Paul Arrouet	52	President
Jeffrey Kravetz	45	Chief Financial Officer
[●]

Andrew Milgram has served as our Chief Executive Officer and an executive director since January 2021. Since August 2008, he has served as the managing partner of Marblegate, which he co-founded. Prior to forming Marblegate, Mr. Milgram was a Principal at Epic Asset Management, where he was responsible for generating, evaluating, executing and managing investments in a portfolio of distressed and special situation assets across a variety of industry sectors. In addition, he coordinated the firm’s overall research process and directed its team of investment analysts. Mr. Milgram has sat on a variety of official and ad-hoc creditor committees, and has been deeply involved in a number of corporate restructurings in both the United States and abroad. Prior to joining Epic, Mr. Milgram was a part of the capital market businesses at Deutsche Bank Alex. Brown and Bank of Tokyo-Mitsubishi. Mr. Milgram began his career at Swiss Bank Corp (now UBS), where he was part of the global emerging market team responsible for the bank’s proprietary investments in Russia, Africa and the Middle East. Mr. Milgram holds the Chartered Financial Analyst designation. Mr. Milgram is the Chairman of the Board of Millennium Health, and a member of the board of directors of Septuagint Solutions LLC, STVT-AAI Education Inc. (d/b/a Ancora Education), Britax Group Limited and Rhinoco Inc. He sits on the Board of Directors of the Greenwich Council of the Boy Scouts of America. Mr. Milgram is a member of the Economic Club of New York and the Metro NY Chapter of YPO. Mr. Milgram’s qualifications to serve on our board of directors include his extensive leadership, management and board experience, his track record as a founder and Chief Investment Officer of Marblegate and its affiliated funds, his current board experience, including as Chairman of the Board of Millennium Health, and his network of contacts in the distressed credit and restructuring arena.

Paul Arrouet has served as our President and an executive director since January 2021. Since 2008, he has also served as Managing Partner of Marblegate. Prior to forming Marblegate, Mr. Arrouet was a six-year Senior Managing Director as well as a twelve-year distressed specialist in the Distressed/High Yield Trading & Sales Department at Bear Stearns & Co. At Bear Stearns, he managed the trading book focused on stressed/distressed capital structures as well as actively making markets to generate customer flow. Mr. Arrouet spent the first part of his career at Bear Stearns in sales, specializing in distressed debt, high yield and restructuring opportunities. Prior to joining Bear Stearns, he was a salesman and Vice President at Alex. Brown, responsible for helping launch a distressed sales and trading platform as an extension of a successful High Yield Group. He began his career as a junior distressed trader at Oppenheimer & Co. Mr. Arrouet earned a Bachelor of Arts degree from the University of Pennsylvania. Mr. Arrouet’s qualifications to serve on our board of directors include his extensive leadership and management experience, his track record as Managing Partner and principal trader at Marblegate and its affiliated funds, and his wide network of contacts in the distressed investing field.

Jeffrey Kravetz has served as our Chief Financial Officer since March 13, 2023. Since March 2023, he has also served as the Chief Financial Officer of Marblegate Asset Management where he is responsible for the accounting, operational and financial activities of the firm. From March 2015 to March 2023, Mr. Kravetz served as the Chief Financial Officer of Contrarian Capital Management, L.L.C., an investment management firm, where he was responsible for the accounting, operational and financial activities of the firm’s investment and management entities. From 2015 to 2023, Mr. Kravetz served as director of various non-public investment vehicles affiliated with Contrarian Capital Management, L.L.C. Prior to joining Contrarian, Mr. Kravetz served in a variety of roles, including as a Director and Fund Controller at MSD Capital from September 2003 to February 2015. Prior to that, he was an Auditor at both Deloitte & Touche, LLP (June 2002 to September 2003) and Arthur Andersen, LLP (September 2000 to June 2002). Mr. Kravetz holds a B.S. in Accounting from Binghamton University School of Management and is a Certified Public Accountant. He is a member of the New York State Society of Certified Public Accountants.

Controlled Company Exception

Upon consummation of the Business Combination, the Manager will control a majority of the voting power of our outstanding Common Stock. As a result, we will be a “controlled company” under the Nasdaq corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors” as defined under the Nasdaq rules;

•

that we have, to the extent applicable, a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

Because we intend to avail ourselves of the “controlled company” exception under the rules, we may choose to rely upon these exemptions. These exemptions, however, do not modify the independence requirements for our audit committee and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the Nasdaq rules within the applicable time frame.

Board Composition

New MAC’s business affairs will be managed under the direction of the New MAC Board. The New MAC Board will initially consist of five members.

The New MAC Board upon the completion of the Business Combination will be the following individuals: [●], serving as Chairperson, [●], [●], [●] and [●].

Director Independence

In connection with the Business Combination, the Company’s Common Stock will be listed on Nasdaq. Under the Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors. In addition, the Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the Nasdaq rules.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the Nasdaq rules, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the Nasdaq rules, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The New MAC Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Company anticipates that three directors will each be considered “independent directors” as defined under the listing requirements and the Nasdaq rules and the applicable rules of the Exchange Act.

Board Committees

We anticipate that, prior to the Closing, the New MAC Board will establish an audit committee, compensation committee and nominating and corporate governance committee. The responsibilities of each committee are described below. The composition of each committee will be determined prior to the Closing and made in accordance with the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act, as applicable. The New MAC Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the New MAC Board.

Audit Committee

Following the Closing, we expect our audit committee will consist of [●], with [●] serving as chair. Each of these individuals qualify as independent directors under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate and our board of directors has determined that [●] qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Compensation Committee

Following the Closing, we expect our compensation committee will consist of [●], with [●] serving as chair. Each of these individuals qualify as independent directors under the Nasdaq listing standards.

The compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Following the Closing, we expect our nominating and corporate governance committee will consist of [●] serving as chair. [●] qualify as independent directors under the Nasdaq listing standards.

The nominating and corporate governance committee is responsible for, among other things:

•	assisting the board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Principal Stockholders described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Related Person Policy of the Company

The Company will adopt a formal written policy that will be effective upon the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s voting securities, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to the exceptions described below.

A related person transaction is generally a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy.

Under the policy, the Company will collect information that the Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable the Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, the Company’s audit committee, or other independent body of the Company’s board of directors, must consider, in light of known circumstances, whether the transaction is or is not inconsistent with, the Company’s best interests and those of the Company’s stockholders, as the Company’s audit committee, or other independent body of the Company’s board of directors, determines in the good faith exercise of its discretion.

The Company’s audit committee has determined that certain transactions will not require the approval of the audit committee including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, nonexecutive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of MAC Common Stock as of the date of this proxy statement/prospectus based on information obtained from the persons named below, with respect to the beneficial ownership of shares of MAC Common Stock, by:

•	each of MAC’s current executive officers and directors, and all executive officers and directors of MAC as a group, in each case pre-Business Combination;

•	each person who will become a named executive officer or director of New MAC, and all executive officers and directors of New MAC as a group, in each case post-Business Combination;

•	each person who is known to be the beneficial owner of more than 5% of a class of MAC Common Stock pre-Business Combination; and

•	each person who is expected to be the beneficial owner of more than 5% of a class of New MAC Common Stock post-Business Combination.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of MAC Common Stock beneficially owned by them.

	Before the Business Combination				After the Business Combination
					Assuming Minimum Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
	MAC Class A Common Stock		MAC Class B Common Stock		New MAC Common Stock	New MAC Common Stock	New MAC Common Stock
Name and Address of Beneficial Owner (1)	# Shares Beneficially Owned	% of Class	# Shares Beneficially Owned	% of Class	# Shares %	# Shares %	# Shares %
Directors and Executive Officers of MAC
Marblegate Acquisition LLC (2)	4,610,000	83.1%	3,829,469	60.8%
Andrew Milgram (2)	4,610,000	83.1%	3,829,469	60.8%
Paul Arrouet (2)	4,610,000	83.1%	3,829,469	60.8%
Richard Goldman (3)	—	—	—	—
Harvey Golub (3)	—	—	—	—
Jeffrey Kravetz	—	—	—	—
Alan J. Mintz (3)	—	—	—	—
Wallace Mathai-Davis (3)	—	—	—	—
Patrick J. Bartels, Jr.	—	—	—	—
All Directors and Executive Officers of MAC as a Group (8 Individuals)

Directors and Executive Officers of New MAC
[●]
All Directors and Executive Officers of New MAC as a Group ([●] Individuals)

Five Percent Holders
Cantor Fitzgerald & Co. (4)	300,000	5.4%	—	—
[●]

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Marblegate Acquisition LLC, 5 Greenwich Office Park, Suite 400, Greenwich, CT 06831.
(2)

The Sponsor is the record holder of such shares. Marblegate Asset Management, LLC is the managing member of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to beneficially own such shares. Andrew Milgram and Paul Arrouet, as Managing Partners of Marblegate Asset Management, LLC, may be deemed to exercise voting and investment power over the securities held by the Sponsor and therefore may be deemed to beneficially own such securities. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)

Each such person is a direct or indirect member of the Sponsor and disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)

Reflects 300,000 Private Placement Shares. Such shares are subject to forfeiture at Closing. Cantor Fitzgerald & Co. (“CF&CO”) is the record holder of the Private Placement Shares. The business address of CF&CO is 110 E. 59th St., New York, NY 10022. CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“Cantor”) and directly or indirectly controls the managing general partner of Cantor Fitzgerald Securities (“CFS”). Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of CFS which is the majority owner of CF&CO. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CF&CO. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly, or indirectly.

DESCRIPTION OF NEW MAC SECURITIES

As used in this section, “we,” “us,” “our” or “New MAC” refer to New MAC following the consummation of the Business Combination.

The following summary of the material terms of our securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of our securities following the Business Combination. The Proposed Charter and Proposed Bylaws are described in “Proposal No. 2 — The Organizational Document Proposals” and the full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.

Authorized and Outstanding Capital Stock

The Proposed Charter of New MAC will authorize the issuance of 260,000,000 shares, consisting of two classes of stock as follows:

•	10,000,000 shares of preferred stock, par value $0.0001 per share;

•	250,000,000 shares of New MAC Common Stock, par value $0.0001 per share;

Voting Power

Except as otherwise provided in the Proposed Charter or as required by applicable law, holders of New MAC Common Stock will each be entitled to one vote per share.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of New MAC Common Stock will be entitled to receive dividends and other distributions as may from time to time be declared by the New MAC Board in its discretion out of legally available New MAC assets, ratably in proportion to the number of shares held by each such holder, and at such times and in such amounts as the board of directors in its discretion may determine.

Liquidation, Dissolution or Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of New MAC, after payment of debts and other liabilities and of preferential and after the rights of holders of preferred stock, if any, have been satisfied, the holders of all outstanding shares of New MAC Common Stock will be entitled to receive the remaining assets of New MAC available for distribution ratably in proportion to the number of shares held by each such stockholder.

Election of Directors

Directors of New MAC shall be elected by a majority of the votes cast at an annual meeting of stockholders by holders of the New MAC Common Stock.

Warrants

Each outstanding New MAC Warrant will entitle the holder to purchase one share of New MAC Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time 30 days after the completion of the Closing. A New MAC Warrant holder may exercise its warrants only for a whole number of shares of New MAC Common Stock. The New MAC Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Warrants

New MAC will not be obligated to deliver any shares of New MAC Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New MAC Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New MAC satisfying its obligations described below with respect to registration. No warrant will be exercisable and New MAC will not be obligated to issue shares of New MAC Common Stock upon exercise of a warrant unless New MAC Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New MAC be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New MAC Common Stock underlying such unit.

Once the warrants become exercisable, New MAC may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the New MAC Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third trading day prior to the date New MAC sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New MAC, New MAC may not exercise its redemption right if the issuance of shares of New MAC Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. In the event that New MAC elects to redeem all of the redeemable warrants as described above, it will fix a date for the redemption (the “Redemption Date”). Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by New MAC not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. In addition, New MAC will issue a press release and file a current report on Form 8-K with the Securities and Exchange Commission containing notice of redemption. New MAC is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement. New MAC will use its best efforts to register or qualify such shares of New MAC Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered by MAC in the IPO.

New MAC has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New MAC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New MAC Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If New MAC calls the warrants for redemption as described above, New MAC’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New MAC’s management will consider, among other factors, New MAC’s cash position, the number of warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of New MAC Common Stock issuable upon the exercise of its warrants. If New MAC’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New MAC Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New MAC Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New MAC Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New MAC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New MAC Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. New MAC believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after consummation of the Business Combination. If New MAC calls its warrants for redemption and its management does not take advantage of this option, the Sponsor, Cantor, and their permitted transferees would still be entitled to exercise their private placement warrants that are included in the private placement units for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New MAC in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New MAC Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New MAC Common Stock is increased by a stock dividend payable in shares of New MAC Common Stock, or by a split-up of shares of New MAC Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New MAC Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New MAC Common Stock. A rights offering to holders of New MAC Common Stock entitling holders to purchase shares of New MAC Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New MAC Common Stock equal to the product of (i) the number of shares of New MAC Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New MAC Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of New MAC Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for New MAC Common Stock, in determining the price payable for New MAC Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New MAC Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New MAC Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New MAC, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New MAC Common Stock on account of such shares of New MAC Common Stock (or other shares of its capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New MAC Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of New MAC Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to redeem 100% of our New MAC Common Stock if it does not complete the Business Combination by October 5, 2024 or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon New MAC’s failure to complete the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New MAC Common Stock in respect of such event.

If the number of outstanding shares of New MAC Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New MAC Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New MAC Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New MAC Common Stock.

Whenever the number of shares of New MAC Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New MAC Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New MAC Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New MAC Common Stock (other than those described above or that solely affects the par value of such shares of New MAC Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which New MAC is the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New MAC Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which New MAC is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our New MAC Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and MAC. You should review a copy of the warrant agreement, which is filed as an exhibit to this proxy statement/prospectus, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or to correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of New MAC Common Stock and any voting rights until they exercise their warrants and receive shares of New MAC Common Stock. After the issuance of shares of New MAC Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

In addition, if (x) New MAC issue additional shares of New MAC Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at a Newly Issued Price of less than $9.20 per share of New MAC Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares or Private Placement Shares or Private Placement Warrants held by the Sponsor or its affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New MAC will, upon exercise, round down to the nearest whole number of shares of New MAC Common Stock to be issued to the warrant holder.

New MAC has agreed that, subject to applicable law, any action, proceeding or claim against New MAC arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and New MAC irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New MAC Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of New MAC Common Stock is increased by a stock dividend payable in shares of New MAC Common Stock, or by a split-up of shares of New MAC Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New MAC Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New MAC Common Stock. A rights offering to holders of New MAC Common Stock entitling holders to purchase shares of New MAC Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of New MAC Common Stock equal to the product of (1) the number of shares of New MAC Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New MAC Common Stock) multiplied by (2) one minus the quotient of (x) the price per share of New MAC Common Stock paid in such rights offering divided by (y) the historical fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for New MAC Common Stock, in determining the price payable for New MAC Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of New MAC Common Stock as reported during the 10-trading day period ending on the trading day prior to the first date on which the shares of New MAC Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New MAC, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New MAC Common Stock on account of such shares, other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New MAC Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon New MAC’s failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New MAC Common Stock in respect of such event.

If the number of outstanding shares of New MAC Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New MAC Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New MAC Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New MAC Common Stock.

Whenever the number of shares of New MAC Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New MAC Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New MAC Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New MAC Common Stock (other than those described above or that solely affects the par value of such shares of New MAC Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New MAC Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New MAC Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the Proposed Charter or as a result of the redemption of shares of New MAC Common Stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of New MAC Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New MAC Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of New MAC Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants: (i) are not redeemable by New MAC and (ii) may be exercised for cash or on a cashless basis, as described in the prospectus related to the IPO, so long as they are held by the Sponsor, Cantor or any of their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by New MAC and exercisable by the holders on the same basis as the Public Warrants in the Units sold in the IPO. The Private Placement Warrants (including the New MAC Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.

Anti-Takeover Effects of the Proposed Charter, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter, the Proposed Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the New MAC Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of New MAC. These provisions are intended to avoid costly takeover battles, reduce New MAC’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the New MAC Board to maximize stockholder value in connection with any unsolicited offer to acquire New MAC. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of New MAC by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of New MAC Common Stock. The Proposed Charter will provide that any action required or permitted to be taken by New MAC’s stockholders must be effected at a duly called annual or special stockholder meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the New MAC Board then in office, except that holders of New MAC Common Stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. See also “Risk Factors — Risks Related to New MAC’s Corporate Structure  — Delaware law, the Proposed Charter and the Proposed Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the Nasdaq listing requirements, which would apply if and so long as the New MAC Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power or then outstanding number of shares of New MAC Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New MAC Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New MAC by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New MAC Common Stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Proposed Charter will provide that the New MAC Board will determine the number of directors who will serve on the board.

In addition, the Proposed Charter will provide that any vacancy on the New MAC Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to any rights of the holders of Preferred Stock.

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the New MAC Board will shorten the term of any incumbent director.

Business Combinations

New MAC has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Proposed Charter will provide that New MAC will not engage in any “business combinations” (as defined in the Proposed Charter), at any point in time at which New MAC’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Proposed Charter) for a three-year period after the time that such person became an interested stockholder unless:

•	prior to such time, the New MAC Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of New MAC outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the New MAC Board and authorized at an annual or Special Meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of New MAC which is not owned by the interested stockholder.

Under the Proposed Charter, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. Under certain circumstances, such provisions in the Proposed Charter make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Proposed Charter could have an anti-takeover effect with respect to certain transactions which the New MAC Board does not approve in advance. Such provisions may encourage companies interested in acquiring New MAC to negotiate in advance with the New MAC Board because the stockholder approval requirement would be avoided if the New MAC Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

The Proposed Bylaws will provide that at any meeting of the New MAC Board a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter expressly authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

General Stockholder Meetings

The Proposed Charter will provide that special meetings of stockholders may be called only by or at the direction of the New MAC Board, the Chairman of the Board or the Chief Executive Officer.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the New MAC Board or a committee of the New MAC Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New MAC with certain information. Generally, to be timely, a stockholder’s notice must be received at New MAC’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of New MAC following the adoption of the Proposed Bylaws, the date of the preceding annual meeting will be deemed to be [●] of the preceding calendar year). The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Proposed Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New MAC.

Supermajority Provisions

The Proposed Charter and the Proposed Bylaws will provide that the New MAC Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Proposed Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Proposed Charter. Any amendment, alteration, rescission or repeal of the Proposed Charter by New MAC’s stockholders requires the affirmative vote of the holders of at least 66 2/3%, in case of provisions in Articles 4(B), 5, 6, 7 or 9, and a majority, in case of any other provisions, in voting power of all then outstanding shares of New MAC’s stock entitled to vote thereon.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon is required to amend a corporation’s Proposed Charter, unless the Proposed Charter requires a greater percentage.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of New MAC or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the New MAC Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of New MAC. These provisions are designed to reduce New MAC’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New MAC’s shares and, as a consequence, may inhibit fluctuations in the market price of New MAC’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Proposed Charter will provide that, unless New MAC consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of New MAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New MAC to New MAC or New MAC’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against New MAC or any current or former director, officer, other employee, agent or stockholder of New MAC (a) arising pursuant to any provision of the DGCL, the Proposed Charter (as it may be amended or restated) or the Proposed Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against New MAC or any current or former director, officer, other employee, agent or stockholder of New MAC governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article 11 of the Proposed Charter will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any shares of New MAC’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”) and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New MAC or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Proposed Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New MAC may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect New MAC’s business, financial condition and results of operations and result in a diversion of the time and resources of New MAC’s management and board of directors.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that New MAC has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to New MAC’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of New MAC or its subsidiaries. The Proposed Charter provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which New MAC or its affiliates now engage or propose to engage or (ii) otherwise competing with New MAC or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for New MAC or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to New MAC or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Proposed Charter does not renounce New MAC’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of New MAC. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for New MAC if it is a business opportunity that (i) New MAC is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of New MAC’s business or is of no practical advantage to New MAC, (iii) is one in which New MAC has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the New MAC Board or such member’s affiliate over which such member of the New MAC Board has no direct or indirect influence or control, including, but not limited to, a blind trust.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of New MAC and its stockholders, through stockholders’ derivative suits on New MAC’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Proposed Bylaws provide that New MAC must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. New MAC is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. New MAC believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New MAC and its stockholders. In addition, your investment may be adversely affected to the extent New MAC pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. New MAC believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New MAC’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, New MAC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights Agreement

At the Closing, New MAC will enter into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor and certain of its affiliates and certain other stockholders party thereto will have specified rights to require New MAC to register all or a portion of their shares under the Securities Act. The defined term Registrable Securities therein includes the shares of New MAC Common Stock and warrants to purchase New MAC Common Stock issued in connection with the Business Combination. See the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS

General

New MAC is incorporated under the laws of the State of Delaware and the rights of New MAC stockholders will be governed by the laws of the State of Delaware, including the DGCL, The Proposed Charter and Proposed Bylaws. As a result of the Business Combination, MAC stockholders who receive shares of New MAC Common Stock will become stockholders of New MAC. Thus, following the Business Combination, the rights of MAC stockholders who become New MAC stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Existing Charter and the Existing Bylaws and instead will be governed by the Proposed Charter and Proposed Bylaws.

Comparison of Corporate Governance and Stockholders’ Rights

This section describes the material differences between the rights of MAC stockholders before the consummation of the Business Combination, and the rights of New MAC stockholders after the Business Combination. These differences in stockholder rights result from the differences between the respective governing documents of MAC and New MAC.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. MAC stockholders are urged to carefully read the relevant provisions of the Proposed Charter that will be in effect as of consummation of the Business Combination (which form is included as Annex B to this proxy statement/prospectus). References in this section to the Proposed Charter are references thereto as it will be in effect upon consummation of the Business Combination. However, the Proposed Charter may change at any time prior to consummation of the Business Combination by mutual agreement of MAC and the DePalma Companies, or be amended any time after the consummation of the Business Combination by amendment in accordance with its terms. If the Proposed Charter is amended, the below summary may cease to accurately reflect the Proposed Charter is so amended.

MAC	New MAC

Authorized Capital Stock

The authorized capital stock of MAC, consists of (i) 221,000,000 shares of MAC Common Stock, including (a) 200,000,000 shares of MAC Class A Common Stock, of which 1,010,391 are issued and outstanding, (b) 20,000,000 MAC Class B Common Stock, of which 10,303,333 shares are issued and outstanding and (ii) 1,000,000 shares of preferred stock, of which none are issued or outstanding.	New MAC will be authorized to issue 250,000,000 shares of New MAC Common Stock and 10,000,000 shares of preferred stock.

Number and Qualification of Directors

The number of directors, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors.	The total number of directors shall be determined from time to time by resolution adopted by the New MAC Board.

Election of Directors

Directors shall be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting of stockholders.	Directors shall be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting of stockholders.

MAC	New MAC
Newly created directorships resulting from an increase in the number of directors and any vacancies resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).	Subject to any rights of any preferred stockholders, newly created directorships resulting from an increase in the number of directors and any vacancy (whether occurring due to death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Board Classification

Directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the adoption of the Existing Charter, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the adoption of the Existing Charter and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the adoption of the Existing Charter. At each annual meeting following adoption of the Existing Charter, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders.	The board of directors shall be comprised of single class of directors.

Removal of Directors

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	Any or all of the directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66-2/3% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors.

Voting

Holders of shares of MAC Common Stock are entitled to one vote per share on each matter properly submitted to the stockholders which the holders of the MAC Common Stock are entitled to vote.	Holders of New MAC Common Stock will be entitled to one vote per share.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

MAC does not have a stockholder rights plan currently in effect, but under the DGCL, MAC’s board of directors could adopt such a plan without stockholder approval.	New MAC does not have a stockholder rights plan currently in effect, but under the DGCL, the New MAC Board could adopt such a plan without stockholder approval.

MAC	New MAC

Special Meeting of the Stockholders

Special meetings of stockholders may be called only by the chairman of the board of directors, chief executive officer, or by a resolution adopted by a majority of the board of directors.	Special meetings of the stockholders may be called only by or at the direction of the chairman of the board of directors, the chief executive officer or the board of directors.

Amendment to Certificate of Incorporation

An amendment to the Existing Charter requires the approval of a majority of the combined voting power of then outstanding shares of voting stock, voting together as a single class and the separate approval of a majority of the holders of shares of Class B Common Stock, voting as a separate class.	Under Delaware law, an amendment to the Proposed Charter generally requires the approval of the board of directors and a majority of the voting power of then outstanding shares of voting stock. In addition, pursuant to the Proposed Charter, the affirmative vote of the holders of at least 66-2/3% of the total voting power of all then outstanding shares entitled to vote generally in the election of directors is required to amend provisions relating to: (i) stockholder meetings, (ii) the board of directors, (iii) indemnification and limitation of liability of officers and directors, (iv) election not be governed by Section 203 of the DGCL and business combinations generally, (v) forum selection and (vi) amendment of the Proposed Charter. Additionally, an affirmative vote of at least 80% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend provisions with respect to competition and corporate opportunities.

Amendment of Bylaws

The Board may, subject to the DGCL, amend, alter, change, add to or repeal the Existing Bylaws by the affirmative vote of a majority of the Board. In addition, the Existing Bylaws may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by the Existing Charter, the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Existing Bylaws.	The New MAC Board may, subject to the DGCL, amend, alter, change, add to or repeal the Proposed Bylaws without the assent or vote of the stockholders in any manner not inconsistent with Delaware law or the Proposed Charter. In addition, pursuant to the Proposed Charter, the affirmative vote of the holders of at least 66% of the total voting power of all then outstanding shares entitled to vote generally in the election of directors is required to amend provisions of the Proposed Bylaws relating to: (i) stockholder meetings, (ii) the board of directors and (iii) indemnification and limitation of liability of officers and directors.

Quorum

A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board.	A majority of the total number of directors then in office shall constitute a quorum for the transaction of business by the board of directors.

MAC	New MAC
The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.	The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Special Stockholder Meetings

Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors or the chief executive officer.	Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by or at the direction of the New MAC board, the chairman of the New MAC board or the chief executive officer.

Notice of Stockholder Meetings

Notice of a meeting of stockholders must be given not more than 60, nor less than 10, days previous thereto, to each stockholder entitled to vote at the meeting as of the record date.	Notice of a meeting of stockholders must be given not more than 60, nor less than 10, days previous thereto, to each stockholder entitled to vote at the meeting as of the record date.

Notice to stockholders must be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery or (ii) by electronic transmission.	Notice to stockholders must be given (i) by United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of New MAC or (ii) by electronic transmission.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

Nominations or other business to be properly brought before an annual meeting by a stockholder must have given timely notice in writing to the corporate secretary and such business must otherwise be a proper matter for stockholder action.	Nominations or other business to be properly brought before an annual meeting by a stockholder must have given timely notice in writing to the corporate secretary and, in the case of business other than nominations of directors, such other business must be a proper matter for stockholder action.

To be timely, must be received by not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation.	To be timely, notice must be delivered not less than 90 days nor more than one hundred twenty 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than 30 days before, or more than 70 days following, such anniversary date, notice must be delivered not later than the 10th day following the day on which public announcement of the date of such meeting is first made.

MAC	New MAC

Limitation of Liability of Directors and Officers

A director shall not be personally liable to MAC or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to MAC or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.	To the fullest extent permitted by applicable law, no director will have any personal liability to New MAC or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors, Officers, Employees and Agents

MAC, to the fullest extent permitted by law, as the same exists or may hereafter be amended, MAC shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of MAC or, while a director or officer, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit reasonably incurred by such indemnitee in connection with such proceeding.	New MAC, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of New MAC or any predecessor of New MAC, or, while serving as a director or officer of New MAC, serves or served at any other enterprise as a director or officer at the request of New MAC or any predecessor of New MAC.

Dividends, Distributions and Stock Repurchases

Subject to the rights of the holders of any series of preferred stock, the holders of shares of MAC Common Stock shall be entitled to receive such dividends and other distributions when, as and if declared thereon by the board of directors from time to time out of any assets or funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.	Subject to the rights of the holders of any series of preferred stock having a preference over or the right to participate with the New MAC Common Stock with respect to the payment of dividends and other distributions, the holders of New MAC Common Stock shall be entitled to receive ratably in proportion to the number of shares held by each such stockholder such dividends and other distributions as may from time to time be declared by the New MAC board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the board of directors in its discretion shall determine.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the consummation of the Business Combination, New MAC will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to [●] shares of New MAC Common Stock issued and outstanding. All of the New MAC Common Stock issued to the Public Stockholders in connection with the Business Combination will be freely transferable by persons other than by Sponsor or MAC’s, New MAC’s and DePalma’s affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of the New MAC Common Stock in the public market could adversely affect prevailing market prices of the New MAC Common Stock. Prior to the Business Combination, there has been no public market for New MAC Common Stock. New MAC will apply for listing of the New MAC Common Stock and New MAC Warrants on Nasdaq, but there can be no assurance that a regular trading market will develop in the New MAC Common Stock and New MAC Warrants.

Registration Rights

The Registration Rights Agreement will provide customary registration rights, including demand and “piggyback” rights with respect to the shares of New MAC Common Stock and New MAC Warrants held by parties thereto following the consummation of the Business Combination. For additional information, see the sections entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New MAC Common Stock or New MAC Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New MAC at the time of, or at any time during the three months preceding, a sale and (ii) New MAC is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New MAC was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New MAC Common Stock or New MAC Warrants for at least six months but who are affiliates of New MAC at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New MAC Common Stock then outstanding; or

•	the average weekly reported trading volume of New MAC Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New MAC under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New MAC.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after New MAC has completed the Business Combination.

MAC anticipates that following the consummation of the Business Combination, New MAC will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the MAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Marblegate Acquisition Corp., at its principal executive offices at (914) 415-4081 and 411 Theodore Fremd Avenue, Suite 206S, Rye, New York 10580. Following the Business Combination, such communications should be sent in care of Marblegate Capital Corporation, at its principal executive offices at ([●]) [●]-[●] and [●]. Each communication will be forwarded, depending on the subject matter, to the New MAC Board, the appropriate committee chairperson or all non-management directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations relevant to holders of Public Shares or Public Warrants that either (a) participate in the Merger, or (b) elect to have their shares of MAC Common Stock redeemed for cash. This discussion also addresses certain U.S. federal income tax consequences to such holders of owning and disposing of the New MAC Common Stock and New MAC Warrants received in the Merger. This discussion addresses only those MAC security holders that hold their securities, and, if they participate in the Merger, will hold New MAC’s securities, as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The following does not purport to be a complete analysis of all potential tax effects arising in connection with the Merger or the redemptions of shares of MAC Class A Common Stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences discussed below. This discussion does not address any tax considerations for any transaction other than the Merger or the redemptions of shares of MAC Class A Common Stock described in the section of this proxy statement/prospectus entitled “Special Meeting of MAC Stockholders — Redemption Rights.”

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the U.S. federal excise tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies, mutual funds and real estate investment trusts;

•	brokers, dealers or traders in securities;

•	traders in securities that elect to mark to market;

•	tax-exempt organizations or governmental organizations;

•	persons subject to the alternative minimum tax;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding MAC Common Stock or MAC Warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to MAC Common Stock or the MAC Warrants being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of MAC Common Stock or, following the Business Combination, New MAC Common Stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	“U.S. holders” (as defined below) having a functional currency other than the U.S. dollar;

•	persons who hold or received MAC Common Stock or MAC Warrants pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a Non-U.S. holder (as defined below) that is a nonresident alien individual present in the United States for 183 days or more during the applicable taxable year and certain other requirements are met;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	the Sponsor or any of its affiliates, officers or directors.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of MAC Common Stock and/or MAC Warrants that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” means a beneficial owner of MAC Common Stock and/or MAC Warrants, as the case may be, who is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds MAC Common Stock and/or MAC Warrants, the tax treatment of an owner of such entity or arrangement will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL ESTATE, GIFT OR OTHER TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Considerations of the Merger

U.S. Holders

The Merger, taken together with the Pre-Closing Transactions, is intended to qualify as an integrated transaction described in Section 351 of the Code. However, the provisions of Section 351 of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Merger and the Pre-Closing Transactions that are beyond the control of MAC or New MAC. Any position of MAC and New MAC is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger qualifying as a transaction described in Section 351 of the Code. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to such intended treatment of the Merger.

The Merger could also potentially qualify as a reorganization under Section 368 of the Code. To qualify as a reorganization under Section 368 of the Code, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of stock of a corporation with no active business and only investment-type assets, such as MAC, the qualification of the Merger as a reorganization under Section 368 of the Code is not free from doubt. No opinion is being provided to MAC or New MAC regarding whether the Merger will qualify as a reorganization under Section 368 of the Code. Furthermore, any position of MAC and New MAC is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger qualifying as a reorganization under Section 368 of the Code. Accordingly, no assurance can be given that the Merger will qualify as a Section 368 reorganization.

U.S. Holders Exchanging Only MAC Common Stock for New MAC Common Stock. Assuming the Merger qualifies as qualifies as a transaction described in Section 351(a) of the Code or a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder that owns only shares of MAC Common Stock but not MAC Warrants and that exchanges such MAC Common Stock for New MAC Common Stock pursuant to the Merger generally should not recognize gain or loss. The aggregate tax basis of the for New MAC Common Stock received by such U.S. holder should be the same as the aggregate adjusted tax basis of the MAC Common Stock exchanged therefor. The holding period of the for New MAC Common Stock received by such U.S. holder will include the period during which the shares of MAC Common Stock exchanged therefor were held by such U.S. holder.

If the Merger were to fail to qualify as a transaction described in Section 351 of the Code and were to also fail to qualify as a reorganization under Section 368 of the Code, then a U.S. holder that owns only shares of MAC Common Stock should recognize gain or loss upon the exchange of such MAC Common for New MAC Common Stock pursuant to the Merger in an amount equal to the difference between the fair market value of the New MAC Common Stock received and such U.S. holder’s adjusted tax basis in such U.S. holder’s MAC Common Stock. A U.S. holder’s tax basis in the New MAC Common Stock received in the Merger would equal the fair market value of such New MAC Common Stock. A U.S. holder’s holding period in the New MAC Common Stock received in the Merger would begin on the day after the Merger. The aggregate tax basis of a U.S. holder in the New MAC Common Stock received in the Merger generally would equal its fair market value at the time of the Merger, and the holding period of the New MAC Common Stock received in Merger would begin on the day after the Merger. Gain, if any, that is recognized by a U.S. holder would generally be long-term capital gain to the extent such shares of MAC Common Stock were held by such U.S. holder for more than one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates under current law. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the MAC Common Stock described in this proxy statement/prospectus could toll a U.S. holder’s holding period.

U.S. Holders Whose MAC Warrants Become New MAC Warrants. If the Merger qualifies as a reorganization under Section 368 of the Code, a U.S. holder of MAC Warrants that are converted to New MAC Warrants pursuant to the Merger generally would not recognize gain or loss. The aggregate tax basis of the New MAC Warrants received by such U.S. holder should be the same as the aggregate adjusted tax basis of MAC Warrants exchanged therefor. The holding period of the New MAC Warrants received by such U.S. holder would include the period during which MAC Warrants exchanged therefor were held by such U.S. holder.

If the Merger qualifies as a transaction described in Section 351 of the Code but not as a reorganization under Section 368 of the Code, a U.S. holder that owns only MAC Warrants but not MAC Common Stock should recognize gain or loss upon the conversion of those MAC Warrants to New MAC Warrants pursuant to the Merger in an amount equal to the difference between the fair market value of the New MAC Warrants received and such U.S. holder’s adjusted tax basis in such U.S. holder’s MAC Warrants. A U.S. holder’s tax basis in the New MAC Warrants received in the Merger would equal the fair market value of such New MAC Warrants. A U.S. holder’s holding period in the New MAC Warrants received in the Merger should begin on the day after the Merger. Gain, if any, that is recognized by a U.S. holder would generally be long-term capital gain to the extent to such New MAC Warrants were held by such U.S. holder for more than one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates under current law. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the MAC Common Stock described in this proxy statement/prospectus could toll a U.S. holder’s holding period.

If the Merger qualifies as a transaction described in Section 351 of the Code but not as a reorganization under Section 368 of the Code, the treatment of a U.S. holder that owns both MAC Common Stock that are exchanged for New MAC Common Stock and MAC Warrants that are converted into New MAC Warrants in the Merger depends on whether the conversion of MAC Warrants into New MAC Warrants in the Merger is treated as part of the transaction as described in Section 351 of the Code or as a separate transaction. If the conversion of MAC Warrants into New MAC Warrants is treated as a separate transaction, then the U.S. federal income tax treatment of the U.S. holder’s exchange of MAC Common Stock for New MAC Common Stock should be treated as described above under “— U.S. Holders Exchanging Only MAC Common Stock for New MAC Common Stock,” and the U.S. federal income tax treatment of the conversion of MAC Warrants for New MAC Warrants should generally be treated as described in the previous paragraph.

If the conversion of MAC Warrants into New MAC Warrants in the Merger is treated as part of the transaction described in Section 351 of the Code, a U.S. holder would generally be treated as transferring each of (i) its MAC Common Stock and (ii) its MAC Warrants for a combination of New MAC Common Stock and New MAC Warrants received by such U.S. holder in the Merger. The New MAC Warrants received by such U.S. holder in the Merger would be allocated ratably between the MAC Common Stock and the MAC Warrants in proportion to their relative fair market values, and the U.S. holder would generally recognize gain (but not loss) with respect to each share of its MAC Common Stock and each of its MAC Warrants equal to the lesser of (i) the excess (if any) of the fair market value of such share or warrant over such U.S. holder’s tax basis in such share or warrant or (ii) the fair market value of such New MAC Warrants allocated to such share or warrant. Any loss realized by a U.S. holder would not be recognized. A U.S. holder should have a tax basis in the New MAC Common Stock equal to the tax basis in the MAC Common and MAC Warrants surrendered, plus any gain recognized in the exchange, less the fair market value of the New MAC Warrants received, and a U.S. holder’s tax basis in the New MAC Warrants should be the fair market value of such New MAC Warrants. The holding period of the New MAC Common Stock received by such U.S. holder should include the period during which the MAC Common Stock exchanged therefor were held by such U.S. holder. A U.S. holder’s holding period in the New MAC Warrants received in the Merger should begin on the day after the Merger.

Gain, if any, described in the previous paragraph that is recognized by a U.S. holder would generally be long-term capital gain to the extent it is allocated to exchanged MAC Common Stock, or MAC Warrants converted into New MAC Warrants, that were held by such U.S. holder for more than one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates under current law. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the MAC Common Stock described in this proxy statement/prospectus could toll a U.S. holder’s holding period.

Information Reporting, Backup Withholding and Additional Reporting Requirements. The information reporting and backup withholding requirements applicable to the redemption of MAC Common Stock, described below in “Material U.S. Federal Income Tax Considerations of the Redemption — U.S. Holders — Information Reporting and Backup Withholding,” may apply to the Merger to the extent it results in a taxable exchange of (or otherwise results in the recognition of gain or loss with respect to the exchange of) MAC Common Stock and/or MAC Warrants.

Non-U.S. Holders

The U.S. federal income tax consequences of the Merger to Non-U.S. holders generally will correspond to the U.S. federal income tax consequences of the Merger to U.S. holders, as described above under “— Material U.S. Federal Income Tax Considerations of the Merger — U.S. Holders” although to the extent the Merger results in a taxable exchange of (or otherwise results in the recognition of gain or loss with respect to the exchange of) MAC Common Stock or MAC Warrants, the consequences would be similar to those described below under the heading “Material U.S. Federal Income Tax Considerations of the Redemption — Non-U.S. Holders — Gain or Loss on Redemption Treated as a Sale of MAC Common Stock” and “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Information Reporting and Backup Withholding” for a Non-U.S. holder that recognizes gain on the redemption of MAC Common Stock and the related information reporting and backup withholding requirements.

Material U.S. Federal Income Tax Considerations of Redemption

U.S. Holders

Tax Characterization of Redemption. In the event that a U.S. holder exercises redemption rights with respect to its MAC Common Stock pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of MAC Stockholders  — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the MAC Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the MAC Common Stock for U.S. federal income tax purposes, the U.S. holder generally will be treated as described under “—  Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Gain or Loss on Redemption Treated as Sale of MAC Common Stock” below. If the redemption does not qualify as a sale of MAC Common Stock for U.S. federal income tax purposes, the U.S. holder generally will be treated as receiving a corporate distribution with the tax consequences described below under “— Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of MAC Common Stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of owning MAC Warrants or otherwise) relative to all MAC Common Stock outstanding both before and after the redemption. The redemption of a U.S. holder’s MAC Common Stock generally will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in MAC, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only MAC Common Stock actually owned by the U.S. holder, but also shares of MAC Common Stock that are constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which would generally include shares of MAC Common Stock which could be acquired pursuant to the exercise of the MAC Warrants. In order to meet the substantially disproportionate test, the percentage of MAC outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of MAC Common Stock must, among other requirements, be less than 80% of the percentage of MAC outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There generally will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of MAC stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of MAC stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. holder does not constructively own any other shares of MAC stock and the U.S. holder otherwise complies with specific conditions. The redemption of MAC Common Stock generally will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in MAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in MAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then the redemption generally will be treated as a corporate distribution and the tax effects generally will be as described under “— Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed MAC Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining MAC stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its MAC Warrants or possibly in other MAC stock constructively owned by it. U.S. holders that hold shares of MAC stock with differing tax bases or holding periods are urged to consult their tax advisors regarding the application of the rules related to redemptions.

Gain or Loss on Redemption Treated as Sale of MAC Common Stock. If the redemption qualifies as a sale of MAC Common Stock for U.S. federal income tax purposes, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the MAC Common Stock redeemed. A U.S. holder’s adjusted tax basis in its MAC Common Stock generally will equal the U.S. holder’s purchase price allocated to such MAC Common Stock, less any prior distributions paid to such U.S. holder that were treated as a return of capital for U.S. federal income tax purposes. Any such capital gain or loss recognized with respect to a redemption may be long-term capital gain or loss if the U.S. holder held such MAC Common Stock for more than one year. It is unclear, however, whether the redemption rights with respect to the MAC Common Stock may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the MAC Common Stock is suspended, then the holding period of such shares may not be considered to begin until the date of such redemption, and non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any such capital gain or loss recognized with respect to a redemption would be subject to short-term capital gain or loss treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of MAC Common Stock for U.S. federal income tax purposes, a U.S. holder generally will be treated as receiving a distribution of cash from MAC. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from MAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of MAC’s current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its MAC Common Stock. Any remaining excess generally will be treated as gain realized on the sale of the MAC Common Stock and will be treated as described under “— Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Gain or Loss on Redemption Treated as Sale of MAC Common Stock” above.

Provided that certain holding period requirements are met, dividends MAC pays to a U.S. holder that is a corporation for U.S. federal income tax purposes may qualify for the dividends received deduction. Such dividends also may be subject to the “extraordinary dividends” provisions of the Code, which could cause a reduction in the tax basis of such corporate U.S. holder’s shares and cause such U.S. holder to recognize capital gain. Provided that certain holding period requirements are met, and with certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends MAC pays to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at preferential long-term capital gains rates. It is unclear whether the redemption rights with respect to the MAC Common Stock may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and may have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. holders should consult with their own tax advisors regarding its applicable holding period for these purposes.

Information Reporting and Backup Withholding. Payments received by a U.S. holder as a result of the redemption of MAC Common Stock may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding, at a current rate of 24%, may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status, has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn), or otherwise fails to make the required certifications (generally on an IRS Form W-9) or establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund of any excess amounts withheld, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Tax Characterization of Redemption. The U.S. federal income tax characterization of the exercise of redemption rights by a Non-U.S. holder with respect to its MAC Common Stock pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of MAC Stockholders — Redemption Rights” generally will correspond to the characterization of the exercise of redemption rights by a U.S. holder with respect to its MAC Common Stock, as described under “— Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Tax Characterization of Redemption” above. However, the consequences of such redemption to the Non-U.S. holder generally will differ from the consequences for U.S. holders, as described below. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s MAC Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Gain on Redemption Treated as Sale of MAC Common Stock. Subject to the discussions of backup withholding and FATCA below, if the redemption qualifies as a sale of MAC Common Stock for U.S. federal income tax purposes with respect to a Non-U.S. holder, such Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the redemption of its MAC Common Stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, if required under an applicable income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

MAC is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held the MAC Common Stock, and, in the case where MAC stock is considered regularly traded on an established securities market for this purpose, the Non-U.S. holder has owned, directly or constructively, more than 5% of the MAC stock at any time within such period. There can be no assurance that MAC stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder with respect to the redemption of MAC Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, MAC believes that it is not, and has not been at any time since its formation, a U.S. real property holding corporation.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of MAC Common Stock for U.S. federal income tax purposes, a Non-U.S. holder will generally be treated as receiving a corporate distribution of cash from MAC. The determination of the extent to which such distribution will be treated as a dividend, return of capital, or gain realized on the sale of MAC Common Stock will generally be the same as for U.S. holders of MAC Common Stock, as described in “— Material U.S. Federal Income Tax Considerations of Redemption — U.S. Holders — Taxation of Redemption Treated as a Distribution” above.

In general, any distributions the Non-U.S. holder is treated as receiving as a result of a redemption, to the extent paid out of MAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Subject to the withholding requirements under Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder, collectively “FATCA,” and provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, withholding of tax from the gross amount of the dividend generally will be required at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Because it generally cannot be determined at the time of a distribution whether or not the distribution will exceed current and accumulated earnings and profits, withholding tax generally will apply on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. holder if it is subsequently determined that such distribution was, in fact, in excess of MAC’s current and accumulated earnings and profits.

Any distribution not constituting a dividend generally will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its MAC Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the MAC Common Stock, which generally will be treated as described under “— Material U.S. Federal Income Tax Considerations of Redemption — Non-U.S. Holders — Gain on Redemption Treated as Sale of MAC Common Stock” above.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required under an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder). Instead, the effectively connected dividends generally will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding. Any distributions paid to a Non-U.S. holder (including constructive distributions pursuant to a redemption of MAC Common Stock) generally will be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Any distributions paid to a Non-U.S. holder (including constructive distributions pursuant to a redemption of MAC Common Stock) generally will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds of the sale or other disposition by a Non-U.S. holder of MAC Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and/or certain other conditions are met.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding generally will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes.

FATCA generally imposes withholding of 30% on payments of dividends (including constructive dividends) on MAC stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed Treasury regulations (on which taxpayers may rely until final Treasury regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition of MAC stock. Jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of New MAC Common Stock and New MAC Warrants

U.S. Holders

Distributions on New MAC Common Stock. The gross amount of any distribution on shares of New MAC Common Stock that is made out of New MAC’s current or accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. holder. Any such dividends paid to corporate U.S. holders generally will qualify for a dividends received deduction (pursuant to which a portion of the dividend may be deducted) if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.

Non-corporate U.S. holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by New MAC on the New MAC Common Stock exceeds New MAC’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. holder’s shares of New MAC Common Stock, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Shares of New MAC Common Stock.”

Sale, Exchange, Redemption or Other Taxable Disposition of Shares of New MAC Common Stock and New MAC Warrants. A U.S. holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of New MAC Common Stock or New MAC Warrants, including on a redemption that is treated as a sale or exchange under Section 302 of the Code, in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in such New MAC Common Stock or New MAC Warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of New MAC Common Stock or New MAC Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the New MAC Common Stock or New MAC Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains recognized by non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of New MAC Common Stock or New MAC Warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of New MAC Warrants. Except as discussed below with respect to the cashless exercise of a New MAC Warrant, a U.S. holder generally will not recognize taxable gain or loss on the exercise of a New MAC Warrant. The U.S. holder’s tax basis in the New MAC Common Stock received upon exercise of a New MAC Warrant generally will be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the New MAC Warrant and the exercise price of such New MAC Warrant. It is unclear whether the U.S. holder’s holding period for the New MAC Common Stock received upon exercise of the New MAC Warrants will begin on the date following the date of exercise or on the date of exercise of the New MAC Warrants; in either case, the holding period will not include the period during which the U.S. holder held the New MAC Warrants. If a New MAC Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the New MAC Warrant.

The tax consequences of a cashless exercise of a New MAC Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the New MAC Common Stock received would equal the holder’s basis in the New MAC Warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the New MAC Common Stock will commence on the date following the date of exercise or on the date of exercise of the New MAC Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the New MAC Common Stock would include the holding period of the New MAC Warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of New MAC Warrants having an aggregate fair market value equal to the exercise price for the total number of New MAC Warrants to be exercised, and the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New MAC Warrants deemed surrendered and the U.S. holder’s tax basis in such New MAC Warrants. In that case, a U.S. holder’s tax basis in the New MAC Common Stock received would equal the sum of the U.S. holder’s tax basis in the New MAC Warrants exercised and the exercise price of such New MAC Warrants. It is unclear whether a U.S. holder’s holding period for the New MAC Common Stock would commence on the date following the date of exercise or on the date of exercise of the New MAC Warrants; in either case, the holding period would not include the period during which the U.S. holder held the New MAC Warrants. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the New MAC Common Stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Information Reporting and Backup Withholding. New MAC generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions it pays to such holder on such holder’s New MAC Common Stock and the amount of tax, if any, withheld with respect to those distributions. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of New MAC Common Stock or New MAC Warrants. In addition, certain information concerning a U.S. holder’s adjusted tax basis in its New MAC Common Stock or New MAC Warrants and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to cash distributions made on New MAC Common Stock to, and the proceeds from sales and other dispositions of New MAC Common Stock or New MAC Warrants by, a U.S. holder (other than an exempt recipient) who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Non-U.S. Holders

Distributions on New MAC Common Stock. Distributions of cash or property to a Non-U.S. holder in respect of New MAC Common Stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New MAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New MAC’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. holder’s adjusted tax basis in the New MAC Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New MAC Common Stock or New MAC Warrants.”

Dividends paid to a Non-U.S. holder of New MAC Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder of New MAC Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of New MAC Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. A Non-U.S. holder of New MAC Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of New MAC Common Stock or New MAC Warrants. Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. holder on the taxable disposition of New MAC Common Stock or New MAC Warrants (including on a redemption that is treated as a sale or exchange under Section 302 of the Code) generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. holder); or

•

New MAC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. holder’s holding period for such securities disposed of, and either (A) shares of New MAC Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. holder’s holding period more than 5% of the outstanding shares of New MAC Common Stock or New MAC Warrants. There can be no assurance that New MAC Common Stock will be treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to New MAC Common Stock or the New MAC Warrants, including how a Non-U.S. holder’s ownership of New MAC Warrants impacts the 5% threshold determination with respect to New MAC Common Stock. In addition, special rules may apply in the case of a disposition of New MAC Warrants if New MAC Common Stock is considered to be regularly traded, but New MAC Warrants are not considered to be regularly traded.

If a Non-U.S. holder falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, if such Non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments. If the second bullet point immediately above applies to a Non-U.S. holder, gain recognized by such Non-U.S. holder on the sale, exchange or other disposition of New MAC Common Stock or New MAC Warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New MAC Common Stock or New MAC Warrants from a Non-U.S. holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New MAC does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New MAC is or will be a U.S. real property holding corporation with respect to a Non-U.S. holder following the Business Combination or at any future time.

Exercise or Lapse of New MAC Warrant. The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a New MAC Warrant or the lapse of a New MAC Warrant held by a Non-U.S. holder for cash generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a New MAC Warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of New MAC Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “— Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of New MAC Common Stock or New MAC Warrants” for a Non-U.S. holder’s gain on the sale or other disposition of New MAC Warrants.

Information Reporting and Backup Withholding. New MAC generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions it pays to such holder on such holder’s New MAC Common Stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting may also be required with respect to proceeds from the sales and other dispositions of New MAC Common Stock or New MAC Warrants.

A Non-U.S. holder may have to comply with certification procedures to establish that is not a United States person to eliminate the requirement for information reporting and backup withholding, which generally requires providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a Non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Possible Constructive Distributions. The terms of each New MAC Warrant provide for an adjustment to the number of shares of New MAC Common Stock for which the New MAC Warrant may be exercised or to the exercise price of the New MAC Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, Non-U.S. holders of New MAC Warrants would be treated as receiving a constructive distribution from New MAC if, for example, the adjustment to the number of such shares or to such exercise price increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of New MAC Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the New MAC Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of New MAC Common Stock or as a result of the issuance of a stock dividend to holders of shares of New MAC Common Stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to U.S. federal income tax (including any applicable withholding) as if the Non-U.S. holder received a cash distribution from New MAC equal to the fair market value of such increased interest resulting from the adjustment. This withholding tax will be imposed, even though there is no corresponding cash distribution, and a withholding agent may fund the withholding taxes from other assets of the applicable holder that are in its custody.

FATCA. FATCA generally imposes withholding of 30% on payments of dividends (including constructive dividends) on New MAC Common Stock and New MAC Warrants to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed Treasury regulations (on which taxpayers may rely until final Treasury regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition of New MAC Common Stock or New MAC Warrants. Jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

LEGAL MATTERS

Certain legal matters relating to the validity of the New MAC Common Stock, the New MAC Warrants and the shares of New MAC Common Stock issuable upon exercise of New MAC Warrants to be issued hereunder will be passed upon for us by Paul Hastings LLP.

EXPERTS

The consolidated financial statements of DePalma Acquisition I LLC and DePalma Acquisition II LLC at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this proxy statement/prospectus, have been audited by Ernst & Young Ltd., independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Marblegate Acquisition Corp. as of December 31, 2022 and 2021 and for the years then ended included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, MAC and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, MAC will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request delivery of single copies of the proxy statement/prospectus in the future. Stockholders may notify MAC of their requests by calling or writing Marblegate Acquisition Corp. at its principal executive offices at (914) 415-4081 and 411 Theodore Fremd Avenue, Suite 206S, Rye, New York 10580. Following the Business Combination, such requests should be made by calling or writing to Marblegate Capital Corporation at its principal executive offices at ([●]) [●]-[●] and [●].

WHERE YOU CAN FIND MORE INFORMATION

New MAC has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to New MAC and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of MAC’s or DePalma’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New MAC will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read New MAC’s and MAC’s SEC filings, including New MAC’s registration statement over the internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to MAC has been supplied by MAC, and all such information relating to DePalma I and DePalma II has been supplied by DePalma. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing MAC’s proxy solicitation agent at the following address, telephone number and email:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA98198

Attn: Karen Smith

Toll Free: 1-877-870-8565

Collect: 1-206-870-8565

Email: ksmith@advantageproxy.com

If you are a MAC stockholder and would like to request documents, please do so by    , 2024, to receive them before the Special Meeting. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.

None of MAC, New MAC or DePalma has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Marblegate Acquisition Corp.

Unaudited Financial Statements of Marblegate Acquisition Corp as of the nine months ended September 30, 2023

Audited Financial Statements of Marblegate Acquisition Corp. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

DePalma Acquisition I LLC

Unaudited Consolidated Financial Statements of DePalma Acquisition I, LLC as of the nine months ended September 30, 2023

Audited Consolidated Financial Statements of DePalma Acquisition I LLC as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

DePalma Acquisition II LLC

Unaudited Consolidated Financial Statements of DePalma Acquisition II LLC as of the nine months ended September 30, 2023

Audited Consolidated Financial Statements of DePalma Acquisition II LLC as of December 31, 2022 and 2021 (As Restated) and for the years ended December 31, 2022 and 2021 (As Restated)

MARBLEGATE ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$50,300	$568,355
Prepaid expenses	174,646	325,696

Total Current Assets	224,946	894,051
Marketable securities held in Trust Account	8,001,175	10,325,848

TOTAL ASSETS	$8,226,121	$11,219,899

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$435,875	$567,819
Income taxes payable	52,217	638,962
Excise taxes payable	25,151	—
Redemptions payable	—	—

Total Current Liabilities	513,243	1,206,781
Deferred legal fees	3,190,927	192,196
Working capital loan – related party	1,825,000	200,000
Warrant liability	31,850	16,380
Deferred underwriting fee payable	15,000,000	15,000,000

Total Liabilities	20,561,020	16,615,357

Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 766,064 and 1,010,391 shares at $10.37 and $10.28 per share redemption value as of September 30, 2023,and December 31, 2022, respectively	7,945,782	10,389,781
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 4,910,000 shares issued and outstanding (excluding 766,064 and 1,010,391 shares subject to possible redemption) as of September 30, 2023 and December 31, 2022, respectively	491	91
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,303,333 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	630	1,030
Additional paid-in capital	—	—
Accumulated deficit	(20,281,802)	(15,786,360)

Total Stockholders’ Deficit	(20,280,681)	(15,785,239)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,226,121	$11,219,899

The accompanying notes are an integral part of the unaudited condensed financial statements.

MARBLEGATE ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Formation and operational costs	$960,044	$247,674	$4,655,422	$725,539

Loss from operations	(960,044)	(247,674)	(4,655,422)	(725,539)
Other income (expense):
Change in fair value of warrant liability	(9,100)	68,250	(15,470)	241,150
Unrealized gain (loss) on marketable securities held in Trust Account	—	518,419	—	(2,827)
Interest earned on marketable securities held in Trust Account	103,460	840,083	331,985	1,664,415

Total other income, net	94,360	1,426,752	316,515	1,902,738
(Loss) Income before provision for income taxes	(865,684)	1,179,078	(4,338,907)	1,177,199
Provision for income taxes	(20,299)	(279,237)	(60,141)	(279,237)

Net (loss) income	$(885,983)	$899,841	$(4,399,048)	$897,962

Weighted average shares outstanding, Class A common stock	766,064	30,000,000	925,369	30,000,000

Basic and diluted net (loss) income per share, Class A common stock	$(0.07)	$0.02	$(0.36)	$0.02

Weighted average shares outstanding, Class B common stock and non-redeemable Class A common stock	11,213,333	11,213,333	11,213,333	11,213,333

Basic and diluted net (loss) income per share, Class B common stock and non-redeemable Class A common stock	$(0.07)	$0.02	$(0.36)	$0.02

The accompanying notes are an integral part of the unaudited condensed financial statements.

MARBLEGATE ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	910,000	$91	10,303,333	$1,030	$—	$(15,786,360)	$(15,785,239)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	—	(61,616)	(61,616)
Net loss	—	—	—	—	—	(2,482,203)	(2,482,203)

Balance – March 31, 2023	910,000	91	10,303,333	1,030	—	(18,330,179)	(18,329,058)
Conversion of Class B common stock to Class A common stock	4,000,000	400	(4,000,000)	(400)	—	—	—
Recognition of excise tax liability on stock redemptions	—	—	—	—	—	(25,153)	(25,153)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	—	(8,202)	(8,202)
Net loss	—	—	—	—	—	(1,030,862)	(1,030,862)

Balance – June 30, 2023	4,910,000	491	6,303,333	630	—	(19,394,396)	(19,393,275)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	—	(1,423)	(1,423)
Net loss	—	—	—	—	—	(885,983)	(885,983)

Balance – September 30, 2023	4,910,000	$491	6,303,333	$630	$—	$(20,281,802)	$(20,280,681)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	910,000	$91	10,303,333	$1,030	$—	$(14,617,552)	$(14,616,431)
Net loss	—	—	—	—	—	(145,550)	(145,550)

Balance – March 31, 2022	910,000	91	10,303,333	1,030	—	(14,763,102)	(14,761,981)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	—	(16,277)	(16,277)
Net income	—	—	—	—	—	143,671	143,671

Balance – June 30, 2022	910,000	91	10,303,333	1,030	—	(14,635,708)	(14,634,587)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	—	(1,028,551)	(1,028,551)
Net income	—	—	—	—	—	899,841	899,841

Balance – September 30, 2022	910,000	$91	10,303,333	$1,030	$—	$(14,764,418)	$(14,763,297)

The accompanying notes are an integral part of the unaudited condensed financial statements.

MARBLEGATE ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(4,399,048)	$897,962
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(331,985)	(1,664,415)
Unrealized loss on marketable securities held in Trust Account	—	2,827
Change in fair value of warrant liabilities	15,470	(241,150)
Changes in operating assets and liabilities:
Prepaid expenses	151,050	9,789
Other assets	—	237,900
Accounts payable and accrued expenses	(131,946)	(67,292)
Deferred legal fee	2,998,731	—
Income taxes payable	(586,745)	279,237

Net cash used in operating activities	(2,284,473)	(545,142)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise and income taxes	141,418	—
Cash withdrawn from Trust Account in connection with redemption	2,515,240	—

Net cash provided by investing activities	2,656,658	—

Cash Flows from Financing Activities:
Proceeds from convertible promissory note—related party	1,625,000	200,000
Redemption of common stock	(2,515,240)	—

Net cash (used in) provided by financing activities	(890,240)	200,000

Net Change in Cash	(518,055)	(345,142)
Cash – Beginning of period	568,355	380,160

Cash – End of period	$50,300	$35,018

Non-Cash investing and financing activities:
Cash paid for income taxes	$646,886	$—

Remeasurement for Class A common stock to redemption amount	$71,241	$1,044,828

The accompanying notes are an integral part of the unaudited condensed financial statements.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Marblegate Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on December 10, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2023, the Company had not yet commenced any operations. All activity through September 30, 2023 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target Company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering (the “IPO Registration Statement”) was declared effective on September 30, 2021. On October 5, 2021, the Company consummated the Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $300,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 910,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Marblegate Acquisition LLC (the “Sponsor”) and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $9,100,000, which is described in Note 4.

Transaction costs amounted to $42,630,587, consisting of $6,000,000 of underwriting fees, net of reimbursement, $15,000,000 of deferred underwriting fees, $1,015,137 of other offering costs (including $509,600 for the fair value of the private warrants included in the Private Placement Units, and $505,537 of offering costs) and $20,615,450 for the fair value of the Founder Shares attributable to certain anchor investors (see Note 5).

Following the closing of the Initial Public Offering on October 5, 2021, an amount of $301,500,000 ($10.05 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), located in the United States and held in cash items or invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.05 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (as amended, the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period (as defined below) and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

On December 7, 2022, the Company filed an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “First Extension Amendment”). The First Extension Amendment extended the date by which the Company must consummate its initial business combination from January 5, 2023, to July 5, 2023, or such earlier date as determined by the Company’s board of directors.

On June 27, 2023, the Company filed a second amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Second Extension Amendment”). The Second Extension Amendment extends the date by which the Company must consummate its initial business combination for an additional six (6) months, from July 5, 2023 to January 5, 2024, or such earlier date as determined by the Company’s board of directors.

On June 28 2023, in connection with the Second Extension Amendment, the Sponsor converted 4,000,000 shares of Class B common stock into 4,000,000 shares of Class A common stock (the “Founder Conversion”), which represented 40% of the outstanding shares of the Company’s Class A common stock as of the date of the conversion.

On July 19, 2023, the Company received a written notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the preceding 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the $15 million minimum requirement for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Deficiency”).

On August 2, 2023, the Staff approved the Company’s application to list its units, Class A common stock, par value $0.0001 per share, and warrants on The Nasdaq Capital Market. The Company’s securities were transferred to The Nasdaq Capital Market at the opening of business on August 8, 2023.

On August 8, 2023, the Company received a written notice from the Staff notifying the Company that, because the Company has phased down its securities to The Nasdaq Capital Market, the Staff has determined that for the last 10 consecutive business days, the Company’s minimum MVPHS has been $1,000,000 or greater. Accordingly, the Company has regained compliance with the rule and the Staff indicated that the MVPHS Deficiency has been cured.

As previously disclosed by the Company, on June 5, 2023, the Company received a written notice from the Staff indicating that the Company is not in compliance with Nasdaq Listing Rule 5450(a)(2) (the “Minimum Total Holders Rule”), which requires the Company to have at least 400 total holders for continued listing on The Nasdaq Global Market. On August 2, 2023, the Company received a written notice from the Staff notifying the Company that, based on the materials submitted by the Company in connection with its application to transfer its listing to The Nasdaq Capital Market, the Staff has determined that the Company has regained compliance with the Minimum Total Holders Rule for The Nasdaq Global Market set forth in Listing Rule 5450(a)(2). Accordingly, the Staff indicated that the matter has been closed.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

As previously disclosed by the Company, on March 31, 2023, the Company received a written notice from the Staff indicating that we are no longer in compliance with the minimum market value of listed shares (“MVLS”) of $50 million for continued listing on The Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(b)(2)(A). On August 8, 2023, the Company received a written from the Staff notifying the Company that, because the Company has phased down its securities to The Nasdaq Capital Market, the Staff has determined that for the last 10 consecutive business days, the Company’s minimum MVLS has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the rule and the Staff indicated that the matter has been closed.

The prior non-compliance notices received by the Company relating to its listing on The Nasdaq Global Market are deemed to be resolved as a result of the Company’s transfer of its publicly-listed securities to The Nasdaq Capital Market.

If the Company is unable to complete a Business Combination within the Combination Period, including all available extensions, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor and Cantor have agreed to waive their liquidation rights with respect to the Founder Shares and the shares of Class A common stock underlying the Private Placement Units (the “Private Placement Shares”) if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.05.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The anchor investors will not be entitled to (i) redemption rights with respect to any Founder Shares held by them in connection with the completion of the initial Business Combination, (ii) redemption rights with respect to any Founder Shares held by them in connection with a stockholder vote to amend the Amended and Restated Certificate of Incorporation in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period).

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1,2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The Company will not use, now or in the future, any funds in the Trust Account, including any interest thereon, to pay for any excise tax imposed under the Inflation Reduction Act of 2022. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Going Concern

As of September 30, 2023, the Company had $50,300 in its operating bank account, $8,001,175 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and an adjusted working capital deficit of $235,880 which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account. As of September 30, 2023, $331,985 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

During the nine months ended September 30, 2023, the Company withdrew of $141,418 of interest income from the Trust Account to pay franchise and income taxes and $2,515,240 in connection with redemptions.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for structuring, negotiating and consummating the Business Combination and/or any other related activities.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs (“Working Capital Loans”). Accordingly, the Company may not be able to obtain additional financing. In instances of working capital deficits, the Sponsor has agreed to fund cash shortfalls up to $600,000. On June 30, 2022, the Company issued a promissory note to a member of the Sponsor for a working capital loan for which the Company may borrow up to an aggregate amount of $600,000 (see Note 5). On February 13, 2023, the Company issued the February 2023 Note (as defined in Note 5) to the Sponsor in the amount of $1,100,000. On July 20, 2023, the Company issued a promissory note in the principal amount of up to $500,000 to Marblegate SOMF (the “July 2023 Note” as defined in Note 5). If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. As of September 30, 2023 and December 31, 2022, $1,825,000 and $200,000 are outstanding on the Working Capital Loans, respectively.

The Company has incurred significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until January 5, 2024 (or such earlier date as determined by the Company’s board of

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

directors), to consummate a Business Combination (the “Combination Period”). It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension has not been requested by the Sponsor and approved by the Company’s stockholders, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity issue and the mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be required to liquidate after January 5, 2024 (or such earlier date as determined by the Company’s board of directors). The Company intends to continue to seek to complete a Business Combination, such as the DePalma Business Combination, before the mandatory liquidation date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated by the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report onForm10-Kfor the year ended December 31, 2022, as filed with the SEC on April 3, 2023 (the “2022 Annual Report”). The interim results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed unaudited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of September 30, 2023 and December 31, 2022.

Marketable Securities Held in Trust Account

At September 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds and U.S. Treasury bills, respectively.

All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on marketable securities held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that is either within the control

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ deficit. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the special meeting of stockholders held by the Company on December 2, 2022, stockholders holding 28,989,609 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $293.5 million (approximately $10.12 per share) was removed from the Trust Account to pay such holders.

In connection with the special meeting of stockholders held by the Company on June 27, 2023. Stockholders holding 244,327 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, approximately $2.5 million (approximately $10.29 per share) was removed from the Trust Account to pay such holders. Following these redemptions, the Company had 766,064 Public Shares outstanding.

Accordingly, at September 30, 2023 and December 31, 2022, 766,064 and 1,010,391 Class A common stock subject to possible redemption is presented at $10.37 and $10.28 redemption value as temporary equity, respectively, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

At September 30, 2023 and December 31, 2022, the Class A common stock reflected in the balance sheets is reconciled in the following table:

Gross proceeds	$300,000,000
Less:
Proceeds allocated to Public Warrants	(15,600,000)
Class A common stock issuance costs	(21,504,526)
Redemption of Class A common stock	(293,509,365)
Plus:
Remeasurement of carrying value to redemption value	41,003,672

Class A common stock subject to possible redemption at December 31, 2022	10,389,781
Plus:
Remeasurement of carrying value to redemption value	61,616

Class A common stock subject to possible redemption at March 31, 2023	10,451,397
Less:
Redemption of Class A common stock	(2,515,240)
Plus:
Remeasurement of carrying value to redemption value	8,202

Class A common stock subject to possible redemption at June 30, 2023	7,944,359
Plus:
Remeasurement of carrying value to redemption value	1,423

Class A common stock subject to possible redemption at September 30, 2023	$7,945,782

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Offering Costs

The Company complied with the requirements of FASBASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering.” Offering costs consisted of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses. Offering costs associated with the Public Shares were charged to stockholders’ deficit upon the completion of the Initial Public Offering. Offering costs amounted to $42,630,587, of which $42,588,262 were charged to stockholders’ deficit upon the completion of the Initial Public Offering (inclusive of the $20,615,450 for the fair value of the Founder Shares attributable to certain anchor investors (see Note 5) and $41,314 were expensed to the statements of operation. Offering costs of $1,011 allocated to the Private Placement Warrants were expensed to the statements of operations.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC740-270-25-2requires that an annual effective tax rate be determined, and such annual effective tax rate applied to year-to-date income in interim periods under ASC740-270-30-5.The Company’s effective tax rate was (2.34%) and 23.68% for the three months ended September 30, 2023 and 2022, respectively, and (1.39%) and 23.72% for the nine months ended September 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory rate of 21% for the three and nine months ended September 30, 2023 and 2022, primarily due to permanent differences related to changes in fair value in warrant liability, business acquisition expenses and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation and may be examined by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 15,455,000 Class A common stock in the aggregate. As of September 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income common stock is the same as basic net (loss) income per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net (loss) income per share of common stock (in dollars, except per share amounts):

	For the Three Months Ended September 30,
	2023		2022
	Class A	Class B and non-redeemable Class A	Class A	Class B
Basic and diluted net (loss) income per share of common stock
Numerator:
Allocation of net (loss) income, as adjusted	$(56,657)	$(829,326)	$655,012	$244,829
Denominator:
Basic and diluted weighted average shares outstanding	766,064	11,213,333	30,000,000	11,213,333

Basic and diluted net (loss) income per share of common stock	$(0.07)	$(0.07)	$0.02	$0.02

	For the Nine Months Ended September 30,
	2023		2022
	Class A	Class B and non-redeemable Class A	Class A	Class B
Basic and diluted net (loss) income per share of common stock
Numerator:
Allocation of net (loss) income, as adjusted	$(335,352)	$(4,063,696)	$653,644	$244,318
Denominator:
Basic and diluted weighted average shares outstanding	925,369	11,213,333	30,000,000	11,213,333

Basic and diluted net (loss) income per share of common stock	$(0.36)	$(0.36)	$0.02	$0.02

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the warrant liabilities (see Note 9.)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operation. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instruments is required within 12 months of the balance sheet date.

Warrant Liabilities

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC Topic 815 whereby under that provision the warrants that do not meet the criteria for equity treatment must be recorded as a liability. Accordingly, the Company evaluated and will classify the warrants included in the Private Placement Units (the “Private Placement Warrants”) under liability treatment at its fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Private Placement Warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statements of operations.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering consummated on October 5, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 910,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $9,100,000, in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one-half of one warrant. Each whole warrant is exercisable to purchase one Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 15, 2021, in consideration for the payment of certain of the Company’s offering costs, the Company applied $25,000 of outstanding advances from the Sponsor towards the issuance of 8,625,000 shares of the Company’s Class B common stock. In September 2021, the Company effected a stock dividend of 0.3694 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding 11,810,833 Founder Shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 1,507,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the holders of the Founder Shares will collectively own, on an as-converted basis, 25% of the Company’s issued and outstanding shares after the Initial Public Offering (including the Private Placement Shares). As a result of the underwriter’s option not to exercise its over-allotment option, a total of 1,507,500 Founder Shares were forfeited.

The holders of the Founder Shares have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of our initial

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Business Combination or (B) subsequent to our initial Business Combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-tradingday period commencing at least 150 days after our initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In connection with the closing of the Initial Public Offering, the Sponsor sold 2,473,864 Founder Shares to certain anchor investors at their original purchase price. The Company estimated the aggregate fair value of the Founder Shares attributable to the anchor investors to be $20,656,764, or $8.35 per share. The fair value of the Founder Shares were valued using a binomial/lattice model. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to the total proceeds received. Offering costs related to the Founder Shares amounted to $20,656,764, of which $20,615,450 was charged to stockholders’ deficit upon the completion of the Initial Public Offering and $41,314 was expensed to the statements of operation and included in transaction costs attributable to warrant liabilities.

On October 5, 2021, upon the closing of the Initial Public Offering, the Sponsor sold membership interests to each of four directors of the Company. The membership interests entitle each director to 25,000 Founder Shares, for an aggregate of 100,000 shares, to be transferred to the directors if a Business Combination is consummated. The total consideration paid for these membership interests was $200. Three of the directors were also part of the Sponsor group and invested $409,929 for their pro-rata share of the Sponsor contribution for Founder Shares and Private Placement Units. Each Founder Share will automatically convert to one share of Class A common stock upon consummation of a Business Combination. The Sponsor will retain all voting and dispositive power over all Founder Shares until the consummation of the Business Combination, after which the Sponsor will distribute to each holder of the membership interests its share of the Founder Shares, subject to applicable lock-up restrictions.

The sale of the membership interests to the Company’s directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 100,000 shares granted to the Company’s directors was $835,000 or $8.35 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of September 30, 2023, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founder Shares multiplied by the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

Promissory Note – Related Party

On January 15, 2021, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of September 30, 2021 or the completion of the Initial Public Offering. The outstanding loan of $186,819 was repaid at the time of the Initial Public Offering.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

On March 27, 2022, the Sponsor signed a commitment letter stating that in instances of cash shortfalls, the Sponsor agreed to provide support of up to $600,000 to enable the Company to continue its operations and meet its potential obligations. On June 30, 2022, the Company issued a promissory note to Marblegate Special Opportunities Master Fund, L.P., a member of the Sponsor (“Marblegate SOMF”), for a Working Capital Loan for which the Company may borrow up to the principal sum of $600,000 (the “2022 Note”). The 2022 Note bears no interest and is due and payable upon the earlier of (i) the date on which the Company consummates its initial business combination or (ii) the date that the winding up of the Maker is effective. At the option of the payee (“Payee”), at any time prior to payment in full of the principal balance of the note, the Payee may elect to convert up to $600,000 of the unpaid principal balance of the note into that number of shares of Class A common stock of the Company (the “Conversion Shares”), equal to (x) the portion of the principal amount of the note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares shall be identical to the shares of Class A common stock included in the units issued in the Private Placement. On July 1, 2022, the Company borrowed $200,000 under the promissory note for the Working Capital Loan. As of September 30, 2023 and December 31, 2022, there were $600,000 and $200,000 outstanding balances under the 2022 Note.

On February 13, 2023, the Company issued a promissory note in the principal amount of up to $1,100,000 to Marblegate SOMF (the “February 2023 Note”). The February 2023 Note was issued in connection with advances Marblegate SOMF has made, and may make in the future, to the Company for working capital expenses. The February 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Marblegate SOMF, all or a portion of the unpaid principal amount of the February 2023 Note may be converted into shares of Class A common stock of the Company (the “Conversion Shares”), equal to: (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of Class A common stock included in the units issued by the Company to its sponsor and the representative of the underwriters in a private placement in connection with the Company’s initial public offering. The Conversion Shares are entitled to the registration rights set forth in the February 2023 Note. As of September 30, 2023, there was $1,100,000 outstanding balances under the February 2023 Note.

On July 20, 2023, the Company issued a promissory note in the principal amount of up to $500,000 to Marblegate SOMF (the “July 2023 Note”). The July 2023 Note was issued in connection with advances Marblegate SOMF has made, and may make in the future, to the Company for working capital expenses. The July 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of Marblegate SOMF, all or a portion of the unpaid principal amount of the July 2023 Note may be converted into shares of Class A common stock of the Company (the “Conversion Shares”), equal to: (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of Class A common stock included in the units issued by the Company to its sponsor and the representative of the underwriters in a private placement in connection with the Company’s initial public offering. The Conversion Shares are entitled to the registration rights set forth in the July 2023 Note. As of September 30, 2023, there was $125,000 outstanding balance under the July 2023 Note.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 30, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total not to

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

exceed $10,000 per month for administrative and support services. For the three and nine months ended September 30, 2023, the Company incurred $30,000 and $90,000 in fees for these services, respectively, which fees are included in accrued expenses in the accompanying condensed balance sheets. For the three and nine months ended September 30, 2022, the Company incurred $30,000 and $90,000 in fees for these services, respectively, which fees are included in accrued expenses in the accompanying condensed balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on September 30, 2021, the holders of the Founder Shares, the Private Placement Units (and the securities contained therein), and the units that may be issued upon conversion of Working Capital Loans (and the securities contained therein) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding anything to the contrary, Cantor may only make a demand on one occasion and only during the 5-year period beginning on the effective date of the IPO Registration Statement. In addition, Cantor may participate in a “piggy-back” registration only during the 7-year period beginning on the effective date of the IPO Registration Statement. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

At the time of the IPO the Company granted the underwriters a 45-day option to purchase up to 4,500,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. As a result of the underwriters’ election not to exercise their over-allotment, the 4,500,000 Units were not purchased.

The underwriters were entitled to a deferred fee of 5.0% of the gross proceeds of the 30,000,000 Units sold in the Initial Public Offering, or $15,000,000.

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

On August 11, 2023, the Company entered into a fee reduction agreement with the underwriters whereby the underwriters have agreed to forfeit $12,000,000 of the aggregate $15,000,0000 deferred fee contingent upon the consummation of the DePalma Business Combination (as described below). The reduced deferred fee of $3,000,000 shall be payable on the consummation of the De Palma Business Combination, as contemplated by the underwriting agreement. If the contemplated DePalma Business Combination is not completed, and the Company enters into another business combination, the deferred underwriting fee due would then revert to the original amount of $15,000,000.

Business Combination Agreement

On February 14, 2023, the Company entered into a business combination agreement (as it may be amended or restated from time to time, the “DePalma Business Combination Agreement”), with Marblegate Asset Management, LLC, a Delaware limited liability company (“Marblegate”), Marblegate Capital Corporation, a Delaware corporation (“New MAC”), MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and together with DePalma I, “DePalma”), pursuant to which the Company agreed to combine with DePalma in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected to trade on the Nasdaq Global Market (the “DePalma Business Combination”).

NOTE 7. PRIVATE WARRANTS

As of September 30, 2023 and December 31, 2022, there are 455,000 outstanding Private Placement Warrants. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. STOCKHOLDERS’ DEFICIT

Preferred Stock—The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At September 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue up to 200,000,000 shares of Class A common stock, $0.0001 par value. Holders of the Company’s Class A common stock are entitled to one vote for each share. On June 28, 2023, the Sponsor converted 4,000,000 shares of Class B common stock into 4,000,000 shares of Class A common stock, which represents 40% of the outstanding shares of the Company’s Class A common stock. At September 30, 2023 and December 31, 2022, there were 4,910,000 and 910,000 shares of Class A common stock issued and outstanding, excluding 766,064 and 1,010,391 shares of Class A common stock subject to possible redemption and presented as temporary equity, respectively.

Class B Common Stock—The Company is authorized to issue up to 20,000,000 shares of Class B common stock, $0.0001 par value. Holders of the Company’s Class B common stock are entitled to one vote for each

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

share. At September 30, 2023 and December 31, 2022, there were 6,303,333 and 10,303,333 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of our Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of all shares of common stock issued and outstanding upon the completion of the Initial Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company.

Public Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of a Business Combination, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of a Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the company fails to have maintained an effective registration statement covering the issuance of the shares of

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

Class A common stock issuable upon exercise of the warrants, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Company will not redeem the warrants unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. The Company will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by the Company in this Initial Public Offering.

Redemption of Warrants When the Price per share of Class A common stock Equals or Exceeds $18.00—Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the shares of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends to the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the warrants for redemption, its management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis.

The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

issuance to the Sponsor or its affiliates, without taking into account any Founder Shares or Private Placement Units (or underlying securities) held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2023		December 31, 2022
	Level	Amount	Level	Amount
Assets:
Marketable securities held in Trust Account	1	$8,001,175	1	$10,325,848
Liabilities:
Warrant Liability – Private Placement Warrants	3	$31,850	3	$16,380

The Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statements of operations.

The Private Placement Warrants were valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the common stock. The expected volatility as of the closing date of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target.

The following table provides quantitative information regarding Level 3 fair value measurements:

	September 30, 2023	December 31, 2022
Stock price	$10.44	$9.96
Exercise price	$11.50	$11.50
Expected term (in years)	0.35	0.59
Volatility	28.5%	32.00%
Risk-free rate	n/a	5.60%
Dividend yield	0.0%	0.00%

MARBLEGATE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

(Unaudited)

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Warrant Liabilities
Fair value as of December 31, 2022	$16,380
Change in fair value	42,770

Fair value as of March 31, 2023	$59,150
Change in fair value	(36,400)

Fair value as of June 30, 2023	$22,750
Change in fair value	9,100

Fair value as of September 30, 2023	$31,850

Warrant Liabilities
Fair value as of December 31, 2021	$250,250
Change in fair value	(54,600)

Fair value as of March 31, 2022	$195,650
Change in fair value	(118,300)

Fair value as of June 30, 2022	$77,350
Change in fair value	(68,250)

Fair value as of September 30, 2022	$9,100

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the period ended September 30, 2023.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Marblegate Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Marblegate Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022, are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Los Angeles, CA

March 31, 2023

PCAOB ID Number 688

MARBLEGATE ACQUISITION CORP.

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets
Cash	$568,355	$380,160
Prepaid expenses	325,696	344,281

Total Current Assets	894,051	724,441
Other assets	—	237,900
Marketable securities held in Trust Account	10,325,848	301,518,928

TOTAL ASSETS	$11,219,899	$302,481,269

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$567,819	$347,450
Income taxes payable	638,962	—

Total Current Liabilities	1,206,781	347,450
Deferred legal fees	192,196
Working capital loan – related party	200,000	—
Warrant liability	16,380	250,250
Deferred underwriting fee payable	15,000,000	15,000,000

Total Liabilities	16,615,357	15,597,700

Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 1,010,391 and 30,000,000 shares at $10.28 and $10.05 per share redemption value as of December 31, 2022 and 2021, respectively	10,389,781	301,500,000
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 910,000 shares issued and outstanding (excluding 1,010,391 and 30,000,000 shares subject to possible redemption) as of December 31, 2022 and 2021	91	91
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 10,303,333 shares issued and outstanding as of December 31, 2022 and 2021	1,030	1,030
Additional paid-in capital	—	—
Accumulated deficit	(15,786,360)	(14,617,552)

Total Stockholders’ Deficit	(15,785,239)	(14,616,431)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$11,219,899	$302,481,269

The accompanying notes are an integral part of the financial statements.

MARBLEGATE ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2022	2021
Operating and formation costs	$1,670,335	$503,572

Loss from operations	(1,670,335)	(503,572)
Other income (expense):
Change in fair value of warrant liabilities	233,870	259,350
Unrealized loss on marketable securities held in Trust Account	—	(16,895)
Interest income on marketable securities held in Trust Account	3,305,765	35,823
Transaction costs associated with the Initial Public Offering	—	(42,344)

Total other income, net	3,539,635	235,934

Income (Loss) before provision for income taxes	1,869,300	(267,638)
Provision for income taxes	(638,962)	—

Net income (loss)	$1,230,338	$(267,638)

Basic and diluted weighted average shares outstanding, Class A common stock	27,696,716	7,457,143

Basic and diluted net income (loss) per common share, Class A common stock	$0.03	$(0.01)

Basic and diluted weighted average shares outstanding, Class B common stock and non-redeemable Class A common stock	11,213,333	10,529,533

Basic and diluted net income (loss) per common share, Class B common stock and non-redeemable Class A common stock	$0.03	$(0.01)

The accompanying notes are an integral part of the financial statements.

MARBLEGATE ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	—	$—	$—	$(1,000)	$(1,000)
Issuance of Class B common stock to Sponsor	—	—	11,810,833	1,181	23,819	—	25,000
Accretion for Class A common stock to redemption amount	—	—	—	—	(24,255,612)	(14,348,914)	(38,604,526)
Sale of 910,000 Private Placement Units	910,000	91	—	—	9,099,909	—	9,100,000
Proceeds received in excess of fair value of 455,000 Private Placement Warrants, net of offering costs	—	—	—	—	(509,600)	—	(509,600)
Proceeds allocated to Public Warrants	—	—	—	—	15,600,000	—	15,600,000
Offering costs charged to operations allocated to anchor investors	—	—	—	—	41,333	—	41,333
Forfeiture of Founder Shares	—	—	(1,507,500)	(151)	151	—	—
Net loss	—	—	—	—	—	(267,638)	(267,638)

Balance – December 31, 2021	910,000	91	10,303,333	1,030	—	(14,617,552)	(14,616,431)
Accretion for Class A common stock to redemption amount	—	—	—	—	—	(2,399,146)	(2,399,146)
Net income	—	—	—	—	—	1,230,338	1,230,338

Balance – December 31, 2022	910,000	$91	10,303,333	$1,030	$—	$(15,786,360)	$(15,785,239)

The accompanying notes are an integral part of the financial statements.

MARBLEGATE ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$1,230,338	$(267,638)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,305,765)	(35,823)
Unrealized loss on marketable securities held in Trust Account	—	16,895
Transaction costs associated with the Initial Public Offering	—	42,344
Change in fair value of warrant liabilities	(233,870)	(259,350)
Changes in operating assets and liabilities:
Prepaid expenses	18,585	(344,281)
Other assets	237,900	(237,900)
Accrued expenses	220,369	346,450
Deferred legal fee	192,196
Income taxes payable	638,962	—

Net cash used in operating activities	(1,001,285)	(739,303)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(301,500,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	989,480	—
Cash withdrawn from Trust Account in connection with redemption	293,509,365	—

Net cash provided by (used in) investing activities	294,498,845	(301,500,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	294,000,000
Proceeds from sale of Private Placement Units	—	9,100,000
Repayment of advances from related party	—	(42,500)
Proceeds from promissory notes – related party	—	186,819
Repayment of promissory notes – related party	—	(186,819)
Proceeds from convertible promissory note – related party	200,000	—
Payment of offering costs	—	(463,037)
Redemption of common stock	(293,509,365)	—

Net cash (used in) provided by financing activities	(293,309,365)	302,619,463

Net Change in Cash	188,195	380,160
Cash – Beginning	380,160	—

Cash – Ending	$568,355	$380,160

Non-cash investing and financing activities:
Deferred underwriting fee payable	$—	$15,000,000

Accretion for Class A common stock subject to redemption amount	$2,399,062	$38,604,526

Initial classification of warrant liability	$—	$509,600

Initial classification of common stock subject to redemption	$—	$301,500,000

Offering costs charged to operations allocated to anchor investors	$—	$41,333

The accompanying notes are an integral part of the financial statements.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Marblegate Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on December 10, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not yet commenced any operations. All activity through December 31, 2022 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and identifying a target Company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on September 30, 2021. On October 5, 2021, the Company consummated the Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $300,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 910,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Marblegate Acquisition LLC (the “Sponsor”) and Cantor Fitzgerald & Co. (“Cantor”), generating gross proceeds of $9,100,000, which is described in Note 4.

Transaction costs amounted to $42,630,587, consisting of $6,000,000 of underwriting fees, net of reimbursement, $15,000,000 of deferred underwriting fees, $1,015,137 of other offering costs (including $509,600 for the fair value of the private warrants included in the Private Placement Units, and $505,537 of offering costs) and $20,615,450 for the fair value of the Founder Shares attributable to certain anchor investors (see Note 5).

Following the closing of the Initial Public Offering on October 5, 2021, an amount of $301,500,000 ($10.05 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”), located in the United States and held in cash items or invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (less any

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.05 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by January 5, 2024, unless further extended and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

On December 7, 2022, the Company filed an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Extension Amendment”). The Extension

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Amendment extends the date by which the Company must consummate its initial business combination from January 5, 2023, to July 5, 2023, or such earlier date as determined by the Company’s board of directors (the “Extension”).

As a result of the Extension Amendment, the Company has until July 5, 2023, to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, including all available extensions, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor and Cantor have agreed to waive their liquidation rights with respect to the Founder Shares and the shares of Class A common stock underlying the Private Placement Units (the “Private Placement Shares”) if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.05.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The anchor investors will not be entitled to (i) redemption rights with respect to any Founder Shares held by them in connection with the completion of the initial Business Combination, (ii) redemption rights with respect to any Founder Shares held by them in connection with a stockholder vote to amend the Amended and Restated Certificate of Incorporation in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period).

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and the search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Going Concern

As of December 31, 2022, the Company had $568,355 in its operating bank account, $10,325,848 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

common stock in connection therewith and an adjusted working capital of $326,232 which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account. As of December 31, 2022, $171,418 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

During the year ended December 31, 2022, the Company had withdrawn $989,480 of interest income from the Trust Account to pay franchise and income taxes and $293,509,365 in connection with the redemption of Public Shares associated with the Extension.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for structuring, negotiating and consummating the Business Combination and/or any other related activities.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs (“Working Capital Loans”). Accordingly, the Company may not be able to obtain additional financing. In instances of working capital deficits, the Sponsor has agreed to fund cash shortfalls up to $600,000. On June 30, 2022, the Company issued a promissory note to a member of the Sponsor for a working capital loan for which the Company may borrow up to an aggregate amount of $600,000 (See Note 5). As of December 31, 2022, $200,000 is outstanding on the working capital loan. On February 13, 2023, the Company issued the 2023 Note, an additional promissory note to the Sponsor in the amount of $1,100,000 (see Note 11). If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

The Company expects to incur significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 5, 2023, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension has not been requested by the Sponsor and approved by the Company’s stockholders, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity issue and the mandatory liquidation raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be required to liquidate after July 5, 2023. The Company intends to continue to search for and seek to complete a Business Combination before the mandatory liquidation date.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2022 and 2021.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Marketable Securities Held in Trust Account

At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds and U.S. Treasury bills, respectively.

All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on marketable securities held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the special meeting in lieu of an annual meeting of stockholders held by the Company on December 2, 2022, stockholders holding 28,989,609 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $293.5 million (approximately $10.12 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 1,010,391 Public Shares outstanding.

Accordingly, at December 31, 2022 and 2021, 1,010,391 and 30,000,000 Class A common stock subject to possible redemption is presented at $10.28 and $10.05 redemption value as temporary equity, respectively, outside of the stockholders’ deficit section of the Company’s balance sheets.

At December 31, 2022 and 2021, the Class A common stock reflected in the balance sheets is reconciled in the following table:

Gross proceeds	$300,000,000
Less:
Proceeds allocated to Public Warrants	(15,600,000)
Class A common stock issuance costs	(21,504,526)
Plus:
Remeasurement of carrying value to redemption value	38,604,526

Class A common stock subject to possible redemption at December 31, 2021	301,500,000
Less:
Redemption of Class A common stock	(293,509,365)

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Plus:
Remeasurement of carrying value to redemption value	2,399,146

Class A common stock subject to possible redemption at December 31, 2022	$10,389,781

Offering Costs

The Company complied with the requirements of FASB ASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses. Offering costs associated with the Public Shares were charged to stockholders’ deficit upon the completion of the Initial Public Offering. Offering costs amounted to $42,630,587, of which $42,588,262 were charged to stockholders’ deficit upon the completion of the Initial Public Offering (inclusive of the $20,615,450 for the fair value of the Founder Shares attributable to certain anchor investors (see Note 5) and $41,314 were expensed to the statements of operation. Offering costs of $1,011 allocated to the Private Placement Warrants were expensed to the statements of operations.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2022 and 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined, and such annual effective tax rate be applied to year-to-date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 34.2% and 0% for the years ended December 31, 2022 and 2021, respectively. The effective tax rate differs from the statutory rate of 21% for the years ended December 31, 2022 and 2021, primarily due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation and may be examined by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 15,455,000 Class A common stock in the aggregate. As of December 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

The following table reflects the calculation of basic and diluted income (loss) per common stock (in dollars, except per share amounts):

	For the Year Ended December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share of common stock
Numerator:
Allocation of net income (loss), as adjusted	$875,772	$354,566	$(110,961)	$(156,677)
Denominator:
Basic and diluted weighted average shares outstanding	27,696,716	11,213,333	7,457,143	10,529,533

Basic and diluted net income (loss) per share of common stock	$0.03	$0.03	$(0.01)	$(0.01)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the warrant liabilities (see Note 10.)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operation. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instruments is required within 12 months of the balance sheet date.

Warrant Liabilities

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC Topic 815 whereby under that provision the warrants that do not meet the criteria for equity treatment must be recorded as a liability. Accordingly, the Company evaluated and will classify the warrants included in the Private Placement Units (the “Private Placement Warrants”) under liability treatment at its fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Private Placement Warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 910,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $9,100,000, in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one-half of one warrant. Each whole warrant is exercisable to purchase one Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 15, 2021, in consideration for the payment of certain of the Company’s offering costs, the Company applied $25,000 of outstanding advances from the Sponsor towards the issuance of 8,625,000 shares of the Company’s Class B common stock. In September 2021, the Company effected a stock dividend of 0.3694 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding 11,810,833 Founder Shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 1,507,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the holders of the Founder Shares would collectively own, on an as-converted basis, 25% of the Company’s issued and outstanding shares after the Initial Public Offering (including the Private Placement Shares). As a result of the underwriter’s option not to exercise its over-allotment option, a total of 1,507,500 Founder Shares were forfeited.

The holders of the Founder Shares have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of our initial Business Combination or (B) subsequent to our initial Business Combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In connection with the closing of the Initial Public Offering, the Sponsor sold 2,473,864 Founder Shares to certain anchor investors at their original purchase price. The Company estimated the aggregate fair value of the Founder Shares attributable to the anchor investors to be $20,656,764, or $8.35 per share. The fair value of the Founder Shares were valued using a binomial/lattice model. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to the total proceeds received. Offering costs related to the Founder Shares

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

amounted to $20,656,764, of which $20,615,450 was charged to stockholders’ deficit upon the completion of the Initial Public Offering and $41,314 was expensed to the statements of operation and included in transaction costs attributable to warrant liabilities.

On October 5, 2021, upon the closing of the Initial Public Offering, the Sponsor sold membership interests to each of four directors of the Company. The membership interests entitle each director to 25,000 Founder Shares, for an aggregate of 100,000 shares, to be transferred to the directors if a Business Combination is consummated. The total consideration paid for these membership interests was $200. Three of the directors were also part of the Sponsor group and invested $409,929 for their pro-rata share of the Sponsor contribution for Founder Shares and Private Placement Units. Each Founder Share will automatically convert to one share of Class A common stock upon consummation of a Business Combination. The Sponsor will retain all voting and dispositive power over all Founder Shares until the consummation of the Business Combination, after which the Sponsor will distribute to each holder of the membership interests its share of the Founder Shares, subject to applicable lock-up restrictions.

The sale of the membership interests to the Company’s directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 100,000 shares granted to the Company’s directors was $835,000 or $8.35 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2022, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founder Shares multiplied by the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

Promissory Notes – Related Party

On January 15, 2021, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of September 30, 2021 or the completion of the Initial Public Offering. The outstanding loan of $186,819 was repaid at the time of the Initial Public Offering.

On March 27, 2022, the Sponsor signed a commitment letter stating that in instances of cash shortfalls, the Sponsor agreed to provide support of up to $600,000 to enable the Company to continue its operations and meet its potential obligations. On June 30, 2022, the Company issued a promissory note to Marblegate Special Opportunities Master Fund, L.P., a member of the Sponsor (“Marblegate SOMF”). for a Working Capital Loan for which the Company may borrow up to the principal sum of $600,000. The note bears no interest and is due and payable upon the earlier of (i) the date on which the Company consummates its initial business combination or (ii) the date that the winding up of the Maker is effective. At the option of the payee (“Payee”), at any time prior to payment in full of the principal balance of the note, the Payee may elect to convert up to $600,000 of the unpaid principal balance of the note into that number of shares of Class A common stock of the Company (the “Conversion Shares”), equal to (x) the portion of the principal amount of the note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares shall be identical to the shares of Class A common stock included in the units issued in the Private Placement. On July 1, 2022, the Company borrowed $200,000 under the promissory note for the Working Capital Loan. As of December 31, 2022 and 2021, there were $200,000 and $0 outstanding balances under the Working Capital Loans.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

On February 13, 2023, the Company issued the 2023 Note, a further promissory note in the principal amount of up to $1,100,000 to Marblegate SOMF (see Note 11).

Administrative Support Agreement

The Company entered into an agreement, commencing on September 30, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total not to exceed $10,000 per month for secretarial and administrative support. For the year ended December 31, 2022, the Company incurred $120,000 in fees for these services, which fees are included in accrued expenses in the accompanying balance sheet. For the year ended December 31, 2021, the Company incurred $30,000 in fees for these services, which fees are included in accrued expenses in the accompanying balance sheet.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on September 30, 2021, the holders of the Founder Shares, the Private Placement Units (and the securities contained therein), and the units that may be issued upon conversion of Working Capital Loans (and the securities contained therein) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding anything to the contrary, Cantor may only make a demand on one occasion and only during the 5-year period beginning on the effective date of the registration statement of which this prospectus forms a part. In addition, Cantor may participate in a “piggy-back” registration only during the 7-year period beginning on the effective date of the registration statement. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 4,500,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. As a result of the underwriters’ election not to exercise their over-allotment, the 4,500,000 additional Units were not purchased.

The underwriters are entitled to a deferred fee of 5.0% of the gross proceeds of the 30,000,000 Units sold in the Initial Public Offering, or $15,000,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

NOTE 7. PRIVATE WARRANTS

As of December 31, 2022 and 2021, there are 455,000 outstanding Private Placement Warrants. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 200,000,000 shares of Class A common stock, $0.0001 par value. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 910,000 shares of Class A common stock issued and outstanding, excluding 1,010,391 and 30,000,000 shares of Class A common stock subject to possible redemption and presented as temporary equity, as of December 31, 2022 and December 31 2021, respectively.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B common stock, $0.0001 par value. Holders of the Company’s Class B common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 10,303,333 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of our Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of all shares of common stock issued and outstanding upon the completion of the Initial Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company.

Public Warrants— Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of a Business Combination, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of a Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the company fails to have maintained an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Company will not redeem the warrants unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. The Company will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by the Company in this Initial Public Offering.

Redemption of Warrants When the Price per share of Class A common stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the shares of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends to the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the warrants for redemption, its management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares or Private Placement Units (or underlying securities) held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

NOTE 9. INCOME TAX

The Company’s net deferred tax assets at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets
Net operating loss carryforward	$—	$42,160
Startup/Organization Expenses	396,253	63,590
Unrealized loss on marketable securities	—	(3,975)

Total deferred tax assets	396,253	101,775
Valuation Allowance	(396,253)	(101,775)

Deferred tax assets	$—	$—

The income tax provision for the years ended December 31, 2022 and 2021 consists of the following:

	December 31, 2022	December 31, 2021
Federal
Current	$638,962	$—
Deferred	(294,477)	(101,775)
State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	294,477	101,775

Income tax provision	$638,962	$—

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

As of December 31, 2022 and 2021, the Company had $0 and $200,764 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022, the change in the valuation allowance was $294,477. For the year ended December 31, 2021, the change in the valuation allowance was $101,775.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.0%	21.00%
State taxes, net of federal tax benefit	0.0%	0.00%
Change in fair value of warrant liabilities	(2.6)%	20.35%
Transaction costs associated with the Initial Public Offering	0.00%	(3.32)%
Valuation allowance	15.8%	(38.03)%

Income tax provision	34.2%	0.00%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the year ended December 31, 2021 remain open and subject to examination.

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022		December 31, 2021
	Level	Amount	Level	Amount
Assets:
Marketable securities held in Trust Account	1	$10,325,848	1	$301,518,928
Liabilities:
Warrant Liability – Private Placement Warrants	3	$16,380	3	$250,250

The Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statements of operations.

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

The Private Placement Warrants were valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the common stock. The expected volatility as of the closing date of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target.

The following table provides quantitative information regarding Level 3 fair value measurements:

	December 31, 2022	December 31, 2021
Stock price	$9.96	$9.77
Exercise price	$11.50	$11.50
Expected term (in years)	0.59	5.75
Volatility	32.00%	10.20%
Risk-free rate	5.60%	1.32%
Dividend yield	0.00%	0.00%

The following table presents the changes in the fair value of Level 3 warrant liabilities as of December 31, 2022 and 2021:

Warrant Liabilities
Fair value as of December 31, 2021	$250,250
Change in fair value	(233,870)

Fair value as of December 31, 2022	$16,380

Warrant Liabilities
Fair value as of December 10, 2020 (inception)	$—
Initial measurement on October 5, 2021	509,600
Change in fair value	(259,350)

Fair value as of December 31, 2021	$250,250

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the years ended December 31, 2022 and 2021.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 21, 2023, the Company received a deficiency notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company’s publicly held shares are below the 1,100,000 share minimum requirement for continued listing on The Nasdaq Global Market pursuant to

MARBLEGATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Nasdaq Listing Rule 5450(b)(1)(B) (the “MPLS Requirement”). On March 7, 2023, we submitted a plan to regain compliance with the MPLS Requirement for continued listing. On March 24, 2023, Nasdaq notified us that it had accepted our plan and granted us an extension until July 20, 2023 to evidence compliance with the MPLS Requirement.

Also on January 21, 2023, the Company received a deficiency notice from the Staff indicating that, for the preceding 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the $15 million minimum requirement for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”). This notification has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Global Market and the Company’s common stock will continue to trade under the symbol “GATE”. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has a period of 180 calendar days, or until July 24, 2023 (the “Compliance Period”), to regain compliance with the MVPHS Requirement. If, at any time before the end of the Compliance Period, the Company’s MVPHS closes at $15 million or more for a minimum of 10 consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVPHS Requirement and this matter will be closed. The Company intends to monitor the market value of the Company’s listed securities and will consider available options to regain compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the MVPHS Requirement prior to the Compliance Date, it will receive written notification that its securities are subject to delisting from The Nasdaq Global Market. At such time, the Company will have the opportunity to appeal the delisting decision in front of a Nasdaq Hearings Panel.

On February 13, 2023, the Company issued a promissory note in the principal amount of up to $1,100,000 to Marblegate SOMF (the “2023 Note”). The 2023 Note was issued in connection with advances Marblegate SOMF has made, and may make in the future, to the Company for working capital expenses. The 2023 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Marblegate SOMF, all or a portion of the unpaid principal amount of the 2023 Note may be converted into shares of Class A common stock of the Company (the “Conversion Shares”), equal to: (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of shares. The Conversion Shares will be identical to the shares of Class A common stock included in the units issued by the Company to its sponsor and the representative of the underwriters in a private placement in connection with the Company’s initial public offering. The Conversion Shares are entitled to the registration rights set forth in the 2023 Note.

On February 14, 2023, the Company entered into a business combination agreement (as it may be amended or restated from time to time, the “DePalma Business Combination Agreement”), with Marblegate Asset Management, LLC, a Delaware limited liability company (“Marblegate”), Marblegate Capital Corporation, a Delaware corporation (“New MAC”), MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and together with DePalma I, “DePalma”), pursuant to which the Company agreed to combine with DePalma in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected to trade on the Nasdaq Global Market. For more information on the DePalma Business Combination Agreement, see “Item 1. Business” of the Report.

On March 13, 2023, Mark Zoldan, the prior Chief Financial Officer of the Company, separated from the Company in order to pursue other interests, effective March 13, 2023.

On March 17, 2023, the Company’s board of directors appointed Jeffrey Kravetz as the Company’s Chief Financial Officer and principal accounting officer, effective as of March 13, 2023.

DePalma Acquisition I LLC

Nine Months Ended September 30, 2023 and 2022

Interim Report

DePalma Acquisition I LLC

Consolidated Statements of Assets and Liabilities

(Stated in United States Dollars)

	September 30, 2023	December 31, 2022
	(Unaudited)
Assets:
Investments, at fair value (amortized cost of $223,791,341 and $338,911,964 as of September 30, 2023 and December 31, 2022, respectively)	$385,076,497	$484,728,796
Cash	34,016,284	14,265,003
Interest receivable	933,441	491,304
Due from related party (See Note 5)	2,056,000	—

Total assets	$422,082,222	$499,485,103

Liabilities:
Service fee payable	$1,368,122	$1,291,617
Loan payments received in advance	285,075	1,953,033
Accrued expenses and other liabilities	622,481	318,776

Total liabilities	2,275,678	3,563,426

Total members’ capital (229,080,561 and 291,423,349 Units outstanding as of September 30, 2023 and December 31, 2022, respectively)	419,806,544	495,921,677

Total liabilities and members’ capital	$422,082,222	$499,485,103

Members’ capital per unit	$1.83	$1.70

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Operations (Unaudited)

(Stated in United States Dollars)

	For the Nine Months Ended September 30,
	2023	2022
Investment income:
Interest income	$11,660,367	$4,177,937
Other income	3,395,727	1,600,827

Total investment income	15,056,094	5,778,764

Expenses:
Service fee expense	3,600,000	3,800,000
Professional fees	3,911,737	2,652,428
Administration fees	204,887	241,744

Total expenses	7,716,624	6,694,172

Net investment income (loss)	7,339,470	(915,408)

Net realized and unrealized gains on investment transactions:
Net realized gain from investments	10,407,223	7,767,147
Net change in unrealized appreciation from investments	15,468,324	3,757,436

Net realized and unrealized gains	25,875,547	11,524,583

Net increase in members’ capital from operations	$33,215,017	$10,609,175

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Changes in Members’ Capital (Unaudited)

(Stated in United States Dollars)

	Total members’ capital
	Units	Value
Balance, January 1, 2022	313,604,631	$500,270,791
Net investment loss	—	(915,408)
Net realized gain	—	7,767,147
Net change in unrealized appreciation	—	3,757,436
Capital distributions - related parties (See Note 5)	(12,129,271)	(19,561,801)

Balance, September 30, 2022	301,475,360	$491,318,165

	Total members’ capital
	Units	Value
Balance, January 1, 2023	291,423,349	$495,921,677
Net investment income	—	7,339,470
Net realized gain	—	10,407,223
Net change in unrealized appreciation	—	15,468,324
Capital contributions - related parties (See Note 5)	882,491	1,575,000
Capital distributions - related parties (See Note 5)	(63,225,279)	(110,905,150)

Balance, September 30, 2023	229,080,561	$419,806,544

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Cash Flows (Unaudited)

(Stated in United States Dollars)

	For the Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$33,215,017	$10,609,175
Adjustments to reconcile net increase in members’ capital resulting from operations to net cash provided by operating activities:
Repayment of loan investments	47,647,696	12,649,576
Net realized gain from investments	(10,407,223)	(7,767,147)
Net change in unrealized appreciation from investments	(15,468,324)	(3,757,436)
Changes in operating assets and liabilities:
Receivable for repayment on investments	—	332,418
Interest receivable	(442,137)	223,455
Due from related party (See Note 5)	(2,056,000)	35,886
Service fee payable	76,505	60,011
Loan payments received in advance	(1,667,958)	—
Accrued expenses and other liabilities	303,705	1,113,760

Net cash provided by operating activities	51,201,281	13,499,698

Cash flows from financing activities
Payments for capital redemptions - related parties (See Note 5)	(31,450,000)	(11,036,801)

Net cash used in financing activities	(31,450,000)	(11,036,801)

Net increase in cash	19,751,281	2,462,897
Cash at beginning of period	14,265,003	1,296,702

Cash at end of period	$34,016,284	$3,759,599

Supplemental disclosure of cash flow information:
In-kind distribution and sale to related parties (See Note 5)	$79,455,150	$8,525,000

In-kind contribution and purchase from related parties (See Note 5)	$1,575,000	$—

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

September 30, 2023 (Unaudited)
Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[4]	Percentage of Members’ Capital
Investments, at fair value
Private Loans:
United States of America:
Transportation:
50 Largest Taxi Medallion Loans
Non-MRP+ Taxi Medallion Loans
	100361602	[1]	3.00%	9/1/2021	$40,982,771	$18,786,250	4.47%
	100436633	[1]	5.00%	5/1/2024	1,839,231	997,500	0.24%
	100436227	[1]	5.00%	5/1/2024	1,534,012	831,250	0.20%
	100436581	[1]	5.00%	5/1/2024	1,534,012	831,250	0.20%
	100436298	[1]	5.00%	5/1/2024	1,532,180	831,250	0.20%
	100361613	[1]	3.25%	3/1/2021	1,302,053	727,521	0.17%
	100361628	[1]	3.25%	3/1/2021	1,635,651	710,055	0.17%
	960004931		9.50%	8/1/2028	719,599	665,000	0.16%
	100436604	[1]	5.00%	5/1/2024	1,225,988	665,000	0.16%
	960005274	[1]	3.00%	12/31/2024	1,020,174	665,000	0.16%
	8905000102	[1]	2.25%	1/1/2022	2,091,009	639,773	0.15%
	8905000100	[1]	2.25%	1/1/2022	2,091,009	639,773	0.15%
	8905000110	[1]	2.25%	1/1/2022	2,091,009	639,773	0.15%
	100361635	[1]	3.25%	3/1/2021	992,643	621,298	0.15%
	100361520	[1]	2.50%	7/1/2020	1,459,754	548,804	0.13%
	100361521	[1]	2.50%	7/1/2020	1,458,412	548,804	0.13%
	960005319		—%	2/15/2024	2,291,390	498,750	0.12%
	960001586	[1]	4.00%	10/23/2016	2,267,601	498,750	0.12%
	960005307		—%	2/15/2024	1,634,658	498,750	0.12%
	100361565	[1]	3.50%	3/1/2019	1,527,000	498,750	0.12%
	100361566	[1]	3.50%	3/1/2019	1,524,738	498,750	0.12%
	960002854	[1]	5.25%	7/31/2023	1,410,155	498,750	0.12%
	960001421	[1]	3.75%	8/16/2017	1,097,739	498,750	0.12%
	100361662	[1]	4.71%	2/1/2023	1,017,909	498,750	0.12%
	100361665	[1]	4.71%	2/1/2023	1,017,909	498,750	0.12%
	100361658	[1]	4.71%	2/1/2023	1,017,906	498,750	0.12%
	960002751	[1]	4.75%	9/12/2020	677,624	498,750	0.12%
	100361809	[1]	3.20%	10/1/2020	806,230	498,750	0.12%
	960002591	[1]	4.00%	3/18/2018	690,036	498,750	0.12%
	960002793	[1]	4.75%	9/12/2020	632,284	498,750	0.12%
	100361619	[1]	3.25%	3/1/2021	1,172,080	485,014	0.12%
	100361608	[1]	3.25%	3/1/2021	1,106,367	485,014	0.12%
	100361611	[1]	3.25%	3/1/2021	1,106,367	485,014	0.12%
	100361609	[1]	3.25%	3/1/2021	1,106,367	485,014	0.12%
	100361610	[1]	3.25%	3/1/2021	1,106,364	485,014	0.12%
	100361605	[1]	3.25%	3/1/2021	1,103,394	485,014	0.12%
	100361607	[1]	3.25%	3/1/2021	1,103,350	485,014	0.12%
	100361606	[1]	3.25%	3/1/2021	1,103,341	485,014	0.12%
	100361604	[1]	3.25%	3/1/2021	1,093,363	485,014	0.12%
	100361612	[1]	3.25%	3/1/2021	1,034,194	485,014	0.12%
	100361616	[1]	3.25%	3/1/2021	898,001	485,014	0.12%
	100361614	[1]	3.25%	3/1/2021	897,993	485,014	0.12%

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

September 30, 2023 (Unaudited)
Description	Loan ID		Interest Rate	Maturity Date	Principal		Fair Value[4]	Percentage of Members’ Capital
100361615		[1]	3.25%	3/1/2021	733,071		485,014	0.12%
100361617		[1]	3.25%	3/1/2021	733,002		485,014	0.12%
100361618		[1]	3.25%	3/1/2021	733,062		485,014	0.12%
8905000288		[1]	3.75%	4/1/2020	475,426		475,426	0.11%
8905000283		[1]	3.75%	4/1/2020	475,426		475,426	0.11%
100361563		[1]	3.15%	6/16/2019	1,200,226		452,627	0.11%

Total Non-MRP+ Taxi Medallion Loans					98,304,080		45,009,490	10.80%

MRP+ Taxi Medallion Loans
100435401		[1]	7.30%	10/1/2047	508,188		500,565	0.12%
100437542			7.30%	10/1/2047	503,193		495,645	0.12%

Total MRP+ Taxi Medallion Loans					1,011,381		996,210	0.24%

Other Non-MRP+ Taxi Medallion Loans[2]
Matured			1.50% - 15.00%	2/25/2014-9/1/2023	640,229,436		102,497,981	24.42%
Not Matured			3.00% - 9.50%	2/15/2024-9/1/2028	71,270,295		25,807,930	6.14%

Total Non-MRP+ Taxi Medallion Loans[2]			1.50% - 15.00%	2/25/2014-10/14/2033	711,499,731		128,305,911	30.56%

Other MRP+ Taxi Medallion Loans[3]
Matured			—	—	—		—	—%
Not Matured			7.30% - 7.30%	10/1/2047-9/1/2048	213,974,504	[2]	210,764,886	50.21%

Total Other MRP+ Taxi Medallion Loans[3]			7.30% - 7.30%	10/1/2047-9/1/2048	213,974,504		210,764,886	50.21%

Total United States of America (cost - $223,791,341)							$385,076,497	91.81%

Total Private Loans (cost - $223,791,341)							$385,076,497	91.81%

Total Investments, at fair value (cost - $223,791,341)					$1,024,789,696		$385,076,497	91.81%

[1]	Non-performing loans.
[2]

Includes non-performing loans with a principal balance of approximately $676,200,000 and a fair value of approximately $115,282,500. Loans with a maturity date prior to September 30, 2023, have a principal and fair value balance of $640,229,436 and $102,497,981, respectively. Loans with a maturity date subsequent to September 30, 2023, have a principal and fair value balance of $71,270,295 and $25,807,930, respectively.

[3]

Includes non-performing loans with a principal balance of approximately $59,773,800 and a fair value of approximately $58,877,200. Loans with a maturity date subsequent to September 30, 2023, have a principal and fair value balance of $213,974,504 and $210,764,886, respectively.

[4]

The fair value of individual loans is allocated based on MRP+ or Non-MRP+ designation and the underlying principal. The fair value of Non-MRP+ loans are impacted by the underlying collateral value based on the number of underlying medallions and their jurisdiction, the unpaid principal balance of each loan, and whether there is additional collateral attached to a loan. Refer to Note 3 for more details.

Non-performing loans are considered loans that are greater than 30 days past due.

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

December 31, 2022

Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[4]	Percentage of Members’ Capital
Investments, at fair value
Private Loans:
United States of America:
Transportation:
50 Largest Taxi Medallion Loans
Non-MRP+ Taxi Medallion Loans
	100361602	[1]	3.00%	9/1/2021	$41,044,759	$18,786,250	3.79%
	100436633	[1]	5.00%	5/1/2024	1,839,231	997,500	0.20%
	100436227	[1]	5.00%	5/1/2024	1,534,012	831,250	0.17%
	100436581	[1]	5.00%	5/1/2024	1,534,012	831,250	0.17%
	100436298	[1]	5.00%	5/1/2024	1,532,180	831,250	0.17%
	100361628	[1]	3.25%	3/1/2021	1,635,651	738,056	0.15%
	100361613	[1]	3.25%	3/1/2021	1,302,053	727,521	0.15%
	960004931	[1]	4.00%	10/1/2022	1,417,990	665,000	0.13%
	100436604	[1]	5.00%	5/1/2024	1,225,988	665,000	0.13%
	960005274	[1]	3.00%	12/31/2024	1,020,174	665,000	0.13%
	960004793	[1]	5.25%	12/14/2021	917,399	665,000	0.13%
	100361635	[1]	3.25%	3/1/2021	992,643	645,799	0.13%
	8905000100	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	8905000102	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	8905000110	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	100361520	[1]	2.50%	7/1/2020	1,459,754	548,805	0.11%
	100361521	[1]	2.50%	7/1/2020	1,458,412	548,805	0.11%
	960005319	[1]	0.00%	1/23/2023	2,291,390	498,750	0.10%
	960001586	[1]	4.00%	10/23/2016	2,267,601	498,750	0.10%
	960005307	[1]	0.00%	1/23/2023	1,634,658	498,750	0.10%
	100361565	[1]	3.50%	3/1/2019	1,527,000	498,750	0.10%
	100361566	[1]	3.50%	3/1/2019	1,524,738	498,750	0.10%
	960002854	[1]	5.25%	7/31/2023	1,410,155	498,750	0.10%
	960002751	[1]	4.75%	9/12/2020	1,383,426	498,750	0.10%
	960001421	[1]	3.75%	8/16/2017	1,097,739	498,750	0.10%
	100361662	[1]	4.71%	2/1/2023	1,017,909	498,750	0.10%
	100361665	[1]	4.71%	2/1/2023	1,017,909	498,750	0.10%
	100361658	[1]	4.71%	2/1/2023	1,017,906	498,750	0.10%
	960002674	[1]	7.55%	3/30/2031	907,657	498,750	0.10%
	960002793	[1]	4.75%	9/12/2020	816,642	498,750	0.10%
	100361809	[1]	3.20%	10/1/2020	806,230	498,750	0.10%
	960002599	[1]	4.00%	6/15/2018	694,894	498,750	0.10%
	960002591	[1]	4.00%	3/18/2018	690,036	498,750	0.10%
	100361619	[1]	3.25%	3/1/2021	1,172,080	485,014	0.10%
	100361608	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361611	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361609	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361610	[1]	3.25%	3/1/2021	1,106,364	485,014	0.10%
	100361605	[1]	3.25%	3/1/2021	1,103,394	485,014	0.10%

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

December 31, 2022

Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[4]	Percentage of Members’ Capital
	100361607	[1]	3.25%	3/1/2021	$1,103,350	$485,014	0.10%
	100361606	[1]	3.25%	3/1/2021	1,103,341	485,014	0.10%
	100361604	[1]	3.25%	3/1/2021	1,093,363	485,014	0.10%
	100361612	[1]	3.25%	3/1/2021	1,034,194	485,014	0.10%
	100361616	[1]	3.25%	3/1/2021	898,001	485,014	0.10%
	100361614	[1]	3.25%	3/1/2021	897,993	485,014	0.10%
	100361615	[1]	3.25%	3/1/2021	733,071	485,014	0.10%
	100361618	[1]	3.25%	3/1/2021	733,062	485,014	0.10%
	100361617	[1]	3.25%	3/1/2021	733,002	485,014	0.10%

Total Non-MRP+ Taxi Medallion Loans					100,323,491	45,321,018	9.13%

MRP+ Taxi Medallion Loans
	100435401	[1]	3.50%	9/1/2016	2,172,581	580,875	0.12%
	100437542	[1]	3.50%	8/1/2020	1,977,075	580,875	0.12%

Total MRP+ Taxi Medallion Loans					4,149,656	1,161,750	0.24%

Other Non-MRP+ Taxi Medallion Loans[2]			0.00% - 24.00%	2/25/2014-1/1/2050	893,036,992	217,844,778	43.93%

Other MRP+ Taxi Medallion Loans[3]			0.00% - 8.00%	12/21/2015-1/1/2050	347,880,901	220,401,250	44.44%

Total United States of America (cost - $338,911,964)						$484,728,796	97.74%

Total Private Loans (cost - $338,911,964)						$484,728,796	97.74%

Total Investments, at fair value (cost - $338,911,964)					$1,345,391,040	$484,728,796	97.74%

[1]	Non-performing loans.
[2]	Includes non-performing loans with a principal balance of approximately $886,924,500 and a fair value of approximately $213,113,700.
[3]	Includes non-performing loans with a principal balance of approximately $269,080,500 and a fair value of approximately $146,148,200.
[4]

The fair value of individual loans is allocated based on MRP+ or Non-MRP+ designation and the underlying principal. The fair value of Non-MRP+ loans are impacted by the underlying collateral value based on the number of underlying medallions and their jurisdiction, the unpaid principal balance of each loan, and whether there is additional collateral attached to a loan. Refer to Note 3 for more details.

Non-performing loans are considered loans that are greater than 30 days past due.

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

1. Organization

DePalma Acquisition I LLC (“DePalma” or the “Co-investment vehicle”) is a Delaware limited liability company which was formed on February 23, 2018 and commenced operations on March 29, 2018. At September 30, 2023 and December 31, 2022, DePalma has an investment in DePalma Acquisition I Grantor Trust and DePalma Acquisition I Grantor Trust II (together, the “Trusts”). The Trusts, which are wholly owned, are established to issue certificates to its holders, to acquire certain assets, primarily loans secured by taxi medallions, to enter into certain contracts in connection therewith, and to engage in those activities that are necessary, suitable or convenient to accomplish the foregoing. The financial position and results of operations of the Trusts have been consolidated with those of DePalma. There is no defined end of life for DePalma.

The investment objective of DePalma is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, loans secured by taxi medallions.

The performance of the portfolio taxi medallion loans may be impacted by external factors including, but not limited to, general macroeconomic conditions, the state of the taxi industry, governmental initiatives and so forth.

On March 9, 2021, the City of New York announced the Medallion Relief Program (“MRP”) to assist economically distressed individual taxicab medallion owners. The purpose of the MRP is to support the recovery of the taxicab industry in the City of New York and return taxicabs to service by providing relief to owners of taxi medallions who are currently unable to make debt service payments on loans incurred to purchase such medallions. The MRP helps eligible medallion owners restructure their outstanding debt to more sustainable levels on more favorable terms. The MRP allocated $65 million in federal grant money from the American Rescue Plan Act of 2021 to provide a $20,000 per medallion principal reduction payment and up to $9,000 in monthly debt relief payments in connection with the restructuring of taxicab medallion loans to reduce principal balances and lower monthly payments for taxicab medallion owners.

On November 3, 2021, the City of New York further reached an agreement with the New York Taxi Workers Alliance (“TWA”), a labor union representing taxicab drivers, and Marblegate Asset Management, LLC, to supplement the MRP with a NYC-funded deficiency credit support mechanism (the “Reserve Fund”) to achieve greater principal reduction and lower monthly payments for taxicab medallion loans that were restructured through the MRP, and to permit restructuring of additional medallion loans. On March 17, 2022, the TLC adopted rules establishing the eligibility criteria for applying for supplemental loan deficiency credit support through the Medallion Relief Program+ (“MRP+”).

As a result, the City of New York has appropriated a total of $115 million in funding to implement the MRP, including (i) $65 million to be utilized to provide upfront principal reduction payments equal to $30,000 per medallion to lenders as part of each restructuring transaction and (ii) $50 million to fund the Reserve Fund. The Reserve Fund also serves to both make loan payments for a period of time to participating lenders following the occurrence of a payment default by a participating borrower, as well as to satisfy any deficiency realized upon foreclosure of medallion collateral.

Under the MRP+, eligible medallion loans with a principal balance of $200,000 or more will be reduced to an initial principal balance of $200,000, and further reduced to $170,000 per medallion (after a $30,000 per medallion principal reduction payment from the Reserve Fund). Existing medallion loans with a principal balance of $200,000 or less will have a principal balance equal to the existing principal balance reduced by

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

(i) $30,000 per medallion and (ii) further reduced by 5% of the post-paydown principal balance per medallion resulting from (i) above. In no event will the principal balance of any eligible medallion loan exceed $170,000 per medallion.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement dated July 1, 2020 (the “LLC Agreement”), DePalma issued one class of equity Units to its members in consideration for their cash contributions to DePalma. DePalma’s members consist of Marblegate Tactical Master Fund I, L.P., a Delaware limited partnership, Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund I, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund I, LP, a Cayman Islands exempted limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership (collectively, the “Members”). DePalma is managed by its Members, each of which is managed by Marblegate Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”).

The Members, by the affirmative vote of 100% of the Member Units, have full and compete authority, power, and discretion to manage and control the business, affairs and properties of DePalma, make all decisions regarding those matters and perform any and all other acts or activities customary to the management of DePalma’s business. The Members have limited liability and are managed and controlled by the Investment Manager and affiliates thereof, and none of the limited partners of the Members participate in the management of their respective partnerships.

At September 30, 2023 and December 31, 2022, Marblegate Special Opportunities Master Fund, L.P., Marblegate Strategic Opportunities Master Fund, LP, Marblegate Partners Master Fund I, L.P., Marblegate Tactical Master Fund I, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund I, L.P. owned 12.87%, 18.35%, 5.25%, 16.28%, 12.74%, and 34.51%, respectively, of DePalma.

Pursuant to the LLC Agreement, all distributions made to the Members are made in proportion to the Members’ respective Units.

Field Point Servicing, LLC (“Loan Servicer”) is the loan servicer for all of the loan investments held by DePalma and the Trusts.

SS&C Financial Services LLC (“the Administrator”) serves as administrator to DePalma. The Administrator performs certain middle-office and/or back-office support activities.

Business Combination Agreement

On February 14, 2023, DePalma and DePalma Acquisition II LLC (together, the “DePalma Companies”), entered into a business combination agreement (the “BCA”) with Marblegate Acquisition Corp. (“MAC”), a Delaware corporation, Marblegate Asset Management, LLC, a Delaware limited liability company, Marblegate Capital Corporation (“Newco”), a Delaware corporation, MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC, pursuant to which MAC agreed to combine with the DePalma Companies in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected trade on the Nasdaq Global Market (the “Business Combination”). Under the BCA, the aggregate consideration payable to the DePalma Companies at the closing of the Business Combination is based on a valuation of the DePalma Companies of approximately $750 million plus minimum cash. The closing of the

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Business Combination is subject to the satisfaction or waiver of certain conditions disclosed in MAC’s 8-K filed with the SEC on February 21, 2023, including, among others, approval by MAC shareholders and the Nasdaq Stock Market’s approval for listing the New MAC Common Stock to be issued in connection with the Business Combination.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements are stated in United States Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) for interim financial information. These unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The following is a summary of the significant accounting policies followed by the Co-investment vehicle in the preparation of its consolidated financial statements. These consolidated financial statements should be read in conjunction with the Co-investment vehicle’s operating agreement and LLC agreement (“the Agreements”), and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022.

Assessment as Investment Company

The Co-investment vehicle is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”). This conclusion will be reassessed on an annual basis, if any of the criteria or characteristics described in ASC 946 change.

Basis of Consolidation

The Co-investment vehicle’s investments are generally made through investment vehicles, each whose sole purpose is to hold the interests of the Co-investment vehicle in the underlying portfolios in the name of the Co-investment vehicle. The Co-investment vehicle consolidates these entities to the extent such entities are wholly owned by the Co-investment vehicle. All inter-company transactions and balances have been eliminated in the consolidation.

Use of Estimates

Consolidated financial statements prepared in conformity with U.S. GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Cash

The Co-investment vehicle’s cash is held by major financial institutions, which accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per legal entity. At times, cash balances may exceed federally insured limits, and this potentially subjects the Co-investment vehicle to concentration of credit risk. The Co-investment vehicle has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on its balances. The Co-investment vehicle does not maintain any cash equivalents and none of the cash reflected on the Consolidated Statements of Assets and Liabilities is restricted.

Loan Payments Received in Advance

Under the MRP+, eligible borrowers reduced their loan balances as described in Note 1. Payments received for loans that were not restructured as of September 30, 2023, were considered to be received in advance as payment was not yet due on the restructured loan contract. These are shown in loan payments received in advance on the Consolidated Statements of Assets and Liabilities.

Consolidated Summary Schedule of Investments

The industry and geographic classifications of the investments reflected in the accompanying Consolidated Summary Schedule of Investments are based on the Members’ reasonable belief as to the most accurate classifications as of September 30, 2023 and December 31, 2022.

Investment Transactions

DePalma records investment transactions and related income and expenses on a trade date basis. Realized gains and losses from investment transactions are recorded on an average cost basis in the Consolidated Statements of Operations. Realized gains and losses on the sales of investments are recognized in operations at the date of sale as the difference between the sale proceeds and the cost of the investment. Unrealized gains and losses on investment transactions consists of both the change in fair value on an investment and the reversal of any previously recognized unrealized gain or loss on an investment sold during the period.

Interest income is generally recorded on the accrual basis.

Taxi medallion loans are recorded on non-accrual status when there is doubt as to the collectibility of interest or principal, unless management has determined that they are both well-secured and in the process of collection. Interest income on non-accrual loans is generally recognized when cash is received unless a determination has been made to apply all cash receipts to principal.

A loan is considered to be impaired, or nonperforming, when based on current information and events, it is likely DePalma will be unable to collect all amounts due according to the contractual terms of the original loan agreement. If the medallion collateral is foreclosed on, a gain or loss is recorded to write the collateral up or down to its fair value less any costs, and the collateral is distributed out to the Members and their respective feeder funds who will then recontribute the medallion collateral to its related party, DePalma Acquisition II LLC (“DePalma II”).

The net value of the medallion collateral is applied to the loan, and any remaining balance is written off as a realized loss and any excess is recorded as a realized gain. During the nine months ended September 30, 2023,

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

interest on the performing MRP+ loans are recorded on an accrual basis, while the non-performing Non-MRP loans are recorded on a non-accrual status. During the year ended December 31, 2022, the investment in the taxi medallion loan portfolio is primarily composed of non-performing loans, and therefore are recorded on a non-accrual status.

Under the MRP+, medallion loans are restructured to reduce the outstanding principal balance to a restructured principal balance of $200,000 or less per medallion, depending on the outstanding principal balance prior to restructuring, and further reduced by $30,000 per medallion principal reduction payment from the Reserve Fund. The reduction in the outstanding principal balance to the restructured principal balance is not recorded until the $30,000 payment is received. When a loan enters the MRP+, a realized gain or loss is recorded as a result of the restructuring. Furthermore, the restructured loan is recognized at fair value (See Note 3).

Other income in the Consolidated Statement of Operations is primarily comprised of the restructuring fee borrowers are requested to pay as part of the MRP+ in accordance with the Promissory Note, Loan and Security Agreement between DePalma and the borrower. Also included in other income are fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings.

Valuation of Investments

Investments shall be valued by management in good faith in a commercially reasonable manner.

For the taxi medallion loan portfolio, a valuation methodology consistent with the income approach (value is indicated by the present value of current market expectations about future cash flows or earnings) in conjunction with the market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value (See Note 3).

DePalma accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurement (“ASC 820”). The fair value of the DePalma’s assets and liabilities, which qualify as financial instruments under ASC 825, Financial Instruments (“ASC 825”), approximates the carrying amounts presented in the financial statements.

Fair value estimates are made at a specific point in time, based on market conditions and information about the investments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates (See Note 3).

Loan Servicing Fees

DePalma pays a servicing fee to the third-party Loan Servicer, Field Point, under a loan servicing agreement. Fees paid during the nine months ended September 30, 2023 and 2022 amounted to $3,600,000 and $3,800,000, respectively, and are included in the Consolidated Statements of Operations.

Income Taxes

The Co-investment vehicle is not a taxable entity and is not subject to federal, state or local income taxes. The Members are individually liable for the taxes on their share of the Co-investment vehicle’s taxable income or

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

loss. The Co-investment vehicle applies the provisions of ASC 740, Accounting for Uncertainty in Income Taxes (“ASC 740”), which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures, related to uncertain income tax positions. ASC 740 requires that the Co-investment vehicle determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Co-investment vehicle presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The Co-investment vehicle classifies interest and penalties associated with uncertain tax positions, if any, within income tax expense.

In accordance with provisions set forth in ASC 740, the Members have reviewed the Co-investment vehicle’s tax positions, including interest and penalties, for all open tax years and concluded that the application of ASC 740 had no effect on the Co-investment vehicle’s financial position, results of operations or cash flows. As of September 30, 2023 and December 31, 2022, the Members have concluded that a provision for income taxes is not required.

Indemnifications

In the normal course of business, DePalma enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. DePalma’s maximum exposure under these arrangements cannot be estimated, as this would involve future claims that may be made against DePalma that have not yet occurred. However, based on experience, DePalma expects the risk of loss to be remote.

Commitments and Contingencies

As of September 30, 2023 and December 31, 2022, DePalma had no unfunded loan commitments.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance significantly changes how entities will measure credit losses on most financial assets and requires entities to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of the amortized cost that the entity expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. The guidance is effective for fiscal years beginning after December 15, 2022 with early adoption permitted. The Members adopted this guidance effective January 1, 2023, which was not material to the consolidated financial statements for the nine months ended September 30, 2023.

In January 2021, the FASB issued ASU 2021-01 (“ASU 2021-01”), Reference Rate Reform (Topic 848). ASU 2021-01 is an update of ASU 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR, regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

ASU 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Subsequent to the issuance of ASU 2021-01, ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 further defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, for all entities. The Members are still evaluating the impact of ASU 2021-01 on the Co-investment vehicle.

3. Fair Value Measurements

As noted above, DePalma applies the provisions of ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments and liabilities at fair value. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of DePalma. Unobservable inputs reflect the Members’ own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The types of investments which would generally be included in this category are private equity and/or debt securities issued by private entities, and thinly traded securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. In addition to using the above inputs in investment valuations, DePalma continues to employ the valuation policy that is consistent with ASC 820.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

The following table presents information about DePalma’s investments by levels within the valuation hierarchy. Refer to the Consolidated Summary Schedule of Investments for further detail on the industry and geographic concentration.

	Level 1	Level 2	Level 3	Amount at Fair Value
September 30, 2023
Investments
Private Loans:
Transportation	$—	$—	$385,076,497	$385,076,497

Total Investments	$—	$—	$385,076,497	$385,076,497

	Level 1	Level 2	Level 3	Amount at Fair Value
December 31, 2022
Investments
Private Loans:
Transportation	$—	$—	$484,728,796	$484,728,796

Total Investments	$—	$—	$484,728,796	$484,728,796

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs:

	Non-MRP+ Loans	MRP+ Loans
Balance as of January 1, 2022	$499,829,073	$—
Transfers into MRP+ Program	(238,351,000)	238,351,000
Realized gain (loss) from investments	12,020,457	(19,147,803)
Net change in unrealized appreciation from investments	17,776,687	20,959,460
Repayments of investments	(16,534,121)	(18,599,657)
Distributions of investments to related parties	(11,575,300)	—

Balance as of December 31, 2022	$263,165,796	$221,563,000

Contributions into MRP+ Program	—	1,575,000
Transfers into MRP+ Program	(21,600,356)	21,600,356
Realized gain (loss) from investments	23,970,736	(13,563,513)
Net change in unrealized appreciation from investments	(1,152,938)	16,621,262
Repayments of investments	(11,612,687)	(36,035,009)
Distributions of investments to related parties	(79,455,150)	—

Balance as of September 30, 2023	$173,315,401	$211,761,096

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Net change in unrealized gain (loss) from Level 3 investments still held at September 30, 2023 and December 31, 2022 included in net change in unrealized appreciation from investments on the Consolidated Statements of Operations was $52,640,325 and $50,342,887, for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

With respect to instruments valued by management, the valuation techniques employed are an income approach reflecting a discounted cash flow analysis, and a market approach that includes market transactions.

The following table summarizes the valuation techniques and significant unobservable inputs used for DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of September 30, 2023:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average
MRP+ Loans	$211,761,096	Income Approach[1]	Discount Rate[2]	9.00%	9.00%	9.00%
Non-MRP+ Loans - NYC	151,579,310	Market Approach[3]	Discounted Medallion Price[4]	$166,250	$166,250	$166,250
Non-MRP+ Loans - Other	21,736,091	Market Approach	Discounted Medallion Price	$12,000	$12,500	$12,350	[5]

Total	$385,076,497

[1]	Used to value MRP+ loan cash flows. The MRP+ Program was implemented in 2022.
[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $165,000 as of September 30, 2023, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

The following table summarizes the valuation techniques and significant unobservable inputs used for DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average
MRP+ Loans	$221,563,000	Income Approach[1]	Discount Rate[2]	9.75%	9.75%	9.75%
Non-MRP+ Loans - NYC	239,749,223	Market Approach[3]	Discounted Medallion Price[4]	$166,250	$166,250	$166,250
Non-MRP+ Loans - Other	23,416,573	Market Approach	Discounted Medallion Price	$5,150	$16,000	$14,626	[5]

Total	$484,728,796

[1]	Used to value MRP+ loan cash flows. The MRP+ Program was implemented in 2022.
[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program (at a price of $170,000). To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000). In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $125,000 as of December 31, 2022, these loans are determined to have a fair value equal to par. Significant increases or decreases in such factors, or structural and/or regulatory changes to the New York City taxi industry would result in a significantly lower or higher fair value measurement.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma. The discount was reduced to 5% as of December 31, 2022 due to the implementation of the MRP+ program providing structure to the taxi medallion industry.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

The value of the underlying collateral and thus, the portfolio of loans may be impacted by multiple factors including, but not limited to, general macroeconomic conditions and state of the taxi industry, loan restructurings, governmental initiatives, and medallion transfers. Without a readily ascertainable market value, the estimated value of DePalma’s portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments. The illiquidity of DePalma’s loan portfolio and investments may adversely affect DePalma’s ability to dispose of loans at times when it may be advantageous for DePalma to liquidate such portfolio or investments. In addition, if DePalma were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the current value of such investments. Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

There were no transfers in and out of Level 3 during any of the periods presented.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

4. Risk Management

In the ordinary course of business, DePalma manages a variety of risks including market risk and liquidity risk. Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices. Liquidity risk arises in the general funding of DePalma’s trading activities.

DePalma’s exposure to market risk may be due to many factors, including the movements in interest rates, market volatility, and security values underlying these investments. DePalma manages its exposure to market risk through its restructuring strategies and how it chooses to resolve loans with borrowers.

DePalma may have investments in loans and other interests acquired through both assignments and/or participations. As with other types of debt instruments, such interests involve the risk of loss in the case of default or insolvency of the borrower, particularly if the borrowing is unsecured. When purchasing loan participations, DePalma may also assume the credit risk associated with a bank or other financial intermediary administering principal and interest payments and crediting such to DePalma as the holder of the loan. Disposal of these loan interests may involve time consuming negotiations and expenses, and prompt sale at an acceptable price may be difficult. As of both September 30, 2023 and December 31, 2022, all loans were owned on assignment.

In addition, since the collateral consists primarily of taxi medallions (in addition to some real estate and personal guaranties), if the overall market for taxi services, income generated from operating medallions, and the value of taxi medallions decreases, this will adversely affect the value of the collateral securing the outstanding medallion loans. If taxi medallion values decline in the future, there is likely to be an increase in medallion loan delinquencies, foreclosures and borrower bankruptcies. DePalma’s ability to recover on defaulted medallion loans by foreclosing on and selling the taxi medallion collateral would be diminished, which would result in future losses on defaulted medallion loans that could have an effect on DePalma’s business. If DePalma is required to liquidate all or a portion of the medallion loans quickly, DePalma could realize less than the value at which DePalma had previously recorded such medallions.

DePalma relies heavily on Field Point Servicing, LLC for most of the day-to-day servicing of the taxi medallion loans. Since inception, Field Point Servicing, LLC has provided various services, including, but not limited to, handling the loan foreclosure process and the transfer and registration of medallions. DePalma is subject to the risk of discontinuation of its servicing agreement with Field Point Servicing LLC, and the risk that, upon such event, no suitable replacement will be found. The success of DePalma’s operations depend to a significant extent upon the expertise and services of Field Point Servicing, LLC, and the loss of this key service provider could have a material adverse effect on DePalma’s business. If DePalma does not effectively develop and manage its outsourcing strategies, there could be a material adverse effect on DePalma’s business, financial condition and results of operations.

The Members are responsible for identifying and managing risks for DePalma. The Members have noted the impact of the COVID-19 pandemic and the impact on financial risk. The COVID-19 pandemic, perceptions regarding its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the US and global economy, employment levels, employee productivity and financial market conditions, which, in turn, may continue to have negative effects on the ability of borrowers to repay outstanding loans and the value of medallion collateral securing loans. A prolonged economic slowdown could adversely affect the performance of DePalma.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

5. Related Party Transactions

DePalma II, an entity under the same ownership that operates alongside DePalma, was established to hold medallion assets that may produce effectively connected income. Due to some Member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) to the Members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, which is less sensitive to effectively connected income. The fund Members of DePalma II have embedded in their fund structures a subchapter C corporation interposed within the applicable fund’s structure, in which the corporation pays corporate level tax. This insulates those investors that are effectively connected income-sensitive from direct taxes with respect to the medallions. Such investors do, however, bear the tax indirectly as indirect owners of the C corporation. DePalma, via its Members, contributed taxi medallions with a fair value of $79,455,150 and $8,525,000 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the nine months ended September 30, 2023 and 2022, respectively. Refer to Note 2 for additional information on foreclosures. Net realized gain during the nine months ended September 30, 2023 and 2022 included in net realized gain from investments on the Consolidated Statements of Operations of $57,572,931 and $6,085,847 respectively, relates to the foreclosure of the medallions prior to the distribution in-kind. During the nine months ended September 30, 2023 and 2022, DePalma II, via its members, contributed taxi medallions with a fair value of $1,575,000 and $0, respectively, in-kind into DePalma as a result of the reinstatement of certain taxi medallion loans. The above transactions were reflected as in-kind purchases and sales of investments at the Members’ level.

In certain instances where funds are required immediately, DePalma will wire monies on behalf of DePalma II. DePalma II will reimburse DePalma in a timely manner. When such transactions occur, the amounts are initially shown as due from related party in the Consolidated Statement of Assets and Liabilities. During the nine months ended September 30, 2023, DePalma II reimbursed DePalma $40,000 for medallion related expenses paid by DePalma on behalf of DePalma II. During the nine months ended September 30, 2022, DePalma funded $183,820 for expenses such as medallion filing fees and other administrative expenses which were incurred during the period, and later reimbursed by DePalma II. During the nine months ended September 30, 2023, DePalma purchased cars (taxicab vehicles) on behalf of DePalma II totaling $2,056,000 which has not yet been reimbursed and is recorded within due from related party on the Consolidated Statements of Assets and Liabilities. During the nine months ended September 30, 2022, DePalma did not purchase any cars (taxicab vehicles) on behalf of DePalma II.

As of September 30, 2023 and December 31, 2022, the amount due from related party is $2,056,000 and $0, respectively.

6. Members’ Capital

Allocation of profits and losses

Net investment income or loss, net realized gain or loss, and unrealized gain or loss on investments are allocated to the Members pro rata in proportion to their respective capital balance. Management and performance fees are charged directly to the Members at their respective funds, and are not charged at DePalma.

Contributions

Units are issued to the Members for contributions made to DePalma.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Distributions

Distributions to Members are made at the times and amounts determined by the Members in proportion to the Members’ respective Units.

7. Financial Highlights

The following represents total return information and the ratios to average members’ capital:

	For the Nine Months Ended September 30,
	2023	2022
Total return
Total return (1)(2)	7.68%	2.16%

Ratios to average members’ capital
Total expenses (3)	1.71%	1.34%

Net investment gain/(loss) (3)	1.63%	(0.18)%

(1)

Total return information and the ratios to average members’ capital are calculated for all members taken as a whole. Each member’s return and ratios may vary from these returns and ratios based on the timing of capital transactions.

(2)	The total return above is calculated by compounding monthly rates of return. These returns are not annualized.
(3)

The expense and net investment gain/(loss) ratios are calculated as total operating expenses and net investment gain/(loss) to the Members divided by the Members’ average capital balance for the year. These ratios are not annualized.

8. Subsequent Events

The Members have evaluated the impact of subsequent events on DePalma through the filing of this Form S-4. Subsequent to September 30, 2023 and prior to the issuance of these financial statements, DePalma recorded capital contributions of $175,000, of which all were in-kind contributions, recorded distributions of $52,025,000, of which $49,025,000 were in-kind distributions, and recorded payments for capital redemptions for $10,000,000.

DePalma Acquisition I LLC

Year Ended December 31, 2022 and 2021

Annual Report

Report of Independent Registered Public Accounting Firm

To the Members of

DePalma Acquisition I LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of DePalma Acquisition I LLC (the “Co-investment vehicle”), including the consolidated summary schedules of investments, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in members’ capital and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Co-investment vehicle at December 31, 2022 and 2021, and the results of its operations, changes in its members’ capital and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Co-investment vehicle’s management. Our responsibility is to express an opinion on the Co-investment vehicle’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Co-investment vehicle in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Co-investment vehicle is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Co-investment vehicle’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Ltd.

We have served as the Co-investment vehicle’s auditor since 2020.

Grand Cayman, Cayman Islands

June 26, 2023

A member firm of Ernst & Young Global Limited

DePalma Acquisition I LLC

Consolidated Statements of Assets and Liabilities

(Stated in United States Dollars)

	December 31, 2022	December 31, 2021
Assets:
Investments, at fair value (amortized cost of $338,911,964 and $392,748,388 as of December 31, 2022 and December 31, 2021, respectively)	$484,728,796	$499,829,073
Cash	14,265,003	1,296,702
Interest receivable	491,304	423,915
Receivable for repayment on investments	—	332,418
Due from related party (See Note 6)	—	35,886

Total assets	$499,485,103	$501,917,994

Liabilities:
Service fee payable	$1,291,617	$1,210,000
Loan payments received in advance	1,953,033	—
Accrued expenses and other liabilities	318,776	437,203

Total liabilities	3,563,426	1,647,203
Total members capital (Units outstanding of 291,423,349 and 313,604,631, respectively)	495,921,677	500,270,791

Total liabilities and members capital	$499,485,103	$501,917,994

Members’ capital per unit	$1.70	$1.60

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Operations

(Stated in United States Dollars)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Investment income:
Investment income:
Interest income	$5,893,530	$3,254,795
Other income	2,474,535	—

Total investment income	8,368,065	3,254,795

Expenses:
Service fee expense	4,800,000	4,664,265
Professional fees	3,265,666	2,828,366
Administration fees	317,410	358,080
Other expenses	804	—

Total expenses	8,383,880	7,850,711

Net investment income (loss)	(15,815)	(4,595,916)

Net realized and unrealized gains (losses) on investment transactions:
Net realized (loss) gain from investments	(7,127,346)	16,512,941
Net change in unrealized appreciation from investments	38,736,147	763,033

Net realized and unrealized gains (losses)	31,608,801	17,275,974

Net increase (decrease) in members capital from operations	$31,592,986	$12,680,058

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Changes in Members’ Capital

(Stated in United States Dollars)

	Total members’ capital
	Units	Value
Balance, January 1, 2021	388,621,532	$604,831,813
Net investment loss	—	(4,595,916)
Net realized gain	—	16,512,941
Net change in unrealized appreciation	—	763,033
Capital distributions – related parties (See Note 6)	(75,016,901)	(117,241,080)

Balance, December 31, 2021	313,604,631	$500,270,791

Net investment loss	—	(15,815)
Net realized loss	—	(7,127,346)
Net change in unrealized appreciation	—	38,736,147
Capital contributions – related parties (See Note 6)	(22,181,282)	(35,942,100)

Balance, December 31, 2022	291,423,349	$495,921,677

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Statements of Cash Flows

(Stated in United States Dollars)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$31,592,986	$12,680,058
Adjustments to reconcile net increase (decrease) in members’ capital resulting from operations to net cash provided operating activities:
Repayment of loan investments	35,133,778	29,731,190
Net realized loss (gain) from investments	7,127,346	(16,512,941)
Net change in unrealized appreciation from investments	(38,736,147)	(763,033)
Changes in operating assets and liabilities:
Receivable for repayment on investments	332,418	2,576,376
Interest receivable	(67,389)	204,092
Due from related party (See Note 6)	35,886	405,454
Service fee payable	81,617	(247,463)
Loan payments received in advance	1,953,033	—
Accrued expenses and other liabilities	(118,427)	(385,376)

Net cash provided by operating activities	37,335,101	27,688,357

Cash flows from financing activities:
Payments for capital redemptions—related parties (See Note 6)	(24,366,800)	(60,215,000)

Net cash used in financing activities	(24,366,800)	(60,215,000)

Net increase (decrease) in cash	12,968,301	(32,526,643)
Cash at beginning of year	1,296,702	33,823,345

Cash at end of year	$14,265,003	$1,296,702

Supplemental disclosure of cash flow information:
In-kind distribution and sale – related parties (See Note 6)	$11,575,300	$57,026,080

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2022
Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[4]	Percentage of Members’ Capital
Investments, at fair value
Private Loans:
United States of America:
Transportation:
50 Largest Taxi Medallion Loans
Non-MRP+ Taxi Medallion Loans
	100361602	[1]	3.00%	9/1/2021	$41,044,759	$18,786,250	3.79%
	100436633	[1]	5.00%	5/1/2024	1,839,231	997,500	0.20%
	100436227	[1]	5.00%	5/1/2024	1,534,012	831,250	0.17%
	100436581	[1]	5.00%	5/1/2024	1,534,012	831,250	0.17%
	100436298	[1]	5.00%	5/1/2024	1,532,180	831,250	0.17%
	100361628	[1]	3.25%	3/1/2021	1,635,651	738,056	0.15%
	100361613	[1]	3.25%	3/1/2021	1,302,053	727,521	0.15%
	960004931	[1]	4.00%	10/1/2022	1,417,990	665,000	0.13%
	100436604	[1]	5.00%	5/1/2024	1,225,988	665,000	0.13%
	960005274	[1]	3.00%	12/31/2024	1,020,174	665,000	0.13%
	960004793	[1]	5.25%	12/14/2021	917,399	665,000	0.13%
	100361635	[1]	3.25%	3/1/2021	992,643	645,799	0.13%
	8905000100	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	8905000102	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	8905000110	[1]	2.25%	1/1/2022	2,091,009	639,774	0.12%
	100361520	[1]	2.50%	7/1/2020	1,459,754	548,805	0.11%
	100361521	[1]	2.50%	7/1/2020	1,458,412	548,805	0.11%
	960005319	[1]	0.00%	1/23/2023	2,291,390	498,750	0.10%
	960001586	[1]	4.00%	10/23/2016	2,267,601	498,750	0.10%
	960005307	[1]	0.00%	1/23/2023	1,634,658	498,750	0.10%
	100361565	[1]	3.50%	3/1/2019	1,527,000	498,750	0.10%
	100361566	[1]	3.50%	3/1/2019	1,524,738	498,750	0.10%
	960002854	[1]	5.25%	7/31/2023	1,410,155	498,750	0.10%
	960002751	[1]	4.75%	9/12/2020	1,383,426	498,750	0.10%
	960001421	[1]	3.75%	8/16/2017	1,097,739	498,750	0.10%
	100361662	[1]	4.71%	2/1/2023	1,017,909	498,750	0.10%
	100361665	[1]	4.71%	2/1/2023	1,017,909	498,750	0.10%
	100361658	[1]	4.71%	2/1/2023	1,017,906	498,750	0.10%
	960002674	[1]	7.55%	3/30/2031	907,657	498,750	0.10%
	960002793	[1]	4.75%	9/12/2020	816,642	498,750	0.10%
	100361809	[1]	3.20%	10/1/2020	806,230	498,750	0.10%
	960002599	[1]	4.00%	6/15/2018	694,894	498,750	0.10%
	960002591	[1]	4.00%	3/18/2018	690,036	498,750	0.10%
	100361619	[1]	3.25%	3/1/2021	1,172,080	485,014	0.10%
	100361608	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361611	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361609	[1]	3.25%	3/1/2021	1,106,367	485,014	0.10%
	100361610	[1]	3.25%	3/1/2021	1,106,364	485,014	0.10%
	100361605	[1]	3.25%	3/1/2021	1,103,394	485,014	0.10%
	100361607	[1]	3.25%	3/1/2021	1,103,350	485,014	0.10%
	100361606	[1]	3.25%	3/1/2021	1,103,341	485,014	0.10%

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2022
Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[4]	Percentage of Members’ Capital
	100361604	[1]	3.25%	3/1/2021	$1,093,363	$485,014	0.10%
	100361612	[1]	3.25%	3/1/2021	1,034,194	485,014	0.10%
	100361616	[1]	3.25%	3/1/2021	898,001	485,014	0.10%
	100361614	[1]	3.25%	3/1/2021	897,993	485,014	0.10%
	100361615	[1]	3.25%	3/1/2021	733,071	485,014	0.10%
	100361618	[1]	3.25%	3/1/2021	733,062	485,014	0.10%
	100361617	[1]	3.25%	3/1/2021	733,002	485,014	0.10%

Total Non-MRP+ Taxi Medallion Loans					100,323,491	45,321,018	9.13%

MRP+ Taxi Medallion Loans
	100435401	[1]	3.50%	9/1/2016	2,172,581	580,875	0.12%
	100437542	[1]	3.50%	8/1/2020	1,977,075	580,875	0.12%

Total MRP+ Taxi Medallion Loans					4,149,656	1,161,750	0.24%

Other Non-MRP+ Taxi Medallion Loans[2]			0.00% - 24.00%	2/25/2014-1/1/2050	893,036,992	217,844,778	43.93%
Other MRP+ Taxi Medallion Loans[3]			0.00% - 8.00%	12/21/2015-1/1/2050	347,880,901	220,401,250	44.44%
Total United States of America (cost - $338,911,964)						$484,728,796	97.74%

Total Private Loans (cost - $338,911,964)						$484,728,796	97.74%

Total Investments, at fair value (cost - $338,911,964)					$1,345,391,040	$484,728,796	97.74%

[1]	Non-performing loans.
[2]	Includes non-performing loans with a principal balance of approximately $886,924,500 and a fair value of approximately $213,113,700.
[3]	Includes non-performing loans with a principal balance of approximately $269,080,500 and a fair value of approximately $146,148,200.
[4]

The fair value of individual loans is allocated based on MRP+ or Non-MRP+ designation and the underlying principal. The fair value of Non-MRP+ loans are impacted by the underlying collateral value based on the number of underlying medallions and their jurisdiction, the unpaid principal balance of each loan, and whether there is additional collateral attached to a loan. Refer to Note 3 for more details.

Non-performing loans are considered loans that are greater than 30 days past due.

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2021
Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[3]	Percentage of Members’ Capital
Investments, at fair value
Private Loans:
United States of America:
Transportation:
50 Largest Taxi Medallion Loans
	100361602	[1]	3.00%	9/1/2021	$41,044,759	$14,992,107	3.00%
	960001167	[1]	4.00%	10/23/2016	5,367,587	1,960,578	0.39%
	960002047	[1]	2.75%	5/24/2017	5,014,753	1,831,701	0.37%
	960002046	[1]	2.75%	5/18/2017	4,407,016	1,609,717	0.32%
	960002408	[1]	4.00%	8/18/2016	4,302,610	1,571,582	0.31%
	960002049	[1]	2.75%	9/18/2018	3,909,560	1,428,015	0.29%
	960001170	[1]	4.00%	10/23/2016	3,034,013	1,108,211	0.22%
	960000909	[1]	1.00%	9/9/2016	2,662,684	972,578	0.19%
	960001168	[1]	4.00%	10/23/2016	2,333,871	852,475	0.17%
	960005319	[1]	—%	1/23/2023	2,291,390	836,959	0.17%
	960001586	[1]	4.00%	10/23/2016	2,267,601	828,269	0.17%
	960001794	[1]	3.75%	5/20/2017	2,238,179	817,523	0.17%
	960001795	[1]	3.75%	5/20/2017	2,238,179	817,523	0.17%
	960001796	[1]	3.75%	5/20/2017	2,238,179	817,523	0.17%
	960001797	[1]	3.75%	5/20/2017	2,238,179	817,523	0.17%
	960001792	[1]	3.75%	5/12/2017	2,238,022	817,465	0.17%
	960001793	[1]	3.75%	5/12/2017	2,238,022	817,465	0.17%
	960001790	[1]	3.75%	4/29/2017	2,237,007	817,095	0.17%
	960001791	[1]	3.75%	4/29/2017	2,237,007	817,095	0.17%
	960001788	[1]	3.75%	4/21/2017	2,236,850	817,037	0.17%
	960001789	[1]	3.75%	4/21/2017	2,236,850	817,037	0.17%
	960001728	[1]	3.75%	4/14/2017	2,236,459	816,894	0.16%
	960001729	[1]	3.75%	4/14/2017	2,236,459	816,894	0.16%
	960001726	[1]	3.75%	4/7/2017	2,236,067	816,751	0.16%
	960001727	[1]	3.75%	4/7/2017	2,236,067	816,751	0.16%
	960001724	[1]	3.75%	3/25/2017	2,235,048	816,379	0.16%
	960001725	[1]	3.75%	3/25/2017	2,235,048	816,379	0.16%
	960001722	[1]	3.75%	3/17/2017	2,234,891	816,322	0.16%
	960001723	[1]	3.75%	3/17/2017	2,234,891	816,322	0.16%
	960001720	[1]	3.75%	3/6/2017	2,233,399	815,777	0.16%
	960001721	[1]	3.75%	3/6/2017	2,233,399	815,777	0.16%
	100435401	[1]	3.50%	9/1/2016	2,175,000	794,446	0.16%
	960001169	[1]	4.00%	10/23/2016	2,100,522	767,242	0.15%
	8905000100	[1]	2.25%	1/1/2022	2,091,009	763,767	0.15%
	8905000102	[1]	2.25%	1/1/2022	2,091,009	763,767	0.15%
	8905000110	[1]	2.25%	1/1/2022	2,091,009	763,767	0.15%
	960002851	[1]	5.25%	7/31/2023	2,056,570	751,188	0.15%
	100437542	[1]	3.50%	8/1/2020	1,977,075	722,151	0.14%
	100436633	[1]	5.00%	5/1/2024	1,839,231	671,802	0.13%
	960004275	[1]	—%	1/1/2050	1,759,574	642,706	0.13%
	960002298	[1]	4.00%	10/16/2016	1,728,386	631,314	0.13%
	960002299	[1]	4.00%	10/16/2016	1,708,951	624,216	0.12%

DePalma Acquisition I LLC

Consolidated Summary Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2021
Description	Loan ID		Interest Rate	Maturity Date	Principal	Fair Value[3]	Percentage of Members’ Capital
	960002300	[1]	4.00%	10/16/2016	$1,701,118	$621,354	0.12%
	960000914	[1]	1.00%	9/9/2016	1,693,699	618,644	0.12%
	960002301	[1]	4.00%	10/16/2016	1,693,384	618,530	0.12%
	960000055	[1]	3.75%	5/19/2017	1,686,314	615,947	0.12%
	960000915	[1]	1.00%	9/9/2016	1,679,510	613,462	0.12%
	960002352	[1]	3.50%	9/7/2015	1,678,810	613,206	0.12%
	960005318	[1]	—%	1/23/2023	1,674,614	611,674	0.12%
	960005317	[1]	—%	1/23/2023	1,674,612	611,672	0.12%

Total 50 Largest Taxi Medallion Loans					156,464,443	57,150,579	11.42%

Other Taxi Medallion Loans[2]			0.0%-24.0%	2/25/2014-1/1/2050	1,338,564,647	442,678,494	88.49%
Total United States of America (cost - $392,748,388)						$499,829,073	99.91%

Total Private Loans (cost - $392,748,388)						$499,829,073	99.91%

Total Investments, at fair value (cost - $392,748,388)					$1,495,029,090	$499,829,073	99.91%

[1]	Non-performing loans.
[2]	Includes non-performing loans with a principal balance of approximately $1,229,317,000 and a fair value of approximately $402,775,000.
[3]

The fair value of individual loans is allocated based on the underlying principal and is impacted by the underlying collateral value based on the number of underlying medallions and their jurisdiction, the unpaid principal balance of each loan, and whether there is additional collateral attached to a loan. Refer to Note 3 for more details.

Non-performing loans are considered loans that are greater than 30 days past due.

See notes to consolidated financial statements.

DePalma Acquisition I LLC

Notes to Consolidated Financial Statements

(Stated in United States Dollars)

Year Ended December 31, 2022 and 2021

1. Organization

DePalma Acquisition I LLC (“DePalma” or the “Co-investment vehicle”) is a Delaware limited liability company which was formed on February 23, 2018 and commenced operations on March 29, 2018. At December 31, 2022 and 2021, DePalma has an investment in DePalma Acquisition I Grantor Trust and DePalma Acquisition I Grantor Trust II (together, the “Trusts”). The Trusts, which are wholly owned, are established to issue certificates to its holders, to acquire certain assets, primarily loans secured by taxi medallions, to enter into certain contracts in connection therewith, and to engage in those activities that are necessary, suitable or convenient to accomplish the foregoing. The financial position and results of operations of the Trusts have been consolidated with those of DePalma. There is no defined end of life for DePalma.

The investment objective of DePalma is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, loans secured by taxi medallions.

The performance of the portfolio taxi medallion loans may be impacted by external factors including, but not limited to, general macroeconomic conditions, the state of the taxi industry, governmental initiatives and so forth.

On March 9, 2021, the City of New York announced the Medallion Relief Program (“MRP”) to assist economically distressed individual taxicab medallion owners. The purpose of the MRP is to support the recovery of the taxicab industry in the City of New York and return taxicabs to service by providing relief to owners of taxi medallions who are currently unable to make debt service payments on loans incurred to purchase such medallions. The MRP helps eligible medallion owners restructure their outstanding debt to more sustainable levels on more favorable terms. The MRP allocated $65 million in federal grant money from the American Rescue Plan Act of 2021 to provide a $20,000 per medallion principal reduction payment and up to $9,000 in monthly debt relief payments in connection with the restructuring of taxicab medallion loans to reduce principal balances and lower monthly payments for taxicab medallion owners.

On November 3, 2021, the City of New York further reached an agreement with the New York Taxi Workers Alliance (“TWA”), a labor union representing taxicab drivers, and Marblegate Asset Management, LLC, to supplement the MRP with a NYC-funded deficiency credit support mechanism (the “Reserve Fund”) to achieve greater principal reduction and lower monthly payments for taxicab medallion loans that were restructured through the MRP, and to permit restructuring of additional medallion loans. On March 17, 2022, the TLC adopted rules establishing the eligibility criteria for applying for supplemental loan deficiency credit support through the Medallion Relief Program+ (“MRP+”).

As a result, the City of New York has appropriated a total of $115 million in funding to implement the MRP, including (i) $65 million to be utilized to provide upfront principal reduction payments equal to $30,000 per medallion to lenders as part of each restructuring transaction and (ii) $50 million to fund the Reserve Fund. The Reserve Fund also serves to both make loan payments for a period of time to participating lenders following the occurrence of a payment default by a participating borrower, as well as to satisfy any deficiency realized upon foreclosure of medallion collateral.

Under the MRP+, eligible medallion loans with a principal balance of $200,000 or more will be reduced to an initial principal balance of $200,000, and further reduced to $170,000 per medallion (after a $30,000 per medallion principal reduction payment from the Reserve Fund). Existing medallion loans with a principal balance of $200,000 or less will have a principal balance equal to the existing principal balance reduced by (i) $30,000 per medallion and (ii) further reduced by 5% of the post-paydown principal balance per medallion resulting from (i) above. In no event will the principal balance of any eligible medallion loan exceed $170,000 per medallion.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement dated July 1, 2020 (the “LLC Agreement”), DePalma issued one class of equity Units to its members in consideration for their cash contributions to DePalma. DePalma’s members consist of Marblegate Tactical Master Fund I, L.P., a Delaware limited partnership, Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund I, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund I, LP, a Cayman Islands exempted limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership (collectively, the “Members”). DePalma is managed by its Members, each of which is managed by Marblegate Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”).

The Members, by the affirmative vote of 100% of the Member Units, have full and compete authority, power, and discretion to manage and control the business, affairs and properties of DePalma, make all decisions regarding those matters and perform any and all other acts or activities customary to the management of DePalma’s business. The Members have limited liability and are managed and controlled by the Investment Manager and affiliates thereof, and none of the limited partners of the Members participate in the management of their respective partnerships.

At December 31, 2022 and 2021, Marblegate Special Opportunities Master Fund, L.P., Marblegate Strategic Opportunities Master Fund, LP, Marblegate Partners Master Fund I, L.P., Marblegate Tactical Master Fund I, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund I, L.P. owned 12.87%, 18.35%, 5.25%, 16.28%, 12.74%, and 34.51%, respectively, of DePalma.

Pursuant to the LLC Agreement, all distributions made to the Members are made in proportion to the Members’ respective Units.

Field Point Servicing, LLC (“Loan Servicer”) is the loan servicer for all of the loan investments held by DePalma and the Trusts.

SS&C Financial Services LLC (“the Administrator”) serves as administrator to DePalma. The Administrator performs certain middle-office and/or back-office support activities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are stated in United States Dollars.

The following is a summary of the significant accounting policies followed by the Co-investment vehicle in the preparation of its consolidated financial statements. These consolidated financial statements should be read in conjunction with the Co-investment vehicle’s operating agreement and LLC agreement (“the Agreements”).

Assessment as Investment Company

The Co-investment vehicle is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in FASB’s Accounting Standards Codification (“ASC”) 946, “Financial Services – Investment Companies” (“ASC 946”). This conclusion will be reassessed on an annual basis, if any of the criteria or characteristics described in ASC 946 change.

Basis of Consolidation

The Co-investment vehicle’s investments are generally made through investment vehicles, each whose sole purpose is to hold the interests of the Co-investment vehicle in the underlying portfolios in the name of the Co-investment vehicle. The Co-investment vehicle consolidates these entities to the extent such entities are wholly owned by the Co-investment vehicle. All inter-company transactions and balances have been eliminated in the consolidation.

Use of Estimates

Consolidated financial statements prepared in conformity with U.S. GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Receivable for repayment of investments

This represents amounts owed to the Co-investment vehicle as a result of repayments of loans, discounted payoffs or paydown and surrender transactions that occurred prior to the year end, but not yet settled as of the year end.

Cash

The Co-investment vehicle’s cash is held by major financial institutions, which accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per legal entity. At times, cash balances may exceed federally insured limits, and this potentially subjects the Co-investment vehicle to concentration of credit risk. The Co-investment vehicle has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on its balances. DePalma does not maintain any cash equivalents and none of the cash reflected on the Consolidated Statements of Assets and Liabilities is restricted.

Loan Payments Received in Advance

Under the MRP+, eligible borrowers reduced their loan balances as described in Note 1. Payments received for loans that were not restructured as of December 31, 2022, were considered to be received in advance as payment was not yet due on the restructured loan contract. These are shown in loan payments received in advance on the Consolidated Statements of Assets and Liabilities.

Consolidated Summary Schedule of Investments

The industry and geographic classifications of the investments reflected in the accompanying Consolidated Summary Schedule of Investments are based on the Members’ reasonable belief as to the most accurate classifications as of December 31, 2022 and 2021.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The guidance significantly changes how entities will measure credit losses on most financial assets and requires entities to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the entity expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. The guidance is effective for fiscal years beginning after December 15, 2022 with early adoption permitted. The Members are still evaluating the impact of ASU 2016-13 on the Co-investment vehicle.

In January 2021, the FASB issued Accounting Standards Update No. 2021-01 (“ASU 2021-01”), “Reference Rate Reform (Topic 848)”. ASU 2021-01 is an update of ASU 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR, regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Subsequent to the issuance of ASU 2021-01, Accounting Standards Update No. 2022-06 “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848” further defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, for all entities. The Members are still evaluating the impact of ASU 2021-01 on the Co-investment vehicle.

Investment Transactions

DePalma records investment transactions and related income and expenses on a trade date basis. Realized gains and losses from investment transactions are recorded on an average cost basis in the Consolidated Statements of Operations.

Interest income is generally recorded on the accrual basis.

Taxi medallion loans are recorded on non-accrual status when there is doubt as to the collectability of interest or principal, unless management has determined that they are both well-secured and in the process of collection. Interest income on non-accrual loans is generally recognized when cash is received unless a determination has been made to apply all cash receipts to principal. A loan is considered to be impaired, or nonperforming, when based on current information and events, it is likely DePalma will be unable to collect all amounts due according to the contractual terms of the original loan agreement. If the medallion collateral is foreclosed on, a gain or loss is recorded to write the collateral up or down to its fair value less any costs, and the collateral is distributed out to the Members and their respective feeder funds who will then recontribute the medallion collateral to its related party, DePalma Acquisition II LLC (“DePalma II”). The net value of the medallion collateral is applied to the loan, and any remaining balance is written off as a realized loss and any excess is recorded as a realized gain. During the year end as of December 31, 2022 and 2021, the investment in the taxi medallion loan portfolio is primarily composed of non-performing loans, and therefore are recorded on a non-accrual status.

Under the MRP+, medallion loans are restructured to reduce the outstanding principal balance to a restructured principal balance of $200,000 or less per medallion, depending on the outstanding principal balance prior to restructuring, and further reduced by $30,000 per medallion principal reduction payment from the Reserve Fund. The reduction in the outstanding principal balance to the restructured principal balance is not recorded until the $30,000 payment is received. When a loan enters the MRP+, a realized gain or loss is recorded as a result of the restructuring. Furthermore, the restructured loan is recognized at fair value (See Note 3).

Other income in the Consolidated Statement of Operations is primarily comprised of the restructuring fee borrowers are requested to pay as part of the MRP+ in accordance with the Promissory Note, Loan and Security Agreement between DePalma and the borrower. Also included in other income are fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings.

Valuation of Investments

Investments are valued by management in good faith in a commercially reasonable manner.

For the taxi medallion loan portfolio, a valuation methodology consistent with the income approach (value indicated by the present value of current market expectations about future cash flows or earnings) in conjunction with market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value. Refer to Note 3 for further information.

Fair Value of Financial Instruments

The fair value of the DePalma’s assets and liabilities, which qualify as financial instruments under ASC Topic 825, “Financial Instruments”, approximates the carrying amounts presented in the consolidated financial statements.

Fair value estimates are made at a specific point in time, based on market conditions and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Income Taxes

DePalma is not a taxable entity and is not subject to federal, state or local income taxes. The Members are individually liable for the taxes on their share of the Co-investment vehicle’s taxable income or loss. The Co-investment vehicle applies the provisions of ASC 740, “Accounting for Uncertainty in Income Taxes” (“ASC 740”), which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures, related to uncertain income tax positions.

ASC 740 requires that the Co-investment vehicle determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Co-investment vehicle presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The Co-investment vehicle classifies interest and penalties associated with uncertain tax positions, if any, within income tax expense. In accordance with provisions set forth in ASC 740, the Members have reviewed the Co-investment vehicle’s tax positions, including interest and penalties, for all open tax years and concluded that the application of ASC 740 had no effect on the Co-investment vehicle’s financial position, results of operations or cash flows. As of December 31, 2022 and 2021, the Members have concluded that a provision for income taxes is not required.

3. Fair Value Measurements

DePalma applies the provisions of ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 establish a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments and liabilities at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of DePalma.

Unobservable inputs reflect the Members’ own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The types of investments which would generally be included in this category are private equity and/or debt securities issued by private entities, and thinly traded securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents information about the DePalma’s investments by levels within the valuation hierarchy as of December 31, 2022. Refer to the Consolidated Summary Schedule of Investments for further detail on the industry and geographic concentration.

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022 Total
Investments
Private Loans:
Transportation	$—	$—	$484,728,796	$484,728,796

Total Investments	$—	$—	$484,728,796	$484,728,796

The following table presents information about the DePalma’s investments by levels within the valuation hierarchy as of December 31, 2021. Refer to the Consolidated Summary Schedule of Investments for further detail on the industry and geographic concentration.

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021 Total
Investments
Private Loans:
Transportation	$—	$—	$499,829,073	$499,829,073

Total Investments	$—	$—	$499,829,073	$499,829,073

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2022:

	Non-MRP+ Loans	MRP+ Loans
Balance as of December 31, 2021	$499,829,073	$—
Transfers into MRP+ Program	(238,351,000)	238,351,000
Realized gain/(loss) from investments	12,020,457	(19,147,803)
Net change in unrealized appreciation from investments	17,776,687	20,959,460
Repayments of investments	(16,534,121)	(18,599,657)
Distributions of investments to related parties	(11,575,300)	—

Balance as of December 31, 2022	$263,165,796	$221,563,000

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2021:

Total Investments
Balance as of December 31, 2020	$569,310,369
Realized gain/(loss) from investments	16,512,941
Net change in unrealized appreciation from investments	763,033
Repayments of investments	(29,731,190)
Distributions of investments to related parties	(57,026,080)

Balance as of December 31, 2021	$499,829,073

Net change in unrealized gain (loss) from Level 3 investments still held at December 31, 2022 and 2021 included in net change in unrealized appreciation (depreciation) from investments on the Consolidated Statements of Operations was $50,342,887 and $10,390,642, respectively.

With respect to instruments valued by management, the valuation techniques that be may considered are an income approach reflecting a discounted cash flow analysis, and a market approach that includes market transactions.

The following table summarizes the valuation techniques and significant unobservable inputs used for the DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average
MRP+ Loans	$221,563,000	Income Approach[1]	Discount Rate[2]	9.75%	9.75%	9.75%
Non-MRP+ Loans	263,165,796	Market Approach[3]	Discounted Medallion Price[4]	$5,150	$166,250	$157,325	[5]

Total	$484,728,796

[1]	Used to value MRP+ loan cash flows. The MRP+ Program was implemented in 2022.
[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program. To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including the amount per medallion backstopped by New York City per the MRP+ Program and medallion transfer and market prices. In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $125,000 as of December 31, 2022 these loans are determined to have a fair value equal to par.

[4]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. Other jurisdiction medallion prices were determined to have a low, high, and weighted average range of $5,150, $16,000 and $14,626, respectively. A 5% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma. The discount was reduced to 5% as of December 31, 2022 due to the implementation of the MRP+ program providing structure to the taxi medallion industry.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

The following table summarizes the valuation techniques and significant unobservable inputs used for the DePalma’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2021:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average
Taxi medallion loans	$499,829,073	Income Approach[1]	Discount Rate[2]	12.25%	12.25%	12.25%
		Market Approach[3]	Discounted Medallion Price[4]	$5,150	$153,000	$142,516	[5]

Total	$499,829,073

[1]

Used to value MRP+ loan cash flows. The MRP+ Program was announced in November 2021, but was not implemented until 2022. As such, loans were valued in 2021 based on whether they were expected to participate in the MRP+ program.

[2]

The discount rate is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program. To determine the discount rate, DePalma considers the internal rate of return on the investment, changes in the US Treasury rates to maturity of the loans and a risk premium for the likelihood of whether a loan will be successfully restructured under the MRP+ program.

[3]

Encompasses a variety of data, including the amount per medallion backstopped by New York City per the MRP+ Program and medallion transfer and market prices. In addition, loans are valued at the lesser of unpaid principal balance and the medallion collateral value, less a discount applied to the collateral value. In instances where loans are overcollateralized with an unpaid principal balance less than or equal to $125,000 as of December 31, 2021 these loans are determined to have a fair value equal to par.

[4]

New York City medallion price valuation inputs were determined using a value of $170,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $160,000 and the high value was $180,000. Other jurisdiction medallion prices were determined to have a low, high, and weighted average range of $5,150, $16,000 and $14,662, respectively. A 10% discount is applied to the Market Medallion Price for New York City medallions to estimate costs associated with taking ownership of a medallion as the medallions are not directly held by DePalma.

[5]	Weighted average Discounted Medallion Price is calculated based on the total fair value of underlying medallion collateral.

The value of the underlying collateral and thus, the portfolio of loans may be impacted by multiple factors including, but not limited to, general macroeconomic conditions and state of the taxi industry, loan restructurings, governmental initiatives, and medallion transfers. Without a readily ascertainable market value, the estimated value of DePalma’s portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments. The illiquidity of DePalma’s loan portfolio and investments may adversely affect DePalma’s ability to dispose of loans at times when it may be advantageous for DePalma to liquidate such portfolio or investments. In addition, if DePalma were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the current value of such investments. Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

There were no transfers in and out of Level 3 during the years ended December 31, 2022 or December 31, 2021.

4. Risk Management

In the ordinary course of business, DePalma manages a variety of risks including market risk and liquidity risk.

Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices.

DePalma’s exposure to market risk may be due to many factors, including the movements in interest rates, market volatility, and security values underlying these instruments. DePalma manages its exposure to market risk through its restructuring strategies and how it chooses to resolve loans with borrowers.

Liquidity risk arises in the general funding of DePalma’s trading activities.

DePalma may have investments in loans and other interests acquired through both assignments and/or participations. As with other types of debt instruments, such interests involve the risk of loss in the case of default or insolvency of the borrower, particularly if the borrowing is unsecured. When purchasing loan participations, DePalma may also assume the credit risk associated with a bank or other financial intermediary administering principal and interest payments and crediting such to DePalma as the holder of the loan. Disposal of these loan interests may involve time consuming negotiations and expenses, and prompt sale at an acceptable price may be difficult. As of both December 31, 2021 and December 31, 2022, all loans were owned on assignment.

In addition, since the collateral consists primarily of taxi medallions (in addition to some real estate and personal guaranties), if the overall market for taxi services, income generated from operating medallions, and the value of taxi medallions decreases, this will adversely affect the value of the collateral securing the outstanding medallion loans. If taxi medallion values decline in the future, there is likely to be an increase in medallion loan delinquencies, foreclosures and borrower bankruptcies. DePalma’s ability to recover on defaulted medallion loans by foreclosing on and selling the taxi medallion collateral would be diminished, which would result in future losses on defaulted medallion loans that could have an effect on DePalma’s business. If DePalma is required to liquidate all or a portion of the medallion loans quickly, DePalma could realize less than the value at which DePalma had previously recorded such medallions.

The Members are responsible for identifying and controlling risks. The Members perform risk management of DePalma. The Members have noted the impact of the COVID-19 pandemic and the impact on financial risk. The COVID-19 pandemic, perceptions regarding its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the US and global economy, employment levels, employee productivity and financial market conditions, which, in turn, may continue to have negative effects on the ability of borrowers repay outstanding loans and the value of medallion collateral securing loans. A prolonged economic slowdown could adversely affect the performance of DePalma.

DePalma relies heavily on Field Point Servicing, LLC for most of the day-to-day servicing of the taxi medallion loans. Since inception, Field Point Servicing, LLC has provided various services, including, but not limited to, handling the loan foreclosure process and the transfer and registration of medallions. DePalma is subject to the risk of discontinuation of its servicing agreement with Field Point Servicing LLC, and the risk that, upon such event, no suitable replacement will be found. The success of DePalma’s operations depend to a significant extent upon the expertise and services of Field Point Servicing, LLC, and the loss of this key service provider could have a material adverse effect on DePalma’s business. If DePalma does not effectively develop and manage our outsourcing strategies, there could be a material adverse effect on DePalma’s business, financial condition and results of operations.

5. Loan servicing fees

DePalma pays a servicing fee to the third-party Loan Servicer under a loan servicing agreement. Fees paid during the years ended December 31, 2022 and December 31, 2021, amounted to $4,800,000 and $4,664,265, respectively, and is included in the Consolidated Statements of Operations.

6. Related Party Transactions

Due to some Member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) to the Members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, an entity under the same ownership that operates along side DePalma, which was established to hold medallion assets that may produce effectively connected income. DePalma, via its Members, contributed taxi medallions with a fair value of $11,575,300 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the year ended December 31, 2022. DePalma, via its Members, contributed taxi medallions with a fair value of $57,026,080 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the year ended December 31, 2021. Refer to Note 2 for additional information on foreclosures. The above transactions were reflected as in-kind purchases and sales of investments at the Members’ level. Net realized gain (loss) for the year ended December 31, 2022 and 2021 included in net realized gain (loss) from investments on the Consolidated Statements of Operations of $8,265,974 and $40,432,595, respectively, relates to the foreclosure of the medallions prior to the distribution in-kind.

In certain instances where funds are required immediately, DePalma will wire monies on behalf of DePalma II. DePalma II will reimburse DePalma in a timely manner. When such transactions occur, the amounts are initially shown as due from related party in the Consolidated Statements of Assets and Liabilities. During the year ended December 31, 2022, DePalma II reimbursed DePalma $183,820 for administrative expenses paid by DePalma on behalf of DePalma II (including amounts recorded as due from related party as of December 31, 2021). During the year ended December 31, 2021, DePalma, via its Members, contributed $4,365,000 into DePalma II. DePalma II used these funds to reimburse DePalma $2,611,157 the purchase of cars (taxicab vehicles), purchases of additional investments in working capital notes between DePalma II and Septuagint Solutions LLC, a related party of DePalma II ($1,000,000 relating to 2021 and $250,000 relating to 2020), and other expenses such as medallion filing fees and administrative expenses which were incurred since 2019.

As of December 31, 2022 and December 31, 2021, the amount due from related party is $0, and $35,886, respectively.

7. Members’ Capital

Allocation of profits and losses

Net investment income or loss, net realized gain or loss, and unrealized gain or loss on investments are allocated to the Members pro rata in proportion to their respective capital balance. Management and performance fees are charged directly to the Members at their respective funds, and are not charged at DePalma.

Contributions

Units are issued to the Members for contributions made to DePalma.

Distributions

Distributions to Members are made at the times and amounts determined by the Members in proportion to the Members’ respective Units.

8. Commitments and Contingencies

As of December 31, 2022 and December 31, 2021, DePalma had no unfunded loan commitments.

9. Indemnifications

In the normal course of business, DePalma enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. DePalma’s maximum exposure under these arrangements cannot be estimated, as this would involve future claims that may be made against DePalma that have not yet occurred. However, based on experience, the DePalma expects the risk of loss to be remote.

10. Financial Highlights

The following represents total return information and the ratios to average members’ capital for the years ended December 31, 2022, and December 31, 2021:

	Year Ended
	2022	2021
Total return
Total return (1)(2)	6.68%	2.50%

Ratios to average members’ capital
Total expenses (3)	1.70%	1.47%

Net investment gain/(loss) (3)	0.00%	(0.86)%

(1)

Total return information and the ratios to average members’ capital are calculated for all members taken as a whole. Each member’s return and ratios may vary from these returns and ratios based on the timing of capital transactions.

(2)	The total return above is calculated by compounding monthly rates of return.
(3)	The expense and net investment gain/(loss) ratios are calculated as total operating expenses and net investment gain/(loss) to the Members divided by the Members’ average capital balance for the year.

11. Subsequent Events

The Members have evaluated the impact of subsequent events on DePalma through June 26, 2023, the date the financial statements were available to be issued. Subsequent to December 31, 2022 and prior to the issuance of these financial statements, DePalma recorded capital contributions of $175,000, of which all were in-kind contributions and recorded distributions of $72,900,000, of which $53,900,000 were capital in-kind distributions.

On February 14, 2023, DePalma and DePalma Acquisition II LLC (together, the “DePalma Companies”), entered into a business combination agreement (the “BCA”) with Marblegate Acquisition Corp. (“MAC”), a Delaware corporation, Marblegate Asset Management, LLC, a Delaware limited liability company, Marblegate Capital

Corporation (“Newco”), a Delaware corporation, MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC, pursuant to which MAC agreed to combine with the DePalma Companies in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected trade on the Nasdaq Global Market (the “Business Combination”). Under the BCA, the aggregate consideration payable to the DePalma Companies at the closing of the Business Combination is based on a valuation of the DePalma Companies of approximately $750 million plus minimum cash. The closing of the Business Combination is subject to the satisfaction or waiver of certain conditions disclosed in MAC’s 8-K filed with the SEC on February 21, 2023, including, among others, approval by MAC shareholders and the Nasdaq Stock Market’s approval for listing the New MAC Common Stock to be issued in connection with the Business Combination.

DePalma Acquisition II LLC

Nine Months Ended September 30, 2023 and 2022

Interim Report

DePalma Acquisition II LLC

Consolidated Statements of Assets and Liabilities

(Stated in United States Dollars)

	September 30, 2023	December 31, 2022
	(Unaudited)
Assets:
Investments, at fair value (cost of $251,725,257 and $173,964,042 as of September 30, 2023 and December 31, 2022, respectively)	$266,923,500	$189,271,200
Cash	437,460	968,611
Property and equipment, net	5,360,596	3,014,319

Total assets	$272,721,556	$193,254,130

Liabilities:
Deposit liability – related party (See Notes 4 and 7)	$2,855,607	$1,248,481
Due to related party (See Note 7)	2,056,000	—
Accrued expenses and other liabilities	125,653	119,478

Total liabilities	5,037,260	1,367,959
Members’ capital (252,410,087 and 179,374,689 Units outstanding as of September 30, 2023 and December 31, 2022, respectively)	267,684,296	191,886,171

Total liabilities and members’ capital	$272,721,556	$193,254,130

Members’ capital per unit	$1.06	$1.07

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Operations (Unaudited)

(Stated in United States Dollars)

	For the Nine Months Ended September 30,
	2023	2022
Investment income:
Investment income	$—	$—

Expenses:
Depreciation expense	885,573	769,432
Professional fees	856,087	163,860
Administration fees	112,515	93,585

Total expenses	1,854,175	1,026,877

Net investment loss	(1,854,175)	(1,026,877)

Net realized and unrealized (losses) gains on investment transactions:
Net realized gain from investment transactions – related parties (See Note 7)	57,873	—
Net change in unrealized (depreciation) appreciation from investments	(285,723)	5,125,000

Net realized and unrealized (losses) gains	(227,850)	5,125,000

Net (decrease) increase in members’ capital from operations	$(2,082,025)	$4,098,123

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Changes in Members’ Capital (Unaudited)

(Stated in United States Dollars)

	Total members’ capital
	Units	Value
Balance, January 1, 2022	168,386,423	$175,130,461
Net investment loss	—	(1,026,877)
Net change in unrealized appreciation of investments	—	5,125,000
Capital contributions – related parties (See Note 7)	8,111,503	8,525,000

Balance, September 30, 2022	176,497,926	$187,753,584

	Total members’ capital
	Units	Value
Balance, January 1, 2023	179,374,689	$191,886,171
Net investment loss	—	(1,854,175)
Net realized gain from investments – related parties (See Note 7)	—	57,873
Net change in unrealized depreciation of investments	—	(285,723)
Capital distributions – related parties (See Note 7)	(1,479,419)	(1,575,000)
Capital contributions – related parties (See Note 7)	74,514,817	79,455,150

Balance, September 30, 2023	252,410,087	$267,684,296

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Cash Flows (Unaudited)

(Stated in United States Dollars)

	For the Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net (decrease) increase in members’ capital resulting from operations	$(2,082,025)	$4,098,123
Adjustments to reconcile net (decrease) increase in members’ capital resulting from operations to net cash (used in) provided by operating activities:
Purchases of vehicles – related party (See Note 7)	(1,175,850)	—
Depreciation expense	885,573	769,432
Realized gain from investment transactions – related parties (See Note 7)	(57,873)	—
Net change in unrealized depreciation (appreciation) from investments	285,723	(5,125,000)
Changes in operating assets and liabilities:
Deposit liability – related party (See Notes 4 and 7)	1,607,126	780,299
Due to related party (See Note 7)	—	(35,886)
Accrued expenses and other liabilities	6,175	14,633

Net cash (used in) provided by operating activities	(531,151)	501,601

Net (decrease) increase in cash	(531,151)	501,601
Cash at beginning of period	968,611	41,118

Cash at end of period	$437,460	$542,719

Supplemental disclosure of cash flow information:
In-kind contribution and purchase – related parties (See Note 7)	$79,455,150	$8,525,000

In-kind distribution and sale to related parties (See Note 7)	$1,575,000	—

Purchase of vehicles due to related parties (See Note 7)	$2,056,000	$—

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Schedule of Investments

(Stated in United States Dollars)

September 30, 2023 (Unaudited)
Description	Jurisdiction	Quantity	Fair Value	Percentage of Members’ Capital
Investments, at fair value
United States of America:
Transportation:
Taxi Medallions:
	New York City	1,517	$265,475,000	99.17%
	Chicago	89	1,112,500	0.42%
	Philadelphia	28	336,000	0.13%

Total Taxi Medallions (cost - $249,625,257)			266,923,500	99.72%

Promissory Notes - related party (See Notes 4 and 7)			—	—%

Total Promissory Notes - related party (cost - $2,100,000)			—	—%

Total United State of America (cost - $251,725,257)			266,923,500	99.72%

Total Investments, at fair value (cost - $251,725,257)			$266,923,500	99.72%

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Schedule of Investments

(Stated in United States Dollars)

December 31, 2022
Description	Jurisdiction	Quantity	Fair Value	Percentage of Members’ Capital
Investments, at fair value
United States of America:
Transportation:
Taxi Medallions:
	New York City	1,072	$187,600,000	97.77%
	Chicago	89	1,424,000	0.74%
	Philadelphia	48	247,200	0.13%

Total Taxi Medallions (cost - $171,864,042)			189,271,200	98.64%

Promissory Notes - related party (See Notes 4 and 7)			—	—%

Total Promissory Notes - related party (cost - $2,100,000)			—	—%

Total United State of America (cost - $173,964,042)			189,271,200	98.64%

Total Investments, at fair value (cost - $173,964,042)			$189,271,200	98.64%

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

1. Organization

DePalma Acquisition II LLC (“DePalma II” or the “Co-investment vehicle”) is a Delaware limited liability company which was formed on February 23, 2018 and commenced operations on March 29, 2018. DePalma II invested in numerous wholly owned limited liability companies (“Mini-LLCs”) which were incorporated in New York or Delaware, to hold at least two taxi medallions each. The financial position and results of operations of the Mini-LLCs have been consolidated with those of DePalma II. There is no defined end of life for DePalma II.

The investment objective of DePalma II is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including taxi medallions.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement dated July 1, 2020 (the “LLC Agreement”), DePalma II issued one class of equity Units to its members in consideration for their cash contributions to DePalma II. DePalma II’s members consist of Marblegate Tactical Master Fund II, L.P., a Delaware limited partnership, DePalma Dispatch Inc., a Delaware corporation and an entity indirectly 100% owned by Marblegate Special Opportunities Master Fund, L.P, a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund II, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund II, L.P., a Delaware limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership (collectively, the “Members”). DePalma II is managed by its Members, each of which is managed by Marblegate Asset Management, LLC (“Marblegate”) a Delaware limited liability company (“the Investment Manager”).

The Members, by the affirmative vote of 100% of all Member Units, have full and compete authority, power, and discretion to manage and control the business, affairs and properties of DePalma II, make all decisions regarding those matters and perform any and all other acts or activities customary to the management of DePalma II’s business. The Members have limited liability and are managed and controlled by the Investment Manager and affiliates thereof, and none of the limited partners of the Members participate in the management of their respective partnerships.

As of September 30, 2023 and December 31, 2022, DePalma Dispatch Inc., Marblegate Strategic Opportunities Master Fund I, LP, Marblegate Partners Master Fund II, L.P., Marblegate Tactical Master Fund II, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund II, L.P. owned 12.87%, 18.34%, 5.25%, 16.29%, 12.74% and 34.51%, respectively, of DePalma II.

SS&C Financial Services LLC (“the Administrator”) serves as administrator to DePalma II. The Administrator performs certain middle-office and/or back-office support activities.

Business Combination Agreement

On February 14, 2023, DePalma II and DePalma Acquisition I LLC (together, the “DePalma Companies”), entered into a business combination agreement (the “BCA”) with Marblegate Acquisition Corp. (“MAC”), a Delaware corporation, Marblegate Asset Management, LLC, a Delaware limited liability company, Marblegate Capital Corporation (“Newco”), a Delaware corporation, MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC, pursuant to which MAC agreed to combine with the DePalma Companies in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected trade on the Nasdaq Global Market (the “Business Combination”). Under the BCA, the

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

aggregate consideration payable to the DePalma Companies at the closing of the Business Combination is based on a valuation of the DePalma Companies of approximately $750 million plus minimum cash. The closing of the Business Combination is subject to the satisfaction or waiver of certain conditions disclosed in MAC’s 8-K filed with the SEC on February 21, 2023, including, among others, approval by MAC shareholders and the Nasdaq Stock Market’s approval for listing the New MAC Common Stock to be issued in connection with the Business Combination.

Investment in Septuagint

In February 2019, DePalma II entered into a non-controlling joint venture with a third-party, Kirie Eleison Corp (“KE”), and formed Septuagint Solutions LLC (“Septuagint”). Septuagint is a Medallion Leasing Agent and Taxi Fleet operating company, licensed by the New York City Taxi and Limousine Commission as an agent/broker for managing New York City taxi medallions. DePalma II entered this venture as an entryway toward getting DePalma II medallions on the road in order to begin to monetize its medallions. The owners of KE have been in the business of managing taxis and can also monetize their medallions through Septuagint. Septuagint’s business is overseen by a board of directors comprised of two designated DePalma II members and two designated KE members. Septuagint was formed by issuance of units to its initial members for no monetary consideration, and was accompanied by funding via a promissory note from DePalma II. As of September 30, 2023 and December 31, 2022, DePalma II and KE each own 50% of Septuagint’s outstanding voting units. Septuagint was determined to be a variable interest entity (“VIE”) pursuant to ASC Topic 810, Consolidation (“ASC 810”), however it was determined that DePalma II was not the primary beneficiary from inception through September 30, 2023 as DePalma II does not have power. Given the non-controlling nature of the relationship between DePalma II and Septuagint, Septuagint’s financial statements have not been consolidated with DePalma II, however DePalma II will continue to monitor its relationship with Septuagint for changes in facts and circumstances that could affect DePalma II’s consolidation requirements. The investment in Septuagint is an equity method investment to which DePalma II has elected the fair value option. As of September 30, 2023 and December 31, 2022, the fair value of DePalma II’s equity and promissory note investments in Septuagint were zero. DePalma II remains exposed to risk of loss on these investments and other contractual arrangements with Septuagint, however is not aware of other guarantees or exposures occurring outside of the normal course of business that are not disclosed herein. See Note 3 and Note 4 for additional information related to Septuagint.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements are stated in United States Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) for interim financial information. These unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The following is a summary of the significant accounting policies followed by the Co-investment vehicle in the preparation of its consolidated financial statements. These consolidated financial statements should be read in conjunction with the Co-investment vehicle’s operating agreement and LLC agreement (“the Agreements”), and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Assessment as Investment Company

DePalma II is considered to be an investment company for financial reporting purposes and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standard Boards (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”). This conclusion will be reassessed on an annual basis, if any of the criteria or characteristics described in ASC 946 change.

Basis of Consolidation

The Co-investment vehicle’s investments in taxi medallions are generally made through the Mini LLC’s. The Mini LLC’s are consolidated wholly-owned subsidiaries used as an extension of the Co-investment vehicle’s investment operations. All inter-company transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Cash

The Co-investment vehicle’s cash is held by major financial institutions, which accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per legal entity. At times, cash balances may exceed federally insured limits, and this potentially subjects the Co-investment vehicle to concentration of credit risk. The Co-investment vehicle has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on its balances. The Co-investment vehicle does not maintain any cash equivalents and none of the cash reflected on the Consolidated Statements of Assets and Liabilities is restricted.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings as income from operations. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives, as follows:

Asset Category	Depreciable Life
Taxicab vehicles	5 years

Consolidated Schedule of Investments

The industry and geographic classifications of the investments reflected in the accompanying Consolidated Schedule of Investments are based on the Members’ reasonable belief as to the most accurate classifications as of September 30, 2023 and December 31, 2022.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Investment Transactions

The Co-investment vehicle records investment transactions and related income and expenses on a trade date basis. Realized gains and losses from investment transactions are recorded on an average cost basis in the Consolidated Statements of Operations. Realized gains and losses on the sales of investments are recognized in operations at the date of sale as the difference between the sale proceeds and the cost of the investment. Unrealized gains and losses on investment transactions consist of both the change in fair value on an investment and the reversal of any previously recognized unrealized gain or loss on an investment sold during the period.

Valuation of Investments

Investments shall be valued by management in good faith in a commercially reasonable manner.

For taxi medallions, a valuation methodology consistent with the market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value (See Note 3).

DePalma II accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurement (“ASC 820”). The fair value of the DePalma II’s assets and liabilities, which qualify as financial instruments under ASC 825, Financial Instruments (“ASC 825”), approximates the carrying amounts presented in the financial statements.

DePalma II’s most notable investments are in taxi medallions, which are determined to be intangible assets in accordance with ASC 350, Intangibles – goodwill and other (“ASC 350”). Taxi medallions are generally subject to renewal every two years, however, otherwise have an indefinite life. Costs incurred for renewal of taxi medallions are included within administration fees in the Consolidated Statements of Operations. DePalma II determined the medallions to be investments held for capital appreciation and therefore records the medallions at fair value within the Consolidated Schedule of Investments consistent with DePalma II’s status as an investment company. Changes in the fair value of medallions during each reporting period are included within net change in unrealized (depreciation) appreciation from investments in the Consolidated Statements of Operations. Refer to Note 4 for additional information related to the fair value measurement of taxi medallions.

Fair value estimates are made at a specific point in time, based on market conditions and information about the investments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates (See Note 3).

Income Taxes

The Co-investment vehicle is not a taxable entity and is not subject to federal, state or local income taxes. The Members are individually liable for the taxes on their share of the Co-investment vehicle’s taxable income or loss. The Co-investment vehicle applies the provisions of ASC 740, Accounting for Uncertainty in Income Taxes (“ASC 740”), which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures, related to uncertain income tax positions. ASC 740 requires that the Co-investment vehicle determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Co-investment

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

vehicle presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The Co-investment vehicle classifies interest and penalties associated with uncertain tax positions, if any, within income tax expense.

In accordance with provisions set forth in ASC 740, the Members have reviewed the Co-investment vehicle’s tax positions, including interest and penalties, for all open tax years and concluded that the application of ASC 740 had no effect on the Co-investment vehicle’s financial position, results of operations or cash flows. As of September 30, 2023 and 2022, the Members have concluded that a provision for income taxes is not required.

Indemnifications

In the normal course of business, DePalma II enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. DePalma II’s maximum exposure under these arrangements cannot be estimated, as this would involve future claims that may be made against DePalma II that have not yet occurred. However, based on experience, DePalma II expects the risk of loss to be remote.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance significantly changes how entities will measure credit losses on most financial assets and requires entities to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of the amortized cost that the entity expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. The guidance is effective for fiscal years beginning after December 15, 2022 with early adoption permitted. The Members adopted this guidance effective January 1, 2023, which was not material to the consolidated financial statements for the nine months ended September 30, 2023.

In January 2021, the FASB issued ASU 2021-01 (“ASU 2021-01”), Reference Rate Reform (Topic 848). ASU 2021-01 is an update of ASU 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR, regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Subsequent to the issuance of ASU 2021-01, ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 further defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, for all entities. The Members are still evaluating the impact of ASU 2021-01 on the Co-investment vehicle.

3. Fair Value Measurements

As noted above, DePalma II applies the provisions of ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments and liabilities at fair value. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of DePalma II. Unobservable inputs reflect the Members’ own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The inputs or methodology used for valuing investments are not necessarily an indication of the risks associated with investing in those investments. The types of investments which would generally be included in this category are private equity and/or debt investments issued by private entities, and thinly traded investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. In addition to using the above inputs in investment valuations, DePalma II continues to employ the valuation policy that is consistent with ASC 820.

The following table presents information about DePalma II’s investments by levels within the valuation hierarchy. Refer to the consolidated Schedule of Investments for further detail on the industry and geographic concentration.

	Level 1	Level 2	Level 3	Amount at Fair Value
September 30, 2023
Investments
Taxi Medallions:
Transportation	$—	$—	$266,923,500	$266,923,500

Total Investments	$—	$—	$266,923,500	$266,923,500

December 31, 2022
Investments
Taxi Medallions:
Transportation	$—	$—	$189,271,200	$189,271,200

Total Investments	$—	$—	$189,271,200	$189,271,200

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs:

Taxi Medallions
Balance as of January 1, 2022	$171,170,900
Net change in appreciation from investments	6,525,000
In-kind contribution – related parties	11,575,300

Balance as of December 31, 2022	$189,271,200
Net change in depreciation from investments	(285,723)
Realized loss from investments – related parties	57,873
In-kind distribution – related parties	(1,575,000)
In-kind contribution – related parties	79,455,150

Balance as of September 30, 2023	$266,923,500

Net change in unrealized (loss) gain from Level 3 investments still held at September 30, 2023 and December 31, 2022 included in net change in unrealized (depreciation) appreciation from investments on the Consolidated Statements of Operations was $(119,700) and $6,525,000 for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

With respect to investments valued by management, the valuation techniques employed are based on a market approach and consider the evaluation of arm’s-length transactions with third parties.

The following table summarizes the valuation technique and significant unobservable inputs used for DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of September 30, 2023:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[3]
NYC Taxi Medallions	$265,475,000	Market Approach[1]	Market Medallion Price[2]	$175,000	$175,000	$175,000
Taxi Medallions – Other	1,448,500	Market Approach	Market Medallion Price	12,000	12,500	12,350

	$266,923,500

[1]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma I sales prices (ranging from $175,000 to $176,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000).

[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

The following table summarizes the valuation technique and significant unobservable inputs used for the DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Inputs	Low Range	High Range	Weighted Average[3]
NYC Taxi Medallions	$187,600,000	Market Approach[1]	Market Medallion Price[2]	$175,000	$175,000	$175,000
Taxi Medallions – Other	1,671,200	Market Approach	Market Medallion Price	5,150	16,000	14,395

	$189,271,200

[1]

Encompasses a variety of data, including market prices reported by the TLC (ranging from $35,000 to $360,000), DePalma restructuring medallion prices (ranging from $100,000 to $300,000), and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”) (at a price of $170,000).

[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

The value of DePalma II’s medallion portfolio may be impacted by multiple factors including, but not limited to, general macroeconomic conditions and state of the taxi industry, governmental initiatives, and medallion transfers. Without a readily ascertainable market value, the estimated value of DePalma II’s medallion portfolio may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the medallions. Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

DePalma II recognizes certain working capital notes receivable between DePalma II and Septuagint (see Note 4) at fair value. In addition, DePalma II recognizes its equity interest in Septuagint as an equity method investment to which DePalma II has elected the fair value option pursuant to ASC 825. As of September 30, 2023 and December 31, 2022, based on an assessment of Septuagint’s creditworthiness and uncertainty of ability to generate positive cash flows from operations, most notably due to the impact of COVID-19 on the operations of Septuagint, DePalma II determined the fair value of both the Working Capital Note and its investment in Septuagint to be zero. The fair value of these investments will continue to be evaluated based on the facts and circumstances at each reporting period.

There were no transfers in and out of Level 3 during any of the periods presented.

4. Septuagint

As discussed in Note 1, Septuagint is a Medallion Leasing Agent and Taxi Fleet operating company, licensed by the New York City Taxi and Limousine Commission as an agent/broker for managing New York City taxi medallions, to which DePalma II has a non-controlling interest in and does not consolidate within its consolidated financial statements. The investment in Septuagint is accounted for as an equity method investment to which DePalma II has elected the fair value option. As of September 30, 2023 and December 31, 2022, the fair value of the equity investment in Septuagint was determined to be zero (see Note 3).

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Working Capital Note

DePalma II has provided working capital to Septuagint through various promissory note agreements. DePalma II extended promissory notes to Septuagint aggregating $2,234,109 (collectively, the “Working Capital Note”). The Working Capital Note accrues interest at a rate of 12% per annum and had a maturity date of June 3, 2023. In June 2023, the Working Capital Note was amended to extend the maturity date to June 3, 2026. Any accrued unpaid interest is automatically treated as PIK interest. DePalma II accounts for the Working Capital Note as a Level 3 investment recorded at fair value. As of September 30, 2023 and December 31, 2022, the fair value of the Working Capital Note was determined to be zero (see Note 3).

Reimbursable Expenses

Separate from the Working Capital Note, DePalma II has a $191,341 non-interest bearing receivable from Septuagint, relating to reimbursable expenses incurred during the year ended December 31, 2020. Based on an assessment of Septuagint’s creditworthiness and consistent with other arrangements with Septuagint, DePalma II determined this receivable was not probable to be collected, and therefore determined the appropriate carrying value of this receivable to be $0. As of September 30, 2023 and December 31, 2022, no payments have been received pursuant to this receivable.

Lease Agreements

DePalma II enters into promissory note agreements with various Mini-LLCs to provide the Mini-LLCs with funding to purchase vehicles (the “Promissory Notes”), which each have a maturity date of approximately three years from issuance and accrue interest at 6% per annum. In addition to the Promissory Notes, DePalma II enters into a guaranty agreement with Septuagint that names Septuagint as the guarantor of the Promissory Notes between DePalma II and the Mini-LLCs (the “Guaranty Agreement”). The Guaranty Agreement states Septuagint “absolutely, unconditionally and irrevocably guarantees” to DePalma II, its successor and assigns, the full and prompt payment and performance of all present and future obligations of the Mini-LLCs to DePalma II under the Promissory Notes, including payments of principal and interest when due, whether at stated maturity, by required prepayment, upon acceleration or demand. Under the Guaranty Agreement, Septuagint is required to make monthly Promissory Note payments directly to DePalma II, on behalf of the Mini-LLCs, primarily with cash flows it generates from separate agreements it enters with taxi drivers for the use of the medallions and vehicles. In instances where Septuagint is unable to make scheduled Promissory Notes payments, for example during the COVID-19 pandemic as further detailed below, DePalma II does not require the Mini-LLCs to make payments under the Promissory Notes as Septuagint has guaranteed these payments pursuant to the Guaranty Agreements. Upon an event of default of a Promissory Note, DePalma II may accelerate payment by Septuagint of the entire unpaid principal balance and accrued interest at its discretion.

In addition, the Mini-LLCs enter into various medallion owner lease agreements with Septuagint (the “Lease Agreements”), whereby the Mini-LLCs lease one or more medallions (the “Medallions”) per agreement and related taxicab vehicles to be used in connection with the operation of each Medallion (the “Vehicles”) to Septuagint. Pursuant to each Lease Agreement, Septuagint is granted the exclusive right to operate or sublease the Medallions in the amount of monthly rental payments of $1,500 per Medallion and has an initial noncancellable term of two-years with two consecutive automatic one-year renewal options. The Guaranty Agreements and the Lease Agreements are considered a single contract as they entered into at or near the same time with the same counterparty (Septuagint). As such, Septuagint is separately obligated to pay for the Vehicles under the various Guaranty Agreements. Septuagint is granted full and exclusive authority to sell (or lease) the

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Vehicles on behalf of the Mini-LLCs at such price as Septuagint shall determine in its sole discretion. The Mini-LLCs retain ownership interest in the Medallions and Vehicles throughout the contractual term, unless otherwise agreed upon.

Upon commencement of the initial Lease Agreements in 2020, DePalma II assessed the collectibility of substantially all payments associated with the Lease Agreements and concluded the payments would not be collectible due to Septuagint’s lack of operating history and ability to pay its obligations when due. In addition, as a result of COVID-19, Septuagint’s ability to pay significantly deteriorated and DePalma II continued to assess whether it was probable that it will collect the consideration for the Lease Agreements and concluded the payments would not be collectible through September 30, 2023.

Medallions

As noted above, the Medallions are determined to be intangible assets not subject to ASC 842, Leases (“ASC 842”), therefore DePalma II determined ASC 606, Revenue from Contracts with Customers (“ASC 606”) should be applied. As noted above, DePalma II concluded the payments would not be collectible at inception through September 30, 2023 and, as such, the Medallions are not considered a revenue contract under ASC 606 from inception through September 30, 2023 and no income was recorded for the nine months ended September 30, 2023 and 2022. DePalma II continues to assess collectibility by reviewing Septuagint’s payment history and financial condition to determine whether collectibility of the Medallion payments are deemed probable. As of September 30, 2023, no payments have been received related to the Medallions.

Vehicles

DePalma II accounts for leases in accordance with ASC 842 and determined all active leases to be sales-type leases. Collectibility of lease payments is not determined to be probable through September 30, 2023 and, as such, DePalma II recognizes the underlying leased Vehicles within property and equipment, net in the Consolidated Statements of Assets and Liabilities. As a result of COVID-19, Septuagint’s ability to pay significantly deteriorated and DePalma II implemented a payment holiday beginning March 2020 through April 30, 2022. In light of the COVID-19 pandemic, the FASB provided certain acceptable methods to account for such lease deferrals under the relief. During this payment holiday, DePalma II recognized lease income on a cash basis due to the collectibility assessment, resulting in the recognition of no lease income during the period of January 1, 2022 through April 30, 2022 as no payments were received during this period.

DePalma II will continue to assess the collectibility of the Vehicle lease payments which, if deemed collectible, could affect the presentation of DePalma II’s Vehicles and related leases. From May 1, 2022 to December 31, 2022, after the payment holiday ended, DePalma II began receiving lease payments. As of September 30, 2023 and December 31, 2022, DePalma II received lease payments totaling $2,855,607 and $1,248,481, respectively, which are recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities until the applicable leases are subsequently deemed collectible.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Future contractual undiscounted cash flows for Vehicle leases as of September 30, 2023 are as follows:

Rest of 2023	$763,110
2024	3,052,439
2025	1,739,137
2026	672,879

Total	$6,227,565

5. Property and Equipment

Property and equipment consisted of the following:

	September 30, 2023	December 31, 2022
Taxicab vehicles	$8,361,399	$5,129,549
Less: accumulated depreciation	(3,000,803)	(2,115,230)

Property and equipment, net	$5,360,596	$3,014,319

Depreciation expense totaled $885,573 and $769,432 for the nine months ended September 30, 2023 and 2022, respectively.

6. Risk Management

In the ordinary course of business, DePalma II manages a variety of risks including market risk and liquidity risk. Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices. Liquidity risk arises in the general funding of DePalma II’s trading activities.

DePalma II’s exposure to market risk may be due to many factors, including the movements in interest rates, indexes, market volatility, and investment values underlying these investments.

DePalma II relies heavily on Field Point Servicing, LLC for most of the servicing of the taxi medallions. Since inception, Field Point Servicing, LLC has provided various services, including, but not limited to, handling the loan foreclosure process and the transfer and registration of medallions. DePalma II is subject to the risk of discontinuation of its servicing agreement with Field Point Servicing, LLC, and the risk that, upon such event, no suitable replacement will be found. DePalma II is not invoiced directly for services by Field Point Servicing, LLC however is subject to reimbursement to a related party for costs incurred on behalf of DePalma II (see Note 7). The success of DePalma II’s operations depend to a significant extent upon the expertise and services of Field Point Servicing, LLC, and the loss of this key service provider could have a material adverse effect on DePalma II’s business. If DePalma II does not effectively develop and manage its outsourcing strategies, there could be a material adverse effect on DePalma II’s business, financial condition and results of operations.

DePalma II relies on Septuagint’s ability to pay its debt obligations to DePalma II. Septuagint’s ability to pay is driven by market conditions and the credit risk of the drivers with whom Septuagint interfaces. The inability of Septuagint to pay its debt obligations could have a material adverse effect on DePalma II’s business, financial condition and results of operations.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

The Members are responsible for identifying and managing risks for DePalma II. The Members have noted the impact of the COVID-19 pandemic and the impact on financial risk. The COVID-19 pandemic, perceptions regarding its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the US and global economy, employment levels, employee productivity and financial market conditions, which, in turn, may continue to have negative effects on the ability of taxi drivers to pay amounts due under their vehicle and medallion lease agreements. A prolonged economic slowdown could adversely affect the performance of DePalma II.

7. Related Party Transactions

DePalma I

DePalma Acquisition I LLC (“DePalma I”), an entity under the same ownership as DePalma II, was established to hold taxi medallion loans that are collateralized by taxi medallions. Due to some member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement being executed by DePalma I, the underlying medallion collateral for the loan will be distributed out (in-kind) to the members and their respective feeder funds who then re-contribute the medallion collateral (in-kind) into DePalma II which is less sensitive to effectively connected income. The fund Members of DePalma II have embedded in their fund structures a subchapter C corporation interposed within the applicable fund’s structure, in which the corporation pays corporate level tax. This insulates those investors that are effectively connected income-sensitive from direct taxes with respect to the medallions. Such investors do, however, bear the tax indirectly as indirect owners of the C corporation DePalma I, via its members, contributed taxi medallions with a fair value of $79,455,150 and $8,525,000 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the nine months ended September 30, 2023 and 2022, respectively. During the nine months ended September 30, 2023, DePalma II, via its members, distributed taxi medallions with a fair value of $1,575,000 in-kind into DePalma I as a result of the reinstatement of certain taxi medallion loans. The above transactions were reflected as in-kind purchases and sales of investments at the Members’ level. Net realized gain for the nine months ended September 30, 2023 and 2022 included in net realized gain from investments – related parties on the Consolidated Statements of Operations for these in-kind transactions was $57,873 and $0, respectively, none of which remained receivable or payable as of the respective periods ended.

In certain instances where funds are required immediately, DePalma I will wire monies on behalf of DePalma II. DePalma II will reimburse DePalma I in a timely manner. When such transactions occur, the amounts are initially shown as due to related party in the Consolidated Statement of Assets and Liabilities. During the nine months ended September 30, 2023, DePalma II reimbursed DePalma I $40,000 for medallion related expenses paid by DePalma I on behalf of DePalma II. During the nine months ended September 30, 2022, DePalma I wired monies on behalf of DePalma II totaling $183,820 for medallion filing fees and other administrative expenses which were incurred during the period and later reimbursed by DePalma II. During the nine months ended September 30, 2023, DePalma I purchased cars (taxicab vehicles) on behalf of DePalma II totaling $2,056,000 which has not yet been reimbursed and is recorded within due to related party on the Consolidated Statements of Assets and Liabilities. During the nine months ended September 30, 2022, DePalma I did not purchase any cars (taxicab vehicles) on behalf of DePalma II.

As of September 30, 2023 and December 31, 2022, the amount due to related party is $2,056,000 and $0, respectively.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

Septuagint

In February 2019, DePalma II entered into a non-controlling joint venture with an unrelated party and formed Septuagint as an entryway toward getting DePalma II medallions on the road to begin to generate additional revenue on its medallions and to invest in a potential growing business that may be exited for capital gains in the future.

As noted above, DePalma II has provided the Working Capital Note to Septuagint through various promissory note agreements totaling $2,234,109. The Working Capital Note accrues interest at a rate of 12% per annum and had a maturity date of June 3, 2023. In June 2023, the Working Capital Note was amended to extend the maturity date to June 3, 2026. Any accrued unpaid interest is automatically treated as PIK interest. As of September 30, 2023 and December 31, 2022, the fair value of the Working Capital Note was determined to be zero (See Note 3 and Note 4).

During the nine months ended September 30, 2023 and 2022, DePalma II received vehicle lease payments from Septuagint totaling $1,607,126 and $780,299, respectively, which are recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities.

Refer to Note 1 and Note 4 for further details.

8. Members’ Capital

Allocation of profits and losses

Net investment income or loss, net realized gain or loss, and unrealized gain or loss on investments are allocated to the Members pro rata in proportion to their respective capital balance. Management and performance fees are charged directly to the Members at their respective funds, and are not charged at DePalma II.

Contributions

Units are issued to the Members for contributions made to DePalma II.

Distributions

Distributions to Members are made at the times and amounts determined by the Members in proportion to the Members’ respective Units.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements (Unaudited)

(Stated in United States Dollars)

9. Financial Highlights

The following represents total return information and the ratios to average members’ capital:

	For the Nine Months Ended September 30,
	2023	2022
Total return
Total return (1)(2)(3)	(0.85)%	2.28%

Ratios to average members’ capital
Total expenses (4)	0.79%	0.57%

Net investment loss (4)	(0.79)%	(0.57)%

(1)

Total return information and the ratios to average members’ capital are calculated for all members taken as a whole. Each member’s return and ratios may vary from these returns and ratios based on the timing of capital transactions.

(2)	The total return above is calculated by compounding monthly rates of return. These returns are not annualized.
(3)	For the nine months ended September 30, 2023 and September 30, 2022, excluding the realized gains on the distributions in-kind to related parties, the total return is (0.85)% and 2.27%, respectively.
(4)

The expense and net investment loss ratios are calculated as total operating expenses and net investment loss to the Members divided by the Members’ average capital balance for the year. These ratios are not annualized.

10. Subsequent Events

The Members have evaluated the impact of subsequent events on DePalma II through the filing of this Form S-4. Subsequent to September 30, 2023 and prior to the issuance of these financial statements, DePalma II recorded capital contributions of $52,025,000, of which $49,025,000 were in-kind contributions, and recorded distributions of $175,000, of which all were in-kind distributions.

DePalma Acquisition II LLC

Year Ended December 31, 2022 and 2021 (As Restated)

Annual Report

Report of Independent Registered Public Accounting Firm

To the Members of

DePalma Acquisition II LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of DePalma Acquisition II LLC (the “Co-investment vehicle”), including the consolidated schedules of investments, as of December 31, 2022 and 2021 (as restated), the related consolidated statements of operations, changes in members’ capital and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Co-investment vehicle at December 31, 2022 and 2021 (as restated), and the results of its operations, changes in its members’ capital and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Restatement of 2021 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Co-investment vehicle’s management. Our responsibility is to express an opinion on the Co-investment vehicle’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Co-investment vehicle in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Co-investment vehicle is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Co-investment vehicle’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Ltd.

We have served as the Co-investment vehicle’s auditor since 2020.

Grand Cayman, Cayman Islands

June 26, 2023

A member firm of Ernst & Young Global Limited

DePalma Acquisition II LLC

Consolidated Statements of Assets and Liabilities

(Stated in United States Dollars)

	December 31, 2022	December 31, 2021
		(As Restated)
Assets:
Investments, at fair value (cost of $173,964,042 and $162,388,742 as of December 31, 2022 and 2021, respectively)	$189,271,200	$171,170,900
Cash	968,611	41,118
Property and equipment, net	3,014,319	4,040,229

Total assets	$193,254,130	$175,252,247
Liabilities:
Deposit liability - related party (See Notes 5 and 9)	$1,248,481	$—
Accrued expenses and other liabilities	119,478	85,900
Due to related party (See Note 9)	—	35,886

Total liabilities	1,367,959	121,786
Members’ capital (179,374,689 and 168,386,423, Units outstanding as of December 31, 2022 and 2021, respectively)	191,886,171	175,130,461

Total liabilities and members’ capital	$193,254,130	$175,252,247

Members’ capital per unit	$1.07	$1.04

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Operations

(Stated in United States Dollars)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
		(As Restated)
Investment income:
Investment income	$—	$—

Expenses:
Depreciation expense	1,025,910	661,315
Professional fees	193,045	228,799
Administration fees	125,528	96,031
Other expenses	107	—

Total expenses	1,344,590	986,145

Net investment loss	(1,344,590)	(986,145)

Net unrealized gains (losses) on investment transactions:
Net change in unrealized appreciation from investments	6,525,000	12,455,120
Net change in unrealized depreciation from investments - related party (See Note 9)	—	(1,250,000)

Net unrealized gains	6,525,000	11,205,120

Net increase in members’ capital from operations	$5,180,410	$10,218,975

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Changes in Members’ Capital

(Stated in United States Dollars)

	Total members’ capital
	Units	Value
Balance, January 1, 2021 (As Restated)	104,947,438	$103,520,406
Net investment loss	—	(986,145)
Net change in unrealized appreciation of investments	—	12,455,120
Net change in unrealized depreciation of investments - related party (See Note 9)	—	(1,250,000)
Capital contributions - related parties (See Note 9)	63,438,985	61,391,080

Balance, December 31, 2021 (As Restated)	168,386,423	$175,130,461

Net investment loss	—	(1,344,590)
Net change in unrealized appreciation of investments	—	6,525,000
Capital contributions - related parties (See Note 9)	10,988,266	11,575,300

Balance, December 31, 2022	179,374,689	$191,886,171

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Statements of Cash Flows

(Stated in United States Dollars)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
		(As Restated)
Cash flows from operating activities:
Net increase (decrease) in members’ capital resulting from operations	$5,180,410	$10,218,975
Adjustments to reconcile net increase (decrease) in members’ capital resulting from operations to net cash provided by (used in) operating activities:
Purchases of investments - related party (See Note 9)	—	(1,250,000)
Purchases of vehicles - related party (See Note 9)	—	(2,611,157)
Depreciation expense	1,025,910	661,315
Net change in unrealized appreciation from investments	(6,525,000)	(12,455,120)
Net change in unrealized depreciation from investments - related party (See Note 9)	—	1,250,000
Changes in operating assets and liabilities:
Deposit liability - related party (See Notes 5 and 9)	1,248,481	—
Due to related party (See Note 9)	(35,886)	(405,454)
Accrued expenses and other liabilities	33,578	(2,503)

Net cash provided by (used in) operating activities	927,493	(4,593,944)

Cash flows from financing activities:
Proceeds from capital contributions - related parties (See Note 9)	—	4,365,000

Net cash provided by financing activities	—	4,365,000

Net increase (decrease) in cash	927,493	(228,944)
Cash at beginning of year	41,118	270,062

Cash at end of year	$968,611	$41,118

Supplemental disclosure of cash flow information:
In-kind contribution and purchase - related parties (See Note 9)	$11,575,300	$57,026,080

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2022
Description	Jurisdiction	Quantity	Fair Value	Percentage of Members’ Capital
Investments, at fair value
United States of America:
Transportation:
Taxi Medallions:
	New York City	1,072	$187,600,000	97.77%
	Chicago	89	1,424,000	0.74%
	Philadelphia	48	247,200	0.13%

Total Taxi Medallions (cost - $171,864,042)			189,271,200	98.64%

Promissory Notes - related party (See Notes 5 and 9)			—	—%

Total Promissory Notes - related party (cost - $2,100,000)			—	—%

Total United State of America (cost - $173,964,042)			189,271,200	98.64%

Total Investments, at fair value (cost - $173,964,042)			$189,271,200	98.64%

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Consolidated Schedule of Investments

(Stated in United States Dollars)

Year Ended December 31, 2021 (As Restated)
Description	Jurisdiction	Quantity	Fair Value	Percentage of Members’ Capital
Investments, at fair value
United States of America:
Transportation:
Taxi Medallions:
	New York City	999	$169,830,000	96.97%
	Chicago	69	1,104,000	0.63%
	Philadelphia	46	236,900	0.14%

Total Taxi Medallions (cost - $160,288,742)			171,170,900	97.74%

Promissory Notes - related party (See Notes 5 and 9)			—	—%

Total Promissory Notes - related party (cost - $2,100,000)			—	—%

Total United State of America (cost - $162,388,742)			171,170,900	97.74%

Total Investments, at fair value (cost - $162,388,742)			$171,170,900	97.74%

See notes to consolidated financial statements.

DePalma Acquisition II LLC

Notes to Consolidated Financial Statements

(Stated in United States Dollars)

Year Ended December 31, 2022 and 2021

1. Organization

DePalma Acquisition II LLC (“DePalma II” or the “Co-investment vehicle”) is a Delaware limited liability company which was formed on February 23, 2018 and commenced operations on March 29, 2018. As of December 31, 2022 and 2021, DePalma II invested in numerous wholly owned limited liability companies (“Mini-LLCs”) which were incorporated in New York or Delaware, to hold at least two taxi medallions each. The financial position and results of operations of the Mini-LLCs have been consolidated with those of DePalma II. There is no defined end of life for DePalma II.

The investment objective of DePalma II is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including taxi medallions.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement dated July 1, 2020 (the “LLC Agreement”), DePalma II issued one class of equity Units to its members in consideration for their cash contributions to DePalma II. DePalma II’s members consist of Marblegate Tactical Master Fund II, L.P., a Delaware limited partnership, DePalma Dispatch Inc., a Delaware corporation and an entity indirectly 100% owned by Marblegate Special Opportunities Master Fund, L.P, a Cayman Islands exempted limited partnership, Marblegate Strategic Opportunities Master Fund I, LP, a Delaware limited partnership, Marblegate Partners Master Fund II, L.P., a Cayman Islands exempted limited partnership, Marblegate Tactical III Master Fund II, L.P., a Delaware limited partnership and Marblegate Cobblestone Master Fund I, LP, a Delaware limited partnership (collectively, the “Members”). DePalma II is managed by its Members, each of which is managed by Marblegate Asset Management, LLC (“Marblegate”) a Delaware limited liability company (“the Investment Manager”).

The Members, by the affirmative vote of 100% of all Member Units, have full and compete authority, power, and discretion to manage and control the business, affairs and properties of DePalma II, make all decisions regarding those matters and perform any and all other acts or activities customary to the management of DePalma II’s business. The Members have limited liability and are managed and controlled by the Investment Manager and affiliates thereof, and none of the limited partners of the Members participate in the management of their respective partnerships.

At December 31, 2022 and 2021, DePalma Dispatch Inc., Marblegate Strategic Opportunities Master Fund I, LP, Marblegate Partners Master Fund II, L.P., Marblegate Tactical Master Fund II, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund II, L.P. owned 12.87%, 18.34%, 5.25%, 16.29%, 12.74% and 34.51%, respectively, of DePalma II.

SS&C Financial Services LLC (“the Administrator”) serves as administrator to DePalma II. The Administrator performs certain middle-office and/or back-office support activities.

Investment in Septuagint

In February 2019, DePalma II entered into a non-controlling joint venture with a third-party, Kirie Eleison Corp (“KE”), and formed Septuagint Solutions LLC (“Septuagint”). Septuagint is a Medallion Leasing Agent and Taxi Fleet operating company, licensed by the New York City Taxi and Limousine Commission as an agent/broker for managing New York City taxi medallions. DePalma II entered this venture as an entryway toward getting DePalma II medallions on the road in order to begin to monetize its medallions. The owners of KE have been in the business of managing taxis and can also monetize their medallions through Septuagint. Septuagint’s business is overseen by a board of directors comprised of two designated DePalma II members and two designated KE members. Septuagint was formed by issuance of units to its initial members for no monetary consideration, and was accompanied by funding via a promissory note from DePalma II. As of December 31, 2022 and 2021, DePalma II and KE each own 50% of Septuagint’s outstanding voting units. Septuagint was determined to be a variable interest entity (“VIE”) pursuant to ASC Topic 810, Consolidation (“ASC 810”), however it was determined that DePalma II was not the primary beneficiary from inception through December 31, 2022 as DePalma II does not have power. Given the non-controlling nature of the relationship between DePalma II and Septuagint, Septuagint’s financial statements have not been consolidated with DePalma II, however DePalma II will continue to monitor its relationship with Septuagint for changes in facts and circumstances that could affect DePalma II’s consolidation requirements. The investment in Septuagint is an equity method investment to which DePalma II has elected the fair value option. As of December 31, 2022 and 2021, the fair value of DePalma II’s equity and promissory note investments in Septuagint were zero. DePalma II remains exposed to risk of loss on these investments and other contractual arrangements with Septuagint, however is not aware of other guarantees or exposures occurring outside of the normal course of business that are not disclosed herein. See Note 4 and Note 5 for additional information related to Septuagint.

2. Restatement of Previously Issued Financial Statements

Subsequent to the issuance of DePalma II’s December 31, 2021 consolidated financial statements on February 12, 2023, DePalma II’s management identified misstatements in accounting and reporting due to an incorrect application of accounting principles, resulting in misstatements in the financial statements relating to its accounting for property and equipment and depreciation expense under the leasing standards and its accounting for the valuation of related party promissory notes as further described below. The misstatements identified also resulted in additional footnote disclosures that were not included in previously issued financial statements.

Working Capital Note

As further detailed in Note 5, DePalma II entered into various promissory notes to provide working capital to Septuagint, with a total principal amount of $2,100,000. DePalma II determined it had incorrectly calculated the fair value of the promissory notes as DePalma II had deemed that the promissory notes were collectible. As a result, on January 1, 2021, DePalma II recorded a decrease to promissory notes receivable and interest receivable of $901,069 and $300, respectively, and a corresponding decrease to members’ capital of $901,369. Additionally, DePalma II reversed the previously reported payment in kind (“PIK”) interest of $219,426 and recorded unrealized depreciation on investments - related party of $1,250,000 to write off the promissory notes receivable during the year ended December 31, 2021, resulting in an additional decrease to promissory notes receivable and interest receivable of $1,468,937 and $489, respectively.

Due from Affiliate

As further detailed in Note 5, DePalma II has a $191,341 non-interest bearing receivable from Septuagint relating to reimbursable expenses. DePalma II determined it had incorrectly assessed the collectibility of this receivable and has determined the appropriate carrying value of this receivable to be $0. As a result, on January 1, 2021, DePalma II recorded a decrease to due from affiliate of $191,341 with a corresponding decrease to members’ capital.

Property and Equipment

As further detailed in Note 5, DePalma II issued promissory notes with various Mini-LLC’s to provide the Mini-LLCs with funding to purchase taxicab vehicles. In connection with these promissory notes, DePalma II entered into guaranty agreements with Septuagint in which the payment obligations of the promissory notes were guaranteed by Septuagint. The Mini LLCs then leased these taxicab vehicles to Septuagint who then leased to and/or entered into installment sales contracts with drivers. DePalma II determined it had incorrectly derecognized the vehicles and accounted for these note agreements as installment sale contracts receivable, and the previously reported financial statements did not appropriately account for the taxicab vehicles as leases pursuant to ASC 840. DePalma II determined the leases to be operating leases as collectibility was not deemed reasonably predictable at lease commencement, and therefore should have recognized the vehicles purchased on its Consolidated Statement of Assets and Liabilities. As such, on January 1, 2021, DePalma II recorded a decrease to member’s capital of $373,575 relating primarily to the depreciation of the taxicab vehicles, a decrease to installment sale contracts receivable of $2,463,962, and an increase to property and equipment of $2,090,387, net of depreciation. Additionally, DePalma II reversed the installment sale contracts receivable of $2,611,157 entered into during the year ended December 31, 2021, recorded an increase to property and equipment of $1,949,842, net of depreciation, as of December 31, 2021 and recorded depreciation expense of $661,315 for the year ended December 31, 2021.

The following tables present the impact of the restatement on DePalma II’s Consolidated Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Members’ Capital and Statement of Cash Flows as of and for the year ended December 31, 2021.

Statements of Assets and Liabilities:

	December 31, 2021
	As Previously Reported	Effect of Restatement	As Restated
Installment sale contracts receivable	$5,075,119	$(5,075,119)	$—
Promissory notes receivable	2,370,006	(2,370,006)	—
Due from affiliate	191,341	(191,341)	—
Interest receivable	789	(789)	—
Property and equipment, net	—	4,040,229	4,040,229

Total assets	178,849,273	(3,597,026)	175,252,247

Total members’ capital	178,727,487	(3,597,026)	175,130,461

Total liabilities and members’ capital	178,849,273	(3,597,026)	175,252,247

Members’ capital per unit	$1.07	$(0.03)	$1.04

Statements of Operations:

	For the Year Ended December 31, 2021
	As Previously Reported	Effect of Restatement	As Restated
Interest income	$219,426	$(219,426)	$—

Total investment income	219,426	(219,426)	—

Depreciation expense	—	661,315	661,315

Total expenses	324,830	661,315	986,145

Net investment income (loss)	(105,404)	(880,741)	(986,145)

Net change in unrealized depreciation from investments—related party	—	(1,250,000)	(1,250,000)

Net realized and unrealized gains (losses)	12,455,120	(1,250,000)	11,205,120

Net increase (decrease) in members’ capital from operations	12,349,716	(2,130,741)	10,218,975

Statements of Changes in Members’ Capital:

	December 31, 2021
	Total members’ capital
	As Previously Reported	Effect of Restatement	As Restated
Balance, January 1, 2021	$104,986,691	$(1,466,285)	$103,520,406
Net investment loss	(105,404)	(880,741)	(986,145)
Net change in unrealized appreciation (depreciation)	12,455,120	(1,250,000)	11,205,120

Balance, December 31, 2021	$178,727,487	$(3,597,026)	$175,130,461

	December 31, 2021
	Members’ Units*
	As Previously Reported	Effect of Restatement	As Restated
Balance, January 1, 2021	104,727,505	219,933	104,947,438
Capital contributions	61,849,907	1,589,078	63,438,985

Balance, December 31, 2021	166,577,412	1,809,011	168,386,423

*

Units issued to members for contributions are dependent upon the net asset value (NAV) of the Co-investment vehicle. As these restatements reported herein have affected the historical NAV, the Units issued and outstanding have been restated.

Statements of Cash Flows:

	For the Year Ended December 31, 2021
	As Previously Reported	Effect of Restatement	As Restated
Net increase (decrease) in members’ capital resulting from operations	$12,349,716	$(2,130,741)	$10,218,975
Adjustments to reconcile net increase (decrease) in members’ capital resulting from operations to net cash provided by (used in) operating activities:
Purchases of investments	—	(1,250,000)	(1,250,000)
Purchases of vehicles	—	(2,611,157)	(2,611,157)
Depreciation expense	—	661,315	661,315
Net change in unrealized depreciation from investments—related party	—	1,250,000	1,250,000
Changes in operating assets and liabilities:
Installment sale contracts receivable	(2,611,157)	2,611,157	—
Promissory notes receivable	(1,468,937)	1,468,937	—
Interest receivable	(489)	489	—

Net cash provided by (used in) operating activities	(4,593,944)	—	(4,593,944)

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are stated in United States Dollars.

DePalma II is considered to be an investment company for financial reporting purposes and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standard Boards (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”). This conclusion will be reassessed on an annual basis, if any of the criteria or characteristics described in ASC 946 change.

The following is a summary of the significant accounting policies followed by the Co-investment vehicle in the preparation of its consolidated financial statements. These consolidated financial statements should be read in conjunction with the Co-investment vehicle’s operating agreement (“the Agreement”).

Basis of Consolidation

The Co-investment vehicle’s investments in taxi medallions are generally made through the Mini LLC’s. The Mini LLC’s are consolidated wholly-owned subsidiaries used as an extension of the Co-investment vehicle’s investment operations. All inter-company transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Cash

The Co-investment vehicle’s cash is held by major financial institutions, which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per legal entity. At times, cash balances may exceed federally insured limits, and this potentially subjects the Co-investment vehicle to concentration of credit risk. The Co-investment vehicle has not experienced any losses in such accounts and believe that it is not exposed to any significant risk on its balances. The Co-investment vehicle does not maintain any cash equivalents and none of the cash reflected on the Consolidated Statements of Assets and Liabilities is restricted.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings as income from operations. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives, as follows:

Asset Category	Depreciable Life
Taxicab vehicles	5 years

Consolidated Schedule of Investments

The industry and geographic classifications of the investments reflected in the accompanying Consolidated Schedule of Investments are based on the Members’ reasonable belief as to the most accurate classifications as of December 31, 2022 and 2021.

Investment Transactions

The Co-investment vehicle records investment transactions and related income and expenses on a trade date basis. Realized gains and losses from investment transactions are recorded on an average cost basis in the Consolidated Statements of Operations.

Valuation of Investments

Investments shall be valued by management in good faith in a commercially reasonable manner.

For taxi medallions, a valuation methodology consistent with the market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value (See Note 4).

DePalma II accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurement (“ASC 820”). The fair value of the DePalma II’s assets and liabilities, which qualify as financial instruments under ASC 825, Financial Instruments (“ASC 825”), approximates the carrying amounts presented in the financial statements.

DePalma II’s most notable investments are in taxi medallions, which are determined to be intangible assets in accordance with ASC 350, Intangibles – goodwill and other (“ASC 350”). Taxi medallions are generally subject to renewal every two years, however, otherwise have an indefinite life. Costs incurred for renewal of taxi medallions are included within administration fees in the Consolidated Statements of Operations. DePalma II determined the medallions to be investments held for capital appreciation and therefore records the medallions at fair value within the Consolidated Schedule of Investments consistent with DePalma II’s status as an investment company. Changes in the fair value of medallions during each reporting period are included within net change in unrealized appreciation (depreciation) from investments in the Consolidated Statements of Operations. Refer to Note 4 for additional information related to the fair value measurement of taxi medallions.

Fair value estimates are made at a specific point in time, based on market conditions and information about the investments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates (See Note 4).

Income Taxes

The Co-investment vehicle is not a taxable entity and is not subject to federal, state or local income taxes. The Members are individually liable for the taxes on their share of the Co-investment vehicle’s taxable income or loss. The Co-investment vehicle applies the provisions of ASC 740, Accounting for Uncertainty in Income Taxes (“ASC 740”), which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures, related to uncertain income tax positions. ASC 740 requires that the Co-investment vehicle determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Co-investment vehicle presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The Co-investment vehicle classifies interest and penalties associated with uncertain tax positions, if any, within income tax expense.

In accordance with provisions set forth in ASC 740, Accounting for Uncertainty in Income Taxes, the Members have reviewed the Co-investment vehicle’s tax positions, including interest and penalties, for all open tax years and concluded that the application of ASC 740 had no effect on the Co-investment vehicle’s financial position, results of operations or cash flows. As of December 31, 2022 and 2021, the Members have concluded that a provision for income taxes is not required.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASC 842”). The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. For operating leases, a lessee is required to recognize a right of use asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous U.S. GAAP. This standard was effective for annual periods beginning after December 15, 2021 and interim periods in annual periods beginning after December 15, 2022 with early adoption permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Co-investment vehicle adopted this standard as of January 1, 2022 utilizing the modified retrospective approach and did not elect the package of practical expedients that typically allow an entity to not reassess whether contracts are or contain leases, lease classification or initial direct costs for existing leases. As such, all existing leases in effect as of January 1, 2022 were reassessed and determined to be sales-type leases pursuant to ASC 842 (See Note 5).

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance significantly changes how entities will measure credit losses on most financial assets and requires entities to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of the amortized cost that the entity expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. The guidance is effective for fiscal years beginning after December 15, 2022 with early adoption permitted. The Members are still evaluating the impact of ASU 2016-13 on the Co-investment vehicle.

In January 2021, the FASB issued ASU 2021-01 (“ASU 2021-01”), Reference Rate Reform (Topic 848). ASU 2021-01 is an update of ASU 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR, regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Subsequent to the issuance of ASU 2021-01, ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 further defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, for all entities. The Members are still evaluating the impact of ASU 2021-01 on the Co-investment vehicle.

4. Fair Value Measurements

As noted above, DePalma II applies the provisions of ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments and liabilities at fair value. Under U.S. GAAP, a fair value hierarchy is implemented for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of DePalma II. Unobservable inputs reflect the Members’ own assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities and in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The inputs or methodology used for valuing investments are not necessarily an indication of the risks associated with investing in those investments. The types of investments which would generally be included in this category are private equity and/or debt investments issued by private entities, and thinly traded investments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.

In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. In addition to using the above inputs in investment valuations, DePalma II continues to employ the valuation policy that is consistent with ASC 820.

The following table presents information about DePalma II’s investments by levels within the valuation hierarchy. Refer to the consolidated Schedule of Investments for further detail on the industry and geographic concentration.

	Level 1	Level 2	Level 3	Amount at Fair Value
December 31, 2022 Investments
Taxi Medallions:
Transportation	$—	$—	$189,271,200	$189,271,200

Total Investments	$—	$—	$189,271,200	$189,271,200

December 31, 2021 Investments
Taxi Medallions:
Transportation	$—	$—	$171,170,900	$171,170,900

Total Investments	$—	$—	$171,170,900	$171,170,900

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs:

	Taxi Medallions	Promissory Notes
Balance as of January 1, 2021	$101,689,700	$—
Net change in appreciation from investments	12,455,120	(1,250,000)
In-kind contribution—related parties	57,026,080	—
Purchases of investments	—	1,250,000

Balance as of December 31, 2021	$171,170,900	$—
Net change in appreciation from investments	6,525,000	—
In-kind contribution—related parties	11,575,300	—

Balance as of December 31, 2022	$189,271,200	$—

With respect to investments valued by management, the valuation techniques employed are based on a market approach and consider the evaluation of arm’s-length transactions with third parties.

Net change in unrealized gain (loss) from Level 3 investments still held at December 31, 2022 and 2021 included in net change in unrealized appreciation from investments, including those with related parties, on the Consolidated Statements of Operations was $6,525,000 and $11,205,120 for the years ended December 31, 2022 and 2021, respectively.

The following table summarizes the valuation technique and significant unobservable input used for DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average[3]
Taxi medallions	$189,271,200	Market Approach[1]	Market Medallion Price[2]	$5,150	$175,000	$173,582

[1]	Encompasses a variety of data, including market prices and market lease values for medallions.
[2]

New York City medallion price valuation inputs were determined using a value of $175,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $165,000 and the high value was $185,000. Other jurisdiction medallion prices were determined to have a low, high, and weighted average range of $5,150, $16,000 and $14,395, respectively.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

The following table summarizes the valuation technique and significant unobservable input used for the DePalma II’s investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2021:

Investments	Fair Value	Approach	Unobservable Input	Low Range	High Range	Weighted Average[3]
Taxi medallions	$171,170,900	Market Approach[1]	Market Medallion Price[2]	$5,150	$170,000	$168,779

[1]	Encompasses a variety of data, including market prices and market lease values for medallions.
[2]

New York City medallion price valuation inputs were determined using a value of $170,000 for each medallion, calculated as the midpoint between an estimated range, of which low value was $160,000 and the high value was $180,000. Other jurisdiction medallion prices were determined to have a low, high, and weighted average range of $5,150, $16,000 and $14,083, respectively.

[3]	Calculated based on the total value of medallions per jurisdiction, using the applicable unobservable input.

The value of DePalma II’s medallion portfolio may be impacted by multiple factors including, but not limited to, general macroeconomic conditions and state of the taxi industry, governmental initiatives, and medallion transfers. Without a readily ascertainable market value, the estimated value of DePalma II’s medallion portfolio may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the medallions. Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

Promissory Notes represents certain working capital notes receivable between DePalma II and Septuagint (see Note 5). Investment in Septuagint represents DePalma II’s interest in Septuagint accounted for as an equity method investment to which DePalma II has elected the fair value option pursuant to ASC 825. As of December 31, 2022 and 2021, based on an assessment of Septuagint’s creditworthiness and uncertainty of ability to generate positive cash flows from operations, most notably due to the impact of COVID-19 on the operations of Septuagint, DePalma II determined the fair value of both the Working Capital Note and its investment in Septuagint to be zero. The fair value of these investments will continue to be evaluated based on the facts and circumstances at each reporting period.

There were no transfers in and out of Level 3 during the years ended December 31, 2022 and 2021.

5. Septuagint

As discussed in Note 1, Septuagint is a Medallion Leasing Agent and Taxi Fleet operating company, licensed by the New York City Taxi and Limousine Commission as an agent/broker for managing New York City taxi medallions, to which DePalma II has a non-controlling interest in and does not consolidate within its consolidated financial statements. The investment in Septuagint is accounted for as an equity method investment to which DePalma II has elected the fair value option. As of December 31, 2022 and 2021, the fair value of the equity investment in Septuagint was determined to be zero (see Note 4).

Working Capital Note

DePalma II has provided working capital to Septuagint through various promissory note agreements. DePalma II extended promissory notes to Septuagint aggregating $2,100,000 (collectively, the “Working Capital Note”). The Working Capital Note accrues interest at a rate of 12% per annum and, following extensions, matures June 3, 2023. Any accrued unpaid interest is automatically treated as PIK interest. DePalma II accounts for the Working Capital Note as a Level 3 investment recorded at fair value. As of December 31, 2022 and 2021, the fair value of the Working Capital Note was determined to be zero (see Note 4). DePalma II recorded an unrealized loss of $0 and $1,250,000 related to the Working Capital Note during the years ended December 31, 2022 and 2021, respectively.

Reimbursable Expenses

Separate from the Working Capital Note, DePalma II has a $191,341 non-interest bearing receivable from Septuagint, relating to reimbursable expenses incurred during the year ended December 31, 2020. Based on an assessment of Septuagint’s creditworthiness and consistent with other arrangements with Septuagint, DePalma II determined this receivable was not probable to be collected, and therefore determined the appropriate carrying value of this receivable to be $0. As of December 31, 2022 and 2021, no payments have been received pursuant to this receivable.

Lease Agreements

DePalma II enters into promissory note agreements with various Mini-LLCs to provide the Mini-LLCs with funding to purchase vehicles (the “Promissory Notes”), which each have a maturity date of approximately three years from issuance and accrue interest at 6% per annum. In addition to the Promissory Notes, DePalma II enters into a guaranty agreement with Septuagint that names Septuagint as the guarantor of the Promissory Notes between DePalma II and the Mini-LLCs (the “Guaranty Agreement”). The Guaranty Agreement states Septuagint “absolutely, unconditionally and irrevocably guarantees” to DePalma II, its successor and assigns, the full and prompt payment and performance of all present and future obligations of the Mini-LLCs to DePalma II under the Promissory Notes, including payments of principal and interest when due, whether at stated maturity, by required prepayment, upon acceleration or demand. Under the Guaranty Agreement, Septuagint is required to make monthly Promissory Note payments directly to DePalma II, on behalf of the Mini-LLCs, primarily with cash flows it generates from separate agreements it enters with taxi drivers for the use of the medallions and vehicles. In instances where Septuagint is unable to make scheduled Promissory Notes payments, for example during the COVID-19 pandemic as further detailed below, DePalma II does not require the Mini-LLCs to make payments under the Promissory Notes as Septuagint has guaranteed these payments pursuant to the Guaranty Agreements. Upon an event of default of a Promissory Note, DePalma II may accelerate payment by Septuagint of the entire unpaid principal balance and accrued interest at its discretion.

The Mini-LLCs enter into various medallion owner lease agreements with Septuagint (the “Lease Agreements”), whereby the Mini-LLCs lease one or more medallions (the “Medallions”) per agreement and related taxicab vehicles to be used in connection with the operation of each Medallion (the “Vehicles”) to Septuagint. Pursuant to each Lease Agreement, Septuagint is granted the exclusive right to operate or sublease the Medallions in the amount of monthly rental payments of $1,500 per Medallion and has an initial noncancellable term of two-years with two consecutive automatic one-year renewal options. Septuagint is separately obligated to pay for the Vehicles under the various Guaranty Agreements, which each have a maturity date of approximately three years from issuance and accrue interest at 6% per annum. Septuagint is granted full and exclusive authority to sell (or lease) the Vehicles on behalf of the Mini-LLCs at such price as Septuagint shall determine in its sole discretion. The Mini-LLCs retain ownership interest in the Medallions and Vehicles throughout the contractual term, unless otherwise agreed upon.

Upon commencement of the initial Lease Agreements in 2020, DePalma II assessed the collectibility of substantially all payments associated with the Lease Agreements and concluded the payments would not be collectible due to Septuagint’s lack of operating history and ability to pay its obligations when due. In addition, as a result of COVID-19, Septuagint’s ability to pay significantly deteriorated and DePalma II continued to assess whether it was probable that it will collect the consideration for the Lease Agreements and concluded the payments would not be collectible through December 31, 2022.

Medallions

As noted above, taxicab medallions are determined to be intangible assets not subject to ASC 840 and ASC 842, therefore DePalma II determined ASC 606 should be applied. As noted above, DePalma II concluded the payments would not be collectible at inception through December 31, 2022 and, as such, the Medallions are not considered a revenue contract under ASC 606 from inception through December 31, 2022, and no income was recorded for the years ended December 31, 2022 and 2021. DePalma II continues to assess collectibility by reviewing Septuagint’s payment history and financial condition to determine whether collectibility of the Medallion payments are deemed probable. As of December 31, 2022 and 2021, no payments have been received related to the Medallions.

Vehicles

As noted above, prior to and during the year ended December 31, 2021, DePalma II determined the Vehicles to be operating leases subject to ASC 840 due to collectibility being deemed not reasonably predictable at commencement of each lease. Prior to adoption of ASC 842 effective January 1, 2022, DePalma II recognized lease income for the Vehicle operating leases on a cash basis due to the assessment of collectibility and continued to recognize the underlying leased asset taxicab vehicles within property and equipment, net in the Consolidated Statements of Assets and Liabilities. As a result of COVID-19, Septuagint’s ability to pay significantly deteriorated and DePalma II implemented a payment holiday beginning March 2020 through April 30, 2022. In light of the

COVID-19 pandemic, the FASB provided certain acceptable methods to account for such lease deferrals under the relief. Due to the collectibility assessment, DePalma II continued to recognize lease income on a cash basis, resulting in the recognition of no lease income during the affected periods of March 2020 through December 31, 2021 as no payments were received during this period. Upon transition to ASC 842 on January 1, 2022, DePalma II reassessed the lease classification and determined all existing leases to be sales-type leases, however as collectibility of lease payments was not determined to be probable at transition through December 31, 2022, DePalma II continued to recognize the underlying leased asset taxicab vehicles within property and equipment, net in the Consolidated Statements of Assets and Liabilities. Upon transition to ASC 842, DePalma II continued to recognize lease income on a cash basis due to the collectibility assessment, resulting in the recognition of no lease income during the period of January 1, 2022 through April 30, 2022 as no payments were received during this period.

DePalma II will continue to assess the collectibility of Vehicle lease payments which, if deemed collectible, could affect the presentation of DePalma II’s taxicab vehicles and related leases. From May 1, 2022 to December 31, 2022, after the payment holiday ended, DePalma II began receiving lease payments. As of December 31, 2022, DePalma II received lease payments totaling $1,248,481, which are recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities until the applicable leases are subsequently deemed collectible.

Future contractual undiscounted cash flows for Vehicle leases as of December 31, 2022 are as follows:

2023	$1,872,610
2024	1,872,610
2025	559,307

Total	$4,304,527

6. Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2022	2021
Taxicab vehicles	$5,129,549	$5,129,549
Less: accumulated depreciation	(2,115,230)	(1,089,320)

Property and equipment, net	$3,014,319	$4,040,229

Depreciation expense totaled $1,025,910 and $661,315 for the years ended December 31, 2022 and 2021, respectively.

7. Risk Management

In the ordinary course of business, DePalma II manages a variety of risks including market risk and liquidity risk.

Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions, such as interest and currency rate movements and volatility in commodity or security prices.

DePalma II’s exposure to market risk may be due to many factors, including the movements in interest rates, indexes, market volatility, and investment values underlying these investments.

Liquidity risk arises in the general funding of DePalma II’s trading activities.

DePalma II relies heavily on Field Point Servicing, LLC for most of the servicing of the taxi medallions. Since inception, Field Point Servicing, LLC has provided various services, including, but not limited to, handling the loan foreclosure process and the transfer and registration of medallions. DePalma II is subject to the risk of discontinuation of its servicing agreement with Field Point Servicing, LLC, and the risk that, upon such event, no suitable replacement will be found. DePalma II is not invoiced directly for services by Field Point Servicing, LLC, however is subject to reimbursement to a related party for costs incurred on behalf of DePalma II (see Note 9). The success of DePalma II’s operations depend to a significant extent upon the expertise and services of Field Point Servicing, LLC, and the loss of this key service provider could have a material adverse effect on DePalma II’s business. If DePalma II does not effectively develop and manage its outsourcing strategies, there could be a material adverse effect on DePalma II’s business, financial condition and results of operations.

DePalma II relies on Septuagint’s ability to pay its debt obligations to DePalma II. Septuagint’s ability to pay is driven by market conditions and the credit risk of the drivers with whom Septuagint interfaces. The inability of Septuagint to pay its debt obligations could have a material adverse effect on DePalma II’s business, financial condition and results of operations.

The Members are responsible for identifying and controlling risks. The Members perform risk management for DePalma II. The Members have noted the impact of the COVID-19 pandemic and the impact on financial risk. The COVID-19 pandemic, perceptions regarding its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the US and global economy, employment levels, employee productivity and financial market conditions, which, in turn, may continue to have negative effects on the ability of taxi drivers to pay amounts due under their vehicle and medallion lease agreements. A prolonged economic slowdown could adversely affect the performance of DePalma II.

8. Indemnifications

In the normal course of business, DePalma II enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. DePalma II’s maximum exposure under these arrangements cannot be estimated, as this would involve future claims that may be made against DePalma II that have not yet occurred. However, based on experience, DePalma II expects the risk of loss to be remote.

9. Related Party Transactions

DePalma I

DePalma Acquisition I LLC (“DePalma I”), an entity under the same ownership as DePalma II, was established to hold taxi medallion loans that are collateralized by taxi medallions. Due to some member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement being executed by DePalma I, the underlying medallion collateral for the loan will be distributed out (in-kind) to the members and their respective feeder funds who then re-contribute the medallion collateral (in-kind) into DePalma II which is less sensitive to effectively connected income. DePalma I, via its members, contributed taxi medallions with a fair value of $11,575,300 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the year ended December 31, 2022. DePalma I, via its members, contributed taxi medallions with a fair value of $57,026,080 in-kind into DePalma II as a result of foreclosures and paydown and surrender agreements during the year ended December 31, 2021.

In certain instances where funds are required immediately, DePalma I will wire monies on behalf of DePalma II. DePalma II will reimburse DePalma I in a timely manner. When such transactions occur, the amounts are initially shown as due to related party in the Consolidated Statement of Assets and Liabilities. During the year ended December 31, 2022, DePalma II reimbursed DePalma I $183,820 for administrative expenses paid by DePalma I on behalf of DePalma II (including amounts recorded as due to related party as of December 31, 2021). During the year ended December 31, 2021, DePalma I, via its Members, contributed $4,365,000 into DePalma II. DePalma II used these funds to reimburse DePalma I $2,611,157 for the purchase of cars (taxicab vehicles), purchases of additional investments in working capital notes between DePalma II and Septuagint (see Note 5) ($1,000,000 relating to 2021 and $250,000 relating to 2020), as well as other expenses such as medallion filing fees and other administrative expenses which were incurred since 2019.

As of December 31, 2022 and December 31, 2021, the amount due to related party is $0, and $35,886, respectively.

Septuagint

In February 2019, DePalma II entered into a non-controlling joint venture with an unrelated party and formed Septuagint as an entryway toward getting DePalma II medallions on the road to begin to generate additional revenue on its medallions and to invest in a potential growing business that may be exited for capital gains in the future.

During the year ended December 31, 2021, DePalma II funded $1,250,000 in Working Capital Notes to Septuagint (including $1,000,000 mentioned above). This is included in purchases of investments in the Consolidated Statements of Cash Flows. No Working Capital Notes were funded during the year ended December 31, 2022. DePalma II recognized an unrealized loss of $1,250,000 during the year ended December 31, 2021 relating to the Working Capital Notes (See Note 5).

During the year ended December 31, 2022, DePalma II received lease payments totaling $1,248,481, which are recorded as a deposit liability in the Consolidated Statements of Assets and Liabilities. No lease payments were received during the year ended December 31, 2021.

Refer to Note 1 and Note 5 for further details.

10. Members’ Capital

Allocation of profits and losses

Net investment income or loss, net realized gain or loss, and unrealized gain or loss on investments are allocated to the Members pro rata in proportion to their respective capital balance. Management and performance fees are charged directly to the Members at their respective funds, and are not charged at DePalma II.

Contributions

Units are issued to the Members for contributions made to DePalma II.

Distributions

Distributions to Members are made at the times and amounts determined by the Members in proportion to the Members’ respective Units.

11. Financial Highlights

The following represents total return information and the ratios to average members’ capital for the years ended December 31, 2022 and 2021:

	Year Ended
	2022	2021
Total return
Total return (1)(2)	2.87%	5.44%

Ratios to average members’ capital
Total expenses (3)	0.74%	0.74%

Net investment loss (3)	(0.74)%	(0.74)%

(1)

Total return information and the ratios to average members’ capital are calculated for all members taken as a whole. Each member’s return and ratios may vary from these returns and ratios based on the timing of capital transactions.

(2)	The total return above is calculated by compounding monthly rates of return.
(3)	The expense and net investment loss ratios are calculated as total operating expenses and net investment loss to the Members divided by the Members’ average capital balance for the year.

12. Subsequent Events

The Members have evaluated the impact of subsequent events on DePalma II through June 26, 2023, the date the financial statements were available to be issued. Subsequent to December 31, 2022 and prior to the issuance of these financial statements, DePalma II recorded capital contributions of $53,900,000, of which all were in-kind contributions, and recorded capital distributions of $175,000, of which all were in-kind distributions.

On February 14, 2023, DePalma II and DePalma Acquisition I LLC (together, the “DePalma Companies”), entered into a business combination agreement (the “BCA”) with Marblegate Acquisition Corp. (“MAC”), a Delaware corporation, Marblegate Asset Management, LLC, a Delaware limited liability company, Marblegate Capital Corporation (“Newco”), a Delaware corporation, MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC, pursuant to which MAC agreed to combine with the DePalma Companies in a series of transactions that will result in New MAC becoming a publicly-traded company whose shares are expected trade on the Nasdaq Global Market (the “Business Combination”). Under the BCA, the aggregate consideration payable to the DePalma Companies at the closing of the Business Combination is based on a valuation of the DePalma Companies of approximately $750 million plus minimum cash. The closing of the Business Combination is subject to the satisfaction or waiver of certain conditions disclosed in MAC’s 8-K filed with the SEC on February 21, 2023, including, among others, approval by MAC shareholders and the Nasdaq Stock Market’s approval for listing the New MAC Common Stock to be issued in connection with the Business Combination.

ANNEX A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

MARBLEGATE ASSET MANAGEMENT, LLC,

MARBLEGATE ACQUISITION CORP.,

MARBLEGATE CAPITAL CORPORATION,

MAC MERGER SUB, INC.,

DEPALMA ACQUISITION I LLC

AND

DEPALMA ACQUISITION II LLC

DATED AS OF FEBRUARY 14, 2023

i

ii

ANNEXES AND EXHIBITS

Annex A	Newco Sponsor Holders
Annex B	DePalma Owners and Pro Rata DePalma Ownership

Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Form of Bylaws of Surviving Corporation

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 14, 2023, is made by and among Marblegate Asset Management, LLC, a Delaware limited liability company (“Marblegate”), Marblegate Acquisition Corp., a Delaware corporation (“Acquiror”), Marblegate Capital Corporation, a Delaware corporation (“Newco”), MAC Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Newco (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and each of DePalma I and DePalma II a “DePalma Company” and together, the “DePalma Companies”). Marblegate, Acquiror, Newco, Merger Sub and the DePalma Companies shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Acquiror is a blank check company incorporated as a Delaware corporation on December 10, 2020 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, (b) Newco is, as of the date of this Agreement, a Delaware corporation that was incorporated for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents, and (c) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Newco that was incorporated for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Acquiror, Acquiror is required to provide an opportunity for its shareholders to have their outstanding shares of Acquiror Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Acquiror Shareholder Approvals;

WHEREAS, concurrently with the execution of this Agreement, Marblegate Acquisition LLC, a Delaware limited liability company (the “Sponsor”), and each director and executive officer of Acquiror (collectively, the “Supporting Shareholders”) are entering into support agreements with Acquiror, Newco and the DePalma Companies (each, a “Sponsor Support Agreement”), in substantially the form attached hereto as Exhibit A, pursuant to which the Sponsor and the Supporting Shareholders have agreed, among other things, to vote in favor of this Agreement and the transactions contemplated hereby (including the Merger) on the terms and subject to the conditions set forth in the Sponsor Support Agreement and to not redeem any of their Acquiror Shares;

WHEREAS, immediately prior to the Closing (as defined herein), Newco and the DePalma Companies will, and will cause their respective Affiliates to, consummate the transactions set forth in Schedule 1.1 attached hereto (collectively, the “Reorganization”);

WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into Acquiror (the “Merger”), with Acquiror being the surviving corporation in the Merger and, after giving effect to the Merger, becoming a direct wholly-owned Subsidiary of Newco, and each Acquiror Share will be converted into the right to receive the applicable Acquiror Per Share Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the Parties intends that, for U.S. federal (and applicable state and local) income Tax purposes, (i) each of the Blocker Mergers qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Merger, together with the Blocker Mergers and the Contributions, qualifies as an integrated transaction described in Section 351(a) of the Code (collectively, the “Intended Tax Treatment”).

WHEREAS, in connection with the Closing, Newco, the Sponsor, the Supporting Shareholders, and the parties set forth on Annex A attached hereto (the “Newco Sponsor Holders”) shall enter into a registration rights agreement (which such agreement shall contain terms and conditions substantially similar to those contained in

1

that certain Registration Rights Agreement, dated as of September 30, 2021, among Acquiror, the Sponsor and the other Newco Sponsor Holders party thereto) (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the Supporting Shareholders and the Newco Sponsor Holders (and certain of their respective Affiliates) will be granted certain registration rights with respect to their Newco Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the Closing, Newco and Marblegate shall enter into a management services agreement (the “Management Services Agreement”) in form and substance mutually satisfactory to such parties;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby (including the Merger), are fair to, and in the best interests of, Acquiror and its stockholders and has approved and adopted, among other things, this Agreement, the Ancillary Documents to which Acquiror is or will be a party and declared their advisability and approved the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger) by the holders of Acquiror Shares entitled to vote thereon;

WHEREAS, the board of directors of Newco (the “Newco Board”) has unanimously determined that this Agreement and the transactions contemplated hereby (including the Merger), are fair to, and in the best interests of, Newco and has approved and adopted, among other things, this Agreement, the Ancillary Documents to which Newco is or will be a party and declared their advisability and approved the transactions contemplated hereby and thereby (including the Merger); and

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acquiror Acquisition Proposal” means any transaction or series of related transactions under which any Person(s), directly or indirectly, (a) acquires or otherwise purchases 20% or more of the total Equity Securities, or any class of Equity Securities, of Acquiror or any of its Subsidiaries, or (b) or all or a material portion of the assets or businesses of Acquiror or any of its Subsidiaries (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an Acquiror Acquisition Proposal.

“Acquiror Board” has the meaning set forth in the recitals to this Agreement.

“Acquiror Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Acquiror.

“Acquiror D&O Persons” has the meaning set forth in Section 6.12(a).

2

“Acquiror Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the DePalma Companies by Acquiror concurrently with the execution and delivery of this Agreement.

“Acquiror Equity Value” means the product obtained by multiplying (i) the aggregate number of Acquiror Shares outstanding as of immediately prior to the Effective Time and after giving effect to any Acquiror Shareholder Redemptions, by (ii) the Acquiror Share Value.

“Acquiror Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Acquiror Equity Value, by (ii) the Aggregate Equity Value.

“Acquiror Financial Statements” means all of the financial statements of Acquiror included in the Acquiror SEC Reports.

“Acquiror Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.4 (Brokers) and Section 5.8 (Capitalization of Acquiror).

“Acquiror Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence: (a) has had or would reasonably be expected to have a material adverse effect on the financial condition of Acquiror; provided, however, that in the case of clause (a), none of the following (or the effect of any of the following), alone or in combination, shall be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or is reasonably likely to occur with respect to Acquiror: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes attributable to the announcement or pendency of the transactions contemplated by this Agreement, (iv) changes in conditions of the credit, debt, financial, banking, capital or securities markets (including changes in interests or exchange rates, prices of any security or market index or commodity, or any disruption of such markets) generally in the United States or any other country or region in the world, (v) changes in any applicable Laws or changes or proposed changes in GAAP (or any interpretation thereof) after the date hereof, (vi) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Acquiror operates, (vii) any failure by Acquiror to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19 or any COVID-19 Measures) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing after the date hereof, or (ix) the Acquiror Shareholder Redemption; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (vi) or (viii) may be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or is reasonably likely to occur with respect to Acquiror if such change, event, effect or occurrence has a disproportionate adverse effect on Acquiror, taken as a whole, relative to other participants operating in the industries or markets in which Acquiror operates; or (b) would reasonably be expected to prevent, materially delay or materially impede the ability of Acquiror to consummate the transactions contemplated by this Agreement.

“Acquiror Per Share Consideration” means, with respect to each one (1) share of Acquiror Class A Common Stock or Acquiror Class B Common Stock, as applicable, a number of shares of Newco Common Stock, rounded up to the nearest whole share, equal to the quotient obtained by dividing (i) the product obtained by multiplying

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(A) the Acquiror Exchange Ratio by (B) the Aggregate Newco Capitalization, by (ii) the total number of Acquiror Shares outstanding as of immediately prior to the Effective Time and after giving effect to any Acquiror Shareholder Redemptions.

“Acquiror Related Parties” has the meaning set forth in Section 5.11.

“Acquiror Related Party Transactions” has the meaning set forth in Section 5.11.

“Acquiror SEC Reports” has the meaning set forth in Section 5.9.

“Acquiror Share Value” means $10.00.

“Acquiror Shareholder Approvals” means the approval of each of the Required Transaction Proposals by the affirmative vote of the requisite number of Acquiror Shares entitled to vote thereon in accordance with the requirements for proceedings and general meetings as set forth in the Governing Documents of Acquiror, whether in person or by proxy at the Acquiror Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Acquiror, the rules and regulations of the Nasdaq and applicable Law.

“Acquiror Shareholder Redemption” means the right of the stockholders of shares of Acquiror Class A Common Stock to redeem all or a portion of their shares of Acquiror Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Acquiror.

“Acquiror Shareholders” means the holders of Acquiror Shares and Acquiror Warrants at any time prior to the Effective Time.

“Acquiror Shareholders Meeting” has the meaning set forth in Section 6.8.

“Acquiror Shares” means, collectively, the shares of Acquiror Class A Common Stock and the shares of Acquiror Class B Common Stock.

“Acquiror Warrant” means a warrant issued by Acquiror to purchase one share of Acquiror Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with that certain Warrant Agreement, dated as of September 30, 2021, by and between Acquiror and the Trustee.

“Additional Acquiror SEC Reports” has the meaning set forth in Section 5.9.

“Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Equity Value” means the sum of (i) the Acquiror Equity Value, plus (ii) the DePalma Equity Value as finally determined in accordance with Section 3.5.

“Aggregate Newco Capitalization” means the quotient obtained by dividing (i) the Aggregate Equity Value, by (ii) $10.00.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

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“AICPA” means the American Institute of Certified Public Accountants.

“AICPA Financial Statements” has the meaning set forth in Section 4.4(a).

“Ancillary Documents” means the Sponsor Support Agreement, the Registration Rights Agreement, the Management Services Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other Laws related to combating bribery, corruption and money laundering.

“Blocker” means the entities designated as a “blocker” on Schedule 1.1 hereto, each of which is an affiliate of Marblegate.

“Blocker Mergers” means, with respect to each Blocker, the two mergers of such Blocker pursuant to the Reorganization and as set forth in Schedule 1.1.

“Board Designees” has the meaning set forth in Section 6.14(a).

“Business Combination Proposal” has the meaning set forth in Section 6.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means the federal Coronavirus Aid, Relief and Economic Security Act.

“Certificate of Merger” has the meaning set forth in Section 3.1(a).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other amount payable to any Person as a result of the transactions contemplated by the Business Combination Proposal, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any DePalma Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Chicago Medallions” means the Chicago, Illinois taxi medallions.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 6.4(b).

“Closing Press Release” has the meaning set forth in Section 6.4(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the confidentiality agreement, dated as of September 1, 2022, between Acquiror and the DePalma Companies.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

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“Contract” or “Contracts” means any written or oral agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Contributions” means the contributions by the Contributors of the Equity Securities of the DePalma Companies to Newco pursuant to the Reorganization and as set forth in Schedule 1.1.

“Contributor” means the entities designated as a “contributor” on Schedule 1.1 hereto, each of which is an affiliate of Marblegate.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means the regulations, measures, recommendations, directives, guidelines or Orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity, responses or other conduct reasonably necessary in connection with or in response to or in compliance with any of the foregoing.

“DePalma Acquisition Proposal” means any transaction or series of related transactions under which any Person(s), directly or indirectly, (a) acquires or otherwise purchases 20% or more of the aggregate Equity Securities, or any class of Equity Securities, of a DePalma Company or any of its Subsidiaries, or (b) or all or a material portion of assets or businesses of a DePalma Company or any of its Subsidiaries (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a DePalma Acquisition Proposal.

“DePalma Closing Equity Value Notice” has the meaning set forth in Section 3.5(a).

“DePalma Company” and “DePalma Companies” have the meanings set forth in the introductory paragraph to this Agreement.

“DePalma Company Disclosure Schedules” means, as applicable, the DePalma I Disclosure Schedules or the DePalma II Disclosure Schedules.

“DePalma D&O Persons” has the meaning set forth in Section 6.13(a).

“DePalma Equity Value” means the sum of (i) the DePalma I Equity Value and (ii) the DePalma II Equity Value, as finally determined in accordance with Section 3.5.

“DePalma Fundamental Representations” means, with respect to each DePalma Company the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2(c)-(e) (Capitalization), Section 4.3 (Authority) and Section 4.16 (Brokers).

“DePalma Group Company” and “DePalma Group Companies” means, with respect to a DePalma Company, such DePalma Company and its Subsidiaries.

“DePalma I Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Acquiror by DePalma I concurrently with the execution and delivery of this Agreement.

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“DePalma I Equity Value” means, as of the Closing, an amount equal to the sum of (i) the Minimum Cash Amount, plus (ii) the Total Medallion Loan Value, as finally determined in accordance with Section 3.5.

“DePalma II Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Acquiror by DePalma II concurrently with the execution and delivery of this Agreement.

“DePalma II Equity Value” means, as of the Closing, an amount equal to the Total Owned Medallion Value, as finally determined in accordance with Section 3.5.

“DePalma Material Adverse Effect” means, with respect to any DePalma Company any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence: (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such DePalma Company, taken as a whole; provided, however, that in the case of this clause (a), none of the following (or the effect of any of the following), alone or in combination, shall be taken into account in determining whether a DePalma Material Adverse Effect has occurred or is reasonably likely to occur with respect to such DePalma Company: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes attributable to the announcement or pendency of the transactions contemplated by this Agreement (provided that this clause (iii) shall be disregarded for purposes of determining the accuracy of the representations and warranties contained in Section 4.3 and Section 4.5 as of the date hereof and as of the Closing), (iv) changes in conditions of the credit, debt, financial, banking, capital or securities markets (including changes in interests or exchange rates, prices of any security or market index or commodity, or any disruption of such markets) generally in the United States or any other country or region in the world, (v) changes in any applicable Laws or changes or proposed changes in GAAP (or any interpretation thereof) after the date hereof, (vi) any change, event, effect or occurrence that is generally applicable to the industries or markets in which such DePalma Company operates, (vii) any failure by such DePalma Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)) or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19 or any COVID-19 Measures) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing after the date hereof; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (vi) or (viii) may be taken into account in determining whether a DePalma Material Adverse Effect has occurred or is reasonably likely to occur with respect to such DePalma Company if such change, event, effect or occurrence has a disproportionate adverse effect on such DePalma Company, taken as a whole, relative to other participants operating in the industries or markets in which such DePalma Company operates; or (b) would reasonably be expected to prevent, materially delay or materially impede the ability of the DePalma Companies to consummate the transactions contemplated by this Agreement.

“DePalma Owners” means, collectively, each of the Persons set forth on Annex B attached hereto, which may be updated from time to time, prior to Closing.

“DePalma Related Party” has the meaning set forth in Section 4.18.

“DePalma Related Party Transactions” has the meaning set forth in Section 4.18.

“DGCL” means the General Corporation Law of the State of Delaware.

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“Director Election Proposal” has the meaning set forth in Section 6.8.

“Effective Time” has the meaning set forth in Section 3.1.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy, agreement, arrangement or Contract, including any employment, consulting, service, bonus, incentive or deferred compensation, profit sharing, stock ownership, stock purchase, stock option, phantom stock, equity or equity-based compensation, severance, retention, supplemental retirement, retention, employee loan, change in control, vacation, paid time off, fringe benefit or similar plan, policy, program or agreement, whether or not subject to ERISA.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or human health or safety.

“Equity Securities” means, with respect to any Person, (a) any capital stock, partnership or membership interest, Unit, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation that would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest, the value of which is in any way based on, linked to or derived from any interest described in clause (a), including stock or unit appreciation, phantom stock or Units, profit participation, profits interests or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rulings and regulations thereunder.

“Exchange” means with respect to any Person, any U.S. or non-U.S. securities, commodities, futures, options, derivatives or other financial product exchange, transaction facility or other financial market or system (and its clearinghouse, if any) through which such Person or any of its Affiliates conducts trading.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means Continental Stock Transfer & Trust Company.

“Exchange Fund” has the meaning set forth in Section 3.4(c).

“Financial Advisor” has the meaning set forth in Section 6.18.

“Financial Statements” has the meaning set forth in Section 4.4(a).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental

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agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private), court, authority, agency, department, bureau, office, instrumentality, commission, legislative or executive body, authority, Self-Regulatory Organization, agency or official of or relating to any of the foregoing (including, for the avoidance of doubt, the SEC, FINRA and any relevant Exchange).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof) arising under or in respect of (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) all indebtedness for borrowed money of any Person for which such Person has guaranteed payment, (d) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (e) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (f) leases required to be capitalized under GAAP, (g) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (h) all obligations for cash incentive, severance, deferred compensation or similar obligations arising prior to the Closing Date and the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts, determined as though all amounts were payable as of the Closing Date (without regard to any deferral pursuant to the CARES Act), and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, whether or not patentable, including invention disclosures, inventions, formulae, discoveries, Processes, research and development information, technical information, methods, techniques, procedures, specifications, and operating and maintenance manuals; (e) Internet domain names and social media accounts, (f) rights in or to Software or other technology; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“IT Systems” means, with respect to a DePalma Company, all information technology and computer systems, networks and infrastructure, Software, databases, facilities and hardware, communication systems,

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servers, network equipment and related documentation, in each case, which are used in connection with the businesses of any of the DePalma Group Companies as currently conducted.

“Law” means any federal, state, Self-Regulatory Organization, local, foreign, national or supranational statute, law (including common and civil law), act, ordinance, treaty, rule, notice, code, regulation, Order, Permit or other binding directive or guidance issued, enacted, adopted, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 4.17(b).

“Letter of Transmittal” has the meaning set forth in Section 3.4(b).

“Licensed Intellectual Property” means, with respect to a DePalma Company, Intellectual Property Rights owned by any Person (other than a DePalma Group Company) that is licensed to any DePalma Group Company.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license, charge or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions, and excluding, for the avoidance of doubt, non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business consistent with past practice).

“Listing Application” has the meaning set forth in Section 6.17.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 4.7(a).

“Material Permits” has the meaning set forth in Section 4.6.

“Medallion Loan Value” means, for each Medallion Loan (a) secured by Chicago Medallions, Philadelphia Medallions or New York City Medallions, the lesser of (i) the unpaid principal balance of such Medallion Loan and (ii) the sum of: (A) the product of (1) the total number of Chicago Medallions securing such Medallion Loan, multiplied by (2) the Per Chicago Medallion Collateral Value, plus (B) the product of (1) the total number of Philadelphia Medallions securing such Medallion Loan, multiplied by (2) the Per Philadelphia Medallion Collateral Value, plus (C) the product of (1) the total number of New York City Medallions securing such Medallion Loan, multiplied by (2) the Per New York City Medallion Collateral Value and (b) secured by Newark Medallions, the unpaid principal balance of such Medallion Loan. Notwithstanding the foregoing: (x) the sum of (A) the total Medallion Loan Value for all Medallion Loans under the foregoing clauses (a)(ii)(A), (a)(ii)(B) and (b), plus (B) the Total Owned Medallion Value for all Chicago Medallions and Philadelphia Medallions shall in no event exceed $18,000,000; (y) for each Medallion Loan with an unpaid principal balance of $0.01, the Medallion Loan Value shall be the sum of: (A) the product of (1) the total number of Chicago Medallions securing such Medallion Loan, multiplied by (2) the Per Chicago Medallion Collateral Value, plus (B) the product of (1) the total number of Philadelphia Medallions securing such Medallion Loan, multiplied by (2) the Per Philadelphia Medallion Collateral Value, plus (C) the product of (1) the total number of New York City Medallions securing such Medallion Loan, multiplied by (2) the Per New York City Medallion Collateral Value; and (z) for Medallion Loans that are secured by the same Taxi Medallion or Taxi Medallions, such loans shall be (A) considered one Medallion Loan for purposes of determining their Medallion Loan Value and (B) for such purpose, deemed to have an unpaid principal balance equal to the sum of each such individual loan’s unpaid principal balance.

“Medallion Loans” means those certain loans of DePalma I secured by taxi medallions.

“Merger” has the meaning set forth in the recitals to this Agreement.

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“Merger Consideration” means the aggregate Acquiror Per Share Consideration payable to all holders of Acquiror Shares pursuant to this Agreement.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Minimum Cash Amount” means an amount in cash equal to the sum of (i) the aggregate amount of Unpaid Acquiror Expenses, plus (ii) the aggregate amount of Unpaid DePalma Company Expenses, plus (iii) the Specified Cash Amount.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 6.8.

“New York City Medallions” means the New York City, New York taxi medallions.

“Newark Medallions” means the Newark, New Jersey taxi medallions.

“Newco Board” has the meaning set forth in the recitals to this Agreement.

“Newco Common Stock” means the common stock, par value $0.0001 per share, of Newco.

“Newco Fundamental Representations” means the representations and warranties set forth in Section 4.23(a), Section 4.23(b) and Section 4.23(d).

“Newco Shares” means the shares of Newco Common Stock to be issued in connection with the transactions contemplated by this Agreement (including, without limitation, the Reorganization and the Merger).

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict, settlement, stipulation or decree entered, issued, made or rendered by any Governmental Entity.

“Owned Intellectual Property” means, with respect to any DePalma Company, all Intellectual Property Rights that are owned or purported to be owned by any DePalma Group Company.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Chicago Medallion Collateral Value” has the meaning set forth in Schedule 1.2 hereto.

“Per New York City Medallion Collateral Value” has the meaning set forth in Schedule 1.2 hereto.

“Per Philadelphia Medallion Collateral Value” has the meaning set forth in Schedule 1.2 hereto.

“Permit” means any Consent, approval, authorization, clearance, license, registration, permit, certificate grant of membership or qualification, in each case, which is granted by any Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which sufficient reserves have been established

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in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not delinquent as of the Closing Date or which are being contested in good faith by appropriate Proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) of record affecting title to such real property that do not or would not prohibit or materially interfere with any of the applicable DePalma Group Companies’ use or occupancy of such real property or the business of such DePalma Group Companies, and (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the applicable DePalma Group Companies and do not prohibit or materially interfere with any of such DePalma Group Companies’ use or occupancy of such real property or the business of such DePalma Group Companies.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity or Governmental Entity.

“Personal Data” means all information that falls within the definition for “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law or by any applicable DePalma Group Company in any of its or their privacy policies, notices or Contracts, as well as all information that directly or indirectly can be used to identify, is related to, describes, is reasonably capable of being associated with, or could reasonably be linked with, a particular individual or household.

“Philadelphia Medallions” means the Philadelphia, Pennsylvania taxi medallions.

“Pro Rata DePalma Ownership Percentage” means, with respect to each DePalma Owner, the percentage set forth opposite such DePalma Owner’s name on Annex B attached hereto, which may be updated from time to time, prior to Closing.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding (including fines), cause of action, grievance, hearing, inquiry, investigation, enforcement, suit, arbitration, disciplinary action or Order (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the access, collection, use, storage, modification, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, deletion or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 9.18.

“Public Shareholders” has the meaning set forth in Section 9.18.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, in each case, pursuant to which any DePalma Company leases, sub-leases or otherwise uses or occupies any Leased Real Property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

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“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Acquiror, for the purposes of (a) registering under the Securities Act the Newco Shares issued in connection with the Reorganization and issuable hereunder in the Merger, (b) providing Acquiror’s stockholders with the opportunity to redeem their shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholder Redemption and (c) soliciting proxies from Acquiror’s Shareholders to obtain the requisite approval of the transactions contemplated hereby and the other matters to be voted on at the Acquiror Shareholders Meeting.

“Reorganization” has the meaning set forth in the recitals to this Agreement.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required DePalma Financial Statements” has the meaning set forth in Section 4.4(b).

“Required Transaction Proposals” has the meaning set forth in Section 6.8.

“Rollover Warrant” has the meaning set forth in Section 3.3.

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Patrol, and the EU Dual Use Regulation, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations or Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedules” means, collectively, the DePalma Company Disclosure Schedules and the Acquiror Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means a self-regulatory organization, including any “self-regulatory organization” as such term is defined in Section 3(a)(26) of the Securities Exchange Act, any “self-regulatory organization” as such term is defined in U.S. Commodity Futures Trading Commission Rule 1.3, and any other U.S. or non-U.S. Exchange.

“Signing Filing” has the meaning set forth in Section 6.4(b).

“Signing Press Release” has the meaning set forth in Section 6.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

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“Specified Cash Amount” has the meaning set forth in Section 3.5(a).

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Staff” has the meaning set forth in Section 5.14(d).

“Statement” has the meaning set forth in Section 5.14(d).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority (or with respect to any Person that is a Broker-Dealer or registered or required to be registered as an investment adviser with the SEC pursuant to the Advisers Act, 25% or more) of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or similar thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority (or with respect to any Person that is a Broker-Dealer or registered or required to be registered as an investment adviser with the SEC pursuant to the Advisers Act, 25% or more) of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority (or other percentage, as applicable) ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority (or other percentage, as applicable) of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 2.1(c).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever imposed by a Governmental Entity, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any amendment of any of the foregoing.

“Taxi Medallions” means the Chicago Medallions, Philadelphia Medallions, Newark Medallions and New York City Medallions.

“Termination Date” has the meaning set forth in Section 8.1(d).

“Total Medallion Loan Value” means an amount equal to the sum of the Medallion Loan Values for the Medallion Loans owned by DePalma I free and clear of any and all Liens.

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“Total Owned Medallion Value” means, for the Taxi Medallions owned free and clear of any and all Liens by DePalma II, the sum of: (i) the product of (1) the total number of Chicago Medallions, multiplied by (2) the Per Chicago Medallion Collateral Value, plus (ii) the product of (1) the total number of Philadelphia Medallions, multiplied by (2) the Per Philadelphia Medallion Collateral Value, plus (iii) the product of (1) the total number of New York City Medallions, multiplied by (2) the Per New York City Medallion Collateral Value.

“Transaction Litigation” has the meaning set forth in Section 6.2(d).

“Transaction Proposals” has the meaning set forth in Section 6.8.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recordation, registration, value added, or other similar Taxes incurred in connection with the transactions contemplated by this Agreement (including the Reorganization), other than any such Taxes set forth in Section 3.4(f).

“Trust Account” has the meaning set forth in Section 9.18.

“Trust Account Released Claims” has the meaning set forth in Section 9.18.

“Trust Agreement” has the meaning set forth in Section 5.10.

“Trustee” has the meaning set forth in Section 5.10.

“Unit” means, with respect to any limited liability company, the rights and privileges associated with all or any part of each member’s equity, ownership, profit or other right, title and interest in such limited liability company in each such member’s capacity as a member of such limited liability company, including all of each member’s rights in profits, losses and distributions and all of each member’s rights under the limited liability company or operating agreement of such limited liability company.

“Unpaid Acquiror Expenses” means the aggregate amount of fees, expenses, commissions or other amounts that have been incurred by or on behalf of, and that are due and payable by, Acquiror or the Sponsor (and not otherwise expressly allocated to a DePalma Group Company pursuant to the terms of this Agreement or any Ancillary Document) and that are unpaid as of immediately prior to the Closing, including in connection with (a) any deferred underwriting commissions, (b) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, underwriters, consultants or other agents or service providers of Acquiror incurred in connection with Acquiror’s initial public offering, (c) obligations owed by Acquiror to the Sponsor or any of its Affiliates, (d) the evaluation, consideration, negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of Acquiror or (e) any other fees, expenses, commissions or other amounts that are expressly allocated to Acquiror or the Sponsor pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Unpaid Acquiror Expenses shall not include any Unpaid DePalma Company Expenses.

“Unpaid DePalma Company Expenses” means the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, any DePalma Group Company (and not otherwise expressly allocated to Acquiror pursuant to the terms of this Agreement or any Ancillary Document), and that are unpaid as of immediately prior to the Closing, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of such DePalma Group Company and (b) any other fees, expenses, commissions or other

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amounts that are expressly allocated to such DePalma Group Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Unpaid DePalma Company Expenses shall not include any Unpaid Acquiror Expenses.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

CLOSING TRANSACTIONS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Distribution of Cash; Payment of Expenses. Immediately following the Effective Time, (i) Acquiror shall cause the Trustee to distribute to Newco the amount of cash remaining in the Trust Account, after giving effect to all Acquiror Shareholder Redemptions, and (ii) Newco shall pay, or cause the DePalma Companies to pay, all Unpaid Acquiror Expenses (which shall be paid in accordance with the instructions provided by Acquiror to Newco (such instructions to be provided at least three (3) Business Days prior to the Closing and to set forth the dollar amount to be paid to the recipients of such Unpaid Acquiror Expenses and each such recipient’s wire information)) and Unpaid DePalma Company Expenses.

(b) Reorganization. Prior to the Closing on the Closing Date and the Effective Time, Newco and the DePalma Companies shall cause the Reorganization to be consummated as set forth on Schedule 1.1 (subject only to immaterial deviations that are not adverse to Acquiror in any material respect or except for the steps or actions that are to be taken after the Closing as specified and set forth on Schedule 1.1).

(c) Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into Acquiror. Following the Effective Time, the separate existence of Merger Sub shall cease and Acquiror shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2 Closing of the Transactions Contemplated by This Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically through the exchange of documents via e-mail as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Acquiror and the DePalma Companies may agree in writing.

ARTICLE 3 MERGER

Section 3.1 Merger; Effective Time.

(a) At the Closing, but immediately following the consummation of the Reorganization, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the DePalma Companies and Acquiror (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware with respect to the Merger. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Acquiror and the DePalma Companies and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

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(b) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of Acquiror and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Acquiror and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation, in each case, in accordance with the DGCL.

(c) In addition, at the Effective Time, by virtue of the Merger, (a) the Governing Documents of the Surviving Corporation will be amended and restated in their entirety to be in the forms attached hereto as Exhibit B and Exhibit C, respectively, in each case, until thereafter changed or amended as provided therein or by applicable Law, and (b) the directors and officers of Merger Sub as of immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 3.2 Effect of the Merger on Capital Stock.

(a) Effect of the Merger on Acquiror Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person:

(i) any fractional shares of Acquiror Class A Common Stock will be rounded up to the nearest whole share of Acquiror Class A Common Stock;

(ii) each share of Acquiror Class A Common Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive the Acquiror Per Share Consideration; and

(iii) each share Acquiror Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive the Acquiror Per Share Consideration.

(b) Effect of the Merger on Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.0001, of the Surviving Corporation.

Section 3.3 Treatment of Acquiror Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each outstanding whole Acquiror Warrant shall cease to represent the right to purchase Acquiror Shares, shall be assumed by Newco, and shall be cancelled in exchange for a warrant representing the right to purchase a share of Newco Common Stock (each, a “Rollover Warrant”). Each Rollover Warrant shall (i) be exercisable for, and represent the right to purchase, one (1) share of Newco Common Stock and (ii) have an exercise price per share of Newco Common Stock subject to such Rollover Warrant equal to the exercise price per Acquiror Share applicable to the corresponding Acquiror Warrant as of immediately prior to the Effective Time. For the avoidance of doubt, any fraction of an Acquiror Warrant shall cease to represent the right to purchase a fraction of an Acquiror Share, shall be assumed by Newco, and shall be cancelled in exchange for a fraction of a Rollover Warrant. Each Rollover Warrant shall be subject to the same terms and conditions (including applicable expiration and termination provisions) that applied to the corresponding Acquiror Warrant as of immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the Newco Board may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

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Section 3.4 Exchange Procedures.

(a) At least four (4) Business Days prior to the Closing Date, Acquiror and Newco shall make a public announcement setting forth in reasonable detail the determinations of the DePalma I Equity Value and the DePalma II Equity Value, and such announcement shall include the designation made by DePalma I (after consultation with Acquiror) of the Specified Cash Amount.

(b) At least three (3) Business Days prior to the Closing Date, Newco shall cause the Exchange Agent to mail or otherwise deliver, to the Acquiror Shareholders (and Acquiror shall provide the Exchange Agent with the addresses and names of all Acquiror Shareholders prior to such time) a letter of transmittal, which shall (i) contain instructions for use in effecting, among other things, the surrender of the applicable Acquiror Shares in exchange for the applicable portion of the Merger Consideration payable to such holder, and (ii) be in such form and have such other provisions as Acquiror and/or Newco may specify, subject to reasonable approval of the DePalma Companies (the “Letter of Transmittal”).

(c) At the Effective Time, Newco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Acquiror Shareholders and for exchange in accordance with this Section 3.4 through the Exchange Agent, (i) evidence of Newco Shares in book-entry form representing the aggregate Acquiror Per Share Consideration issuable pursuant to Section 3.2(a) in exchange for the Acquiror Shares outstanding as of immediately prior to the Effective Time (the “Exchange Fund”).

(d) Each Acquiror Shareholder whose Acquiror Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 3.2(a) shall be entitled to receive the portion of the Merger Consideration to which it is entitled on the date provided in Section 3.4(e) upon the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) If a properly completed and duly executed Letter of Transmittal is delivered to the Exchange Agent in accordance with Section 3.4(d), (i) at least one (1) Business Day prior to the Closing Date, then Newco shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Acquiror Shareholder in book-entry form on the Closing Date or (ii) less than one (1) Business Day prior to the Closing Date, then Newco shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Acquiror Shareholder pursuant to Section 3.4(d) in book-entry form within three (3) Business Days after such delivery.

(f) If any portion of the Merger Consideration is to be issued to a Person other than the Acquiror Shareholder in whose name the surrendered Acquiror Share is registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) such Acquiror Share shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Acquiror Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Merger Consideration. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.4, each Acquiror Share shall solely represent the right to receive a portion of the applicable Merger Consideration to which such Acquiror Share is entitled pursuant to Section 3.2.

(h) At the Effective Time, the stock transfer records of Acquiror shall be closed and there shall be no transfers of Acquiror Shares that were outstanding as of immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund that remains unclaimed by the Acquiror Shareholders twelve (12) months following the Closing Date shall be delivered to Newco or as otherwise instructed by Newco, and any Acquiror Shareholder that has not exchanged its Acquiror Shares for the applicable portion of the Merger

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Consideration in accordance with this Section 3.4 prior to that time shall thereafter look only to Newco for the issuance of the applicable portion of the Merger Consideration without any interest thereon. None of Newco, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Acquiror Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.5 Determination of DePalma Equity Value.

(a) DePalma Closing Equity Value Notice. Not less than five (5) Business Days prior to the Closing Date, the DePalma Companies shall deliver to Acquiror a written statement (the “DePalma Closing Equity Value Notice”) setting forth (a) the aggregate amount of Unpaid Acquiror Expenses (based on consultation with Acquiror), (b) the aggregate amount of Unpaid DePalma Company Expenses, and (c) an amount in cash mutually agreed upon by the DePalma Companies and Acquiror that is sufficient to fund the working capital needs of the Parties (the “Specified Cash Amount”), together with the DePalma Companies’ calculations of the Minimum Cash Amount, the DePalma I Equity Value, the DePalma II Equity Value, and the resulting DePalma Equity Value. The components of the DePalma Closing Equity Value Notice shall be prepared in accordance with the definitions set forth in this Agreement (as applicable). The DePalma Closing Equity Value Notice shall include a reasonably detailed calculation of each of the components of the DePalma Equity Value.

(b) Protest Notice. Prior to the date that is five (5) Business Days after the Acquiror’s receipt of the DePalma Closing Equity Value Notice (the “Protest Deadline”), the Acquiror may deliver written notice to the DePalma Companies (the “Protest Notice”) setting forth any objections that the Acquiror may have to the DePalma Closing Equity Value Notice. The Protest Notice shall specify in reasonable detail any contested amounts and, to the extent known, the basis therefor and shall include a schedule setting forth the Acquiror’s determination of the DePalma Equity Value. If a Protest Notice is not delivered prior to the Protest Deadline, then the Unpaid Acquiror Expenses, the Unpaid DePalma Company Expenses, the Specified Cash Amount, the Minimum Cash Amount, the DePalma I Equity Value, the DePalma II Equity Value, and the DePalma Equity Value shall be final, binding and non-appealable by Acquiror or the DePalma Companies. If a Protest Notice is delivered prior to the Protest Deadline, any amounts not disputed therein shall be final, binding and non-appealable by Acquiror or the DePalma Companies. After delivery of the DePalma Closing Equity Value Notice, the DePalma Companies shall, and shall cause its officers, employees, consultants, accountants and agents to, (i) cooperate with Acquiror and its accountants in connection with its review or preparation (as applicable) of the DePalma Closing Equity Value Notice and Protest Notice and (ii) give Acquiror and its accountants reasonable access upon reasonable notice to the DePalma Companies’ relevant books, records, work papers and personnel during business hours for the purpose of verifying the DePalma Closing Equity Value Notice and preparing the Protest Notice.

(c) Resolution of the Protest. If Acquiror and the DePalma Companies are unable to resolve any disagreement with respect to the DePalma Closing Equity Value Notice within five (5) Business Days following the DePalma Companies’ receipt of the Protest Notice, then only the amounts in dispute will be referred to a nationally recognized public accounting firm as shall be agreed upon in writing by Acquiror and the DePalma Companies (such firm being referred to herein as the “Accountants”) for final determination within thirty (30) days after such referral. The determination by the Accountants of the amounts in dispute shall be based solely on presentations by Acquiror and the DePalma Companies and the terms of this Agreement, and shall not involve the Accountants’ independent review. Any determination by the Accountants shall not be outside the range defined by the respective amounts in the DePalma Closing Equity Value Notice proposed by the DePalma Companies and the Acquiror’s proposed adjustments thereto set forth in the Protest Notice, and absent manifest mathematical error such determination shall be final, binding and non-appealable. Each of Acquiror, on the one hand, and the DePalma Companies, on the other hand, shall bear that percentage of the fees and expenses of the

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Accountants equal to the proportion (expressed as a percentage and determined by the Accountants) of the dollar value of the disputed amounts determined in favor of the other party by the Accountants.

(d) Immediately prior to the Effective Time but after giving effect to the Reorganization, each DePalma Owner will be issued a number of shares of Newco Common Stock equal to the quotient obtained by dividing (i) the product of (A) such DePalma Owner’s Pro Rata DePalma Ownership Percentage, multiplied by (B) the DePalma Equity Value, by (ii) the Acquiror Share Value, in each case, as finally determined pursuant to this Agreement.

Section 3.6 Withholding. Each of the Parties, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law; provided, however, that the Parties agree to reasonably cooperate to reduce or eliminate any such deduction or withholding to the extent permitted under applicable Tax Law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE DEPALMA

GROUP COMPANIES AND NEWCO

(i) Each DePalma Company hereby represents and warrants, solely with respect to itself and not with respect to the other DePalma Company, except as set forth in the DePalma I Disclosure Schedules or the DePalma II Disclosure Schedules, as applicable, it being agreed that disclosure of any item in any section or subsection of such DePalma Company Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, to Acquiror as set forth in Section 4.1 through Section 4.22 below, and (ii) Newco hereby represents and warrants, with respect to itself and Merger Sub and not with respect to any DePalma Company or DePalma Group Company, to Acquiror as set forth in Section 4.23 below.

Section 4.1 Organization and Qualification.

(a) Each DePalma Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 4.1(a) of the DePalma Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each DePalma Group Company. Each DePalma Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a DePalma Material Adverse Effect.

(b) True and complete copies of the Governing Documents of such DePalma Company have been made available to Acquiror, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of such DePalma Company are in full force and effect, and such DePalma Company is not in material breach or violation of any provision set forth in its Governing Documents.

(c) Each DePalma Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a DePalma Material Adverse Effect.

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Section 4.2 Capitalization.

(a) Section 4.2(a) of the DePalma Company Disclosure Schedules sets forth, as of the date hereof, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of such DePalma Company issued and outstanding as of the date hereof, (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of such DePalma Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of such DePalma Company (A) were not issued in violation of the Governing Documents of such DePalma Company or any Contract to which such DePalma Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with all applicable Laws and (D) are free and clear of all Liens (other than transfer restrictions under applicable Law). Other than as may arise in connection with the Reorganization, as of the date hereof, such DePalma Company has no outstanding (x) equity appreciation, phantom equity, profit participation rights, or other equity or equity-based rights or (y) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require such DePalma Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such DePalma Company. Except as set forth on Section 4.2(a) of the DePalma Company Disclosure Schedules and other than as may arise in connection with the Reorganization, as of the date hereof, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of such DePalma Company’s Equity Securities. Effective upon the consummation of the Reorganization, all of such DePalma Company’s Equity Securities will be owned by Newco, free and clear of all Liens (other than transfer restrictions under applicable Law).

(b) With respect to any DePalma Group Company other than such DePalma Company, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or other equity or equity-based rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any such DePalma Group Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such DePalma Group Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any such DePalma Group Company.

(c) None of the DePalma Group Companies (i) owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security (other than of one or more other DePalma Group Companies) or (ii) is a partner or member of any partnership, limited liability company or joint venture (other than of one or more other DePalma Group Companies).

(d) Section 4.2(d) of the DePalma Company Disclosure Schedules sets forth a list of all Indebtedness of the DePalma Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(e) Section 4.2(e) of the DePalma Company Disclosure Schedules sets forth a list of all Change of Control Payments of the DePalma Group Companies as of the date of this Agreement and as of the Closing.

Section 4.3 Authority. Such DePalma Company has the requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which such DePalma Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have

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been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary limited liability company action on the part of such DePalma Company. This Agreement and each Ancillary Document to which such DePalma Company is or will be a party have been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such DePalma Company and constitute or will constitute, upon execution and delivery thereof, as applicable, valid, legal and binding agreements of such DePalma Company (assuming that this Agreement and the Ancillary Documents to which such DePalma Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against such DePalma Company in accordance with their terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.4 Financial Statements; Undisclosed liabilities.

(a) Such DePalma Company has made available to Acquiror a true and complete copy of (i) the audited consolidated statements of financial condition of each of DePalma I and DePalma II, including their respective audited consolidated schedules of investments, as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of income, changes in members’ capital and cash flows for each of the years then ended, each prepared in accordance with AICPA standards and (ii) the unaudited consolidated statements of financial condition of each of DePalma I and DePalma II as of September 30, 2022 (the “Latest Statement of Financial Condition”) and the related unaudited consolidated statements of income and cash flows of each of DePalma I and DePalma II for the 9-month period then ended, prepared in accordance with AICPA standards (clauses (i) and (ii), collectively, the “AICPA Financial Statements”), each of which are attached as Section 4.4(a) of the DePalma Company Disclosure Schedules. Each of the AICPA Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations, changes in members’ capital and cash flows of the DePalma Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The audited consolidated statements of financial condition of the DePalma Group Companies, including the audited consolidated schedules of investments, as of December 31, 2021 and December 31, 2022, and the related audited consolidated statements of income, changes in members’ capital and cash flows of the DePalma Group Companies for the year then ended, prepared in accordance with PCAOB standards (the “Required DePalma Financial Statements”), when delivered following the date of this Agreement in accordance with Section 6.15, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations, changes in members’ capital and cash flows of the DePalma Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein and (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c) No DePalma Group Company has any liabilities, debts or obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, in each case, which would be required by GAAP to be set forth on the consolidated statements of financial condition of the DePalma Group Companies, except (i) as set forth on the Latest Statement of Financial Condition, (ii) for liabilities incurred in the ordinary course of business since the date of the Latest Statement of Financial Condition (none of which is a liability for breach of contract, breach of

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warranty, tort, infringement or violation of Law), (iii) for liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) as set forth on Section 4.4(c) of the DePalma Company Disclosure Schedules, and (v) for liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the DePalma Group Companies, taken as a whole.

(d) The DePalma Group Companies have established and maintain systems of internal accounting controls that provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the DePalma Group Companies’ assets. The DePalma Group Companies maintain and, for all periods covered by the AICPA Financial Statements, have maintained books and records of the DePalma Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the DePalma Group Companies in all material respects.

(e) Since January 1, 2021, except as set forth on Section 4.4(e) of the DePalma Company Disclosure Schedules, no DePalma Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the DePalma Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the DePalma Companies, or (iii) fraud, whether or not material, that involves management or other employees of the DePalma Group Companies who have a significant role in the internal controls over financial reporting of the DePalma Group Companies.

(f) No DePalma Group Company is a party to, or has any commitment to become a party to, any written joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among such DePalma Company and a Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or an “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid any disclosure of any material transaction involving, or material liabilities of, such DePalma Company or any of its Subsidiaries in the AICPA Financial Statements.

Section 4.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent with any Governmental Entity is required on the part of such DePalma Company or any of the other DePalma Group Companies with respect to such DePalma Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which such DePalma Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger with respect to such DePalma Company, and (iv) any other Consents, designations, or declarations, the absence of which would not have a DePalma Material Adverse Effect.

(b) Neither the execution, delivery or performance by such DePalma Company of this Agreement or the Ancillary Documents to which such DePalma Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of such DePalma Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms,

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conditions or provisions of (A) any Contract to which any DePalma Group Company is a party or (B) any Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any DePalma Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any DePalma Group Company, except, in the case of any of clauses (iii) through (iv) above, as would not have a DePalma Material Adverse Effect.

Section 4.6 Permits. Each of the DePalma Group Companies holds, and, at all times since January 1, 2021, has held, all material Permits (the “Material Permits”) that are required or are necessary to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not result in a DePalma Material Adverse Effect, and each such Material Permit is set forth in Section 4.6 of the DePalma Company Disclosure Schedules. Except as is not and would not reasonably be expected to be material to the DePalma Group Companies, taken as a whole, to the knowledge of such DePalma Company, (i) each Material Permit is in full force and effect in accordance with its terms, (ii) no written notice has been received by any DePalma Group Company regarding any (A) actual or potential violation of, or failure to comply with, any term or requirement of any Material Permit or (B) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any Material Permit and (iii) there is no Proceeding pending, or, to the knowledge of such DePalma Company, threatened in writing that seeks, or, to the knowledge of such DePalma Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Material Permit.

Section 4.7 Material Contracts.

(a) Section 4.7(a) of the DePalma Company Disclosure Schedules sets forth a list of the following Contracts to which a DePalma Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 4.7(a) of the DePalma Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 4.7(a) of the DePalma Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract under which any DePalma Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(ii) any Contract under which any DePalma Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such DePalma Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iii) any joint venture, profit-sharing, partnership or other similar Contract;

(iv) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any DePalma Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Newco or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any DePalma Group Company to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Newco or any of its Affiliates after the Closing;

(v) any Contract requiring any future capital commitment by any DePalma Group Company in an amount in excess of (A) $1,000,000 annually or (B) $1,000,000 over the life of the agreement;

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(vi) any Contract requiring any DePalma Group Company to guarantee the liabilities of any Person (other than such DePalma Company or a Subsidiary) or pursuant to which any Person (other than such DePalma Company or a Subsidiary) has guaranteed the liabilities of a DePalma Group Company, in each case in excess of $1,000,000;

(vii) any Contract under which any DePalma Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(viii) any Contract related to a DePalma Related Party Transaction;

(ix) any Contract with any Person under which any DePalma Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to exclusively license or any other similar rights with respect to any Owned Intellectual Property;

(x) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a DePalma Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $250,000 or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof or accelerated vesting of any compensation or benefits upon the consummation of the transactions contemplated by this Agreement or (C) that requires prior notice of termination of thirty (30) days or longer;

(xi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any DePalma Group Company (or Newco or any of its Affiliates after the Closing);

(xii) any other Contract the performance of which requires either (A) annual payments to or from any DePalma Group Company in excess of $1,000,000 or (B) aggregate payments to or from any DePalma Group Company in excess of $1,000,000 over the life of the agreement and, in each case, which are not terminable by the applicable DePalma Group Company without penalty upon less than thirty (30) days’ prior written notice; and

(xiii) any Contract between any DePalma Group Company and any Governmental Entity.

(b) (i) Each Material Contract is valid, legal and binding on the applicable DePalma Group Company and, to the knowledge of such DePalma Company, the counterparty thereto, and is in full force and effect and (ii) the applicable DePalma Group Company and, to the knowledge of such DePalma Company, the counterparties thereto are not in material breach of, or default under, any Material Contract, and, to such DePalma Company’s knowledge, (A) no event has occurred that (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Material Contract and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Since January 1, 2022 through the date hereof, no DePalma Group Company has received notice of (i) any material breach or default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract or materially accelerate the obligations of any DePalma Group Company thereunder. True, correct and complete copies of all Material Contracts as in effect as of the date hereof have been made available to Acquiror.

Section 4.8 Absence of Changes. During the period beginning on January 1, 2022 and ending on the date of this Agreement, (a) no DePalma Material Adverse Effect has occurred with respect to such DePalma Company,

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and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby (including the Reorganization), (i) each DePalma Group Company has conducted its business in the ordinary course in all material respects and (ii) no DePalma Group Company has taken any action that would require the Consent of Acquiror if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b).

Section 4.9 Litigation. Except as set forth on Section 4.9 of the DePalma Company Disclosure Schedules, there is no (and since January 1, 2020, there has not been any) Proceeding pending or, to each DePalma Company’s knowledge, threatened against or involving any DePalma Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the DePalma Group Companies, taken as a whole. Neither the DePalma Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date hereof, there are no Proceedings by a DePalma Group Company pending against any other Person, which if adversely decided or resolved, would reasonably be expected to, individually or in the aggregate, cause a DePalma Material Adverse Effect.

Section 4.10 Compliance with Applicable Law. Each DePalma Group Company (a) conducts (and since December 31, 2019 has conducted) its business in accordance with all Laws and Orders applicable to such DePalma Group Company and is not in violation of any such Law or Order and (b) has not received any written communication from a Governmental Entity alleging that such DePalma Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the DePalma Group Companies, taken as a whole.

Section 4.11 Environmental Matters. Except as would not have a DePalma Material Adverse Effect with respect to such DePalma Company:

(a) None of the DePalma Group Companies has received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b) There is no (and since January 1, 2019 there has not been any) Proceeding pending or, to such DePalma Company’s knowledge, threatened in writing against any DePalma Group Company pursuant to Environmental Laws.

The DePalma Group Companies have made available to Acquiror copies of all material environmental, health and safety reports and documents that are in any DePalma Group Company’s possession or control relating to the current or former operations, properties or facilities of the DePalma Group Companies.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the DePalma Company Disclosure Schedules sets forth, with respect to such DePalma Company, a true and complete list of all (i) Registered Intellectual Property owned or purported to be owned by, or filed by or in the name of any DePalma Group Company, and (ii) material unregistered Marks. Section 4.12(a) of the DePalma Company Disclosure Schedules lists, for each item of Registered Intellectual Property (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item. Such Registered Intellectual Property is subsisting and, to the knowledge of such DePalma Company, valid and enforceable.

(b) All necessary fees and filings with respect to any Registered Intellectual Property required to be set forth on Section 4.12(a) of the DePalma Company Disclosure Schedules have been timely submitted to the relevant intellectual property office, Governmental Entity or Internet domain name registrars, in each case to maintain such Registered Intellectual Property in full force and effect. To such DePalma Group Company’s

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knowledge, no issuance or registration obtained and no application filed by the DePalma Group Companies for any material Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed. There are no material Proceedings pending that relate to any Registered Intellectual Property of the DePalma Group Companies and, to such DePalma Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c) A DePalma Group Company exclusively owns all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). No DePalma Group Company has transferred ownership of, or granted any license with respect to, any Owned Intellectual Property to any other Person. The applicable DePalma Group Company has valid rights under all Contracts for Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all such Licensed Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by such DePalma Group Company, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property Rights used in or reasonably necessary for the operation of the DePalma Group Companies’ respective businesses as currently conducted.

(d) Each Person who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Owned Intellectual Property has entered into a valid and enforceable written Contract whereby such Person has (i) agreed to maintain, protect, and not disclose the trade secrets and confidential information of the applicable DePalma Group Companies and (ii) assigned, via a present assignment, to a DePalma Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such Person in the course of such Person’s employment or other engagement with such DePalma Group Company.

(e) Each DePalma Group Company has taken commercially reasonable steps designed to safeguard and maintain the secrecy and value of any trade secrets, know-how and other confidential information included in the Owned Intellectual Property.

(f) To such DePalma Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Owned Intellectual Property. Since January 1, 2019, no DePalma Group Company has asserted or, to such DePalma Company’s knowledge, threatened any Proceeding against any Person alleging any infringement, misappropriation or other violation of any Owned Intellectual Property.

(g) To such DePalma Company’s knowledge, each DePalma Group Company has obtained, possesses and is, in all material respects, in compliance with valid licenses to use all of IT Systems.

Section 4.13 Employment and Benefits Matters.

(a) None of the DePalma Group Companies has any material liability for any unpaid wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), has any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other similar benefits or obligations.

(b) No DePalma Group Company sponsors, maintains, contributes to, has any obligation to contribute to or otherwise has any current or contingent liability or obligation with respect to or under any Employee Benefit Plan.

Section 4.14 Insurance. Each of the DePalma Companies maintains coverage or is otherwise insured under all policies of fire, liability, property, casualty and other forms of insurance necessary to the conduct of such DePalma Company’s business as currently conducted. All such policies are in full force and effect, all premiums

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due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Acquiror. As of the date of this Agreement, no claim by any DePalma Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the DePalma Group Companies, taken as a whole.

Section 4.15 Tax Matters.

(a) Each DePalma Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each DePalma Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each DePalma Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any equity interest holder or other third-party.

(c) No DePalma Group Company is currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No DePalma Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business or automatic extensions of time not requiring the Consent of any Tax Authority.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a DePalma Group Company, which agreement or ruling would be effective after the Closing Date.

(f) No DePalma Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the DePalma Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no DePalma Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No DePalma Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a DePalma Group Company or any of its current Affiliates) or (ii) has any material liability for the Taxes of any Person (other than a DePalma Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) Within the last three (3) years, no written claims have been made by any Tax Authority in a jurisdiction where a DePalma Group Company does not file Tax Returns that such DePalma Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

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(k) Each DePalma Group Company is, and has been at all times since its date of formation, been classified as partnership or a disregarded entity (within the meaning of Treasury Regulation Section 301.7701-3(b)(1)(ii)) for U.S. federal income Tax purposes and for all applicable state and local income Tax purposes, and no election has been filed with any Tax Authority to treat any DePalma Group Company as an association taxable as a corporation for U.S. federal (or applicable state or local) income Tax purposes.

(l) No DePalma Group Company has taken or agreed to take any action not contemplated by this Agreement, the Ancillary Documents and/or the Reorganization that would reasonably be expected to prevent the Blocker Mergers, the Contributions, and/or the Merger from qualifying for the Intended Tax Treatment.

Section 4.16 Brokers. Except as set forth on Section 4.16 of the DePalma Company Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such DePalma Company or any of its Affiliates for which any of the DePalma Group Companies has any obligation (which fees shall be the sole responsibility of such DePalma Company, except as otherwise provided in Section 9.5).

Section 4.17 Real and Personal Property.

(a) Owned Real Property. No DePalma Group Company owns any real property.

(b) Leased Real Property. Section 4.17(b)(i) of the DePalma Company Disclosure Schedules sets forth a true, correct and complete list (including street addresses) of all real property leased, subleased, licensed or similarly used or occupied by any of the DePalma Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any DePalma Group Company is a tenant as of the date of this Agreement. True, correct and complete copies of all such Real Property Leases (including, for the avoidance of doubt, all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to Acquiror. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable DePalma Group Company party thereto, enforceable in accordance with its terms against such DePalma Group Company and, to such DePalma Company’s knowledge, each other party thereto (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any DePalma Group Company or, to such DePalma Company’s knowledge or as set forth on Section 4.17(b)(ii) of the DePalma Company Disclosure Schedules, any third party under any Real Property Lease, and, to such DePalma Company’s knowledge, no event has occurred that (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any party to any Real Property Lease. The DePalma Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been disturbed, and to such DePalma Company’s knowledge, there are no material disputes with respect to any Real Property Leases. Except as set forth in Section 4.17(b)(iii) of the DePalma Company Disclosure Schedules, to such DePalma Company’s knowledge, with respect to each of the Real Property Leases, there are no (A) written or, oral, subleases, licenses, concessions or other Contracts granting to any Person other than a DePalma Group Company the right to use or occupy any Leased Real Property or any portion thereof and (B) outstanding options or rights of first refusal to purchase all or any portion of any Leased Real Property. The Leased Real Property comprises all of the real property used in, or otherwise related to the business of the DePalma Group Companies. No DePalma Group Company has assigned, transferred, conveyed, mortgaged, deeded in trust, encumbered, or collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.

(c) Personal Property. Each DePalma Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the DePalma Group Companies reflected in the AICPA Financial Statements or thereafter acquired by the DePalma

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Group Companies, except for assets disposed of in the ordinary course of business. The tangible assets and properties of the DePalma Group Companies are in good operating condition in all material respects (normal wear and tear excepted) and are fit, in all material respects, for use in the ordinary course of business, and no material uninsurable damage has, since the date of the Latest Statement of Financial Condition, occurred with respect to such assets and properties.

Section 4.18 Transactions with Affiliates. Section 4.18 of the DePalma Company Disclosure Schedules sets forth, with respect to such DePalma Company, all Contracts between (a) any DePalma Group Company, on the one hand and (b) any officer, partner, member, manager, direct or indirect equityholder or Affiliate of any DePalma Group Company (other than, for the avoidance of doubt, any other DePalma Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), other than such DePalma Group Company, a “DePalma Related Party”), other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b). No DePalma Related Party (A) owns any interest in any material asset or property used in any DePalma Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person that is a supplier, lender, partner, lessor, lessee or other material business relation of any DePalma Group Company or (C) owes any material amount to, or is owed any material amount by, any DePalma Group Company (other than ordinary course expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.18 are referred to herein as “DePalma Related Party Transactions”.

Section 4.19 Data Privacy and Security.

(a) There are no pending, nor have there been any, material Proceedings against or investigations or inquiries into any DePalma Group Company initiated by any Person, Governmental Entity (including any state securities regulatory authority) or regulatory or Self-Regulatory Organization, alleging that any DePalma Group Company or any Processing of Personal Data by or on behalf of any DePalma Group Company is in violation of (i) any applicable Laws relating to data security or data privacy; (ii) the DePalma Group Companies’ internal and external privacy policies; (iii) all applicable industry standards; and (iv) applicable provisions of all Contracts relating to the foregoing.

(b) The DePalma Group Companies use commercially reasonable efforts to maintain and protect the confidentiality, integrity, and security of their IT Systems and to prevent any unauthorized use, access, interruption or modification of such IT Systems. Such IT Systems are (i) together with the other IT Systems used or held for use by the DePalma Group Companies, sufficient for the immediate and currently anticipated future needs of the DePalma Group Companies and (ii) in sufficiently good working condition to effectively perform all information technology operations as necessary for the operation of the businesses of the DePalma Group Companies as currently conducted. Each DePalma Group Company owns or has license or lease to use the IT Systems as necessary to operate the business of each DePalma Group Company as currently conducted.

Section 4.20 Compliance with International Trade & Anti-Corruption Laws .

(a) Neither the DePalma Group Companies nor any of their officers nor, to such DePalma Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing, is or has been, since January 1, 2020, (i) a Person named on any Sanctions and Export Control Laws-related list of designated or restricted Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory that is or has since January 1, 2016 been the subject or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria); (iii) an entity 50% or greater owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaged in dealings with or for the benefit of any Person described in clauses (i), (ii) or (iii). No DePalma Group Company has engaged in any export, reexport, transfer or

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provision of any goods, Software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under Sanctions and Export Control Laws.

(b) Neither the DePalma Group Companies nor any of their officers nor, to such DePalma Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise violated any Anti-Corruption Laws.

(c) Since January 1, 2021, no DePalma Group Company has received from any Governmental Entity or other Person any written notice, inquiry or allegation; made any disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or alleged violation, in each case related to Anti-Corruption Laws or Sanctions and Export Control Laws.

Section 4.21 Information Supplied. None of the information supplied or to be supplied by or on behalf of the DePalma Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the holders of Acquiror Shares or at the time of the Acquiror Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.22 Investigation; No Other Representations.

(a) Such DePalma Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Acquiror and (ii) it has been furnished with or given access to such documents and information about Acquiror and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, such DePalma Company has relied solely on its own investigation and analysis and the representations and warranties of the Acquiror expressly set forth in Article 5 and in the Ancillary Documents to which such DePalma Company is or will be a party and no other representations or warranties of Acquiror or any other Person, either express or implied, and such DePalma Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties of the Acquiror expressly set forth in Article 5 and in the Ancillary Documents to which such DePalma Company is or will be a party, neither Acquiror nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.23 Representations and Warranties Relating to Newco and Merger Sub.

(a) Each of Newco and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Newco and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a material adverse effect on the ability of Newco or Merger Sub to consummate the transactions contemplated by this Agreement. True and complete copies of the Governing Documents of Newco and Merger Sub have been made available to Acquiror, in each

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case, as amended and in effect as of the date of this Agreement. The Governing Documents of each of Newco and Merger Sub are in full force and effect, and neither Newco nor Merger Sub is in breach or violation of any provision set forth in its Governing Documents.

(b) Each of Newco and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which Newco or Merger Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of Newco or Merger Sub, as applicable. This Agreement and each Ancillary Document to which Newco or Merger Sub is or will be a party, will be, upon execution thereof, duly and validly executed and delivered by Newco or Merger Sub and constitute or will constitute, upon execution thereof, as applicable, valid, legal and binding agreements of Newco or Merger Sub (assuming this Agreement has been and the Ancillary Documents to which Newco or Merger Sub is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against Newco or Merger Sub in accordance with their terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No Consent of, or designation or declaration with, any Governmental Entity is required on the part of Newco or Merger Sub with respect to Newco’s or Merger Sub’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be a party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) the filing of the Certificate of Merger, and (ii) any other Consents, designations, or declarations, the absence of which would not have a material adverse effect on the ability of Newco or Merger Sub to consummate the transactions contemplated hereby.

(d) The authorized Equity Securities of Newco as of the date hereof consist of 1,000 shares of Newco Common Stock, none of which is issued or outstanding as of the date hereof. Immediately prior to the Effective Time but after giving effect to the Reorganization, each DePalma Owner will be issued a number of shares of Newco Common Stock equal to the quotient obtained by dividing (i) the product of (A) such DePalma Owner’s Pro Rata DePalma Ownership Percentage, multiplied by (B) the DePalma Equity Value, by (ii) the Acquiror Share Value. At Closing, there shall be no other issued and outstanding Equity Securities of Newco other than the shares of Newco Common Stock issued to the DePalma Owners pursuant to Section 3.5(d), the Rollover Warrants issued pursuant to Section 3.3 and the Acquiror Per Share Consideration issued pursuant to Section 3.4. Immediately after the Effective Time, all of the issued and outstanding Newco Shares (i) will be duly authorized, validly issued, fully paid and nonassessable, (ii) will have been issued in compliance in all material respects with applicable Law and (iii) will not have been issued in breach or violation of any preemptive rights or Contract to which Newco is a party or bound. The Equity Securities of Merger Sub outstanding as of the date of this Agreement (x) have been duly authorized and validly issued and are fully paid and nonassessable, (y) were issued in compliance in all material respects with applicable Law and (z) were not issued in breach or violation of any preemptive rights or Contract to which Newco is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Newco free and clear of all Liens (other than transfer restrictions under applicable Laws). As of the date hereof, Newco has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

(e) Each of Newco and Merger Sub was organized or incorporated solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby (including the Reorganization) and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its

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covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including the Reorganization).

Section 4.24 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ACQUIROR OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE DEPALMA COMPANIES, NEWCO OR ANY OTHER PERSON MAKES, AND EACH DEPALMA COMPANY AND NEWCO EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE DEPALMA COMPANIES, THE DEPALMA GROUP COMPANIES OR NEWCO THAT HAVE BEEN MADE AVAILABLE TO ACQUIROR OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE DEPALMA COMPANIES, THE DEPALMA GROUP COMPANIES OR NEWCO BY THE MANAGEMENT OF ANY DEPALMA COMPANY, NEWCO OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ACQUIROR IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY DEPALMA COMPANY, ANY DEPALMA GROUP COMPANY OR NEWCO, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SUCH PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ACQUIROR IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO ACQUIROR

Except (a) as set forth on the Acquiror Disclosure Schedules, it being agreed that disclosure of any item in any section or subsection of the Acquiror Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face or (b) as set forth in any Acquiror SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), Acquiror hereby represents and warrants to the DePalma Companies, Newco and Merger Sub as follows:

Section 5.1 Organization and Qualification.

(a) Acquiror is a corporation duly incorporated validly existing and in good standing under the Laws of the State of Delaware. Acquiror has the requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have an Acquiror Material Adverse Effect.

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(b) True and complete copies of the Governing Documents of Acquiror have been made available to the DePalma Companies and Newco, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of Acquiror are in full force and effect, and Acquiror is not in breach or violation of any provision set forth in its Governing Documents.

(c) Acquiror is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have an Acquiror Material Adverse Effect.

Section 5.2 Authority.

(a) At a meeting duly called and held, the Acquiror Board has (a) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Acquiror and its shareholders, (b) determined that the fair market value of the DePalma Companies is, in the aggregate, equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and Taxes payable on interest earned) as of the date hereof, (c) approved the transactions contemplated by this Agreement as a Business Combination (as defined in the Governing Documents of Acquiror), and (d) resolved to recommend to the shareholders of Acquiror approval of each of the matters requiring the Acquiror Shareholder Approvals.

(b) Acquiror has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Acquiror Shareholder Approvals, the execution and delivery of this Agreement, the Ancillary Documents to which Acquiror is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of Acquiror. This Agreement and each Ancillary Document to which Acquiror is or will be a party, will be, upon execution thereof, duly and validly executed and delivered by Acquiror and constitute or will constitute, upon execution thereof, as applicable, valid, legal and binding agreements of Acquiror (assuming this Agreement has been and the Ancillary Documents to which Acquiror is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against Acquiror in accordance with their terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 5.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent of, or designation or declaration with, any Governmental Entity is required on the part of Acquiror with respect to Acquiror’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby, (ii) such filings with and approvals of Nasdaq to permit Newco Shares to be issued in accordance with this Agreement to be listed on Nasdaq, (iii) filing of the Certificate of Merger, (iv) the Acquiror Shareholder Approvals or (v) any other Consents, designations, or declarations, the absence of which would not have an Acquiror Material Adverse Effect.

(b) None of the execution, delivery or performance by Acquiror of this Agreement or the Ancillary Documents to which Acquiror is or will be a party nor the consummation by Acquiror of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of Acquiror, (ii) result in a violation or

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breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Acquiror is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Acquiror or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of Acquiror, except in the case of clauses (ii) through (iv) above, as would not have an Acquiror Material Adverse Effect.

Section 5.4 Brokers. Except as set forth on Section 5.4 of the Acquiror Disclosure Schedules (which fees shall be the sole responsibility of the Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror for which Acquiror has any obligation.

Section 5.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of Acquiror expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the holders of Acquiror Shares or at the time of the Acquiror Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6 Permits. Acquiror holds, and, at all times since the date of its organization or incorporation, has held, all Permits that are required or are necessary to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not result in an Acquiror Material Adverse Effect. Except as is not and would not reasonably be expected to have an Acquiror Material Adverse Effect, (a) each such Permit is in full force and effect in accordance with its terms, (b) no written notice has been received by Acquiror regarding any (i) actual or potential violation of, or failure to comply with, any term or requirement of any such Permit or (ii) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any such Permit and (c) there is no Proceeding pending, or, to the knowledge of Acquiror, threatened in writing that seeks, or, to the knowledge of Acquiror, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any such Permit.

Section 5.7 Absence of Changes. During the period beginning on January 1, 2022 and ending on the date of this Agreement, (a) no Acquiror Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) Acquiror has conducted no material business activities other than activities directed towards the accomplishment of its formation, initial public offering and a business combination (and related matters) and (ii) other than activities directed towards the accomplishment of its formation, initial public offering and a business combination (and related matters), Acquiror has not taken any action that would require the Consent of the DePalma Companies if taken during the period from the date of this Agreement until the Closing pursuant to Section  6.10(b).

Section 5.8 Capitalization of Acquiror.

(a) Section 5.8(a) of the Acquiror Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Acquiror Shares and the Acquiror Warrants as of the date hereof. All outstanding Equity Securities of Acquiror as of the date hereof have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Acquiror and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under the Securities Act or under the Governing Documents of Acquiror) and were not issued in

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violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Acquiror Shares and Acquiror Warrants (including fractional Acquiror Warrants) set forth on Section 5.8(a) of the Acquiror Disclosure Schedules, immediately prior to Closing, there shall be no other Equity Securities of Acquiror issued and outstanding.

(b) Except as expressly provided by this Agreement, the Ancillary Documents, the Acquiror SEC Reports or the transactions contemplated hereby and thereby or as mutually agreed to by the Parties, as of the date hereof, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or other equity or equity-based rights, (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Acquiror, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, Acquiror has no obligation, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Acquiror, or (C) Equity Securities of Acquiror subject to any registration rights.

Section 5.9 SEC Filings. Acquiror has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to applicable Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Acquiror SEC Reports”) and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to applicable Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Acquiror SEC Reports”). Each of the Acquiror SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Acquiror SEC Reports, as of their respective dates of filing (or, if amended, as of the date of such amendment), and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the applicable Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Acquiror SEC Reports or the Additional Acquiror SEC Reports (for purposes of the Additional Acquiror SEC Reports, assuming that the representation and warranty set forth in Section 4.21 is true and correct in all respects with respect to all information supplied by or on behalf of the DePalma Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Acquiror SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Acquiror SEC Reports, assuming that the representation and warranty set forth in Section 4.21 is true and correct in all respects with respect to all information supplied by or on behalf of the DePalma Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Reports.

Section 5.10 Trust Account. As of December 31, 2022, Acquiror has an amount in cash in the Trust Account equal to at least $10,325,848. The funds held in the Trust Account are (a) invested in United States “government securities”, having a maturity of one hundred eighty (180) days or less or in money market funds that invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated September 30, 2021 (the “Trust Agreement”), between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate in any material respect or, to Acquiror’s knowledge, which would entitle any Person to any portion of the funds in the

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Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the holders of Acquiror Shares who shall have elected to redeem their shares of Acquiror Class A Common Stock pursuant to the Governing Documents of Acquiror or (iii) if Acquiror fails to complete a business combination within the allotted time period set forth in the Governing Documents of Acquiror and liquidates the Trust Account, subject to the terms of the Trust Agreement, Acquiror (in limited amounts to permit Acquiror to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Acquiror) and then the holders of Acquiror Shares as of such time). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Acquiror and the Trust Agreement. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Acquiror, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the holders of Acquiror Shares who have elected to redeem their shares of Acquiror Class A Common Stock pursuant to the Governing Documents of Acquiror, each in accordance with the terms of and as set forth in the Trust Agreement, Acquiror shall have no further obligation under either the Trust Agreement or the Governing Documents of Acquiror to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 5.11 Transactions with Affiliates. Section 5.11 of the Acquiror Disclosure Schedules sets forth all Contracts between (a) Acquiror, on the one hand and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Acquiror or the Sponsor, on the other hand (each Person identified in this clause (b), other than Acquiror, an “Acquiror Related Party”), other than (i) Contracts with respect to an Acquiror Related Party’s employment with, or the provision of services to, Acquiror entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.10(b) or entered into in accordance with Section 6.10(b). No Acquiror Related Party (A) owns any interest in any material asset used in the business of Acquiror, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person that is a material client, supplier, customer, lessor or lessee of Acquiror or (C) owes any material amount to, or is owed material any amount by, Acquiror. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.11 are referred to herein as “Acquiror Related Party Transactions”.

Section 5.12 Litigation. There is no (and since its organization, incorporation or formation, as applicable, there has not been any) Proceeding pending or, to Acquiror’s knowledge, threatened against or involving Acquiror that, if adversely decided or resolved, would be material to Acquiror. None of Acquiror or any of its respective properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by Acquiror pending against any other Person.

Section 5.13 Compliance with Applicable Law. Acquiror (a) conducts (and since its organization, incorporation or formation, as applicable, has conducted) its business in accordance with all Laws and Orders applicable to Acquiror and is not in violation of any such Law or Order, and (b) has not received any written communications from a Governmental Entity that allege that Acquiror is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.14 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, or “smaller

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reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP and (ii) Acquiror has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and principal financial officer by others within Acquiror.

(b) Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, Acquiror has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister shares of Acquiror Class A Common Stock or prohibit or terminate the listing of shares of Acquiror Class A Common Stock on Nasdaq. Acquiror has not taken any action that is designed to terminate the registration of shares of Acquiror Class A Common Stock under the Exchange Act.

(d) The Acquiror SEC Reports contain true and complete copies of the applicable Acquiror Financial Statements. The Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Acquiror Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable). The Acquiror acknowledges that (i) the staff of the SEC (the “Staff”) issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition companies on April 12, 2021 (the “Statement”), (ii) Acquiror continues to review the Statement and its implications, including on the financial statements and other information included in the Acquiror SEC Reports and (iii) any restatement, revision or other modification of the Acquiror SEC Reports in connection with such review of the Statement or any subsequent agreements, Orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Acquiror shall not be deemed material for purposes of this Agreement.

(e) Acquiror has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Acquiror’s and its Subsidiaries’ assets. Acquiror maintains and, for all periods covered by the Acquiror Financial Statements, has maintained books and records of Acquiror in the ordinary course of business that are designed to provide reasonable assurance regarding the accuracy and completeness thereof and reflect the revenues, expenses, assets and liabilities of Acquiror in all material respects.

(f) Since its incorporation, Acquiror has not received any written notification of any (i) a “significant deficiency” in the internal controls over financial reporting of Acquiror to Acquiror’s knowledge, (ii) a “material

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weakness” in the internal controls over financial reporting of Acquiror to Acquiror’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Acquiror who have a significant role in the internal controls over financial reporting of Acquiror.

Section 5.15 No Undisclosed Liabilities. Except for the liabilities (a) incurred in connection with the evaluation, consideration, negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Unpaid Acquiror Expenses and any liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (b) set forth or disclosed in the Acquiror Financial Statements included in the Acquiror SEC Reports, (c) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Reports in the ordinary course of business, (d) either permitted to be incurred pursuant to Section 6.10(b) or incurred in accordance with Section 6.10(b) or (e) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Acquiror, Acquiror has no liabilities, debts or obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, in each case, which would be required by GAAP to be set forth on the balance sheet of Acquiror.

Section 5.16 Tax Matters.

(a) Acquiror has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Acquiror has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Acquiror has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) Acquiror is not currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) Acquiror has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business or automatic extensions of time not requiring the Consent of any Tax Authority.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Acquiror which agreement or ruling would be effective after the Closing Date.

(f) Acquiror is not and has never been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) Acquiror is Tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h) There are no Liens for material Taxes on any assets of Acquiror other than Permitted Liens.

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(i) During the two (2)-year period ending on the date of this Agreement, Acquiror was neither a distributing corporation nor a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j) Acquiror (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) does not have any material liability for the Taxes of any Person (other than any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(k) Within the last three years, no written claims have been made by any Tax Authority in a jurisdiction where Acquiror does not file Tax Returns that Acquiror is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(l) Acquiror is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), and Acquiror is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(m) Acquiror is not and has never been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Acquiror has not taken or agreed to take any action not contemplated by this Agreement, the Ancillary Documents and/or the Reorganization that would reasonably be expected to prevent the Blocker Mergers, the Contributions, and/or the Merger from qualifying for the Intended Tax Treatment.

Section 5.17 Investigation; No Other Representations.

(a) Acquiror, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the DePalma Companies, Newco and Merger Sub, and (ii) it has been furnished with or given access to such documents and information about the DePalma Companies, Newco, Merger Sub and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, Acquiror has relied solely on its own investigation and analysis and the representations and warranties of the DePalma Companies expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the DePalma Companies, Newco, Merger Sub, or any other Person, either express or implied, and Acquiror, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties of the DePalma Companies expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the DePalma Companies, Newco, Merger Sub or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 5.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE DEPALMA COMPANIES, NEWCO, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR

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OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 5 AND THE ANCILLARY DOCUMENTS, NEITHER ACQUIROR NOR ANY OTHER PERSON MAKES, AND ACQUIROR EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ACQUIROR THAT HAVE BEEN MADE AVAILABLE TO THE DEPALMA COMPANIES, NEWCO, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ACQUIROR BY OR ON BEHALF OF THE MANAGEMENT OF ACQUIROR OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE DEPALMA COMPANIES, NEWCO, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ACQUIROR, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ACQUIROR, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE DEPALMA COMPANIES, NEWCO, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 6

COVENANTS

Section 6.1 Conduct of Business of the DePalma Companies.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each DePalma Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document (including in connection with or pursuant to the Reorganization), as required by applicable Law, as set forth on Section 6.1(a) of the DePalma Company Disclosure Schedules with respect to such DePalma Company, as consented to in writing by Acquiror (such Consent not to be unreasonably withheld, conditioned or delayed), or as a result of or in connection with COVID-19 Measures, (i) operate the business of the DePalma Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the DePalma Group Companies.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each DePalma Company shall, and shall cause its Subsidiaries to, except (1) as expressly contemplated by this Agreement or any Ancillary Document (including in connection with or pursuant to the Reorganization), (2) as required by applicable Law, (3) as set forth on Section 6.1(b) of the DePalma Company Disclosure Schedules with respect to such DePalma Company, (4) for transactions solely between such DePalma Company and its wholly-owned Subsidiaries or between such Subsidiaries, or (5) as consented to in writing by Acquiror or Newco (such Consent not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) (A) merge, consolidate, combine or amalgamate any DePalma Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any

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Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(ii) adjust, split, combine or reclassify any of its Equity Securities;

(iii) adopt any amendments, supplements, restatements or modifications to any DePalma Group Company’s Governing Documents;

(iv) (A) sell, assign, abandon, lease, license, convey, sublicense or otherwise dispose of any material assets or properties of the DePalma Group Companies (other than Intellectual Property Rights, which are subject to Section 6.1(b)(viii)), or (B) create, subject or incur any Lien (other than Permitted Liens) on any material assets or properties of the DePalma Group Companies (other than Intellectual Property Rights, which is subject to Section 6.1(b)(viii)), except in each case of clauses (A) and (B) in the ordinary course of business or for dispositions of obsolete assets or properties (which shall, for the avoidance of doubt, include any repayments, foreclosures, restructurings, or resolutions of loans in disposition of medallions);

(v) transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens), (A) any Equity Securities of any DePalma Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any DePalma Group Company to issue, deliver or sell any Equity Securities of any DePalma Group Company;

(vi) incur, create or assume any Indebtedness in excess of $5,000,000, other than ordinary course payables or as required to fund working capital or other business or operational requirements;

(vii) except in the ordinary course of business, including as it relates to the management of the loan portfolio and related medallion assets, (A) enter into, amend, modify, extend, renew or terminate any Real Property Lease or any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that if entered into prior to the execution and delivery of this Agreement would be a Material Contract;

(viii) transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any Lien (other than Permitted Liens), fail to diligently maintain or otherwise dispose of any right, title or interest in any Owned Intellectual Property;

(ix) disclose any confidential information or trade secrets (other than in the ordinary course of business subject to appropriate written obligations with respect to confidentiality, non-use and non-disclosure) to any Person;

(x) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement with any Tax Authority, settle any material Tax claim or assessment with any Tax Authority, or Consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business or automatic extensions of time not requiring the Consent of any Tax Authority;

(xi) other than in connection with the dissolution of any Affiliate, compromise, commence, or enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the DePalma Group Companies in excess of $5,000,000, in the aggregate, which grants injunctive relief or other equitable remedies against a DePalma Group Company or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any DePalma Group Company (or Newco or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any DePalma Group Company;

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(xiii) except as may be required by GAAP (or any interpretation thereof) or applicable Law, change any DePalma Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or applicable law;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement;

(xv) make any Change of Control Payment that is not set forth on Section 4.2(e) of the DePalma Company Disclosure Schedules with respect to such DePalma Company;

(xvi) enter into any new line of business or expand any existing line of business, including enter or expand into new geographies, in each case, which would result in requiring clearances, Consents, actions or non-actions from any Governmental Entity or regulatory authority;

(xvii) fail to maintain the Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted; or

(xviii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1.

(c) Without limiting the generality of the foregoing, from and after the delivery of the DePalma Closing Equity Value Notice until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each DePalma Company shall use, and shall cause its Subsidiaries to use, its reasonable best efforts to refrain from taking any action that would reasonably be expected to cause any of the amounts required to be set forth in the DePalma Closing Equity Value Notice (or any of the components thereof) to change.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Acquiror or Newco, directly or indirectly, the right to control or direct the operations of the DePalma Companies prior to the Closing. Prior to the Closing, each of the DePalma Companies shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over its business.

Section 6.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article 7) and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents.

(b) Each of Newco and the DePalma Companies shall (and to the extent required, shall cause its Affiliates to) (i) as promptly as reasonably practicable (and in any event within ten (10) Business Days) following the date of this Agreement prepare and file the notification required of it under the HSR Act with respect to the transactions contemplated by this Agreement, and (ii) provide a reasonable response as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Each Party shall as promptly as reasonably practicable furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any filing, application or submission that is necessary under the HSR Act. Without limiting the foregoing, (a) the Parties agree to use reasonable best efforts to take, or cause to be taken, all actions necessary or desirable to cause the expiration or termination of the applicable waiting periods, including requesting at the

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earliest possible time the early termination of the applicable waiting period under the HSR Act, as applicable, and (b) no Party shall extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written Consent of Acquiror, Newco and the DePalma Companies. Each Party shall (i) as promptly as reasonably practicable inform the other Party of any substantive communication between such Party and any Governmental Entity regarding any filings or other requests made under the HSR Act, (ii) permit the other Party to review any proposed written communication to any Governmental Entity related to the HSR Act or the filings of submissions made by any Party in advance of such written communications being provided to any such Governmental Entity, and each Party shall consider in good faith incorporating the reasonable comments of the other Party into any such written communications, (iii) give the other Party prompt written notice of the commencement of any Proceeding with respect to the matters contemplated in this Section 6.2 and keep the other Party reasonably informed as to the status of any such Proceeding, (iv) not agree to attend or participate in any substantive meeting or discussion, whether in person, videoconference or by telephone, with any Governmental Entity in respect of any filing, investigation or inquiry undertaken by such Governmental Entity pursuant to the HSR Act unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by applicable Law, gives the other Party the opportunity to attend or participate, and (v) as promptly as reasonably practicable, and to the extent permitted by applicable Law, furnish the other Party with copies of all correspondence, filings and written communications between such Party and their Representatives, on the one hand, and any Governmental Entity, on the other hand, in each case, with respect to the matters contemplated in this Section 6.2; provided that, any materials shared may be redacted before being provided to the other Party (A) to remove references concerning the valuation of either of the DePalma Companies, (B) as necessary to comply with contractual arrangements and (C) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns. Nothing in this Section 6.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of such Party or any of its Affiliates or any DePalma Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with such other Party’s prior written Consent.

(c) The HSR Act filing fee shall be borne by the DePalma Companies.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Acquiror, on the one hand, and Newco, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Newco, Newco or any of its Representatives (in their capacity as a representative of Acquiror) or, in the case of Newco or a DePalma Company, Newco, any DePalma Group Company or any of their respective Representatives (in their capacity as a representative of Newco or a DePalma Group Company). Acquiror, Newco and the DePalma Companies shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Acquiror shall, subject to and without limiting the covenants and agreements, and the rights of Newco and the DePalma Companies, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought by any holder of Acquiror Shares; provided, however, that in no event shall Acquiror or any of its Representatives settle or compromise any such Transaction Litigation brought by a holder or holders of Acquiror Shares without the prior written Consent of Newco and the DePalma Companies (not to be unreasonably withheld, conditioned or delayed).

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Section 6.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, at all times prior to the termination of this Agreement, in the event that this Section 6.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, each DePalma Company shall provide, or cause to be provided, to Acquiror and its Representatives during normal business hours reasonable access to the officers, books and records of the DePalma Group Companies (in a manner so as to not interfere with the normal business operations of the DePalma Group Companies). Notwithstanding the foregoing, none of the DePalma Group Companies shall be required to provide to Acquiror or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any DePalma Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract in effect as of the date hereof with such third party, (C) violate any legally-binding obligation of any DePalma Group Company in effect as of the date hereof with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any DePalma Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the applicable DePalma Company shall, and shall cause the other DePalma Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if any DePalma Group Company, on the one hand, and Acquiror or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the applicable DePalma Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Acquiror shall provide, or cause to be provided, to each DePalma Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of Acquiror (in a manner so as to not interfere with the normal business operations of Acquiror). Notwithstanding the foregoing, Acquiror shall not be required to provide, or cause to be provided to, a DePalma Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which Acquiror is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract in effect as of the date hereof with such third party, (C) violate any legally-binding obligation in effect as of the date hereof of Acquiror with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to Acquiror under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Acquiror shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if Acquiror, on the one hand, and any DePalma Group Company, or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Acquiror shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person;

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provided that, if this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 6.4 Public Announcements.

(a) Subject to Section 6.4(b), Section 6.7 and Section 6.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written Consent of the other Party; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the DePalma Companies, if the disclosing party is Acquiror, or Acquiror, if the disclosing party is a DePalma Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith or (B) after the Closing, the disclosing DePalma Company and its Representatives shall use reasonable best efforts to consult with Sponsor and Acquiror and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 6.4 or otherwise in this Agreement, the Parties agree that (x) the DePalma Companies and Acquiror and their respective Affiliates and Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor in connection with normal fund raising or related marketing or informational or reporting activities, so long as such investors are subject to obligations of confidentiality, (y) each DePalma Company may make internal announcements in the ordinary course of business and engage in communications with its bankers, customers, vendors and suppliers (in each case, subject to the prior written approval of Acquiror and Newco), and (z) each of the DePalma Companies and the Acquiror shall mutually agree upon and reasonably cooperate in the production of any investor presentation that will be provided or disclosed publicly to any direct or indirect current investor.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the DePalma Companies, Acquiror and Newco prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement, but no later than the first Business Day thereafter. Promptly after the execution of this Agreement and the release of the Signing Press Release, Acquiror shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the applicable Laws. The form and substance of the Signing Filing shall be approved in advance of filing in writing by the DePalma Companies (such approval not to be unreasonably withheld, conditioned, or delayed). The DePalma Companies, on the one hand, and Acquiror and Newco, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the DePalma Companies or Acquiror, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Acquiror shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by applicable Laws. The form and substance of the Closing Filing shall be approved in advance of filing in writing by the DePalma Companies (such approval not to be unreasonably withheld, conditioned, or delayed). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

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Section 6.5 Tax Matters.

(a) The Parties intend that the Merger, the Blocker Mergers, and/or the Contributions qualify for the Intended Tax Treatment. The Parties shall file all Tax Returns consistent with, and not to take any position for Tax purposes inconsistent with, the Intended Tax Treatment, unless otherwise required to do so by applicable Law.

(b) The Parties shall not, and shall not permit or cause any Affiliate to, take any action, cause any action to be taken, or knowingly fail to take any action which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Merger, the Blocker Mergers, and/or the Contributions from qualifying for the Intended Tax Treatment.

(c) Each of the Parties shall use its commercially reasonable efforts to cooperate with one another and their respective Tax advisors or counsel in connection with the issuance of any opinion or the preparation of any disclosure relating to the Tax consequences of the transactions contemplated by this Agreement and the Ancillary Documents, including using commercially reasonable efforts to deliver to the relevant Tax advisors or counsel certificates (dated as of the necessary date and signed by an officer of each such Party) containing such customary representations as are reasonably necessary or appropriate for such Tax advisors or counsel to render such opinion or prepare such disclosure. If in connection with the filing Registration Statement / Proxy Statement, the SEC requests or requires that an opinion be provided in respect of the Tax consequences of or related to the transactions contemplated by this Agreement and the Ancillary Documents: (i) to the extent such opinion is with respect to Acquiror, Newco, the Acquiror Shareholders, or the Intended Tax Treatment, Acquiror shall use its commercially reasonable efforts to cause its Tax advisors or counsel to provide any such opinion, subject to customary assumptions and limitations, and (ii) to the extent such opinion is with respect to the DePalma Companies or its equityholders and is not otherwise covered by clause (i), the DePalma Companies shall use their commercially reasonable efforts to cause their Tax advisors or counsel to provide any such opinion, subject to customary assumptions and limitations.

(d) Newco shall be responsible for any and all Transfer Taxes and shall cause any and all Transfer Taxes to be timely paid to the applicable Tax Authority. Newco shall file or cause to be filed all necessary Tax Returns with respect to Transfer Taxes.

Section 6.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each DePalma Company shall not, and shall cause the other DePalma Group Companies not to, and shall direct its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), discuss, negotiate or knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a DePalma Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a DePalma Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a DePalma Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any DePalma Group Company (or any Affiliate or successor of any DePalma Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Each DePalma Company agrees to (A) notify Acquiror promptly upon receipt of any DePalma Acquisition Proposal by any DePalma Group Company, and to describe the terms and conditions of any such DePalma Acquisition Proposal in reasonable detail (including the identity of the Persons making such DePalma Acquisition Proposal) and (B) keep Acquiror fully informed on a current basis of any modifications to such offer or information. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.6(a) by any of the DePalma Companies, or its Representatives acting on the DePalma Companies’ behalf, shall be deemed a breach of this Section 6.6(a) by the DePalma Companies.

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(b) Except as required by applicable law and compliance by the Acquiror Board with its applicable fiduciary obligations, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Acquiror shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), discuss, negotiate or knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an Acquiror Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquiror Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an Acquiror Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of Acquiror (or any Affiliate or successor of Acquiror); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Acquiror agrees to (A) notify the DePalma Companies promptly upon receipt of any Acquiror Acquisition Proposal by Acquiror, and to describe the terms and conditions of any such Acquiror Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Acquiror Acquisition Proposal) and (B) keep the DePalma Companies fully informed on a current basis of any modifications to such offer or information. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.6(b) by the Acquiror, or its Representatives acting on the Acquiror’s behalf, shall be deemed a breach of this Section 6.6(b) by the Acquiror.

Section 6.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (which, for the avoidance of doubt, shall be no earlier than the availability of the Required DePalma Financial Statements), but no later than February 14, 2023 (unless Acquiror and the DePalma Companies mutually agree to extend such date), Acquiror, Newco and the DePalma Companies shall jointly prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and Newco shall file with the SEC, on a confidential basis, the Registration Statement / Proxy Statement. Each of Acquiror, Newco and each DePalma Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the DePalma Companies, the provision of financial statements of, and any other information with respect to, the DePalma Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under applicable Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or the Staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Acquiror, on the one hand, and Newco and the DePalma Companies, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.7 or for including in any other statement, filing, notice or application made by or on behalf of Newco to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of Acquiror, Newco and the DePalma Companies, or, in the case of Newco or a DePalma Company, Acquiror thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Acquiror, Newco and the DePalma Companies, or, in the case of Newco or a DePalma Company, Acquiror (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Newco shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) Newco shall cause, if appropriate, such amendment or supplements to be mailed to the Acquiror stockholders. Newco shall as promptly as reasonably practicable advise Acquiror of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop Order relating thereto or the suspension of the qualification of Newco Shares for offering or sale in any jurisdiction, and Newco and each DePalma Company shall each use its reasonable best efforts to have any such

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stop Order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.8 Acquiror Shareholder Approvals. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Acquiror shall (a) duly give notice of a meeting of its shareholders (the “Acquiror Shareholders Meeting”) and (b) use reasonable best efforts to convene and hold the Acquiror Shareholders Meeting in accordance with the Governing Documents of Acquiror, no later than thirty (30) Business Days following the date the Registration Statement / Proxy Statement is declared effective by the SEC for the purposes of obtaining the Acquiror Shareholder Approvals and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an Acquiror Shareholder Redemption. Except as required by applicable law and compliance by the Acquiror Board with its applicable fiduciary obligations, Acquiror shall, through its board of directors, recommend to its shareholders (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance of the Newco Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the Board Designees to serve as directors on the Newco Board (the “Director Election Proposal”); (iv) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (v) the adoption and approval of each other proposal reasonably agreed by Acquiror and the DePalma Companies as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (vi) the adoption and approval of a proposal for the adjournment of the Acquiror Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (vi) together, the “Transaction Proposals” and such proposals in (i) through (iv) together, the “Required Transaction Proposals”)); provided, however, that notwithstanding the foregoing, Acquiror may postpone or adjourn the Acquiror Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approvals and approval of the Transaction Proposals, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Acquiror has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Acquiror Shares prior to the Acquiror Shareholders Meeting; provided that, without the Consent of the DePalma Companies, in no event shall Acquiror adjourn the Acquiror Shareholders Meeting for more than thirty (30) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date.

Section 6.9 Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, Newco, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 6.10 Conduct of Business of Acquiror.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Acquiror shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as consented to in writing by the DePalma Companies (it being agreed that any request for a Consent shall not be unreasonably withheld, conditioned or

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delayed) or in connection with COVID-19 Measures, (i) operate its business in the ordinary course in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties and material business relations.

(b) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Acquiror shall not, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.10 of the Acquiror Disclosure Schedules or as consented to in writing by the DePalma Companies (such Consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(i) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or its Governing Documents;

(ii) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any of its Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities, other than, for the avoidance of doubt, for the Acquiror Shareholder Redemption;

(iii) (A) merge, consolidate, or combine with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iv) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement with any Tax Authority, settle any material Tax claim or assessment with any Tax Authority, or Consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business or automatic extensions of time not requiring the Consent of any Tax Authority;

(v) adjust, split, combine or reclassify any of its Equity Securities;

(vi) transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any of its Equity Securities, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating Acquiror to issue, deliver or sell any Equity Securities;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of expenses of employees in the ordinary course of business;

(viii) incur, create or assume any material Indebtedness or guarantee or guarantee the Indebtedness of any other Person, in each case, other than (A) expenses incurred in the ordinary course of business that do not exceed $5,000,000 in the aggregate, and (B) working capital loans obtained in the ordinary course of business that do not exceed $5,000,000 in the aggregate;

(ix) enter into, renew, modify or revise any Acquiror Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be an Acquiror Related Party Transaction), other than the entry into any Contract with an Acquiror Related Party with respect to the incurrence of Indebtedness permitted by Section 6.10(b)(vii);

(x) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(xi) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Acquiror;

(xii) change Acquiror’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards, GAAP, or applicable law;

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(xiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement;

(xiv) modify or amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account; or

(xv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.10.

Section 6.11 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror shall (i) cause the documents, certificates, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Termination Letter (attached as Exhibit A to the Trust Agreement), and (ii) use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Termination Letter (attached as Exhibit A to the Trust Agreement), including (A) paying as and when due all amounts, if any, payable to the Public Shareholders of Acquiror pursuant to the Acquiror Shareholder Redemption, (B) paying the amounts due to the underwriters of Acquiror’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror in accordance with the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.12 Acquiror Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Acquiror, as provided in Acquiror’s Governing Documents or otherwise in effect as of immediately prior the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time, for a period of six (6) years and (ii) Newco will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Newco shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in Acquiror’s Governing Documents or other applicable agreements as in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of Acquiror’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time, in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of Acquiror (the “Acquiror D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such Acquiror D&O Person was a director or officer of Acquiror immediately prior the Effective Time, as applicable, unless such amendment, repeal or other modification is required by applicable Law.

(b) Newco shall not have any obligation under this Section 6.12 to any Acquiror D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Acquiror D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) Newco shall purchase on the Closing Date and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance

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policies of Acquiror as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time, as applicable. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Acquiror’s directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If Newco or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Newco shall assume all of the obligations set forth in this Section 6.12.

(e) The Acquiror D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.12 are intended to be third-party beneficiaries of this Section 6.12. This Section 6.12 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Acquiror.

Section 6.13 DePalma Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that, with respect to each DePalma Company, (i) all rights to indemnification or exculpation now existing in favor of the directors, managers and officers of the DePalma Group Companies, as provided in the DePalma Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time in accordance with their respective terms (such period the “D&O Survival Period”) and (ii) Newco will cause the applicable DePalma Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during the D&O Survival Period. To the maximum extent permitted by applicable Law, during the D&O Survival Period, Newco shall cause the applicable DePalma Group Companies to advance expenses in connection with such indemnification as provided in the DePalma Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time in accordance with their respective terms. The indemnification and liability limitation or exculpation provisions of the DePalma Group Companies’ Governing Documents shall not, during the D&O Survival Period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors, managers or officers of the DePalma Group Companies (the “DePalma D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such DePalma D&O Person was a director, manager or officer of any DePalma Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Newco or any DePalma Group Companies shall have any obligation under this Section 6.13 to any DePalma D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such DePalma D&O Person in the manner contemplated hereby is prohibited by applicable Law or the DePalma Group Companies’ Governing Documents.

(c) If Newco or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Newco shall assume the appropriate obligations set forth in this Section 6.13.

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(d) The DePalma D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.13 are intended to be third-party beneficiaries of this Section 6.13. This Section 6.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Acquiror.

Section 6.14 Post-Closing Directors and Officers. Except as otherwise agreed in writing by the DePalma Companies, Acquiror and Newco prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Acquiror and Newco shall take all actions necessary or appropriate such that immediately following the Closing:

(a) The Newco Board shall consist of five (5) directors, and shall initially be comprised of (i) two (2) individuals designated by the Sponsor prior to the Closing (subject to the reasonable acceptance of the DePalma Companies), and (ii) three (3) individuals designated by the Parties prior to the Closing, all of whom shall be an “independent director” (as defined under applicable listing rules and requirements) (collectively, the “Board Designees”); and

(b) the initial officers of Newco shall be designated by mutual agreement between the Parties prior to the Closing, with such initial officers serving in the various capacities following the Closing as set forth in the Governing Documents of Newco.

Section 6.15 PCAOB Financials.

(a) As promptly as reasonably practicable, each DePalma Company shall deliver to Acquiror (i) the Required DePalma Financial Statements with respect to such DePalma Company, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and cash flows of the DePalma Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, which is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Acquiror with the SEC in connection with the transactions contemplated by this Agreement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and cash flows of the DePalma Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year) that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Acquiror with the SEC in connection with the transactions contemplated in this Agreement (A) will fairly present in all material respects the financial position, results of operations, changes in members’ capital and cash flows of the DePalma Group Companies as at the date thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the DePalma Companies’ auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) Each DePalma Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any DePalma Group Company, Acquiror in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be

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included in the Registration Statement / Proxy Statement and any other filings to be made by Acquiror with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the Consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 6.16 FIRPTA Certificates. At or prior to the Closing, Acquiror shall deliver to Newco, a certificate, duly executed by such Acquiror, complying with Treasury Regulations Section 1.1445-2(c)(3), together with a duly executed notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in a form and substance reasonably acceptable to Newco.

Section 6.17 Nasdaq Listing. Newco shall prepare and submit a listing application in connection with the transactions contemplated hereby, covering the Newco Shares to be issued hereunder in connection with the Closing (the “Listing Application”). Newco shall use its reasonable best efforts to cause (i) the Listing Application to be approved by the Nasdaq, (ii) Newco to satisfy all applicable initial and continuing listing requirements of Nasdaq, and (iii) the Newco Shares to be issued hereunder to be approved for listing on Nasdaq the trading ticker “GATE” (and the DePalma Companies shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event as of immediately following the Closing.

Section 6.18 Fairness Opinion. Prior to execution of this Agreement, the special committee of the Acquiror Board has received the opinion of Huron Transaction Advisory LLC, a financial advisory firm (the “Financial Advisor”) to the effect that, as of the date of such opinion, the aggregate consideration to be paid to the DePalma Owners for the DePalma Companies in connection with the transactions contemplated by this Agreement, is fair, from a financial point of view, to Acquiror.

Section 6.19 Reorganization. Newco and the DePalma Companies shall consummate the Reorganization (subject to immaterial deviations substantially consistent with Schedule 1.1 or except for the steps or actions that are to be taken after the Closing as specified and set forth on Schedule 1.1) on the Closing Date prior to the Closing.

Section 6.20 DePalma Support Agreements. Marblegate shall use commercially reasonable efforts to obtain all Consents necessary to consummate the transactions contemplated by this Agreement from any Person set forth on Section 4.2(a) of the DePalma Company Disclosure Schedules that is an Affiliate of Marblegate (the “Marblegate Affiliate Consents”). Immediately following the DePalma Companies’ receipt of the Marblegate Affiliate Consents, the DePalma Companies shall use commercially reasonable efforts to cause certain shareholders constituting at least a majority of the outstanding equity of each of the DePalma Companies (collectively, the “Supporting DePalma Holders”) to enter into support agreements (each, a “DePalma Support Agreement”), in form and substance mutually satisfactory to the Parties, pursuant to which the Supporting DePalma Holders will agree, among other things, to vote in favor of the Agreement and the transactions contemplated hereby (including the Merger) on the terms and subject to the conditions set forth in the DePalma Support Agreement.

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 7.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) all applicable waiting periods under the HSR Act shall have expired or otherwise been terminated, and there shall not be in effect any voluntary agreement between Acquiror, Newco or any DePalma

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Company, on the one hand, and the Federal Trade Commission or the Department of Justice, on the other hand, pursuant to which the Parties have agreed not to consummate the Merger for any period of time;

(b) no Order, Law or other legal restraint issued by any Governmental Entity enjoining or prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Documents shall be in effect; provided, however, that the Governmental Entity issuing such Order, Law or legal restraint has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop Order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop Order shall have been threatened or initiated by the SEC and remain pending;

(d) the Acquiror Shareholder Approvals shall have been obtained;

(e) the Marblegate Affiliate Consents shall have been obtained;

(f) after giving effect to the transactions contemplated hereby (including the Acquiror Shareholder Redemption), Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time;

(g) the DePalma Equity Value shall have become final and binding in accordance with Section 3.5; and

(h) each of the Parties shall have used commercially reasonable efforts to cause any Unpaid Acquiror Expenses consisting of deferred underwriting commissions to be reduced to such amount as is mutually acceptable to the Parties.

Section 7.2 Other Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Acquiror of the following further conditions:

(a) (i) each of the DePalma Fundamental Representations and the Newco Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 4.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) and (iv) the representations and warranties of each DePalma Company and Newco set forth in Article 4 (other than the DePalma Fundamental Representations, the Newco Fundamental Representations and the representations and warranties set forth in Section 4.2(a), Section 4.2(b) and Section 4.8(a)) shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material adverse effect” or “DePalma Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a DePalma Material Adverse Effect;

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(b) each DePalma Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it at or prior to the Closing;

(c) since the date of this Agreement, no DePalma Material Adverse Effect shall have occurred;

(d) at or prior to the Closing, each DePalma Company shall have delivered to Acquiror and Newco a certificate duly executed by an authorized officer of such DePalma Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied;

(e) Newco and the DePalma Companies shall have consummated the Reorganization in accordance with Schedule 1.1 (subject only to immaterial deviations that are not adverse to Acquiror in any material respect or except for the steps or actions that are to be taken after the Closing as specified and set forth on Schedule 1.1); and

(f) None of Newco or any of its Subsidiaries shall have any Indebtedness outstanding prior to the Reorganization;

(g) at or prior to the Closing, the DePalma Companies shall have delivered, or caused to be delivered, to Acquiror the following documents:

(i) the Registration Rights Agreement, duly executed by Newco and the Newco Sponsor Holders; and

(ii) the Management Services Agreement, duly executed by Newco.

Section 7.3 Other Conditions to the Obligations of the DePalma Companies. The obligations of the DePalma Companies to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the DePalma Companies of the following further conditions:

(a) (i) each of the Acquiror Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 5.8(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the representations and warranties of Acquiror (other than the Acquiror Fundamental Representations and the representations and warranties set forth in Section 5.8(a)) contained in Article 5 of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have an Acquiror Material Adverse Effect;

(b) Acquiror shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Acquiror Material Adverse Effect shall have occurred;

(d) Newco’s initial Listing Application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved by Nasdaq and, immediately following the Effective

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Time, Newco shall be in compliance with any applicable initial and continuing listing requirements of Nasdaq, and Newco shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Newco Shares included in the Listing Application shall have been approved for listing on Nasdaq;

(e) at or prior to the Closing, Acquiror shall have delivered, or caused to be delivered to the DePalma Companies a certificate duly executed by an authorized officer of Acquiror, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c) are satisfied; and

(f) at or prior to the Closing, Acquiror shall have delivered, or caused to be delivered, to the DePalma Companies the following documents:

(i) the Registration Rights Agreement, duly executed by the Sponsor and the Supporting Shareholders; and

(ii) the Management Services Agreement, duly executed by Marblegate.

Section 7.4 Frustration of Closing Conditions. No DePalma Company may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by such DePalma Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or a breach of this Agreement. Acquiror may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by Acquiror’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or a breach of this Agreement.

ARTICLE 8

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written Consent of Acquiror and the DePalma Companies;

(b) by Acquiror, upon written notice to the DePalma Companies, if there is any breach of any of the representations or warranties set forth in Article 4 or if there is any breach by a DePalma Company of any covenant or agreement on the part of such DePalma Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied with respect to such DePalma Company as of the Closing and the breach or breaches of such representations, warranties covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to such DePalma Company by Acquiror and (ii) the Termination Date; provided, however, that Acquiror is not then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c) by the DePalma Companies, upon written notice to Acquiror, if there is any breach of the representations or warranties set forth in Article 5 or if there is any breach by Acquiror of any covenant or agreement on the part of Acquiror set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied as of the Closing and the breach or breaches of such representations, warranties, covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Acquiror by the DePalma Companies and (ii) the Termination Date; provided, however, neither DePalma Company is then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 7.2(a) or Section 7.2(b) with respect to such DePalma Company from being satisfied;

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(d) by Acquiror or the DePalma Companies, if the transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 2023 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Acquiror if Acquiror’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the DePalma Companies if either DePalma Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either Acquiror or the DePalma Companies, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable; or

(f) by either Acquiror or the DePalma Companies, if the Acquiror Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, Acquiror’s Shareholders have duly voted and the Acquiror Shareholder Approvals were not obtained.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no liability or obligation on the part of the Parties or their respective Representatives), with the exception of Section 6.3, this Section 8.2, Article 9 and Article 1 (to the extent related to the foregoing), and the Confidentiality Agreement, each of which shall survive such termination and remain a valid and binding obligation of the Parties in accordance with their respective terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 8.1 shall not relieve any Party from liability for any intentional and Willful Breach of any covenant or agreement set forth this Agreement prior to such termination or fraud.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Non-Survival. All of the representations, warranties, agreements and covenants in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of any of such representations, warranties, agreements and covenants, shall not survive the Closing and shall terminate and expire upon the occurrence of the Effective Time; provided that nothing in this Section 9.1 or anything else in this Agreement shall limit: (i) the survival of any agreement or covenant of the Parties that, by its terms, expressly contemplates performance, in whole or in part, after the Closing, which agreements and covenants shall survive the Closing in accordance with their respective terms, (ii) the liability of any Person with respect to actual fraud in the making of the representations and warranties in Article 4 and Article 5 as applicable, or (iii) the rights of the Parties under this Article 9.

Section 9.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written Consent of each of the Parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by each of the Parties hereto, and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio.

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Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to Marblegate or Acquiror, to:

Marblegate Acquisition Corp.

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

Attn: Andrew Milgram

E-mail: andrew@marblegate.com

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention:	Brett Lawrence and Jonathan Ko
Facsimile:	(212) 319-4090
E-mail:	brettlawrence@paulhastings.com
jonathanko@paulhastings.com

(b)	If to Newco, Merger Sub or a DePalma Company, to:

Marblegate Asset Management LLC

5 Greenwich Office Park, Suite 400

Greenwich, CT 06831

Attention:  Andrew Milgram

E-mail:   andrew@marblegate.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP

2850 N. Harwood St.

Suite 1500

Dallas, TX 75201

Attention:  Lynwood Reinhardt

E-mail:   lreinhardt@reedsmith.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.5 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors, accountants and other Representatives, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the DePalma Companies shall pay, or cause to be paid, all Unpaid DePalma Company Expenses and Acquiror shall pay, or cause to be paid, all Unpaid Acquiror Expenses and (b) if the Closing occurs, then Newco shall pay, or cause to be paid, all Unpaid DePalma Company Expenses and all Unpaid Acquiror Expenses, which such payments shall be made upon consummation of the Merger and release of proceeds from the Trust Account in accordance with Section 2.1(a).

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Section 9.6 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Acquiror, any documents or other materials posted to the shared folder established by Marblegate in Sharepoint under the project name “DePalma deSPAC” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.7 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the DePalma Company Disclosure Schedules or in the Acquiror Disclosure Schedules corresponding to any Section or subsection of Article 4 (in the case of the DePalma Company Disclosure Schedules) or Article 5 (in the case of the Acquiror Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 4 (in the case of the DePalma Company Disclosure Schedules) or Article 5 (in the case of the Acquiror Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 4 or Article 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies of any nature whatsoever under or by reason of this Agreement, other than the rights of a Person pursuant to the provisions of Section 6.4(a), Section 6.12, Section 6.13, Section 9.12 and Section 9.18 (which will be for the benefit of such Persons set forth therein and each of whom are intended to be express third-party beneficiaries of, and may enforce, such provisions).

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Section 9.9 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.10 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the Closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the Closing deliverables contemplated hereby) by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.11 Knowledge of DePalma Company; Knowledge of Acquiror. For all purposes of this Agreement, the phrase “to such DePalma Company’s knowledge” and “known by such DePalma Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11 of the DePalma Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Acquiror’s knowledge” and “to the knowledge of Acquiror” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11 of the Acquiror Disclosure Schedules, assuming reasonable due inquiry and investigation of his or direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.11 of the DePalma Company Disclosure Schedules or Section 9.11 of the Acquiror Disclosure Schedules shall have any personal liability or obligations regarding such knowledge.

Section 9.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, the Parties to this Agreement, and none of the Acquiror Related Parties nor the DePalma Related Parties shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No Party shall have any right of recovery in respect hereof against any DePalma Related Party or Acquiror Related Party of such Party, as applicable, and no personal liability shall attach to any DePalma Related Party or Acquiror Related Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 9.12 are intended to be for the benefit of, and are enforceable by, the DePalma Related Parties and the Acquiror Related Parties and each such Person shall be an express third-party beneficiary of this Section 9.12. This Section 9.12 shall be binding on all successors and assigns of the Parties.

Section 9.13 Extension; Waiver. At any time prior to the Closing, the DePalma Companies, on the one hand, and Acquiror, on the other hand may, to the extent not prohibited by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties made by the other Party for the benefit of such waiving Party set forth herein, and (c) waive compliance by the other Party with any of the agreements or conditions for the benefit of such waiving Party set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

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Section 9.14 Governing Law. This Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and any claim, action, suit, dispute, or controversy arising out of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law principle, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 9.15 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have subject matter jurisdiction over the Proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the Proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 9.15 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding.

Section 9.16 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

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Section 9.17 Remedies. Except as otherwise expressly provided herein, prior to the Closing, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18 Trust Account Waiver. Reference is made to the final prospectus of Acquiror, filed with the SEC (File No. 333-259422) on October 4, 2021 (the “Prospectus”). Each DePalma Company acknowledges and agrees and understands that Acquiror has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Shareholders”), and Acquiror may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Newco, Merger Sub and each DePalma Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, neither such Party nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Acquiror or any of its Representatives, on the one hand, and, Newco, Merger Sub or such DePalma Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Newco, Merger Sub and each DePalma Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Acquiror or its Affiliates).

* * * * *

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

MARBLEGATE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

MARBLEGATE ACQUISITION CORP.

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Chief Executive Officer

MARBLEGATE CAPITAL CORPORATION

By:	/s/ Mark Zoldan
Name:	Mark Zoldan
Title:	Chief Financial Officer

MAC MERGER SUB, INC.

By:	/s/ Mark Zoldan
Name:	Mark Zoldan
Title:	Chief Financial Officer

DEPALMA ACQUISITION I LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Chief Executive Officer

DEPALMA ACQUISITION II LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

ANNEX D

FORM OF SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of February 14, 2023, is made by and among Marblegate Acquisition Corporation, a Delaware corporation (“Acquiror”), [Marblegate Acquisition LLC, a Delaware limited liability company]//[the undersigned director or executive officer of Acquiror] (the “Supporting Shareholder”), as a holder of either or both shares of Class A common stock, par value $0.0001 per share, of Acquiror (the “Acquiror Class A Common Stock”) or shares of Class B common stock, par value $0.0001 per share, of Acquiror (“Acquiror Class B Common Stock”), as applicable (collectively the shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, the “Acquiror Shares”), and Marblegate Capital Corporation, a Delaware corporation (“Newco”). Acquiror, the Supporting Shareholder, the DePalma Companies (as defined below), and Newco shall be referred to herein from time to time collectively as the “Parties” and each, a “Party”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 13 hereof, shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Marblegate Asset Management, LLC, a Delaware limited liability company, Acquiror, Newco, MAC Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Newco (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II”, together with DePalma I, the “DePalma Companies”), have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, and including the annexes, schedules and exhibits thereto, the “Business Combination Agreement”);

WHEREAS, as of the date hereof, the Supporting Shareholder is the record or beneficial owner of the number of Acquiror Shares set forth on the signature page hereto (together with any other Equity Securities of Acquiror that the Supporting Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Securities”); and

WHEREAS, the Supporting Shareholder acknowledges and agrees that none of Newco, Merger Sub, DePalma I or DePalma II would have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement, including the Merger (collectively, the “Business Combination”), without the Supporting Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.

Agreement to Vote. Unless this Agreement is validly terminated as provided in Section 9, at the Acquiror Shareholders Meeting, or any other meeting of the Acquiror Shareholders (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the Acquiror Shareholders is sought, the Supporting Shareholder irrevocably and unconditionally agrees that solely in his, her or its capacity as a stockholder or proxy holder of Acquiror, he, she or it shall:

(a)	when such meeting is held, appear at each such meeting or otherwise cause all of the Subject Securities to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or execute and return an action by written consent), or cause to be voted (or validly execute and deliver a written consent covering), all of the Subject Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Supporting Shareholder):

(i)

in favor of the Business Combination, Acquiror’s entry into the Business Combination Agreement, the Transaction Proposals, and any other matters necessary or reasonably requested by Acquiror and Newco in connection therewith;

(ii)

in favor of, and consent to or approve (or cause to be consented to or approved), any other circumstances upon which a consent or other approval of the Acquiror Shareholders is required or permitted under Acquiror’s organizational documents or otherwise sought with respect to the Business Combination;

(iii)	against any Acquiror Acquisition Proposal (in each case, other than the Business Combination Proposal or the other Transaction Proposals);

(iv)

against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination, or the other Transaction Proposals), change in control, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror with any other Person other than the DePalma Companies or their respective Affiliates that is required or permitted to be submitted to a vote of the Acquiror Shareholders, to which the DePalma Companies have not consented (other than as contemplated by the Business Combination Agreement);

(v)

against any action, agreement, transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Acquiror under the Business Combination Agreement or that would reasonably be expected to prevent the Business Combination from being consummated; and

(vi)

against any proposal, action or agreement that would reasonably be expected to (A) prevent, impede, delay, frustrate, interfere with, postpone, or adversely affect the consummation of the Business Combination or (B) result in any liquidation, dissolution or other change in Acquiror’s corporate structure or business other than as contemplated by the Business Combination Agreement.

The obligations of the Supporting Shareholder specified in this Section 1 shall apply whether (i) the Acquiror Board recommends the Business Combination, the Business Combination Agreement, the Transaction Proposals, or any action described above or (ii) the Acquiror Board has previously recommended the Business Combination, the Business Combination Agreement, the Transaction Proposals or any action described above and subsequently withdrawn or otherwise changed such recommendation.

2.

No Redemption. The Supporting Shareholder hereby agrees not to redeem, to cause to be redeemed, or to submit or cause to be submitted a request to Acquiror’s transfer agent or otherwise exercise any right to redeem, any Subject Securities in connection with the consummation of the Business Combination.

3.

Proxy. During the period from the date of this Agreement until the Termination Date, the Supporting Shareholder hereby appoints Acquiror and any designee of Acquiror, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote the Subject Securities, at every meeting of the Acquiror Shareholders called with respect to any of the matters that are the subject of this Agreement, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Acquiror Shareholders with respect to any matter referred to in Section 1 in accordance with the provisions thereof. This proxy and power of attorney is given by the Supporting Shareholder in connection with, and in consideration of, the execution of the Business Combination Agreement by Acquiror and to secure the performance of the duties of the Supporting Shareholder under this Agreement. This proxy and power of attorney granted by the Supporting Shareholder shall be irrevocable, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Supporting Shareholder with respect to any of the Subject Securities. The proxy and power of attorney granted by the Supporting Shareholder hereunder shall automatically terminate and be revoked upon a valid termination of this Agreement pursuant to Section 9.

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4.

No Transfer. During the period from the date of this Agreement until the Termination Date, the Supporting Shareholder shall not, directly or indirectly, (a) sell, transfer, pledge, assign, or otherwise dispose of (“Transfer”), or enter into any contract, option, hedge or other arrangement or understanding with respect to, the Transfer of any Subject Securities, (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant a proxy or power of attorney with respect to any Subject Securities, in each case, that would restrict or interfere with the Supporting Shareholder’s obligations pursuant to this Agreement or (c) enter into any agreement or undertaking that would or would reasonably be likely to, and shall not commit or agree to take any action that would or would reasonably be likely to, restrict or interfere with the Supporting Shareholder’s obligations pursuant to this Agreement.

5.

Waiver of Anti-Dilution Protection. If the Supporting Shareholder holds shares of Acquiror Class B Common Stock, the Supporting Shareholder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for the Supporting Shareholder and for its successors and assigns), to the fullest extent permitted by Law and the Amended and Restated Certificate of Incorporation of Acquiror, dated as of September 30, 2021, as amended by that certain Amendment to the Amended and Restated Certificate of Incorporation of Acquiror, dated as of December 7, 2022, and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Acquiror Class B Common Stock held by the Supporting Shareholder convert into shares of Acquiror Class A Common Stock, in connection with the consummation of the Business Combination.

6.	Supporting Shareholder Representations and Warranties. The Supporting Shareholder represents and warrants to the other Parties as follows:

(a)

The Supporting Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

(b)

If the Supporting Shareholder is not an individual, the Supporting Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Supporting Shareholder is an individual, the Supporting Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Supporting Shareholder. This Agreement has been duly and validly executed and delivered by the Supporting Shareholder and constitutes the valid, legal and binding agreement of the Supporting Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Parties), enforceable against the Supporting Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)

The Supporting Shareholder is the record or beneficial owner (within the meaning of Section 13 of the Exchange Act) of, and has good title to, all of the Subject Securities free and clear of all Liens or any other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities, (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens arising pursuant to (i) this Agreement, (ii) the Governing Documents of Acquiror, (iii) the Business Combination Agreement, (iv) the letter agreement, dated as of September 30, 2021, by and among Acquiror, Sponsor and the members of Acquiror’s board of directors and/or management team, (v) the Registration Rights Agreement, dated as of September 30, 2021, by and among Acquiror, Sponsor and the holders signatory thereto, or (vi) any applicable securities Laws. The Subject Securities are the only Equity Securities of Acquiror owned of record or

3

beneficially by the Supporting Shareholder on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities other than this Agreement. Other than the Acquiror Warrants, if any, held by the Supporting Shareholder, the Supporting Shareholder does not hold or own any rights, options, or warrants to acquire (directly or indirectly) any Equity Securities of Acquiror or any Equity Securities, debt or loans convertible into, or which can be exchanged for, Equity Securities of Acquiror.

(d)

As of the date of this Agreement and except as contemplated herein, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Supporting Shareholder to Transfer or cause to be Transferred any Subject Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Securities.

(e)

The execution and delivery of this Agreement by the Supporting Shareholder does not, and the performance by the Supporting Shareholder of his, her or its obligations hereunder will not (i) violate any provision of, or result in the breach of, any Law to which the Supporting Shareholder is subject or by which any property or asset of the Supporting Shareholder is bound, (ii) if the Supporting Shareholder is an entity, conflict with or result in a violation of the Governing Documents of the Supporting Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Supporting Shareholder or, if the Supporting Shareholder is an entity, its Equity Securities or, require any Consent that has not been given or other action that has not been taken by any Person, except in the case of clauses (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or delay the performance by the Supporting Shareholder of his, her or its obligations under this Agreement.

(f)

No Consent, designation, or declaration with, any Governmental Entity is required on the part of the Supporting Shareholder with respect to the Supporting Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(g)

As of the date hereof, there are no Proceedings pending against the Supporting Shareholder, or to the knowledge of the Supporting Shareholder, threatened against the Supporting Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or delay the performance by the Supporting Shareholder of his, her or its obligations under this Agreement.

(h)

Except as described in Section 5.4 of the Acquiror Disclosure Schedules to the Business Combination Agreement, no broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the Business Combination based upon arrangements made by the Supporting Shareholder, for which Acquiror or any of its Affiliates may become liable.

7.

Certain Agreements. The Supporting Shareholder agrees that, at or prior to the Closing, effective as of the Closing, it will enter into the Registration Rights Agreement in the form agreed to pursuant to the Business Combination Agreement.

8.

No Inconsistent Agreements. The Supporting Shareholder hereby covenants and agrees that he, she, or it shall not (a) enter into any voting agreement or voting trust with respect to any of the Subject Securities that is inconsistent with the Supporting Shareholder’s obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of the Subject Securities that is inconsistent with the Supporting Shareholder’s obligations pursuant to this Agreement, or (c) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

9.

Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representations, warranties,

4

agreements and covenants), shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing, (b) the termination of the Business Combination Agreement in accordance with Article 8 thereof, and (c) the written agreement of Acquiror, Newco, the DePalma Companies, and each Supporting Shareholder. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 9 shall not affect any liability on the part of any Party for any breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 9, together with Section 10 through Section 13 of this Agreement, shall survive any termination of this Agreement and Section 5 shall survive any termination pursuant to clause (a) of this Section 9.

10.

No Third-Party Beneficiaries. Except as expressly provided herein, this Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

11.

Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given ) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of Acquiror, Newco, or the DePalma Companies, in accordance with Section 9.4 of the Business Combination Agreement and (b) in the case of any Supporting Shareholder, to the address set forth below the Supporting Shareholder’s name on the signature page to this Agreement, in each case or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

12.

Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.

Incorporation by Reference. Each Supporting Shareholder expressly agrees to be bound by the provisions of Sections 9.1 (Non-Survival), 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Fees and Expenses), 9.6 (Construction; Interpretation), 9.9 (Severability), 9.10 (Counterparts; Electronic Signatures), 9.12 (No Recourse), 9.13 (Extension; Waiver), 9.14 (Governing Law), 9.15 (Submission to Jurisdiction), 9.16 (Waiver of Jury Trial) and 9.17 (Remedies) of the Business Combination Agreement as if an original party thereto, and that such provisions are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature Page Follows]

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SUPPORTING SHAREHOLDER:

By:
Name:
Title:

Record or Beneficial Ownership: Shares of Acquiror Class A Common Stock: Shares of Acquiror Class B Common Stock: Address for Notices:

[Signature Page to Sponsor Support Agreement]

ANNEX G

February 5, 2023

Special Committee of the Board of Directors

Marblegate Acquisition Corp.

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

Dear Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to Marblegate Acquisition Corp. (the “Company”) of the Consideration (as defined below) proposed to be paid in the Transaction (as defined below) for DePalma Acquisition I LLC (“DePalma I”) and DePalma Acquisition II LLC (“DePalma II” and, together with DePalma I, the “DePalma Companies”) pursuant to the Business Combination Agreement (the “Agreement”) proposed to be entered into by the Company, the DePalma Companies, Marblegate Asset Management, LLC (“Marblegate”), Marblegate Capital Corporation (“Newco”), which is a newly-formed entity, and MAC Merger Sub, Inc. (“Merger Sub”), which is a newly-formed, wholly-owned subsidiary of Newco. We understand that the Agreement provides for, among other things, contributions by certain parties of all of the respective issued and outstanding equity interests of the DePalma Companies to Newco immediately followed by the merger of Merger Sub with and into the Company (such merger, together with such contributions, the “Transaction”). We also understand that the Agreement provides that, in connection with the Transaction, Newco will issue shares of common stock, par value $0.0001 per share, of Newco (“Newco Common Stock”), at a stated exchange value of $10.00 per share, in exchange for the contributed equity interests of the DePalma Companies to be valued, in the case of DePalma I, as the sum of (i) the Minimum Cash Amount plus (ii) the Total Medallion Loan Value and, in the case of DePalma II, as the Total Owned Medallion Value (such resulting valuation, the “DePalma Transaction Valuation”). The terms and conditions of the Transaction are more fully set forth in the Agreement, and all capitalized terms used but undefined herein have the meanings given to them in the Agreement.

For purposes of our analyses and this opinion, the Company has advised us and, with the consent and approval of the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company, we have assumed, without independent verification, that, based on a DePalma Transaction Valuation (excluding the Minimum Cash Amount) equal to $750,595,712 (the “January 27, 2023 DePalma Transaction Valuation ”) derived by the Company from the Medallion Loans owned by DePalma I (including the unpaid principal balance thereof and, for each Medallion Loan, the New York City Medallion(s), the Chicago Medallion(s) and/or the Philadelphia Medallion(s) securing such Medallion Loan) and the New York City Medallions, the Chicago Medallions and the Philadelphia Medallions owned by DePalma II, in each case as of January 27, 2023, the consideration for the DePalma Companies in the Transaction will be 75,059,571.2 shares of Newco Common Stock (the “Consideration”), excluding shares issued on account of cash. For purposes of our analyses and this opinion, with the consent and approval of the Special Committee, we have assumed, without independent verification, that each share of Newco Common Stock will have a value equal to $10.00 per share (with such $10.00 value being based on the Company’s initial public offering and the Company’s approximate cash held in the Company’s trust account per outstanding share of Class A common stock of the Company (together with Class B common stock of the Company, “Company Common Stock”) (excluding the dilutive impact of (i) non-redeemable shares of Class A common stock of the Company, (ii) shares of Class B common stock of the Company, and (iii) any warrants to purchase Company Common Stock) and, accordingly, the Consideration will have an implied value equal to the January 27, 2023 DePalma Transaction Valuation. With the consent and approval of the Special Committee, we have rendered this opinion as if the Consideration will be paid directly by the Company.

Special Committee of the Board of Directors

Marblegate Acquisition Corp.

February 5, 2023

Huron Transaction Advisory LLC (“Huron”) has been engaged solely to render this opinion to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company and has not otherwise acted as financial advisor to the Special Committee, the Board, the Company or any other party in connection with the Transaction. We will receive a fee in connection with the rendering of this opinion, no portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past two years, we have not been engaged to provide financial advisory or other services to the Company for which we have received compensation. In the past two years, we have been engaged to provide due diligence services to a portfolio company of Marblegate, and we have received compensation for such services during such period. In the ordinary course, we and our affiliates and employees may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Marblegate, the DePalma Companies or any other party that may be involved in the Transaction and their respective affiliates or security holders.

In connection with this opinion, we have (i) reviewed a draft dated February 3, 2023 of the Agreement; (ii) reviewed certain publicly available financial and other information relating to the Company contained in its public filings; (iii) reviewed certain financial and other information relating to the DePalma Companies and their assets made available to us by Marblegate, including (A) the unpaid principal balance of loans of DePalma I secured by taxi medallions, payment information for such loans participating in the New York City Taxi and Limousine Commission’s Medallion Relief Program and Loan Guaranty Program and other performing loans of DePalma I secured by taxi medallions and other loan information contained in data tape provided by Marblegate and (B) “run- rate” financial estimates relating to taxi medallions owned by the DePalma Companies for the calendar year 2024 under a fleet leasing scenario contemplated by the management of Marblegate; (iv) utilized certain sensitivities to the fleet leasing scenario contemplated by the management of Marblegate as directed by the Special Committee; (v) engaged in discussions with certain members of the management of Marblegate, and with the Special Committee, regarding the DePalma Companies and their assets, the Transaction and related matters; (vi) reviewed publicly available information regarding purchase prices paid in recent sales of taxi medallions in New York City, Chicago and Philadelphia; (vii) reviewed financial and stock market data, including valuation multiples, for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant; and (viii) conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate. As discussed with the Special Committee, we have not performed any analysis to value the securities of the Company or Newco, including Company Common Stock or Newco Common Stock. In addition, based on the unavailability of financial projections (other than the limited “run-rate” financial estimates referred to above), we have not performed any analysis of the DePalma Companies as an operating business and our analyses have been necessarily limited to sum-of-the parts analyses of implied asset-level values by asset type. Furthermore, we have not considered the corporate overhead costs to be incurred by Newco following the Transaction and have assumed, without independent verification, that incremental future corporate overhead costs resulting from acquiring the DePalma Companies in the Transaction in lieu of an asset purchase by the Company of loans and taxi medallions from the DePalma Companies will not be material to our analyses or this opinion.

We have assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. We have assumed, without independent verification, that there has been no change in the assets, liabilities, business, financial condition, results of operations, or prospects of any of the Company or the DePalma Companies since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this opinion, that such financial statements and other information reflect all of the assets and liabilities of the Company and the DePalma Companies, and that there is

Special Committee of the Board of Directors

Marblegate Acquisition Corp.

February 5, 2023

no information or any facts that would make any of the information reviewed by us incomplete or misleading. Furthermore, we have assumed that the “run-rate” financial estimates referred to above have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Marblegate assuming the fleet leasing scenario contemplated by such management. We express no view or opinion as to such financial estimates, the assumptions on which they are based or the sensitivities to such contemplated fleet leasing scenario utilized by us as directed by the Special Committee. We have assumed, based on discussions with the management of Marblegate and with the consent of the Special Committee, that all information relied upon by us provides a reasonable basis upon which to evaluate the DePalma Companies and the Transaction. In addition, we have not made any independent evaluation or appraisal of any of the individual assets or liabilities (contingent, derivative, off balance-sheet or otherwise) of any of the Company or the DePalma Companies or the individual collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we been furnished with any such evaluation or appraisal, and we have not conducted a physical inspection of the properties or assets of any of the Company or the DePalma Companies, nor have we examined any individual loan or credit files.

We have assumed that (i) the final executed Agreement will not differ in any respect material to our analyses or this opinion from the draft of the Agreement reviewed by us, (ii) the representations and warranties made by the parties to the Agreement and related agreements are and will be true and correct in all respects material to our analyses and this opinion, (iii) each party will perform all of the covenants and agreements required to be performed by it under the Agreement in all respects material to our analyses and this opinion, (iv) all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof, and (v) the actual amount of the DePalma Transaction Valuation and the number of shares of Newco Common Stock actually issued as consideration for the DePalma Companies at the closing of the Transaction pursuant to the Agreement will not differ from the January 27, 2023 DePalma Transaction Valuation and the Consideration we have assumed in any respect that would be material to our analyses or this opinion. We have also assumed that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analyses or this opinion, and that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of any of the Company, Newco or the DePalma Companies, or otherwise have an effect on the Transaction, any of the Company, Newco or the DePalma Companies or any expected benefits of the Transaction that would be material to our analyses or this opinion. We have assumed, without independent verification, that the Transaction will have the tax treatment described in discussions with, and materials furnished to us by, representatives of the Company. We have not evaluated and do not express any opinion as to the solvency or fair value of any of the Company, Newco or the DePalma Companies or any other party, or the ability of any of the Company, Newco or the DePalma Companies or such other party to pay its respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax, accounting or other similar matters.

We express no view as to, and our opinion does not address, the underlying business decision of the Special Committee, the Board or the Company to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions (including, without limitation, liquidation) that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the Company of the Consideration to be paid for the DePalma Companies in the Transaction pursuant to the Agreement. We express no view as to, and our opinion does not address, any other term or aspect of the Agreement or the

Special Committee of the Board of Directors

Marblegate Acquisition Corp.

February 5, 2023

Transaction, including, without limitation, the structure or form of the Transaction, the calculations used to derive the DePalma Transaction Valuation and the Consideration (including, without limitation, the various per medallion collateral values set forth in the Agreement), any allocation of the Consideration (including, without limitation, the relative fairness to the Company of the portion thereof paid in exchange for the contributed equity of DePalma I as compared to the portion thereof paid in exchange for the contributed equity of DePalma II, or vice versa), the payment of expenses, or any management services, support, registration rights, lock-up or other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction. We express no view or opinion as to (i) the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of the Company or any other party (including, without limitation, the relative fairness of the Consideration as compared to any such consideration or vice versa) or (ii) the future financial performance of any of the Company, Newco or the DePalma Companies or the future financial or other effects or impact of the Transaction on, or any other consequences of the Transaction to, any of the Company, Newco or the DePalma Companies. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of any of the Company, Newco or the DePalma Companies or any party, or class of such persons, in connection with the Transaction, whether relative to the Consideration or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, and the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions, and in particular the metropolitan taxi medallion industry continues to undergo a significant long-term downturn. We express no view or opinion as to the actual value of Newco Common Stock when issued in the Transaction or the prices at which Newco Common Stock, Company Common Stock or any other securities of any of the Company, Newco or the DePalma Companies (including the shares of Newco Common Stock issued as consideration in the Transaction) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. We also express no view or opinion as to what the Minimum Cash Amount, the other components of the DePalma Transaction Valuation and the resulting number of Newco Common Stock issued as consideration actually will be in connection with the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote or act with respect to the Transaction or any other matter, including whether or not any such stockholder should elect to redeem all or a portion of their shares of Company Common Stock.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee (in its capacity as such and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by a committee of Huron authorized to approve opinions of this nature.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration proposed to be paid in the Transaction for the DePalma Companies pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours

/s/ Huron Transaction Advisory LLC

HURON TRANSACTION ADVISORY LLC

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The Existing Charter provides, and the Proposed Charter will provide, that the officers and directors will be indemnified by MAC and New MAC, respectively, to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Existing Charter provides and the Proposed Charter will provide, that their directors will not be personally liable for monetary damages to MAC or New MAC, respectively, or stockholders for breaches of their fiduciary duties as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

MAC has also entered, and New MAC will enter, into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in MAC’s Charter and the Proposed Charter, respectively. MAC’s bylaws and the Proposed Bylaws also permit MAC and New MAC, respectively, to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. MAC has in place, and New MAC will enter into, policies of directors’ and officers’ liability insurance that insures their officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures MAC or New MAC, as applicable, against its obligations to indemnify their officers and directors.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit	Description

2.1†#‡	Business Combination Agreement, dated February 14, 2023, by and among Marblegate Acquisition Corp., Marblegate Asset Management, LLC, Marblegate Capital Corporation, MAC Merger Sub, Inc., DePalma Acquisition I LLC and DePalma Acquisition II LLC (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of Marblegate Acquisition Corp. (incorporated by reference to Exhibit 3.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021)

3.2	Amendment to Amended and Restated Certificate of Incorporation of Marblegate Acquisition Corp. (incorporated by reference to Exhibit 3.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on December 7, 2022).

3.3	Second Amendment to Amended and Restated Certificate of Incorporation of Marblegate Acquisition Corp. (incorporated by reference to Exhibit 3.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on July 3, 2023).

3.4	Third Amendment to Amended and Restated Certificate of Incorporation of Marblegate Acquisition Corp. (incorporated by reference to Exhibit 3.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on December 22, 2023).

3.5	Bylaws of Marblegate Acquisition Corp. (incorporated by reference to Exhibit 3.3 to Marblegate Acquisition Corp.’s Annual Report on Form 10-K filed with the SEC on April, 2021).

3.6*	Form of Proposed Charter of Marblegate Capital Corporation (included as Annex B to the proxy statement/prospectus)

3.7*	Form of Proposed Bylaws of Marblegate Capital Corporation (included as Annex C to the proxy statement/prospectus)

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Marblegate Acquisition Corp’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and Marblegate Acquisition Corp. (incorporated by reference to Exhibit 4.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

5.1*	Opinion of Paul Hastings LLP

8.1*	Tax Opinion of Paul Hastings LLP

10.1	Letter Agreement, dated September 30, 2021, by and among Marblegate Acquisition Corp., its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.2	Promissory Note, dated June 30, 2022, issued to Marblegate Special Opportunity Master Fund, L.P. (incorporated by reference to Exhibit 99.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on July 7, 2022).

10.3	Promissory Note, dated February 13, 2023, issued to Marblegate Special Opportunities Master Fund, L.P. (incorporated by reference to Exhibit 99.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 17, 2023).

10.4	Promissory Note, dated July 20, 2023, issued to Marblegate Special Opportunities Master Fund, L.P. (incorporated by reference to Exhibit 10.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on July 21, 2023).

10.5	Promissory Note, dated December 21, 2023, issued to Marblegate Special Opportunities Master Fund, L.P. (incorporated by reference to Exhibit 10.1 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on December 22, 2023).

10.6	Investment Management Trust Agreement, dated September 30, 2021, by and between Marblegate Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee. (incorporated by reference to Exhibit 10.2 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.7	Registration Rights Agreement, dated September 30, 2021, by and among Marblegate Acquisition Corp., the Sponsor and certain other security holders. (incorporated by reference to Exhibit 10.3 to Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.8	Administrative Support Agreement, dated September 30, 2021, by and between Marblegate Acquisition Corp. and the Sponsor. (incorporated by reference to Exhibit 10.4 to the Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.9	Unit Subscription Agreement, dated September 30, 2021, by and between Marblegate Acquisition Corp. and the Sponsor. (incorporated by reference to Exhibit 10.5 to the Marblegate Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.10	Unit Subscription Agreement, dated September 30, 2021, by and between Marblegate Acquisition Corp. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.6 to Marblegate Acquisition Corp’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

10.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

10.12	Form of Investment Agreement by and among Marblegate Acquisition Corp., Marblegate Acquisition LLC and the anchor investors (9.9%) (incorporated by reference to Exhibit 10.10 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

10.13	Form of Investment Agreement by and among Marblegate Acquisition Corp. Marblegate Acquisition LLC and the anchor investors (4.9%) (incorporated by reference to Exhibit 10.11 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

10.14	Form of Investment Agreement by and among Marblegate Acquisition Corp., Marblegate Acquisition LLC and the anchor investors (2.5%) (incorporated by reference to Exhibit 10.12 to Marblegate Acquisition Corp.’s Registration Statement on Form S-1 filed with the SEC on September 9, 2021).

10.15	Form of Sponsor Support Agreement (included as Annex D to the proxy statement/prospectus).

10.16*	Form of Registration Rights Agreement (included as Annex E to the proxy statement/prospectus).

10.17*+	Form of Management Services Agreement (included as Annex F to the proxy statement/prospectus).

10.18‡**	Operations Services Agreement, dated as of October 15, 2019, by and among Septuagint Solutions LLC, Kirie Eleison Corp, the Manager thereto, DePalma Dispatch Inc. and DePalma Acquisition II LLC.

23.1*	Consent of Marcum LLP.

23.2*	Consent of Ernst & Young Ltd.

23.3*	Consent of Paul Hastings LLP (included in Exhibit 5.1)

23.4*	Consent of Paul Hastings (included in Exhibit 8.1).

24*	Power of Attorney (included on the signature page of this Registration Statement).

99.1*	Form of Proxy Card (attached to the proxy statement/prospectus which forms part of this registration statement as Annex [●]).

99.2*	Consent of Huron Transaction Advisory LLC.

99.3*	Consent of Andrew Milgram to be named a director.

99.4*	Consent of Paul Arrouet to be named a director.

99.5*	Consent of Jeffrey Kravetz to be named a director.

99.6*	Consent of [●] to be named a director.

107*	Filing Fee Table.

#

The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

‡

Certain confidential information contained in this Exhibit has been omitted because it is both (i) information that the registrant customarily and actually treats as private or confidential and (ii) not material.

+	Indicates a management contract of compensatory plan.
*	To be submitted or filed by amendment.
**	Previously submitted

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement) and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on the [●] day of [●], 2024.

MARBLEGATE CAPITAL CORPORATION

By:
	Name:	Jeffrey Kravetz
	Title:	Chief Financial Officer and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Kravetz, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(a) Signature	(b) Title	(c) Date

	Chief Financial Officer and Secretary	[●], 2024
Jeffrey Kravetz	(Principal Executive, Financial and Accounting Officer)

	Director	[●], 2024
Alan Mintz